
02049330

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REGISTRANT'S NAME: BHP Steel Ltd.

*CURRENT ADDRESS: 120 Collins St.
Melbourne Victoria
3000 Australia

**FORMER NAME:

**NEW ADDRESS:

FILE NO. 82- 34676 FISCAL YEAR June 30-2001

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: Ann O'Brien

DATE : 8/12/02

PART 5 FINANCIAL INFORMATION ON BHP STEEL

5.1 PRO FORMA HISTORICAL FINANCIAL INFORMATION

5.2 MANAGEMENT DISCUSSION AND ANALYSIS OF THE FINANCIAL CONDITION AND RESULTS OF OPERATIONS

PRO FORMA STATEMENT OF FINANCIAL POSITION

5.4 LIQUIDITY AND CAPITAL RESOURCES

5.5 QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK SENSITIVE INSTRUMENTS

5.6 DIVIDENDS

5.7 FORECAST FINANCIAL INFORMATION

5.1 PRO FORMA HISTORICAL FINANCIAL INFORMATION

5.1.1 Basis of preparation and presentation

The pro forma historical financial information is derived from pro forma combined historical financial information and the pro forma combined financial statements included as an appendix to the Investigating Accountant's Report in Annexure A of this Scheme Booklet.

The pro forma combined financial statements include BHP Steel Limited and its existing controlled entities, together with the entities for whom control is proposed to be transferred to BHP Steel as contemplated by the Implementation Deed and Demerger Deed. The transfer of control of certain entities will not occur until, amongst other things, the Steel Demerger is approved by BHP Billiton Limited Shareholders. The pro forma combined financial statements for the years ended 30 June 1999, 2000 and 2001 and for the six months ended 31 December 2001 have been subject to review by the Investigating Accountant, Arthur Andersen. The pro forma historical financial information set out below should be read in conjunction with the pro forma combined financial statements and the accompanying notes included as an appendix to the Investigating Accountant's Report. Further details on the basis of preparation are set out in note 1 to the pro forma combined financial statements.

The pro forma historical financial information provided for BHP Steel includes:

- pro forma statements of financial performance for the years ended 30 June 1999, 2000 and 2001 and the six months ended 31 December 2000 and 2001 set out below;
- pro forma results of operations for the years ended 30 June 1999, 2000 and 2001 and the six months ended 31 December 2000 and 2001 under "Management discussion and analysis of the financial condition and results of operations" in Part 5.2 of this Scheme Booklet;
- pro forma statement of financial position as at 31 December 2001 in Part 5.3 of this Scheme Booklet; and
- pro forma statements of cash flows for the years ended 30 June 1999, 2000 and 2001 and the six months ended 31 December 2000 and 2001 under "Liquidity and capital resources" in Part 5.4 of this Scheme Booklet.

The pro forma statements of financial performance have been provided only to EBIT and the pro forma statements of cash flows only to net operating and investing cash flows before borrowing costs and income tax. The assets and entities that comprise BHP Steel were previously part of BHP Billiton and operated under different corporate structures with different gearing, treasury, and tax profiles. Accordingly, reporting borrowing costs, income tax and net financing cash flows are not considered to be meaningful or appropriate and this information has not been included in the pro forma historical financial information.

5.1.2 Pro forma statements of financial performance

Table 5.1.2 below sets out the pro forma statements of financial performance for BHP Steel for the years ended 30 June 1999, 2000 and 2001 and the six months ended 31 December 2000 and 2001.

5.1.3 Normalisation adjustments

Table 5.1.3 on the following page sets out a reconciliation between EBIT in the pro forma combined financial statements and profit from ordinary activities before borrowing costs and income tax expense (before normalisation adjustments) for the years ended 30 June 1999, 2000 and 2001 and the six months ended 31 December 2000 and 2001. It also sets out a reconciliation between revenue in the pro forma combined financial statements and revenue from ordinary activities (before normalisation adjustments). Normalisation adjustments are made to the historical financial information to adjust for discontinued activities, to exclude the impact of certain

Table 5.1.2: Pro forma statements of financial performance

$ millions	Year ended 30 June			Six months ended 31 December	
	1999	2000	2001	2000	2001
Revenue [1]	**4,849**	**4,898**	**4,941**	**2,463**	**2,299**
EBITDA [2]	**525**	**711**	**568**	**378**	**221**
Depreciation and amortisation [3]	268	266	263	130	126
EBIT [4]	**257**	**445**	**305**	**248**	**95**

(1) Revenue means revenue from ordinary activities, including sales revenue and other revenue, excluding interest income and after the normalisation adjustments set out on the following page.

(2) EBITDA means profit from ordinary activities before borrowing costs and income tax expense excluding interest income, adding back depreciation and amortisation and after the normalisation adjustments set out on the following page. BHP Billiton believes EBITDA provides useful information because it enables a meaningful analysis of BHP Steel's underlying financial performance. EBITDA in this document may not be comparable to similarly titled measures reported by other entities.

(3) Depreciation and amortisation is after the normalisation adjustments set out on the following page.

(4) EBIT means profit from ordinary activities before borrowing costs and income tax expense excluding interest income and after the normalisation adjustments set out on the following page. BHP Billiton believes EBIT provides useful information because it enables a meaningful analysis of BHP Steel's underlying financial performance. EBIT in this document may not be comparable to similarly titled measures reported by other entities.

Table 5.1.3: Normalisation adjustments

$ millions	Year ended 30 June			Six months ended 31 December	
	1999	2000	2001	2000	2001
Revenue from ordinary activities (before normalisation adjustments)	5,226	5,890	4,937	2,460	2,341
Foreign exchange and commodity hedging [1]	39	37	29	7	11
Discontinued activities [2]	(383)	(1,010)	2	9	(41)
Interest income [3]	(33)	(19)	(27)	(13)	(12)
Revenue	**4,849**	**4,898**	**4,941**	**2,463**	**2,299**
Profit from ordinary activities before borrowing costs and income tax expense (before normalisation adjustments)	81	178	259	258	92
Foreign exchange and commodity hedging [1]	59	37	29	7	11
Discontinued activities [2]	7	207	-	-	(31)
Asset write-downs [4]	165	38	-	-	10
Restructuring provisions [5]	-	-	19	-	22
Workers compensation provisions [6]	-	-	27	-	-
Interest income [3]	(33)	(19)	(27)	(13)	(12)
Foreign exchange gains and losses [7]	-	23	(11)	(7)	(3)
Partial superannuation holiday [8]	(31)	(23)	-	-	-
Net corporate allocations [9]	9	4	9	3	6
EBIT	**257**	**445**	**305**	**248**	**95**
Depreciation and amortisation (before normalisation adjustments)	336	311	263	130	126
Discontinued activities and asset write-downs [4]	(68)	(45)	-	-	-
Depreciation and amortisation	268	266	263	130	126
EBITDA	**525**	**711**	**568**	**378**	**221**

(1) Hedging losses represent the expiry of foreign exchange and commodity price positions entered into during and prior to 1999. In 1999, BHP Steel ceased active hedging of its foreign exchange and commodity price exposures.

(2) Discontinued activities include the sale in 2000 by BHP Steel of its US coated and building products businesses. The proceeds from sale of $447 million, loss on sale of $227 million and the results of operations in 1999 and 2000 are treated as normalisation adjustments. The 1999 and 2000 EBIT adjustments also include $10 million and $12 million respectively in relation to product warranty provisions for discontinued operations. During the six months ended 31 December 2001, BHP Steel sold its strapping business. The proceeds from sale of $41 million and the profit on sale of $31 million are treated as normalisation adjustments. The results of operations for the strapping business are not considered material and have not been normalised.

(3) Interest income which is credited in arriving at profit from ordinary activities before borrowing costs and income tax expense is excluded from EBITDA and EBIT as defined for the purpose of this Scheme Booklet.

(4) Asset write-downs arose from regular reviews of the recoverability of the carrying value of assets. The write-downs in 1999 included a write-down of New Zealand Steel's production assets of $121 million. Other charges in 1999 and 2000 included the write-down of development expenditure and assets relating to thin strip casting.

(5) Restructuring provisions represent restructuring costs for outsourced operations. Due to their size and nature, these restructuring costs are considered distinct from other restructuring costs incurred during the periods presented.

(6) Workers compensation provisions relate to a one-off charge for self-insured risks.

(7) Foreign exchange losses relate to exchange losses on a New Zealand dollar denominated deposit. These losses are excluded from EBITDA and EBIT as defined for the purpose of this Scheme Booklet.

(8) Partial superannuation holiday represents a deduction of charges that would have been paid in 1999 and 2000 had BHP Steel not reduced contributions to its Australian defined benefit superannuation plan. The reduced contributions were to take advantage of a superannuation surplus on that plan identified during an actuarial review in 1999.

(9) Net corporate allocations represent the difference between the management charges allocated by BHP Billiton over the periods presented and the estimated costs for BHP Steel as an independent company. It is anticipated that $15 million of corporate costs will be incurred by BHP Steel in 2003 to operate as an independent company.

non-recurring items and to reflect the costs of operating as an independent company. BHP Billiton believes normalisation adjustments enable a meaningful analysis of BHP Steel's underlying financial performance. Many of these normalisation adjustments would not be permitted under US GAAP (see "Significant differences between Australian GAAP and US GAAP" set out as Annexure C to this Scheme Booklet).

5.2 MANAGEMENT DISCUSSION AND ANALYSIS OF THE FINANCIAL CONDITION AND RESULTS OF OPERATIONS

5.2.1 General factors affecting operating results of BHP Steel

BHP Steel is involved in the manufacture and distribution of flat steel products, including slab, plate, tinplate and blackplate, hot and cold rolled coil, metallic coated, painted and roll-formed steel products. BHP Steel is the major producer of flat steel products in Australia and New Zealand and continues to build on its established presence in Asia. It is a major exporter with significant sales to customers in the US, Asia, Europe, the Middle East, Africa and the Pacific. It also has a 50% interest in North Star BHP Steel, a steel mini-mill in the US.

BHP Steel provides its products, solutions and services to customers in the building and construction, automotive and transport, manufacturing and packaging industries. Its steel products are sold both directly to end-use customers and through independent distributors. In export markets, BHP Steel has developed long-standing supplier relationships with a core group of customers through its network of international sales offices.

Although BHP Steel's business is characterised by a diverse product range and high domestic market shares in Australia and New Zealand, it remains subject to both domestic and international macroeconomic factors and competition from other companies.

BHP Steel's domestic and export sales volume and revenue for the years ended 30 June 1999, 2000 and 2001 and the six months ended 31 December 2000 and 2001 are set out in Table 5.2.1(a) below. Australia is BHP Steel's largest domestic market. BHP Steel's other domestic markets include New Zealand, Thailand, Malaysia and Indonesia. The two key economic factors impacting BHP Steel's domestic business in Australia are the level of building and construction activity and the performance of the manufacturing sector.

BHP Steel's building and construction exposure is primarily through the provision of plate, hot rolled coil, painted and roll-formed steel products and accessories to the sector. The latest residential construction growth cycle commenced in calendar year 1996 and peaked in calendar year 2000 after surging prior to the introduction of the GST in Australia. It then declined sharply until the middle of 2001. Since then, residential construction activity has grown slightly. There was an overall steady increase in engineering construction activity in Australia from calendar year 1997 to 1999. Engineering construction activity was particularly high due to construction activity associated with the Sydney Olympic Games in September 2000. Activity fell sharply until March 2001 and has since recovered slightly.

BHP Steel's exposure to the domestic manufacturing industry in Australia is through its supply of plate, tinplate and metallic coated steel products to this sector. These products are mainly

Table 5.2.1 (a): Pro forma sales volumes and revenues

	Year ended 30 June			Six months ended 31 December	
	1999	2000	2001	2000	2001
Sales volume[1] (thousands of tonnes)					
Domestic[2]	2,981	2,956	2,853	1,488	1,499
Export	2,685	2,554	2,720	1,217	951
Total	**5,666**	**5,510**	**5,573**	**2,705**	**2,450**
Revenue[1] ($ millions)					
Domestic[2]	3,007	3,049	3,141	1,573	1,675
Export	1,345	1,332	1,355	658	459
Corporate and Group[3]	497	517	445	232	165
Total	**4,849**	**4,898**	**4,941**	**2,463**	**2,299**

(1) Sales volumes are after normalisation adjustments for discontinued activities and revenues are after this and other normalisation adjustments set out in Part 5.1.3 of this Scheme Booklet. Sales volumes and revenues do not include North Star BHP Steel.

(2) Domestic sales volumes and revenues represent the combined external sales of all BHP Steel businesses into their respective domestic markets.

(3) Corporate and Group revenue relates primarily to external transport and logistics sales and trading activity by the export trading offices. The trading activity totalled $330 million, $362 million and $253 million in 1999, 2000 and 2001, respectively, and $121 million and $77 million in the six months ended 31 December 2000 and 2001 respectively.

used by manufacturers of packaging, whitegoods and other equipment. Australian manufacturing activity has grown at a low but steady rate over recent years, growing at a compound annual rate of approximately 2.5% over the five year period between calendar year 1996 and 2001.

The market conditions in the global steel industry are currently depressed. Current market conditions are characterised by production overcapacity, historically low prices and consolidation of key suppliers (e.g. iron ore) and customers (e.g. the automotive sector). The historically low steel prices have had a significant impact on the prices BHP Steel has received for its export sales and, to a lesser extent, its domestic sales as BHP Steel faces competition from imports in its domestic markets.

Over the last three years, export revenue has accounted on average for 27% of BHP Steel's total revenue. Slab and hot rolled coil are BHP Steel's highest volume export products. Movement in international steel prices, particularly for hot rolled coil, have the potential to materially impact the results of BHP Steel. Short-term hot rolled coil price movements would typically have an immediate and direct impact on BHP Steel's commodity product range (e.g. cold rolled coil, plate and slab) and a lesser indirect impact on BHP Steel's export value-added product range (e.g. metallic coated and painted products), as well as Australian domestic pipe and tube products, due to the existence of other market factors. In the year ended 30 June 2001, total sales of the commodity product range and pipe and tube products into the domestic and export markets represented approximately 27% of total revenue. Exported metallic coated and painted products represented approximately 14% of total revenue. Short-term price movements have a substantially lesser impact on BHP Steel's value-added product range sold in domestic markets. However, these products are impacted by the long-term underlying trends in international steel prices.

International steel prices are volatile as demonstrated by the movements in the European FOB exported hot rolled coil price set out in Figure 5.2.1(a). The average prices received by BHP Steel for export sales reflect a similar trend to the European exported hot rolled coil prices. However, BHP Steel tends to receive slightly lower average prices due to the mix of geographic markets into which its steel products are exported.

Figure 5.2.1(a): European export FOB price for hot rolled coil, July 1998 to December 2001


350
300
250
200
150
Jul 98
Jun 98
Sep 98
Dec 98
Mar 99
Jun 99
Sep 99
Dec 99
Mar 00
Jun 00
Sep 00
Dec 00
Mar 01
Jun 01
Sep 01
Dec 01

On 5 March 2002, following recommendations from the US ITC, the President of the US announced the imposition of a 30% tariff (reducing over three years) on imports of slab (in excess of a quota), hot rolled coil and other selected steel products into the US for a period of three years. Whilst an estimated 85% of BHP Steel's export volumes to the US are exempt from the US tariffs or are included within a tariff free quota, BHP Steel could be affected by retaliation from other steel producing nations which, if they introduced similar measures in response to the US action, could limit BHP Steel's ability to compete in those markets. Steel producers may also redirect export sales into BHP Steel's domestic markets. In late March 2002, the EU announced that it would implement provisional measures under the form of tariff-quotas to limit imports of certain steel products as a result of the US President's decision to impose import tariffs on these products, including hot rolled coil. Further information on those tariff announcements is provided in Part 4.2.2(a) of this Scheme Booklet.

International steel prices are usually quoted in US dollars. Consequently, through its export sales, BHP Steel's results are impacted by the Australian dollar/US dollar exchange rate. An appreciation of the Australian dollar relative to the US dollar would be expected to have an adverse effect on BHP Steel's results. BHP Steel's results are also impacted, but to a lesser extent, by changes in the exchange rate of the Australian dollar against the New Zealand dollar and Asian currencies through BHP Steel's operations in New Zealand and Asia. Changes in the Australian dollar exchange rate against other currencies

Table 5.2.1(b): Exchange rates

	Year ended 30 June			Six months ended 31 December	
	1999	2000	2001	2000	2001
AUD/USD (1)	0.6276	0.6292	0.5380	0.5537	0.5132
Year-on-year change		0.3%	(14.5%)		(7.3%)
AUD/NZD (1)	1.1809	1.2428	1.2588	1.2928	1.2187
Year-on-year change		5.2%	1.3%		(5.7%)

(1) Exchange rates are presented on the basis of the average rate realised by BHP Steel in each period.

also impact import competition and hence BHP Steel's Australian domestic sales. The average exchange rate of the Australian dollar against the US dollar and the New Zealand dollar for the years ended 30 June 1999, 2000 and 2001 and the six months ended 31 December 2000 and 2001 are set out in Table 5.2.1(b) on the previous page.

A significant percentage of BHP Steel's costs are also impacted by the Australian dollar/US dollar exchange rate, providing BHP Steel a partial natural hedge to any foreign currency fluctuations. The two most significant raw materials used in BHP Steel's steelmaking process are iron ore and coking coal, the prices for which are typically denominated in US dollars. In 2001, iron ore and coking coal accounted for approximately 15% of BHP Steel's total cash operating costs. Iron ore and coking coal prices for the years ended 30 June 1999, 2000 and 2001 and the six months ended 31 December 2000 and 2001 are set out in Table 5.2.1(c) below.

Employee costs were the largest single cost component in 2001 and accounted for approximately 22% of BHP Steel's total cash operating costs. Other major cash operating cost component categories and their respective share of total cash operating costs in 2001 included raw materials other than coal and iron ore (14%), consumables (8%), freight (8%), utilities (5%) and services and other expenses. BHP Steel has an ongoing programme of business improvement initiatives aimed at reducing costs. Labour restructuring has been a key element of these initiatives and has resulted in significant reductions in employee numbers. Restructuring costs associated with labour rationalisations have amounted to approximately $95 million over the three and a half-year period ended 31 December 2001. Of this total, $41 million related to outsourcing initiatives which have been treated as normalisation adjustments, the remainder being considered within normal operating conditions in a competitive industry. Despite their adverse initial cost impacts, these business improvement initiatives are expected to have significant long-term cost benefits for the business.

Employee numbers for the years ended 30 June 1999, 2000 and 2001 and the six months ended 31 December 2000 and 2001 are set out in Table 5.2.1(d) below.

5.2.2 Pro forma combined results of operations

Table 5.2.2 on the following page sets out BHP Steel's pro forma combined results of operations for the years ended 30 June 1999, 2000 and 2001 and the six months ended 31 December 2000 and 2001.

Six months ended 31 December 2001 compared to the six months ended 31 December 2000

Revenue: BHP Steel's revenue of $2,299 million for the six months ended 31 December 2001 represented a $164 million, or 7%, decrease compared to the revenue for the six months ended 31 December 2000 of $2,463 million. This reflected lower international steel prices and lower export volumes, partially offset by higher domestic volumes resulting from an increase in demand compared with the previous corresponding period where there had been a downturn following the Sydney Olympics and the introduction of GST.

EBITDA: BHP Steel's EBITDA of $221 million for the six months ended 31 December 2001 represented a $157 million, or 42%, decrease compared to EBITDA of $378 million for the six months ended 31 December 2000. This was primarily due to lower sales revenue and the cost impact of lower production volumes as a result of industrial disputes and blast furnace operational issues at Hot Rolled Products and planned maintenance shutdowns at Coated Products Australia.

Table 5.2.1(c): Cost of raw materials

US$ per tonne, FOB	Year ended 30 June			Six months ended 31 December	
	1999	2000	2001	2000	2001
Iron ore [1, 2]	35.27	34.68	34.34	34.34	35.02
Year-on-year change		(1.7%)	(1.0%)		2.0%
Coking coal [1, 3]	47.47	38.46	36.75	36.75	39.55
Year-on-year change		(19.0%)	(4.4%)		7.6%

(1) Iron ore and coking coal are presented on the basis of the average prices paid by Hot Rolled Products in each period.

(2) Iron ore prices reflect a combination of iron ore fines, lump and pellets.

(3) Coking coal reflects the price paid per wet tonne.

Table 5.2.1(d): Employee numbers

	As at 30 June			As at 31 December	
	1999	2000	2001	2000	2001
Employee numbers [1]	14,135	13,465	12,801	13,109	12,204
Year-on-year change		(670)	(664)		(905)

(1) Employee numbers represent full time equivalents for each period.

Table 5.2.2: Pro forma combined results of BHP Steel

$ millions	Year ended 30 June			Six months ended 31 December	
	1999	2000	2001	2000	2001
Sales volume [1] (thousands of tonnes)					
Domestic [2]	2,981	2,956	2,853	1,488	1,499
Export	2,685	2,554	2,720	1,217	951
Total	**5,666**	**5,510**	**5,573**	**2,705**	**2,450**
Revenue [1]					
Domestic [2]	3,007	3,049	3,141	1,573	1,675
Export	1,345	1,332	1,355	658	459
Corporate and Group [3]	497	517	445	232	165
Total	**4,849**	**4,898**	**4,941**	**2,463**	**2,299**
Share of net profit/loss of associates and joint ventures [4]	(38)	21	(26)	(6)	(14)
EBITDA [5]	**525**	**711**	**568**	**378**	**221**
Depreciation and amortisation [6]	268	266	263	130	126
EBIT [7]	**257**	**445**	**305**	**248**	**95**

(1) Sales volumes are after normalisation adjustments for discontinued activities and revenues are after these and other normalisation adjustments set out in Part 5.1.3 of this Scheme Booklet. Sales volumes and revenues do not include North Star BHP Steel.

(2) Domestic sales volumes and revenues represent the combined sales of all BHP Steel businesses into their respective domestic markets.

(3) Corporate and Group revenue relates primarily to external transport and logistics sales and trading activity by the export trading offices.

(4) Share of net profit/(loss) of associates and joint ventures relates to BHP Steel's investment in North Star BHP Steel accounted for under the equity method.

(5) EBITDA means profit from ordinary activities before borrowing costs and income tax expense excluding interest income, adding back depreciation and amortisation and after the normalisation adjustments set out in Part 5.1.3 of this Scheme Booklet.

(6) Depreciation and amortisation are after normalisation adjustments set out in Part 5.1.3 of this Scheme Booklet.

(7) EBIT means profit from ordinary activities before borrowing costs and income tax expenses excluding interest income and after the normalisation adjustments set out in Part 5.1.3 of this Scheme Booklet.

EBIT: BHP Steel's EBIT of $95 million for the six months ended 31 December 2001 represented a $153 million, or 62%, decrease compared to EBIT of $248 million for the six months ended 31 December 2000. This was primarily due to the decrease in EBITDA, with depreciation and amortisation remaining relatively constant.

Year ended 30 June 2001 compared to the year ended 30 June 2000

Revenue: BHP Steel's 2001 revenue of $4,941 million represented a $43 million, or 1%, increase compared to the 2000 revenue of $4,898 million. This reflected higher export revenue associated with higher export volumes, a substantial depreciation of the Australian dollar relative to the US dollar, a buoyant agricultural sector in New Zealand and continued recovery in Asian markets. These factors were offset by a deterioration in international steel prices, a slowdown in building and construction activity in Australia after the Sydney Olympics and the introduction of the GST and lower exports from New Zealand.

EBITDA: BHP Steel's 2001 EBITDA of $568 million represented a $143 million, or 20%, decrease compared to the 2000 EBITDA of $711 million. The increase in revenue was more than offset by lower US domestic prices impacting North Star BHP Steel results, the reduction in demand for higher margin Australian coated and building products and the adverse impact of a depreciation in the Australian dollar on US dollar denominated iron ore and coking coal costs. This was partially offset by continued improvement in operating efficiencies at the Asian coating lines.

EBIT: BHP Steel's 2001 EBIT of $305 million represented a $140 million, or a 31%, decrease compared to 2000 EBIT of $445 million. This was primarily due to a decrease in EBITDA, with depreciation and amortisation remaining relatively constant.

Year ended 30 June 2000 compared to the year ended 30 June 1999

Revenue: BHP Steel's 2000 revenue of $4,898 million represented a $49 million, or 1%, increase compared to the 1999 revenue of $4,849 million. This reflected higher sales of Australian domestic coated products, together with an increase in international steel prices during 2000. These increases were partially offset by a reduction in overall volumes.

EBITDA: BHP Steel's 2000 EBITDA of $711 million represented a $186 million, or 35%, increase compared to the 1999 EBITDA of $525 million. The increase in EBITDA was attributable to higher revenue, higher US domestic prices impacting North Star BHP Steel results, significantly lower coal and iron ore costs and improved operating efficiencies from increased production through the Asian coating lines. This was partially offset by increased business restructuring and rationalisation costs for Hot Rolled Products during 2000.

EBIT: BHP Steel's 2000 EBIT of $445 million represented a $188 million, or a 73%, increase compared to a 1999 EBIT of $257 million. This was primarily due to the increase in EBITDA, with depreciation and amortisation remaining relatively constant.

5.2.3 Pro forma results from operations by segment

BHP Steel has four business reporting segments: Hot Rolled Products, Coated Products Australia, New Zealand Steel and Coated Products Asia. In addition, corporate overhead costs and some group services, such as transport and logistics and the export trading offices, are reported separately as Corporate and Group.

A substantial amount of the crude steel product at Hot Rolled Products is sold to Coated Products Australia for further processing into higher value-added products. Transfer prices applied to internal feed for domestic sales between businesses are set annually based on an import parity formula incorporating actual and forecast international steel prices and exchange rates. Transfer prices applied to internal feed for export sales are set quarterly based on forecast international steel prices and exchange rates.

Table 5.2.3 below sets out BHP Steel's pro forma results of operations by financial reporting segment for the years ended 30 June 1999, 2000 and 2001 and the six months ended 31 December 2000 and 2001.

Table 5.2.3: Pro forma results of operations by segment

$ millions	Year ended 30 June			Six months ended 31 December	
	1999	2000	2001	2000	2001
Revenue [1]					
Hot Rolled Products	2,101	2,064	2,221	1,104	1,067
Coated Products Australia	2,484	2,572	2,436	1,260	1,194
New Zealand Steel	461	466	471	217	239
Coated Products Asia	420	450	556	283	266
Corporate and Group [2]	497	517	445	232	165
Inter-segment [3]	(1,114)	(1,171)	(1,188)	(633)	(632)
Total	**4,849**	**4,898**	**4,941**	**2,463**	**2,299**
Share of net profit/(loss) of associates and joint ventures [4]	(38)	21	(26)	(6)	(14)
EBITDA [5]					
Hot Rolled Products [4]	233	341	249	206	118
Coated Products Australia	234	282	196	122	78
New Zealand Steel	71	78	76	41	28
Coated Products Asia	19	37	81	39	48
Corporate and Group	(33)	(35)	(51)	(30)	(30)
Inter-segment [6]	1	8	17	-	(21)
Total	**525**	**711**	**568**	**378**	**221**

(1) Revenues are after normalisation adjustments set out in Part 5.1.3 of this Scheme Booklet.

(2) Corporate and Group revenue relates primarily to external transport and logistics sales and external trading activity by the export trading offices.

(3) Inter-segment revenue is an elimination entry to adjust for the impact of internal sales.

(4) Share of net profit/(loss) of associates and joint ventures relates to BHP Steel's investment in North Star BHP Steel. This is included in the EBITDA for Hot Rolled Products.

(5) EBITDA means profit from ordinary activities before borrowing costs and income tax expense excluding interest income, adding back depreciation and amortisation and after the normalisation adjustments set out in Part 5.1.3 of this Scheme Booklet.

(6) Inter-segment EBITDA is an elimination entry to remove the impact of profit-in-stock associated with internal sales.

5.2.4 Pro forma results of operations for Hot Rolled Products

Table 5.2.4 below sets out the pro forma results of operations for the Hot Rolled Products reporting segment for the years ended 30 June 1999, 2000 and 2001 and the six months ended 31 December 2000 and 2001.

Six months ended 31 December 2001 compared to the six months ended 31 December 2000

Revenue: Hot Rolled Products' revenue of $1,067 million for the six months ended 31 December 2001 represented a $37 million, or 3%, decrease compared to the revenue for the six months ended 31 December 2000 of $1,104 million. This was primarily due to lower international steel prices and export sales volumes due to industrial disputes and blast furnace operational issues. This was largely offset by an increase in domestic and internal prices which was associated with stronger domestic demand for plate and a greater proportion of higher value product sales to Coated Steel Australia.

EBITDA: Hot Rolled Products' EBITDA of $118 million for the six months ended 31 December 2001 represented an $88 million, or 43%, decrease compared to EBITDA of $206 million for the six months ended 31 December 2000. EBITDA margins contracted primarily as a result of lower international steel prices, increased losses from BHP Steel's investment in North Star BHP Steel, and the adverse unit cost impact of lower volumes resulting from industrial disputes and blast furnace operational issues. This was partially offset by an increase in domestic and internal average prices.

Year ended 30 June 2001 compared to the year ended 30 June 2000

Revenue: Hot Rolled Products' 2001 revenue of $2,221 million, represented a $157 million, or 8%, increase compared to 2000 revenue of $2,064 million. The increase in revenue was primarily attributable to an improvement in export revenue following depreciation in the Australian dollar, an increase in transfer prices to Coated Products Australia and increased export volumes. Export volumes increased as a result of an increase in production following a planned ramp-down in production during 2000. This was partially offset by deterioration in international steel prices, and a decrease in internal and domestic sales volumes. Internal sales volumes to Coated Products Australia decreased as a consequence of a slowdown in building and construction activity following the Sydney Olympics and introduction of the GST. A decrease in domestic sales volumes was attributable to a softening in demand from Australian pipe and tube customers due to increased competition from imports and other materials. This was partially offset by an increase in plate sales.

Table 5.2.4: Pro forma results of operations for Hot Rolled Products

$ millions	Year ended 30 June			Six months ended 31 December	
	1999	2000	2001	2000	2001
Sales volume (thousands of tonnes) (1)					
Domestic (2)	853	813	762	399	400
Export	1,633	1,297	1,604	681	504
Internal (3)	2,340	2,565	2,404	1,262	1,262
Total	**4,826**	**4,675**	**4,770**	**2,342**	**2,166**
Revenue (1)					
Domestic (2)	592	536	596	283	288
Export	539	518	617	283	184
Internal (3)	970	1,010	1,008	538	595
Total	**2,101**	**2,064**	**2,221**	**1,104**	**1,067**
Share of net profit/(loss) of associates and joint ventures (4)	(38)	21	(26)	(6)	(14)
EBITDA (4,5)	**233**	**341**	**249**	**206**	**118**

(1) Sales volumes are after normalisation adjustments for discontinued activities and revenues are after these adjustments and other normalisation adjustments set out in Part 5.1.3 of this Scheme Booklet.

(2) Domestic sales volumes and revenues represent the sales by Hot Rolled Products into the Australian domestic market.

(3) Internal sales volumes and revenues primarily represent sales from Hot Rolled Products to Coated Products Australia.

(4) Share of net profit/(loss) of associates and joint ventures relates to BHP Steel's investment in North Star BHP Steel accounted for under the equity method. This is included in EBITDA of Hot Rolled Products.

(5) EBITDA means profit from ordinary activities before borrowing costs and income tax expense excluding interest income, adding back depreciation and amortisation and after the normalisation adjustments set out in Part 5.1.3 of this Scheme Booklet.

Average domestic selling prices increased as a result of a greater proportion of higher price plate sales and a lower proportion of lower price pipe and tube product sales.

EBITDA: Hot Rolled Products' 2001 EBITDA of $249 million, represented a $92 million, or 27%, decrease compared to the 2000 EBITDA of $341 million. EBITDA margins deteriorated primarily as a result of a change in the sales mix from domestic and internal markets to lower margin exports, deterioration in international steel prices and an increase in costs at the Port Kembla Steelworks. Raw material costs increased as a result of the impact of depreciation in the Australian dollar on US dollar denominated iron ore and coal costs. Other cost increases included restructuring costs associated with labour rationalisation initiatives, the impact of a higher level of industrial action estimated at $27 million, wage increases and general cost escalations. EBITDA was also impacted by lower US domestic prices for North Star BHP Steel.

Year ended 30 June 2000 compared to the year ended 30 June 1999

Revenue: Hot Rolled Products' 2000 revenue of $2,064 million, represented a $37 million, or 2%, decrease compared to 1999 revenue of $2,101 million. The decrease in revenue primarily reflected a decrease in transfer prices to Coated Products Australia and lower export volumes in the first half of 2000 due to a deliberate ramp-down in production when international prices briefly fell to historically low levels. This was partially offset by a significant increase in international steel prices during the second half of 2000 and an increase in internal sales to Coated Products Australia.

EBITDA: Hot Rolled Products' 2000 EBITDA of $341 million, represented a $108 million, or 46%, increase compared to the 1999 EBITDA of $233 million. EBITDA margins benefited from a change in sales mix from low margin export sales to higher margin domestic internal sales, higher international prices and a significant decrease in iron ore and coal costs. EBITDA was also positively impacted by higher US domestic prices for North Star BHP Steel. These were partially offset by higher repair and maintenance costs, restructuring costs associated with labour rationalisation initiatives, wage increases and general cost escalations.

5.2.5 Pro forma results of operations for Coated Products Australia

Table 5.2.5 below sets out the pro forma results of operations for the Coated Products Australia reporting segment for the years ended 30 June 1999, 2000 and 2001 and the six months ended 31 December 2000 and 2001.

Six months ended 31 December 2001 compared to the six months ended 31 December 2000

Revenue: Coated Products Australia's revenue of $1,194 million for the six months ended 31 December 2001 represented a $66 million, or 5%, decrease compared to the revenue for the six months ended 31 December 2000 of $1,260 million. This was primarily due to lower export volumes and lower export coated steel prices, partially offset by a recovery in domestic volumes following the post-Olympics downturn in the six months ended 31 December 2000.

EBITDA: Coated Products Australia's EBITDA of $78 million for the six months ended 31 December 2001 represented a $44 million, or 36%, decrease compared to EBITDA of $122 million for the six months ended 31 December 2000. This was primarily due to lower average margins as a result of lower export prices and the adverse volume and cost impact associated with

Table 5.2.5: Pro forma results of operations for Coated Products Australia

$ millions	Year ended 30 June			Six months ended 31 December	
	1999	2000	2001	2000	2001
Sales volume (thousands of tonnes)[1]					
Domestic[2]	1,739	1,759	1,557	820	860
Export	614	754	755	376	274
Total	**2,353**	**2,513**	**2,312**	**1,196**	**1,134**
Revenue[1]					
Domestic[2]	1,991	2,026	1,786	921	977
Export	493	546	650	339	217
Total	**2,484**	**2,572**	**2,436**	**1,260**	**1,194**
EBITDA[3]	**234**	**282**	**196**	**122**	**78**

(1) Sales volumes are after normalisation adjustments for discontinued activities and revenues are after these adjustments and other normalisation adjustments set out in Part 5.1.3 of this Scheme Booklet.

(2) Domestic sales volumes and revenues represent the sales by Coated Products Australia into the Australian domestic market.

(3) EBITDA means profit from ordinary activities before borrowing costs and income tax expense excluding interest income, adding back depreciation and amortisation and after the normalisation adjustments set out in Part 5.1.3 of this Scheme Booklet.

planned maintenance shutdowns in the six months ended 31 December 2001.

<u>Year ended 30 June 2001 compared to the year ended 30 June 2000</u>

Revenue: Coated Products Australia's 2001 revenue of $2,436 million represented a $136 million, or 5%, decrease compared to the 2000 revenue of $2,572 million. The fall in revenue was primarily attributable to lower domestic sales volumes as a result of the significant slowdown in building and construction activity following the Sydney Olympics and introduction of the GST. The impact of this slowdown was more pronounced in the higher value painted product range resulting in a reduction in the average domestic selling price. This was partially offset by higher export revenue as a result of depreciation in the Australian/US dollar exchange rate and an increase in higher value painted product export sales.

EBITDA: Coated Products Australia's 2001 EBITDA of $196 million represented an $86 million, or 30%, decrease compared to the 2000 EBITDA of $282 million. The deterioration in EBITDA was primarily the result of lower average margins associated with lower domestic sales volumes and an increase in raw material costs in the form of higher steel feed, zinc and aluminium costs.

<u>Year ended 30 June 2000 compared to the year ended 30 June 1999</u>

Revenue: Coated Products Australia's 2000 revenue of $2,572 million represented an $88 million, or 4%, increase compared to 1999 revenue of $2,484 million. Revenue benefited from significantly higher export despatches of hot and cold rolled coil which was at the lower value end of the product range. An improvement in domestic revenue was largely attributable to higher building and construction activity preceding the Sydney Olympics and the introduction of the GST.

EBITDA: Coated Products Australia's 2000 EBITDA of $282 million represented a $48 million, or 21%, increase compared to the 1999 EBITDA of $234 million. This result benefited from increased sales volumes and higher EBITDA margins attributable to lower steel feed prices from Hot Rolled Products.

5.2.6 Pro forma results of operations for New Zealand Steel

Table 5.2.6 below sets out the pro forma results of operations for the New Zealand Steel reporting segment for the years ended 30 June 1999, 2000 and 2001 and the six months ended 31 December 2000 and 2001.

<u>Six months ended 31 December 2001 compared to the six months ended 31 December 2000</u>

Revenue: New Zealand Steel's revenue of $239 million for the six months ended 31 December 2001 represented a $22 million, or 10%, increase compared to the revenue for the six months ended 31 December 2000 of $217 million. This was primarily due to an appreciation of the New Zealand dollar relative to the Australian dollar and higher export volumes as a consequence of furnace repairs in the previous corresponding period, partially offset by lower domestic demand.

EBITDA: New Zealand Steel's EBITDA of $28 million for the six months ended 31 December 2001 represented a $13 million, or 32%, decrease compared to EBITDA of $41 million for the six months ended 31 December 2000. This result was primarily impacted by a decrease in margins as a result of lower international steel prices, higher spot electricity prices as a result of drought conditions in New Zealand and a change in the sales mix from higher margin domestic sales to lower margin export sales.

Table 5.2.6: Pro forma results of operations for New Zealand Steel

$ millions	Year ended 30 June			Six months ended 31 December	
	1999	2000	2001	2000	2001
Sales volume (thousands of tonnes)[1]					
Domestic[2]	198	184	240	129	117
Export	332	373	298	123	151
Total	**530**	**557**	**538**	**252**	**268**
Revenue[1]					
Domestic[2]	228	206	253	119	124
Export	233	260	218	98	115
Total	**461**	**466**	**471**	**217**	**239**
EBITDA[3]	**71**	**78**	**76**	**41**	**28**

(1) Sales volumes are after normalisation adjustments for discontinued activities and revenues are after these adjustments and other normalisation adjustments set out in Part 5.1.3 of this Scheme Booklet.

(2) Domestic sales volumes and revenues represent the sales by New Zealand Steel into the New Zealand domestic market.

(3) EBITDA means profit from ordinary activities before borrowing costs and income tax expense excluding interest income, adding back depreciation and amortisation and after the normalisation adjustments set out in Part 5.1.3 of this Scheme Booklet.

Year ended 30 June 2001 compared to the year ended 30 June 2000

Revenue: New Zealand Steel's 2001 revenue of $471 million represented a $5 million, or 1%, increase compared to the 2000 revenue of $466 million. The revenue increase was primarily attributable to the strength of the domestic agricultural sector. Export sales volumes were lower as a consequence of stronger domestic demand and the impact of furnace repairs which reduced production in the first half of 2001.

EBITDA: New Zealand Steel's 2001 EBITDA of $76 million represented a $2 million, or 3%, decrease compared to the 2000 EBITDA of $78 million. The fall in EBITDA was attributable to the adverse impact on margins of reduced overall volumes and additional costs associated with furnace repairs which more than offset the benefits of higher average prices.

Year ended 30 June 2000 compared to the year ended 30 June 1999

Revenue: New Zealand Steel's 2000 revenue of $466 million represented a $5 million, or 1%, increase compared to 1999 revenue of $461 million. The improvement in revenue was attributable to an increase in export volumes, partly offset by lower domestic sales.

EBITDA: New Zealand Steel's 2000 EBITDA of $78 million represented a $7 million, or 10%, increase compared to the 1999 EBITDA of $71 million. This was primarily due to higher production volumes which reduced average unit costs.

5.2.7 Pro forma results of operations for Coated Products Asia

Table 5.2.7 below sets out the pro forma results of operations for the Coated Products Asia reporting segment for the years ended 30 June 1999, 2000 and 2001 and the six months ended 31 December 2000 and 2001.

Six months ended 31 December 2001 compared to the six months ended 31 December 2000

Revenue: Coated Products Asia's revenue of $266 million for the six months ended 31 December 2001 represented a $17 million, or 6%, decrease compared to the revenue for the six months ended 31 December 2000 of $283 million. This was primarily due to lower sales volumes as Coated Products Asia withdrew from lower margin export business.

EBITDA: Coated Products Asia's EBITDA of $48 million for the six months ended 31 December 2001 represented a $9 million, or 23%, increase compared to EBITDA of $39 million for the six months ended 31 December 2000. This was primarily due to an improvement in margins which was associated with Coated Products Asia's withdrawal from low margin export business and its improved domestic market product mixes, together with a decrease in unit operating costs.

Year ended 30 June 2001 compared to the year ended 30 June 2000

Revenue: Coated Products Asia's 2001 revenue of $556 million represented a $106 million, or 24%, increase compared to the 2000 revenue of $450 million. The increase in revenue was due primarily to an increase in domestic sales volumes in Thailand and Malaysia and an improvement in product prices. Coated Products Asia also benefited from a higher value product mix by successfully launching new products in all its major markets at the expense of low margin export business.

EBITDA: Coated Products Asia's 2001 EBITDA of $81 million represented a $44 million, or 119%, increase compared to the 2000 EBITDA of $37 million. The increase in EBITDA was attributable to the combined impact of an increase in sales volumes and margins. The increase in margins was attributable to higher product prices and a decrease in average unit operating costs, partially offset by an increase in raw material costs and adverse currency movements. Higher volumes and

Table 5.2.7: Pro forma results of operations for Coated Products Asia

$ millions	Year ended 30 June			Six months ended 31 December	
	1999	2000	2001	2000	2001
Sales volume (thousands of tonnes) [1]					
Domestic [2]	191	199	294	139	121
Export	106	130	63	38	23
Total	**297**	**329**	**357**	**177**	**144**
Revenue [1]					
Domestic [2]	317	322	486	240	238
Export	103	128	70	43	28
Total	**420**	**450**	**556**	**283**	**266**
EBITDA [3]	**19**	**37**	**81**	**39**	**48**

(1) Sales volumes are after normalisation adjustments for discontinued activities and revenues are after these adjustments and other normalisation adjustments set out in Part 5.1.3 of this Scheme Booklet.

(2) Domestic sales volumes and revenues represent the sales by Coated Products Asia into each of the domestic markets in which it operates.

(3) EBITDA means profit from ordinary activities before borrowing costs and income tax expense excluding interest income, adding back depreciation and amortisation and after the normalisation adjustments set out in Part 5.1.3 of this Scheme Booklet.

improved process controls increased operating efficiency and reduced overall production costs.

Year ended 30 June 2000 compared to the year ended 30 June 1999

Revenue: Coated Products Asia's 2000 revenue of $450 million represented a $30 million, or 7%, increase compared to 1999 revenue of $420 million. The increase in revenue was due to an increase in sales volumes, which was partially offset by a decrease in average unit prices. Sales volumes benefited from a partial recovery in major Asian markets after the 1997 financial crisis. Falls in average unit prices were a consequence of Coated Products Asia successfully broadening its product range by introducing lower priced coated products into its domestic markets.

EBITDA: Coated Products Asia's 2000 EBITDA of $37 million represented an $18 million, or 95%, increase compared to the 1999 EBITDA of $19 million. The movement in EBITDA was attributable to both an increase in sales volumes and an improvement in margins. The increase in margins was attributable to a decrease in average unit operating costs resulting from higher plant utilisation rates and significant process control gains in Thailand and Malaysia, which were partially offset by lower average unit prices and an increase in raw material costs.

5.3 PRO FORMA STATEMENT OF FINANCIAL POSITION

Table 5.3 on this page sets out BHP Steel's pro forma statement of financial position as at 31 December 2001.

Table 5.3: Pro forma statement of financial position[1]

$ millions	As at 31 December 2001
Current assets	
Cash assets	170
Receivables	433
Inventories	685
Other	18
Total current assets	**1,306**
Non-current assets	
Investments	144
Property, plant and equipment	3,219
Deferred tax assets	53
Other assets	87
Total non-current assets	**3,503**
Total assets	**4,809**
Current liabilities	
Payables	479
Interest-bearing liabilities	106
Tax liabilities	40
Other provisions	172
Total current liabilities	**797**
Non-current liabilities	
Interest-bearing liabilities	673
Deferred tax liabilities	416
Other provisions	185
Total non-current liabilities	**1,274**
Total liabilities	**2,071**
Net assets	**2,738**
Equity	
Total equity attributable to members of BHP Steel Limited	2,705
Outside equity interests	33
Total equity	**2,738**

(1) For a discussion of BHP Steel's off balance sheet arrangements, see "Capital Resources" in Part 5.4.2 of this Scheme Booklet. For a reconciliation between this pro forma statement of financial position and the combined statement of financial position (before balance sheet adjustments), see note 2(b) in the pro forma combined financial statements and accompanying notes included as an appendix to the Investigating Accountant's Report.

5.4 LIQUIDITY AND CAPITAL RESOURCES

5.4.1 Liquidity

Table 5.4.1 below sets out BHP Steel's pro forma statements of cash flows for the years ended 30 June 1999, 2000 and 2001 and the six months ended 31 December 2000 and 2001.

Prior to the Steel Demerger, BHP Steel met its working capital needs and capital expenditure requirements through a combination of operating cash flows, external borrowings and inter-company loans from BHP Billiton. Following the Steel Demerger, it is anticipated that BHP Steel will satisfy its ongoing capital expenditure requirements and meet its working capital needs through cash generated from operations, together with cash on hand and, where necessary, borrowings available under the existing and proposed financing facilities described below.

Net operating cash flows before borrowing costs and income tax in the six months ended 31 December 2001 of $244 million represented a $77 million, or 24%, decrease compared to $321 million in the six months ended 31 December 2000. The decrease was primarily due to the fall in EBITDA. This was partially offset by a favourable change in working capital movements. BHP Steel's decrease in working capital was in part due to its continued focus on working capital management, which has entailed the introduction of initiatives such as the supply chain velocity program, which aims to reduce inventory levels and to better manage BHP Steel's working capital needs. In addition, working capital was favourably impacted by an increase in the level of receivables sold under BHP Steel's Receivables Securitisation Program in the six months ended 31 December 2001.

Net operating cash flows before borrowing costs and income tax in 2001 of $631 million represented an $84 million, or 12%, decrease compared with $715 million in 2000. This was primarily due to the large decrease in EBITDA after adjusting for North Star BHP Steel losses.

Net operating cash flows before borrowing costs and income in 2000 of $715 million represented a $10 million, or 1%, decrease compared with $725 million in 1999. Although EBITDA increased between 1999 and 2000, this was offset by a less favourable working capital reduction in 2000 compared with 1999. The movement in working capital for 1999 included a significant reduction in inventories.

BHP Steel's capital expenditure in recent years has been targeted at operational security, environmental and process improvements. Cash payments for capital expenditure in the six months ended 31 December 2001 of $57 million included $11 million for the

Table 5.4.1: Pro forma statements of cash flows

$ millions	Year ended 30 June			Six months ended 31 December	
	1999	2000	2001	2000	2001
Cash flows related to operating activities					
EBITDA[1]	525	711	568	378	221
Other non-cash items[2]	34	(22)	22	6	15
Working capital[3]	166	26	41	(63)	8
Net operating cash flows before borrowing costs and income tax	**725**	**715**	**631**	**321**	**244**
Cash flows related to investing activities					
Capital expenditure[4]	(191)	(90)	(105)	(33)	(57)
Proceeds from sale of property, plant and equipment[5]	14	10	9	2	1
Investment expenditure[6]	(34)	-	(15)	(3)	-
Net investing cash flows	**(211)**	**(80)**	**(111)**	**(34)**	**(56)**
Net operating and investing cash flows before borrowing costs and income tax	**514**	**635**	**520**	**287**	**188**

(1) EBITDA means profit from ordinary activities before borrowing costs and income tax expense excluding interest income, adding back depreciation and amortisation and after the normalisation adjustments set out in Part 5.1.3 of this Scheme Booklet.

(2) Other non-cash items primarily relates to the share of profit/(loss) of associates and joint ventures accounted for using the equity method which is included in EBITDA.

(3) Working capital represents the movement in receivables, inventories, other current assets, payables other than for capital expenditure and provisions other than tax provisions. Working capital in this document may not be comparable to similarly titled measures reported by other entities.

(4) Capital expenditure means cash payments for the purchase of property, plant and equipment.

(5) Proceeds from the sale of property, plant and equipment excludes proceeds associated with discontinued activities that have been treated as a normalisation adjustment.

(6) Investment expenditure means purchases of investments and primarily relates to BHP Steel's investment in North Star BHP Steel.

continuation of work on sinter plant emission controls and a further $3 million for the hot strip mill upgrade at Port Kembla Steelworks, along with $4 million towards the re-line of the melter at New Zealand Steel. Capital expenditure in 2001 of $105 million included a range of smaller projects, together with the completion and commencement of some major capital expenditure programmes. At Port Kembla Steelworks, the coke emission controls programme and tin mill upgrade were finished and the sinter plant emission controls work was started. Capital expenditure in 2000 of $90 million included a further $11 million on expansion of slab production capacity at Port Kembla and $11 million on coke oven emission controls. Capital expenditure in 1999 of $191 million included the bulk of the expenditure on three major projects, including $62 million on the tin mill expansion, $31 million on coke ovens emission controls and $14 million on the expansion of slab production capacity.

Investment expenditure over the period presented primarily relates to additional investments in North Star BHP Steel of $32 million in 1999 and of $13 million in 2001 to enable it to meet external debt commitments.

5.4.2 Capital resources

Prior to the Steel Demerger, BHP Steel's main source of funding has been inter-company loans from BHP Billiton. For the majority of BHP Steel's wholly owned businesses, funding was managed through BHP Billiton's central treasury function and therefore all cash transfers between BHP Steel and BHP Billiton were reflected in inter-company loans.

On or prior to the Legal Separation Date of the Steel Demerger, part of the inter-company loans with BHP Billiton will be refinanced through external borrowings on new facilities. BHP Steel has accepted an offer from various banks to arrange a three year $300 million and a five year $250 million syndicated unsecured revolving loan note facility. Further, a 364 day, $100 million unsecured working capital facility will be put in place with several of the banks from the same group.

Documentation for the facilities will be signed on or prior to the Legal Separation Date. It is expected that BHP Steel will draw down these facilities to $565 million to refinance the inter-company loans with BHP Billiton. The facility arrangements will contain conditions precedent, representations and warranties, financial covenants, undertakings, events of default and other terms and conditions customarily found in financing arrangements of this kind. Upon drawdown, BHP Steel will be required to comply with a consolidated net worth covenant at all times. Beginning 31 December 2002, BHP Steel will be required to comply with other key financial ratios, including EBITDA to interest expense and net financial indebtedness to EBITDA.

As at 31 December 2001, BHP Steel had various other external borrowings undertaken by and for BHP Steel's non-wholly owned operations. The majority of these borrowings are for BHP Steel's subsidiaries as well as a term loan for a wholly owned subsidiary in the US which is the investor in the North Star BHP Steel joint venture. The facilities consist of term loans, working capital, overdraft and standby facilities, with drawings in US dollars and other local Asian currencies. The total amount of external debt as at 31 December 2001 was $215 million.

BHP Steel also has the following off-balance sheet arrangements:

- Trade receivables generated from sales to Australian customers are sold to Corporate Receivables Securitisation Pty Ltd ("**CRS**"), a securitisation vehicle managed by Citibank. This program is a BHP Billiton program which has been operating since 1990. CRS has limits on the amount that can be purchased at any one time in respect of any one debtor. Further, BHP Steel carries the exposure in respect of the first 10% of payment defaults within the total pool sold. Monthly settlements with CRS normally involve the hand over of collections made by BHP Steel on behalf of CRS, offset by new sales into the program. As at 31 December 2001, BHP Steel had sold $130 million of receivables to CRS but also held in trust for CRS, $125 million of collections for receivables previously sold. North Star BHP Steel also participates in this program. As at the Legal Separation Date, BHP Steel will have a similar program in place with CRS and will no longer participate in any BHP Billiton programs of this nature.
- North Star BHP Steel, the 50% owned business with Cargill Inc, has various US dollar denominated borrowings. The major facilities are fully amortising term loans. Of these term loans, 50% are held by the ANZ Banking Group ("**ANZ**"). Currently, ANZ can put these loans back to BHP Billiton in the event of default by North Star BHP Steel. Following the Steel Demerger, BHP Billiton's obligations under this arrangement will be novated to BHP Steel, and BHP Steel will guarantee 100% of a US$12.5 million working capital facility held by North Star BHP Steel. Based on the pro forma statement of financial position as at 31 December 2001, BHP Steel's share of the North Star BHP Steel borrowings, at the Australian dollar/US dollar exchange rate of 0.5114, was $228 million. Of this, $197 million relates to the major loan facilities.
- BHP Steel's New Zealand operation currently deposits surplus funds with ANZ in New Zealand. There are two deposits, one in New Zealand dollars and the other in Australian dollars. As at 31 December 2001, the deposits together totalled $398 million. Of this amount, the New Zealand dollar deposit was NZ$404 million. In consideration of these deposits, ANZ in Australia makes advances available in Australian dollars up to an equivalent amount of both deposits. As at 31 December 2001, the advance had been drawn down by BHP Billiton (Finance) Limited to $380 million. BHP Steel's New Zealand operation indemnifies ANZ in New Zealand against the repayment of the funds advanced to BHP Billiton (Finance) Limited in the form of unfettered access to or set-off over the deposit

amounts. BHP Billiton Limited in turn guarantees to ANZ the payment of all amounts owing including any risk arising from exchange rate movements between the New Zealand dollar deposit and its equivalent Australian dollar loan. The deposit can only be applied to other purposes if the loan is reduced by an equal amount. Accounting set off of the deposit and the loan is permitted under Australian GAAP. Following the Steel Demerger, the advance to BHP Billiton (Finance) Limited will be novated to BHP Steel (Finance) Limited and the BHP Billiton Limited guarantee will be replaced with a BHP Steel Limited guarantee.

A summary of BHP Steel's contractual obligations, including debt service obligations as at 31 December 2001, is set out in Table 5.4.2.

5.5 QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK SENSITIVE INSTRUMENTS

BHP Steel has various market price risks which include exposure to steel, coking coal, iron ore, zinc, aluminium, electricity, foreign currency and interest rates. Of these, the dominant price risk is the hot rolled coil price which is discussed further in Part 5.7.2 of this Scheme Booklet.

BHP Steel's policy to manage market price risk is to use the natural effects of diversification that exist in the total business portfolio as the primary means of managing such risks. Through statistical modelling, BHP Steel has been able to conclude that the various risks in the portfolio are expected to counter balance in a way that reduces, to a degree, the volatility likely in BHP Steel's cash flows. Notwithstanding this, the absolute level of volatility likely in BHP Steel's cash flows is still high, primarily because of BHP Steel's exposure to hot rolled coil prices. As there is currently no forward market or derivative instrument that can be used to manage hot rolled coil price risk, an active hedging program is unlikely to have a material impact on this potential volatility in cash flows.

Foreign currency exchange risk

BHP Steel is subject to the risk of exchange rate fluctuations related to anticipated revenues and operating costs, firm commitments for capital expenditures and existing assets or liabilities denominated in currencies other than Australian dollars. In recent years, BHP Steel has not entered into derivative instruments to manage this risk, rather it relies on the effects of diversification.

As at 31 December 2001, the net fair value of the outstanding forward exchange contracts was a loss of $21 million. All forward exchange contracts were with BHP Billiton and were entered into before 31 December 1999. The value of contracts to expire in the six months ending 30 June 2002 are estimated to be at a loss of $9 million and the balance of foreign exchange contracts will be unwound by the Effective Date and will impact the results in the year ending 30 June 2002. The impact on results of these hedging activities have been normalised out of the 30 June 2002 forecast for BHP Steel.

The sensitivity analysis in Part 5.7.2 quantifies the impact on the forecast EBIT for the year ending 30 June 2003 to a change in the Australian dollar/US dollar exchange rate.

Commodity price and related risks

BHP Steel is subject to the effects of fluctuations in commodity and energy prices for its raw materials, including iron ore, coking coal and, to a lesser extent, coating metals such as zinc and aluminium, and electricity. BHP Steel currently has no commodity hedging in place with the exception of an electricity hedging contract relating to a small portion of the electricity requirements of New Zealand Steel (with a value as at 31 December 2001 of NZ$38.7 million) and a small amount relating to outstanding aluminium and zinc forward contracts (with a value as at 31 December 2001 of US$3.2 million). The impact of these hedge contracts are included in the BHP Steel forecasts for BHP Steel.

The sensitivity analysis in Part 5.7.2 quantifies the impact on BHP Steel's EBIT for the year ending 30 June 2003 of a change in iron ore and coking coal prices.

Table 5.4.2: Contractual obligations

$ millions	Total	Less than one year	One to five years	After five years
Short-term debt[1,2]	91	91	-	-
Long-term debt[1,2]	688	15	620	53
Capital expenditure	85	75	10	-
Operating leases	197	55	131	11
Other commitments[3,4]	781	108	483	190
Total contractual cash obligations	**1,842**	**344**	**1,244**	**254**

(1) Contractual obligations do not include off balance sheet arrangements discussed above.

(2) Short and long-term debt has been adjusted to take into account the effect of the Steel Demerger.

(3) Other commitments represents commitments under long-term utility supply contracts at Port Kembla, Australia, and Glenbrook, New Zealand operations.

(4) BHP Steel also has contracts with entities controlled by BHP Billiton for the purchase and supply of an agreed percentage of coal and iron ore that do not include any take or pay component (see Part 8.14 of this Scheme Booklet). Consequently, the effect of these contracts are not included in these numbers.

Interest rate risk

BHP Steel is subject to the effects of interest rate fluctuations on its floating rate financing arrangements which make up the major portion of its borrowings. BHP Steel currently has no interest rate hedging in place.

5.6 DIVIDENDS

The payment of a dividend by BHP Steel, if any, is at the complete discretion of the BHP Steel Directors and will be a function of a number of factors, including the general business environment, the operating results and financial condition of BHP Steel, ongoing capital expenditure and future funding requirements, capital management initiatives, potential strategic growth opportunities, taxation considerations such as the level of franking credits available, any contractual, legal or regulatory restrictions on the payment of dividends by BHP Steel and any other factors the BHP Steel Directors may consider relevant. Therefore, no assurances can be given by any person, including the BHP Steel Directors, about the payment of any dividend and the level of franking.

Subject to these considerations, the dividend policy of BHP Steel will be to distribute approximately 60% of net profit attributable to BHP Steel Shareholders in the form of dividends. Dividends will be paid twice a year, with an interim dividend paid in April and a final dividend paid in October of each calendar year. It is intended that dividends will be franked to the extent possible given available credits.

For the year ending 30 June 2003, BHP Steel expects to pay an interim dividend of 9 cents per share in April 2003 and a final dividend of 11 cents per share in October 2003. Based on current projections that BHP Steel's Australian tax paying companies will incur tax losses in 2002 and the likely introduction of new tax consolidation laws in Australia from 1 July 2002, BHP Steel is expected to have zero franking credits at the time of its demerger from BHP Billiton. As a result, the interim dividend to be paid in April 2003 is expected to be unfranked, while the final dividend for 2003 is expected to be franked to approximately 40%. The extent to which future dividends will be franked is anticipated to increase over time, but will be dependent on the level of Australian tax paid by BHP Steel companies.

5.7 FORECAST FINANCIAL INFORMATION

In accordance with market practice in Australia, forecast financial information for the years ending 30 June 2002 and 30 June 2003 has been prepared in accordance with Australian GAAP. This information was prepared by the management of BHP Billiton and the management of BHP Steel for use in this Scheme Booklet. Subject to the continuous disclosure requirements imposed upon publicly listed companies, BHP Billiton and BHP Steel do not intend to update this information or to publish forecast financial information in the future.

The forecast financial information provided for BHP Steel includes:

- pro forma forecast statement of financial performance for the year ending 30 June 2002 and the forecast statement of financial performance for the year ending 30 June 2003; and
- pro forma forecast statement of cash flows for the year ending 30 June 2002 and the forecast statement of cash flows for the year ending 30 June 2003.

The pro forma forecast financial information for the year ending 30 June 2002 comprises pro forma historical financial information for the six months ended 31 December 2001 plus the forecast financial information for the six months ending 30 June 2002.

The forecast financial information was prepared based on an assessment of present economic and operating conditions, and on a number of assumptions regarding future events and actions which, as at the date of this Scheme Booklet, are expected to take place, including the key assumptions set out in Part 5.7.1. The forecast financial information was not prepared with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants with respect to forecast financial information, but reflects the best currently available estimates, including BHP Billiton's and BHP Steel's best estimates as to steel prices, exchange rates, volumes and costs during the remainder of 2002 and during 2003. BHP Billiton and the managements of BHP Billiton and BHP Steel have used due care and attention in the preparation of this forecast financial information and consider the assumptions to be reasonable when viewed as a whole. However, this information is not fact and you are cautioned not to place undue reliance on the forecast financial information.

The forecast financial information is likely to vary from actual results and any variation may be materially positive or negative because the assumptions, and therefore the forecast financial information, are by their very nature subject to significant uncertainties and contingencies, many of which will be outside the control of BHP Steel and are not predictable on a reliable basis. Accordingly, none of BHP Billiton, BHP Steel, nor any other person can give any assurance that the forecast financial information will be achieved. Events and outcomes might differ in quantum and timing from the assumptions, with material consequential impact on the forecast financial information. The sensitivity analysis in Part 5.7.2 is a summary of the sensitivity of the forecast EBIT for the year ending 30 June 2003 to changes in certain key variables. In particular, BHP Steel's forecast EBIT is highly sensitive to assumptions relating to hot rolled coil prices.

The forecast financial information, together with comparative historical financial information for the year ended 30 June 2001, is set out in Tables 5.7(a) and 5.7(b). It should be read together with the key assumptions and sensitivity analysis, the risk factors described in Part 4 and other information contained in this Scheme Booklet. A Report on Forecast Financial Information by Arthur Andersen is provided in Annexure B to this Scheme Booklet.

5.7.1 Key assumptions

The forecast financial information is based on the following key assumptions:

Revenue assumptions

Revenue is forecast to decrease by 9% in the year ending 30 June 2002 to $4,489 million from $4,941 million in the year ended 30 June 2001 and then increase by 9% in the year ending 30 June 2003 to $4,913 million. The key assumptions in respect of revenue are:

- Average FOB price for hot rolled coil exported by BHP Steel decreases by 12% from US$230 per tonne in the year ended 30 June 2001 to US$203 per tonne in the year ending 30 June 2002 and then increases by 14% to US$232 per tonne in the year ending 30 June 2003. The price of hot rolled coil

Table 5.7(a): Forecast statements of financial performance

$ millions	Pro forma historical[1]	Pro forma forecast[2]	Forecast
	Year ended 30 June 2001	Year ending 30 June 2002	Year ending 30 June 2003
Revenue[3]	4,941	4,489	4,913
EBITDA	568	421	611
Depreciation and amortisation	263	254	268
EBIT	305	167	343
Net interest expense			27
Profit before tax expense			316
Tax expense			46
Net Profit before outside equity interests			270
Outside equity interests			16
Net profit			254

(1) Pro forma historical financial information is after normalisation adjustments set out in Part 5.1.3 of this Scheme Booklet.

(2) Forecast financial information is after normalisation adjustments in 2002 including those listed for the six months to December 2001 as set out in Part 5.1.3 of this Scheme Booklet as well as a further $32 million of favourable adjustments in the second half of 2002. The $32 million relates to the normalisation of a $14 million loss on the close out of foreign exchange hedges prior to the Steel Demerger, $13 million of corporate charges related to one-off transaction costs, and $5 million product warranty payments related to discontinued operations.

(3) Revenue includes external trading activity totalling $253 million in 2001, declining to $94 million and $35 million in 2002 and 2003.

Table 5.7(b): Forecast statements of cash flows

$ millions	Pro forma historical[1]	Pro forma forecast[2]	Forecast
	Year ended 30 June 2001	Year ending 30 June 2002	Year ending 30 June 2003
Net operating cash flows before borrowing costs and income tax	631	364	543
Net investing cash flows	(111)	(168)	(198)
Payment of income tax			(6)
Net financing cash flows[3]			(158)
Net increase in cash held			181

(1) Pro forma historical financial information is after normalisation adjustments set out in Part 5.1.3 of this Scheme Booklet.

(2) Forecast financial information is after normalisation adjustments in 2002 including those listed for the six months to December 2001 as set out in Part 5.1.3 of this Scheme Booklet as well as a further $34 million of favourable adjustments in the second half of 2002. The $34 million relates to the normalisation of a $14 million loss on the close out of foreign exchange hedges prior to Demerger, $15 million of corporate charges related to one-off transaction costs including fees related to the establishment of BHP Steel's new debt facilities, and $5 million product warranty payments related to discontinued operations.

(3) Net financing cash flows include interest, dividends and other financing costs.

varies between different geographic markets and customer specifications. The forecast average prices reflect the expected mix of hot rolled coil markets and customers.

- BHP Steel's forecast net profit is very sensitive to assumptions relating to hot rolled coil prices. The assumption of an increase in the hot rolled coil prices in the forecast for the year ending 30 June 2003 takes into account a number of factors. During the current trough in the steel price cycle, the price of European exported hot rolled coil has been US$195 per tonne as recently as February 2002, which is close to the lowest price for this product at any time in the last 15 years. The historical long-term trend for hot rolled coil prices is downwards, however, current prices are below this trend and recent market activity has seen an increase in prices.
- Forecast slab exports to the US of 350,000 tonnes will not be subject to the 30% tariff introduced by the US government in March 2002 due to the agreement by the US Government not to impose a tariff on Australian exports below 354,000 tonnes per annum.
- Forecast hot rolled coil exports of 250,000 tonnes to BHP Steel's US based customer, Steelscape, will not be subject to the 30% tariff introduced by the US Government in March 2002 due to an exemption on those products that has been agreed to by the US Government.
- Average domestic selling prices for metallic coated and painted steel products in Australia and New Zealand remain stable in the years ending 30 June 2002 and 2003 and at the same level as the year ended 30 June 2001.
- Total domestic sales volume in Australia and New Zealand increases by 1% from 2.56 million tonnes in the year ended 30 June 2001 to 2.59 million tonnes in the year ending 30 June 2002 and then decreases 3% in the year ending 30 June 2003 to 2.52 million tonnes.
- Total export sales from Australia and New Zealand decrease by 12% from 2.66 million tonnes in the year ended 30 June 2001 to 2.34 million tonnes in the year ending 30 June 2002 and then increases by 21% in the year ending 30 June 2003 to 2.84 million tonnes.
- Total sales from Coated Products Asia's three coating facilities decrease by 17% from 0.36 million tonnes in the year ended 30 June 2001 to 0.30 million tonnes in the year ending 30 June 2002 and then increases by 17% in the year ending 30 June 2003 to 0.35 million tonnes. The aggregate volume sold by Coated Steel Asia in its domestic markets as a percentage of total Asian sales volume remains above 60% in both the year ending 30 June 2002 and 30 June 2003.

EBITDA assumptions

EBITDA is forecast to decrease by 26% in the year ending 30 June 2002 to $421 million from $568 million in the year ended 30 June 2001, and increase by 45% in the year ending 30 June 2003 to $611 million. In addition to the revenue assumptions outlined, the key assumptions in respect of EBITDA are:

- Iron ore and coking coal prices are respectively 2% and 8% higher in the year ending 30 June 2002 compared to the year ended 30 June 2001. Prices for iron ore in the year ending 30 June 2003 are assumed to be in line with those in the year ending 30 June 2002, but coking coal prices increase by 14%.
- Total slab production in Australia and New Zealand decreases by 3% from 5.43 million tonnes in the year ending 30 June 2001 to 5.25 million tonnes in the year ending 30 June 2002 and then increases by 8% in the year ending 30 June 2003 to 5.66 million tonnes. Changes in slab production affect unit costs and hence EBITDA margin.
- Minimal level of industrial strikes or other industrial disturbances for the remainder of the year ending 30 June 2002 and in the year ending 30 June 2003.
- Average scrap to hot rolled coil margin spread in North Star BHP Steel increases to US$162 per tonne in the year ending 30 June 2003 from an average spread of US$134 in the year ending 30 June 2002 and US$143 in the year ended 30 June 2001. The benefit which North Star BHP Steel is assumed to derive from stronger US domestic prices is forecast to be partially offset by higher scrap prices.

Interest assumptions

Net interest expense includes borrowing costs and interest income. Borrowing costs, representing debt interest costs, at an average rate of 5.6% per annum for the year ending 30 June 2003.

Taxation assumptions

Taxation assumptions reflect a forecast effective tax rate of 15% in the year ending 30 June 2003. This is lower than the rate of corporation tax within most jurisdictions in which BHP Steel operates primarily due to the utilisation of prior year income tax losses that have not previously been tax effected for statutory accounting purposes.

As at 30 June 2001, BHP Steel had estimated tax losses of $554 million in its New Zealand subsidiaries, $146 million in its Asian subsidiaries and $195 million in the US subsidiary through which it holds its interest in North Star BHP Steel. These tax losses are available to offset against future years' taxable income within these entities if the group continues to comply with the conditions for deductibility imposed by law.

A tax bill ("**Bill**") was introduced in the New Zealand Parliament in December 2001 to amend the tax legislation concerning the maintenance of the existing level of shareholder continuity required for recoupment of carry forward tax losses in the situation of a demerger. The amendment is in line with the underlying policy intent of the existing provisions. Royal Assent is anticipated in June 2002. The legislation is to be made effective from 1 March 2002. Once the Bill receives Royal Assent, BHP Steel will be able to utilise existing carry forward income losses in New Zealand against future years' taxable income in New Zealand. After the Steel Demerger, significant changes in the shareholders of BHP Steel could affect the carry forward of tax losses in New Zealand. There are some detailed rules affecting the satisfaction of the shareholder continuity test. However, BHP Billiton understands that, subject to some particular circumstances, the ability to carry forward losses should not be affected unless either a single shareholder, or alternatively two or more shareholders who each hold an interest of 10% or greater collectively, acquire greater than 51% of the shares in BHP Steel.

Capital expenditure assumptions

Capital expenditure is forecast to increase to $170 million in the year ending 30 June 2002 from $105 million in the year ended 30 June 2001 and then increase to $198 million in the year ending 30 June 2003. The increased expenditure is primarily attributable to reducing emissions at Port Kembla Steelworks' sinter plant, an upgrade of Port Kembla Steelworks' hot strip mill and the expansion of BHP Steel's roll-forming capacity in Asia.

General assumptions

The following general assumptions are relevant to the forecast financial information:

- Average Australian dollar/US dollar exchange rate of A$1/US$0.51 in the year ending 30 June 2002 and A$1/US$0.52 in the year ending 30 June 2003.
- No significant change in the economic conditions prevailing in Australia and the markets in which BHP Steel operates, other than those changes reflected in the key revenue assumptions.
- No significant change in the legislative regimes and regulatory environments in the jurisdictions in which BHP Steel or its key customers or suppliers operate, other than the trade sanctions noted in the key revenue assumptions.
- No change in applicable accounting standards that would have a material impact on BHP Steel's financial reporting or disclosure.
- No change in the taxation legislation that would have a material impact on BHP Steel's forecast financial position.
- No material environmental losses or material legal claims.
- No material adverse change in the competitive environment in the Australian steel industry.
- No material acquisitions or disposals.

5.7.2 Sensitivity analysis

The forecast financial information is based on certain economic and business assumptions about future events. Set out in Tables 5.7.2(a) and 5.7.2(b) is a summary of the sensitivity of the forecast EBIT to variations in a number of key variables. The sensitivity analysis is specific to the steel prices, exchange rates, volumes and costs forecast for the year ending 30 June 2003. The changes in the key variables set out in the sensitivity analysis are not intended to be indicative of the complete range of variations that may be experienced.

Care should be taken in interpreting these sensitivities. The estimated impact of changes in each of the variables has been calculated in isolation from changes in other variables over the full year. In practice, changes in variables may offset each other or may be additive, and it is likely that BHP Steel's management would respond to any adverse change in one variable by taking action to minimise the net effect on BHP Steel's earnings.

Hot rolled coil price sensitivity

BHP Steel's forecast EBIT is very sensitive to assumptions relating to hot rolled coil prices. The assumption of an increase in the hot rolled coil prices in the forecast for the year ending 30 June 2003 takes into account a number of factors. During the current trough in the steel price cycle, the price of European exported hot rolled coil has been US$195 per tonne as recently as February 2002, which is close to the lowest price for this product at any time in the last 15 years. The historical long-term trend for hot rolled coil prices is downwards, however, current prices are below this trend and recent market activity has seen an increase in prices.

International steel prices are volatile and difficult to forecast. For example, in the last five years, the European exported hot rolled coil price has sometimes varied by as much as US$140 per tonne in a 12 month period. During this period, the average European exported hot rolled coil price was around US$270 per tonne and the standard deviation was US$52. The assumed increase in the year ending 30 June 2003 may therefore not occur in that period or may not be as large or as sustained as forecast. The business risks associated with the volatility of international steel prices and the difficulties in forecasting them are set out in Part 4.4.1 of this Scheme Booklet.

Table 5.7.2(a): Hot rolled coil price sensitivity

$ millions	Impact on forecast EBIT for the year ending 30 June 2003
Assumption	
+/- US$25/tonne movement in average hot rolled coil price[1]	104

(1) The sensitivity analysis assumes a US$25 per tonne equivalent impact on the price of export cold rolled coil and plate, and a US$19 per tonne impact on the price of export slab. Prices of export metallic coated and painted steel products as well as Australian domestic pipe and tube products are assumed to change by less than US$25 per tonne due to the existence of other market factors. The sensitivity excludes the impact on North Star BHP Steel which is separately considered in the sensitivity analysis in Table 5.7.2(b) below.

Table 5.7.2(b): Other significant sensitivities

$ millions	Impact on forecast EBIT for the year ending 30 June 2003
Assumption	
+/- US$10/tonne movement in North Star BHP Steel scrap to hot rolled coil price spread	16
+/- 2% movement in slab production in Australia and New Zealand	14
+/- 1c movement in Australian dollar/US dollar exchange rate[1]	10
+/- US$1/tonne movement in coking coal costs	7
+/- US$1/tonne movement in iron ore costs	14

(1) The movement in the Australian dollar/US dollar exchange rate includes a restatement of US dollar denominated receivables and payables.

THIS PAGE IS LEFT INTENTIONALLY BLANK

ANNEXURE A INVESTIGATING ACCOUNTANT'S REPORT AND PRO FORMA COMBINED FINANCIAL STATEMENTS

ANNEXURE A



The Board of Directors
BHP Billiton Limited
Level 47
Bourke Place
600 Bourke Street
Melbourne Victoria 3000

Arthur Andersen
A Member Firm of Andersen Worldwide SC

363 George Street Sydney NSW 2000
GPO Box 4329 Sydney NSW 2001
Australia

Tel 61 2 9993 6000
Fax 61 2 9993 3300
DX 1340 Sydney

www.andersen.com

13 May 2002

Dear Sirs

Investigating Accountant's Report

1. Introduction

This report is prepared for inclusion in the Scheme Booklet and the Institutional Offer Memorandum to be issued in connection with the demerger of BHP Steel Limited from BHP Billiton Limited (the "**Steel Demerger**") and the listing of BHP Steel Limited on the Australian Stock Exchange.

Arthur Andersen has been requested to report whether anything has come to our attention which would cause us to believe that the pro forma Historical Financial Information disclosed in the appendix to this report is not properly drawn up in accordance with the basis of preparation and combination set out therein and with generally accepted practice as applied in Australia for presenting pro forma financial information in a scheme booklet or prospectus.

The directors of BHP Billiton Limited have prepared, and are responsible for the pro forma historical financial information included in Part 5 of the Scheme Booklet and in the appendix to this report.

Expressions defined in the Scheme Booklet have the same meaning in this report.

2. Pro Forma Historical Financial Information

The pro forma Historical Financial Information in the appendix to this report has been prepared for BHP Steel Limited and the entities that currently form part of the flat and coated steel operations of BHP Billiton Limited. Specifically, BHP Steel in this report includes BHP Steel Limited (the "**Company**") and its existing controlled entities together with the entities control of which is proposed to be transferred to the Company as contemplated by the Implementation Deed. The pro forma Historical Financial Information comprises:

- the pro forma combined statements of financial performance and combined statements of cash flows of BHP Steel for the 12 months ended 30 June 1999, 2000 and 2001 and the six months ended 31 December 2001;
- the pro forma combined statement of financial position of BHP Steel as at 31 December 2001; and
- accompanying notes information.

The pro forma Historical Financial Information has been derived from the financial records of BHP Billiton Limited (formerly The Broken Hill Proprietary Company Limited) in order to provide shareholders with details of the separate financial performance and financial position of BHP Steel for the periods presented.

BHP Billiton Limited's last statutory reporting periods have been:

- the 12 months ended 31 May 1999 (the **"First Period"**);
- the 13 months ended 30 June 2000 (the **"Second Period"**);
- the 12 months ended 30 June 2001; and
- the 6 months ended 31 December 2001.

The pro forma Historical Financial Information has been derived from the financial statements adjusted in the case of the First Period to include the results of the month of June 1999 and exclude the results of the month of June 1998, and in the case of the Second Period to exclude the results of the month of June 1999. The pro forma Historical Financial Information has also been adjusted to reflect certain one off transactions and the internal restructure required to give effect to the Steel Demerger. These adjustments are outlined in the normalisation and pro forma adjustments summarised below.

The pro forma combined statements of financial performance and combined statements of cash flows have been presented as if the Steel Demerger had been completed on 1 July 1998.

The pro forma combined statements of financial performance have been prepared to the level of "profit on ordinary activities before borrowing costs and income tax expense". The pro forma combined statements of financial performance exclude the impact of the existing capital structure (reflected in borrowing costs and income taxes), which is not considered relevant given anticipated changes in debt and equity structures as a result of the Steel Demerger and listing of BHP Steel.

Similarly, the pro forma combined statements of cash flows are presented for operating and investing activities only and do not include cash inflows or outflows relating to borrowing costs and incomes taxes.

The pro forma Historical Financial Information does not purport to represent what the results of operations and cash flows would actually have been if BHP Steel had been operating on a stand-alone basis for each of those financial periods, or to project results of operations or cash flows for any future period.

The pro forma and normalisation adjustments are summarised below and are more fully described in the accompanying appendix to this report.

Normalisation Adjustments

Normalisation adjustments have been made to the financial results included in the pro forma Historical Financial Information to give effect to:

- exclusion of results of discontinued operations and disposed businesses;
- exclusion of one off transactions including non-recurring gains and losses; and
- inclusion of estimated stand-alone and public company costs which would have been incurred by BHP Steel as an independent entity as if BHP Steel had existed as a stand-alone entity from 1 July 1998.

Pro forma Balance Sheet Adjustments

Pro forma adjustments have been made to the BHP Steel combined statement of financial position at 31 December 2001 to give effect to:

- the internal restructure required to consolidate the activities of BHP Steel under a single parent entity;
- conversion to equity of debt owing to BHP Billiton Limited and its subsidiary entities at 31 December 2001 of $2,124 million;
- repayment of debt of $565 million owing to BHP Billiton Limited, financed by $565 million loan facilities; and
- restructure of the Company's share capital.

The level of debt of BHP Steel as at 1 July 2002 (the "**Effective Date**") may differ from that shown in the pro forma financial information as a result of any of the following:

- changes to estimated transaction costs; and
- results from operations after tax between 31 December 2001 and the Effective Date.

3. Scope of Work

The pro forma Historical Financial Information has been extracted from the underlying financial records of BHP Billiton Limited.

We audited the financial statements of BHP Billiton Limited for the 12 months ended 31 May 1999, the thirteen months ended 30 June 2000 and twelve months ended 30 June 2001 in accordance with Australian Auditing Standards to provide reasonable assurance that the financial statements of BHP Billiton Limited were free of material misstatement. Our audit reports, which were unqualified, are not included herein. The financial performance and position of BHP Steel were reflected in those financial statements of BHP Billiton Limited.

Historical Financial Information for three 12 month periods ended 30 June 1999, 2000 and 2001

We have conducted an audit of the special purpose combined financial statements of BHP Steel Limited for the three 12 month periods ended 30 June 1999, 2000 and 2001 (comprising combined statements of financial performance and combined statements of cash flows together with related notes) in accordance with Australian Auditing Standards to provide reasonable assurance whether the Historical Financial Information is free of material misstatement.

Our procedures included examination, on a test basis, of the amounts and other disclosures in the combined financial statements and the evaluation of accounting policies and significant accounting estimates. These procedures were undertaken to form an opinion whether, in all material respects, the combined financial statements for the 12 month periods ended 30 June 1999, 2000 and 2001 are presented fairly in accordance with the basis of preparation and combination and accounting policies set out in the combined financial statements so as to present a view of BHP Steel which is consistent with our understanding of its results of operations and cash flows.

Historical Financial Information as at and for the 6 months ended 31 December 2001

We have reviewed the interim combined financial statements of BHP Steel for the 6 months ended 31 December 2001 (comprising a combined statement of financial position at that date and a combined statement of financial performance and a combined statement of cash flows for the 6 months then ended) in accordance with Australian Auditing Standards applicable to review engagements. This review consisted principally of:

- analytical review procedures to financial data;
- review of the basis of preparation of financial information for the 6 month reporting period;
- making enquiries in relation to financial and accounting matters of management of BHP Steel; and
- obtaining an understanding of the system for preparation of the interim combined financial statements.

Our review was undertaken to report whether anything has come to our attention which would cause us to believe that the interim combined financial statements are not properly drawn up in accordance with the basis of preparation and combination and accounting policies set out in the interim combined financial statements.

Pro Forma Historical Financial Information

As Investigating Accountants for the purpose of the public listing of BHP Steel, we have reviewed the pro forma Historical Financial Information in accordance with Australian Auditing Standards applicable to review engagements to report whether, on the basis of the procedures described, anything has come to our attention which would cause us to believe that the pro forma Historical Financial Information is not properly drawn up in accordance with the basis of preparation and assumptions set out therein and with generally accepted practice as applied in Australia for presenting pro forma financial information in a scheme booklet/prospectus.

The review procedures were substantially less in scope than an audit conducted in accordance with Australian Auditing Standards. The review was limited primarily to:

- enquiries of the senior management of BHP Billiton Limited and BHP Steel;
- review of relevant working papers, accounting records and other documentation supporting the pro forma and normalisation adjustments and the assumptions on which they are based; and
- review of the pro forma results, cash flows and balance sheet to determine that they are in accordance with BHP Steel's current accounting policies and the key assumptions underlying their preparation.

Having regard to the nature of the review, which provides less assurance than an audit; and to the nature of the pro forma financial information, we do not express an audit opinion on the pro forma Historical Financial Information.

4. Statement

Based on our review, which is not an audit, nothing has come to our attention which would cause us to believe that the pro forma Historical Financial Information does not present fairly:

- The pro forma combined financial performance of BHP Steel as represented by profit on ordinary activities before borrowing costs and income tax expense for the 12 months ended 30 June 2001, 2000 and 1999 and the 6 months ended 31 December 2001; and
- The pro forma combined financial position of BHP Steel as at 31 December 2001

in accordance with the basis of preparation and combination and assumptions set out in the accompanying notes to the pro forma Historical Information and with generally accepted practice as applied in Australia for presenting pro forma historical financial information in a scheme booklet or prospectus.

5. Subsequent Events

To the best of our knowledge and belief, there have been no material items, transactions or events subsequent to 31 December 2001 not otherwise disclosed in this report that have come to our attention during the course of our review which would cause the information included in this report to be misleading.

6. Independence

Arthur Andersen does not have any interest in the outcome of the Steel Demerger and listing of BHP Steel other than in connection with the preparation of this report, the Report on Forecast Financial Information, and participation in due diligence procedures for which normal professional fees will be received. Arthur Andersen also acts as the statutory auditor for BHP Billiton Limited.

Yours faithfully

ARTHUR ANDERSEN

APPENDIX

PRO FORMA COMBINED STATEMENTS OF FINANCIAL PERFORMANCE

	Notes	12 months ending 30 June 1999 $m	12 months ending 30 June 2000 $m	12 months ending 30 June 2001 $m	6 months ending 31 December 2001 $m
Revenue from Ordinary Activities					
Sales revenue	3	4,813.1	4,864.7	4,913.1	2,290.3
Other revenue	3	36.2	32.9	27.8	8.7
		4,849.3	**4,897.6**	**4,940.9**	**2,299.0**
Deduct					
Expenses from ordinary activities, excluding depreciation and amortisation	3	4,286.4	4,206.8	4,346.9	2,063.8
Profit from ordinary activities, before depreciation, amortisation and borrowing costs		562.9	690.8	594.0	235.2
Depreciation and amortisation	3	268.6	266.0	263.3	125.7
Share of net profit / (loss) of associated entities accounted for using equity method	11a	(37.6)	20.7	(26.1)	(14.2)
Profit from ordinary activities before borrowing costs and income tax expense (EBIT)	3	**256.7**	**445.5**	**304.6**	**95.3**
Outside equity interest share of profit/(loss) from ordinary activities before borrowing costs and income tax expense		(5.4)	3.3	12.6	8.2

The accompanying notes form an integral part of the Combined Statements of Financial Performance.

PRO FORMA COMBINED STATEMENT OF FINANCIAL POSITION

	Notes	31 December 2001 $m
Current assets		
Cash assets	21a	169.5
Receivables	6	433.4
Other financial assets		2.4
Inventories	7	684.8
Other assets	8	15.5
Total current assets		**1,305.6**
Non-current assets		
Receivables	10	12.1
Investments accounted for using equity method	11	143.8
Other financial assets	9	4.4
Inventories	12	60.8
Property, plant and equipment	13	3,218.8
Deferred tax asset	4a	52.8
Other assets	14	10.2
Total non-current assets		**3,502.9**
Total assets		**4,808.5**
Current liabilities		
Payables	15	478.3
Interest-bearing liabilities	16	106.4
Tax liabilities		40.3
Other provisions	17	171.9
Total current liabilities		**796.9**
Non-current liabilities		
Interest-bearing liabilities	18	673.3
Deferred tax liabilities	4a	415.9
Other provisions	19	185.1
Total non-current liabilities		**1,274.3**
Total liabilities		**2,071.2**
Net assets		**2,737.3**
Equity		
Total equity attributable to members of BHP Steel Limited	20	2,704.5
Outside equity interest	20	32.8
Total equity		**2,737.3**

The accompanying notes form an integral part of the Combined Statement of Financial Position.

PRO FORMA COMBINED STATEMENTS OF CASH FLOWS

	Notes	12 months ending 30 June 1999 $m	12 months ending 30 June 2000 $m	12 months ending 30 June 2001 $m	6 months ending 31 December 2001 $m
			Inflows/(Outflows)		
Cash flows related to operating activities					
Receipts from customers		4,881.7	4,914.7	5,184.0	2,632.5
Payments to suppliers and employees		(4,177.8)	(4,232.2)	(4,565.8)	(2,396.4)
Dividends received		1.1	2.0	1.1	1.5
Other income		19.9	30.0	12.3	6.9
Net operating cash flows before borrowing costs and income tax	21(b)	724.9	714.5	631.6	244.5
Cash flows related to investing activities					
Purchases of property, plant and equipment		(190.7)	(89.4)	(104.8)	(57.3)
Proceeds from sale of property, plant and equipment		13.4	9.9	5.3	0.9
Purchases of investments		(34.3)	-	(15.9)	-
Proceeds from other asset sales		0.7	-	3.9	-
Net investing cash flows		(210.9)	(79.5)	(111.5)	(56.4)
Net operating and investing cash flows before borrowing costs and income tax		514.0	635.0	520.1	188.1

The accompanying notes form an integral part of the Pro Forma Combined Statements of Cash Flows.

NOTES TO THE FINANCIAL STATEMENTS

Note 1. Statement of Significant Accounting Policies

Basis of Preparation and Combination

In March 2001, BHP Billiton Limited announced its intention to demerge its flat and coated steel products business to create an independent publicly-traded company. That company is BHP Steel Limited (formerly BHP Steel (JLA) Proprietary Limited), a company incorporated in Australia.

These pro forma combined financial statements have been prepared as a special-purpose financial report which, subject to this basis of preparation and combination, complies with Australian Accounting Standards, other authoritative pronouncements of the Australian Accounting Standards Board and Urgent Issues Group Consensus views ("Australian GAAP").

There have been departures from the disclosure requirements of Australian accounting standards where they are not considered to be applicable given the pro forma nature of these combined financial statements. These departures include presenting the pro forma combined statements of financial performance to the EBIT level only and presenting cash flow information for operating and investing activities only. In addition, no comparative balance sheet information is presented.

These combined financial statements comprise pro forma combined statements of financial performance and cash flows for the three years ended 30 June 1999, 2000 and 2001 and a pro forma combined statement of financial position at 31 December 2001 for the entities to be included in the Steel Demerger that have formed part of the operations of the BHP Billiton Limited's flat and coated steel operations during the periods presented. The combined financial statements include BHP Steel Limited (the "Company") and its existing controlled entities, together with the entities control of which is proposed to be transferred to the Company (together "BHP Steel" or the "Group") as contemplated by the Implementation Deed. The transfer of control of certain entities will not occur until, amongst other things, the approval of the BHP Billiton Limited shareholders. A list of entities within the Group is contained in Note 27.

NOTES TO THE FINANCIAL STATEMENTS

Note 1. Statement of Significant Accounting Policies (continued)

In preparing the combined financial statements the effects of all transactions between entities within the Group have been eliminated.

Pro Forma Combined Statement of Financial Position

The following principles have been used in the preparation of the combined statement of financial position.

- *Acquisition of Assets*

  The combined statement of financial position has been prepared following the rules of acquisition accounting which require assets acquired to be recognised at their fair values. The fair values of the entities which are to be acquired by the Company under the Implementation Deed have been estimated by BHP Billiton Limited as at the Effective Date. These estimated values are not materially different from the book values of these entities at 31 December 2001. For the purposes of the combined statement of financial position, the acquisitions are assumed to have taken place at 31 December 2001.

- *Capital Structure*

  The combined statement of financial position reflects the capital structure of BHP Steel after the conversion to equity of loans amounting to $2,124.0 million from BHP Billiton Limited to BHP Steel. These loans are to be converted pursuant to the Implementation Deed, subject to BHP Billiton Limited shareholder approval of the Steel Demerger. Total equity is presented as a single item in these combined financial statements reflecting the loan conversion outlined above.

- *Repayment of BHP Billiton Loans*

  The balance of loans from BHP Billiton Limited to BHP Steel is estimated to be $565.0 million at the Effective Date. BHP Steel will draw down on its loans facilities to fund the repayment of this loan and the draw down and the repayment of BHP Billiton loans are reflected in the combined statement of financial position.

Pro forma Combined Statements of Financial Performance and Cash Flows

The combined statements of financial performance and cash flows have been prepared as if the transactions required to give effect to the internal corporate restructure contemplated in the Implementation Deed took effect on 1 July 1998. The following principles have been used in the preparation of the combined statements of financial performance and cash flows.

- Exclusion of gains and losses on the disposal of businesses;
- Exclusion of revenues and costs of businesses disposed of during the period presented;
- Elimination of significant write-downs of fixed assets and other significant non-recurring expenses;
- Inclusion of estimated costs of operating as an independent listed company and exclusion of management charges from BHP Billiton Limited; and
- Elimination of benefit of superannuation contribution holidays enjoyed during the period.

Historical interest and income tax expenses have not been brought to account in the combined statements of financial performance as they are not indicative of what these expenses would have been had BHP Steel been operating as an independent entity, rather than as controlled entities of BHP Billiton Limited. However, the financial information included herein may not reflect the financial position, operating results or cash flows of BHP Steel had BHP Steel existed as a separate group during the periods presented.

Principles of Consolidation

Where the cost of the Company's interest in a controlled entity exceeds the fair value of net identifiable assets of that controlled entity at the date of acquisition, the difference, if any, is brought to account as goodwill. No significant goodwill is expected to arise on formal establishment of BHP Steel on the Effective Date.

Where the cost of the Company's interest in a controlled entity is less than the fair value of net identifiable assets of that controlled entity at the date of acquisition, the difference, if any, being a discount on acquisition, is accounted for by reducing proportionately the fair value of the non-monetary assets acquired. No discounts on acquisition are expected to arise on formal establishment of BHP Steel on the Effective Date.

Currency of Presentation

All amounts are expressed in Australian dollars unless otherwise stated.

Rounding of Amounts

Amounts in these combined financial statements have been rounded to the nearest hundred thousand dollars unless specifically stated to be otherwise.

Foreign Currency Transactions

BHP Steel is Australian based with significant international operations.

Transactions

Transactions in foreign currencies are translated at rates of exchange which approximate those applicable at the date of each transaction. Foreign currency balances arising from these transactions are translated at the rates of exchange applicable at balance date. The effect of hedging is taken into account in the measurement of the relevant transactions. Exchange

NOTES TO THE FINANCIAL STATEMENTS CONTINUED

Note 1. Statement of Significant Accounting Policies (continued)

fluctuations arising from foreign currency transactions and balances are included in the Statement of Financial Performance.

Foreign Operations

Each foreign operation is accounted for in its functional currency (i.e., the currency of its primary economic environment). All foreign operations are self-sustaining operations. As such, the financial statements of these operations are translated using the current rate method.

No material foreign operation of the BHP Steel Group is accounted for in a foreign currency having a high rate of inflation.

Net Foreign Assets and Foreign Currency Interest Bearing Liabilities

Exchange fluctuations arising from the translation of net assets of self-sustaining foreign operations are taken to the exchange fluctuation account.

Sales Revenue

Revenue from the sale of goods and disposal of other assets is recognised when the economic entity has passed control of the goods or other assets to the buyer.

Borrowing Costs

As noted in the basis of preparation and combination above, borrowing costs have not been included in the pro forma combined statements of financial performance.

In the future, borrowing costs will generally be expensed as incurred except where they relate to the financing of qualifying assets under construction, where they are capitalised up to the date of commissioning. Costs incurred in respect of obtaining finance, including loan establishment fees, will be deferred and written off over the term of the respective agreement.

Research and Development Expenditure

Expenditure for research is charged to profit and loss as and when incurred on the basis that continuing research is part of the overall cost of being in business, except to the extent that future benefits deriving from those costs are expected beyond any reasonable doubt to exceed those costs. In the latter case it is capitalised and amortised over the period of the expected benefit.

Taxation

As noted in the basis of preparation and combination above, income taxes have not been included in the pro forma combined statements of financial performance.

In the future, income tax will be calculated for each of the legal entities within BHP Steel after allowing for borrowing costs.

Deferred tax liabilities and deferred tax assets (non-current assets) represent the tax effect of timing differences which arise from the recognition in the pro forma combined Statement of Financial Performance of items of revenue and expense in periods different to those in which they are assessable or deductible for income tax purposes.

Income taxes have not been provided on undistributed overseas earnings of controlled entities to the extent the earnings are intended to remain indefinitely invested in those entities. Any such amount is immaterial.

Future income tax and capital gains tax benefits in respect of losses incurred by BHP Steel are included in the pro forma combined Statement of Financial Position where realisation of the benefits is considered to be virtually certain. In so doing it is recognised that the realisation of the benefits will depend upon:

(a) an expectation that the legislation will not change in a manner which would adversely affect the ability of companies concerned to realise the benefits;

(b) the ability of the companies concerned to comply with the conditions for deductibility imposed by law; and

(c) the ability of the companies concerned to either derive future assessable income of a nature and of sufficient amount to enable the benefits to be realised, or to transfer tax losses to related companies.

Deferred tax assets and liabilities are carried at the rates that are expected to apply when the balances are settled.

Capital gains tax, if applicable, is provided for in establishing period income tax when the asset is sold.

Provisions for Employee Benefits

Provision is made in the accounts of all employee benefits, including on-costs.

BHP Steel recognises an expense for defined benefit pensions when contributions are paid.

BHP Steel includes in the Statement of Financial Performance the cost associated with BHP Billiton Limited Performance Rights issued to BHP Billiton employees at the time they are exercised. Costs associated with the exercise of options are not included in the Statement of Financial Performance.

Employee Ownership Plans

The Company does not have its own employee ownership plans, however, certain BHP Steel employees participate in the BHP Billiton Limited employee ownership plans.

Recoverable Amounts of Non-Current Assets

All non-current assets are reviewed at least bi-annually to determine whether their carrying amounts require write-down to recoverable amount. Estimated recoverable amount is

NOTES TO THE FINANCIAL STATEMENTS CONTINUED

Note 1. Statement of Significant Accounting Policies (continued)

determined using expected net cash flows discounted at an interest rate based on the weighted average cost of capital of the BHP Steel Group. For the current year the discount rate was 10%.

Joint Ventures

Interests in joint venture entities are brought to account using the equity method. Under this method the investment is initially recognised at its cost of acquisition and its carrying value is subsequently adjusted for increases or decreases in the investor's share of post-acquisition results and reserves of the joint venture. Investments in joint venture entities are decreased by the amount of dividends received or receivable.

Other Financial Assets

Interests in non-subsidiary, non-associated corporations are included in investments at the lower of cost and recoverable amount. Dividend income is brought to account when declared.

Inventories

Inventories, including work in progress, are valued at the lower of cost and net realisable value. With the exception of processed inventories, cost is determined primarily on the basis of average costs, while absorption costing is used for processed inventories incorporating fixed and variable overheads.

Property, Plant and Equipment

Valuation in Accounts

Property, plant and equipment has been recorded at deemed cost following adoption of revised AASB 1041: Revaluation of Non-Current Assets at 1 July 2000.

Current Values of Land and Buildings

The current value of land is determined mainly by reference to rating authority valuations, or cost for recent acquisitions, except where land is an integral part of a producing asset with no significant value beyond such use, in which case book value is used.

The current value of buildings is based primarily on depreciated replacement value. Buildings which are integral parts of producing plant are classified as plant and equipment and accordingly excluded from this valuation.

Disposals

Disposals are taken in to account in profit from ordinary activities before borrowing costs and income tax and disclosed as significant items where they represent the sale or abandonment of a significant business, and are not considered to be of a recurring nature.

Depreciation of Property, Plant and Equipment

Depreciation is provided on buildings, plant, machinery and other items used in producing revenue, on a straight line basis at rates based on the following expected useful lives:

Buildings:	Up to 40 years
Property, plant and equipment:	Up to 30 years

Leased Assets

Assets acquired under finance leases are capitalised and amortised over the life of the relevant lease, or where ownership is likely to be obtained on expiration of the lease, over the expected useful life of the asset. Lease payments are allocated between interest expense and reduction in the lease liability.

Operating lease assets are not capitalised, and except as described below, rental payments are charged against operating profit in the period in which they are incurred. Provision is made for future operating lease payments in relation to surplus lease space when it is first determined that the space will be of no probable future benefit. Operating lease incentives are recognised as a liability when received and subsequently reduced by allocating lease payments between rental expense and the liability.

Financial Instruments Included in Liabilities

Loans, debentures and notes payable are recognised when issued at the amount of the net proceeds received, with the premium or discount on issue amortised over the period to maturity. Interest will be recognised as an expense on an effective yield basis.

Financial Instruments Included in Assets

Trade debtors are initially recorded at the amount of contracted sales proceeds.

Provision for doubtful debts is recognised to the extent that recovery of the outstanding receivable balance is considered less likely. Any provision established is based on a review of all outstanding amounts at balance date. A specific provision is maintained in respect of receivables which are doubtful of recovery but which have not been specifically identified.

Derivatives

BHP Steel is exposed to changes in interest rates, foreign currency exchange rates and commodity prices and uses derivative financial instruments to hedge some of these risks.

Hedge accounting principles are applied whereby derivatives undertaken for the purpose of hedging are matched to the specifically identified commercial risks being hedged. These matching principles are applied to both matured and unmatured transactions. Upon recognition of the underlying transaction, derivatives are valued at the appropriate market spot rate.

When an underlying transaction can no longer be identified, gains or losses arising from a derivative that has been

NOTES TO THE FINANCIAL STATEMENTS CONTINUED

Note 1. Statement of Significant Accounting Policies (continued)

designated as a hedge of that transaction will be recognised in the combined Statement of Financial Performance whether or not such derivative is terminated.

When a hedge is terminated, the deferred gain or loss that arose prior to termination is:

- deferred and included in the measurement of the anticipated transaction when it occurs; or
- included in the combined Statement of Financial Performance where the anticipated transaction is no longer expected to occur.

When undertaking strategic financial transactions, all gains and losses are included in the combined Statement of Financial Performance at the end of each reporting period. The premiums paid on strategic financial transactions are included in the combined Statement of Financial Performance at the inception of the contract.

The BHP Steel Group's objectives for the use of the derivatives are stated in Note 23.

Note 2. Normalisation and Pro Forma Adjustments

(a) Statement of Financial Performance

The following normalisation adjustments have been made in arriving at the amounts included in the pro forma combined statement of financial performance:

$m	12 months ended 30 June 1999	12 months ended 30 June 2000	12 months ended 30 June 2001	6 months ended 31 December 2001
Operating revenue (before normalisation adjustments)	5,226	5,890	4,937	2,341
Foreign exchange and commodity hedging[1]	39	37	29	11
Discontinued activities[2]	(383)	(1,010)	2	(41)
Interest income[3]	(33)	(19)	(27)	(12)
Operating revenue (after normalisation adjustments)	**4,849**	**4,898**	**4,941**	**2,299**
Profit from ordinary activities before taxation and borrowing costs (before normalisation adjustments)	81	178	259	92
Foreign exchange and commodity hedging[1]	59	37	29	11
Discontinued activities[2]	7	207	-	(31)
Asset write-downs[4]	165	38	-	10
Restructuring provisions[5]	-	-	19	22
Workers compensation provisions[6]	-	-	27	-
Interest income[3]	(33)	(19)	(27)	(12)
Foreign exchange losses[7]	-	23	(11)	(3)
Partial superannuation holiday[8]	(31)	(23)	-	-
Net corporate allocations[9]	9	4	9	6
Profit from ordinary activities before taxation and borrowing costs (after normalisation adjustments) – EBIT	**257**	**445**	**305**	**95**
Depreciation and amortisation (before normalisation adjustments)	336	311	263	126
Discontinued activities[2] and Asset write-downs[4]	(68)	(45)	-	-
Depreciation and amortisation (after normalisation adjustments)	268	266	263	126
EBITDA	**525**	**711**	**568**	**221**

NOTES TO THE FINANCIAL STATEMENTS CONTINUED

Note 2. Normalisation and Pro Adjustments (continued)

(1) Hedging losses represent the expiry of foreign exchange and commodity price positions entered into during and prior to 1999. In 1999, BHP Steel ceased active hedging of its foreign exchange and commodity price exposures.

(2) Discontinued activities include the sale in 2000 by BHP Steel of its US coated and building products businesses. The proceeds from sale of $447 million, loss on sale of $227 million and the results of operations in 1999 and 2000 are treated as normalisation adjustments. The 1999 and 2000 EBIT adjustments also include $10 million and $12 million respectively in relation to product warranty provisions for discontinued operations. During the six months ended 31 December 2001, BHP Steel sold its strapping business. The proceeds from sale of $41 million and the profit on sale of $31 million are treated as normalisation adjustments. The results of operations for the strapping business are not considered material and have not been normalised.

(3) Interest income which is credited in arriving at profit from ordinary activities before taxation and borrowing costs is excluded from EBITDA and EBIT.

(4) Asset write-downs arose from regular reviews of the recoverability of the carrying value of assets. The write-downs in 1999 included a write-down of New Zealand Steel's production assets of $121 million. Other charges in 1999 and 2000 included the write-down of development expenditure and assets relating to thin strip casting.

(5) Restructuring provisions represent restructuring cost for outsourced operations. Due to their size and nature, these restructuring costs are considered distinct from other restructuring costs incurred during the periods presented.

(6) Workers compensation provisions relate to a one-off charge for self-insured risks.

(7) Foreign exchange gains and losses relate to exchange losses on a New Zealand dollar denominated deposit. The interest on this deposit is included in interest income. Consistent with interest income, these gains and losses are excluded from EBITDA and EBIT.

(8) Partial superannuation holiday represents a deduction of charges that would have been paid in 1999 and 2000 had BHP Steel not reduced contributions to its Australian defined benefit superannuation plan. The reduced contributions were to take advantage of a superannuation surplus on that plan identified during an actuarial review in 1999.

(9) Net corporate allocations represent the difference between the management charges allocated by BHP Billiton over the periods presented and the estimated costs for BHP Steel as an independent company. It is anticipated that $15 million of corporate costs will be incurred by BHP Steel in 2003 to operate as an independent company.

(b) Statement of Financial Position

The following normalisation adjustments have been made in arriving at the amounts included in the pro forma combined statement of financial position at 31 December 2001:

	Combined[1] $m	Pro forma adjustments $m	Pro forma $m
Current assets			
Cash assets	169.5	-	169.5
Receivables[2]	813.4	(380.0)	433.4
Other financial assets	2.4	-	2.4
Inventories	684.8	-	684.8
Other assets	15.5	-	15.5
Total current assets	**1,685.6**		**1,305.6**
Non-current assets			
Receivables	12.1	-	12.1
Investments accounted for using equity method	143.8	-	143.8
Other financial assets	4.4	-	4.4
Inventories	60.8	-	60.8
Property, plant and equipment	3,218.8	-	3,218.8
Deferred tax asset	52.8	-	52.8
Other assets	10.2	-	10.2
Total non-current assets	**3,502.9**		**3,502.9**
Total assets	**5,188.5**		**4,808.5**

NOTES TO THE FINANCIAL STATEMENTS CONTINUED

(b) Statement of Financial Position - continued

	Combined[1] $m	Pro forma adjustments $m	Pro forma $m
Current liabilities			
Payables	478.3	-	478.3
Interest-bearing liabilities[3]	3,160.4	(3,054.0)	106.4
Tax liabilities	40.3	-	40.3
Other provisions	171.9	-	171.9
Total current liabilities	**3,850.9**		**796.9**
Non-current liabilities			
Interest-bearing liabilities[4]	123.3	550.0	673.3
Deferred tax liabilities	415.9	-	415.9
Other provisions	185.1	-	185.1
Total non-current liabilities	**724.3**		**1,274.3**
Total liabilities	**4,575.2**		**2,071.2**
Net assets	**613.3**		**2,737.3**
Equity			
Total equity attributable to members of BHP Steel Limited[5]	580.5	2,124.0	2,704.5
Outside equity interest	32.8	-	32.8
Total equity	**613.3**		**2,737.3**

(1) *The Combined column represents the pro forma combined balance sheet of BHP Steel at 31 December 2001 as if the Company had acquired each of the entities, control of which is to pass to BHP Steel as part of the Steel demerger.*

(2) *BHP Steel currently holds a deposit denominated in New Zealand dollars which secures an intercompany loan facility to BHP Billiton amounting to $380 million as at 31 December 2001. Following the Steel Demerger, the deposit will secure a loan from the ANZ Banking Group. The deposit can only be applied for other purposes if the loan is reduced by an equal amount.*

(3) *Combined current interest bearing liabilities at 31 December 2001 include $380 million payable to BHP Billiton in respect of the facility noted above, $2,124 million in respect of loans from BHP Billiton which are to be converted to equity as part of the demerger process and $565 million in respect of loans from BHP Billiton which will be refinanced by external borrowings subsequent to the demerger. Of the $565 million of external debt, $15 million is to be financed by a short term facility and $550 million by long term facilities.*

(4) *Pro forma non current interest bearing liabilities include external borrowings of $550 million.*

(5) *Pro forma total equity attributable to members of BHP Steel Limited includes $2,124 million in respect of loans from BHP Billiton which are to converted to equity as part of the Steel demerger.*

NOTES TO THE FINANCIAL STATEMENTS CONTINUED

Note 3. Profit and Loss Items

	12 months ended 30 June 1999 $m	12 months ended 30 June 2000 $m	12 months ended 30 June 2001 $m	6 months ended 31 December 2001 $m
Profit from ordinary activities after crediting the following revenues:				
Sale of goods (a)	4,724.9	4,750.6	4,716.3	2,184.2
Rendering of services	88.2	114.1	196.8	106.1
Total sales revenue	**4,813.1**	**4,864.7**	**4,913.1**	**2,290.3**
Other revenue:				
Proceeds from sales of non-current assets	7.2	9.9	5.3	0.9
Dividend income	1.1	2.0	1.1	1.5
Other income	27.9	21.0	21.4	6.3
Total other revenues	**36.2**	**32.9**	**27.8**	**8.7**
Profit from ordinary activities is after charging the following expenses:				
Expenses from ordinary activities, excluding depreciation, amortisation and borrowing costs (b):				
Employee benefits expense			948.6	481.9
Raw materials and consumables used			1,845.6	970.8
Changes in inventories of finished goods and work in progress			(3.4)	(34.0)
Net book value of non-current assets sold			3.9	0.9
Diminution in value of non-current assets			0.4	0.3
Other expenses from ordinary activities			1,551.8	643.9
	4,286.4	**4,206.8**	**4,346.9**	**2,063.8**
Depreciation and amortisation:				
Depreciation of				
- Buildings	18.0	19.2	16.0	7.3
- Property, plant and equipment	250.1	246.8	247.3	118.4
	268.1	**266.0**	**263.3**	**125.7**
Amortisation of				
- Goodwill	0.5	-	-	-
Total depreciation and amortisation	**268.6**	**266.0**	**263.3**	**125.7**

(a) Costs of goods sold for the Group for the period ended 31 December 2001 and 30 June 2001 were $1,793.0 million and $3,776.5 million respectively. Comparative data has not been provided as revised AASB 1018: Statement of Financial Performance does not require this disclosure for prior reporting periods.

(b) Comparative data has not been provided as revised AASB 1018: Statement of Financial Performance does not require this disclosure for prior reporting periods.

NOTES TO THE FINANCIAL STATEMENTS CONTINUED

Note 3. Profit and Loss Items (continued)

	12 months ended 30 June 1999 $m	12 months ended 30 June 2000 $m	12 months ended 30 June 2001 $m	6 months ended 31 December 2001 $m
Other expense/(revenue) items:				
Bad debts written off in respect of:				
- trade receivables	4.9	1.6	3.2	0.8
Net charge/(write-back) to provision for doubtful debts in respect of:				
- trade receivables	0.7	0.3	(0.7)	(1.0)
- sundry receivables	-	0.2	(0.1)	(0.1)
Diminution in value of:				
- non-current assets	1.6	0.9	0.4	0.3
- inventories	18.4	13.8	6.4	-
Research and development costs	24.5	15.9	9.8	(0.5)
Rental expense in respect of operating leases	63.0	66.1	50.8	25.0
Net (gain)/loss on sale of:				
- property, plant and equipment (a)	(2.2)	(1.6)	(1.4)	-
Net foreign exchange (gain)/loss	(11.0)	(18.2)	5.4	(6.9)
Material charges to provisions for:				
- employee entitlements	150.1	168.6	159.4	151.3
- restoration and rehabilitation	4.6	0.9	(0.9)	-
- other	3.2	2.6	3.0	0.8
(a) Specific disclosure items above:				
Revenue from sale of plant and equipment	(7.2)	(9.9)	(5.3)	(0.9)
Expense from sale of plant and equipment	5.0	8.3	3.9	0.9
(Gain)/loss on sale of plant and equipment	(2.2)	(1.6)	(1.4)	-

NOTES TO THE FINANCIAL STATEMENTS CONTINUED

Note 4. Taxation

	31 December 2001 $m
(a) Deferred Tax	
Deferred Tax Assets (Non-Current)	
Future income tax benefit at period end comprises:	
Timing differences	
Depreciation	(1.6)
Provisions	
- doubtful debts	1.4
- other	0.9
Foreign exchange gains	(0.5)
Profit in stocks elimination	14.6
Other	19.2
Carry forward losses	18.8
Total deferred tax assets	**52.8**
Deferred Tax Liabilities (Non-Current)	
Provision for deferred income tax at period end comprises:	
Timing differences	
Depreciation	481.4
Provisions	
- employee benefits	(81.7)
- doubtful debts	(7.8)
- other	(10.5)
Foreign exchange gains	1.5
Other	33.0
Total deferred tax liabilities	**415.9**

(b) Benefit of Income Tax Losses Not Brought to Account

As at 30 June 2001, the date for which the last annual tax returns were prepared, the Group had estimated unconfirmed unrecouped income tax losses of $829.9 million available to offset against future years' taxable income. The benefit of these losses of $262.8 million has not been brought to account as realisation is not virtually certain. The benefit will only be obtained if:

(i) the group derives future assessable income of a nature and of an amount sufficient to enable the benefits from the deduction for the losses to be realised.

(ii) the group continues to comply with the conditions for deductibility imposed by the law. In particular the recovery of $553.8 million (of which $493.1 million has not been brought to account) of tax losses relating to New Zealand steel operations is dependent on a change in legislation in New Zealand. A bill has been introduced to Parliament to affect the change but has yet to be passed; and

(iii) no changes in tax legislation adversely affect the group in realising the benefit from the deductions for the losses.

NOTES TO THE FINANCIAL STATEMENTS CONTINUED

Note 4. Taxation (continued)

(b) Benefit of Income Tax Losses Not Brought to Account (continued)

These tax loss carry-forwards expire as summarised below:

Year of expiry	30 June 2001 $m
2002	3.8
2003	34.6
2004	39.9
2005	12.9
2020	195.3
Unlimited	543.4
	829.9

Note 5. Segment Information

BHP Steel operates through two main business units, Hot Rolled Products and Coated Products. For financial reporting purposes, Coated Products is further segmented into Coated Products Australia, New Zealand Steel and Coated Products Asia. In addition, corporate overhead costs and some group services, such as Transport and Logistics and the export trading offices, are reported separately as Corporate and Group.

A substantial amount of the crude steel product at Hot Rolled Products is sold to Coated Products Australia for further processing into higher value added product. Transfer prices applied to internal sales between business units for product ultimately destined for domestic markets are set annually based on an import parity formula incorporating actual and forecast international steel prices and exchange rates. Transfer prices for product ultimately destined for export markets are set quarterly based on forecast international steel prices and exchange rates.

Industry Classification	External Revenue	Intersegment Revenue	Depreciation and Amortisation	Net Result (a)	Segment Assets Gross	Segment Assets Net	Capital Expenditure
6 months to 31 December 2001	**$m**	**$m**	**$m**	**$m**	**$m**	**$m**	**$m**
Hot Rolled Products	472.0	594.9	56.7	75.7	1,830.3	1,139.4	28.1
Coated Products Australia	1,194.0	-	38.1	39.6	1,478.6	1,025.0	14.4
Coated Products Asia	248.5	17.5	11.8	35.7	671.2	438.5	6.5
New Zealand Steel	238.8	-	16.3	12.0	560.5	510.3	6.2
Corporate and Group (b) (c)	145.7	20.1	2.8	(53.5)	124.1	(519.7)	2.1
Equity accounted investment (d)	-	-	-	(14.2)	143.8	143.8	-
BHP Steel Group	**2,299.0**	**632.5**	**125.7**	**95.3**	**4,808.5**	**2,737.3**	**57.3**

NOTES TO THE FINANCIAL STATEMENTS CONTINUED

Note 5. Segment Information (continued)

Industry Classification	External Revenue	Intersegment Revenue	Depreciation and Amortisation	Net Result (a)	Segment Assets Gross	Segment Assets Net	Capital Expenditure
12 months to 30 June 2001	**$m**	**$m**	**$m**	**$m**	**$m**	**$m**	**$m**
Hot Rolled Products	1,213.4	1,007.2	119.6	155.5	1,914.2	1,241.5	56.2
Coated Products Australia	2,395.6	40.4	82.6	113.6	1,524.0	1,001.1	24.0
Coated Products Asia	532.2	23.5	26.4	54.3	670.3	404.8	5.8
New Zealand Steel	443.9	27.0	29.3	47.2	606.3	550.1	13.9
Corporate and Group (b) (c)	355.8	89.5	5.4	(39.9)	167.0	(473.4)	4.9
Equity accounted investment (d)	-	-	-	(26.1)	159.9	159.9	-
BHP Steel Group	**4,940.9**	**1,187.6**	**263.3**	**304.6**	**5,041.7**	**2,884.0**	**104.8**
12 months to 30 June 2000	**$m**	**$m**	**$m**	**$m**	**$m**	**$m**	**$m**
Hot Rolled Products	1,054.0	1,010.0	118.2	203.0	2,055.0	1,353.5	37.0
Coated Products Australia	2,552.1	19.9	88.6	193.9	1,590.1	1,107.2	45.8
Coated Products Asia	413.7	36.3	25.7	10.8	659.2	377.3	0.4
New Zealand Steel	411.8	54.2	30.3	47.4	482.0	441.2	5.4
Corporate and Group (b) (c)	466.0	50.8	3.2	(30.3)	189.1	(467.2)	0.8
Equity accounted investment (d)	-	-	-	20.7	145.5	145.5	-
BHP Steel Group	**4,897.6**	**1,171.2**	**266.0**	**445.5**	**5,120.9**	**2,957.5**	**89.4**
12 months to 30 June 1999	**$m**	**$m**	**$m**	**$m**	**$m**	**$m**	**$m**
Hot Rolled Products	1,131.4	969.6	125.3	146.2	2,081.6	1,324.5	97.8
Coated Products Australia	2,452.1	31.9	80.1	153.6	1,447.4	1,034.3	78.3
Coated Products Asia	400.2	19.8	27.8	(9.1)	614.6	369.7	6.3
New Zealand Steel	422.2	38.8	31.0	40.2	515.2	484.7	8.2
Corporate and Group (b) (c)	443.4	53.6	4.4	(36.6)	437.0	(411.9)	0.1
Equity accounted investment (d)	-	-	-	(37.6)	113.7	113.7	
BHP Steel Group	**4,849.3**	**1,113.7**	**268.6**	**256.7**	**5,209.5**	**2,915.0**	**190.7**

(a) Net result on a segment basis comprises revenue attributable to that segment less direct expenses. No deduction is made for corporate overheads, borrowing costs, income tax or outside equity interests.

(b) Includes consolidation adjustments.

(c) Corporate and Group revenue relates primarily to external Transport and Logistics sales and external sales by export trading offices.

(d) The equity accounted investment refers to North Star BHP Steel (see Note 11) which is a Hot Rolled Products operation.

NOTES TO THE FINANCIAL STATEMENTS CONTINUED

Note 5. Segment Information (continued)

Geograhical Classification	External Revenue	Intersegment Revenue	Net Result	Gross Segment Assets
6 months to 31 December 2001	**$m**	**$m**	**$m**	**$m**
Australia	1,747.5	40.9	77.4	3,364.8
New Zealand	238.8	-	12.0	560.5
Asia	294.9	5.6	34.0	668.9
North America	11.9	1.9	-	62.1
Other countries	20.7	-	1.2	33.0
Corporate and Group	(14.8)	-	(15.1)	(24.6)
Equity accounted investment	-	-	(14.2)	143.8
BHP Steel Group	**2,299.0**	**48.4**	**95.3**	**4,808.5**
12 months to 30 June 2001	**$m**	**$m**	**$m**	**$m**
Australia	3,819.5	109.5	220.0	3,471.9
New Zealand	443.9	9.4	47.2	606.3
Asia	655.3	48.7	60.5	715.3
North America	9.0	5.0	-	93.7
Other countries	44.9	-	4.0	32.5
Corporate and Group	(31.7)	-	(1.0)	(37.9)
Equity accounted investment	-	-	(26.1)	159.9
BHP Steel Group	**4,940.9**	**172.6**	**304.6**	**5,041.7**
12 months to 30 June 2000	**$m**	**$m**	**$m**	**$m**
Australia	3,728.8	114.8	367.7	3,642.4
New Zealand	411.8	36.4	47.4	482.0
Asia	560.2	91.2	17.5	678.2
North America	138.3	-	-	132.0
Other countries	41.0	-	(1.6)	38.3
Corporate and Group	17.5	-	(6.2)	2.5
Equity accounted investment	-	-	20.7	145.5
BHP Steel Group	**4,897.6**	**242.4**	**445.5**	**5,120.9**
12 months to 30 June 1999	**$m**	**$m**	**$m**	**$m**
Australia	3,738.2	76.1	250.0	3,742.1
New Zealand	430.4	23.6	18.1	542.5
Asia	463.8	40.2	(12.2)	662.0
North America	133.1	1.6	-	114.0
Other countries	75.9	0.2	20.9	36.5
Corporate and Group	7.9	-	17.5	(1.3)
Equity accounted investment	-	-	(37.6)	113.7
BHP Steel Group	**4,849.3**	**141.7**	**256.7**	**5,209.5**

NOTES TO THE FINANCIAL STATEMENTS CONTINUED

Note 6. Receivables (Current)

	31 December 2001 $m
Trade receivables due from other than related parties (a)	352.8
Deduct provision for doubtful debts	15.9
Total trade receivables	336.9
Sundry receivables	96.5
Total current receivables (b)	**433.4**

(a) *The value of trade receivables at 31 December 2001 would have been $130 million higher but for the sale of trade receivables. Collections of $125 million were held on behalf of the purchasers of the receivables at 31 December 2001, and have been classified as sundry creditors. An amount of $23 million is held in sundry receivables in relation to the sale of receivables program, representing retentions on the amount sold.*

(b) *Includes US$ denominated receivables to the value of A$41.2 million.*

Note 7. Inventories (Current)

	31 December 2001 $m
Raw materials and stores	
At cost	70.1
	70.1
Work in progress	
At net realisable value	11.9
At cost	316.2
	328.1
Finished goods	
At net realisable value	69.3
At cost	175.6
	244.9
Spares and other	
At cost	41.7
	41.7
Total current inventories	
At net realisable value	81.2
At cost	603.6
	684.8

NOTES TO THE FINANCIAL STATEMENTS CONTINUED

Note 8. Other Assets (Current)

	31 December 2001 $m
Deferred charges and prepayments	15.5
Total current other assets	**15.5**

Note 9. Other Financial Assets (Non-Current)

	31 December 2001 $m
Securities not quoted on prescribed stock exchanges	4.2
Other	0.2
Total non-current other financial assets	**4.4**

Note 10. Receivables (Non-Current)

	31 December 2001 $m
Other	12.1
Total non-current receivables	**12.1**

Note 11. Investments Accounted for Using Equity Method

Details of material interest in joint venture entity are as follows:

Name and Principal activities	Reporting Date	Ownership Interest at Reporting Date
North Star BHP Steel – Steel Manufacturing	31 May	50%

Carrying Amount

	31 December 2001 $m
Shares in equity accounted investment	77.3
Loans to joint venture	66.5
Total equity accounted investment	**143.8**
(a) Share of net profits of joint venture entity for 6 months ended 31 December 2001	
Profit/(loss) from ordinary activities before income tax	(14.2)
Income tax expense	-
Share of net results of joint venture entity	**(14.2)**

NOTES TO THE FINANCIAL STATEMENTS CONTINUED

Note 11. Investments Accounted for Using Equity Method (continued)

	31 December 2001 $m
(b) Share of joint venture entity assets and liabilities	
Current assets	83.2
Non-current assets	357.4
Current liabilities	(142.0)
Non-current liabilities	(219.9)
Net assets	**78.7**

(c) Composition of Carrying Amount of Investment in Joint Venture Entity

		31 December 2001		
	Retained Profits $m	Cost $m	Exchange Fluctuation $m	Carrying Amount $m
Balance at 31 December 2001	(137.0)	175.5	38.8	77.3

(d) Share of Joint Venture Entity Contingent Liabilities and Expenditure Commitments

	31 December 2001 $m
Other commitments - commitments under long term utility supply contracts	4.8
	4.8

Note 12. Inventories (Non-Current)

	31 December 2001 $m
Raw materials and stores	
At cost	0.8
	0.8
Spares and other	
At net realisable value	5.6
At cost	54.4
	60.0
Total non-current inventories	
At net realisable value	5.6
At cost	55.2
	60.8

NOTES TO THE FINANCIAL STATEMENTS CONTINUED

Note 13. Property, Plant and Equipment

	31 December 2001		
	Gross Value of Assets $m	Accumulated Depreciation $m	Net Value $m
Land and buildings	593.2	(230.1)	363.1
Property, plant and equipment	5,498.0	(2,642.3)	2,855.7
Total property, plant and equipment (a)	**6,091.2**	**(2,872.4)**	**3,218.8**

(a) Following the adoption of Australian Accounting Standard AASB 1041: Revaluation of Non-Current Assets, all classes of property, plant and equipment previously carried at directors' valuation have reverted to a deemed cost basis of measurement.

Note 14. Other Assets (Non-Current)

	31 December 2001 $m
Deferred charges	10.2
Total non-current other assets	**10.2**

Note 15. Payables (Current)

	31 December 2001 $m
Trade creditors	
- related party – BHP Billiton group	22.2
- unrelated persons	196.2
Sundry creditors (a)	259.9
Total current accounts payable	**478.3**

(a) Collections of $125 million were held on behalf of the purchaser of receivables, under the sale of receivables program.

Note 16. Interest Bearing Liabilities (Current)

	31 December 2001 $m
Current portion of long term loans	
Secured	
- Bank loans	9.8
Unsecured	
- Bank loans	5.1
	14.9
Short term interest bearing liabilities	
Secured	
- Other	14.7
Unsecured	
- Other	75.6
Bank overdrafts	1.2
	91.5
Total current interest bearing liabilities (a)	**106.4**

(a) Refer Note 18 for additional disclosure details.

NOTES TO THE FINANCIAL STATEMENTS CONTINUED

Note 16. Interest Bearing Liabilities (Current) (Continued)

	31 December 2001 $m
Current portion of interest bearing liabilities other than bank overdrafts classified by currency	
US dollars	81.8
Australian dollars	16.2
Other currencies	8.4
Total current interest bearing liabilities	**106.4**

Note 17. Other Provisions (Current)

	31 December 2001 $m
Deferred income	11.2
Employee entitlements (Note 19)	129.8
Other	30.9
Total current other provisions	**171.9**

Note 18. Interest Bearing Liabilities (Non-Current)

	31 December 2001 $m
Secured	
- Bank loans (a)	
- at average floating interest rates of 5.1%	39.1
Unsecured	
- Bank loans	
- at average fixed interest rates of 3.6%	51.5
- at average floating interest rates of 3.6%	5.2
- Other loans – at fixed interest of 6.5%	42.4
Other loans (b)	550.0
	688.2
Less: long term loans repayable within twelve months (Note 16)	(14.9)
Total non-current interest bearing liabilities	**673.3**
The total of long term loans not currently payable classified by maturity dates:	
Later than one year but not later than five years	620.6
Later than five years	52.7
	673.3

NOTES TO THE FINANCIAL STATEMENTS CONTINUED

Note 18. Interest Bearing Liabilities (Non-Current) (Continued)

The total of long term loans are classified by the following currencies:	
Australian dollars	550.0
US dollars	123.2
Other currencies	0.1
	673.3

(a) Secured by charges over assets of certain subsidiaries.

(b) Other loans represent external debt that will be raised to repay indebtedness to BHP Billiton Limited.

(c) BHP Steel currently holds a deposit denominated in New Zealand dollars which secures an intercompany loan facility from BHP Billiton Limited amounting to $380 million at 31 December 2001. Following the Steel Demerger, the deposit will secure a loan from the ANZ Banking Group. The deposit can only be applied for other purposes if the loan is reduced by an equal amount. Neither the loan nor the deposit are reflected in the combined statement of financial position.

Note 19. Other Provisions (Non-Current)

	31 December 2001 $m
Employee entitlements (a)	184.0
Other	1.1
Total non-current other provisions	**185.1**
(a) Aggregate employee benefits liabilities	
Current (note 17)	129.8
Non-current	184.0
	313.8

Note 20. Total Equity Interests

Equity attributable to members of BHP Steel Limited	2,704.5
Outside equity interest	32.8
Total equity interests	**2,737.3**

Note 21. Notes to the Pro Forma Combined Statement of Cash Flows

For the purpose of the Pro Forma Combined Statement of Cash Flows, cash is defined as cash and cash equivalents. Cash equivalents include highly liquid investments which are readily convertible to cash, bank overdrafts and interest bearing liabilities at call.

	31 December 2001 $m
(a) Reconciliation of Cash	
Cash and cash equivalents comprise:	
Cash assets:	
- Cash	156.6
- Short term deposits	12.9
Total cash assets	**169.5**
Bank overdrafts (Note 16)	1.2
Total cash and cash equivalents	**168.3**

NOTES TO THE FINANCIAL STATEMENTS CONTINUED

Note 21. Notes to the Pro Forma Combined Statement of Cash Flows (Continued)

	12 months ended 30 June 1999 $m	12 months ended 30 June 2000 $m	12 months ended 30 June 2001 $m	6 months ended 31 December 2001 $m
(b) Reconciliation of Net Profit After Income Tax to Net Cash Provided by Operating Activities				
Profit from ordinary activities before borrowing costs and income tax	256.7	445.5	304.6	95.3
Adjustments for non-cash income and expense items				
Depreciation and amortisation	268.6	266.0	263.3	125.7
Share of associated entities (profits)/losses less dividends	37.6	(20.7)	26.1	14.2
Profit on sale of non-current assets	(2.2)	(1.6)	(1.4)	-
Write down of non-current assets	1.6	0.9	0.4	0.3
Change in assets and liabilities net of effects from acquisitions and disposals of controlled entities and exchange fluctuations				
Decrease in inventories	169.4	34.2	44.8	(46.2)
Decrease/(increase) in deferred charges	3.6	(2.3)	(5.2)	(1.8)
(Increase)/decrease in trade receivables	87.5	15.0	4.8	195.1
Increase in sundry receivables	44.7	(25.1)	(34.5)	0.7
(Decrease)/increase in trade creditors	(77.0)	16.1	(14.1)	(119.4)
Increase in sundry creditors	(17.7)	6.1	27.7	(7.9)
(Decrease)/increase in other provisions	(29.8)	1.7	14.6	(14.9)
Other	(18.1)	(21.3)	0.5	3.4
Net cash from operating activities before borrowing costs and income tax	**724.9**	**714.5**	**631.6**	**244.5**

Note 22. Standby Arrangements, Unused Credit Facilities

	31 December 2001		
	Facility available $m	Drawn down $m	Unused $m
Revolving credit facilities	209.0	90.0	119.0
Bank overdraft facilities	67.0	1.0	66.0
Total financing facilities	**276.0**	**91.0**	**185.0**

NOTES TO THE FINANCIAL STATEMENTS CONTINUED

Note 22. Standby Arrangements, Unused Credit Facilities (Continued)

Details of major standby and support arrangements are as follows:

Revolving credit facilities

The BHP Steel Group will be arranging for a bank syndicated term credit facility prior to separation, which will initially be drawn down upon separation. In addition to the term facility, it is anticipated that a short term facility will be arranged to support working capital and other short term cash requirements. Details of these facilities are not yet available.

Other revolving credit facilities are arranged for several non-Australian businesses and are with a number of banks. Terms and conditions are agreed to on a periodic basis appropriate to the needs of the relevant businesses.

Overdraft facilities

Bank overdraft facilities are arranged with a number of banks as required by operations. The general terms and conditions of such overdrafts are agreed on a periodic basis.

Note 23. Market Risk, Financial Instruments and Commodities

The BHP Steel Group operates within the risk management framework of the BHP Billiton Limited Group, which has Board approved risk management policies for managing the market risks associated with its business activities and with its financial instruments.

These risks are categorised under the following headings:

- Liquidity and Credit risk; and
- Price risk.

The nature of these risks, the policies the BHP Steel Group has for controlling them and any concentrations of exposure are discussed under each risk category.

The BHP Steel Group's accounting policies for financial instruments are set out in Note 1.

Liquidity and Credit Risk

Historically, BHP Steel has met its working capital needs and capital expenditure requirements primarily through a combination of operating cash flows, external borrowings and intercompany indebtedness to BHP Billiton. BHP Steel anticipates satisfying its ongoing capital expenditure requirements and meeting its working capital needs through cash generated from operations, together with cash on hand and borrowings made available under existing and proposed financing facilities.

Credit risk in relation to business trading activities arises from the possibility that counterparties may not be able to settle obligations to the BHP Steel Group within the normal terms of trade. To manage this risk the Steel Group periodically assesses the financial viability of counterparties.

Credit risk represents the risk of counterparties defaulting on their contractual obligations and is managed by the application of credit approvals, limits and monitoring procedures.

The extent of the BHP Steel Group's combined trade and derivative credit risk exposure is represented by the aggregate of amounts receivable, reduced by the effects of any netting arrangement with financial institution counterparties. Refer Notes 6 and 15.

These risks are categorised under the following headings:

Counterparties

The BHP Steel Group conducts transactions with the following major types of counterparties.

- Receivables counterparties

Sales to BHP Steel Group customers are made either on open terms or subject to independent payment guarantees. The BHP Steel Group has no significant concentration of credit risk with any single customer or group of customers.

- Payment guarantee counterparties

These counterparties are comprised of prime financial institutions. Under payment guarantee arrangements, the BHP Steel Group has no significant concentration of credit risk with any single counterparty or group of counterparties.

- Hedge counterparties

Counterparties to derivatives consist of a large number of prime financial institutions and physical participants in the relevant markets. The BHP Steel Group has no significant concentration of credit risk with any single counterparty or group of counterparties.

The BHP Steel Group does not generally require collateral in relation to the settlement of financial instruments.

Geographic

The BHP Steel Group trades in several major geographic regions and where appropriate export finance insurance and other risk mitigation facilities are utilised to ensure settlement. Regions in which the BHP Steel Group has a significant credit exposure are Australia, the US, and others including China, South-East Asia and New Zealand.

Terms of trade are continually monitored by the BHP Steel Group.

Selective receivables are covered for both commercial and sovereign risks by payment guarantee arrangements with various banks and the Australian Export Finance and Insurance Corporation.

NOTES TO THE FINANCIAL STATEMENTS CONTINUED

Note 23. Market Risk, Financial Instruments and Commodities (continued)

Industry

The BHP Steel Group is not materially exposed to any individual industry or customer.

Price Risk

The BHP Steel Group manages its exposure to price risk, including interest rates, exchange rates and commodity prices through a set of policies, procedures and limits approved by the BHP Billiton Limited Group Board of Directors.

During the year ended 30 June 2001, the BHP Billiton Limited Group conducted a comprehensive review of its strategy in relation to its market price risks, including the disclosure of hedging positions. As a result of this review, a new approach to market risk management, Portfolio Risk Management, was approved and announced in December 2000.

The strategy entails managing risk at the portfolio level through the adoption of a 'self insurance' model, by taking advantage of the natural hedges provided through the scale, diversity and flexibility of the portfolio as the principal means for managing risk. The BHP Steel Group operates within this policy framework and strategy.

The BHP Steel Group is reviewing its strategy in relation to managing market price risks, as a precursor to separation from the BHP Billiton Limited Group. Whilst principles and methodology similar to the BHP Billiton Limited Group strategy are being followed, the risk profile of the BHP Steel Group will be very different. On conclusion of the review, new policies, procedures and limits will require approval by the BHP Steel Group Board of Directors.

Interest Rate Risk

The BHP Steel Group is exposed to interest rate risk on its outstanding interest bearing liabilities and investments. Interest rate risk is managed as part of the BHP Billiton Limited Group Portfolio Risk Management strategy. There are no individual hedging guidelines that apply to interest rate risk.

Interest rate details and maturity profiles of the BHP Steel Group's interest bearing liabilities are disclosed in Notes 16 and 18.

Foreign Exchange Risk - Interest Bearing Liabilities

In addition to transactional exposures related to sales and purchases, the BHP Steel Group has interest bearing liabilities denominated in foreign currencies. The BHP Steel Group has a natural hedge between net foreign assets and interest bearing liabilities in certain currencies.

Debt maturity profiles and currency analysis of the BHP Steel Group interest bearing liabilities are disclosed in Notes 16 and 18.

Foreign Exchange Risk - Transactional Exposures

The BHP Steel Group is exposed to exchange rate transaction risk on foreign currency sales and purchases. The most significant exchange rate risk is the anticipated US dollar receipts of Australian based entities. Foreign exchange risk is managed as part of the BHP Billiton Limited Group Portfolio Risk Management strategy. There are no individual hedging guidelines that apply to foreign exchange risk.

When required, hedging is undertaken through transactions entered into in foreign exchange markets. Forward exchange contracts have been used for hedging purposes under the previous policy.

The tables below provide information about the BHP Steel Group's outstanding foreign exchange contracts that have not been recognised in the accounts.

Forward contracts to sell US dollars have been designated as cash flow hedges of customer collections from US dollar denominated sales. Foreign currency gains and losses arising on forward contracts are recognised in net profit in the period corresponding with the recognition of the sale or purchase.

NOTES TO THE FINANCIAL STATEMENTS CONTINUED

Note 23. Market Risk, Financial Instruments and Commodities

Forward Contracts - Sell US Dollars/Buy Australian Dollars

Term	Weighted Average A$/US$ Exchange rate 31 December 2001	BHP Steel Ltd Group contract amounts 31 December 2001 US$
Not later than one year	0.5973	36.0
Later than one year but not later than two years	0.5968	15.0
Later than two years but not later than three years	-	-
Total	0.5972	51.0

Forward Contracts - Sell US Dollars/Buy New Zealand Dollars

Term	Weighted Average NZ$/US$ Exchange rate 31 December 2001	BHP Steel Ltd Group contract amounts 31 December 2001 US$m
Not later than one year	0.4854	22.5
Later than one year but not later than two years	0.4340	13.0
Later than two years but not later than three years	0.4000	3.0
Total	0.4594	38.5

Forward Contracts - Sell Japanese Yen/Buy New Zealand Dollars

Term	Weighted Average NZ$/Yen Exchange rate 31 December 2001	BHP Steel Ltd Group contract amounts 31 December 2001 NZ$m
Not later than one year	56.48	2.7
Later than one year but not later than two years	-	-
Total	56.48	2.7

Forward Contracts - Sell Australian Dollars/Buy New Zealand Dollars

Term	Weighted Average A$/NZ$ Exchange rate 31 December 2001	BHP Steel Ltd Group contract amounts 31 December 2001 A$m
Not later than one year	1.1874	1.2
Later than one year but not later than two years	-	-
Total	1.1874	1.2

NOTES TO THE FINANCIAL STATEMENTS CONTINUED

Note 23. Market Risk, Financial Instruments and Commodities (continued)

Commodity Price Risk

The BHP Steel Group is exposed to price risk on steel that it produces and on the commodities that it utilises in its production processes. Commodity price risk is managed as part of the BHP Billiton Limited Group Portfolio Risk Management strategy. There are no individual hedging guidelines that apply to commodity price risk.

There is no physical or derivative market for trading of steel that would provide appropriate liquidity for undertaking hedging of steel prices. Commodity input prices have been hedged under the previous policy.

The following table provides information about the BHP Steel Group's derivative contracts, which have not been recognised in the accounts. Contract amounts are used to calculate the contractual payments and quantity of inventory to be exchanged under the contracts.

BHP Steel Group	Volume 2001	Units	Average Rate 2001 US$	Term to maturity (months)	Notional amount (a) 2001 US$m
Aluminium					
Forwards (buy)	569	tonnes	1,532.9	0-12	0.9
Total	569	tonnes			0.9
Zinc					
Forwards (buy)	2,030	tonnes	1,154.7	0-12	2.3
Total	**2,030**	**tonnes**			**2.3**

(a) The notional amount represents the face value of each transaction and accordingly expresses the volume of these transactions, but is not a measure of exposure.

Other Financial Instruments

During 1999 a BHP Billiton Limited subsidiary entered into two amortising swap agreements with notional principals of US$95 million and US$71 million, which mature on 31 May 2005. Under the swap agreements, the BHP Billiton Limited subsidiary pays LIBOR plus 1% per annum to the counterparty and receives 9.02% per annum fixed and LIBOR plus 0.5% per annum respectively. As at 31 December 2001, the outstanding notional principals were US$58 million and US$43 million respectively. As part of the Implementation Deed, this swap is to be transferred to BHP Steel on or prior to the Effective Date.

Fair Value of Financial Instruments

Financial instruments are held to maturity in the normal course of business and accordingly are recorded at cost or redemption amount as appropriate. The recorded amount is described below as the carrying amount, otherwise known as book value.

Fair value is defined as the amount at which the instrument could be exchanged in a current transaction between knowledgeable willing parties, other than in a forced or liquidation sale.

The following methods and assumptions are used to estimate the fair value of each class of financial instruments:

Cash and Current Receivables

The carrying amount approximates fair value because of the short period to maturity of these instruments.

Other Current Financial Assets

Except as otherwise indicated, the carrying amount approximates fair value because of the short period to maturity of these investments.

Non-Current Other Financial Assets

The financial assets have been recorded at cost and have not been written down as the carrying value is considered recoverable.

Non-Current Receivables

The fair values are estimated based on the present value of anticipated future receipts.

Short Term Interest Bearing Liabilities

The carrying amount approximates fair value because of the short period to maturity of these instruments.

Long Term Interest Bearing Liabilities

Long term interest bearing liabilities are taken out under fixed and floating interest rates. The fair value of Group's long term interest bearing liabilities is not considered to be materially different from the carrying amount, after consideration of current and fixed interest rates.

Fair Value of Derivatives

The fair value of derivatives is based upon market valuations.

NOTES TO THE FINANCIAL STATEMENTS CONTINUED

Note 23. Market Risk, Financial Instruments and Commodities (continued)

BHP Steel Group	Carrying amount 31 December 2001 $m	Fair Value 31 December 2001 $m
Items not included in the Pro Forma Combined Statement of Financial Position		
Foreign exchange contracts	-	(21.3)
Zinc	-	1.6

Note 24. Lease, Capital and Other Expenditure Commitments

	31 December 2001 $m
Capital expenditure commitments not provided for in the accounts	
- Due not later than one year	75.0
- Due later than one year but not later than five years	10.0
Total capital commitments	**85.0**
Lease expenditure commitments	
Operating leases (a)	
- Due not later than one year	55.0
- Due later than one year but not later than five years	131.0
- Due later than five years	11.0
Total commitments under operating leases	**197.0**
Other commitments (b)	
- Due not later than one year	108.0
- Due later than one year but not later than five years	483.0
- Due later than five years	190.0
	781.0

(a) Operating leases are entered into as a means of acquiring access to property, plant and equipment. Rental payments are generally fixed, but with inflation escalation clauses on which contingent rentals are determined. Certain leases contain extension and renewal options.

(b) Other commitments represent commitments under long term utility supply contracts at the Australia and New Zealand steel work operations.

(c) The Group has also entered into contracts with entities controlled by and related parties of BHP Billiton Limited to secure supplies of coal and iron ore. It is not possible to quantify specific exposures under these contracts.

The coal contract commences on 1 July 2002 and has an initial term of 30 years. Thereafter, the contract will roll over indefinitely for further terms of 5 years. BHP Steel is obliged to purchase 90% of Port Kembla Steelwork's coking coal requirements under the contract at prices based on independent benchmarks. The iron ore contract commenced on 1 June 1999 and will continue indefinitely with a right of termination by either party upon not less than one year's notice. The first date on which notice may be served is 31 May 2003. Prices under the contract are based on independent benchmarks.

NOTES TO THE FINANCIAL STATEMENTS CONTINUED

Note 25. Contingent Liabilities

	31 December 2001 $m
Contingent liabilities at balance date, not otherwise provided for in the combined financial statements, are categorised as arising from:	
- Unsecured (a)	45.1
Total contingent liabilities	**45.1**

(a) *Including loan and performance guarantees.*

(b) *Prior to the Steel Demerger, BHP Steel will be required to put in place certain guarantees in respect of work cover obligations. The amount of these guarantees has yet to be determined. In the past, work cover obligations have been managed centrally by BHP Billiton Limited.*

(c) *North Star BHP Steel, a 50% joint venture entity, has various borrowings dominated in US dollars. The major facilities are fully amortising term loans. Of these loans, 50% are held by the ANZ Banking Group ("ANZ"). Currently, ANZ can put these loans back to BHP Billiton Limited in the event of default by North Star BHP Steel. Following the Steel Demerger, BHP Billiton Limited's obligations under this arrangement will be novated to BHP Steel. Following the Steel Demerger, BHP Steel will also guarantee 100% of a US$12.5 million working capital facility held by North Star BHP Steel. At 31 December 2001, BHP Steel's share of the North Star BHP Steel borrowings, at the Australian dollar/US dollar exchange rate of 0.5114, amounted to $228 million.*

Note 26. Superannuation Commitments

BHP Steel contributes to a number of superannuation funds which exist to provide benefits for employees and their dependants on retirement, disability or death. The funds include a BHP Billiton Group sponsored fund and statutory retirement funds and are either defined benefit or defined contribution arrangements. The BHP Billiton Limited Group and employee members make contributions as specified in the rules of the respective funds.

The total amount of BHP Steel contributions to all funds was $80.2 million and $81.8 million for the years ended 30 June 2001 and 2000 respectively.

BHP Steel's contribution to retirement plans for all BHP Steel Group sponsored plans was $13.7 million and $12.4 million for the years ended 30 June 2001 and 2000 respectively.

BHP Steel contributed $66.5 million and $69.4 million for the years ended 30 June 2001 and 2000 respectively, for employees covered by various multi-employer industry and statutory retirement plans. Information from the plans' administrators which would permit the BHP Billiton Limited Group to determine its share of accumulated plan benefits or net assets available for benefits under all such plans is not available.

The contributions payable to the various funds are charged against earnings when payable. In addition, provision is made in the accounts for retirement benefits payable to non-executive Directors.

Independent actuarial reviews of BHP Billiton Limited Group sponsored defined benefit funds are generally undertaken every three years. The most recent actuarial review of the BHP New Zealand Steel Pension Fund conducted for the year ended 30 June 2001, indicated that the fund was in a deficit position. The pension fund trustee and BHP Steel has implemented a plan whereby the fund deficit is expected to be eliminated over a ten year period. This plan involves a combination of a series of lump sum payments, a change in the current investment portfolio and the maintenance of current contribution levels to the fund.

The following is a review of the major funds in which BHP Billiton Group participates.

Name of Fund	Fund Type	Last reporting Date	Accrued Benefits (a) (b)		Plan Assets (a)		Net surplus/ (deficit) (a)		Vested benefits (a) (b)	
			2001 $m	2000 $m	2001 $m	2000 $m	2001 $m	2000 $m	2001 $m	2000 $m
BHP Superannuation Fund (b) (c) (d)	Defined benefit/ Defined contribution	30 June 2001	2,609	3,143	2,818	3,404	209	261	2,798	3,370
BHP New Zealand Steel Pension Fund (b)	Defined benefit	31 March 2001	127	122	81	78	(46)	(44)	121	107

(a) *Accrued benefits, plan assets, net surplus/(deficit) and vested benefits are measured as at the last reporting date of each fund listed above.*

(b) *Vested benefits are benefits which are not conditional upon continued membership of the respective fund or any other factor other than resignation from the fund. Accrued benefits are calculated by the actuary as the present value of future benefit payments in relation to membership up to the dates noted above. In respect of the BHP Superannuation Fund, the last actuarial review was undertaken as at 30 June 2001. The results of this review were made available after completion of the 2000 annual report, and comparative data presented above has been restated accordingly. The accrued benefits as at 30 June 2001 are estimated.*

(c) *There is an enforceable legal obligation on the BHP Billiton Limited Group to contribute. Contributions are made by the member and the BHP Billiton Limited Group based on a percentage of a member's salary or wage.*

(d) *The information included above reflects the aggregate position of the fund for all BHP Billiton employees, of which BHP Steel employees form a part.*

NOTES TO THE FINANCIAL STATEMENTS CONTINUED

Note 27. Controlled Entities

The following entities are controlled entities within the combined BHP Steel Group.

Entity	Place of incorporation	Principal activities	Beneficial interest(%)
BHP Steel Limited	Australia	Holding company, steel rolling and coating	-
BHP Steel Finance Ltd	Australia	Finance company	100
BHP Steel Logistics Co Pty Ltd	Australia	Transport company	100
BHP Steel (AIS) Pty Ltd	Australia	Iron and steel manufacture	100
Glenbrook Holdings Pty Ltd	Australia	Holds investment	100
Amari Wolff Steel Pty Ltd	Australia	Holds investment	100
New Zealand Steel (Aust) Pty Ltd	Australia	Trading	100
Australian Iron &Steel Pty Ltd	Australia	Holds name	100
John Lysaght (Australia) Pty Ltd	Australia	Holds name	100
BHP Steel Middle East Investments Pty Ltd	Australia	Holds investment	100
BHP Steel Building Products Sdn Bhd	Brunei	Roll-forming steel	60
Endeavour Industries Ltd	British Virgin Islands	Inactive	100
BHP Steel Building Products (Guangzhou) Ltd	China	Roll-forming steel	100
BHP Steel Building Products (Shanghai) Ltd	China	Roll-forming steel	100
BHP International Trading (Shanghai) Co Ltd	China	Trading	100
BHP Steel Building Products South Pacific	Fiji	Roll-forming steel	64
BHP Steel Building Products (Hong Kong)	Hong Kong	Roll-forming steel	100
BHP Lysaght (Hong Kong) Ltd	Hong Kong	Inactive	100
BHP Steel N Asia Ltd	Hong Kong	Trading	100
BHP Steel India Private Ltd	India	Trading	100
PT BHP Steel Indonesia	Indonesia	Steel rolling and coating	74
PT BHP Steel Building Products Indonesia	Indonesia	Manufacture and distribution of building products	100
PT BRC Lysaght Distribution	Indonesia	Inactive	80
BHP Information Technology (Malaysia) Sdn Bhd	Malaysia	Transport company	100
BHP Engineering (Malaysia) Sdn Bhd	Malaysia	Inactive	100
BHP Steel (Malaysia) Sdn Bhd	Malaysia	Steel rolling and coating	60
BHP Steel Building Products (Malaysia)	Malaysia	Roll-forming steel	60
BHP Building Products (Sabah) (a)	Malaysia	Roll-forming steel	49
BHP Asia Sdn Bhd	Malaysia	Administration services	100
BHP Steel Building Products New Caledonia SA	New Caledonia	Roll-forming steel	65
BHP Consulting Services (New Zealand) Ltd	New Zealand	Inactive	100
Tasman Steel Holdings Ltd	New Zealand	Holding company	100
BHP NZ Steel Holdings Ltd	New Zealand	Holding company	100

NOTES TO THE FINANCIAL STATEMENTS CONTINUED

Note 27. Controlled Entities (continued)

The following entities are controlled entities within the combined BHP Steel Group.

Entity	Place of incorporation	Principal activities	Beneficial interest(%)
Glenbrook Representatives Ltd	New Zealand	Steel manufacturer	100
BHP New Zealand Steel Ltd	New Zealand	Iron and steel production	100
NZ Steel Development Ltd	New Zealand	Steel manufacturer	100
Towards Industries Ltd	New Zealand	Steel manufacturer	100
Steltech Structural Ltd	New Zealand	Steel building materials	100
BHP NZ Steel Mining Ltd	New Zealand	Ironsands mining	100
BHP Trading New Zealand Ltd	New Zealand	Trading	100
BHP Steel International Holdings SA	Panama	Holding company	100
BHP Steel Building Products PNG Ltd	PNG	Roll-forming steel	80
BHP Lysaght Rabaul Ltd	PNG	Inactive	80
BHP Titan Ltd	PNG	Property manager	80
BHP Steel Building Products Singapore Pte Ltd	Singapore	Manufacture and distribution of building products	100
BHP Steel Asia Pty Ltd	Singapore	Trading	100
BHP Steel Southern Africa Pty Ltd	South Africa	Trading	100
BHP Steel Building Products Lanka (Pvt) Ltd	Sri Lanka	Manufacture and distribution of building products	82
BHP Steel Building Products Taiwan	Taiwan	Roll-forming steel	80
BHP Steel (Thailand) Ltd	Thailand	Steel rolling and coating	75
Steel Holdings Co Ltd	Thailand	Inactive	100
BHP Steel Building Products (Thailand) Ltd	Thailand	Roll-forming steel	75
BHP Steel Europe Middle East Ltd	UK	Trading	100
BIEC International Inc	USA	Technology licensing and marketing	100
BHP Steel Technology Inc	USA	Holds investment	100
BHP Steel Americas Inc	USA	Trading	100
BHP Steel Investments Inc	USA	Holding company	100
BHP Steel Building Products (Vanuatu) Ltd (b)	Vanuatu	Roll-forming steel	39
BHP Steel Building Products Vietnam	Vietnam	Roll-forming steel	100

(a) The BHP Steel Group holds an ownership interest of 49% in BHP Steel Building Products (Sabah) Sdn Bhd, which is classified as a controlled entity pursuant to Australian Accounting Standard AASB 1024: Consolidated Accounts because the BHP Steel Group can exercise voting control.

(b) Ownership interest decreased from 54% in 2000. The BHP Steel Group's ownership of the ordinary share capital in this entity represents a beneficial interest of 39% represented by its 65% ownership in BHP Steel Building Products New Caledonia SA, which in turn has 60% ownership of this entity.

NOTES TO THE FINANCIAL STATEMENTS CONTINUED

Note 28. Related Parties
Related parties of BHP Steel Limited are:

Directors

The following persons held the position of director of BHP Steel Limited during the past three financial years unless otherwise stated.

G M Day	(resigned 2 November 2000)
M Courtnall	
W G Johnston	(resigned 13 August 2000)
J W Cleary	
B L Carrasco	(appointed 9 April 1999, resigned 19 April 2000)
C Weatherstone	(appointed 28 September 1999)
W R Saxelby	(appointed 17 April 2000, resigned 19 October 2001)
G Warner	(appointed 24 October 2000)
B Kruger	(appointed 20 August 2001)

As these combined financial statements have been prepared on a pro forma basis and as the board in place at 31 December 2001 is not representative of the board after Steel Demerger, no information has been disclosed in relation to directors remuneration.

Subsequent to 31 December 2001, each of the directors in office at that date resigned and were replaced by:

G Kraehe
R McNeilly
K Adams
J Crabb
D Grady
K McCann
P Rizzo

Ownership Interests

The ownership interests in related parties in the wholly owned group are set out in Note 27. The ultimate controlling entity of the combined entity is BHP Billiton Limited.

Transactions with BHP Billiton Limited Group

Transactions and balances with the BHP Billiton Limited Group included throughout the combined financial statements are as follows. All transactions are on commercial terms.

	31 December 2001 $m	30 June 2001 $m
Interest received or due and receivable from related parties		
Associated entities	1.6	3.9
Dividends received or due and receivable from related parties		
Associated entities	1.5	1.1
Current trade receivables due from related parties		
Associated entities	1.1	1.0
BHP Billiton Group	0.2	-
	1.3	1.0
Current sundry receivables due from related parties		
BHP Billiton Group	1.3	1.4
Non-current trade receivables due from related parties		
Associated companies	0.5	0.5
Current trade creditors due to related parties		
BHP Billiton Group	22.2	66.7
Current sundry creditors due to related parties		
BHP Billiton Group	23.4	20.5
Associated companies	3.6	-
	27.0	20.5
Consideration received for tax loss transfers		
BHP Billiton Group	177.7	57.4
Raw material and energy purchases within the BHP		
BHP Billiton Group on commercial terms	315.9	656.4

ANNEXURE B REPORT ON FORECAST FINANCIAL INFORMATION



The Directors
BHP Billiton Limited
600 Bourke Street
Melbourne Victoria 3000

Arthur Andersen
A Member Firm of Andersen Worldwide SC
363 George Street Sydney NSW 2000
GPO Box 4329 Sydney NSW 2001
Australia
Tel 61 2 9993 6000
Fax 61 2 9993 3300
DX 1340 Sydney
www.andersen.com

13 May 2002

Dear Directors

Report on Forecast Financial Information

Introduction

This report has been prepared by Arthur Andersen for inclusion in the Scheme Booklet, to be issued in connection with the demerger of BHP Steel from BHP Billiton Limited and the proposed listing of BHP Steel Limited on the Australian Stock Exchange.

Arthur Andersen has been requested to:

- form an opinion on whether the forecast profit and loss and cash flow information for the years ending 30 June 2002 and 2003 ('Forecast Financial Information'), as set out in Part 5.7 of the Scheme Booklet, has been properly prepared on the basis of the stated assumptions and in accordance with the accounting policies of BHP Steel; and
- report whether anything has come to our attention which would cause us to believe that the assumptions underlying the Forecast Financial Information, when taken as a whole, do not provide a reasonable basis for the preparation of the Forecast Financial Information.

We disclaim any responsibility for any reliance placed on this report, or on the Forecast Financial Information to which it relates, for any purpose other than that for which it was prepared.

The terms used in this report have the same meaning as defined in the Scheme Booklet.

Forecast Financial Information

The Forecast Financial Information is set out in Part 5.7 of the Scheme Booklet and comprises the forecast profit and loss and cashflow information for the years ending 30 June 2002 and 2003 together with the assumptions on which they are based.

The management of BHP Billiton Limited and the management of BHP Steel are responsible for the preparation and presentation of the Forecast Financial Information, including the assumptions on which the Forecast Financial Information is based and the sensitivities of the Forecast Financial Information to changes in key assumptions. The Forecast Financial Information was prepared based on an assessment of present economic and operating conditions and on a number of assumptions regarding future events and actions which, at the date of this Scheme Booklet, are expected to take place, including the key assumptions in Part 5.7 of the Scheme Booklet. The Forecast Financial Information reflects the best currently available estimates, including BHP Billiton Limited's and BHP Steel's best estimates as to steel prices, exchange rates, volumes and costs during the remainder of 2002 and during 2003. The Forecast Financial Information is likely to vary from actual results and any variation may be materially positive or negative because the assumptions, and therefore the Forecast Financial Information, are by their very nature subject to significant uncertainties and contingencies, many of which are outside the control of BHP Steel and are not predictable on a reliable basis. The events and outcomes might differ in quantum and timing from the assumptions, with material consequential impact on the Forecast Financial Information. In particular, BHP Steel's forecast financial information is highly sensitive to assumptions related to hot rolled coil prices.

The sensitivity of the Forecast Financial Information to changes in international steel prices and other key assumptions is set out in Part 5.7.2 of the Scheme Booklet and the risks to which the business of BHP Steel is exposed are detailed in Part 4.4 of the Scheme Booklet. The Forecast Financial Information should be considered in conjunction with the analysis in these sections.

The Forecast Financial Information has been prepared on a basis consistent with the accounting policies disclosed in the Pro Forma Combined Financial Statements included in Annexure A to the Scheme Booklet. The Forecast Financial Information is presented in an abbreviated form in so far as it does not contain all of the disclosures required by the accounting standards applicable to historical financial information.

Scope of procedures

We have reviewed the Forecast Financial Information for the years ending 30 June 2002 and 2003 in accordance with Australian Auditing Standards applicable to review engagements. Our review has been limited primarily to:

- enquiries as to the process used in preparing the Forecast Financial Information;
- consideration and discussion with the management of BHP Billiton Limited and BHP Steel and the evidence supporting the assumptions underlying the Forecast Financial Information;
- a review of the compilation of the Forecast Financial Information; and
- ensuring that the Forecast Financial Information is presented in accordance with the basis described above.

The Forecast Financial Information relates to events and actions that have not yet occurred and may not occur. While evidence may be available to support the assumptions on which the Forecast Financial Information is based, such evidence is generally future orientated and therefore not capable of independent substantiation. Given the nature of the evidence available in assessing the reasonableness of the assumptions, we are not in the position to obtain the level of assurance necessary to express a positive opinion on those assumptions. Accordingly, we provide a lesser level of assurance on the reasonableness of the assumptions.

Opinion

Opinion on preparation and presentation

In our opinion:

- the Forecast Financial Information has been properly prepared on the basis of the stated assumptions; and
- the Forecast Financial Information has been presented in accordance with the basis of preparation and presentation described above.

Opinion on the assumptions

Based on our review, as at the date of this report, nothing has come to our attention which causes us to believe that the assumptions, when taken as a whole, do not provide a reasonable basis for preparation of the Forecast Financial Information.

Actual results are likely to be different from those forecast since anticipated events frequently do not occur as expected and the variation may be material. Accordingly, we express no opinion as to whether the Forecast Financial Information will be achieved.

Independence

Arthur Andersen does not have any interest in the outcome of the demerger of BHP Steel or listing of BHP Steel Shares on Australian Stock Exchange other than in connection with the preparation of this report, the Investigating Accountant's Report set out as Annexure A to the Scheme Booklet and participation in due diligence procedures for which normal professional fees will be received.

Arthur Andersen also acts as statutory auditor of BHP Billiton Limited.

Yours faithfully

Arthur Andersen

Chartered Accountants

THIS PAGE IS LEFT INTENTIONALLY BLANK

ANNEXURE C SIGNIFICANT DIFFERENCES BETWEEN AUSTRALIAN GAAP AND US GAAP

SIGNIFICANT DIFFERENCES BETWEEN AUSTRALIAN GAAP AND US GAAP

Background

BHP Steel Limited's pro forma combined financial statements have been prepared in accordance with Australian GAAP ("A-GAAP"), which varies in certain respects from US GAAP. The following paragraphs summarise certain differences between A-GAAP and US GAAP at the date of this Scheme Booklet that could be significant to BHP Steel's pro forma combined results of operations and pro forma combined financial position. In addition to the differences noted in this Annexure, the normalisation adjustments reflected in Part 5.1.3 of this Scheme Booklet would not have been reflected in the pro forma combined financial statements included in Annexure A of this Scheme Booklet had those financial statements been prepared in accordance with US GAAP.

BHP Steel has not prepared consolidated financial statements in accordance with or reconciled to US GAAP. The effect of the differences between A-GAAP and US GAAP outlined below may be material individually or in the aggregate. It should be noted that the following summary has not been audited and may not include all differences between A-GAAP and US GAAP. Further, the following summary does not contemplate presentational or future differences under A-GAAP or US GAAP that may arise as a result of changes in BHP Steel's business operations.

(a) Income taxes

(refer to discussion of recent changes in A-GAAP below)

Under A-GAAP, future income tax benefits (deferred tax assets) arising from timing differences are recognised only when the realisation of the benefits can be regarded as assured beyond any reasonable doubt while deferred tax assets arising from tax losses are recognised only when realisation of the benefits is virtually certain. Under US GAAP, deferred tax assets and liabilities are created for all temporary differences between the accounting and tax bases of assets and liabilities that will reverse during future taxable periods, including tax losses with a valuation allowance recognised against recorded deferred tax assets if it is more likely than not that some portion or all of the deferred tax assets will not be realised.

Under A-GAAP, all deferred tax balances are classified as non-current. Under US GAAP, the classification between current and non-current is based on the balance sheet classification of the underlying asset or liability. Where there is no underlying asset or liability, the classification is based on when the temporary difference is expected to reverse.

Under A-GAAP, neither future income tax benefits (deferred tax assets) nor provisions for deferred income taxes (deferred tax liabilities) are recorded for differences between the assigned accounting values and the tax values of the net assets acquired in a business combination accounted for as an acquisition. Under US GAAP, deferred tax liabilities and deferred tax assets (and related valuation allowances, if necessary) are recognised for the tax consequences of differences between the assigned accounting values and the tax bases of the identifiable assets acquired and liabilities assumed in a business combination accounted for as a purchase. However, US GAAP prohibits the recognition of deferred taxes for the reported amount of goodwill, or the portion thereof, when the amortisation is not deductible for income tax purposes.

Under A-GAAP, deferred tax liabilities and assets are not recognised for taxable temporary differences arising from the investments in subsidiaries, associates and joint venture entities. Additional taxes payable, if any, on distribution of profits retained in subsidiaries are brought to account when it is probable that the profits will be distributed. For associates and joint venture entities accounted for by the equity method, additional taxes are recognised when the dividends are due and payable. Where a dividend is franked, no additional tax will be payable by a corporate shareholder.

Under US GAAP, a deferred tax liability is generally recognised for taxable temporary differences arising from investments in consolidated subsidiaries, associates and corporate joint ventures, with certain exceptions. For example, US GAAP does not require the recognition of deferred taxes on investments in consolidated domestic subsidiaries when the tax law provides a means by which the reported amount can be recovered tax-free and the entity expects to use that means. Additionally, a deferred tax liability is not recognised for taxable temporary differences arising from investments in consolidated foreign subsidiaries and foreign corporate joint ventures that are essentially permanent in duration.

US GAAP also requires the recognition of a deferred tax asset (subject to a valuation allowance) for deductible temporary differences arising from investments in associates. A deferred tax asset (subject to a valuation allowance) arising from the excess of the tax basis over the financial statement carrying amounts of investments in consolidated subsidiaries or corporate joint ventures (domestic or foreign) is recognised only if it is apparent that the deductible temporary difference will reverse in the foreseeable future.

(b) Purchase method acquisitions

Under A-GAAP, the minority interest is measured at its proportionate share of the fair value of the assets acquired and liabilities assumed. Goodwill is the difference between the cost of acquisition and the fair value of the identifiable net assets and does not include the minorities' proportionate share. Under US GAAP, the minority interest's share of the assets acquired and liabilities assumed is not stepped up to fair value but is measured at the pre-acquisition carrying amount in the subsidiary's accounts.

Under A-GAAP, goodwill is amortised on a straight-line basis over the period during which the benefits are expected to arise,

SIGNIFICANT DIFFERENCES BETWEEN AUSTRALIAN GAAP AND US GAAP CONTINUED

not exceeding 20 years. US GAAP also requires the amortisation of goodwill over the period during which the benefits are expected to arise, usually on a straight-line basis. The maximum period of amortisation is 40 years (refer discussion of Recent Changes in US GAAP).

Under A-GAAP, where the fair values of the identifiable net assets acquired by the entity exceed the cost of acquisition incurred by the entity (often referred to as negative good will), the difference must be accounted for by reducing proportionately the fair values of the non-monetary assets acquired. Where, after reducing to zero the recorded amounts of the non-monetary assets acquired, a balance remains it must be recognised as revenue in the period of acquisition.

Under US GAAP, negative goodwill should be allocated to reduce proportionately the values assigned to noncurrent assets (except long-term investments in marketable securities). If the allocation reduces the non-current assets to zero value, the remainder of the excess over cost is classified as a deferred credit and amortised systematically to income over the period estimated to be benefited, but not in excess of 40 years.

The outside equity (minority) interest in consolidated subsidiaries is included as part of total shareholders' equity under A-GAAP. Under US GAAP, the minority interest is not included within shareholders' equity; rather, the minority interest is presented between liabilities and shareholders' equity on the balance sheet.

(c) Impairment of long-lived assets

Under A-GAAP, where the carrying amount of non-current assets is greater than their recoverable amount, the assets are required to be written down to the recoverable amount. The recoverable amount is the present value of the net cash flows expected from the continued use and subsequent disposal of the assets. Present value is calculated using a market determined, risk adjusted rate.

Under US GAAP, long-lived assets are reviewed for impairment, whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of assets to be held and used is assessed by a comparison of the asset to future undiscounted net cash flows expected to be generated by the asset.

If the asset is considered to be impaired, the impairment loss to be recognised is measured by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Fair value is generally determined based on quoted market prices, discounted cash flows or appraisals.

During the year ended 30 June 1999, this difference resulted in a $105 million write down of Steel production assets in New Zealand under A-GAAP which would not have been recognised under US GAAP.

To the extent that an impairment is recognised under A-GAAP but not under US GAAP, depreciation and amortisation charges on the underlying non-current asset in subsequent accounting periods will be less under A-GAAP than under US GAAP.

(d) Derivative financial instruments

Under A-GAAP, where hedge transactions including derivatives are designated as and continue to be effective as the hedge of the purchase or sale of goods or services that are denominated in a foreign currency, exchange gains and losses on hedge transactions arising up to the date of purchase or sale are deferred and included in the measurement of the purchase or sale.

Under US GAAP, Statement of Financial Accounting Standard No. 133 "Accounting for Derivative Instruments and Hedging Activities" (**"SFAS 133"**) as amended by SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities: An Amendment of FASB Statement No. 133" requires that all derivative financial instruments be recorded on the balance sheet at their fair value. If certain conditions are met, a derivative may be designated as a hedge of (1) the exposure to changes in the fair value of a recognised asset or liability or a firm commitment, (2) a forecasted transaction, or (3) net investment in a foreign operation. SFAS 133 precludes designating a non-derivative financial instrument, such as a foreign currency loan, as the hedge of a forecasted transaction, asset, liability or unrecognised firm commitment except that a non-derivative instrument denominated in a foreign currency may be designated as a hedge of the foreign currency exposure of an unrecognised firm commitment denominated in a foreign currency or a net investment in a foreign operation.

To qualify for US GAAP hedge accounting, derivatives must be specifically designated, with formal documentation, against the risk being hedged at inception of the hedging relationship. The effectiveness of each hedge must be formally evaluated (and any hedge ineffectiveness measured) at least quarterly. BHP Steel has not evaluated the effectiveness of its derivative instruments as hedges of underlying transactions on a quarterly basis in accordance with SFAS 133. Consequently, those derivative instruments, which are designated as hedges under A-GAAP, do not qualify for hedge accounting under US GAAP. Changes in the fair value of derivatives would therefore be recognised in earnings as a gain or loss in the period of change under US GAAP. In the years ended 30 June 2001 and 30 June 2000, this difference would have had reduced profits before taxation reported under US GAAP by approximately $37 million and $21 million respectively. SFAS 133 did not apply during the year ended 30 June 1999.

(e) Stock-based compensation schemes

Under A-GAAP, compensation expense is not recognised for shares or rights to shares issued to employees under stock-based compensation schemes.

SIGNIFICANT DIFFERENCES BETWEEN AUSTRALIAN GAAP AND US GAAP CONTINUED

Under US GAAP, the "cost" of providing shares or rights to shares to an employee under stock-based compensation schemes is generally charged to the income statement over the period to which the employee's performance relates. The cost of shares/options awarded to employees, whether conditional upon performance criteria or not, should be recognised over the period to which the employee's service relates. Entities have a choice of accounting methods for determining the costs of benefits arising from employee stock compensation plans. They may either follow the intrinsic value-based method under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (**"APB 25"**) or the fair value based method under Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (**"SFAS 123"**).

Under APB 25, the compensation cost is the difference between the market price of the stock at the measurement date and the price to be contributed by the employee/exercise price. The measurement date is the first date on which are known both (a) the number of shares that an individual employee is entitled to receive and (b) the stock option or purchase price, if any. Commonly this will be the date of grant, but if later then the cost should be measured using the market price at the end of each intervening period.

Under SFAS 123, the compensation cost is based on the fair value of the option at the date of grant. This is estimated using an option pricing model taking into account the following factors: the stock price at the grant date, the exercise price and expected life of the option, any expected price volatility, the expected dividend yield and a risk-free interest rate during the expected life of the option.

If an entity chooses to follow APB 25 then it must make pro-forma disclosures of net income and earnings per share as if SFAS 123 had been applied.

In the past BHP Billiton has chosen to apply APB 25. During the year ended 30 June 2001, changes in the exercise terms for certain shares and options arising from the OneSteel demerger (from BHP Billiton) caused a change in the accounting for these shares and options under APB 25. The result of these changes is that under US GAAP, BHP Steel would have an expense of $44 million before tax in that year.

Any future differences between A-GAAP and US GAAP relating to stock based compensation schemes will be dependent on the nature of schemes, if any, implemented by BHP Steel.

(f) Pension costs

Under A-GAAP, BHP Steel is required to recognise contributions to defined benefit pension plans as those contributions are made.

Under US GAAP, the net periodic expense for defined benefit pension plans, based on funding requirements, is expensed in accordance with Statement of Financial Accounting Standards No. 87 "Employers' Accounting for Pensions" (**"SFAS 87"**).

(g) Earnings per share

In July 2001, the AASB issued revised Australian Accounting Standard AASB 1027, "Earnings per Share". BHP Steel will be required to adopt the revised standard in its first financial year. The revised AASB 1027 adopts a method of calculating diluted earnings per share similar to the "treasury stock" method required by US GAAP.

Under US GAAP, the "treasury stock" method is used for determining the effect of share options on diluted earnings per share. Under this method, the assumed proceeds from the issue of the options are considered to have been used to repurchase shares at fair value. The difference between the number of shares issued and the number of shares that would have been issued at fair value is treated as an issue of ordinary shares for no consideration and is factored into the denominator used to calculate the diluted earnings per share.

(h) Dividends (refer to discussion of recent changes in A-GAAP below)

Under current A-GAAP, dividends declared after the end of each financial year and before approval of the financial statements are currently recognised as a liability in those statements. Australian Accounting Standard AASB 1044 "Provisions, Contingent Liabilities and Contingent Assets", which becomes effectives for accounting periods beginning 1 July 2002, requires that such dividends must not be recognised as a liability in the financial statements consistent with US GAAP treatment outlined below.

Under US GAAP, provisions for dividends are only recognised as liabilities if the dividends are formally declared by the Board of Directors before the end of the financial year.

(i) Restructuring costs

Under A-GAAP, provisions for redundancies associated with organisational restructures can be recognised where positions have been identified as surplus to requirements and the entity is demonstrably committed to making the redundancies.

Under US GAAP, provisions for redundancies involving voluntary severance are restricted to only those employees who have accepted redundancy offers.

(j) Other revenue

Under A-GAAP, proceeds from the sale of non-current assets are included as other revenue and the carrying value thereof is treated as an expense in the financial statements.

Under US GAAP, the net gain or loss is shown as a component of other revenue.

(k) Realised net exchange gains on sale of assets

Under A-GAAP, net exchange gains or losses reported in the exchange fluctuation account relating to assets that have been

SIGNIFICANT DIFFERENCES BETWEEN AUSTRALIAN GAAP AND US GAAP CONTINUED

sold, closed or written down are transferred to retained earnings.

Under US GAAP, such exchange gains or losses are recognised as part of the profit or loss for the period.

During the year ended 30 June 2000, under US GAAP BHP Steel would have recognised exchange gains, previously taken to the exchange fluctuation account, amounting to $36 million relating to its US steel operations which were disposed in that year.

Recent changes in US GAAP

In July 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No 14 "Business Combinations" (**"SFAS 141"**) and Statement of Financial Accounting Standard No 142 "Goodwill and Other Intangible Assets" (**"SFAS 142"**). In August, the FASB also issued Statement of Financial Accounting Standards No 143 "Accounting for Asset Retirement Obligations" (**"SFAS 143"**) and Statement of Financial Accounting Standards No 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" (**"SFAS 144"**).

For the purpose of deriving US GAAP financial information for BHP Steel, SFAS 141 applies to purchase business combinations entered into after 30 June 2001, and is not available for application to earlier transactions. SFAS 142 will apply for the year ending 30 June 2003 (early adoption is permitted in certain circumstances) and SFAS 143 and SFAS 144 will apply for the year ending 30 June 2003 (early adoption is permitted).

SFAS 141 changes the accounting for business combinations to a single purchase accounting method. SFAS 141 also changes the recognition criteria for intangible assets other than goodwill, and expands disclosure requirements in relation to business combinations. SFAS 142 changes the accounting for acquired goodwill and other intangible assets by requiring that goodwill and intangible assets with indefinite useful lives not be amortised. Under SFAS 142, the carrying amount of such assets will be subject to impairment tests at least on an annual basis. SFAS 143 changes accounting for the retirement of tangible long-lived assets by requiring that the fair value of legal obligations associated with the retirement of such assets be recognised as a liability and capitalised as part of the cost of those assets. SFAS 144 requires one accounting model to be used for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired, and will broaden the presentation of discontinued operations to include more disposal transactions.

BHP Steel has not evaluated the potential impact of any of these new standards on its future financial performance or financial position.

Recent changes in A-GAAP

In December 1999, the Australian Accounting Standards Board (AASB) issued revised Australian Accounting Standard AASB 1020, "Income Taxes". BHP Steel will be required to adopt the revised AASB 1020 with effect from 1 July 2003. AASB 1020 adopts a comprehensive balance sheet approach to accounting for income taxes that is similar to the requirements of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes". Differences relating to the classification of deferred tax balances will however still remain.

In October 2001, the AASB issued Australian Accounting Standard AASB 1044, "Provisions, Contingent Liabilities and Contingent Assets". BHP Steel will be required to adopt the new standard with effect from 1 July 2002. AASB 1044 imposes stricter criteria for the recognition of provisions in financial statements than presently exist under A-GAAP. BHP Steel has not yet conducted a review of its provisions in light of the new standard.

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ANNEXURE D INDEPENDENT EXPERT'S REPORT

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ANNEXURE E SALE FACILITY TERMS

SALE FACILITY TERMS

As a Selling Shareholder, you:

(a)

(i) agree that you are bound irrevocably to sell under the terms contained herein at the Final Price (subject to paragraph (ii) below):

(aa) the number of BHP Steel Shares specified in your Sell Form (or, where you have not specified a number but returned your signed Sell Form, all of the BHP Steel Shares to which you are entitled under the Scheme); or

(bb) in the case of an Institutional Selling Shareholder and where acceptable to BHP Billiton Limited in its discretion, the number specified in any verbal communication or other communication, Sell Form or other form from the Institutional Selling Shareholder or its authorised representative addressed to BHP Billiton Limited or the Joint Global Coordinators,

or such lesser number of BHP Steel Shares as BHP Billiton Limited may determine in its absolute discretion, and that such number of BHP Steel Shares will form part of the pool of BHP Steel Shares available for sale under the Offer; and

(ii) agree that an Institutional Selling Shareholder may withdraw any Sell Form or other communication referred to in paragraph (a) above prior to the close of the time for receipt of the Sell Form or other communication as specified by BHP Billiton Limited or the Joint Global Coordinators and may specify prices at which some or all of their BHP Steel Shares are to be sold under the terms of the Sale Facility and, if the Final Price is below the specified price, those BHP Steel Shares specified to be sold at prices above the specified price will not be sold;

(b) acknowledge that none, some or all of your BHP Steel Shares may be sold under the Sale Facility;

(c) agree that BHP Billiton Limited in its absolute discretion after consultation with the Joint Global Coordinators may:

(i) determine the allocation of BHP Steel Shares to successful applicants under the Offer;

(ii) determine the number of your BHP Steel Shares to be sold under the Sale Facility; and

(iii) determine which of the BHP Steel Shares of Selling Shareholders or Ineligible Overseas Shareholders or the 6% of BHP Steel Shares held by it are sold under the Sale Facility and, in making that determination, treat Selling Shareholders, Ineligible Overseas Shareholders and itself differently;

(d) agree that BHP Billiton Limited may appoint any person as either its or your agent to assist it in the implementation and administration of the Sale Facility on the terms contained herein and that you give up any right to instruct BHP Billiton Limited or any agent appointed by BHP Billiton Limited in connection with the implementation and administration of the Sale Facility and the Joint Global Coordinators in respect of the sale of BHP Steel Shares under the Sale Facility;

(e) agree that you will only be entitled to receive the Final Price for each of your BHP Steel Shares sold under the Sale Facility;

(f) agree that the Final Price will be determined by BHP Billiton Limited in its absolute discretion after consultation with the Joint Global Coordinators;

(g) acknowledge that the Final Price may not be the highest price at which your BHP Steel Shares could be sold under the Sale Facility, or within any indicative price range announced by BHP Billiton Limited, and that the Final Price may be higher or lower than the price at which BHP Steel Shares trade on ASX on the Listing Date or at any later point in time;

(h) agree that BHP Billiton Limited may, in its absolute discretion, at any time determine that your Sell Form is a valid acceptance of these Sale Facility terms even if the Sell Form is incomplete, contains errors or is otherwise defective;

(i) agree that BHP Billiton Limited reserves the right (for any reason) not to proceed with, or to modify the timetable for, the Sale Facility in its absolute discretion;

(j) represent and warrant to any buyer of the BHP Steel Shares that you are entitled to those BHP Steel Shares under the Scheme, and authorise BHP Billiton Limited, each Joint Global Coordinator or any other person nominated by BHP Billiton Limited to make this representation and warranty on your behalf in connection with the transfer of BHP Steel Shares under the Sale Facility, and that the buyer will acquire good title to your BHP Steel Shares and full legal and beneficial ownership of them free from all mortgages, charges, liens, encumbrances (whether legal or equitable) and restrictions on transfer of any kind;

(k) agree that BHP Billiton Limited will:

(i) through the BHP Billiton Share Department or BHP Steel's share registry be obtaining and passing on to the Joint Global Coordinators or any other person nominated by BHP Billiton Limited the information and data that is necessary for the administration of the Sale Facility and for the sale of BHP Steel Shares by you; and

SALE FACILITY TERMS CONTINUED

(ii) act as your sole authorised representative to give instructions in relation to these matters (including without limitation the sale of your BHP Steel Shares) to the Joint Global Coordinators or any agent or nominee appointed by BHP Billiton Limited in connection with the sale and settlement of your BHP Steel Shares under the Sale Facility;

(l) agree that you will have no recourse against BHP Billiton or the BHP Billiton Directors or BHP Steel or the BHP Steel Directors or the Joint Global Coordinators or their directors in respect of the determination of the Final Price or the number of your BHP Steel Shares sold;

(m) authorise BHP Billiton Limited, before or after registration of the transfer of your BHP Steel Shares to transmit the BHP Steel Shares to any register maintained by BHP Steel, which BHP Billiton Limited in its absolute discretion considers desirable;

(n) authorise BHP Billiton Limited, whether through the BHP Billiton Share Department or BHP Steel's share registry, any other agent or otherwise, to take such action on your behalf as is necessary to effect the sale and settlement of your BHP Steel Shares under the Sale Facility, including transferring to an appointed agent or nominee all of your BHP Steel Shares (to be held as bare nominee on your behalf) in order to facilitate the sale and settlement of your BHP Steel Shares under the Sale Facility and to do all things necessary to effect such a transfer;

(o) acknowledge that the Joint Global Coordinators may give advice to BHP Billiton Limited which is solely for the benefit of BHP Billiton Limited concerning the determination of the Final Price and which may or may not be followed by BHP Billiton Limited and which will not be disclosed to you;

(p) agree that these Sale Facility terms are governed by the laws in force in Victoria, Australia;

(q) agree that the maximum number of BHP Steel Shares to which your Sell Form may relate or which an Institutional Selling Shareholder may specify to be sold under clause (a)(i) above and which you can offer to sell under the Sale Facility are those to which you are entitled under the terms of the Scheme;

(r) agree to such other terms relating to participation in the Sale Facility set out in the Scheme Booklet, the Shareholder Prospectus, the Sale Facility Circular and the Sell Form or, in the case of Institutional Selling Shareholders, such other terms advised to them by BHP Billiton Limited or the Joint Global Coordinators;

(s) agree that in the case of an Institutional Selling Shareholder any verbal communication or other communication or form received as contemplated in paragraph (a)(i) above acts as an acceptance by an Institutional Selling Shareholder of the terms of the Sale Facility contained herein; and

(t) agree, for the purposes of these terms, that "you" or "your" means or refers to a Selling Shareholder, and any defined or capitalised term used in these terms has the same meaning as that term has in the Scheme Booklet, the Shareholder Prospectus or the Sale Facility Circular.

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DIRECTORY

BHP BILLITON LIMITED REGISTERED OFFICE

Level 45, Bourke Place
600 Bourke Street
Melbourne, VIC 3000
Australia

BHP BILLITON SHARE REGISTER

BHP Billiton Share Department

Level 28, Bourke Place
600 Bourke Street
Melbourne, VIC 3000
Australia

GPO Box 782
Melbourne, VIC 3001
Australia

FINANCIAL ADVISERS

ABN AMRO Corporate Finance Australia Limited

Level 27
367 Collins Street
Melbourne, VIC 3000
Australia

Credit Suisse First Boston Australia Limited

Level 31, Gateway
1 Macquarie Place
Sydney, NSW 2000
Australia

LEGAL ADVISER

Mallesons Stephen Jaques

Level 28, Rialto
525 Collins Street
Melbourne, VIC 3000
Australia

AUDITOR AND INVESTIGATING ACCOUNTANT

Arthur Andersen

363 George Street
Sydney, NSW 2000
Australia

INDEPENDENT EXPERT

Ernst & Young Corporate Finance Limited

120 Collins Street
Melbourne, VIC 3000
Australia

JOINT GLOBAL COORDINATORS

ABN AMRO Rothschild

Level 29, ABN AMRO Tower
cnr Phillip and Bent Streets
Sydney, NSW 2000
Australia

Credit Suisse First Boston Australia Limited

Level 31, Gateway
1 Macquarie Place
Sydney, NSW 2000
Australia

Designed and produced by Armstrong Miller+McLaren Melbourne + Sydney, Australia

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

FORM 20-F

(Mark One)

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED JUNE 30, 2001

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

Commission file number: 0-15496

BHP BILLITON LIMITED (ABN 49 004 028 077)
(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA
(Jurisdiction of incorporation or organization)

BHP TOWER, 600 BOURKE STREET, MELBOURNE, VICTORIA 3000 AUSTRA
(Address of principal executive offices)

Securities registered or to be registered pursuant to section 12 (b) of the Act.

Title of each Class	Name of Exchange on which Registered
Ordinary Shares	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

Ordinary Shares	1,792,102,361

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes X No __

Indicate by check mark which financial statement item the registrant has elected to follow.

Form 20-F Cross-Reference Index

This document is being filed with the U.S. Securities and Exchange Commission (SEC) as an annual report on Form 20-F. This table lists the item numbers required in Form 20-F and included herein.

Section A **Description of business**	**Form 20-F Item**	**Page**
Key information	Item 3	2
Information on the company	Item 4	9
BHP Billiton Ltd		9
Reserves		13
Minerals		27
Petroleum		40
Steel		52
Transport and Logistics		56
Corporate Services		57
Information on BHP Billiton Plc		58
Group		71
Abbreviations		72
Definitions		73
Operating and financial review and prospects	Item 5	75
Directors, senior management and employees	Item 6	87
Major shareholders and related party transactions	Item 7	96
Financial information	Item 8	97
The offer and the listing	Item 9	99
Additional Information	Item 10	100

Section B **Financial statements**	Items 17 and 18	111
Statement of Financial Performance		112
Statement of Financial Position		113
Statement of Cash Flows		114
Notes to financial statements		115
Directors' declaration		201
Independent audit report		201
Financial summary 1997-2001		202
Glossary of terms		204

For Item 11, quantitative and qualitative disclosure about market risk, refer items 4 ('Group'), 5 and 18.

The following items are omitted:

- Item 1: Identity of Directors, senior management and advisors, omitted as not applicable.
- Item 2: Offer statistics and timetable, omitted as not applicable.
- Item 12: Description of securities other than equity securities, omitted as not applicable.
- Item 13: Defaults, dividends arrearages and delinquencies, omitted as there have been no defaults, arrearages or delinquencies.
- Item 14: Material modifications to the rights of security holders and use of proceeds, omitted as there have been no material modifications.

DESCRIPTION OF BUSINESS AND FINANCIAL STATEMENTS

Contents

Section A

Description of business	Page
Key information	2
Information on the company	9
BHP Billiton Limited Group	9
Reserves	13
Minerals	27
Petroleum	40
Steel	52
Transport and Logistics	56
Corporate Services	57
Information on the BHP Billiton Plc Group (formerly the Billiton Plc Group)	58
Group	71
Abbreviations	72
Definitions	73
Operating and financial review and prospects	75
Directors, senior management and employees	87
Major shareholders and related party transactions	96
Financial information	97
The offer and the listing	99
Additional information	100

Section B

Financial statements	111
Statement of Financial Performance	112
Statement of Financial Position	113
Statement of Cash Flows	114
Notes to financial statements	115
Directors' declaration	201
Independent audit report	201
Financial summary 1997–2001	202
Glossary of terms	204

KEY INFORMATION

Exchange rates

The BHP Billiton Limited Group publishes its financial statements in Australian dollars (A$ or $). Unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in A$. For the convenience of the reader, this Annual Report contains translations of certain A$ amounts into US dollars (US$) at a specified exchange rate (as at 30 June 2001). These translations should not be construed as representations that the A$ amounts actually represent such US$ amounts or could be converted into US$ at the rate indicated. Unless otherwise stated, the translations of A$ into US$ have been made at the rate of US$0.5100 = A$1.00.

The following tables set forth, for the periods and dates indicated, information concerning the rates of exchange of A$1.00 into US$ based on the noon buying rate in New York City for cable transfers in foreign currencies, as certified for customs purposes by the Federal Reserve Bank of New York.

Period ended	At period end (a)	Average rate (b)	High	Low
	US$ per A$1.00			
31 May 1997	0.7630	0.7839	0.8180	0.7572
31 May 1998	0.6260	0.6916	0.7616	0.6215
31 May 1999	0.6528	0.6214	0.6712	0.5550
30 June 2000 (c)	0.5971	0.6266	0.6703	0.5685
30 June 2001	**0.5100**	**0.5320**	**0.5996**	**0.4828**

(a) The exchange rate on 29 August 2001 was US$0.5300 = A$1.00

(b) The average of the exchange rates on the last day of each month during the financial period.

(c) 13 months ended 30 June 2000. The BHP Billiton Limited Group announced on 17 December 1999 that the financial year end for the BHP Billiton Limited Group would change from 31 May to 30 June with effect from 30 June 2000.

Month ended	At period end	Average rate	High	Low
	US$ per A$1.00			
28 February 2001	0.5248	0.5338	0.5440	0.5213
31 March 2001	0.4881	0.5031	0.5292	0.4881
30 April 2001	0.5096	0.5016	0.5178	0.4828
31 May 2001	0.5068	0.5199	0.5290	0.5068
30 June 2001	0.5100	0.5180	0.5276	0.5062
31 July 2001	0.5057	0.5089	0.5162	0.5048

Fluctuations of the A$ relative to the US$ are significant to the BHP Billiton Limited Group. The price of crude oil is determined by reference to the US$ and other commodities produced by the BHP Billiton Limited Group are predominantly priced in US$. In the financial period ended 30 June 2001, approximately 76% of the BHP Billiton Limited Group's sales revenue was denominated in, or was linked to, the US$. However, the majority of the BHP Billiton Limited Group's operating costs were denominated in A$. Excluding other factors such as the effect of currency hedging, declines in the A$ relative to the US$ are likely to have a favourable effect on the BHP Billiton Limited Group's results of operations with increases in the A$ relative to US$ likely to have an adverse effect. Refer 'Operating and financial review and prospects'.

The BHP Billiton Limited Group manages its exposure to foreign currency and interest rate fluctuations through a Market Risk Management Policy approved by the Board of Directors. Refer 'Information on the company – BHP Billiton Limited Group - Market Risk Management Policy'.

The BHP Billiton Limited Group manages its foreign currency translation exposures so that US$ net assets provide a natural hedge against the effect of variations in the exchange rate on the A$ value of US$ denominated debt.

In addition, fluctuations in the A$/US$ exchange rate will affect the US$ equivalent of the A$ price of BHP Billiton Limited's Ordinary Shares on the Australian Stock Exchange and, as a result, are likely to affect the market price of BHP Billiton Limited's American Depositary Shares (ADSs) in the US. Such fluctuations would also affect the US$ amounts received by holders of ADSs on conversion by the Depositary of cash dividends paid in A$ on the Ordinary Shares underlying the ADSs.

KEY INFORMATION CONTINUED

Forward-looking statements

This Annual Report contains certain forward-looking statements, including statements regarding: (i) estimated reserves and resources; (ii) certain plans, strategies and objectives of management; (iii) closure or divestment of certain operations or facilities (including associated costs); (iv) anticipated production or construction commencement dates; (v) expected costs or production output; (vi) the anticipated productive lives of projects, mines and facilities; and (vii) contingent liabilities. Such forward-looking statements are not guarantees or predictions of future performance, and involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of BHP Billiton Limited, which may cause actual results to differ materially from those expressed in the statements contained in this Annual Report.

For example, future revenues from operations, projects or mines described in this Annual Report will be based, in part, upon the market price of the minerals, metals and/or petroleum produced, which may vary significantly from current levels. Such variations, if materially adverse, may impact the timing or feasibility of the development of a particular project, or the expansion of certain facilities or mines. Other factors that may affect the actual construction or production commencement dates, costs or production output and anticipated lives of operations, mines or facilities include the ability to profitably produce and transport the minerals, petroleum and/or metals extracted therefrom to applicable markets, the impact of foreign currency exchange rates on the market prices of the minerals, petroleum and/or metals produced, activities of government authorities in certain of the countries where such projects, facilities or mines are being explored or developed, including increases in taxes, changes in environmental and other regulations and political uncertainty and other factors identified in the risk factors listed above (Refer 'Key information – Risk factors'). The BHP Billiton Limited Group can give no assurances that the estimated reserve and resource figures, closure or divestment of such operations or facilities (including associated costs), actual production or commencement dates, cost or production output, or anticipated lives of the projects, mines and facilities discussed herein will not differ materially from the statements contained in this Annual Report.

Without limiting the foregoing, this Annual Report contains forward-looking statements relating to the combination of the operations of the BHP Billiton Limited Group and the BHP Billiton Plc Group through the implementation of a Dual Listed Companies (DLC) structure. These forward-looking statements may later prove to be inaccurate due to circumstances and risks, known and unknown, the effect of which cannot be foreseen. Refer 'Key information – Risk factors' and 'Additional information – Dual Listed Companies structure (DLC)'.

KEY INFORMATION CONTINUED

Risk factors

The BHP Billiton Limited Group believes that, because of the international scope of its operations and the industries in which it is engaged, numerous factors have an effect on its financial condition and results of operations. The following describes some of the material risks that could affect the BHP Billiton Limited Group. In addition, some risks may be unknown to the BHP Billiton Limited Group and others, currently believed to be immaterial, could turn out to be material.

Commodity prices

The prices obtained for the BHP Billiton Limited Group's commodities are determined by, or linked to, prices in world markets which, particularly in the petroleum industry and certain sectors of the minerals industry, have historically been subject to substantial variations because of fluctuations in supply and demand. The BHP Billiton Limited Group expects that volatility in prices for most of its commodities will continue for the foreseeable future. Such volatility creates the risk that revenues or profits will be materially and adversely affected by unforeseen declines in the prevailing prices of the BHP Billiton Limited Group's products.

Exchange rates

The price of crude oil is determined by reference to the US$ and other commodities sold by the BHP Billiton Limited Group are predominantly priced in US$. Fluctuations in the A$ relative to the US$, therefore, are significant to the BHP Billiton Limited Group. In 2000-2001, approximately 76% of the BHP Billiton Limited Group's sales revenue was denominated in, or linked to, the US$. However, the majority of the BHP Billiton Limited Group's operating costs were denominated in A$. Therefore, excluding other factors such as currency hedging, increases in the value of the US$ relative to the A$ are likely to have a favourable effect on the BHP Billiton Limited Group's results of operations, and declines in the US$ relative to the A$ are likely to have an unfavourable effect on the BHP Billiton Limited Group's results of operations. Refer 'Operating and financial review and prospects'. If the results were reported in US currency, changes in the relative value of the two currencies would affect costs payable in Australian currency more than revenue.

Exploration and reserves

Because a substantial proportion of the BHP Billiton Limited Group's revenues and profits are related to its oil and gas and minerals operations, future long-term results are directly related to the success of the BHP Billiton Limited Group's exploration efforts and its ability to replace existing reserves. A failure in the ability of the BHP Billiton Limited Group to discover new reserves or enhance existing reserves in sufficient quantities to maintain or grow the current level of reserves could materially and adversely affect the BHP Bill' ɔn Limited Group's financial condition and prospects.

Reserve estimation

Estimations of the BHP Billiton Limited Group's ore reserves may change substantially if new information subsequently becomes available.

Fluctuations in the price of commodities, variation in production costs or different recovery rates may ultimately result in the BHP Billiton Limited Group's estimated reserves being restated. If such a statement were to indicate a reduction in proven or probable reserves, it could produce a material and adverse effect on the BHP Billiton Limited Group's financial condition and prospects.

Health, safety and environment

The very nature of the industries in which the BHP Billiton Limited Group operates means that its activities are highly regulated by health, safety and environmental laws. As regulatory standards and expectations are constantly developing, the BHP Billiton Limited Group may be exposed to increased litigation, compliance costs and unforeseen environmental remediation expenses. However, it is impossible to predict the timing of new regulatory standards, nor is it possible to quantify associated costs.

Rehabilitation

Land use is a significant aspect of operations and the BHP Billiton Limited Group has a policy of ensuring that rehabilitation is planned and financed from the early stages of any operation. However, there is a risk that the estimates may be inaccurate and that additional rehabilitation may be required where further issues are later identified. Any unforeseen remediation costs would reduce profits and could materially and adversely affect the results of the BHP Billiton Limited Group's operations.

Native title and land tenure

The BHP Billiton Limited Group operates in several countries where ownership of land is uncertain, and where disputes may arise in relation to ownership. Such disputes cannot always be predicted, hence there is a risk that this may cause disruption to some mining projects and prevent the development of new projects. In Australia, the Native Title Act 1993 provides for the establishment and recognition of native title under certain circumstances. Like land ownership disputes, native title could materially and adversely affect new BHP Billiton Limited Group projects.

Government actions

The BHP Billiton Limited Group's operations could be affected by government actions such as controls on imports, exports and prices, new forms of taxation, and increased government regulation in the countries in which the BHP Billiton Limited Group operates or services customers.

KEY INFORMATION CONTINUED

Acquisitions and joint ventures

The BHP Billiton Limited Group has grown its business historically in part through acquisitions. There are naturally numerous risks encountered in business combinations and the BHP Billiton Limited Group may not be able to successfully integrate acquired businesses or generate the cost savings and synergies anticipated, which could materially and adversely affect the financial condition of the BHP Billiton Limited Group.

DLC structure

On 29 June 2001, BHP Billiton Limited and BHP Billiton Plc completed a Dual Listed Companies (DLC) structure. At the meeting of shareholders of BHP Limited on 18 May 2001 that approved the DLC structure, shareholders also agreed to change the company's name from BHP Limited to BHP Billiton Limited. Shareholders of Billiton Plc also agreed to change the name of their company to BHP Billiton Plc as part of the DLC structure arrangements. There is a risk that the DLC structure could be subject to changes in capital and operating costs or other factors which affect the assumptions which were the basis for management's decision to enter into the DLC structure, and which could materially and adversely affect the financial condition of the BHP Billiton Limited Group. Although the structure of the DLC structure leaves each company as a separate legal entity, the contractual arrangements that form the DLC structure generally oblige each company to guarantee the obligations of the other. Therefore, if BHP Billiton Plc were to become unable to pay its debts, BHP Billiton Limited would become liable for those debts. Also, the DLC structure restricts each company's ability to pay dividends. Refer 'Additional Information – Dual Listed Companies structure (DLC)'.

Political

The BHP Billiton Limited Group operates in some countries which pose a high political risk and which could have an adverse impact upon the profitability of an operation. Foreseeable risks include, but are not limited to, civil unrest, nationalisation, re-negotiation or nullification of existing contracts, leases, permits or other agreements, and changes in laws and policy.

KEY INFORMATION CONTINUED

Selected financial data

The selected Statement of Financial Performance data for the year ended 30 June 2001, the 13 months ended 30 June 2000 and the year ended 31 May 1999 and the selected Statement of Financial Position data at 30 June 2001 and 30 June 2000, set forth below (other than the percentages) have been derived from the audited consolidated financial statements of the BHP Billiton Limited Group included in this Annual Report and should be read in conjunction with, and are qualified in their entirety by reference to, those statements, including the notes thereto. The selected Statement of Financial Performance data for the years ended 31 May 1998 and 1997 and the selected Statement of Financial Position data at 31 May 1999, 1998 and 1997 set forth below (other than the percentages) are derived from audited consolidated financial statements of the BHP Billiton Limited Group that are not included herein. Such financial statements have been reported on by Arthur Andersen for each of the years reported.

The BHP Billiton Limited Group's consolidated financial statements are prepared in accordance with Australian generally accepted accounting principles (Australian GAAP), which varies in certain material respects from US generally accepted accounting principles (US GAAP). Refer 'Financial statements – Notes to financial statements – 50'.

Statement of Financial Performance

	Year ended 30 June		13 months ended 30 June	Year ended 31 May		
	2001 $m	2001 US$m	2000 $m	1999 $m	1998 $m	1997 $m
Amounts in accordance with Australian GAAP						
Sales revenue	20 698	10 566	21 506	19 229	21 189	20 947
Profit/(loss) from ordinary activities before borrowing costs	3 128	1 595	2 433	(1 413)	(274)	2 099
Borrowing costs	553	282	723	732	739	606
Income tax attributable to profit/(loss) from ordinary activities	1 066	543	117	164	518	876
Net profit/(loss)	1 509	770	1 593	(2 309)	(1 531)	617
Net profit/(loss), attributable to members of BHP Billiton Limited	2 007	1 024	1 627	(2 312)	(1 474)	410
Net profit/(loss), attributable to members of BHP Billiton Limited, of continuing operations	2 007	1 024	1 627	(2 312)	(1 474)	410
Dividends provided for or paid (a)	912	465	903	884	866	836
Number of ordinary shares (b)						
- at period end	3 704		3 679	3 599	3 521	3 407
- weighted average	3 689		3 653	3 577	3 492	3 386
- weighted average diluted	3 767		3 753	3 577	3 492	3 386
Per Ordinary Share: (b) (c) (d)						
– Net profit/(loss), attributable to members of BHP Billiton Limited						
- Basic	$0.544	$0.277	$0.445	$(0.646)	$(0.422)	$0.121
- Diluted	$0.539	$0.275	$0.441	$(0.646)	$(0.422)	$0.121
– Net profit/(loss), attributable to members of BHP Billiton Limited, of continuing operations						
- Basic	$0.544	$0.277	$0.445	$(0.646)	$(0.422)	$0.121
- Diluted	$0.539	$0.275	$0.441	$(0.646)	$(0.422)	$0.121
– Dividends provided for or paid						
- A$ per share - as declared	$0.510	$0.260	$0.510	$0.510	$0.510	$0.510
- US$ per share - as declared	$0.260	$0.260	$0.305	$0.333	$0.319	$0.389
- A$ per share - as declared, adjusted for the bonus issue	$0.247	$0.126	$0.247	$0.247	$0.247	$0.247
- US$ per share - as declared, adjusted for the bonus issue	$0.126	$0.126	$0.147	$0.161	$0.155	$0.188

KEY INFORMATION CONTINUED

Statement of Financial Performance continued

	Year ended 30 June		13 months ended 30 June	Year ended 31 May		
	2001	2001	2000	1999	1998	1997
	$m	US$m	$m	$m	$m	$m
Per ADS: (c) (d) (e)						
– Net profit/(loss), attributable to members of BHP Billiton Limited						
· Basic	$1.088	$0.554	$0.890	$(1.292)	$(0.844)	$0.242
· Diluted	$1.078	$0.550	$0.882	$(1.292)	$(0.844)	$0.242
– Net profit/(loss), attributable to members of BHP Billiton Limited, of continuing operations						
· Basic	$1.088	$0.554	$0.890	$(1.292)	$(0.844)	$0.242
· Diluted	$1.078	$0.550	$0.882	$(1.292)	$(0.844)	$0.242
– Dividends provided for or paid						
· A$ per ADS – as declared	$1.020	$0.520	$1.020	$1.020	$1.020	$1.020
· US$ per ADS – as declared	$0.520	$0.520	$0.610	$0.666	$0.638	$0.778
· A$ per ADS – as declared, adjusted for the bonus issue	$0.494	$0.252	$0.494	$0.494	$0.494	$0.494
· US$ per ADS – as declared, adjusted for the bonus issue	$0.252	$0.252	$0.294	$0.322	$0.310	$0.376
Amounts in accordance with US GAAP						
Sales revenue	20 698	10 556	21 506	19 229	21 189	20 947
Net profit/(loss), attributable to members of BHP Billiton Limited	1 614	823	911	(1 870)	(586)	478
Per Ordinary Share: (b) (c)						
– Net profit/(loss), attributable to members of BHP Billiton Limited						
- Basic	$0.437	$0.223	$0.249	$(0.523)	$(0.168)	$0.141
- Diluted	$0.435	$0.222	$0.242	$(0.523)	$(0.168)	$0.141
– Dividends provided for or paid						
· A$ per share – as declared	$0.510	$0.260	$0.510	$0.510	$0.510	$0.510
· US$ per share – as declared	$0.260	$0.260	$0.305	$0.333	$0.319	$0.389
· A$ per share – as declared, adjusted for the bonus issue	$0.247	$0.126	$0.247	$0.247	$0.247	$0.247
· US$ per share – as declared, adjusted for the bonus issue	$0.126	$0.126	$0.147	$0.161	$0.155	$0.188
Per ADS: (c) (d) (e)						
– Net profit/(loss), attributable to members of BHP Billiton Limited						
- Basic	$0.874	$0.446	$0.498	$(1.046)	$(0.336)	$0.282
- Diluted	$0.870	$0.444	$0.485	$(1.046)	$(0.336)	$0.282
– Dividends provided for or paid						
· A$ per ADS – as declared	$1.020	$0.520	$1.020	$1.020	$1.020	$1.020
· US$ per ADS – as declared	$0.520	$0.520	$0.610	$0.666	$0.638	$0.778
· A$ per ADS – as declared, adjusted for the bonus issue	$0.494	$0.252	$0.494	$0.494	$0.494	$0.494
· US$ per ADS – as declared, adjusted for the bonus issue	$0.252	$0.252	$0.294	$0.322	$0.310	$0.376

KEY INFORMATION CONTINUED

Statement of Financial Position

	Year ended 30 June		13 months ended 30 June	Year ended 31 May		
	2001 $m	2001 US$m	2000 $m	1999 $m	1998 $m	1997 $m
Amounts in accordance with Australian GAAP						
Total assets	**29 187**	**14 885**	29 344	31 487	37 082	36 735
Total non-current portion of interest bearing liabilities (f)	**6 138**	**3 130**	5 830	9 942	12 738	8 053
Contributed equity (g)	**6 013**	**3 067**	7 093	6 533	8 269	7 434
Equity attributable to members of BHP Billiton Limited	**11 004**	**5 612**	10 353	8 646	11 585	12 538
Return on equity	**18.2%**		15.7%	(26.7)%	(12.7)%	3.3%
Book value per share (c) (d)	**$2.97**	**$1.51**	$2.81	$2.40	$3.29	$3.68
Amounts in accordance with US GAAP						
Total assets	**69 965**	**35 682**	29 472	32 679	37 846	36 596
Total non-current portion of interest bearing liabilities (f)	**13 097**	**6 679**	5 830	9 942	12 738	8 053
Equity attributable to members	**32 859**	**16 758**	10 546	10 000	12 526	12 635
Return on equity	**4.9%**		8.6%	(18.7)%	(4.7)%	3.8%
Book value per share (c) (d) (h)	**$8.90**		$2.91	$2.81	$3.61	$3.76
Other Financial Data (Australian GAAP)						
Net operating cash flows less dividends paid	**4 079**	**2 081**	3 440	3 065	3 110	3 349
Net profit/(loss) after income tax by industry segment (i):						
Minerals	**624**	**318**	480	(1 971)	(1 805)	126
Petroleum	**1 916**	**977**	1 319	232	586	676
Steel	**323**	**165**	310	186	336	153
Services (j)			99	241	194	102
Net Unallocated Interest	**(343)**	**(175)**	(515)	(449)	(493)	(410)
Group and unallocated items	**(1 011)**	**(515)**	(100)	(548)	(349)	(30)
	1 509	**770**	1 593	(2 309)	(1 531)	617

(a) Includes equivalent dividends for Bonus Share Plan participation. Refer 'Financial statements – Notes to financial statements – 29'.

(b) Comparative data has been adjusted to take into account the bonus share issue effective 29 June 2001.

(c) All amounts are adjusted for stock dividends during the periods indicated.

(d) Based on the weighted average number of shares on issue calculated as if the shares previously held by Beswick Pty Ltd were treated as Treasury stock. Refer 'Information on the company – Group – Investment in Beswick Pty Ltd'.

(e) Assumes that, for the periods indicated, each ADS represents two Ordinary Shares.

(f) Includes non-recourse finance and finance leases not repayable 12 months. Refer 'Financial statements – Notes to financial statements – 27'.

(g) Includes amounts held in the share premium reserve prior to the abolishment of par values on 1 July 1998.

(h) Based on equity as calculated according to US GAAP with Employee Share Plan loans added back.

(i) Comparative figures have been restated to reflect the transfer of internal currency hedging results from Minerals, Steel and Petroleum to Group and unallocated items where they now eliminate.

(j) Following various asset sales and an internal reorganisation, the Services segment ceased to exist from 1 July 2000. As a consequence, Transport and Logistics is reported in the Steel segment and remaining services businesses including Shared Business Services, Insurances and Corporate Services are reported in Group and unallocated items. Comparative data has been adjusted accordingly. 2000, 1999, 1998 and 1997 data for Services mainly relates to businesses now sold.

INFORMATION ON THE COMPANY

BHP Billiton Limited Group

BHP Billiton Limited, a limited liability corporation, was incorporated in the State of Victoria, Australia, in 1885 under the Corporations Act. It is the parent company of the BHP Billiton Limited Group which is a global natural resources company with a largely regional steel business. The BHP Billiton Limited Group has its headquarters in Australia. The BHP Billiton Limited Group is Australia's fourth largest public company in terms of market valuation. The BHP Billiton Limited Group's three principal areas of business are: minerals exploration, production and processing (principally coal, copper, iron ore, diamonds, silver, lead, zinc); hydrocarbon exploration and production; and steel production. Throughout this Annual Report, 'Minerals', 'Petroleum' and 'Steel' are used to refer to the BHP Billiton Limited Group's businesses.

The BHP Billiton Limited Group's corporate strategy is to create shareholder value through the discovery, development and conversion of natural resources, based on:

- a world-class portfolio of existing assets;
- significant near-term brownfield expansion opportunities;
- the scale and capacity to capture new growth opportunities globally;
- a management team focussed on delivering shareholder value through organisational, operational and financial excellence;
- a commitment to operating within a value set defined by the BHP Billiton Limited Group Charter; and
- a commitment to return funds to shareholders when better alternatives do not exist.

Refer 'Information on the company – Abbreviations' and 'Information on the company – Definitions' for a description of certain abbreviations and terms used throughout this Annual Report. The discussion below contains certain forward-looking information. Refer 'Key Information – Risk factors' and 'Forward-looking statements'.

Minerals

Minerals' strategy is to be the best multi-commodity global mining company founded on world-class ore bodies which deliver superior returns to shareholders.

The BHP Billiton Limited Group produces iron ore, HBI, coal, copper concentrate, copper cathode, diamonds, gold, silver/lead concentrate and zinc concentrate. It manages operations in Australia, Canada, Chile, Indonesia, Papua New Guinea, Peru and the United States, has interests in iron ore in Brazil and conducts exploration activities in many countries. Production from Australian operations is largely exported or used by Steel in its operations.

Petroleum

Petroleum is an upstream oil and gas company with activities focused in three complementary business segments: exploration, with a focus on deepwater; gas commercialisation; and regulated return through capture of existing resources (opportunity focus in North Africa and the Middle East).

The Petroleum assets of the BHP Billiton Limited Group form a significant international, upstream exploration and production business. It has a 50% joint venture interest in the Bass Strait fields, located off the coast of south-east Australia.

The BHP Billiton Limited Group is also a participant in the North West Shelf Project in Western Australia, which is a significant Australian natural resource development. The BHP Billiton Limited Group has numerous other worldwide petroleum exploration and development interests including operations in offshore oil and gas in the UK, onshore gas operations in Pakistan and major projects in the Gulf of Mexico and Algeria.

Steel

In March 2001, the BHP Billiton Limited Group announced its intention to spin-out its entire steel flat and coated products business. The spin-out is expected to be completed no later than the end of financial year 2002.

The BHP Billiton Limited Group commenced steelmaking activities in 1915 and is Australia's and New Zealand's only fully integrated flat products steelmaker.

In September 1999, the BHP Billiton Limited Group reduced its Australian raw steel capacity by 1.6 million tonnes to 6.7 million tonnes mainly due to the closure of the Newcastle steelworks. In October 2000, the BHP Billiton Limited Group divested its long products businesses together with its pipe and tube and Tubemakers distribution businesses by way of a spin-out of a new entity, OneSteel Limited, to its shareholders. The spin-out reduced the BHP Billiton Limited Group's Australian raw steel capacity by a further 1.7 million tonnes to its current capacity of 5.0 million tonnes. The BHP Billiton Limited Group also has an annual raw steel capacity of 0.6 million tonnes in New Zealand and a 50% interest in a flat products steel mini-mill at Delta, Ohio in the US which has an annual raw steel capacity of 1.4 million tonnes.

Steel estimates it supplied approximately 43% of the total Australian domestic consumption of steel products for the 12 months ended June 2001. Steel also exported 53% of total despatches from Australian operations to principal markets in Asia, North America, Europe and the Mediterranean and 55% of total despatches from New Zealand Steel to principal markets in North America, Australia, Japan and South-East Asia. Steel also manufactures and distributes steel building products both in Australia and overseas.

INFORMATION ON THE COMPANY CONTINUED

Corporate Services

Corporate Services primarily comprises four major business areas.

- Shared Business Services manages the BHP Billiton Limited Group's internal transaction-based shared services operations (finance and accounting, human resources, supply, etc.).
- Global Supply provides strategic sourcing advice and management.
- External Sourcing provides capabilities for managing externally based service supply arrangements: a strategic review capability to evaluate service delivery requirements and design appropriate solutions; an alliance development and outsourcing capability to implement the developed strategies; and an alliance management capability to manage the interface with external suppliers.
- Property Portfolio Management reviews ownership and leasing of property; consolidates leasehold properties across the BHP Billiton Limited Group; identifies and sells surplus freehold properties and ensures property disposal is transparent, competitive and includes full due diligence.

Market Risk Management Policy

The BHP Billiton Limited Group manages its exposure to price risk, including interest rates, exchange rates and commodity prices through a set of policies, procedures and limits approved by the Board of Directors.

During the year ended 30 June 2001, the BHP Billiton Limited Group conducted a comprehensive review of its strategy in relation to market price risks, including the disclosure of hedging positions. As a result of this review, a new approach to market risk management, Portfolio Risk Management, was approved by the Board of Directors and announced in December 2000.

The objective of the new strategy is to support the delivery of the BHP Billiton Limited Group's financial targets while protecting the BHP Billiton Limited Group's future financial security and flexibility.

The strategy entails managing risk at the portfolio level through the adoption of a 'self insurance' model, by taking advantage of the natural hedges provided through the scale, diversity and flexibility of the portfolio as the principal means for managing risk.

There are two components to the Portfolio Risk Management strategy:

Risk mitigation - where risk is managed at the portfolio level within an approved Cashflow at Risk (CFaR) framework to support the achievement of the BHP Billiton Limited Group's broader strategic objectives. The CFaR framework is a means to quantify the variability of the BHP Billiton Limited Group's cashflows after taking into account diversification effects. (CFaR is the worst expected loss relative to projected business plan cashflows over a one-year horizon under normal market conditions at a confidence level of 95%. Cashflow is measured as earnings after interest, but before taxes, depreciation and amortisation).

Where CFaR is within the Board approved CFaR limit, hedging activities are not undertaken. Based on current CFaR analysis of the BHP Billiton Limited Group corporate business plan, hedging will not be required for the foreseeable future. Hedge positions which existed on the announcement date in December 2000 will be allowed to run-off. There may be circumstances, such as following a major acquisition, when it becomes appropriate to mitigate risk in order to support the BHP Billiton Limited Group's broader strategic objectives. In such circumstances, the BHP Billiton Limited Group may execute hedge transactions. If required, hedging will be executed rateably across all risk categories where there is a liquid traded market. As at 30 June 2001, CFaR was $1 540 million; and

Strategic financial transactions - opportunistic transactions to capture value from perceived market over/under valuations. These transactions occur on an infrequent basis and are treated separately to the risk mitigation transactions, with all gains and losses included in the Statement of Financial Performance at the end of each reporting period. These transactions are strictly controlled under a separate stop-loss and Value at Risk limit framework. There have been no strategic financial transactions undertaken to date.

Refer 'Financial statements – Notes to financial statements – 37' for details relating to outstanding hedge transactions at 30 June 2001.

Change of financial year

The BHP Billiton Limited Group announced on 17 December 1999 that the financial year end for the BHP Billiton Limited Group would change from 31 May to 30 June with effect from 30 June 2000. This Annual Report includes an analysis of the results for the year ended 30 June 2001 compared with the 13 months ended 30 June 2000. In this Annual Report all references to 2000-2001 and the financial period are to the year ended 30 June 2001, while references to 1999–2000 and the previous year are to the 13 months ended 30 June 2000.

Organisational structure and controlled entities

The BHP Billiton Limited Group is a group of more than 250 controlled entities. BHP Billiton Limited is the parent entity. The group operates around the world. A list of all entities, together with their place of incorporation and percentage of BHP Billiton Limited Group ownership is listed in note 48 to the financial statements. Refer 'Financial statements – Notes to financial statements – 48'.

INFORMATION ON THE COMPANY CONTINUED

Recent developments

BHP Billiton Group Dual Listed Companies Structure

On 19 March 2001, BHP Limited announced that the Directors of BHP Limited and Billiton Plc, a major UK-based metals and mining group, had agreed to form a Dual Listed Companies (DLC) structure, to establish a diversified global resource group, to be called BHP Billiton (the BHP Billiton Group). The implementation of the DLC structure was completed on 29 June 2001. BHP Limited changed its name to BHP Billiton Limited and Billiton Plc changed its name to BHP Billiton Plc.

The BHP Billiton Limited Group and the BHP Billiton Plc Group are now run by a unified Board and management team, with headquarters in Melbourne, Australia, and with a significant corporate management centre in London. The existing primary listings on the London and Australian stock exchanges will continue to be maintained, as will the secondary listing of BHP Billiton Plc on the Johannesburg and Paris stock exchanges and an American Depositary Receipt listing of BHP Billiton Limited on the New York Stock Exchange.

The shareholders of BHP Billiton Limited and BHP Billiton Plc will take key decisions on matters affecting the combined group through a procedure in which the shareholders of both companies will have equal voting rights per share. Accordingly, shareholders of BHP Billiton Limited and BHP Billiton Plc will effectively have an interest in a single group combining all of the assets of both companies with a unified Board of Directors and management. It is estimated that the interests of the shareholders of BHP Billiton Limited and BHP Billiton Plc in the combined group will be of the order of 58% and 42%, respectively. Should any future corporate action benefit shareholders in only one of the two companies, an appropriate action will be taken to ensure parity between BHP Billiton Limited and BHP Billiton Plc shares.

Since announcement of the DLC, combined teams have been working to ensure the integration of the two organisations. Significant progress has been made in several key areas. The following matters have been finalised and were implemented upon completion of the DLC:

- the BHP Billiton Group's organisational structure and asset groupings;
- senior management positions at both the corporate and customer sector group levels;
- governance arrangements (including capital management processes, risk management, and project execution review arrangements);
- health, safety, environment and community policies and associated standards;
- definition of portfolio management priorities;
- definition of the global marketing structure which entails twin marketing hubs in The Hague and Singapore; and
- integration of treasury and certain information systems.

The BHP Billiton Group has grouped its major operating assets into the following Customer Sector Groups (CSGs):

- Aluminium (Aluminium, Alumina);
- Base Metals (Copper, Silver, Zinc, Lead);
- Carbon Steel Materials (Coking Coal, Iron Ore, Manganese);
- Stainless Steel Materials (Chrome, Nickel);
- Energy (Steaming) Coal;
- Petroleum (Oil, Gas, LNG); and
- Steel.

For more information on the DLC structure, please see 'Additional information – Dual Listed Companies structure (DLC)'. For a description of the agreements under which the DLC structure will be operated, see 'Additional information – Dual Listed Companies structure (DLC)'. For a description of the BHP Billiton Plc Group's business and operations, see 'Information on the company – Information on the BHP Billiton Plc Group (formerly Billiton Plc)'.

Spin-out of steel businesses

The BHP Billiton Limited Group also announced that it intends to spin out its steel assets to BHP Billiton Limited shareholders as a separate business under independent management, with an appropriate adjustment to compensate the former BHP Billiton Plc shareholders. The BHP Billiton Limited Group expects to complete this spin-out, which will be subject to relevant shareholder approval, by the end of fiscal 2002 and will concentrate the BHP Billiton Limited Group's focus on minerals and petroleum.

INFORMATION ON THE COMPANY CONTINUED

The following table summarises the revenue (including investment and other income) of the BHP Billiton Limited Group by geographic market and industry and also shows net profit by industry for the periods indicated:

	External				Inter segment (a)			
	Year ended 30 June		13 months ended 30 June	Year ended 31 May	Year ended 30 June		13 months ended 30 June	Year ended 31 May
	2001 $m	2001 US$m	2000 $m	1999 $m	2001 $m	2001 US$m	2000 $m	1999 $m
Revenue by geographic market: (b)								
Australia	**7 073**	**3 607**	8 341	8 430	**-**	**-**	-	5
US	**2 765**	**1 410**	4 020	3 383	**63**	**32**	68	69
Japan	**3 598**	**1 835**	3 017	2 815	**-**	**-**	-	-
Other (c)	**9 043**	**4 612**	8 275	7 293	**213**	**109**	196	191
Total	**22 479**	**11 464**	23 653	21 921	**276**	**141**	264	265
Revenue by industry: (d)								
Minerals	**10 159**	**5 181**	8 830	9 730	**332**	**169**	365	498
Petroleum	**6 354**	**3 088**	5 625	3 203	**41**	**21**	14	10
Steel (f)	**6 054**	**3 240**	9 081	8 590	**618**	**315**	517	416
Services (g)			279	802			213	418
Net Unallocated Interest	**93**	**47**	65	111				
Group and unallocated items	**(181)**	**(92)**	(227)	(515)	**85**	**44**	9	34
Total	**22 479**	**11 464**	23 653	21 921	**1 076**	**549**	1 118	1 376
Net profit by industry: (d) (e)								
Minerals	**624**	**318**	480	(1 971)				
Petroleum	**1 916**	**977**	1 319	232				
Steel (f)	**323**	**165**	310	186				
Services (g)			99	241				
Net Unallocated Interest	**(343)**	**(175)**	(515)	(449)				
Group and unallocated items	**(1 011)**	**(515)**	(100)	(548)				
Total	**1 509**	**770**	1 593	(2 309)				

(a) Predominantly represents product sales between industry segments, which are included in the revenue statistics for each industry segment. Profits on these sales which have not been realised through external sales at year end are eliminated in Group and unallocated items.

(b) Represents revenue by location of customer, refer 'Financial Statements – Notes to financial statements – 9'.

(c) Other includes South Korea, China, Taiwan, UK, the rest of Europe, South-East Asia, New Zealand and South America.

(d) Comparative figures have been restated to reflect the transfer of internal currency hedging results from Minerals, Petroleum and Steel to Group and unallocated items where they now eliminate.

(e) Net profit after income tax before outside equity interests.

(f) Included within Steel in 2001, 2000 and 1999 are revenues and net profit in respect of OneSteel. These amounts attributable to OneSteel can be summarised as follows; Revenues 2001 - $888 million, 2000 - $3 294 million, 1999 - $3 488 million and net profits 2001 - $35 million, 2000 - $124 million, 1999 - $132 million.

(g) Following various asset sales and an internal reorganisation, the Services segment ceased to exist from 1 July 2000. As a consequence, Transport and Logistics is reported in the Steel segment and remaining services businesses including Shared Business Services, Insurances and Corporate Services are reported in Group and unallocated items. Comparative data has been adjusted accordingly. 2000 and 1999 data for Services mainly relates to businesses now sold.

INFORMATION ON THE COMPANY CONTINUED

Reserves

The reserves of the BHP Billiton Limited Group's Minerals and Petroleum businesses are detailed below.

In this report, production and reserves include the entire output and reserves of controlled entities and the BHP Billiton Limited Group's proportion of joint ventures' output and reserves unless otherwise noted.

Ore reserves and mineral resources

The BHP Billiton Limited Group's estimates of Ore Reserves and Mineral Resources presented in this report have been produced in accordance with the Australasian Code for reporting of Identified Minerals Resources and Ore Reserves, September 1999 (the JORC Code).

The information in this report relating to Mineral Resources and Ore Reserves is based on information compiled by competent persons (named in the tables), who are all members of the Australasian Institute of Mining and Metallurgy or the Australasian Institute of Geoscientists. All competent persons are full-time employees of the BHP Billiton Limited Group or a controlled entity, and have sufficient experience relevant to the style of mineralisation and type of deposit under consideration and to the activity they are undertaking to qualify as a competent person as defined in the JORC code. Each competent person consents to the inclusion in the report of the matters based on their information in the form and context in which it appears.

Ore Reserves and Mineral Resources are presented in the accompanying tables subdivided for Minerals and Coal. Separate tables report the Ore Reserves and the Total Mineral Resource for each of Metals and for Coal. It is important to note that the Total Mineral Resources are inclusive of resources that are used to define Ore Reserves.

All Resource and Reserve figures are reported in 100% terms, and represent estimates at the end of June 2001. All tonnes and grade information has been estimated more precisely than the rounded numbers that are reported, hence small differences may be present in the totals.

For a description of terms used in the accompanying tables, refer 'Information on the company – Definitions'.

ORE RESERVES MINERALS AND METALS

		as at end June 2001									
		Proved Ore Reserve				Probable Ore Reserve				Total Ore	
Commodity Deposit	Ore type	Tonnes (millions)	Grade			Tonnes (millions)	Grade			Tonnes (millions)	Grade
Copper			%TCu	%SCu	g/tAu		%TCu	%SCu	g/tAu		%TCu
Escondida [1]	Sulphide	965	1.31	–	–	631	1.08	–	–	1,596	1.22
	Low Grade	217	0.62	–	–	257	0.62	–	–	474	0.62
	Oxide	154	–	0.70	–	92	–	0.53		246	–
Ok Tedi [2]	Oxide/Sulphide	253	0.91	–	0.94	38	0.60	–	0.70	291	0.87
Tintaya [3]	Sulphides	61	1.42	–	0.27	3	1.30	–	0.22	64	1.41
	Oxides	24	1.70	1.31	–	11	1.29	0.96		35	1.57
Silver Lead Zinc			g/tAg	%Pb	%Zn		g/tAg	%Pb	%Zn		g/tAg
Cannington [4]	Sulphides	5.8	556	12.4	4.5	7.1	568	11.6	3.2	12.9	563
Iron Ore			Fe%	P%			Fe%	P%			Fe%
Mt Newman JV [5]	B loP HG	474	65.3	0.05		133	65.2	0.05		607	65.2
	B loP LG	215	58.2	0.08		105	58.3	0.09		320	58.2
	B hiP HG	120	63.0	0.12		6	61.5	0.12		127	63.0
	B hiP LG	54	59.8	0.13		–	–	–		54	59.8
	M loP HG	77	62.2	0.07		0.1	60.9	0.07		77	62.2
	M loP LG	11	59.1	0.06		0.3	59.1	0.07		11	59.1
	Total	952				245				1,197	
Jimblebar [5]	B loP HG	120	63.2	0.06		14	63.9	0.07		134	63.3
	B loP LG	62	59.5	0.07		10	60.0	0.08		72	59.6
	B hiP HG	11	63.3	0.11		20	62.6	0.11		31	62.8
	B hiP LG	11	60.2	0.11		10	59.2	0.12		21	59.7
	Total	204				54				258	
Mt Goldsworthy JV [5]	Y loP HG	15	65.9	0.03		1	64.6	0.04		16	65.8
	Y loP LG	2	61.1	0.05		1	58.8	0.05		3	60.7
	Yc loP HG	–	–	–		–	–	–		–	–
	Yc loP LG	7	59.3	0.05		–	–	–		7	59.3
	Yd loP HG	2	63.6	0.06		–	–	–		2	63.6
	Yd loP LG	3	60.3	0.06		–	–	–		3	60.3
	Yd hiP HG	0.1	63.1	0.14		–	–	–		0.1	63.1
	Yd hiP LG	0.4	61.3	0.14		–	–	–		0.4	61.3
	Yarrie subtotal	30				2				32	
	M loP HG	123	63.4	0.06		22	63.4	0.06		145	63.4
	M loP LG	31	58.6	0.07		6	58.6	0.07		37	58.6
	Mining Area C subtotal	154				27				182	
	Mt Goldsworthy JV Total		184				29				213
Yandi JV [5]	C loP HG	562	58.4	0.04		146	58.3	0.04		708	58.4
			% magnetics				% magnetics				% magnetics
New Zealand Steel [6]	Waikato Nth Head	67	37.6			–	–			67	37.6
	Taharoa	23	49.0			19	43.6			42	46.7
			%Fe				%Fe				%Fe
Samarco – Brazil [7]	Itabarite	301	48	0.039		254	45.4	0.041		555	46.5
Diamonds [8]		Carats/tonne				Carats/tonne				Carats/tonne	
Ekati [8]		(>1.5mm size)				(>1.5mm size)				(>1.5mm size)	
	Panda (op) [8.1]	3.7	0.9			1.9	0.8			5.6	0.9
	Panda (u/g) [8.2]	1.5	0.8			1.1	0.8			2.5	0.8
	Misery (op) [8.3]	5.1	3.4			0.9	3.6			6.0	3.5
	Koala (op) [8.4]	6.4	1.0			2.3	0.9			8.8	0.9
	Koala (u/g) [8.5]	1.2	1.5			2.1	1.5			3.3	1.5
	Fox (op) [8.6]	8.1	0.3			8.3	0.3			16.4	0.3
	Sable (op) [8.7]	12.0	0.8			3.0	0.8			15.0	0.8
	Koala North (op) [8.8]	0.1	0.4			–	–			0.1	0.4
	Koala North (u/g) [8.9]	–	–			1.3	0.4			1.3	0.4
	subtotal	38.1	1.1			20.9	0.8			59.0	1.0

Iron Ore type Legend			
Brockman ore	B	Yarrie crustal ore	Yc
Marra Mamba ore	M	Yarrie detrital ore	Yd
Channel Iron Deposits	C	High grade ore – see notes	HG
Detrital ore (lump product)	D	Low grade ore – see notes	LG
Yarrie lode ore	Y	Low phosphorus Brockman ore (< 0.1%P)	loP
		High phosphorus Brockman ore (> 0.1%P)	hiP

Reserves		Compared with as at end June 2000 Total Ore Reserves				Average Mill recovery	BHP Billiton Ltd Group Interest		
		Tonnes (millions)	Grade			%	%	Recoverable Product Metal	Competent Person
%SCu	g/tAu		%TCu	%SCu	g/tAu				
–	–	1,903	1.20	–	–	87	57.5	16,560 (Kt)Cu	J.Gilligan
–	–	–	–	–	–	80	57.5	2,300 (Kt)Cu	J.Gilligan
0.64	–	280	–	0.71	–	85	57.5	1,300 (Kt)Cu	J.Gilligan
–	0.91	304	0.87	–	0.93	variable	52	2,096 (Kt)Cu, 5,815(Koz) Au	D.Munter, S.Green
–	0.26	53	1.57	–	0.24	variable	100	793 (Kt)Cu	P.Dupree
1.20	–	22	1.63	1.44	–	variable	100	325 (Kt)Cu	P.Dupree
%Pb	%Zn		g/tAg	%Pb	%Zn			Ag(Moz), Pb(Kt) ,Zn (Kt)	
12.0	3.8	8.0	477	11.1	5.7		100	197, 1346, 345	M.Bloss
P%			Fe%	P%					
0.05		644	65.1	0.05			85		P.Schultz
0.08		292	58.4	0.08			85		P.Schultz
0.12		141	62.9	0.12			85		P.Schultz
0.13		61	59.7	0.12			85		P.Schultz
0.07		81	62.3	0.07			85		P.Schultz
0.06		12	59.1	0.06			85		P.Schultz
		1,230							
0.06		150	63.3	0.06			100		P.Schultz
0.07		75	59.6	0.07			100		P.Schultz
0.11		15	63.3	0.11			100		P.Schultz
0.11		14	60.2	0.11			100		P.Schultz
		254							
0.04		20	65.7	0.03			85		P.Schultz
0.05		5	58.3	0.04			85		P.Schultz
–		0.2	63.9	0.04			85		P.Schultz
0.05		6	59.2	0.04			85		P.Schultz
0.06		2	63.4	0.06			85		P.Schultz
0.06		4	61	0.07			85		P.Schultz
0.14		–	–	–			85		P.Schultz
0.14		–	–	–			85		P.Schultz
		37							
0.06		151	63.4	0.06			85		P.Schultz
0.07		38	58.6	0.07			85		P.Schultz
		189							
			226						
0.04		817	58.4	0.05			85		P.Schultz
			% magnetics						
		71	37.6			75	100	19.72Mt	M.O'Connell
		29	54.9				100	14.56Mt	R.Ruddock
			%Fe						
0.040		1,335	43.2				50		J.Tizon
		Carats/tonne (>1.5mm size)						Carats (millions)	
		6.5	1.1			refer note 8	80	4.8	H.Goetz
		–	–				80	2.1	H.Goetz
		5.4	3.3				80	20.7	H.Goetz
		13.5	0.8				80	8.1	H.Goetz
		2.3	1.6				80	4.9	H.Goetz
		16.0	0.3				80	5.5	H.Goetz
		15.0	0.8				80	11.4	H.Goetz
		0.2	0.7				80	0.06	H.Goetz
		1.3	0.5				80	0.5	H.Goetz
		60.3	0.9					58.1	

ORE RESERVES MINERALS AND METALS CONTINUED

Notes to the Ore Reserves Minerals and Metals table

1 Escondida is currently one of the largest open-pit porphyry copper operations in the world. Mining is based on truck & shovel methods with direct haulage of waste and in-pit crushing of ore. Mine production levels are in the order of 850 000 tonnes per day (tpd) total material movement including approximately 130 000 tpd of Sulphide Ore.

Change in the ore reserve tonnages compared to the previous Annual Report (June 2000) results from a combination of ore production, change in the geological model and the more rigorous interpretation of the Mineral Resource classifications in the new (Feb 2000) resource model. This has resulted in the movement of ore reserve tonnes to lower confidence levels. This realistically reflects variable confidence in geological and grade continuity in various parts of the deposit.

Mine design has been reviewed with the new Feb 2000 model leading to a new Ultimate Pit shell. Ore reserves herein quoted are based on the "Ultimate Pit 39" (April 2000), generated using Measured, Indicated and Inferred Resources. This practice allows the maximum size of the pit to be used in strategic mine planning activities and reasonably reflects the future mining potential of the deposit, subject to future infill drilling. Reported Proved and Probable Reserves are derived from the Measured and Indicated Resources only, within the Ultimate Pit, after mining factors have been applied.

Removing Inferred Resources from pit optimisation, results in a smaller, intermediate pit and a consequent reduction in the reserve base. Proved and Probable Reserves of Sulphide Ore, Low Grade Ore and Oxide Ore in this smaller pit (Ultimate Pit 37), as at end June 2001, are reduced to 1,388 Mt at 1.26% TCu, 329 Mt at 0.62% TCu, and 182 Mt at 0.73% SCu, respectively. As there are differences in convention within the industry as to which reserves numbers to publicly report, Minera Escondida Ltda. (MEL) has chosen to quote both to maintain transparency.

Stockpiled ore quoted in the mineral resource tabulation is included in the ore reserve estimates as Proved Reserve.

2 The Ok Tedi Ore Reserves represent proved and probable insitu tonnes and grade within the ultimate pit design (Pit00_1) and below the end of June 2001 mined surface. Equivalent grade cutoffs were derived from forecasted metal prices and predicted costs based on the marginal cutoff calculation principle. Cut-off values (Cutvals) are then determined using equivalent grade cutoffs for both copper and gold. The formula used is: Cutval = (Cu Block grade / Cu Equivalent grade cutoff) + (Au Block grade / Au Equivalent grade cutoff). Using this formula, the calculated Cutval must be greater or equal to 1.0 for a block to be classified as ore. Material outside pit limits which is ore grade is termed mineral resource. Changes to the mineral resource have principally contributed to an increase of 18.8 million tonnes over last year's ore reserves less FY01 production. Reserve grades equal insitu grades with mining factors applied.

3 Approximately 85% of copper production for fiscal year 2002 is committed under short-term and long-term contracts with merchants, all these will be delivered to smelter companies in South America, Europe and Asia.

Total production capacity is 121 000 tonnes of copper contained in concentrate. Increasing ore grades in the proposed production schedule will see annual sulfide concentrate copper production increase from 83 000 tonnes of copper in fiscal year 2002 to 100 000 tonnes in fiscal year 2004. Annual production will thereafter decrease through to the end of the life of mine in fiscal year 2012. Current annual leach production estimates are 34 000 tonnes of cathode copper per year. Oxide leach plant construction commenced in February 2001. This reserve statement assumes that oxide plant copper production begins in April 2002.

4 The Cannington Ore Reserve has undergone further refinements following results of underground diamond drilling, modifications to grade estimation, the promotion of material from Probable to Proven Reserve and the extraction of 1.8Mt of Reserve.

5 The reserve grades listed for BHP Iron Ore Pilbara deposits refer to insitu (head grade) iron (Fe) and phosphorus (P) percentages (%) of the various ore types. Ore is defined as high or low phosphorus (P) viz ± 0.1% P levels. The low P Brockman ores represent a core blending source which enables the overall blend of Brockman ores to meet market requirements of max ~ 0.08%P. The balance of high P Brockman ores do not meet current market specifications. Detrital ore grade / tonnes reported are those of the estimated lump product (+6mm) and not the insitu material, except for the Yarrie Y10 (Yd) deposit, where insitu head grade / tonnes are reported. For Mt.Whaleback high grade ore is defined as + 62%Fe, elsewhere + 60%Fe is applied, except for Channel Iron (+ 54%Fe) and Detrital ores (+ 56%Fe). Low grade ore is generally defined at 54 - 60%Fe. Brockman ores have a martite-(hematite)-goethite mineralogy and are hosted within the Proterozoic Brockman Iron Formation. Marra Mamba ores have a martite-(ochreous)-goethite mineralogy and are hosted within the Archaean Marra Mamba Iron Formation. Channel Iron Deposits (or pisolites) have a goethite-hematite mineralogy and occur within Tertiary age palaeochannels. Yarrie lode ores have a martite-hematite mineralogy and are hosted within the Archaean age Nimingarra Iron Formation in the Yarrie area. Yarrie crustal ore is low grade, near surface hematitic ore occurring on the Nimingarra Iron Formation in the Yarrie area. This is normally fed to a beneficiation plant for up-grading. Yarrie detrital ore is a Proterozoic conglomerate hematite ore occurring in the Eel Creek Formation in the Yarrie area. This is normally fed to a beneficiation plant for up-grading, but may also be direct high grade feed. The report for last year contained a mixture of wet and dry tonnes, whereas all figures for this year are reported as dry metric tonnes.

6 BHP NZ Steel operates 2 mining areas for titano magnetite sands, Waikato North Head and Taharoa.

7 BHP owns 50% of the Samarco operation. A review of the Samarco Ore Reserves has been completed to bring them into compliance with the JORC code.

8 Reported reserves include allowances for open pit or underground mining recovery and dilution. Average % mill recovery factored into reserve by applying an effective 1.5 mm stone size cut-off. Therefore, mill recovery averages are not shown.

8.1 Depletion of ore reserves by mining, lower grade and increased tonnage due to new resource model.

8.2 Change of resources: underground portion of Panda pipe confirmed by drilling program.

8.3 Change of mining parameters: revised pit design, caused by updated pit slope angles and economic optimisation.

8.4 Change of mining parameters: revised pit design, caused by updated pit slope angles combined with economic optimisation. Low grade portion of Koala pipe re-classified as exclusive underground resource.

8.5 Change of mining parameters: different underground mining method, increased tonnage due to revised mining dilution and recovery.

8.6 Change of mining parameters: revised pit design, caused by updated pit slope angles, combined with higher mining recovery.

8.7 No change in ore reserves from end June 2000.

8.8 Change of resources: depletion of ore reserves by test mining, lower grade based on bulk sampling results.

8.9 Change of resources: new resource grade model, resource classifications changed.

COAL RESERVES

Ownership	Deposit	Mining[1] method	Coal[2] type	Recoverable Tonnes (millions)	at end 2001 Marketable Tonnes (millions)	Calorific Value (Kcal/kg)	Volatile Matter %	at end 2000 Marketable Tonnes[3] (millions)	BHP Billiton Ltd Group Interest %	Competent person
Queensland Coal Reserves at operating mines										
CQCA JV										
Goonyella	OC	Met	828	599			23.6	606.2	50[3]	B.Cox
Peak Downs	OC	Met	881	558			20.2	564.0	50[3]	B.Cox
Saraji	OC	Met	169	113			18.7	116.9	50[3]	B.Cox
Norwich Park	OC	Met	67	45			17.3	48.7	50[3]	B.Cox
Blackwater	OC	Met/Th	303	242			25.8	250.6	50[3]	B.Cox
Sub–total			2248	1557				1586		
GREGORY JV										
Gregory	OC	Met/Th	19.2	15.3			33.1	16.9	50[4]	B.Cox
Crinum	UG	Met/Th	69.6	57.1			33.1	61.1	50[4]	B.Cox
Sub–total			89	72				78		
BHP Mitsui										
Riverside	OC	Met	18.4	10.5			23.2	13.8	80	B.Cox
South Walker Ck	OC	Met/Th	95.3	63.2	7751		13.1	66.2	80	B.Cox
Sub–total			114	74				80		
Total Reserves at operating mines				2451	1703			1744		
Queensland Coal undeveloped reserves										
CQCA JV										
Daunia	OC	Met	58.3	47.1	7600	21.5		47.1	50[3]	B.Cox
BHP Mitsui										
Poitrel/Winchester[4]	OC	Met/Th	112	87.9		22.8		71.4	80	B.Cox
Nebo West	OC	Th	21.6	15.9	6930	7.5		15.9	80	B.Cox
Sub–total			134	104				87		
Total Queensland Coal undeveloped Reserves					192	151			134	
Total Queensland Coal Reserves				2642	1854			1879		
New Mexico										
San Juan[5]	OC & UG	Th	131	131	5400			77	100	R.Van Valkenburg
La Plata	OC	Th	6	6	5200			10	100	R.Van Valkenburg
Navajo	OC	Th	870	870	4800			880	100	R.Van Valkenburg
Sub–total			1007	1007				967		
Illawara Coal Reserves at operating mines										
Appin	UG	Met/Th	88	72				63	100	B.Clark
West Cliff	UG	Met/Th	59	47				41	100	B.Clark
Cordeaux	UG	Met/Th	58	39				40	100	B.Clark
Tower	UG	Met/Th	48	39				30	100	B.Clark
Kemira	UG	Met/Th	137	91				72	100	B.Clark
Elouera	UG	Met/Th	26	18				14	100	B.Clark
Sub–total			415	307				261		
BHP Coal Indonesia Reserves at operating mines										
Senakin	OC	Sub–Bit	43	34.5	6700			35	80	Y.Setiyawan
Satui	OC	Sub–Bit	33	33	6700			41	80	S.Widhy
Petangis	OC	Sub–Bit	1	1	6700			2	80	P.Altamore
Satui Mulia	OC	Lig	56	56	5000			56	80	S.Widhy
Sub–total			133	125				134		

Notes to the Coal Reserves table

(1) Mining method: OC = opencut, UG = underground.

(2) Coal type: Met = metallurgical coal, Th = thermal coal, Sub-Bit = Sub-Bituminous, Lig = Lignite.

(3) The ownership of the CQCA and Gregory JV's has been equalised between the BHP Billiton Limited Group and Mitsubishi Development through the BHP Mitsubishi Alliance effective 28 June 2001.

(4) The reserve estimate for Poitrel/Winchester has been increased in a review of the resource and reserve base conducted as part of the ongoing feasibility study.

(5) Increase of reserve due to acquired new lease area (Deep Lease Extension).

TOTAL MINERAL RESOURCES (INCLUDES ALL MINERALS RESOURCES INCLUSIVE OF THOSE ALSO CONVERTED TO ORE RESERVES)

Commodity Deposit	type	as at end June 2001 Measured Resources Tonnes (millions dmt)	Grade			Indicated Resources Tonnes (millions dmt)	Grade		
Copper			%TCu	%SCu	g/tAu		%TCu	%SCu	g/tAu
Escondida [1]	Sulphide	969	1.30	–	–	713	1.04	–	–
	Low Grade	233	0.61	–	–	433	0.61	–	–
	Mixed	56	0.66	0.21	–	173	0.61	0.22	–
	Oxide	164	–	0.68	–	121	–	0.47	–
Escondida Norte [2]	Sulphide	–	–	–	–	784	1.08	–	–
	Mixed	–	–	–	–	–	–	–	–
	Oxide	–	–	–	–	–	–	–	–
Pinto Valley [3]	Pinto Valley unit	633	0.20	–	–	12	0.39	–	–
	insitu leach	174	0.33	–	–	40	0.32	–	–
	#2 Tails	3	0.38	–	–	1	0.57	–	–
San Manuel [4]	Sulphides	532	0.64	0.008	–	99	0.64	0.008	–
	In Situ Leaching	235	0.50	0.31	–	44	0.58	0.32	–
	Residual Heap Leach	84	0.19	0.05	–	–	–	–	–
Robinson [5]	Liberty	–	–		–	–	–		–
	Tripp–Veteran	183	0.66	–	0.25	28	0.60	–	0.15
	Ruth	145	0.55	–	0.15	25	0.49	–	0.15
Tintaya [6]	Sulphides	101	1.42	–	0.25	16	1.32	–	0.21
	Oxide	32	1.64	1.24	–	13	1.74	0.96	–
Coroccohuayco	Sulphides	28	1.72	–	–	52	1.74	–	–
Ccatun Pucara	Sulphides	–	–	–	–	–	–	–	–
Antapaccay North	Sulphides	83	0.71	–	–	165	0.64	–	–
Antapaccay South	Sulphides	–	–	–	–	71	0.97	–	–
Ok Tedi [7]	Oxide/Sulphide	442	0.9	–	0.97	174	0.56	–	0.65
Silver Lead Zinc			g/tAg	%Pb	%Zn		g/tAg	%Pb	%Zn
Cannington [8]	Sulphides	10.2	601	13.6	5.1	19.7	550	12.3	4.1
Nickel			%Ni	%Co			%Ni	%Co	
Gag Island [9]	Oxide	12	1.33	0.09		70	1.34	0.09	
	Silicate	–	–	–		23	1.81	0.02	
Iron Ore			%Fe	%P			%Fe	%P	
Newman JV [10]	B lo HG	540	65.5	0.05		170	65.3	0.05	
	B lo LG	131	58.3	0.06		45	57.3	0.06	
	B hi HG	193	63.4	0.12		63	64.0	0.16	
	B hi LG	85	57.1	0.16		47	57.1	0.15	
	M lo HG	155	62.5	0.07		18	62.6	0.06	
	M lo LG	91	57.8	0.06		23	57.2	0.06	
	M hi LG	–	–			–	–	–	
	D lo HG	–	–			11	58.8	0.05	
	sub-total	1194				377			
Jimblebar [10]	B lo HG	196	62.8	0.07		40	63.6	0.08	
	B lo LG	113	58.0	0.07		13	57.4	0.08	
	B hi HG	–	–	–		29	62.5	0.11	
	B hi LG	1	58.4	0.10		17	57.5	0.14	
	D lo HG	–				10	61.2	0.07	
	sub-total	310				110			
Goldsworthy JV [10]	Y lo HG	23	65.0	0.04		18	61.3	0.07	
	Yc lo LG	14	57.6	0.05		14	59.4	0.07	
	Yd hi HG	12	61.4	0.10		–	–	–	
	Yarrie total	49				33			
	B lo HG	–	–	–		–	–	–	
	B hi HG	–	–	–		–	–	–	
	B hi LG	–	–	–		–	–	–	
	M lo HG	145	62.2	0.06		126	61.9	0.06	
	M lo LG	29	58.7	0.06		31	53.8	0.05	
	D lo HG	21	58.5	0.07		18	58.5	0.07	
	Mining Area C total	195				175			
BHP / Renison JV [10]	B hi HG	–	–	–		48	61.1	0.15	
	B hi LG	–	–	–		32	57.5	0.14	
	M lo HG	–	–	–		28	62.6	0.06	
	M lo LG	–	–	–		21	57.6	0.05	
	sub-total	0				129			

Inferred Resources Tonnes (millions dmt)	Grade			Total Resources 2001 Tonnes (millions dmt)	Grade			BHP Billiton Ltd Group Interest %	Competent Person
	%TCu	%SCu	g/tAu		%TCu	%SCu	g/tAu		
571	1.04	–	–	2,253	1.15	–	–	57.5	J.Gilligan
401	0.61	–	–	1,067	0.61	–	–	57.5	J.Gilligan
135	0.84	0.29	–	364	0.71	0.25	–	57.5	J.Gilligan
93	–	0.49	–	378	–	0.56	–	57.5	J.Gilligan
383	0.72	–	–	1,166	0.97	–	–	57.5	J.Gilligan
89	0.80	0.14	–	89	0.80	0.14	–	57.5	J.Gilligan
100	–	0.81	–	100	–	0.81	–	57.5	J.Gilligan
1	0.39	–	–	646	0.20	–	–	100	J.Gage
–	–	–	–	214	0.33	–	–	100	J.Gage
–	–	–	–	4	0.42	–	–	100	J.Gage
44	0.64	0.006	–	674	0.64	0.007	–	100	J.Seguin
5	0.56	0.39	–	284	0.51	0.32	–	100	J.Seguin
–	–	–	–	84	0.19	0.05	–	100	J.Seguin
–	–		–	–		–		100	K. Schuler
6	0.49	–	0.07	217	0.65	–	0.23	100	K.Schuler
15	0.44	–	0.09	185	0.53	–	0.15	100	K.Schuler
27	1.33	–	0.19	144	1.39	–	0.23	100	P.Dupree
3	1.74	1.03	–	47	1.67	1.15	–	100	P.Dupree
75	1.40	–	–	155	1.57	–	–	100	S.Satchwell
16	1.93	–	0.32	16	1.93	–	0.32	100	S.Satchwell
461	0.63	–	–	708	0.64	–	–	100	S.Satchwell, J.Sullivan
116	0.97	–	–	188	0.95	–	–	100	S.Satchwell, J.Sullivan
10	0.45	–	0.45	626	0.79	–	0.87	52	D.Munter, S.Green
	g/tAg	%Pb	%Zn		g/tAg	%Pb	%Zn		
10.8	482	10.7	3.8	40.7	545	12.2	4.3	100	A.Edwards
	%Ni	%Co			%Ni	%Co			
125	1.3	0.09		207	1.3	0.09		75	A.Bailey
10	1.7	0.03		33	1.8	0.02		75	A.Bailey
	%Fe	%P			%Fe	%P			
37	63.4	0.07		746	65.4	0.05		85	M.Kneeshaw, R.Kerr
14	57.2	0.07		190	57.9	0.06		85	M.Kneeshaw, R.Kerr
41	62.2	0.14		297	63.4	0.13		85	M.Kneeshaw, R.Kerr
51	56.8	0.13		183	57.0	0.15		85	M.Kneeshaw, R.Kerr
318	62.2	0.07		492	62.3	0.07		85	M.Kneeshaw, R.Kerr
263	55.9	0.07		377	56.5	0.07		85	M.Kneeshaw, R.Kerr
24	54.9	0.11		24	54.9	0.11		85	M.Kneeshaw, R.Kerr
1	61.1	0.03		12	59.0	0.05		85	M.Kneeshaw, R.Kerr
749				2320					
–	–	–		235	63.0	0.07		100	M.Kneeshaw
5	57.9	0.07		132	57.9	0.07		100	M.Kneeshaw
648	62.0	0.13		678	62.0	0.13		100	M.Kneeshaw
69	57.5	0.11		87	57.6	0.12		100	M.Kneeshaw
7	61.2	0.06		17	61.2	0.07		100	M.Kneeshaw
729				1149					
–	–	–		42	63.3	0.05		85	D.Podmore
–	–	–		28	58.5	0.06		85	D.Podmore
–	–	–		12	61.4	0.10		85	D.Podmore
0				82					
26	63.5	0.04		26	63.5	0.04		85	M.Kneeshaw
96	62.2	0.15		96	62.2	0.15		85	M.Kneeshaw
64	57.8	0.13		64	57.8	0.13		85	M.Kneeshaw
490	61.3	0.06		761	61.6	0.06		85	M.Kneeshaw
34	56.0	0.05		94	56.1	0.06		85	M.Kneeshaw
5	57.6	0.07		44	58.4	0.07		85	M.Kneeshaw
715				1085					
65	62.0	0.16		113	61.6	0.16		88	M.Kneeshaw
17	58.4	0.17		50	57.8	0.15		88	M.Kneeshaw
69	62.4	0.07		97	62.4	0.07		88	M.Kneeshaw
20	57.5	0.05		41	57.6	0.05		88	M.Kneeshaw
171				300					

TOTAL MINERAL RESOURCES CONTINUED (INCLUDES ALL MINERALS RESOURCES INCLUSIVE OF THOSE ALSO CONVERTED TO ORE RESERVES)

Commodity Deposit	type	Measured Resources Tonnes (millions dmt)	Grade %Fe	% P	Indicated Resources Tonnes (millions dmt)	Grade %Fe	% P
Yandi JV[10]	C lo HG	845	58.0	0.04	272	57.5	0.04
	B hi HG	–	–	–	–	–	–
	total	845			272		
Samarco JV[11]	Itabarite	487	47.0	0.045	998	44	0.048
			% Magnetics			% Magnetics	
New Zealand Steel[12]	Waikato Nth Head	215	27.2	–	64	20.7	–
	Taharoa	41	48.2	–	85	42.9	
Diamonds			Carats/tonne			Carats/tonne	
Ekati™[13]	Panda (op)[13.1]	4.0	1.0		2.1	1.0	
	Panda (ug)[13.2]	1.4	1.0		1.0	1.0	
	Misery[13.3]	5.2	4.3		1.2	4.5	
	Koala (op)[13.4]	6.3	1.0		2.3	0.9	
	Koala (u/g)[13.4]	3.2	0.8		3.6	1.1	
	Fox(op[13.5]	8.0	0.3		8.2	0.4	
	Sable[13.5]	12.0	0.9		4.0	0.9	
	Koala North (op)[13.6]	0.1	0.5			–	
	Koala North (u/g)[13.7]		–		1.2	0.5	
	Beartooth (op[13.5]	1.1	1.1		0.2	1.0	
	Pigeon (op)[13.5]	3.1	0.5		1.1	0.5	
	Jay (op)[13.5]	–	–		17.0	2.1	
	Lynx[13.8]	1.1	0.8		0.3	0.8	
	Subtotal	46	1.2		42	1.4	

Iron Ore Ore type Legend	
Brockman ore	B
Marra Mamba ore	M
Channel Iron Deposits	C
Detrital ore (lump product)	D
Yarrie lode ore	Y
Yarrie crustal ore	Yc
Yarrie detrital ore	Yd
High grade ore – see notes	HG
Low grade ore – see notes	LG
Low phosphorus Brockman ore (< 0.1%P)	lo
High phosphorus Brockman ore (> 0.1%P)	hi

Notes to Mineral Resources table

1 The Escondida deposit is a supergene-enriched porphyry copper deposit of Oligocene age in which two major stages of sulphide and one stage of oxide mineralisation contributed to the formation of a giant copper ore body. The principal copper-bearing minerals are chalcocite (Cu2S), chalcopyrite (CuFeS2), covellite (CuS), bornite (Cu5FeS4) and brochantite/antlerite (Cu3-4SO4[OH]6-4). Increase in the total mineral resource reported is due to the release, for the first time, of "Low Grade" Sulphide Ore. This material has a copper grade below the current concentrator cut-off grade, but above an economic cut-off grade (0.53 £ cut-off <0.7% total copper [TCu]), assuming that the ore is stockpiled and processed through the concentrator at the end of present mining. Sulphide material in the range 0.3 to 0.53% TCu is currently being stockpiled, but is not reported herein as it is currently under conceptual study for sulphide bioleaching. Also newly reported is "Mixed Ore", material with mixed oxide-sulphide mineralogy, occurring at the top of the enriched copper ore horizon. This material has the potential to be leach or flotation feed stock and processed to cathode or concentrate. As the process option has not been defined at this time, the material is reported as a mineral resource only. Mixed Ore resource is tabulated at a total copper cut-off grade.

Stockpiles included in the tabulated mineral resource estimates are: Sulphide Ore: Measured Resource includes 16.24 million tonnes (Mt) at 1.30%TCu in stockpiles and Oxide Ore: Measured Resource includes 95.46 Mt grading 0.83% soluble copper [SCu] in stockpiles, plus 4.15 Mt grading 0.46% SCu extracted from t: : Pinta Verde deposit.

2 The Escondida Norte deposit is a supergene-enriched porphyry copper deposit of Oligocene age in which two major stages of sulphide and one stage of oxide mineralisation contributed to the formation of a giant copper ore body of identical deposit type to the La Escondida deposit located 5km to the south. The principal copper-bearing minerals are chalcocite (Cu2S), chalcopyrite (CuFeS2) and covellite (CuS), and brochantite/antlerite (Cu3-4SO4[OH]6-4). The deposit is amenable to bulk mining methods and forms the eastern extension of porphyry-style copper sulphide and oxide mineralisation of the Zaldivar deposit, currently mined in an open-pit by Cia. Minera Zaldivar Ltda.

The Sulphide Ore resource is now quoted at a total copper (TCu) economic cut-off grade of 0.53% TCu, consistent with the Escondida mineral resource statement for flotation feed material. This is a significant change compared with the previous Annual Report (June 2000) where Sulphide mineral resources were reported above a lower cut-off grade (0.45% TCu). Newly reported is "Mixed Ore", material with mixed oxide-sulphide mineralogy, occurring at the top of the enriched copper ore horizon. This material has the potential to be leach or flotation feed stock and processed to cathode or concentrate.

3 The Pinto Valley Mineral Resource is based on the milling and flotation of copper sulphides from ore grade rock and acid leaching and SXEW of copper from lower grade sulphide bearing rock. This report includes stockpiles not previously included in resource.

4 San Manuel is an underground block caving operation on care and maintenance status with an insitu and residual heap leach of oxide ore in active production. The Mineral Resource has not been updated to account for this production.

5 BHP Copper North America ceased operations at the Robinson Mine Site on 24 June 1999. Recent resource changes are a result of an external audit. Due to current mine site care & maintenance status and low copper prices - Liberty material will not be mined and processed economically in the foreseeable future.

6 BHP holds a 99.9% interest in Tintaya, an open-pit copper mine in southern Peru. The remaining interest is held by Peruvian shareholders. Changes to the resource estimate result from additional drilling and geologic interpretation in Tajo, Chabuca Este-Oeste, and Chabuca areas. Additional drilling, geological interpretation and modeling has been completed on the Antapaccay Project and this data is being assessed.

7 The Ok Tedi deposit is sulphide dominant with minor oxide mineralisation. The main ore types include: Sulphide Siltstone, Sulphide Mon. ınite, Sulphide Monzodiorite, Sulphide EndoSkarn, Sulphide Skarn, Oxide Skarn and Pyrite Skarn. The composite copper/gold quartz-n.:nzonite porphyry intrusion incorporates secondary enrichment, .ignificant skarn mineralisation and minor oxide mineralisation. Changes

as at end June 2001 Inferred Resources Tonnes (millions dmt)	Grade %Fe	%P	Total Resources 2001 Tonnes (millions dmt)	Grade %Fe	%P	BHP Billiton Ltd Group Interest %	Competent Person
216	57.3	0.04	1 332	57.8	0.04	85	M.Kneeshaw, R.Kerr
189	58.0	0.15	189	58.0	0.15	85	M.Kneeshaw, R.Kerr
405			1 522				
2 346	41	0.041	3 831	43.0	0.043	50	J.Tizon
	% Magnetics			% Magnetics			
716	20.8	–	995	22.2	–	100	M.O'Connell
6.50	–		133	44.6		100	B.Van Deventer
	Carats/tonne			Carats/tonne			
0.1	1.0		6.2	1.0		80	J.Carlson
0.1	1.0		2.4	1.0		80	J.Carlson
0.1	1.7		6.5	4.3		80	J.Carlson
1.4	0.6		10.0	0.9		80	J.Carlson
1.7	0.9		8.5	1.0		80	J.Carlson
8.6	0.4		24.8	0.4		80	J.Carlson
0.7	1.0		16.8	0.9		80	J.Carlson
–	–		0.1	0.5		80	J.Carlson
–	–		1.2	0.5		80	J.Carlson
–	–		1.3	1.1		80	J.Carlson
0.1	0.5		4.3	0.5		80	J.Carlson
11.7	2.1		28.7	2.1		80	J.Carlson
–	–		1.4	0.8		80	J.Carlson
24	1.3		112	1.3			

from the previous year result from infill drilling incorporating 38 new holes (5,865.7 metres) and 966 additional assay intervals causing both ore gains and losses. Geology was also re-interpreted with relevant sections modified by drilling and pit mapping. Resource changes, due to the new information, also resulted in upgrades of confidence levels (movement of ore material from Indicated to Measured classifications), movement of previously defined waste material to ore, and volume changes along re-interpreted contacts. These changes to the mineral resource have contributed to a net increase of 47.3 million ore tonnes over last year's mineral reserves less FY01 production.

8 The Cannington Ag-Pb-Zn deposit is a Broken Hill Type (BHT) deposit located in the Eastern succession of the Mt Isa inlier. Results from ongoing underground diamond drilling and geological interpretation have seen the upgrading of Inferred Resource to Indicated and Indicated to Measured.

9 No change in the Gag Island nickel laterite resource has occurred since the previous June 2000 report. The oxide zone is defined as the upper limonite and fine grained saprolite part of the Gag Island laterite profile and silicate as the lower, coarse rocky saprolite zone in the laterite profile. Silicate resource has not been estimated for areas where only historical PT Pacific Nikkel Indonesia (PTPNI) drill data is available. The PTPNI drilling was not analysed for Mg and the majority of holes did not penetrate the full silicate section of the profile.

10 The resource grades listed for BHP Iron Ore Pilbara deposits refer to insitu (head grade) iron (Fe) and phosphorus (P) percentages (%) of the various ore types. Ore is defined as high or low phosphorus (P) viz ± 0.1% P levels. The low P Brockman ores represent a core blending source which enables the overall blend of Brockman ores to meet market requirements of max ~ 0.08%P. The balance of high P Brockman ores do not meet current market specifications. Detrital ore grade / tonnes reported are those of the estimated lump product (+6mm) and not the insitu material, except for the Yarrie Y10 (Yd) deposit, where insitu head grade / tonnes are reported. For Mt.Whaleback high grade ore is defined as + 62%Fe, elsewhere + 60%Fe is applied, except for Channel Iron + 54%Fe and Detrital ores + 56%Fe. Low grade ore is generally defined at 54 - 60%Fe. Brockman ores have a martite-(hematite)-goethite mineralogy and are hosted within the Proterozoic Brockman Iron Formation. Marra Mamba ores have a martite-(ochreous)-goethite mineralogy and are hosted within the Archaean Marra Mamba Iron Formation. Channel Iron Deposits (or pisolites) have a goethite-hematite mineralogy and occur within Tertiary age palaeochannels. Yarrie lode ores have a martite-hematite mineralogy and are hosted within the Archaean age Nimingarra Iron Formation in the Yarrie area. Yarrie crustal ore is low grade, near surface hematitic ore occurring on the Nimingarra Iron Formation in the Yarrie area. This is normally fed to a beneficiation plant for up-grading. Yarrie detrital ore is a Proterozoic conglomerate hematite ore occurring in the Eel Creek Formation in the Yarrie area. This is normally fed to a beneficiation plant for up-grading, but may also be direct high grade feed. The report for last year contained a mixture of wet and dry tonnes, with the resources of active mines not divided into HG and LG. This year the HG/LG split was applied to all deposits and all figures are reported as dry metric tonnes.

11 The BHP Billiton Limited Group has 50% interest in the Samarco iron ore operation, which includes mining processing and pelletising. A review of the Samarco Mineral Resource has been completed to bring it into compliance with the JORC code.

12 The New Zealand Steel Mineral Resource is for the Waikato North Head iron sands deposit and is made up of titano-magnetite sands.

13 Ekati™ Diamond Minerals Resources are reported using a 1.0mm size cutoff.

13.1 Depletion of resource by mining (removal of resources on upper benches). New resource model based on recent reverse circulation drilling (lower grade).

13.2 Reverse circulation drilling program carried out in summer 2001, provided grade and tonnage estimates for deep portions of Panda kimberlite.

13.3 No changes in resource model from June 2000 report. Delineation drilling carried out late in FY01 not incorporated into the resource model at this date.

13.4 Geotechnical design change resulted in a shallower pit, thus resulting in the reclassification of some benches for potential exploitation by a future Koala underground.

13.5 No change in resource classification from end June 2000.

13.6 Change of resources: depletion of resource by test mining, lower grade based on bulk sampling results.

13.7 Change of resources: new resource grade model, resource classifications changed.

13.8 New resource declared based on exploration RC drilling program - sample processing conducted in FY01. Geological model and resource model completed.

14 The Whyalla Iron Ore Resource reported last year is not reported due to the spin-out of OneSteel, which included the Whyalla iron ore operations.

TOTAL COAL RESOURCES (COAL RESOURCES ARE QUOTED IN TOTAL INCLUSIVE OF COAL RESERVES)[1]

Ownership	Deposit	Potential[2] mining method	Coal[3] type	Measured Resource Tonnes (millions)	Calorific[4] Value (Kcal/kg)	Volatile[4] matter %	Indicated Resource Tonnes (millions)
Queensland Coal Resources at operating mines							
	Goonyella	OC/UG	Met	1 387		22.9	278
	Peak Downs[6]	OC/UG	Met	1 355		20.1	735
	Saraji	OC/UG	Met	458		18	88
	Norwich Park	OC/UG	Met	402		17.6	124
	Blackwater	OC/UG	Met/Th	482	7529	25.7	253
	Sub–total			4 084			1 478
GREGORY JV							
	Gregory Crinum	OC/UG	Met/Th	211		33.4	29
BHP Mitsui							
	Riverside	OC	Met	22		23.2	
	Kemmis Walker	OC	Met/Th	77	7763	13.1	45
	Sub–total			99			45
Total Queensland Coal resources at operating mines				4 394			1 552
Queensland Coal undeveloped resources							
CQCA JV[5]							
	Red Hill	UG	Met	90		20.9	406
	Daunia[6]	OC	Met/Th	109		20.2	54
	Peak Downs East	UG	Met				668
	Sub–total			199			1 128
GREGORY JV							
	Liskeard	OC	Th	13			
BHP Mitsui							
	Wards Well	UG	Met	331		21.6	289
	Lancewood	UG	Met				225
	Bee Creek[6]	OC	Th				55
	Nebo West	OC	Th				178
	Poitrel/Winchester[6]	OC/UG	Met/Th	143		23.7	53
	Sub–total			474			799
Total undeveloped Queensland resources				685			1 927
Total Queensland Coal resources				5 079			3 479
New Mexico							
	San Juan[7]	OC & UG	Th	250	5 600		22.0
	La Plata	OC	Th	57	5 500		
	Navajo	OC	Th	920	4 800		
	Sub–total			1 227			22
Illawara Coal Resources at Operating mines							
	Appin	UG	Met/Th	166			150
	West Cliff	UG	Met/Th	185			60
	Cordeaux	UG	Met/Th	134			87
	Tower	UG	Met/Th	79			44
	Kemira	UG	Met/Th	197			84
	Elouera	UG	Met/Th	165			63
	Sub–total			955			488
Illawara Coal Undeveloped resources							
	A248 & 442	UG	Met/Th	128			231
BHP Coal Indonesia Operating mines							
	Senakin	OC	Sub–Bit	100	6 200		70
	Satui	OC	Sub–Bit	64	6 700		61
	Petangis	OC	Sub–Bit	8	6 020		10
	Satui Mulia	OC	Lig	125	5 000		126
	Sub–total			297			267
BHP Coal Indonesia Undeveloped Deposits							
	Ata, Mereh, Saring, Mangkalapi, Pulau Laut, Bangkalaan, Bindu–Betitit	OC	Sub-Bit	102	6 100		91
	Asam Asam, Jumbang, Sarongga	OC	Lig	152	4 900		192

Notes to Total Coal Resources table

1 Coal Resources are quoted in total inclusive of coal reserves.

2 Mining method: OC = opencut, UG = underground.

3 Coal type: Met = metallurgical coal, Th = thermal coal, Sub-bit = Sub-bituminous, Lig = Lignite.

4 Coal quality is for a potential product rather than the insitu quality and is on air dried basis.

5 The ownership of the CQCA and Gregory JV's has been equalised between BHP and Mitsubishi Development through the BHP Mitsubishi Alliance effective 28 June 2001.

Calorific Value (Kcal/kg)	Volatile [4] matter %	Inferred Resource Tonnes (millions)	Calorific Value (Kcal/kg)	at end 2001 Volatile [4] matter %	at end 2000 Total Tonnes (millions)	Total tonnes (millions)	BHP Billiton Ltd Group interest %	Competent person
	22.0	14		22.5	1 680	1 689	50 [5]	D.Dunn
		248			2 338	1 951	50 [5]	D.Dunn
	17.5	9		17.4	555	561	50 [5]	D.Dunn
	17.4	39		17.4	564	569	50 [5]	D.Dunn
7 470	25.2	272	7 570	22.1	1007	1 016	50 [5]	D.Dunn
		582			6 144	5 786		
	33.1	2		33	241	249	50 [5]	D.Dunn
					22	27	80	D.Dunn
7 754	13.4	353	7 756	13.4	475	478	80	D.Dunn
		353			496	504		
		936			6 882	6 539		
	19.6	306		18	801	801	50 [5]	D.Dunn
	20.3				163	204	50 [5]	D.Dunn
	17.5	104		18.4	772	772	50 [5]	D.Dunn
		410			1 736	1 777		
					13	13	50 [6]	D.Dunn
	21.6				620	620	80	D.Dunn
	20.7				225	225	80	D.Dunn
	14.1	5		13	60	131	80	D.Dunn
6 930	7.5				178	178	80	D.Dunn
		19		215	328	80		D.Dunn
		24			1 297	1 482		
		434			3 046	3 271		
		1 370			9 928	9 810		
5 700					272	150	100	R.Van Valkenburg
					57	60	100	R.Van Valkenburg
					920	930	100	R.Van Valkenburg
					1 249	1 140		
		41			357	366	100	B.Clark
		11			256	262	100	B.Clark
		4			225	226	100	B Clark
		10			132	139	100	B.Clark
		77			358	358	100	B.Clark
		27			260	260	100	B.Clark
		169			1 352	1 611		
		72			431	0	100	B.Clark
6 200		54	6 200		224	229	80	E.Febriadi
6 700		55	6 700		180	185	80	E.Febriadi
6 020		10	6 020		27	29	80	E.Febriadi
5 000		53	5 000		304	304	80	E.Febriadi
		171			735	748		
5 900		50	6 200		243	243	80	E.Febriadi
4 700		274	4 500		619	619	80	E.Febriadi

6 The total resource estimate for Peak Downs has increased following modelling and resource estimation (the area was excluded last years due to lack of reliable points of observation). There has been a significant reduction in the resources estimate published last year by SBCL, caused by a re-classification of resources using the method applied uniformly to all assets managed by BHP Coal, in compliance with the JORC Code. Resource estimates at Daunia, Poitrel/Winchester and Bee Creek have been reduced during remodelling and re-estimation of resources to make the estimates more compliant with JORC.

7 Acquired new lease area (Deep Lease Extension).

INFORMATION ON THE COMPANY CONTINUED

Oil and gas reserves

Reserves

Petroleum's estimates of its net proved reserves of crude oil, condensate, LPG and natural gas as at 30 June 2001, 30 June 2000, 31 May 1999 and 31 May 1998 respectively, are set forth in the following tables. The reserves estimates were subject to economic tests specified in US Statement of Financial Accounting Standards No. 69 (SFAS No. 69) to demonstrate their commerciality under current prices and costs.

Tabulated information on Petroleum's reserves represents Petroleum's net interest after deduction of royalties, fuel and flare. The production figures in the reserves tables are after royalty, fuel and flare deductions and corrections to previous estimates. The figures may not add because of rounding errors.

Proved Developed and Undeveloped Oil, Condensate and LPG Reserves (a)
(millions of barrels)

	Australia	Asia	UK	Americas	Other (b)	Total
Reserves at 31 May 1998	517.7	14.3	71.3	20.5	–	623.8
Improved recovery	–	–	–	–	–	–
Revisions of previous estimates	17.0	(1.5)	3.7	6.5	1.7	27.4
Extensions and discoveries	–	0.1	–	0.1	18.7	18.9
Purchases/sales of reserves	(7.1)	–	–	–	–	(7.1)
Production (c)	(57.6)	(2.7)	(9.3)	(3.5)	–	(73.1)
Total changes	(47.7)	(4.1)	(5.6)	3.1	20.4	(33.9)
Reserves at 31 May 1999	470.0	10.2	65.7	23.6	20.4	589.9
Improved recovery	–	–	–	–	–	–
Revisions of previous estimates	26.2	(0.2)	2.0	(0.1)	2.3	30.2
Extensions and discoveries	19.9	–	1.9	9.4	9.5	40.7
Purchase/sales of reserves	–	(8.7)	–	(0.1)	–	(8.8)
Production (c)	(77.8)	(1.3)	(11.7)	(4.2)	–	(95.0)
Total changes	(31.7)	(10.2)	(7.8)	5.0	11.8	(32.9)
Reserves at 30 June 2000	438.3	–	57.9	28.6	32.2	557.0
Improved recovery	0.4	–	–	–	–	0.4
Revisions of previous estimates	5.3	–	0.1	0.5	0.4	6.3
Extensions and discoveries	4.4	–	0.8	67.6	73.3	146.1
Purchase/sales of reserves	(0.9)	–	–	3.8	(18.3)	(15.4)
Production (c)	(70.7)	–	(12.2)	(4.2)	(0.0)	(87.1)
Total changes	(61.5)	–	(11.3)	67.7	55.4	50.3
Reserves at 30 June 2001	**376.8**	**–**	**46.6**	**96.3**	**87.6**	**607.3**

Proved Developed Oil, Condensate and LPG Reserves (a)
(millions of barrels)

	Australia	Asia	UK	Americas	Other (b)	Total
Reserves at 31 May 1998	355.2	9.8	43.0	14.7	–	422.7
Reserves at 31 May 1999	331.7	8.8	49.4	14.8	–	404.7
Reserves at 30 June 2000	334.2	–	46.3	11.3	–	391.8
Reserves at 30 June 2001	**268.6**	**–**	**40.9**	**9.4**	**–**	**318.9**

(a) In Bass Strait, the North West Shelf and the North Sea, LPG is extracted separately from crude oil and natural gas.

(b) 'Other' consists of Algeria and Pakistan.

(c) Production for reserves reconciliation differs slightly from marketable production due to timing of sales and corrections to previous estimates.

INFORMATION ON THE COMPANY CONTINUED

Proved Developed and Undeveloped Natural Gas Reserves
(billions of cubic feet)

	Australia (a)	Asia (b)	UK	Americas	Other (c)	Total
Reserves at 31 May 1998	3 723.5	–	877.4	103.2	–	4 704.1
Improved recovery	–	–	–	–	–	–
Revisions of previous estimates	278.8	–	41.9	20.1	–	340.8
Extensions and discoveries	–	–	–	8.0	–	8.0
Purchase/sales of reserves	–	–	–	–	–	–
Production (d)	(157.7)	–	(69.6)	(5.2)	–	(232.5)
Total changes	121.1	–	(27.7)	22.9	–	116.3
Reserves at 31 May 1999	3 844.6	–	849.7	126.1	–	4 820.4
Improved recovery	–	–	–	–	–	–
Revisions of previous estimates	280.5	–	7.3	–	–	287.8
Extensions and discoveries	196.4	–	–	35.2	10.2	241.8
Purchases/sales of reserves	–	–	(79.1)	(2.7)	–	(81.8)
Production (d)	(188.8)	–	(72.9)	(16.2)	–	(277.9)
Total changes	288.1	–	(144.7)	16.3	10.2	169.9
Reserves at 30 June 2000	4 132.7	–	705.0	142.4	10.2	4 990.3
Improved recovery	–	–	–	–	–	–
Revisions of previous estimates	73.1	–	(43.9)	(26.4)	(0.3)	2.6
Extensions and discoveries	27.8	–	–	38.5	5.1	71.4
Purchases/sales of reserves	–	–	–	6.1	–	6.1
Production (d)	(167.7)	–	(67.1)	(21.5)	(2.5)	(258.8)
Total changes	(66.8)	–	(111.1)	(3.2)	2.4	(178.6)
Reserves at 30 June 2001	**4065.9**	**–**	**593.9**	**139.2**	**12.6**	**4811.7**

Proved Developed Natural Gas Reserves
(billions of cubic feet)

	Australia (a)	Asia (b)	UK	Americas	Other (c)	Total
Reserves at 31 May 1998	2 396.4	–	639.3	96.4	–	3 132.1
Reserves at 31 May 1999	2 365.4	–	617.8	117.4	–	3 100.6
Reserves at 30 June 2000	2 437.0	–	522.4	125.9	–	3 085.3
Reserves at 30 June 2001	**2 290.6**	**–**	**550.2**	**84.6**	**12.6**	**2 937.9**

(a) Production for Australia includes gas sold as LNG.

(b) 'Asia' consists of PNG, which had liquids reserve only, all of which were sold during 1999–2000.

(c) 'Other' consists of Pakistan.

(d) Production for reserves differs slightly from marketable production due to timing of sales and corrections to previous estimates.

INFORMATION ON THE COMPANY CONTINUED

Conversion factors and abbreviations table

To Convert	To	Multiply by
Crude Oil (a)		
Barrels (Bbl)	Cubic metres (m3)	0.158907
Barrels (Bbl)	Litres	158.907
Barrels (Bbl)	tonnes (t) (approx.)	0.136
LPG		
tonnes (t)	Barrels (Bbl) (approx.)	11.6
Ethane		
tonnes (t)	Thousand cubic feet (Mcf) (approx.)	26.8
LNG		
tonnes (t)	Thousand cubic feet (Mcf) (approx.)	45.9
Natural Gas		
Cubic feet (cf)	Cubic metres (m3)	0.0282623
Thousand cubic feet (Mcf)	Cubic metres (m3)	28.2623
Billion cubic feet (Bcf)	Cubic metres (m3)	28 262 300
Cubic metres (m3)	Cubic feet (cf)	35.3828
Oil Equivalents		
Barrels (Bbl)	Cubic feet (cf) (approx.)	6 000
Million cubic feet a day (MMcf/d)	Barrels of oil equivalent a year (approx.)	60 875

(a) Representative for a crude oil with average 33.5° API gravity.

INFORMATION ON THE COMPANY CONTINUED

Minerals

Minerals produces iron ore, HBI, coal, copper concentrate, copper cathode, diamonds, gold, silver/lead concentrate and zinc concentrate. It manages operations in Australia, Canada, Chile, Indonesia, Papua New Guinea, Peru and the United States, has interests in iron ore in Brazil and conducts exploration activities in many countries. Production from Australian operations is largely exported or used by Steel in its operations.

In June 2001 the BHP Billiton Limited Group and Mitsubishi Development Pty Ltd completed the move to equal ownership of their interests in the CQCA and Gregory Metallurgical Coal Joint Ventures in Queensland. In March 2001, the BHP Billiton Limited Group announced it would write-off its equity investment in the Orinoco HBI Plant, cease any further investment and raise provisions to support the BHP Billiton Limited Group's total financial obligations in relation to the asset. Over the last year, the BHP Billiton Limited Group has been negotiating with the other shareholders on the terms and conditions related to its exit from Ok Tedi. Based on the status of these negotiations it has been decided to write-off the BHP Billiton Limited Group's share of Ok Tedi's net assets. During June 2001 Minerals successfully acquired 98.2% of the Class A shares and 84.9% of the Class B shares of Dia Met Minerals Ltd. Dia Met is a publically traded Canadian mineral exploration and development company with a primary focus on diamonds. The company's principal asset is a 29% joint venture interest in the Ekati™ diamond mine in Canada.

Total capital expenditure throughout Minerals during 2000-2001, including investments, was $2 277 million.

Iron Ore

Mt Newman Joint Venture Mines

The Mt Newman project, a joint venture in which the BHP Billiton Limited Group holds an 85% interest, is located in the Pilbara region of Western Australia. The BHP Billiton Limited Group manages the Mt Newman project. Other participants and their interests in this venture are Mitsui-Itochu Iron Pty Ltd (10%) and CI Minerals Australia Pty Ltd (5%).

Production commenced in 1969 at the Mt Whaleback orebody. Today production continues to be sourced from the major Mt Whaleback orebody and is complemented by production from three minor ore bodies: Orebody 29 (OB29), Orebody 30/35 (OB30/35) and the contractor operated Orebody 23/25 (OB23/25).

Facilities at Mt Whaleback include primary and secondary crushing plants, a heavy media beneficiation plant and a train-loading facility.

All production is transported 426 kilometres on a railway owned by the joint venturers to the Nelson Point shipping facility at Port Hedland, Western Australia. Facilities at the port include car dumpers, crushing and screening plants, stockpile reclaimers and ship loading equipment. Vessels of 250 000 deadweight tonnes can be loaded in the sheltered harbour.

In 1998 an under-harbour tunnel between the Nelson Point and Finucane Island facilities was commissioned which has allowed for the transporting of ore to the HBI Western Australia plant and the direct shipment of ore by use of the Finucane Island ship loading facilities. Capacity of the Nelson Point facilities located at Port Hedland is now approximately 60 million tpa.

During 2000-2001 Mt Newman shipments to Japan represented 39.6% of total despatches. Approximately 9.1% of shipments were made to the BHP Billiton Limited Group's Steel and HBI operations. Sales were also made to South Korea, China, Taiwan, Germany, France, the United Kingdom, Romania and Turkey.

Mt Goldsworthy Mines

The Mt Goldsworthy Mining Associates project, a joint venture in which the BHP Billiton Limited Group holds an 85% interest, is located 180 kilometres east of Port Hedland in the Pilbara region of Western Australia. The BHP Billiton Limited Group manages the Mt Goldsworthy Mining Associates project. The other joint venture participants, and their interests, are CI Minerals Australia Pty Ltd (8%) and Mitsui Iron Ore Corporation Pty Ltd (7%).

All production is transported on a railway owned by the joint venturers to Port Hedland, Western Australia. Shipments are made through the Finucane Island facility which has a capacity of approximately 12 million tpa. During 2000-2001 Mt Goldsworthy shipments to Japan totalled 48.4% of sales.

Mining at the Mt Goldsworthy leases is carried out by an independent mining company on behalf of the joint venture.

Yandi Mine

The Yandi project, a joint venture in which the BHP Billiton Limited Group holds an 85% interest, is located 92 kilometres north of Mt Newman in the Pilbara region of Western Australia. The BHP Billiton Limited Group manages the Yandi project. The other joint venture participants, and their interests, are CI Minerals Australia Pty Ltd (8%) and Mitsui Iron Ore Corporation Pty Ltd (7%).

Development of the orebody commenced in 1991. This included construction of a rail spur to the existing Mt Newman/Hedland rail line, mine load-out tunnel and on-site administration infrastructure, and the contract mining of the orebody. The first shipment of iron ore was despatched in March 1992.

INFORMATION ON THE COMPANY CONTINUED

In October 1995 Minerals expanded the capacity of the Yandi mine by 10 million tpa to 25 million tpa. The expansion involved the construction of a new mine at Central Mesa I, processing plant, train loading facilities and an additional 10 kilometre railway spur. Railing of the first ore from the new mine commenced in September 1996.

During 2000-2001 pre-stripping activities at Central Mesa 5 have been completed, with ore from this deposit now being handled through the existing Eastern 2 processing plant and train loading facilities. The infrastructure now in place will allow the Yandi mine to produce 30 million tpa, in accordance with the terms of the Iron Ore (Marillana Creek) Agreement Act 1991.

During 2000-2001 Yandi shipments to Japan and Korea represented 46.6% and 26.5% of total dispatches respectively.

The Yandi deposits are mined by an independent contract mining company on behalf of the Yandi joint venture.

Jimblebar Mine

BHP Iron Ore (Jimblebar) Pty Ltd has the mining rights to a number of iron ore deposits located near Mt Newman in Western Australia. The Jimblebar mine is 100% owned by the BHP Billiton Limited Group.

All ore produced at Jimblebar is blended with ore produced from the Mt Newman joint venturers' Mt Whaleback and satellite orebodies.

Jimblebar is mined by an independent contract mining company on behalf of the BHP Billiton Limited Group.

Western Australian Iron Ore Asset Development Projects

Mining Area C is the BHP Billiton Limited Group's next major iron ore resource development utilising the largest undeveloped Marra Mamba resource in the Pilbara. The project involves developing mine infrastructure and a rail spur link to the existing Yandi/Newman railway and is currently in pre-feasibility stage. BHP Minerals Pty Ltd and Pohang Iron & Steel Co Ltd (POSCO), the world's largest steel maker, have signed a letter of intent to enter into a joint venture to develop and operate one of the deposits at Mining Area C.

Samarco

The BHP Billiton Limited Group owns 50% of Samarco Mineração S.A. (Samarco), a Brazilian company. The remaining interest is held by Sociedade Anomima Mineração da Trindade-Samitri, a subsidiary of Companhia Vale do Rio Doce.

Samarco operates an open-pit iron ore mine (Alegria) and concentrator at Germano and pelletising operations and a port at Ponta Ubu in Brazil, utilising long-term mining concessions from the Brazilian Government. Iron concentrates are transported to the port by a 396-kilometre slurry pipeline. Production at Germano commenced in 1977. Except for minor trial cargoes and pellet screenings, all sales are under multi-year contracts.

The Alegria mine commenced production in 1992 and has replaced the depleted Germano mine. The concentration plant is capable of an annual production of 15.0 million tonnes of iron ore concentrate. At Ponta Ubu, the pelletising plant has an annual production capacity of 12.8 million tonnes of pellets and up to 2.0 million tonnes of concentrate and screens.

Western Australian Iron Ore – State Government Agreements

Mt Goldsworthy, McCamey's Monster and Marillana Creek Agreements

On 31 March 1994 the Western Australian Government agreed to delete all secondary processing obligations in respect of these agreements and to remove all limits on production from three mining areas (Mining Area C, Yandi and Jimblebar) in exchange for a new secondary processing obligation.

The new secondary processing obligation required BHP Minerals Pty Ltd, alone or in association with others, to spend $400 million (in 1993 dollars) on the further processing of iron ore or on an alternative investment approved by the Minister for Resources Development. Further processing is defined to include the production of iron and steel, HBI, iron carbide sinter or pellets.

The completion of a HBI plant at Port Hedland satisfied these obligations with the Western Australian Government on 18 February 1999, when reduction process trials commenced on the dedicated research and development train, the first of four processing trains (i.e. when the first hot briquette of iron for that train was produced). Refer 'Information on the company – Minerals – HBI Western Australia'.

Waikato North Head Mine

The Waikato North Head ironsand mine is operated by, and supplies all its production to, New Zealand Steel (NZS). NZS has an exclusive licence with the New Zealand Government to mine ironsands for a period of 100 years, commencing in 1966.

Mining is achieved by two bucket-wheel excavators supported by a track shiftable conveyor system. Processing of the ore is by magnetic and gravity separation, producing a titaniferous ironsand concentrate of 58.5% iron. The product is transported to the steel mill via an 18-kilometre high-pressure slurry pipeline.

Taharoa Mine

The site of the Taharoa ironsand mine is leased by its Maori owners to NZS for a period of 70 years, commencing in 1972. The mine is operated by NZS.

INFORMATION ON THE COMPANY CONTINUED

Mining is achieved by a conventional cutter suction dredge. Processing of the ore is by magnetic and gravity separation in a floating concentrator unit, producing a titaniferous ironsand concentrate of 56.7% iron. The product is transported to waiting ships via twin three-kilometre slurry pipelines and a single-point mooring buoy.

This mine's product was exported to the Japanese and Chinese steelmaking industries in 2000-2001.

Coal

Queensland Coal

The BHP Billiton Limited Group jointly owns, with Mitsubishi Development Pty. Ltd. (Mitsubishi), nine open-pit coal mines and one underground coal mine and a port in the Bowen Basin, Queensland, Australia. The majority of production is of high quality metallurgical coal used for steel production.

In November 2000, the BHP Billiton Limited Group and Mitsubishi jointly acquired effective control of QCT Resources Ltd ('QCT'). QCT owns the South Blackwater mine as well as interests in the Central Queensland Coal Associates (CQCA) and Gregory joint ventures. The acquisition brought the BHP Billiton Limited Group's total interest in the CQCA joint venture to 68.285%, and in the Gregory joint venture to 80.325%, as well as giving the BHP Billiton Limited Group a 50% interest in the South Blackwater operation from December 2000 until completion of the equalisation transaction with Mitsubishi (see below). QCT also managed the South Blackwater operation comprising one underground mine (a second underground mine was closed end-February 2001), and some open-pit operations.

On 28 March 2001 the BHP Billiton Limited Group and Mitsubishi announced an intention to move to equal ownership interests in the CQCA and Gregory joint ventures. This was a further step in the strategic alliance formed between the BHP Billiton Limited Group and Mitsubishi at the time of the joint acquisition of QCT. The BHP Billiton Limited Group and Mitsubishi concluded the transaction on 28 June 2001 at which time Mitsubishi acquired the balance of the shares in QCT from the BHP Billiton Limited Group. The transaction between the BHP Billiton Limited Group and Mitsubishi resulted in the transfer of 18.285% of the CQCA joint venture and 30.325% of the Gregory joint venture from the BHP Billiton Limited Group to Mitsubishi for the sum of A$1 005 million. Following this transaction the BHP Billiton Limited Group's interest in the CQCA and Gregory joint ventures is 50%. The BHP Billiton Limited Group and Mitsubishi control operations through a jointly owned entity, BM Alliance Coal Operations Pty Ltd (BMA), and jointly market the coal produced.

In December 2000, the Queensland Competition Authority (QCA) handed down a draft determination on a rail undertaking which will govern the terms and conditions for access to existing monopoly controlled rail infrastructure. This undertaking will pave the way for the introduction of third-party operators to the rail network with the resultant competition expected to provide the opportunity for significant future savings in rail costs. Following a three-month period for review and comment by all parties, QCA released its final determination on 13 July 2001. A further set of processes now need to be undertaken before final implementation. These are not expected to be completed until the first quarter of calendar year 2002.

In July 1998, the Federal Government passed the Native Title Amendment Act, which provided greater certainty on existence and extinguishment of native title. There are several native title claims over Queensland coal mines which have the potential to affect some parts of the operations, but thus far have not had a significant adverse impact.

Central Queensland Coal Associates (CQCA) and Gregory joint ventures

CQCA operates five open-pit mines (Blackwater, Goonyella, Peak Downs, Saraji and Norwich Park) and port facilities at Hay Point.

The Gregory joint venture operates two coal mines. One is an open pit mine, Gregory, and the other an underground mine, Crinum.

All of these mines are located in Queensland, Australia.

Most of the coal from the CQCA northern area mines and some coal from the Gregory joint venture mine is shipped through the port of Hay Point. This coal export terminal is owned by CQCA and is operated by BMA on behalf of the joint venture. Most of the coal from the Blackwater and Gregory joint venture mines is shipped through the R.G. Tanna Coal Terminal at Gladstone, which is owned by the Gladstone Port Authority. All of the coal from the CQCA mines and the Gregory joint venture mines is transported to ports on railroads owned and operated by the State of Queensland.

The leases for the CQCA mines (except Blackwater mine) generally expire in 2010 (although some expire in 2004 and 2012). Some leases are renewable for two further periods each of 21 years and the remainder are renewable for such further periods as the Queensland Governor-in-Council allows in the circumstances of each particular case. Leases for the Blackwater mine expire in 2008, 2009, 2011 and 2021 and are renewable. One lease expired in 2000, and an application for renewal for a period of 21 years has been lodged. Leases for the Gregory and Crinum mines expire in 2006, 2014 and 2018 and, except for one lease, are renewable for periods of 21 years. One lease expired in 1998 and application for renewal for a period of 21 years has been lodged.

Metallurgical coal is sold primarily to Japanese, other Asian, European and South American steel producers under term contracts of varying lengths. In 2000-2001, approximately 33% of metallurgical shipments were to Japan, approximately 33% to

INFORMATION ON THE COMPANY CONTINUED

Europe and the balance to other geographic areas. Prices are generally determined annually. Some sales are also made on the spot market.

The CQCA and Gregory joint ventures also produce some thermal coal.

BHP Mitsui Coal

The BHP Billiton Limited Group has an 80% interest in BHP Mitsui Coal Pty Ltd (BHPMC). The remaining interest is held by Mitsui & Co. Ltd Group. Until 28 June 2001 the BHP Billiton Limited Group managed BHPMC's coal mines at Riverside and South Walker Creek (SWC), in central Queensland, Australia, now managed by BMA. Riverside, commissioned in 1983, an open-pit mine producing metallurgical coal. SWC commenced production as an operational mine in 1998. It is an open-pit mining operation, producing pulverised coal injection fuel (PCI), weak metallurgical coal and energy coal. Substantially all of the operations at SWC are contracted out to Thiess Contractors for two years from 30 November 2000. Markets for SWC coal have been and continue to be developed in Europe, Japan, Korea and Brazil principally for use as a PCI fuel but also as a blend metallurgical coal. Energy markets are also being pursued.

BHPMC's mining leases expire in 2003, 2005 and 2020 and are renewable for such further periods as the Queensland Governor-in-Council allows in the circumstances of each particular case. Four leases expired in 1999 and three leases have been renewed until 2020, with one renewal for a period of 21 years still pending. Based on current plans for future open cut production, reserves presently dedicated to the Riverside mine will be exhausted in four years. Arrangements have been put in place to utilise some Riverside mine assets in conjunction with the adjacent CQCA Goonyella mine.

Illawarra Coal

The BHP Billiton Limited Group owns and operates five underground coal mines (Appin, Tower, Cordeaux, Elouera and West Cliff) in the Illawarra region of New South Wales, Australia, that produce coal primarily suitable for coking. The operations of the Cordeaux Colliery have been placed under care and maintenance from April 2001. Coal is generally produced under leases generally expiring in 2010 and 2011, which have renewal rights under the New South Wales Mining Act 1992. Current production capacity of these mines is 7.9 million tonnes of clean wet coal per year.

The majority of metallurgical coal produced at Illawarra Coal is consumed at the BHP Billiton Limited Group's steelworks at Port Kembla, New South Wales and OneSteel's steelworks at Whyalla, South Australia, with the remainder exported. The middlings by-product is sold into the export energy market.

In conjunction with a subcontractor, coal bed methane gas from three mines is converted into electricity and sold to a power utility.

The BHP Billiton Limited Group is a one-sixth shareholder in Port Kembla Coal Terminal Limited which operates a coal terminal at Port Kembla in New South Wales, Australia. The BHP Billiton Limited Group is also responsible for management of the terminal.

The BHP Billiton Limited Group has recently submitted an Environmental Impact Statement to the New South Wales Department of Urban Affairs and Planning in respect of the Dendrobium project, a replacement underground mine for Elouera. Elouera will cease longwall operations in 2005 owing to reserves depletion. Dendrobium would be a modern longwall mine producing 3.5 to 4.5 million tpa with a start-up capital requirement of approximately A$180 million. It is expected approval will be sought from the BHP Billiton Limited Board early in calendar year 2002.

Kalimantan Coal

The BHP Billiton Limited Group holds 80% of the shares in PT Arutmin Indonesia, which operates two thermal coal mines in southern Kalimantan, Indonesia, and an 80% beneficial interest in PT BHP Kendilo Coal Indonesia that has a thermal coal project in eastern Kalimantan, Indonesia.

PT Arutmin Indonesia's two thermal coal mines are Senakin and Satui. Adjacent to Satui are Lignite Reserves (Mulia) from which a number of trial parcels have been mined. The remaining 20% share in PT Arutmin Indonesia is held by PT Bakrie and Brothers.

Construction of the Senakin and Satui mines was completed in August 1989 and April 1991 respectively. An expansion of the Senakin mine was completed in April 1994, which increased its capacity to four million tonnes per annum. On 19 May 2000, PT Arutmin Indonesia signed an agreement with PT Thiess Contractors Indonesia to contract out the mining operations at Senakin and Satui mines. Contract mining commenced 12 June 2000. Under the terms of the contract, PT Thiess Contractors Indonesia are responsible for the complete operation of each mine, from mine planning through to product loadout, which is expected to total approximately 8.5 to 9.5 million tonnes per annum. Construction of a coal trans-shipment port was completed in March 1994.

The Coal Contract of Work with the Indonesian Government requires that equity held by the foreign shareholder in PT Arutmin Indonesia be offered to Indonesians from 1994 onwards. Under this agreement, 51% of the shares in PT Arutmin Indonesia was required to be offered to Indonesians by the end of calendar 1999 in specific intervals. This amount is currently satisfied as to 20% by the shareholding of PT Bakrie and Brothers and on 26 May 2000, a 31% interest was offered to five Indonesian entities who had three months to accept as per the terms of the Coal Contract of Work. No acceptances were received for the offer. The Coal Contract of Work requires another off· of 31% to be made in 2001. The Coal Contract of Work also sets out the basis for establishing the offer

INFORMATION ON THE COMPANY CONTINUED

price and the BHP Billiton Limited Group is currently in dialogue with the Indonesian government to determine the price for this year's offer. The BHP Billiton Limited Group also holds an 80% interest in Kendilo Coal Inc which in turn owns all shares but one in PT BHP Kendilo Coal Indonesia (formerly PT Utah Indonesia). The remaining 20% of Kendilo Coal Inc is owned by Mitsui Mining Company Ltd of Japan, which also owns one share in PT BHP Kendilo Coal Indonesia. PT BHP Kendilo Coal Indonesia holds a thermal coal deposit in eastern Kalimantan, Indonesia. Development of PT BHP Kendilo Coal Indonesia's Petangis deposit was completed in March 1994. The Petangis development is designed to provide a production capacity of 1.0 million tpa. It is planned that the Petangis mine will close towards the middle of the 2002 calendar year as all marketable reserves will have been mined.

Under the Coal Contract of Work with the Indonesian Government, Kendilo Coal Inc is required to offer shareholdings in PT BHP Kendilo Coal Indonesia to Indonesian interests annually so that 51% of the company will have been offered by calendar 2004. The Coal Contract of Work requires that an initial 15% offer be made to Indonesian participants of PT BHP Kendilo Coal Indonesia during calendar 1999. This was not made as the price could not be agreed with the Indonesian Government. The Coal Contract of Works requires that a 23% share offering be made in calendar 2000 and a further 7% in calendar 2001. The BHP Billiton Limited Group is currently in dialogue with the Indonesian Government clarifying details to meet this requirement.

Navajo Mine

The Navajo surface coal mine, which is located in the Navajo Nation, New Mexico, US, has been in operation since 1963 under a long-term lease from the Navajo Nation. The lease continues for as long as coal is being produced in paying quantities. The Navajo mine has the capacity to produce eight to nine million tonnes annually and is the sole supplier of coal to the Four Corners Power Plant operated by the Arizona Public Service Company. Coal is transported 25 kilometres from the production areas via the BHP Billiton Limited Group owned railroad to the Four Corners Power Plant. The coal is sold under two contracts, each continuing until the end of calendar 2004, with a right at the customer's option to extend for up to an additional 15 years. The price is a stated amount plus escalation based on certain cost indices plus reimbursement of certain regulatory costs. Contracts are supplemented by an incremental pricing agreement in effect until 31 December 2001. Contractual deliveries have varied annually, principally because of generating plant shutdowns for maintenance and general market conditions. The BHP Billiton Limited Group has commenced discussions with Arizona Public Service Company directed towards reaching agreement on terms for extension of the coal supply contracts.

The bulk of the power generated at the Four Corners Power Plant is sold in California and Arizona.

San Juan/La Plata Mines

The San Juan mine located in New Mexico, US, commenced operations in 1974 and, under the lease arrangements applicable to the mine, the BHP Billiton Limited Group is permitted to mine the properties as required to meet its coal sales obligations. The BHP Billiton Limited Group has entered into a coal sales contract for the supply of coal to the San Juan Generating Station (SJGS) operated by the Public Service Company of New Mexico. Under this fuel supply contract, the BHP Billiton Limited Group will supply coal to the SJGS until the end of calendar 2017, when the contract expires. The price payable under the contract is determined on a monthly basis by a formula that includes partial reimbursement of operating costs, escalation for inflation and a return on invested capital. For calendar year 2000 and 2001, an interim invoicing agreement is in effect that provides limited sharing of gains or losses arising from operating performance to Budget.

The La Plata mine, located north-east of the San Juan mine, provides an additional source of coal which is supplied under contract to the SJGS. The mine began production in August 1986. Under the La Plata mine lease arrangements, the BHP Billiton Limited Group is permitted to operate the mine as required to meet its contractual obligations. Coal is transported from the mine by 178 and 200-tonne capacity haul trucks via the BHP Billiton Limited Group owned haul road.

The bulk of the power generated at the SJGS is sold in New Mexico, Arizona and California. The State of New Mexico has passed an electricity deregulation bill that will deregulate electricity sales in 2007.

In October 2000 the BHP Billiton Limited Group announced approval for the development of the San Juan Underground mine to replace production from the existing San Juan and La Plata surface mines. Full production is expected in late 2002 after a two-year construction period. Annual production is planned to be 6.5 million short tons (5.9 million metric tons) and capital expenditure is estimated at US$148 million. The San Juan underground development will significantly reduce the cost of coal supplied to the SJGS thereby increasing their competitiveness in the western US power market. The BHP Billiton Limited Group and the SJGS have substantially finalised various new agreements and variations to the current coal supply contract to take account of the San Juan underground development.

Copper

Escondida Mine

The BHP Billiton Limited Group holds a 57.5% interest in Escondida, an open-pit copper mine in northern Chile. The other owners are affiliates of Rio Tinto Plc (30%), Mitsubishi Corporation (6%), Mitsubishi Materials Corporation (2%), Nippon Mining and Metals Company Limited (2%) and the International Finance

INFORMATION ON THE COMPANY CONTINUED

Corporation (2.5%). About 50% of the currently installed production capacity to the year 2002 has been committed under contracts of 10 years duration to smelter companies in Japan, Germany, Finland and Chile. Contracts of shorter duration – from two to six years – have been concluded with smelters in Spain, South Korea, Canada, China, Japan, Brazil, Philippines, Chile and Sweden, with merchants accounting for the remaining output.

Total production capacity is 870 000 tonnes of copper per year contained in concentrate and cathode at the current head grade conditions. Mine equipment and mill facilities support a nominal annual capacity over 800 000 tonnes of copper contained in concentrate. The oxide leach plant, commissioned 1 December 1998, has an annual capacity of 139 000 tonnes of copper contained in cathode, but with the completion of the new expansion project the cathode production will raise capacity to 150 000 tonnes from 2002. As ore grades decline, annual copper production capacity after 2003 is expected to decrease to approximately 700 000 tonnes. Phase IV expansion is expected to offset this decrease, by increasing production capacity to approximately 1 000 000 tonnes of copper contained in concentrate from 2003.

Ok Tedi Mine

BHP Minerals Holdings Pty Ltd holds 52% of the shares in Ok Tedi Mining Limited (OTML) which operates the Ok Tedi copper and gold mine in Papua New Guinea (PNG). The BHP Billiton Limited Group has provided some management services to OTML since October 1987. The other equity participants, and their interests, in this project are the Independent State of Papua New Guinea (20%) (the State), Inmet Mining Corporation (18%) of Canada and Mineral Resources Ok Tedi No. 2 Limited (10%), a company wholly owned by the State.

Copper ore production commenced in early 1987. Ore processing averages approximately 30 million dry tonnes per year. Estimated proved and probable reserves at 30 June 2001 were 290.1 million tonnes at an average grade of 0.87% copper and 0.91 grams per tonne gold. The contained product is estimated to be 4.6 billion pounds of copper and 5.8 million ounces of gold. Current annual capacity, which is dependent upon ore grades, is approximately 200 000 tonnes of copper contained in concentrate.

The principal mining lease was granted in 1981 for 21 years with right of renewal for an additional 21 year period.

Over the last year, the BHP Billiton Limited Group has been negotiating with the other shareholders on the terms and conditions related to its exit from Ok Tedi. Based on the status of these negotiations it has been decided to write-off the BHP Billiton Limited Group's share of Ok Tedi's net assets ($286 million after tax and outside equity interests). The Minerals segment results include an $804 million write-off adjustment reflecting 100% of the net assets of Ok Tedi, which is prior to deducting outside equity interests of $518 million. This $286 million write-off has been reflected in the financial results of the BHP Billiton Limited Group for the year ended 30 June 2001. From 1 July 2001 no BHP Billiton Limited Group profit for Ok Tedi will be recognised except to the extent that actual dividends are received by the BHP Billiton Limited Group. Negotiations are continuing with the other shareholders on the terms and conditions related to the BHP Billiton Limited Group's exit from Ok Tedi. These terms and conditions may include short term financial support of a "bridging" nature to assist Ok Tedi immediately after the BHP Billiton Limited Group's withdrawal. Refer 'Information on the company – Minerals – Environmental regulation'.

Tintaya Mining Operations

The BHP Billiton Limited Group holds a 99% interest in Tintaya, an open-pit copper mine in southern Peru. The remaining interest is held by Peruvian shareholders. Approximately 85% of copper production for fiscal year 2002 is committed under short-term and long-term contracts with merchants. All of these will be delivered to smelter companies in South America, Europe and Asia.

Total production capacity is 121 000 tonnes of copper contained in concentrate. Increasing ore grades are expected to see annual sulfide concentrate copper production increase from 82 664 tonnes of copper in fiscal year 2002 to 99 652 tonnes in fiscal year 2004. Annual production will thereafter decrease through to the end of the life of mine in fiscal year 2012. Current annual leach production estimates are 34 000 tonnes of cathode copper per year. Oxide leach plant construction commenced in February 2001.

North American copper assets

The North American copper assets continued on care and maintenance while producing a minor amount of cathode copper for a transitional period while various closure options and other alternatives are simultaneously evaluated.

Silver, Lead, Zinc

Cannington

Cannington is a 100% owned and operated BHP Billiton Limited Group mining and concentrating facility. The Cannington silver/lead/zinc deposit is located in North-West Queensland, Australia, 200 kilometres south-east of Mt Isa.

Surface exploration is continuing on a number of geophysical and geochemical anomalies in the mine lease area. During 2000 a major airborne gravity survey was completed over the mine lease and the BHP Billiton Limited Group held areas to the south of the mine lease. A substantial surface drilling program is underway to test these anomalies.

Underground mine production for the year ending 30 June 2001 increased to 1.86 mtpa. The annual production reflected the benefits of the mine optimisation and equipment purchase program which has been undertaken during the year.

INFORMATION ON THE COMPANY CONTINUED

Work continued during the year to improve mill throughput and increase metal recovery. An ongoing program of mill improvement will be continued during 2002.

A total of 480 794 wet metric tonnes of concentrate were shipped from the Townsville port facility during the year ended 30 June 2001.

Cannington's lead concentrate production for year ended 30 June 2002 is fully committed under long-term contracts with smelters in Australia, Korea, Japan & Europe. Approximately 90% of the zinc concentrate production is similarly committed over the same period with the balance being allocated to the spot market.

Diamonds

Ekati™ Diamonds

The Ekati™ diamond mine is situated in the Northwest Territories in Canada. The BHP Billiton Limited Group controls an 80% interest in the Core Zone joint venture which governs the property on which the mine is located through its wholly owned subsidiary, BHP Diamonds Inc (as to a direct 51% interest) and its controlling interest in Dia Met Minerals (NWT) Ltd. (29%). The other participants in the Core Zone joint venture are Charles E. Fipke (10%) and Stewart L. Blusson (10%). The BHP Billiton Limited Group also holds a 58.8% interest in property governed by the Buffer Zone joint venture through its wholly owned subsidiary, BHP Diamonds Inc. (51%) and its controlling interest in Dia Met Minerals (NWT) Ltd (7.8%). The other participants in the Buffer Zone joint venture are Archon Minerals Limited (31.2%) and Charles E. Fipke (10%). On 14 October 1998, the mine was officially opened.

The participants hold title to the project area through a combination of claims and leases. The BHP Billiton Limited Group is converting claims to leases as and when required. As of the end of June 2001, 191 claims totalling 478 738 acres have been converted to lease.

Surface exploration activities have continued throughout the mine property area. A major airborne gravity survey was completed over the entire property. Exploration core drilling of geophysical and geochemical targets confirmed 13 additional kimberlite pipes bringing the total number of known kimberlite occurrences on the property to 138. Three of the new discoveries (all within the Buffer Zone) contain significant quantities of microdiamonds and further work may be warranted.

Sample processing was completed on four pipes that were bulk sampled in early 2000. Three of the pipes are characterised by low average grades. For the Lynx pipe, a total of 140.7 carats were recovered from 168.5 dry tonnes for an average grade of 0.8 carats per tonne. The average value of the Lynx diamond parcel reported by three Antwerp based diamond dealers (140.6 cts) is US$139 per carat. The Lynx pipe (approximately 0.6 hectares) is located about 3-km southwest of the Misery pit. Additional bulk sampling of the Lynx pipe was completed in early 2001. Seven reverse circulation drill holes (35cm diameter) were completed for a total sampled kimberlite interval of 887.5 meters. Drill hole depths ranged from 130 meters to 222 meters. The total sample tonnage is estimated at 173.3 dry tonnes based upon volumetrical, lithological and density data. Sample processing will be carried out on a site in summer 2001. A shallow delineation core-drilling program was also completed in early 2001. Geological and resource models have been completed for the Lynx pipe and will be updated with the grade estimates provided by the 2001 bulk sample program.

Bulk sampling of the Fox pipe was also completed in early 2001. The objective of the program was to obtain additional diamond grade data. Five reverse circulation drill holes (35cm diameter) were completed for a total sampled kimberlite interval of 867meters. Drill hole depths ranged from 215.5 meters to 234 meters. The total sample tonnage is estimated at 172.6 dry tonnes based upon volumetrical, lithological and density data. Sample processing will be carried out on site in summer 2001.

As a result of data obtained from a drilling program in the Panda pit during the summer of 2000, a new model was developed for the Panda resource. A revised Panda reserve model has been completed. This resulted in the addition of 2.5 million tonnes of proved and probable underground reserves with an average grade of 0.8 carats/tonne at Panda. Based on the new model, total remaining Panda open pit reserves are 5.6 million tonnes with an average grade of 0.9 carats/tonne.

In May 1998, the participants agreed that BHP Diamonds Inc would act as sales representative for the project for five years from 1 November 1997. In July 1999, BHP Diamonds Inc, for itself and the other participants, signed an agreement with De Beers Centenary for the sale of 35% of the run-of-mine production from the Ekati™ diamond mine over a three-year period. Regular sales to De Beers began in January 2000.

On April 12 2001 the BHP Billiton Limited Group, through an indirect wholly owned subsidiary, Tortilla Acquisition Inc. made a cash offer of C$21.00 per share for all of the outstanding Class A Subordinate Voting Shares and Class B Multiple Voting Shares of Dia Met Minerals Ltd (Dia Met), which values Dia Met's equity at C$687 million. At 30 June 2001 Tortilla Acquisition Inc held approximately 98.2% of the Class A shares and 84.9% of the Class B shares of Dia Met and will be obtaining the balance of the Class A shares through a process of compulsory acquisition under the Company Act (British Columbia). Dia Met Minerals (NWT) Ltd is a wholly owned subsidiary of Dia Met Minerals Ltd.

Platinum

Hartley Platinum

The sale of the Hartley operation was concluded on 30 January 2001.

INFORMATION ON THE COMPANY CONTINUED

HBI

HBI Western Australia

The plant undertakes secondary processing of raw iron ore, purchased from the BHP Billiton Limited Group Iron Ore's Nelson Point operations, using Finmet technology to convert iron ore into iron briquettes for use in electric-arc furnace and integrated steelmaking (BOF) operations. Briquettes are exported to Indonesia, China, Korea and within Australia to the BHP Billiton Limited Group Steel business at Port Kembla.

Following the commencement of trials on Train 1, the remaining Trains (2–4) were brought on stream progressively from April 1999. The plant encountered process difficulties during its first full year of operation (1999-2000). Technical problems during the processing of iron ore fines caused blockages and restricted production. Following the capital cost overruns experienced during construction and commissioning, the difficulties encountered with the process during production ramp-up and a significant deterioration in market conditions, the full value of the plant ($2.5 billion pre tax) has been written off. The final write-down occurred in March 2000.

Process development trials were carried out from April to December 2000 that demonstrated solutions to overcome the major technology problems. In December 2000, the BHP Billiton Limited Board approved the continued operation of the plant, subject to key performance indicators being achieved, and authorised capital expenditure of $110 million over 18 months.

BHP DRI Direct Reduction Pty Ltd, the entity which owns and operates HBI Western Australia, is party to a number of take or pay contracts for supply of products/services to the HBI Western Australia plant. Some of these contracts are guaranteed by other BHP Billiton Limited Group companies.

HBI Venezuela

In 1997, the BHP Billiton Limited Group entered into a joint venture agreement with International Briquettes Holding (IBH) - a subsidiary of Siderurgica Venezolana SACA (Sivensa) - by which the BHP Billiton Limited Group became a 50% shareholder in the companies Operaciones RDI, Orinoco Iron and Brifer.

Operaciones RDI is a Fior based technology HBI plant located in Puerto Ordaz, Venezuela that is over 20 years old with an annual production capacity of approximately 400 000 tpa HBI. This plant ceased operations in March 2001 following a significant deterioration in market conditions.

HBI Venezuela has constructed a new production facility in Peurto Ordaz using the FINMET technology at a project cost of approximately US$915 million. The plant commenced operations in May 2000 and is currently undergoing a ramp-up of production capacity. In the period July 2000 to June 2001 the facility produced 307 590 tonnes of HBI. Production in the period was constrained by commissioning difficulties and, in more recent times, a shortage of operating funds to allow multiple train operation. Long-term production capacity is expected to be 2.2 million tpa HBI.

Brifer is a Barbados based technology company that co-owns the FINMET technology jointly with VAI (Voest Alpine Industrieanlagenbau GmbH).

In March 2001, the BHP Billiton Limited Group announced it would write-off its equity investment in the HBI Venezuelan Facility (incorporating HBI Venezuela, Operaciones RDI and Brifer), cease any further investment and raise provisions to support the BHP Billiton Limited Group's total financial obligations in relation to the assets.

The decision to cease further investment in HBI Venezuela was announced in the third quarter following a detailed review of the future economic value of the asset. The review identified that, in the context of changed operating and market conditions, the BHP Billiton Limited Group does not expect the plant to meet the operational and financial performance targets necessary to justify any further investment in the project, nor would it satisfy bank completion requirements for project financing. These factors coupled with possible partner funding issues influenced the decision.

The financial consequence of the BHP Billiton Limited Group's decision was a write-off of the carrying value of the asset and the raising of a provision to cover its financial liability to the banks. This resulted in an after tax charge to profit of approximately US$410 million. The charge was taken in the quarter ending 31 March 2001.

In March 2001, HBI Venezuela defaulted on an interest payment and in April 2001, the lenders to HBI Venezuela accelerated the maturity of the principal and interest outstanding under the bank credit facility and made demands on the guarantors. The BHP Billiton Limited Group made a payment under its guarantee arrangements for 50% of the amounts due.

The BHP Billiton Limited Group and IBH continue to work with the bank syndicates and the Venezuelan Government in an effort to secure a financial restructuring package that will enable the operation to continue.

Minerals Development

Minerals exploration and resource development expenditure was $136 million in 2000-2001. $100 million of this expenditure was for exploration, with copper and diamonds being the primary exploration targets. Exploration programs are in place for a range of other minerals including nickel, zinc, iron ore and coal. The BHP Billiton Limited Group's major programs are in Australia, North and South America, with smaller programs in Africa, Asia and Europe.

During year 2000, the BHP Billiton Limited Group successfully deployed the Falcon airborne gravity gradiometer system for minerals exploration. This unique technology is particularly

INFORMATION ON THE COMPANY CONTINUED

effective at finding light (diamonds, coal) or heavy (iron ore, base metals) deposits. The strategy of this program has been to enter into exploration joint ventures on attractive ground held by competitors by contributing the use of our technology. This program has been very successful in allowing the BHP Billiton Limited Group to obtain access to highly prospective ground at little cost. Significant resource development work during the year occurred in coal, iron ore, nickel and copper. Expenditure of $36 million occurred to advance these projects toward a development decision.

Market conditions

The discussions below contain forward-looking statements. Refer 'Key information – Forward-looking statements'.

The world steel industry operated at record levels for the 12 months through to the second quarter of 2000. This led to a significant build up of inventory, particularly in North America and Japan and saw a sharp reduction in prices beginning from June. Steel production remained strong during the remainder of 2000, reaching a record 847 million tpa, with the result that the global market experienced sustained high inventories and sharply declining prices. Strong Japanese production of over 106 million tpa during 2000 has been due to very high demand from Asia which is expected to moderate during 2001. Despite weakening economic conditions late 2000 and into 2001 there has been no determined moves to cut steel production with the result that prices have remained at very low levels with no early signs of recovery forecast until early 2002.

Record global pig iron production of 576 million tpa in 2000 saw high demand for iron ores and coking coals. Chinese merchant coke also reached a record 15.2 million tpa, up 50% over the previous year. The outlook for the remainder of 2001 is for a very mild softening of demand for iron ore, with declining Japanese demand countered by continued strong Chinese imports. Coking coal demand is expected to remain steady in the short to near term.

Strong demand saw seaborne iron ore reach 454 million tpa led by significant increases by China and Japan, resulting in price rises of 4.3% for fines and 3.23% for lump ore being obtained. Demand for pellets and lump ore was exceedingly strong early in 2000, but pellet demand weakened late as the merchant direct reduced iron market softened as gas based modules were shut, due to the high price of natural gas. Market supply/demand balance remained tight throughout 2000 and is expected to weaken only marginally during 2001. Further incremental capacity expansions occurred during the year and continued bulk freight rate differentials between the Atlantic and Pacific rims kept the competitive advantage of Australian ore exported to North Asia.

Major capacity changes in coking coal resulted from mine closures in Canada and the US, which together with production problems and strong demand saw the market tighten markedly. This led to price increases for premium coking coal of around 7.5% in Asia and a disappearance of "discounted" hard coking coal. Weak coking coal, being impacted by a buoyant thermal market, experienced rises of between 16-20%, aligned to the rise seen for thermal coal, which was in the order of 20%. During the coking coal negotiation process the market continued to strengthen, which saw higher prices obtained during later negotiations in Europe than in Asia. Ongoing production problems at coal mines in the US and industrial action in Australia has seen overall global coking coal inventories reach critical levels which are expected to keep market conditions tight for the remainder of 2001 and into 2002.

Despite very high steel and electric arc furnace production rates, scrap prices declined during the year, dragging down HBI prices. Substantial volumes of scrap exported from Russia and the former Soviet Union were major drivers in declining prices, which reached below $80 in a number of markets. Recent market price movements have seen merchant pig iron prices pick up with a small flow on effect to HBI prices. However, with the weakening steel outlook a sustained rise in price is considered unlikely. Continued supply of low cost scrap and possible further increases in merchant pig iron are likely to cap HBI price movements and demand during the current year.

Economic conditions have seen a very strong rise in the demand for power. High oil and gas prices have reaffirmed the low cost stature of thermal coal and demand increased very strongly in 2000-2001. Spot thermal prices rose from around $21 early in 2000 to almost $34 by mid 2001. Near term demand is expected to remain very strong based on continued high energy demand and prices and even with increased supply from China, Australia and South America, is predicted to leave the overall market supply/demand balance tight.

Export controls

The BHP Billiton Limited Group is free to conduct negotiations with buyers in accordance with its own commercial judgment and is not required to obtain Australian Federal Government approval before exporting commodities. However, the Government has requested that details of export coal contracts be communicated to the relevant Minister.

Environmental regulation

At 30 June 2001, Minerals believes its operations comply in all material respects with applicable laws and regulations relevant to the protection of the environment. Environmental experts are employed to advise it on technical and regulatory matters relevant to the environmental management of its operations and prospects. Minerals continues to invest in plant and equipment to ensure that it complies with its obligations under environmental laws and regulations and will continue to incur compliance costs in future years. The costs of future compliance or further investment required to meet environmental laws and regulations are difficult to estimate, but are

INFORMATION ON THE COMPANY CONTINUED

considered unlikely to have a material adverse effect on the BHP Billiton Limited Group's financial position or results of operations.

Certain environmental issues and developments are summarised below. The discussion below contains certain forward-looking statements. Refer 'Key information – Risk factors' and 'Forward-looking statements'.

BHP Diamonds – Ekati™

On 9 June 2000, a summons and information was issued by the Crown in the Territorial Court of the Northwest Territories against BHP Diamonds Inc. (BHP Diamonds) charging eight counts of violations of the Fisheries Act of Canada based on the alleged deposit of a deleterious substance (sediment) and the harmful alteration, disruption or destruction of fish habitat in three lakes near the Ekati™ diamond mine. The violations are charged to have been committed on or between 15 July 1994 and 30 June 1997. BHP Diamonds disputes the charges and has pleaded not guilty to all counts. A preliminary hearing took place in December 2000. By ruling dated 5 June 2001, the Judge dismissed four of the counts due to insufficient evidence and ordered BHP Diamonds to stand trial on the remaining four counts. If BHP Diamonds were to be convicted on the remaining counts, the BHP Billiton Limited Group does not consider that the penalty would materially affect the BHP Billiton Limited Group.

Australian Manganese Company

In January 1998, the BHP Billiton Limited Group divested its EMD business at Newcastle, New South Wales. As part of the transaction, a guarantee was issued by the BHP Billiton Limited Group to the purchaser Delta Electrical Industries Ltd covering obligations under the sale agreement. The transaction was an asset sale and the guarantee is not limited in amount but is limited in time until 28 December 2027. The BHP Billiton Limited Group's obligations under the guarantee relate to any prior contamination of the ground both at the facility site and Kooragang Island at Newcastle, the waste disposal site. The facility was built on reclaimed Steel land. It is not possible to accurately determine the potential liability at any point in time during the term of the guarantee; however, Minerals considers that the cost, if any, will not be likely to have a material adverse effect on the BHP Billiton Limited Group's financial position or results of operations.

Ok Tedi Mine

Following the collapse of a proposed tailings dam during the construction phase of the project, the State authorised the mine to discharge mine waste to the Ok Tedi river system. In the early 1990s, unexpected and significant environmental impacts became apparent in the lower Ok Tedi arising from river bed aggradation leading to prolonged overbank flooding which affected plant life and fish numbers. Legal actions on behalf of affected communities in this area were commenced against the BHP Billiton Limited Group and Ok Tedi Mining Ltd (OTML) in 1994. These actions were settled in 1996.

In 1996, OTML identified four mine waste management alternatives for investigation: to conduct a dredge trial in the lower Ok Tedi; to dredge and pipe tailings to a formed storage area; to do neither, and to close the mine early. A dredging trial in the lower Ok Tedi commenced in March 1998. This trial is continuing and at the end of June 2001 a total of 34.2 million tonnes of sand and gravel had been dredged from the Ok Tedi for on-land storage and rehabilitation.

OTML also commissioned further environmental, engineering and social investigations to improve knowledge and reduce uncertainty surrounding the identified waste management options. The outcome of these investigations and a peer review process which were publicly reported in August 1999 indicated that the environmental impact of the mine was predicted to be significantly greater than previously expected. New hydrological modelling shows the rise in the riverbed of both the Ok Tedi and the Fly River, and consequent over-bank flooding, is likely to expand the area currently experiencing vegetation dieback into forested zones along the middle Fly River. OTML monitoring has indicated that areas affected by flooding will progressively re-establish with flood tolerant plant species. The risk assessment concluded that none of the options examined offers a clear solution to the environmental impacts of the mine and that social issues were what differentiated the four options studied. Early closure of the mine would severely affect national and provincial economies and have a significant impact on the social stability and well being of the affected communities, but accelerate the recovery of the river system. Of the other options, the storage of piped tailings would create social problems in the river communities because of the amount of land required and the potential for acid generation from tailings impoundments. While the early results of the dredging trial are encouraging, the hydrological model suggests that over the remaining mine life the dredge option will deliver only marginal overall environmental benefits.

Community compensation

In 1995, the State introduced new compensation and other financial arrangements to benefit residents along the Ok Tedi and Fly Rivers. The new compensation arrangements required OTML to pay a designated authority an initial lump sum payment and annual payments thereafter during the life of the Ok Tedi mine. Estimated total payments over the life of the mine will approximate Kina 110 million (approximately $32.5 million at the exchange rate as at 30 June 2001). The designated authority is required to distribute these payments to residents along the Ok Tedi and Fly Rivers in a manner agreed with the PNG Government. In May 1997, OTML entered into an agreement with the Lower Ok Tedi communities whereby OTML will make annual payments aggregating Kina 40 million (approximately $11.8 million at the

INFORMATION ON THE COMPANY CONTINUED

exchange rate as at 30 June 2001) over the life of the mine to landowners, land users and the Future Generations Fund of the Alice River Trust, in recognition of disturbance to land in the Lower Ok Tedi area. For the Lower Ok Tedi communities, these payments are additional to any benefits available to them under the 1995 compensation arrangements.

The current round of community consultations sponsored by the State is intended to achieve mine continuation agreements covering the remaining mine life. These agreements are likely to include commitments to additional programs directed at achieving sustainability by the end of mine life.

Legal claims

In April 2000, two legal actions were commenced in the Victorian Supreme Court against OTML and BHP Billiton Limited. Rex Dagi is plaintiff in the first action that claims BHP Billiton Limited and OTML are in breach of an agreement to implement any technically and economically feasible tailings retention scheme. Gabia Gagarimabu is plaintiff in the second action on his own behalf and on behalf of people who are parties to the 1996 settlement agreement. Both actions seek specific performance of the settlement agreement and/or an injunction so as to require the implementation by BHP Billiton Limited and OTML of a tailings pipeline and storage system and damages. Both actions are proceeding and both OTML and BHP Billiton Limited assert that there has been no breach of the settlement agreement.

Beenup Titanium Minerals Mine

In November 1999, following a public review period, the West Australian Government approved the Rehabilitation Plan for the Beenup Mine closure. The BHP Billiton Limited Group developed the plan in consultation with the community and government. The plan, which is currently being implemented, includes provision for ongoing monitoring following completion of rehabilitation and demonstrates the BHP Billiton Limited Group's commitment to manage and effectively address all environmental issues at the site. The costs for closure, decommissioning and rehabilitation have been provided for in the BHP Billiton Limited Group's accounts.

Queensland Coal

The Queensland Government has proclaimed amendments to the Environmental Protection Act 1994 (Qld) which have defined a new environmental regulatory regime for the mining industry in Queensland. This new regime has imposed more stringent environmental regulation on mining projects which are adding incremental additional costs to operational management.

INFORMATION ON THE COMPANY CONTINUED

Minerals production				
		BHP Billiton Group Ltd share of production (a)		
	BHP Billiton Group Ltd interest %	Year ended 30 June 2001	13 months ended 30 June 2000 (b)	Year ended 31 May 1999
Copper ('000 tonnes)				
Escondida (Chile)	57.5	**501**	572	515
Ok Tedi (Papua New Guinea) (c)	52	**216**	203	198
Tintaya (Peru)	100	**88**	93	71
US (d)	100	**27**	47	202
BHP Billiton Limited Group Total		**832**	915	986
Gold ('000 ounces)				
Escondida (Chile)	57.5	**66**	82	87
Ok Tedi (Papua New Guinea) (c)	52	**521**	477	497
Tintaya (Peru)	100	**29**	41	34
US (d)	67	**-**	5	92
Hartley (Zimbabwe) (e)		**-**	-	6
BHP Billiton Limited Group Total		**616**	605	715
Silver ('000 ounces)				
Cannington (Australia) (f)	100	**31 770**	31 734	22 090
Lead ('000 tonnes)				
Cannington (Australia) (f)	100	**211**	215	150
Zinc ('000 tonnes)				
Cannington (Australia) (f)	100	**76**	66	44
Platinum group metals ('000 ounces)				
Hartley (Zimbabwe) – Platinum (e)		**-**	12	23
Hartley (Zimbabwe) – Palladium (e)		**-**	9	20
Hartley (Zimbabwe) – Rhodium (e)		**-**	1	2
Manganese ('000 tonnes)				
Groote Eylandt (Australia) (g)		**-**	-	959
Ilmenite ('000 tonnes)				
Beenup (Australia) (h)		**-**	-	205
Iron ore ('000 tonnes) (i)				
Mt Newman (Australia)	85	**20 952**	20 029	23 743
Jimblebar (Australia)	100	**4 641**	5 212	5 271
Mt Goldsworthy (Australia)	85	**6 604**	6 377	5 213
Yandi (Australia)	85	**26 148**	22 323	21 416
Whyalla (Australia) (j)	100	**909**	3 115	2 939
Samarco (Brazil) (k)	50	**7 509**	7 069	5 084
BHP Billiton Limited Group Total		**66 763**	64 125	63 666
Iron sands ('000 tonnes)				
New Zealand Steel	100	**2 187**	2 872	2 248
Diamonds ('000 carats)				
Ekati™ (Canada) (l)	80	**1 428**	1 417	663

INFORMATION ON THE COMPANY CONTINUED

Coal production

	Coal Type	BHP Billiton Group Ltd interest %	BHP Billiton Group Ltd share of production (a) Year ended 30 June 2001	13 months ended 30 June 2000 (b)	Year ended 31 May 1999
Queensland coal production ('000 tonnes)					
CQCA joint venture					
Goonyella	Met	50	**3 977**	3 750	3 687
Peak Downs	Met	50	**3 129**	3 875	3 301
Saraji	Met	50	**2 074**	2 567	2 516
Norwich Park	Met	50	**1 828**	2 248	1 747
Blackwater	Met/Th	50	**4 328**	3 781	2 984
Total CQCA JV (m)			**15 336**	16 221	14 235
Gregory joint venture					
Gregory Met/Th		50	**1 081**	860	894
Crinum Met/Th		50	**2 545**	2 705	1 614
Total Gregory JV (m)			**3 625**	3 565	2 508
BHP Mitsui Coal					
Riverside (n)	Met	80	**3 272**	3 109	2 956
South Walker Creek (n)	Met/Th	80	**3 146**	2 746	2 040
Moura (n) (o)	Met/Th	80	**-**	869	3 545
Total BHP Mitsui Coal			**6 418**	6 724	8 541
Total Queensland coal			**25 379**	26 510	25 284
US coal production ('000 tonnes)					
San Juan	Th	100	**2 835**	1 857	2 911
La Plata	Th	100	**4 419**	4 658	3 573
Navajo	Th	100	**7 671**	8 986	7 876
Total US coal			**14 925**	15 501	14 360
Illawarra coal production ('000 tonnes)					
Illawarra Collieries	Met/Th	100	**6 573**	6 892	6 821
Indonesian coal production ('000 tonnes)					
Senakin (p)	Sub-Bit	80	**3 996**	4 364	3 568
Satui (p)	Sub-Bit	80	**3 637**	3 335	2 251
Petangis (p)	Sub-Bit	80	**852**	983	802
Total Indonesian coal			**8 485**	8 682	6 621

Coal type: Met – metallurgical, Th – thermal, Sub-Bit – Sub-Bituminous

Notes to the minerals and coal production tables

(a) Mine production figures for minerals refer to the total quantity of metal produced in concentrates, except for data for iron ore which represents production of saleable quantities of ore.

(b) The BHP Billiton Limited Group announced on 17 December 1999 that the financial year end for BHP Billiton Limited would change from 31 May to 30 June with effect from 30 June 2000.

(c) Shown at 100% from 1 October 1993, being the date that the BHP Billiton Limited Group increased its equity interest (ordinary shares) from 30% to 60%. During 1999, negotiations between existing shareholders in relation to reorganisation of equity interests were completed. The BHP Billiton Limited Group now holds a 52% equity interest.

(d) In June 1999, the BHP Billiton Limited Group announced that cessation of the Company's North American copper operations would occur during the August quarter of 1999.

(e) The BHP Billiton Limited Group signed an agreement dated 30 May 1999 for the conditional sale of its interest in Hartley to Zimbabwe Platinum Mines Limited and, at that time, ceased production.

(f) Cannington commenced concentrate production on 17 October 1997.

(g) Sale of Groote Eylandt was effective 18 December 1998.

(h) Beenup commenced production on 13 January 1997 and operations ceased on 16 April 1999.

(i) The current year figures for Iron Ore are reported in Wet Tonnes as opposed to historical, which is in Dry Tonnes. The equivalent Wet Tonnes for the prior year's would be approximately 5% higher than the numbers shown above.

(j) Spun-out as part of OneSteel Limited in October 2000.

(k) Production statistics relate to pellet feed and pellets.

(l) Ekati™ Diamonds commissioned during October 1998. Interest increased from 51% to 80% at 20 June 2001 due to the acquisition of Dia Met.

(m) Following the joint acquisition of QCT Resources Ltd, the BHP Billiton Limited Group and Mitsuibishi Development Pty Ltd, the BHP Billiton Limited Group became a 50% owner in this joint venture.

(n) Production shown at 100%. Outside equity interest is 20%. Refer 'Information on the company – Minerals - Coal – BHP Mitsui Coal'.

(o) Sale of Moura Mine was effective 20 August 1999.

(p) Production reported at 86.5%, after allowing for the Indonesia state-owned corporation's 13.5% share of all production.

INFORMATION ON THE COMPANY CONTINUED

Petroleum

Petroleum's principal activities are oil and natural gas exploration, production and development in Australia, the UK, the US, Algeria, Pakistan and Bolivia and exploration interests in the US, Australia, Bolivia, Algeria, Gabon, Trinidad, Angola, Pakistan and Cambodia.

Australia

The BHP Billiton Limited Group began its involvement in the petroleum industry in 1960, exploring for crude oil and natural gas in the Gippsland Basin in Bass Strait, off the coast of Victoria, Australia. Today, Petroleum's single largest producing asset is its 50% working interest in the Bass Strait fields, which are operated by Esso Australia Resources Pty Ltd (Esso). Working interest reflects the BHP Billiton Limited Group's joint venture ownership of a project and the associated development and operation costs for which the BHP Billiton Limited Group would be responsible. It would normally exclude carried interests unless these bring with them a beneficial interest. Production from the Bass Strait fields is equivalent to approximately 37% and 47% of Petroleum's total oil and condensate and natural gas production, respectively.

In 1963, the Western Australian Government and Northern Territory administration granted Woodside Petroleum Ltd (Woodside) offshore exploration permits covering 367 000 square kilometres on the North West Shelf. Significant gas discoveries were made in this area in 1971 and 1972, which form the basis for the North West Shelf project. The joint venturers in the project, including the BHP Billiton Limited Group, have developed the fields for natural gas supply to the Western Australian domestic market and liquified natural gas (LNG) for export to Japan.

In April 2001 the North West Shelf LNG Venture participants approved an expansion of the LNG processing facilities on the Burrup Peninsula in Western Australia.

In November 1999, production commenced from the Laminaria and Corallina oilfields in Northern Australia of which Petroleum has working interests of 32.6125% and 25% respectively.

The balance of Petroleum's production in Australia comes from the operated Griffin field offshore North West Australia.

In December 1999, Petroleum also commenced oil production from the Buffalo oilfield in northern Australia, in which Petroleum (operator) had a working interest of 50%. Petroleum sold its interest in the Buffalo oilfield to Nexen Petroleum Australia Pty Ltd effective September 2000.

Americas

Petroleum was first established in the Americas with the amalgamation of Energy Reserves Group and Monsanto Oil purchased in 1985 and 1986. The BHP Billiton Limited Group expanded its Gulf of Mexico presence into the deepwater in the early 1990s, with the majority of its current deepwater and ultra-deepwater leaseholds acquired at government sales in 1995 and 1996, and is now a significant lease holder in water depths greater than 1 500 feet.

Since 1999, Petroleum and its partners have drilled two successful appraisal wells in the Mad Dog discovery (Petroleum 23.9% working interest), the results of which are being evaluated. During 2000-2001 Petroleum operated a very successful appraisal well of the Atlantis field using the CR Luigs drill ship on lease to Petroleum. In January 2000, the BHP Billiton Limited Group and Chevron approved the development of the Typhoon field (Petroleum 50% working interest). This represents Petroleum's first commercial deep water development in the Gulf of Mexico. First oil is expected in the third quarter of calendar year 2001. Petroleum has also acquired a 4.95% working interest in the Genesis field in the deep-water Gulf of Mexico.

Petroleum also has exploration and production interests in Bolivia and exploration interests in Trinidad.

United Kingdom and Other

Petroleum's UK activities are based in the North Sea and the Irish Sea. The Liverpool Bay Development in the Irish Sea (Petroleum 46.1% working interest) is Petroleum's largest operated asset. Petroleum also has an interest in the Bruce oil and gas field and the Keith oil field in the North Sea.

In April 2000, Petroleum and its joint venture partners signed agreements with the Government of Pakistan and Sui Southern Gas Corporation to supply gas from an extended well test on the Zamzama field in southern Pakistan. Production and sales commenced in March 2001.

In Algeria, an integrated plan to develop the ROD, SFNE, BSF, RDB and RERN oilfields mostly located in Blocks 401a/402a in the Berkine Basin has been sanctioned by SONATRACH (the Algerian state oil company) and the joint venture partners and is now subject to formal gazettal by the Algerian Government. Petroleum is entitled to approximately 17% of overall project reserves under a Production Sharing Contract (PSC) and unitisation agreement. First production is expected in 2003.

In July 2000, the BHP Billiton Limited Group and its joint venturers signed a Risk Service Contract (RSC) with the Algerian national oil company, SONATRACH, for the development of four gas/condensate reservoirs in the Ohanet region of Algeria. The RSC was gazetted by the Algerian government in November 2000 and the Development Phase has commenced, Petroleum's interest in the joint venture was 60%. A farm-out agreement with Woodside Energy (Algeria) Pty Ltd to assign a 15% interest in the venture was signed by Petroleum in December 2000 and is subject to formal SONATRACH and Algerian government approvals. First production is scheduled for October 2003.

INFORMATION ON THE COMPANY CONTINUED

Petroleum also has exploration interests in Angola, Gabon and Cambodia.

Shell Australia Investments Ltd announced a takeover offer for Woodside Petroleum Ltd late in 2000 that was rejected by the Australian Foreign Investment Review Board (FIRB) in April 2001. Petroleum is closely monitoring the situation, and has had discussions with both Shell and Woodside.

Australia – production

Bass Strait

The Bass Strait oil and gas fields are located in the Gippsland Basin, offshore southern Australia. In 1964, Petroleum entered into an exploration agreement with a subsidiary of Exxon, now operating as Esso Australia Resources Pty Ltd (Esso), to explore the Gippsland Basin. The first fields were discovered in 1965 with first production in 1968. Interests in the fields are owned 50% each by BHP Petroleum (Bass Strait) Pty Ltd and Esso, with Esso as the operator. Production from most of the fields is subject to an overriding 2.5% royalty payable to Oil Basins Limited.

Most of the natural gas produced is sold under a long-term contract to Gascor (a Victorian Government-owned entity) for on-sale to retailers for distribution throughout Victoria to meet its residential and commercial gas requirements. In 2000–2001, total gas production averaged approximately 535 million cubic feet per day (gross) with ethane production of 380 tonnes per day (gross). Most crude oil and condensate is dispatched to refineries in Altona and Geelong, Victoria. The balance is sold domestically or overseas. Gross oil production during 2000-2001 averaged 162 000 barrels per day. Liquified petroleum gases extracted from the natural gas and crude oil are sold in Australia and overseas. Total LPG production during 2000–2001 averaged 2 550 tonnes per day (gross).

In December 1998, Petroleum and Esso Australia Resources Pty Ltd entered into a long-term gas transportation agreement with Duke Energy International, for the transportation of Bass Strait natural gas to New South Wales. Construction of the pipeline has been completed and first gas was delivered in August 2000. During August and September 2000, Petroleum supplied natural gas to EnergyAustralia, the Official Natural Gas Supplier for the Sydney 2000 Olympic Games.

Future expansion opportunities currently being evaluated for Bass Strait include the installation of an offshore gas pipeline from the Bream field to capture the field's gas reserves, and the development of an additional integrated oil and gas platform in the Turrum field.

In April 2001, the BHP Billiton Limited Group and Esso signed a long-term supply agreement with Duke Energy International enabling the introduction of natural gas to Tasmania. The supply agreement will provide substantial underpinning volumes for the pipeline for up to 15 years starting in 2002.

Petroleum's share of proved reserves at 30 June 2001 was 244 million barrels of oil, condensate and LPG and 1 770 billion cubic feet of natural gas.

North West Shelf

The North West Shelf Project is an unincorporated joint venture of six participants and is operated by Woodside Energy Ltd. The project consists of two major phases: the domestic gas phase and the LNG phase, which have different participating interests. Crude oil, condensate and LPG are also produced.

The domestic gas participants are Woodside Petroleum (50% through its subsidiary Woodside Energy Ltd), BP Developments Australia Pty Ltd (16.67%), Chevron Australia Pty Ltd (16.67%), BHP Petroleum (North West Shelf) Pty Ltd (8.33%) and Shell Development (Australia) Pty Ltd (8.33%). When domestic gas sales are in excess of 550 terajoules per day, ownership of the incremental gas will be equal with all parties, including Japan Australia LNG (MIMI) Pty Ltd (jointly owned by Mitsubishi Corporation and Mitsui & Co), holding a 16.67% share. Participants in the LNG Phase include the domestic gas participants and Japan Australia LNG (MIMI), each with a 16.67% interest.

The North West Shelf Project is located 1 200 kilometres north of Perth, Western Australia and is based on the offshore North Rankin, Goodwyn, Perseus and Angel gas and condensate fields. Raw gas is transported through an undersea pipeline to onshore processing plants. Production from the North Rankin, Perseus and Goodwyn fields meets current contractual requirements for the domestic gas and LNG phases of the project. It is planned that the Angel field, and a group of smaller static resources, will be developed for future market requirements.

Production from the North Rankin and Perseus fields (previously known as North Rankin West) is through the North Rankin A platform, which has the capacity to produce 1 800 million cubic feet per day of gas and 40 000 barrels per day of condensate. Two high capacity development wells were drilled in the Perseus field in the second half of calendar year 2000. These wells are capable of producing in excess of 350 million cubic feet of gas per day.

In February 2001, the North West Shelf Venture executed an "Agreement for Sale and Purchase of Sales Gas" with Exxon/Mobil and Phillips Petroleum. The agreement was for the purchase of 530 billion cubic feet of raw gas over a 19-year period in recognition of the extension of the Perseus field into the neighbouring WA-248-P permit, as proven by the Athena-1 well. The gas will be produced from Perseus development wells owned and operated by the North West Shelf Venture. The agreement is still to be approved and registered by the regulatory authority.

Production from the Goodwyn field is through the Goodwyn A platform which has the capacity to produce 900 million cubic feet per day and 130 000 barrels per day of condensate. In September

INFORMATION ON THE COMPANY CONTINUED

2000 North West Shelf Venture participants approved the development of the Echo/Yodel gas condensate field located south west of the Goodwyn A platform. The development will enhance condensate production from the larger Goodwyn field facilities with production commencing in early 2002.

The existing LNG plant has the capacity to produce 21 750 tonnes of LNG per day of LNG or 7.5 million tonnes of LNG per annum (Mtpa), most of which (7.3 Mtpa) is sold under long-term contracts with Japanese buyers. These contracts will continue in force until 2009. Production during 2000–2001 averaged 20 400 tonnes per day (gross). In 2000–2001 there were 125 LNG cargoes delivered to Japanese buyers with an additional four spot cargoes delivered to customers in the US and South Korea.

In 2001 the North West Shelf LNG Venture participants approved an expansion of the LNG processing facilities on the Burrup Peninsula in Western Australia. The expansion involves the construction of a 4.2 Mtpa liquifaction processing train and a 42-inch gas trunkline to be installed over a distance of 135 kilometres from existing production platforms to the onshore processing plant on the Burrup Peninsula. Site preparation for train construction has commenced while final engineering for the trunkline is expected to be completed in the second half of 2001. First production from the facilities is expected by mid 2004. An additional LNG carrier with a capacity of 137 200 cubic metres has also been ordered to deliver some of the sale volumes associated with the expansion project. Sales arrangements are in place with five Japanese gas and power companies for the supply of LNG for periods between 20 and 30 years. Arrangements with those customers are expected to be finalised by the end of 2001 for delivered plateau volumes of 3.3 Mtpa. A Heads of Agreement was signed in May 2001 with a buyer for sales of some of the volumes that will be available during the build-up phase of the long-term contracts with Japan.

Supporting further expansion plans, Petroleum participates with other North West Shelf joint venture partners in a marketing organisation, Australia LNG (ALNG), to market LNG produced from Australian gas resources, mainly to overseas buyers outside of Japan.

The domestic gas plant has a capacity of one billion cubic feet per day. The gas is delivered via pipeline to customers in Western Australia under long-term agreements. Production in 2000–2001 averaged 440 million cubic feet per day (gross).

The LPG extraction facilities (Petroleum's working interest 16.67%) have a production capacity of 800 000 tonnes per annum. LPG production began in November 1995 and production in 2000-2001 was 745 500 tonnes (gross).

In 2000-2001 total condensate production averaged 91 000 barrels per day (gross).

The Wanaea, Cossack, Lambert and Hermes oil fields (Petroleum's interest 16.67%) are located to the east of the North Rankin field. The production facilities, consisting of a floating production storage and offloading (FPSO) unit (the Cossack Pioneer) averaged 117 000 barrels of oil per day (gross) in 2000-2001.

Petroleum's share of estimated proved reserves in the North West Shelf at 30 June 2001 were 2 280 billion cubic feet of gas and 105 million barrels of crude oil, condensate and LPG.

Laminaria and Corallina

Petroleum is a participant in the Laminaria and Corallina joint venture with Woodside Energy Ltd and Shell Development (Australia) Pty Ltd, with Woodside Energy Ltd as the operator. The Laminaria and Corallina fields were discovered in 1994 and 1995 respectively.

BHP Petroleum (North West Shelf) Pty Ltd originally had a 25% working interest in AC/L5 production licence (formerly part of AC/P8) and a 100% interest in the Laminaria extension into WA-18-L (formerly part of WA-260-P). Under a July 1998 unitisation agreement reached between the AC/L5 participants Petroleum has a 32.6125% working interest in the Laminaria oil field (Woodside 44.925% and Shell 22.4625%). Participating interests in the AC/L5 Corallina oil field are shared 50% Woodside Energy Ltd, 25% Shell Development (Australia) Pty Ltd and 25% BHP Petroleum (North West Shelf) Pty Ltd.

In November 1999, the Northern Endeavour FPSO was commissioned and production commenced from the Laminaria and Corallina fields. The FPSO has a capacity of 180 000 barrels of oil per day. In 2000-2001, production from the Northern Endeavour floating production storage and offtake facility (FPSO) averaged 141 000 barrels per day (gross).

In May 2001 the Laminaria oil project venturers approved a production enhancement project to accelerate production from the existing reserves base and also access additional undeveloped oil reserves. The project is expected to commence in the middle of calendar year 2002 at an initial rate of approximately 65 000 barrels of oil per day (gross).

At 30 June 2001, Petroleum's estimated proved reserves in the Laminaria and Corallina fields totalled 19 million barrels of crude oil.

Participating interests in the AC/L5 Corallina oil field are shared 50% Woodside Energy Ltd, 25% Shell Development (Australia) Pty Ltd and 25% BHP Petroleum (North West Shelf) Pty Ltd.

Carnarvon Basin

Petroleum is the operator of the Griffin oil and gas project, which includes the Griffin, Chinook and Scindian fields in the Carnarvon Basin, offshore Western Australia. The participants are BHP Petroleum (Australia) Pty Ltd (45%), Mobil Exploration & Producing Australia Pty Ltd (35%) and Inpex Alpha Ltd (20%).

INFORMATION ON THE COMPANY CONTINUED

First oil was produced through a FPSO facility (the Griffin Venture) in January 1994. Until late February 2001, gas processed on board was piped 68 kilometres to shore for further processing at a treatment plant and the natural gas and LPG products were sold into the Western Australian market under long-term contracts. In February 2001 the onshore treatment plant closed. Gas continues to be sold under long-term contracts.

The Scindian 3 and Griffin 8 infill wells were completed in June and July 2000, encountering significant oil columns in both wells. The wells came on production in July 2000 with initial incremental production exceeding 20 000 barrels per day. This raised Griffin's throughput to in excess of 55 000 barrels per day. Subsequent re-entry of the Griffin 8 and Griffin 1 wells in December 2000 resulted in total Griffin throughput exceeding 65 000 barrels per day. Total production for 2000–2001 averaged 44 000 barrels per day (gross).

Gas and LPG production for the year ended 30 June 2001 averaged 20 million standard cubic feet per day and 22 tonnes per day (gross).

At 30 June 2001, Petroleum's estimated proved reserves in the Griffin, Chinook and Scindian fields totalled 9 million barrels of crude oil and 8 billion cubic feet of gas.

Timor Sea

Development of the Buffalo oil field commenced late in calendar year 1998 and first production occurred in late December 1999. The field was developed using a fixed steel unmanned wellhead platform linked to a leased FPSO. Petroleum sold its remaining 50% interest in the Buffalo oil field to Nexen Petroleum Australia Pty Ltd effective September 2000. The sale transaction was completed on 30 March 2001.

Australia – exploration and development

Petroleum is an interest-holder and operator in exploration permits WA-155-P Part 1 (39.999%), WA-255-P (50%), WA-289-P (40%), WA-290-P (40%), WA301-P (50%), WA-302-P (33%), WA-303-P (33%), WA-304-P (50%), and WA-305-P (33.3%), and retention lease WA-12-R (71.43%), offshore Western Australia.

Petroleum has a 16.67% interest in exploration permit WA-28-P in which a number of oil and gas discoveries have been made, and a 16.67% interest in exploration permit WA-296-P, to the north east of the North West Shelf offshore production acreage. Petroleum is also a non-operator interest-holder in retention lease WA-1-R (50%), and exploration permits WA-33-P (8.33%), WA-239-P (42%), WA-296-P (16.67%) and WA-275-P (20%), offshore Western Australia. Petroleum also obtained a 100% interest in the newly awarded Vic/P45 permit in Bass Strait in January 2001.

In 1992, Petroleum discovered the Macedon-Pyrenees gas fields in the Carnarvon Basin (permit WA-12-R, in which Petroleum holds a 71.43% interest), offshore Western Australia. Development options are under review. No commercial gas markets have been established at this point.

In 1999 Woodside discovered the Vincent Oil field in its 100% held WA-271-P permit. About 40% of this field is now recognised to extend into WA-155-P Part 1 (BHP Billiton Limited Group 39.999%). The two joint ventures have started to collaborate towards a potential development. A cost and data sharing agreement has been negotiated over 2000-2001 and the parties involved in the two joint ventures are working together to assess the need for a potential extended well test and potential for development.

The Coniston-1 discovery, located in block WA-255-P, and recognised as extending into WA-155-P Part 1 is currently considered sub-commercial as stand alone, although this could be revised following successful development of other nearby discoveries such as Vincent.

The recent discoveries by Woodside at Enfield and Laverda in WA-271-P, have led to renewed interest in this portion of the Exmouth sub-basin. The Petroleum operated exploration permit WA-255-P (50%) is potentially positioned on this geological trend. Over 1000 km2 of 3D seismic data was acquired in 2001 and this data is currently in evaluation.

In 1993, Petroleum discovered the Minerva gas field (VIC/RL8) in the Otway Basin off Port Campbell in southern Victoria. Scenarios for commercialisation of the Minerva field are being reviewed.

Petroleum is also an interest-holder in retention leases VIC/RL2 (25%) and VIC/RL9 (50%).

In June 2000, Petroleum obtained approval from the Timor Gap Joint Authority for the Zone of Cooperation to withdraw from permits ZOCA 95-15 (previously 100% and operator) and ZOCA 95-17 (previously 100% and operator). Petroleum also withdrew from permit ZOCA 91-01 in January 2001 (previously 40% and operator).

Petroleum divested its interest in exploration permit AC/P8 in Northern Australia in August 2000.

Americas

Gulf of Mexico - production

Petroleum's producing assets in the Gulf of Mexico are the West Cameron 76 field that it operates with a working interest of 33.8% in all wells with the exception of B-1 and B-2 wells (56.3% and 78.8% respectively), Green Canyon 18/Ewing Bank 988 operated by ExxonMobil and in which Petroleum has a 25% working interest, and Green Canyon 60 also operated by ExxonMobil and in which Petroleum has a 45% working interest. Additionally, in September 2000 Petroleum purchased a 4.95% working interest in the Chevron operated Genesis field in Green Canyon blocks 160, 161 and 205.

INFORMATION ON THE COMPANY CONTINUED

Gulf of Mexico – Typhoon development

In July 1998, the Typhoon-1 well encountered oil on Green Canyon Block 236. Three appraisal wells were drilled in Green Canyon Block 237 and a fourth was drilled in Block 236. Petroleum has a 50% working interest in the two blocks, and Chevron (50% working interest) is the operator. In January 2000, the BHP Billiton Limited Group and Chevron approved the development of the Typhoon field in Green Canyon Blocks 236 and 237. The field is located in 600 metres of water approximately 100 kilometres off the coast of Louisiana. The field development consists of the subsea completion and tie back of four existing appraisal wells to a local host mini tension leg platform installed in June 2001. In December 2000, the US Minerals Management Services granted the Typhoon field owners royalty relief up to 87.5 million barrels of oil equivalent (100%) subject to commodity price ceilings. Peak gross production of 40 000 barrels of oil per day and 60 million cubic feet of gas per day is expected after scheduled first production in the third quarter of calendar year 2001.

Gulf of Mexico - exploration

Petroleum has been active in acquiring exploration leases offshore Louisiana in each of the past six Central Gulf Federal Outer Continental Shelf (OCS) lease sales and through farm-in arrangements. Petroleum acquired 79 leases in the May 1995 sale, 65 leases in the April 1996 sale, 38 leases in the March 1997 sale, 16 leases in the March 1998 sale, 9 leases in the March 1999 sale, 3 leases in the March 2000 sale and 12 leases in the March 2001 sale.

- Gulf of Mexico – Shelf/Flex Trend

At 30 June 2001 Petroleum owned a working interest in 11 exploration leases in water depths less than 1 500 feet.

- Gulf of Mexico – Deepwater and Ultra-deepwater

At 30 June 2001 Petroleum's portfolio consisted of 219 leases and an overriding interest in one lease making it one of the largest lease-holders in water depths greater than 1 500 feet.

As part of its strategy to efficiently allocate exploration expenditure and to increase the prospect inventory, Petroleum has entered into several joint venture arrangements with companies active in the deepwater. In this regard, in March 2000, Petroleum entered into a joint venture agreement with Total Exploration Production US, Inc. (Total), covering 21 leases owned by Petroleum in the Walker Ridge Area. Under the terms of this agreement, Total earned a 30% interest in the Chinook and Klondike Prospects. The agreement also provides Total with the option to earn a 30% interest in the Cascade Prospect. Petroleum will retain a 70% interest in the leasehold acreage and will act as operator.

In January 2001, the Chinook well was plugged and abandoned after drilling to a total depth of 25 109 feet and encountering sub-commercial quantities of hydrocarbon potential.

Over the past four years Petroleum has entered into several significant joint venture agreements with BP covering multiple prospects in portions of Green Canyon, Atwater Valley and Mississippi Canyon. Of the agreements still in effect, Petroleum owns a 42.5 – 44% working interest in 55 blocks in one joint venture area in which operatorship alternates pursuant to the joint venture agreement. Petroleum also has a 50% interest in 27 leases with BP in the eastern portion of the Atwater Foldbelt. Petroleum is designated as operator of 19 blocks under this agreement.

Under a multi-prospect joint venture agreement with ExxonMobil covering 24 blocks (Petroleum 50%, ExxonMobil 50%), Petroleum has drilled a well in the Bass Prospect Area of the Atwater Valley. Petroleum and ExxonMobil each farmed out equity in the prospect prior to drilling the initial test well. The resulting ownership is Petroleum (37.5% and operator), Exxon (18.75%), Mariner (20%), Enron (17.5%), and Agip (6.25%). The well was drilled to a total depth of 13 762 feet, encountered hydrocarbons and has been temporarily abandoned. The partnership is currently assessing the economic viability of this discovery.

An agreement was finalised in April 1998 with BP in the Atwater Foldbelt trend involving the Mad Dog Prospect. In 1998, the Mad Dog-1 well encountered hydrocarbons and was suspended pending further evaluation. The initial well was drilled on Green Canyon 826, which is part of a two and one-half block unit. Through a re-determination process finalised in July 2000, Petroleum owns a resulting 23.9% working interest throughout the lease blocks associated with the entire Mad Dog Prospect.

In calendar year 1999, the Mad Dog partners drilled a successful appraisal well within the two and one-half block unit. A second appraisal well was drilled in Green Canyon Block 783 in the second half of calendar year 2000 and encountered 200 net feet of hydrocarbon bearing sands.

Mad Dog is Petroleum's third prospect along the Atwater Foldbelt trend to have encountered hydrocarbons. The Atwater Valley (AV) 575-1 encountered hydrocarbons at the Neptune prospect in 1995 and was appraised by the AV 574-1 well in 1998. The Atlantis discovery was drilled with the Green Canyon 699-1 well in 1998 and is located between Neptune and Mad Dog in approximately 4,400 feet of water. The appraisal well, Atlantis No.2, was drilled at the end of the 1999-2000 financial year in Green Canyon Block 743. This well was operated by Petroleum and was drilled with the CR Luigs drill ship. The Atlantis No. 2 well encountered in excess of 500 net feet of oil-bearing sands. Petroleum has a 44% working interest in Atlantis and a 42.5% working interest in Neptune. The third Atlantis well commenced drilling in May 2001 and is operated by BP.

INFORMATION ON THE COMPANY CONTINUED

Petroleum has secured agreement with its partner BP to drill the initial exploratory well on the Frampton Prospect in Green Canyon. The Frampton Prospect is located south-east of the Mad Dog discovery and south-west of the Atlantis discovery. The BHP Billiton Limited Group will operate the well with a 44% working interest utilising the CR Luigs drill ship.

Petroleum has completed a farm-out agreement to Marathon involving its Paris Carver Prospect. Under the terms of this farm-out, Marathon will contribute to exploration costs in order to earn a 50% working interest. The BHP Billiton Limited Group will operate all activities subsequent to the initial well. It is expected the initial well will commence drilling in the first quarter calendar year 2002.

The BHP Billiton Limited Group has finalised an arrangement with BP Exploration Inc. to acquire a 33.34% working interest in six leases comprising a prospect named Pumba, directly offsetting the Mad Dog discovery in Green Canyon.

Petroleum's share of estimated proved reserves in the Gulf of Mexico at 30 June 2001 was 81 million barrels of oil and condensate and 100 billion cubic feet of gas.

Bolivia - production

With effect from 1 July 1994, Petroleum acquired a 50% working interest in the Mamore exploration block in Bolivia, including the Surubi oil field, from Maxus Bolivia Inc (Maxus), whose ultimate parent is Repsol of Spain. Production from the Surubi oil field began in 1993. The Paloma field was discovered in 1995, and the Bloque Bajo field was discovered in 1996. Gas sales from the block commenced in the second half of calendar year 1999. Gross production from these fields was 10 700 barrels per day of oil and 26 million cubic feet per day of gas in 2000–2001.

Petroleum's estimated share of proved reserves in Bolivia at 30 June 2001 was 15 million barrels of oil and condensate and 40 billion cubic feet of gas.

Bolivia - exploration

Resource evaluation work continues on the Mamore and Secure blocks in which Petroleum has a 50% and 41.18% interest respectively. In 1999, Repsol acquired Maxus/YPF, and as a result, became the substitute operator and sole partner with Petroleum in both the Mamore and Secure blocks. On 31 January 2000, the Secure joint venture entered the third and final phase of the seven-year exploration period. The duration of the third phase is two years, in which two exploration wells are planned to be drilled. Drilling of the first well, Eva Eva South, commenced during September 2000 and was temporarily abandoned in May 2001.

Development and appraisal drilling continues in the Surubi and Paloma fields. There was no exploration activity for the Mamore Block in 2000-2001.

United Kingdom – production

Liverpool Bay

Petroleum is the operator and has a 46.1% interest in the Liverpool Bay oil and gas development located off the Welsh coast in the Irish Sea. Other joint venture participants in the development are LASMO (ULX) Limited (45%) (now owned by AGIP) and Centrica Resources Ltd (8.9%). The development includes five fields, four of which have already been developed and the fifth, Hamilton East, is currently under development. First production from the Douglas and Lennox oil fields commenced in early 1996, and contracted gas sales to PowerGen from the Hamilton and Hamilton North gas fields commenced in July 1996.

Oil production during 2000–2001 averaged 52 000 barrels per day (gross) and gas production averaged 210 million cubic feet per day (gross).

Liverpool Bay was awarded a gold award in April 2000 and May 2001 from The Royal Society for the Prevention of Accidents for demonstrating good safety performance since 1997. Liverpool Bay was certified to ISO 14001 in May 2001 by Lloyds Register Quality Assurance after spending two years developing its environmental management system.

In October 1999, PowerGen and the field owners agreed to reduce the sale price of the contracted gas for a five-year period having effect from 1 June 1999, in exchange for a one-off cash payment from PowerGen. The resulting deferred income amount will be amortised on a 'unit of production' basis over the five years of the agreement. This agreement follows a similar re-negotiation of the Gas Sales Contract in December 1998 when the BHP Billiton Limited Group received a one-off cash payment for a permanent base price reduction.

Petroleum's share of estimated remaining proved reserves in Liverpool Bay at 30 June 2001 was 35 million barrels of oil and condensate and 340 billion cubic feet of gas.

Bruce / Keith

The Bruce field is located approximately 380 kilometres north-east of Aberdeen in the northern North Sea. Petroleum has a 16% interest in the field, operated by BP. The integrated oil, gas and condensate development concept for Bruce is being developed over three phases. Gas production is sold under long-term take-or-pay sales contracts to Centrica Ltd and Corby Power Limited.

The Phase I facilities include a drilling and wellhead platform with 32 slots that is bridge-linked to a process, utilities and quarters (PUQ) platform. Gas is exported from the PUQ platform via a five-kilometre connecting pipeline to the Frigg gas export pipeline system. Liquids are exported from the PUQ platform via a 254-kilometre pipeline to the Forties Unity platform and into the BP operated Forties Pipeline System.

Phase II development of the western area of the Bruce field was successfully completed late in calendar year 1998.

INFORMATION ON THE COMPANY CONTINUED

The development entails a single eight-slot manifold tied back to a Compression Riser platform bridge-linked to the existing Bruce facilities. First production from the Western Area took place in October 1998.

Phase III of the project involves infill drilling from the existing drilling platform to develop additional oil, gas and condensate reserves in the north, central and eastern parts of the field. The first of these infill wells was started in March 2001.

Gross production from Bruce during 2000-2001 averaged 32 000 barrels per day of oil and 550 million cubic feet per day of gas.

Petroleum has a 31.83% interest in the Keith oil discovery, lying adjacent to the Bruce field in block 9/8a and further interests in licence blocks 9/8b, 9/9b, and 9/9c. Development of the Keith field was approved in January 2000. The development of the Keith field was a tieback of the sub-sea well 9/8a-14 to the western (WAD) sub-sea manifold and to the Bruce platform facilities, which was completed with first production in November 2000.

Gross production from Keith averaged 7 900 barrels per day of oil and 9 million cubic feet per day of gas since first production in November 2000.

Petroleum's share of estimated remaining proved reserves for the Bruce and Keith fields at 30 June 2001 was 12 million barrels of oil, condensate and LPG and 250 billion cubic feet of gas.

United Kingdom – exploration and development

Liverpool Bay

Hamilton East, the fifth field in the Liverpool Bay development, is expected to produce first gas in October 2001. This single well subsea development will be tied back 6.5 kilometres to the existing Hamilton North platform.

North Sea

A four-well platform drilling program accessing reserves in the central, south central and northern flank of the Bruce field area commenced in March 2001.

Petroleum retains interests in nine UK blocks outside the blocks in which its producing assets lie. An ongoing program of rationalisation of these assets is in place.

Algeria – exploration and development

ROD Integrated Development

In Algeria, Petroleum holds a 45% working interest in, and operates, Blocks 401a/402a. Petroleum has completed the exploration program for the Production Sharing Contract (PSC). Petroleum applied for, and was granted, a one-year extension to the exploration licence to complete outstanding appraisal and/or commercialisation of hydrocarbons in the permit. The exploration license now expires in August 2001. An evaluation of the hydrocarbon discovery at well RAR-1 within these blocks has been completed and an application has been made to incorporate this discovery into the existing integrated development plan for the ROD fields.

An integrated plan to develop the ROD, SFNE, BSF, RDB and RERN oil fields partly located in Blocks 401a/402a has been sanctioned by SONATRACH (the Algerian state oil company) and the Algerian government and is now subject only to formal gazettal. The largest of the fields, ROD, extends into the neighbouring Block 403 PSC operated by AGIP and SONATRACH. A unitisation agreement has therefore been put in place to govern joint operatorship and commercial arrangements for the development, giving Petroleum approximately 17% of overall project reserves under the terms of the PSC.

The fields will be developed via a new dedicated processing train, which will be built at AGIP and SONATRACH's existing BRN production facility on Block 403. From there, oil will be exported via the established pipeline infrastructure to terminals located on the Algerian coast while the associated gas will be re-injected underground. Petroleum's share of the US$500 million development costs will be around US$190 million.

First production from the fields is scheduled for the first half of 2003, with an estimated gross peak production rate of 80 000 barrels of oil per day. The development will be conducted by a joint operating entity comprising Petroleum and SONATRACH, whilst operations will be conducted by a joint operating entity comprising Petroleum, SONATRACH and AGIP.

Petroleum held a 100% working interest in the Boukhechba exploration permit, which is also operated under a PSC. Seismic data (528 kilometres) was acquired during the period November 2000 to February 2001. Petroleum drilled the first of its two commitment wells, OIR 1, in March and April 2001 and is currently evaluating the hydrocarbons discovered by this well. The second commitment well, OHE 1, was drilled in May, June and July 2001. A seven-month extension on the original exploration period was granted by SONATRACH and the licence now expires on 31 December 2001. A farm-out agreement with Woodside Energy (North Africa) Inc. to assign 50% of the Boukhechba interest after the first well was signed by Petroleum in December 2000. This agreement is awaiting formal SONATRACH and Algerian government approvals. SONATRACH's 90-day pre-emption period has expired without being exercised.

Petroleum is working with SONATRACH to evaluate the potential application of the company's proprietary compact LNG (cLNG) technology at its extensive gas liquifaction facilities in Arzew.

Ohanet Development

Petroleum signed a Risk Service Contract (RSC) with SONATRACH (the Algerian state oil company), for the development of four gas/condensate reservoirs in the Ohanet region of Algeria on 2 July 2000. This RSC was formally gazetted by the Algerian Government

INFORMATION ON THE COMPANY CONTINUED

on 12 November 2000. Development work is now underway. The participants in the venture are BHP Petroleum (International Exploration) Pty Ltd (60%), Japan Ohanet Oil & Gas Co Ltd (30%) (JNOC (50%), ITOCHU (35%), Teikoku (15%)) and Petrofac Resources (Ohanet) LLC (10%). A farm-out agreement with Woodside Energy (Algeria) Pty Ltd to assign a 15% interest in the venture was signed by Petroleum in December 2000 and is awaiting formal SONATRACH and Algerian government approvals. SONATRACH's 90-day pre-emption period has expired without being exercised. The total cost of developing the Ohanet reservoirs (estimated at around US$1 billion, Petroleum share US$618 million or US$464 million after farm-out) will be borne by the foreign participants. In return, the participants will be entitled to recover their investment – together with an agreed fixed profit consideration – over a target eight-year period from the start of production. This eight-year period can potentially be extended for up to four further years.

All participants' monetary entitlement will be translated into volumes of condensate, butane and propane (at prevailing SONATRACH posted prices) that will be lifted from export ports on the Algerian coast.

Ohanet is located in the Illizi province of Algeria, approximately 1 300 km south east of Algiers and 100 km west of the country's border with Libya. The fields were originally discovered in the late 1950s and early 1960s and have since been appraised and delineated by more than 65 wells.

First production is scheduled for October 2003 and peak liquids production will be around 58 000 barrels per day, which will be shared by the foreign partners according to their equity interests and their financial entitlements.

Petroleum's estimated share of proved reserves in Algeria at 30 June 2001 was 88 million barrels of oil, condensate and LPG.

Petroleum is also pursuing other oil and gas opportunities in Algeria.

West Africa – exploration

Angola

The PSC for Block 21 in the deepwater Kwanza Basin, offshore Angola, became effective in January 1999 with Petroleum as operator. The contractor group comprises BHP Petroleum (Angola 21) Inc (30%), Amoco Angola Kwanza B.V. (20%), Esso Exploration and Production Angola (Block 21) Limited (20%), Sonangol Pesquisa e Producao S.A.R.L (20%) and Shell Development Angola B.V. (10%). In addition, Petroleum became a party to the PSC as a non-operator for a 15% interest in Block 22, also in the deepwater Kwanza Basin (Texaco Exploration Angola Sumbe Inc. is operator with a 40% interest). Drilling on Block 21 is expected to begin in the first quarter of the 2001-2002 financial year.

Gabon

In 1997 Petroleum acquired an equity interest in the Arco-operated Otiti and Tolo blocks, situated in the North Gabon Basin. In October 1999, following the BP takeover, Arco withdrew from Gabon and the BHP Billiton Limited Group assumed operatorship. Twelve months later Triton Energy farmed-in to the Otiti and Tolo blocks. The equity share in the Otiti and Tolo blocks is Petroleum (40.12%), Sasol (21.88%) and Triton Energy (38.00%).

Situated in water depths of between 200 and 2000 metres, the blocks are located approximately 50 kilometres off the coast of Gabon, immediately north of the Cap Lopez peninsula – the focus of much of Gabon's current offshore production activity.

To date, two deepwater wells have been drilled on the Otiti block. The results remain confidential.

Acquisition of some 1 600 kilometeres of seismic data on the Tolo Block was completed in December 1998 and interpretation of the data is in progress. Petroleum plans to drill the first well in the Tolo Block during the second half of calendar year 2001.

Pakistan – exploration, development and production

In Pakistan, Petroleum holds two exploration permits: Dadu (2667-1) and Risaldar A (2868-4) in the Indus Basin. Petroleum holds a 47.5% pre-discovery interest in Dadu and 95% in Risaldar A. The Government of Pakistan has a 5% interest in these permits and the right to increase its interest to 25% in the case of a commercial discovery. Risaldar A is in the process of being relinquished by Petroleum.

In 1998, the Zamzama-1 well in the Dadu exploration permit discovered gas. During 1999, the Dadu joint venture undertook an appraisal program consisting of a mixed two-dimensional and three-dimensional seismic program and one appraisal well. This program identified commercial reserves and with its joint venture partners, Petroleum has since undertaken an initial development through an extended well test. In April 2000, the Dadu joint venture signed a gas sales and purchase agreement and a gas pricing agreement with the Government of Pakistan and Sui Southern Gas Company for the extended well test (EWT) volumes. Production commenced in March 2001 with the Government of Pakistan entitled to 25% of this test production. Petroleum is currently evaluating opportunities for expansion of gas production at Zamzama.

Gross gas production from Pakistan for 2000-2001 averaged 65 million cubic feet per day since first production in March 2001.

Trinidad – exploration

In April 1996, Petroleum signed a PSC with the Government of Trinidad and Tobago for offshore Trinidad Block 2(c) (Petroleum's interest 45%). It signed a second PSC in June 1996 for offshore Trinidad Block 2(ab) (Petroleum's interest 50%). These blocks are both operated by Petroleum and comprise approximately

INFORMATION ON THE COMPANY CONTINUED

1 233 square kilometres. A three-dimensional ocean-bottom cable seismic program was completed in January 1998. The first exploration well, Angostura-1, drilled in 40 metres of water, was completed on Block 2(c) in May 1999 and discovered natural gas. In June 2000, a second exploration well, Aripo-1, in Block 2(c) drilled in 30 metres of water and located four kilometres north-east of Angostura-1, discovered natural gas. Active appraisal and gas marketing efforts are in progress.

In Block 2(ab) exploration wells Kitchener-1 and Spitfire-1 were completed in June 1999 and June 2001, respectively, and both wells plugged and abandoned.

Cambodia/Thailand Overlapping Area – exploration

Petroleum holds a 50% interest in two Conditional Petroleum Agreements within the disputed offshore area between Cambodia and Thailand.

Other areas and activities

Petroleum is evaluating and progressing a number of development opportunities in the Near and Middle East (including in Iran and Syria).

Regulatory and fiscal terms

Australia

Oil and natural gas belong to the Crown and rights to explore and produce oil and natural gas are granted by the relevant State, Territory or Commonwealth Government. The Commonwealth Government alone has legislative responsibility for Australian offshore petroleum exploration and production beyond the three-mile territorial sea limit, which encompasses the area of most relevance to Petroleum in Australia. Petroleum operations in this area are governed by the Petroleum (Submerged Lands) Act 1967 (PSLA). The PSLA established a Joint Authority whereby relevant State and Commonwealth Governments cooperate in the administration and supervision of petroleum activities. Within the three-mile limit, petroleum operations are governed by the adjacent State or Northern Territory legislation that is similar to the PSLA. Most production licences held by Petroleum in the North West Shelf, Bass Strait and Timor Sea regions have been issued under the PSLA.

An exploration permit authorises the holder to explore for (but not produce) petroleum in the area that is the subject of the permit. The Commonwealth Government usually makes some vacant offshore acreage available for bidding annually. Anyone may forward recommendations to the Government that new acreage be made available. Offshore exploration permits are awarded based on either cash bidding or work program bidding for an initial period of six years. The holder of a permit granted under the work program bidding system is required to complete a minimum guaranteed dry-hole work program for the first three years of the permit. Subject to limited exceptions, the commitments under the work program must be completed in the first three years to avoid the permit being cancelled. The permit holder also has a secondary work program for the subsequent three years. Under the cash bidding system, permits are awarded to the highest cash bidder and applicants are not required to submit exploration programs.

Exploration permits may be renewed for five-year periods in respect of half the number of blocks contained within the existing permit.

A production licence may be applied for after a discovery is made and authorises the licensee to recover petroleum and explore for petroleum in the licence area for a term of 21 years with a right of renewal for 21 years.

Secondary taxes – Australia

A Petroleum Resource Rent Tax (PRRT) was introduced in 1985 for all offshore areas with the exception of the Bass Strait and North West Shelf projects where an excise and royalty regime applied. On 1 July 1990, the PRRT was extended to the Bass Strait project. The North West Shelf project (North West Shelf production licences and the unrelinquished permits in WA-1-P and WA-28-P) remains subject to excise and royalty on oil production and royalty on gas/condensate production.

PRRT is assessed before company income tax and the amount of PRRT paid is a deduction for the purpose of calculating company income tax. From 1 July 1990, exploration expenditure incurred in PRRT areas must be offset (to the extent possible) against PRRT liabilities elsewhere within the same group of companies.

PRRT is payable when project cash flows become positive, after taking into account all allowable exploration, development and operating costs, and after a stipulated return on the project has been achieved. For exploration and project expenditures prior to 1 July 1990, the stipulated return is 15% plus the Australian Government long-term bond rate (LTBR). For expenditure after 1 July 1990, exploration expenditure has a stipulated return of 15% plus the Australian Government LTBR, and project expenditure has a stipulated return of 5% plus the LTBR. The PRRT rate is 40%.

Americas

Petroleum's current operations in the Americas principally fall under three separate fiscal regimes: US, Bolivia and Trinidad.

In the US, operations are predominantly in Federal offshore waters in the Gulf of Mexico. Revenues from this area carry royalty interests of 16.67% in water depths up to 400 metres and 12.5% in water depths greater than 400 metres. In addition, a 35% tax rate is also levied on taxable income. The Outer Continental Shelf Deep Water Royalty Relief Act 1995 (the Act) was enacted by the US Congress on 28 November 1995. The Act authorises the US Secretary of the Interior to offer certain deepwater outer continental shelf tracts in the central and western Gulf of Mexico for lease with suspension of royalties. The Act relates to leases issued within five years of the date of enactment and provides for suspension of royalties on the following cumulative volumes of

INFORMATION ON THE COMPANY CONTINUED

production: 17.5 million barrels of oil equivalent for leases in 200 to 400 metres of water; 52.5 million barrels of oil equivalent for leases in 400 to 800 metres of water; and 87.5 million barrels of oil equivalent for leases in more than 800 metres of water. In addition to automatic royalty relief for deepwater blocks obtained after 28 November 1995, the Government can also grant royalty reduction or elimination at its discretion if a project warrants.

In Bolivia, a new hydrocarbons law was enacted in 1996, which generally improves the fiscal terms applicable to Petroleum's properties. The new law, a tax-royalty regime similar to the prior regime, provides for the following two-tier government take: existing hydrocarbons (pre-29 July 1996) 50%; new hydrocarbons (29 July 1996 and after) 18%. Of the 50% take on existing hydrocarbons, 13% is available to be reduced by the payment of corporate income tax. Production from all fields is subject to a surtax of 25% that is applicable in certain situations. The corporate income tax rate is 25% and there is a remittance tax of 12.5% on repatriated funds.

In Trinidad, Petroleum holds a 50% operated interest in Block 2(ab) and a 45% operated interest in Block 2(c) pursuant to terms of PSCs. The contracts allow the contractor to recover its cost from 35% in the case of oil, or 50% in the case of gas of the revenue from production in Block 2(c) and 50% in the case of oil, or 50% in the case of gas of the revenue from production in Block 2(ab). The remaining production is deemed to be 'profit oil' which is split between the Government and contractor according to a formula based on daily production levels and oil prices. The Government's share of 'profit oil' ranges from 50% to 80% with 70% being the maximum Government share if oil prices remain less than US$30 per barrel. The PSC also provides for certain bonus payments as various production levels are reached.

United Kingdom

In the UK, the Crown owns all the petroleum on land and under the territorial sea and the UK Continental Shelf. A licence is required for exploration or production. The Secretary of State for Trade and Industry (the Secretary) is empowered to grant licences, on conditions approved by the Secretary, and has wide powers of regulation of all aspects of exploration and production. Offshore licences are normally awarded for six years, but may be continued by approval of the Secretary. Licences confer the exclusive right to search for, bore for and extract petroleum in the area covered by the licence.

Algeria

Oil and gas are owned by the Algerian state. Mining licences are granted to SONATRACH, the state-owned oil company. SONATRACH, in turn, is empowered by Algerian legislation to enter into contractual arrangements with non-Algerian enterprises covering the exploration and/or exploitation of oil and gas fields. Where the contractual form is either that of a production sharing or risk service contract, then the non-Algerian enterprise is liable to Algerian tax, but SONATRACH pays this on their behalf. The ROD integrated oil development partly located in Blocks 401a/402a is under a production sharing contract, and the Ohanet development is under a risk service contract.

West Africa

Angola

In Angola, Petroleum holds a 30% interest in Block 21 and a 15% interest in Block 22 pursuant to terms of PSCs. The contracts allow the contractor to recover its cost from 50% of the gross revenue from production in Block 21 and 50% of the gross revenue from production in Block 22. The remaining production is deemed to be 'profit oil' which is split between the Government and contractor according to a formula based contractor's rate of return for each development area and water depths. The Government's share of 'profit oil' ranges from 20% to 85%. The PSC also provides for certain bonus payments as various production levels are reached.

Gabon

In Gabon, Petroleum holds a 40.12% interest in both the Otiti and Tolo Blocks. However, the State of Gabon has a right to participate up to a 10% interest upon first production from any development pursuant to terms of PSCs. The contracts allow the contractor to recover its cost from up to 70% of the gross revenue from production on the Otiti Block and from up to 80% of the gross revenue from production on the Tolo Block. The remaining production is deemed to be 'profit oil' which is split between the Government and contractor according to a formula based on daily production levels and water depths. The Government's share of 'profit oil' ranges from 48% to 85%. The PSC also provides for certain bonus payments as various production levels are reached.

Health, safety and environment

At 30 June 2001, Petroleum believes its operations comply in all material respects with applicable laws and regulations relevant to the protection of the environment and personnel. Health, safety and environmental experts are employed to advise on technical and regulatory matters relevant to the health, safety and environment management of its operations and prospects. Petroleum continues to invest in plant and equipment to ensure that it complies with its obligations under environmental laws and regulations, and will continue to incur compliance costs in future years. The costs of future compliance or further investment required to meet environmental laws and regulations are difficult to estimate, but are considered unlikely to have a material adverse effect on Petroleum's financial position or results of operations.

Petroleum activities worldwide, including management of any associated environmental aspects, are subject to regulation and oversight by a range of regulatory authorities. These authorities variously set and enforce environmental licence, regulatory and permit conditions, as well as conduct approvals processes, inspections and audits. It is a requirement under most legislation

INFORMATION ON THE COMPANY CONTINUED

that operators of offshore oil and gas facilities prepare environmental impact assessments and safety cases or plans for their operations.

Petroleum facilities are regularly monitored to facilitate continued compliance with changing laws and regulations, and community expectations. Petroleum's activities are undertaken in accordance with BHP Billiton Limited Group Health, Safety, Environment & Community Policy and the Petroleum Health, Safety and Environment Management Standards, which were issued in 2000 and are designed to encourage continual improvement. Petroleum standards are aligned with BHP Billiton Limited Group Corporate Safety and Environmental Management Standards. All operational sites have undertaken a self-assessment against these Petroleum HSE Management Standards. The Standards are also verified by audits. Regular management reporting of prosecutions and incidents and near misses is also carried out.

Certain health, safety and environmental issues and developments are summarised below:

In May 1998, Petroleum divested its businesses in Hawaii. The BHP Billiton Limited Group indemnified the buyers for certain past liabilities and has capped this indemnification at less than US$10 million, some of which has now been spent. Following the divestment, the BHP Billiton Limited Group has retained some environmental liabilities for which it has indemnified the buyer and which are uncapped, as described below.

The BHP Billiton Limited Group operated a petroleum terminal, now decommissioned, at a site that is within an area that has since been declared a Hawaii State Superfund Site. The BHP Billiton Limited Group is currently participating in a voluntary effort with a number of other parties to undertake site assessment, to be followed by a risk assessment, and ultimately risk-based corrective actions.

Also within the Superfund area is the site of a previous manufactured gas plant. Litigation over a claim brought by a neighbour, Castle & Cooke, asserting that contamination on its property arose from the BHP Billiton Limited Group controlled site, was settled in December 2000. Petroleum has engaged a contractor to remediate the former gas plant site to the satisfaction of the Hawaii Department of Health and to meet conditions of the Settlement Agreement. The State of Hawaii has previously requested information from the BHP Billiton Limited Group with respect to contaminated material unearthed in the vicinity of another former manufactured gas plant site, in Hilo.

In respect of these three sites, Petroleum's liabilities including remediation costs and amounts paid to settle litigation, though uncapped, are currently assessed as immaterial.

Odour incidents from the UK Liverpool Bay Offshore operations are recognised as a potential risk that requires continued vigilance. An air monitoring and modelling system was established during 1999 as a means of predicting and controlling possible nuisance odours.

An oil-spill incident occurred in September 1999 from the Liverpool Bay operations. Immediate response to this spill mitigated any significant environmental impact. A prosecution was launched on 22 January 1999 by the United Kingdom Department of Trade and Industry against the BHP Billiton Limited Group in respect of an oil-spill of June 1998 from the Liverpool Bay operation. The case was tried in November 2000 and Petroleum was fined £40 000 and ordered to pay costs.

In the UK and Australia, operators are required by law to develop and submit a "safety case" to the regulator for review and acceptance before they can operate. Under the regulations the operator is required to demonstrate, through a formal process of safety studies, risk assessment and cost-benefit analysis measured against specific performance standards and acceptance criteria, that the risks to the safety of workers on the facility have been reduced to a level which is "as low as reasonably practicable (ALARP)".

Petroleum's safety cases have been accepted for all its operated offshore facilities in the UK and Australia. The Company is also using the safety case approach in new projects. Petroleum is continuing to improve its safety cases by conducting regular reviews in consultation with its workforce.

Production

Petroleum's production is derived from operations in Australia, the UK, the US, Bolivia and Pakistan. In 2000-2001, Petroleum's oil equivalent production was 130.6 million barrels for the year or around 358 000 barrels per day of oil equivalent. Oil and condensate constitutes approximately 61% of the Company's total production. Average daily oil and condensate production during 2000-2001 was 217 000 barrels per day or 79.1 million barrels for the year. Net average gas production including LNG and ethane during 2000-2001 was 723 million cubic feet per day or 264 billion cubic feet for the year. Net average LPG production was 21 400 barrels per day or 7.8 million barrels for the year.

The following table sets forth Petroleum's historical net daily crude oil, condensate and natural gas production by region and the annual production of LNG, LPG and ethane for the year ended 30 June 2001, 13 months ended 30 June 2000 and the year ended 31 May 1999, as well as the average sales prices for total production for each of those periods.

INFORMATION ON THE COMPANY CONTINUED

	2001(a)	2000(a)	1999(a)
Crude Oil and Condensate Production (b)			
(thousands of barrels per day)			
Australia	**177**	175	135
Asia	**-**	4	8
UK	**30**	28	24
Pakistan	**-**	-	-
Americas	**10**	10	10
Total	**217**	217	177
Natural Gas Production (b)			
(millions of cubic feet per day)			
Australia	**316**	265	260 (c)
Asia	**-**	-	-
UK	**187**	179	195
Pakistan	**7**	-	-
Americas	**58**	47	15
Total	**569**	491	470
Average Sales Price			
Oil (US$ per barrel)	**29.39**	24.67	13.20
Natural gas (US$ per thousand cubic feet)	**1.73**	1.47	1.83
Liquified Natural Gas (LNG) Production			
(thousand tonnes per year)			
Australia	**1 242** (d)	1 309	1 296
Liquified Petroleum Gas (LPG) Production			
(thousand tonnes per year)			
Australia	**582**	622	555
UK	**92**	63	47
Total	**674**	685	602
Ethane Production			
(thousand tonnes per year)			
Australia	**67**	80	74

(a) Fuel, flare and royalty have been deducted for all areas. Production shown represents marketable production and differs from the production shown in the reserves tables.

(b) Production values shown are average daily rates for the respective year, excluding gas sold as LNG or ethane.

(c) Production from Bass Strait reduced because of an explosion and fire at Gas Plant 1 at Longford on 25 September 1998. Production rates returned to pre-incident levels in January 1999.

(d) Includes LNG derived from the Athena gas purchase and sale agreement, from which Petroleum gains no reserves.

INFORMATION ON THE COMPANY CONTINUED

Steel

In March 2001, the BHP Billiton Limited Group announced its intention to spin-out its entire steel flat and coated products business. The spin-out is expected to be completed no later than the end of financial year 2002.

The BHP Billiton Limited Group commenced steelmaking activities in 1915 and is Australia's and New Zealand's only fully integrated flat products steelmaker.

In September 1999, the BHP Billiton Limited Group reduced its Australian raw steel capacity by 1.6 million tonnes to 6.7 million tonnes mainly due to the closure of the Newcastle steelworks. In October 2000, the BHP Billiton Limited Group divested its long products businesses together with its pipe and tube and Tubemakers distribution businesses by way of a spin-out of a new entity, OneSteel Limited, to its shareholders. The spin-out reduced the BHP Billiton Limited Group's Australian raw steel capacity by a further 1.7 million tonnes to its current capacity of 5.0 million tonnes. The BHP Billiton Limited Group also has an annual raw steel capacity of 0.6 million tonnes in New Zealand and a 50% interest in a flat products steel mini-mill at Delta, Ohio in the US which has an annual raw steel capacity of 1.4 million tonnes.

Steel estimates it supplied approximately 43% of the total Australian domestic consumption of steel products for the 12 months ending June 2001. Steel also exported 53% of total despatches from Australian operations to principal markets in Asia, North America, Europe and the Mediterranean and 55% of total despatches from New Zealand Steel to principal markets in North America, Australia, Japan and South East Asia. Steel also manufactures and distributes steel building products both in Australia and overseas.

The BHP Billiton Limited Group is currently substantially self-sufficient in the principal raw materials required for steelmaking, namely iron ore and ironsands, as well as in coking coal, the principal energy source for blast furnace smelting. Refer 'Information on the company – Steel – Raw materials'. BHP Billiton Limited Group's Transport & Logistics business supplies Steel's transport requirements.

The Steel business concentrates on flat steel products manufacture in Australia, New Zealand and Asia, based on the low-cost supply of steel from Port Kembla steelworks, as well as its leading position in coated steel products.

Flat Products

The major operational centre is located at Port Kembla, New South Wales. The Port Kembla steelworks has an annual capacity of 5.0 million tonnes of raw steel. Primary facilities consist of two blast furnaces, three 275-tonne basic oxygen steelmaking vessels and three slabcaster machines. Downstream facilities at Port Kembla produce hot-rolled coil, plate and tinplate.

The Port Kembla steelworks supplies hot-rolled coil to the pipe and tube industry, and plate and hot-rolled coil to the structural and engineering construction industries, the building and manufacturing industries and the mining industry. It also supplies tinplate to container manufacturers for use in the food, beverage, paint, lubricants and chemical industries. In addition, the Port Kembla steelworks supplies slabs, hot rolled coil, plate, tinplate and blackplate to international markets.

In the US, the BHP Billiton Limited Group is a partner in a flat products steel mini-mill at Delta, Ohio. The BHP Billiton Limited Group has a 50% interest in this joint venture, the other partner being a wholly owned subsidiary of Cargill Inc. The mill has an electric-arc furnace using scrap, HBI, pig iron and direct reduced iron with an annual steelmaking capacity of 1.4 million tonnes. This joint venture facility, based on new 90mm thick slab casting, has now exceeded its design capacity and is delivering high quality coils.

In March 2000, the BHP Billiton Limited Group signed an agreement with NUCOR Corporation of the US (NUCOR) and Ishikawajima-Harima Heavy Industries of Japan (IHI) to form a limited liability company (LLC) to licence its 'Project M' strip casting patents and technology developed with IHI. The BHP Billiton Limited Group has transferred its interest in certain patents and technology to the LLC at fair market value.

NUCOR will become the first licensee of the LLC and will undertake the first commercialisation of this revolutionary steel strip casting technology.

Coated Products

Coated Products produces a wide range of finished and semi-finished flat steel products in sheet and coil form. As described below, its production and marketing facilities extend internationally and it has trading offices located throughout the world.

In Australia

Coated Steel Australia (CSA) produces hot-rolled and cold-rolled, metallic coated, painted and electrical steel sheet and coil. It processes and coats steel strip for several markets in Australia and overseas. Hot-rolled and cold-rolled, and metallic coated steels, are supplied to the automotive components and vehicle manufacturing industries for a wide range of parts and panels. Metallic coated and pre-painted steels are supplied to the building and construction, whitegoods, office furniture and general manufacturing industries. CSA exports approximately 29% of its production to markets in the Americas, Asia, Europe and the Mediterranean.

CSA has a number of well-established brands for its coated products, including GALVABOND® steel (zinc coated), ZINCALUME® steel (zinc aluminium alloy coated) and COLORBOND® steel (prepainted), sheet and coil products.

INFORMATION ON THE COMPANY CONTINUED

The two main production facilities are located at Springhill, New South Wales, and Western Port, Victoria. Seven service centres are located in New South Wales, Queensland, Victoria, South Australia and Western Australia.

The Springhill plant processes hot-rolled coil, sourced from the adjacent Port Kembla steelworks, into cold-rolled, metallic coated and painted sheet and coil products. Its nominal production capacities are: cold-rolling (960 000 tpa), coating (660 000 tpa) and painting (140 000 tpa).

The Western Port plant sources slabs from the Port Kembla steelworks and OneSteel Limited (Whyalla steelworks) to produce hot-rolled, cold-rolled, metallic coated and painted sheet and coil products. Its nominal production capacities are: hot-rolling (1 500 000 tpa), cold-rolling (1 000 000 tpa), coating (850 000 tpa) and painting (300 000 tpa).

The service centres provide custom slitting and shearing operations, as well as processing product from Springhill and Western Port for direct supply to customers. In addition, a paintline, with a nominal capacity of 70 000 tpa, is located at the Acacia Ridge service centre servicing the Queensland market. There is also a paintline, with a nominal capacity of 40 000 tpa, at the Port Kembla service centre servicing mainly the New South Wales market. This centre also has an Electrical Steel processing line servicing the electrical steel market across Australia. An additional regional painting facility has been commissioned at Chullora, New South Wales. The service centres also act as a centre for sales and marketing operations in their respective states.

Coated Products also operates the following facilities in Asia to supply the international building and construction market.

In Indonesia

A metallic coating and paint line at Cilegon. The BHP Billiton Limited Group has a 74% interest in this facility which has nominal capacities of metallic coating (100 000 tpa) and a paint line (25 000 tpa).

In Malaysia

A metallic coating and paint line at Selangor. The BHP Billiton Limited Group has a 60% interest in this facility which has nominal capacities of metallic coating (150 000 tpa) and a paint line (60 000 tpa).

In Thailand

A steel flat products facility incorporating a pickle line, cold-rolling mill and metallic coating and paint lines at Map Ta Phut. The facility was commissioned in January 1998 and was enhanced with the addition of galvanising capability in August 1998. The BHP Billiton Limited Group has an 87.5% interest in the venture which has nominal capacities of cold rolling (300 000 tpa), metallic coating (150 000 tpa) and a paint line (50 000 tpa).

In Saudi Arabia

The BHP Billiton Limited Group has a 33.3% interest in a paint line at Jubail that has a nominal capacity of 120 000 tpa.

New Zealand Steel (NZS)

NZS is New Zealand's only fully integrated flat products steelmaker. Its products include hot-rolled coil, plate, cold-rolled coil, welded hollow sections, metallic coated and painted flat products including established brands such as COLORSTEEL® and ZINCALUME® coated sheet steel products. Steel despatches for 2000-2001 were 538 000 tonnes. NZS uses a direct reduction process followed by electrical melting to produce high-purity molten iron from local titaniferous irons and concentrate and local coal. The nominal capacities are steel making (600 000 tpa), hot-rolling (825 000 tpa), cold-rolling (400 000 tpa), metallic coating (200 000 tpa) and painting (60 000 tpa).

NZS supplied 240 000 tonnes to the New Zealand domestic market in 2000-2001 and exported 298 000 tonnes. The major domestic markets served are building and construction, heavy engineering and general manufacturing. Export markets served include the US, Australia, Japan, Europe the Pacific Islands, Papua New Guinea, South-East Asia and Canada.

Building Products

Building Products operates in Australia and internationally, producing and distributing steel roll-formed products and accessories for roofing and walling applications, as well as structural decking and light building sections. The largest markets served are in commercial, industrial and dwelling construction. Its major supplier is Steel Coated Products.

Roll-forming manufacturing centres are located throughout Australia and in Malaysia, Singapore, Indonesia, Thailand, China, Taiwan, Brunei, Vietnam, Papua New Guinea, Fiji, New Caledonia, Vanuatu and Sri Lanka.

Export

Steel has marketing and selling offices in Hong Kong, India, Japan, Philippines, Singapore, South Africa, South Korea, Taiwan, China, Vietnam, United Arab Emirates, the UK and the US which are engaged in export sales and stocking of products from both Coated Products and Flat Products.

Technology

The bulk of Steel's research and development program remains focussed on maintaining its businesses' competitive advantage in coated products. Steel continues to market the technology for the aluminium/zinc alloy coating of steel through its wholly owned subsidiary, BIEC International Inc.

Steel continues to develop its patented, solid paint technology and has commissioned a coil painting facility at its Chullora, New South Wales service centre. Development of this technology will continue through 2001.

At the Port Kembla steelworks in New South Wales, there has been continued progress in reducing coke plant emissions. A new advanced technology has been selected to reduce sinter plant stack emissions and in March 2001, the BHP Billiton Limited Group

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announced that it would spend A$94 million on this upgrade. The installation of pulverised coal injection for the two blast furnaces has been authorised and is expected to be commissioned early in 2002.

Raw materials

Iron Ore

The majority of the iron ore requirements for the BHP Billiton Limited Group's steel activities are obtained from mines owned or operated by Minerals. Refer 'Information on the company – Minerals – Iron Ore'.

Coal

Minerals' Illawarra, New South Wales, collieries currently supply or have the capacity to supply the bulk of Steel's Australian coking coal requirements. Refer 'Information on the company – Minerals – Coal'. Small quantities of coking coal are purchased from other Australian producers from time to time for blending to optimise quality and operating efficiency. Petroleum coke imported from Indonesia and the US has been used as an ash trimming agent in the blend. New Zealand Steel's primary source of coke and coal is from a New Zealand supplier.

Manganese

The majority of the manganese requirements of Steel are obtained from an Australian mine and smelter controlled and operated by the BHP Billiton Plc Group.

Limestone and Dolomite

The BHP Billiton Limited Group purchases limestone from Japanese suppliers and Australian mines. Dolomite requirements are met from operations in South Australia.

Market conditions

The discussions below contain forward-looking statements. Refer 'Key Information – Risk factors' and 'Forward-looking statements'.

New dwelling building commencements in Australia are estimated to have fallen by 34% to 115 000 units in 2000-2001. This fall was exaggerated by the pull-forward of demand into the previous year due to the effect of the Goods and Services Tax (GST). Alterations and additions to dwellings, which are also important drivers of steel demand, fell during this year but not as dramatically as new dwellings. As a result, demand for coated sheet steels decreased during 2000-2001 compared to the previous year. Pre-painted steel domestic sales have fallen by 9% and metallic coated steel sales have fallen by 5%. It is expected that the dwelling market will start to recover in the second half of 2001-2002.

Non-dwelling building commencements are estimated to have fallen by 1.5% in 2000-2001 and falls of a further 7% in 2001-2002 are expected. The other major component of the construction industry is the engineering construction sector, which fell by 19% in calendar 2000 over the previous year.

The depressed construction market reduced the level of plate consumption in 2000-2001. The BHP Billiton Limited Group sales, however, actually increased by approximately 9% due to market share improvements. The BHP Billiton Limited Group sales of hot rolled coil for Pipe & Tube manufacture fell by 17%. There are indications that demand in this latter sector will strengthen slightly in the early part of 2001-2002.

The Australian manufacturing industry had a difficult year. This was partly due to the slowdown in economic growth to 2.3% in 2000-2001 from 4.3% in 1999-2000. In addition, the level of competition intensified substantially in industries that mainly compete with Asian manufacturers i.e. the automotive and consumer durables industries. In the automotive sector, the number of locally produced vehicles fell by 5% to 320 000 units in 2000-2001. Steel believes that local producers of consumer durables have continued to lose market share to overseas manufacturers. The lower manufacturing activity helps to explain why the BHP Billiton Limited Group sales of uncoated sheet steel material fell by about 4% in 2000-2001. On the basis that the Australian economy is forecast to recover in 2001-2002, demand for manufactured products should also increase.

Steel maintained its market share in value-added products such as COLORBOND® steel and ZINCALUME® steel relative to imports. However market share in galvanised and uncoated sheet and coil has fallen, in part due to a shift in emphasis towards higher value-adding product. As indicated above, the BHP Billiton Limited Group recovered some market share in the plate market. Imports of tinplate remained high in the packaging market sector. Steel's import competition comes mainly from Japan, Korea, Taiwan and China.

The economic slowdown in the three main world economies (US, Europe and Japan), together with substantial steel capacity expansions undertaken in recent years have depressed international steel prices. A significant recovery is unlikely until these economies improve and a substantial amount of steel capacity is eliminated.

On 22 June 2001, the President of the United States directed the United States International Trade Commission (ITC) to initiate an investigation under Section 201 of the Trade Act 1974 of the effect of steel imports on the United States Steel industry.

The ITC is required to determine whether certain steel products are being imported into the United States in such increased quantities as to be a substantial cause of serious injury, or threat thereof to the domestic industry producing like or directly competitive products.

As exporters Steel and NZ Steel will respond to the investigation. Whilst it is possible an adverse finding against exporters generally may be found by the ITC any remedies against individual countries are not expected to have a material adverse effect on BHP Billiton Limited's financial position or results of operations.

Environmental regulation

At 30 June 2001, Steel believes its steelmaking and related activities, including mining operations, comply in all material

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respects with applicable environmental laws and regulations. Where non-compliance with regulatory requirements has occurred, this is not expected to have a material adverse effect on the BHP Billiton Limited Group's financial position or results of operations.

In response to changing standards and increased expectations, Steel has adopted a continuous improvement approach to environmental management. By way of example, the steelworks at Port Kembla, New South Wales is currently in its fourth Five-Year Pollution Reduction Plan (PRP) that includes technological improvement and capital expenditure projects. Air quality improvement projects feature in the current PRP and include completion of the coke ovens emissions control and the sinter plant fume cleaning projects.

In Australia, the activities of the steel operations are subject to both state and federal legislation. At a Federal Government level, National Pollutant Inventory reporting on certain process emissions has commenced. In the state of New South Wales, load based licensing commenced during the 1999–2000 period, substantially increasing licence fees over past years. However, neither of these two matters are expected to have a material adverse effect on the BHP Billiton Limited Group's financial position or results of operations. Also in New South Wales, there are five Steel sites that are currently managed under the regime of the Contaminated Land Management Act 1997, New South Wales. These include two sites at Port Kembla, and three sites at Newcastle that are currently being managed on behalf of Steel by the Property Portfolio Management Group. Refer 'Information on the company – Corporate Services – Property Portfolio Management'. Closure has been effected at the Steel operations at the Newcastle Steelworks main site and at the Kooragang Island waste facility. Provision has been made to address planned remediation and closure activities at both sites. While the potential for further investigative and/or remediation work may exist, Steel does not believe that the cost of this work would have a material adverse effect on the BHP Billiton Limited Group's financial position or results of operations.

Steel production

The following table sets forth Steel's production of raw steel, normal operating capacity and production as a percentage of capacity for the periods indicated.

Raw steel (a)

	Production (b) (million tonnes)	Normal Operating Capacity	Production as a Percentage of Capacity
1989–90	6.2	6.7	93
1990–91	5.8	6.7	87 (c)
1991–92	6.4	6.9 (d)	93
1992–93	7.3	7.9 (e)	92
1993–94	8.2	8.3 (f)	99
1994–95	8.5	8.6 (f)	98
1995–96	8.6	8.7 (g)	99
1996–97	8.5	8.9 (h)	95
1997–98	8.9	8.9 (i)	99
1998–99	8.3	8.9 (i)	93
1999–2000	8.0 (j)	7.3 (i)(k)	94 (l)
2000–2001	**5.9 (m)**	**5.6 (i)**	**97 (n)**

(a) Conversion Factors Table
1 million tonnes = 1.1023 million (US) short tons.
1 million tonnes = 0.9842 million (US) long tons.

(b) Including castings.

(c) Temporary reduction due to scheduled shutdown for the re-lining of Port Kembla's No. 5 blast furnace in February 1991.

(d) Capacity was increased from 6.7 to 6.9 million tpa from 9 June 1991 as a result of the re-lining of Port Kembla's No. 5 blast furnace.

(e) Commissioned Sydney steel mill on 17 September 1992 with capacity of 0.25 million tpa. Includes New Zealand Steel's capacity of 0.75 million tpa for the first time.

(f) Production and capacity improvements achieved at Port Kembla and Whyalla through improved scheduling and process practices.

(g) Production and capacity improvements achieved at Sydney steel mill through improved scheduling and process practices.

(h) Capacity was increased from 8.7 to 8.9 million tpa from 11 June 1996 as a result of commissioning Port Kembla's No. 6 blast furnace and the decommissioning of Port Kembla's Nos. 2 and 4 blast furnaces in June and July 1996.

(i) Excludes a compact steel mill at Delta, Ohio, US with total capacity of 1.4 million tpa of raw steel. The BHP Billiton Limited Group has a 50% interest in the mill. Production has been progressively ramped-up to full levels. During 2000-2001, 1.5 million tonnes was produced (100% terms).

(j) Production for 13 months ended 30 June 2000. Includes 565,000 tonnes produced at Newcastle prior to its closure in September 1999.

(k) Capacity decreased with closure of Newcastle primary operations in September 1999.

(l) Percentage annualised, with Newcastle primary operations production and capacity excluded.

(m) Includes 508,000 tonnes produced by OneSteel prior to its spin-out in October 2000.

(n) Percentage annualised, with OneSteel production and capacity excluded.

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Transport and Logistics

Transport and Logistics has its headquarters in Melbourne, and provides logistics solutions to the BHP Billiton Limited Group and other customers globally including transportation by sea, road and rail, stevedoring and other port services, marine and supply chain consultancy and ship management. Approximately 68.2% of its sales revenue is from the BHP Billiton Limited Group and the balance from third parties.

At 30 June 2001, Transport and Logistics owned, managed and commercially operated six vessels; managed and commercially operated five vessels and managed nine other vessels internationally and around the Australian coast. It also operated and managed eight tugs and one bunkering barge in Australian ports. Transport and Logistics is a significant global user of third party services and assets to meet its customers' needs.

On 18 July 2001, the BHP Billiton Limited Group and Teekay Shipping Corporation (Teekay) announced the signing of an Implementation Agreement to form a joint venture company encompassing ship management, crewing and marine technical services. The joint venture, called Teekay Marine Pty Ltd, will contract services to the BHP Billiton Limited Group for its existing shipping fleet. Equity ownership will be split 70:30 between Teekay and the BHP Billiton Limited Group respectively. It is anticipated that there will be no change to the BHP Billiton Limited Group's existing ship ownership arrangements as a result of the joint venture being formed and the BHP Billiton Limited Group intends to retain its Sea Freight Management function.

Environmental regulation

At 30 June 2001, Transport and Logistics believes its activities comply in all material respects with applicable laws and regulations relevant to the protection of the environment. Transport and Logistics employ environmental specialists to advise on technical and regulatory matters relevant to the environmental management of their operations and projects. The costs of future compliance or further investment required to meet environmental laws and regulations are difficult to estimate, but are considered unlikely to have a material adverse effect on the BHP Billiton Limited Group's financial position or results of operations.

Certain environmental issues and developments are summarised below. The discussion below contains forward-looking statements. Refer 'Key Information – Risk factors' and 'Forward-looking statements'.

Transport and Logistics adopts international, national and state regulations applicable to its owned or operated operations as minimum operating standards. All time-chartered vessels are required, by charter party clauses or voyage instructions, to comply with applicable international environmental regulations and with relevant voluntary guidelines, in a‚‚ its operations.

Environmental issues which could affect costs and practices through future regulation of all international shipping operations include ship disposal practices, ballast water management, exhaust emissions and possible restrictions on use of anti-fouling paints for ships' hulls.

However, the foreseeable changes to the regulatory regime are not expected to have a material adverse effect on the BHP Billiton Limited Group's financial position or results of operations.

The Kwinana site (Steel property), Western Australia, and the bunkering facility at Port Kembla, New South Wales, used by Transport & Logistics, are zoned as heavy industrial areas and have some known or suspected contamination which have been investigated through appropriate site studies.

From 1 July 1999, the Contaminated Land Management Act 1997, New South Wales required the formal notification of properties with land contamination that presented a 'significant risk of harm' as defined in the legislation and associated guidelines. Transport and Logistics notified the Marine Fuels, Port Kembla site in July 1999. Investigations determined that this contamination is not associated with the Marine Fuels Business and no on-site source of this contamination could be identified. The BHP Billiton Limited Group's position is that Transport and Logistics is not the party with principal, or any, responsibility for that contamination.

Transport and Logistics does not believe that any environmental obligations or potential environmental liabilities associated with either Marine Fuels Port Kembla or the Kwinana sites will have a material adverse impact on the BHP Billiton Limited Group's financial position or results of operations.

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Corporate Services

Corporate Services comprises a number of areas:

Shared Business Services

Shared Business Services provides a range of services that can be shared across the BHP Billiton Limited Group assets, to leverage expertise and reduce costs by removing duplication and achieving economies of scale. This is a key element in implementing the BHP Billiton Limited Group's portfolio model, and includes major Shared Service Centres in Adelaide, Australia and Houston, Texas, US that will provide standard services in finance and accounting, human resources, supply/procurement and other areas to all the BHP Billiton Limited Group's assets worldwide. Shared Business Services has engaged Cap Gemini Ernst & Young to design and implement an operational shared services organisation.

Global Procurement

The Global Procurement group takes a global perspective on strategic sourcing strategy for the BHP Billiton Limited Group. The group sets overall policy and strategy for global sourcing of business inputs and provides expert advice and assistance to the operating businesses throughout the BHP Billiton Limited Group.

External Sourcing

The external sourcing area includes three main components:

(i) Strategic Review conducts projects and studies aimed at defining the BHP Billiton Limited Group's long-term requirements for service delivery and business processes with the aim of designing optimal organisation and service delivery mechanisms. Results of this work range from internal process re-engineering or reorganisation to a decision to move to an external sourcing model.

(ii) Alliance Development and Outsourcing provides the capability to implement external sourcing decisions, with a preference for adopting alliance-oriented contractual relationships.

(iii) Alliance Management provides post-transaction management of externally sourced service delivery. In this regard, the BHP Billiton Limited Group has external sourcing relationships with CSC (IT services), Fuji Xerox (document management, mail and design services), Tungsten (property related services such as security, maintenance and catering). Sirius Telecommunications (telephony services) and Hatch Engineering (engineering services). In June 2001, the BHP Billiton Limited Group finalised an agreement with the one world alliance for the provision of international air travel services. Where these relationships constitute a major independent focus, separate alliance offices are established (primary example being the BHP Billiton Limited Group-CSC IT Services Alliance).

Property Portfolio Management

Property Portfolio Management reviews ownership and leasing of property; consolidates leasehold properties across the BHP Billiton Limited Group; identifies and sells surplus freehold properties and ensures property disposal is transparent, competitive and includes full due diligence. Specific activities includes:

(i) Negotiation with the New South Wales Government to transfer its land holdings in the Newcastle area to the State of New South Wales, following the closure of the steel works in Newcastle. The negotiations include the requirements for remediation of the sites. Provisions made in relation to Newcastle lands are based on the proposed site remediation plan, and are consistent with current negotiations.

(ii) Discussions with the Western Australian Government to sell its land holding at Kwinana to the State of Western Australia. Although no provisions for site remediation have been made, it is expected that a successful outcome would be cash positive for the BHP Billiton Limited Group.

(iii) Project management of the relocation of the BHP Billiton Limited Group's global headquarters to a new site during 2003.

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Information on the BHP Billiton Plc Group (formerly the Billiton Plc Group)

Overview of the BHP Billiton Plc Group's Business

On 19 March 2001, BHP Limited announced that the Directors of BHP Limited and Billiton Plc, a major UK based metals and mining group, had agreed to form a Dual Listed Companies (DLC) structure, to establish a diversified global resource group, to be called BHP Billiton (the BHP Billiton Group). The implementation of the DLC structure was completed on 29 June 2001. BHP Limited changed its name to BHP Billiton Limited and Billiton Plc changed its name to BHP Billiton Plc.

The BHP Billiton Group is now run by a unified Board and management team, with headquarters in Melbourne, Australia, and with a significant corporate management centre in London. The existing primary listings on the London and Australian stock exchanges will continue to be maintained, as will the secondary listing of BHP Billiton Plc on the Johannesburg and Paris stock exchanges and an American Depositary Receipt listing of the BHP Billiton Limited on the New York Stock Exchange.

The BHP Billiton Plc Group included six commodity businesses: aluminium, base metals, coal, nickel, steel and ferroalloys, and titanium minerals. Prior to the DLC structure, the BHP Billiton Plc Group ranked among the world's top four producers of aluminium and alumina and was one of the world's largest exporters of steaming coal and one of the Western world's top five producers of nickel. It has a 60% controlling interest in one of the world's leading integrated producers of chrome and manganese ores and alloys and 50% of Richards Bay Minerals, a top producer of titanium minerals, and through its acquisition of Rio Algom Limited in October 2000, is developing a substantial and growing copper portfolio. In addition to its commodity businesses, the BHP Billiton Plc Group owns the North American Metals Distribution (NAMD) business, acquired as part of Rio Algom. NAMD is a large North America-based specialty metal distribution business. The BHP Billiton Plc Group also engages in trading of third party commodities, principally in alumina and aluminium.

The BHP Billiton Plc Group listed on the London Stock Exchange in 1997 and is a constituent of the FTSE 100 Index. It has secondary listings on the Johannesburg and Paris stock exchanges.

Financial Overview

The table below provides a breakdown of the BHP Billiton Plc Group's operating profit, turnover and net operating assets on a business by business basis for the two years through the fiscal year ended 30 June 2001, including trading of third party products, derived from the BHP Billiton Plc Group's historical financial information. This information is intended to provide a general indication of the scope of the BHP Billiton Plc Group's operations.

Ore reserves and mineral resources

Details of the BHP Billiton Plc Group ore reserves and mineral resources can be found in this section. This information has been prepared at the most recently available date, being 1 January 2001, unless otherwise stated.

	Turnover(a) (US$ millions)			Operating profit(a)(b) (US$ millions)			Net operating(a)(c) assets (US$ millions)		
Business	**Financial year ended 30 June 2001**	Financial year ended 30 June 2000	Financial year ended 30 June 1999	**Financial year ended 30 June 2001**	Financial year ended 30 June 2000	Financial year ended 30 June 1999	**Financial year ended 30 June 2001**	Financial year ended 30 June 2000	Financial year ended 30 June 1999
Aluminium	**2 971**	2 357	2 160	**564**	431	275	**4 695**	3 186	2 776
Base metals	**363**	203	239	**61**	27	23	**1 940**	(14)	13
Coal	**1 351**	1 012	1 106	**223**	52	155	**1 616**	1 267	1 068
Nickel	**457**	497	287	**76**	140	(20)	**1 300**	1 184	897
Steel and ferroalloys	**1 125**	1 205	1 097	**(37)**	148	139	**1 082**	1 260	1 221
Titanium minerals	**269**	276	285	**162**	155	168	**296**	309	298
Metals distribution	**797**	-	-	**23**	-	-	**317**	-	-
	7 333	5 550	5 174	**1 072**	953	740	**11 246**	7 192	6 273
New business and technology	-	-	-	**(49)**	(52)	(59)	-	-	-
Central items	-	-	-	**(31)**	(58)	(35)	**17**	(23)	(2)
Total BHP Billiton Plc Group	**7 333**	5 550	5 174	**992**	843	646	**11 263**	7 169	6 271

(a) Including share of joint ventures' turnover, operating profit and net operating assets.

(b) Operating profit is before DLC structure transaction costs, income from fixed asset investments, net interest and taxation.

(c) Net operating assets comprises total assets (excluding interest-bearing assets) less total liabilities (excluding interest-bearing liabilities).

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Description of the Businesses

Aluminium

The BHP Billiton Plc Group's aluminium business is active in every stage of the primary aluminium production process: bauxite mining, alumina refining and aluminium smelting. It is one of the world's major producers of both alumina and aluminium, with operations in Australia, Brazil, Mozambique, South Africa and Suriname.

The BHP Billiton Plc Group produces alumina for its own use, as well as for sale to third parties. Its smelters produce ingot, primarily for export, while supplying value-added products to domestic markets. The BHP Billiton Plc Group also trades third party production of alumina and aluminium through its integrated marketing organisation based in The Hague, The Netherlands.

Bauxite mining operations consist of a 14.8% shareholding in Mineracão Rio do Norte SA (MRN) in Brazil, one of the world's largest bauxite mines and the source of bauxite for the Alumar facility, a 76% share in a mining joint venture with Suralco (itself a joint venture between Alcoa Inc. and WMC Limited) operated by Billiton Maatschappij Suriname (BMS) in Suriname and an 86% share in the integrated Worsley bauxite mine/alumina refinery in Australia.

The BHP Billiton Plc Group's alumina refining operations comprise a 36% interest in the Alumar refinery located in Brazil, a 45% share in the Paranam refinery joint venture in Suriname, which is operated by Suralco, and an 86% share in Worsley.

The BHP Billiton Plc Group's aluminium production comprises the wholly owned Bayside smelter and Hillside smelters which are both located in South Africa; a 46.3% interest in the Alumar smelter located in Brazil; a 45.5% economic interest in Valesul Aluminio SA, also located in Brazil; and a 47% interest in the Mozal aluminium smelter in Mozambique, which is the largest single investment ever made in Mozambique. The commissioning of the smelter (with a capacity of 250 ktpa) at Mozal took place in fiscal 2001.

For the financial year ended 30 June 2001, the aluminium business had production of alumina of 2 938 kt and aluminium of 984 kt, compared with alumina production of 1 878 kt and aluminium production of 883 kt in the year ended 30 June 2000.

For the financial year ended 30 June 2001, the aluminium business had total turnover of US$2 971 million and operating profit of US$564 million. Its net operating assets at 30 June 2001 were US$4 695 million.

Developments

The aluminum industry has undergone considerable restructuring during the past two years, with several major mergers and consolidations. The effect of these has been to raise barriers to entry and reinforce the drive to reduce costs. Continuing advances in smelting technology signal further potential for reduction in capital and operating costs. The BHP Billiton Plc Group believes that against this changing structural background, the BHP Billiton Plc Group's portfolio assets and pipeline expansion projects position the BHP Billiton Plc Group well as a supplier of raw materials in an expanding market.

In January 2001, the BHP Billiton Plc Group announced that it had completed the US$1.49 billion acquisition of a 56% interest in Worsley from Alcoa Inc, taking the BHP Billiton Plc Group's interest to 86%. As a result, the BHP Billiton Plc Group's total attributable alumina capacity has almost doubled from its level prior to the acquisition to approximately 4 mtpa.

Approval has been obtained for the feasibility proposal on a second 250 ktpa potline at the Mozal smelter. A feasibility study on the expansion of the Hillside smelter is currently under consideration.

Base Metals

The BHP Billiton Plc Group's base metals business primarily comprises the assets acquired through the US$1.2 billion acquisition of Rio Algom, an international mining and metals distribution company based in Toronto, Canada, in October 2000.

Rio Algom

Rio Algom produces copper cathodes and concentrates from mines in Chile, Argentina and Canada, and also has a strong portfolio of predominantly copper and zinc development assets in South America, which are set to be developed over the next few years.

Rio Algom's copper operations comprise the wholly owned Cerro Colorado mine in northern Chile, a 33.6% partnership interest in the Highland Valley Copper mine in British Columbia and a 25% equity interest in the Alumbrera copper-gold mine in Argentina.

Copper projects include a 33.8% joint venture interest in the Antamina copper-zinc project in Peru nearing completion of construction and a 100% interest in the Spence copper project in northern Chile currently at the commencement of a feasibility study.

The 2000 calendar year attributable copper production of Rio Algom was 216 kt of metal (cathode and concentrate) and Rio Algom expects to substantially increase its annual copper production from its current level to 500 ktpa by 2005, primarily through its 33.8% interest in Antamina and the development of Spence.

Operations at the Antamina copper-zinc mine commenced during the second quarter of calendar year 2001, with full commercial production expected by December 2001. Antamina is expected to be the third largest zinc and one of the top ten copper mines in the world. Pre-feasibility study work on the Spence copper project in Chile has been completed and a full feasibility study is expected to commence shortly.

INFORMATION ON THE COMPANY CONTINUED

Other assets acquired by the BHP Billiton Plc Group as a result of the acquisition of Rio Algom comprise the wholly owned Smith Ranch uranium business in the United States, a 25% royalty interest in the Polaris zinc-lead mine in Canada, the wholly owned Nicolet zinc project near Crandon, Wisconsin in the United States and the 29.1% joint venture interest in the Bullmoose coal mine in north-eastern British Columbia, Canada. The North American Metals Distribution business, which was also owned by Rio Algom, is described under 'Billiton Capital' below.

Other

The BHP Billiton Plc Group owns Les Mines Selbaie in Quebec, Canada and the Pering Mine in South Africa's North West province. Both are open-pit operations with flotation mills producing concentrates for the custom smelting markets. The major commodity produced is zinc, with co-product copper at Selbaie and lead at Pering. The Selbaie copper concentrate also contains a significant amount of payable gold and silver. Both mines are nearing the end of their economic lives.

On 8 August 2000, the BHP Billiton Plc Group and Corporación Nacional del Cobre de Chile (Codelco) signed an agreement establishing a 50/50 joint venture biotechnology company, Alliance Copper Limited, in order to develop and exploit tank-based leaching technologies for the processing of copper concentrates. Alliance Copper is currently developing a prototype bioleach facility at Codelco's Chuquicamata mine in order to assess the commercial applicability of the technology.

For the financial year ended 30 June 2001, the Base Metals business had total production of 189.3 kt, compared with 13.5 kt of copper in the year ended 30 June 2000.

For the financial year ended 30 June 2001, the Base Metals business had total turnover of US$363 million and operating profit of US$61 million. Its net operating assets at 30 June 2001 were US$1 940 million.

Developments

In November 2000, the BHP Billiton Plc Group acquired the La Granja copper deposit in Northern Peru from Cambior Inc. of Canada for a net consideration of US$35 million. Scoping studies are currently underway.

A joint venture agreement was signed on 6 June 2000 with the Yunnan LanPing Non-Ferrous Metals Company, providing the BHP Billiton Plc Group with access to the LanPing zinc and lead resource in Yunnan Province, China, one of the largest undeveloped zinc resources in the world. A pre-feasibility study has been completed and a decision to proceed with a full feasibility study has not been made.

Coal

The BHP Billiton Plc Group's coal business, one of the world's largest exporters of energy coal, comprises Ingwe Coal Corporation Limited, which operates eight mines in South Africa; Coal Operations Australia Limited (COAL), with two operations located in Australia; and the recently acquired interests in two mines in Colombia. All export marketing is co-ordinated through the BHP Billiton Plc Group coal marketing office in The Hague, The Netherlands.

Ingwe

Ingwe is South Africa's largest coal producer, producing approximately 30% of South Africa's energy coal output. For the financial year ended 30 June 2001, it had production of approximately 61.3 million tonnes. Ingwe has a 39.5% interest in the Richards Bay Coal Terminal Company Limited in South Africa. This coal terminal is among the largest and most efficient of its kind in the world and provides Ingwe with the infrastructure required for exporting to overseas markets.

Coal Operations Australia Ltd (COAL)

COAL produced 5.3 million tonnes of saleable coal in the financial year ended 30 June 2001. It is expected that COAL's production will increase substantially when the project to develop the Mount Arthur North mine in New South Wales, Australia, for which development consent has been received, commences. This mine is expected to commence production in the calendar year 2002 and, at full production, is expected to produce between 12-15 mtpa saleable output. In addition, COAL also has a number of exploration interests in Australia.

Colombia

In September 2000, the BHP Billiton Plc Group acquired a one-third interest in Carbones del Cerrejon S.A. (CDC), leaving its ownership shared equally between BHP Billiton Plc, Anglo American Plc and Glencore International AG. CDC owns and operates the Cerrejon Central mine, which has a capacity of around 3 mtpa of high quality export energy coal. A feasibility study is currently underway to evaluate a significant capacity increase.

In November 2000, CZN SA, a consortium owned equally by the BHP Billiton Plc Group, Anglo American and Glencore acquired the Colombian Government's 50% share of Cerrejon Zona Norte, the largest open-pit coal mine in Latin America. Intercor, a wholly owned subsidiary of ExxonMobil Corporation of the United States, owns the other 50% of Cerrejon Zona Norte and is the mine operator.

For the financial year ended 30 June 2001, the coal business had total production of coal of 61.3 mt in South Africa and 5.3 mt in Australia, compared with 66.3 mt in South Africa and 5.1 mt in Australia in the year ended 30 June 2000.

INFORMATION ON THE COMPANY CONTINUED

For the financial year ended 30 June 2001, the coal business had total turnover of US$1 351 million and operating profit of US$223 million. Its net operating assets at 30 June 2001 were US$1 616 million.

Developments

The process of consolidation in the world coal industry continues, with a number of non-core players in the process of exiting the industry. The BHP Billiton Plc Group is reviewing the opportunities as they arise.

The Mount Arthur North coal project in New South Wales is progressing according to schedule with development consent having been received. The BHP Billiton Plc Group made the decision to divest the Wallarah joint venture in New South Wales as a result of its focus on larger mining operations.

Nickel

The BHP Billiton Plc Group's nickel business comprises the Cerro Matoso mine and ferronickel smelter in Colombia, and the Yabulu nickel and cobalt refinery in Queensland, Australia, together with a number of nickel exploration and development projects, including the Ravensthorpe Nickel Project in Western Australia.

In 1997, the BHP Billiton Plc Group merged its 99.8% interest in Cerro Matoso SA (CMSA) with the nickel and cobalt operations of QNI Limited. The minority interests in QNI Limited were purchased by the BHP Billiton Plc Group in 1998, making it a wholly owned subsidiary of the BHP Billiton Plc Group.

CMSA operates an integrated ferronickel mining and smelting complex in northern Colombia. The ore body on which the mine is based is of high quality, with an average grade of 2.3% nickel, and will support planned production at least to the year 2017. Recent completion of the second production line at Cerro Matoso is expected to double capacity to 55 000 tpa of contained nickel within the next 15 months.

The Yabulu refinery is a major lateritic nickel-cobalt processing plant, treating ore imported from third party mines in New Caledonia, Indonesia and the Philippines. With a nickel production capacity of around 30 000 tpa and a cobalt production capacity of approximately 2 000 tpa, Yabulu produces a range of high purity nickel and cobalt products.

For the financial year ended 30 June 2001, the Nickel business had total production of 60.8 kt of nickel, compared with 54.1 kt of nickel in the year ended 30 June 2000.

For the financial year ended 30 June 2001, the Nickel business had total turnover of US$457 million and operating profit of $US76 million. Its net operat·ng assets at 30 June 2001 were US$1 300 million.

Developments

In November 1999, QNI entered into an agreement with Comet Resources NL to participate in the Ravensthorpe Nickel Project (Ravensthorpe) in Western Australia, which comprises a proposed laterite nickel mine and acid pressure leaching plant and an associated expansion at Yabulu to refine the arising intermediate product. After extensive evaluation, a joint venture agreement was concluded with Comet in May 2000, whereby QNI acquired a 40% interest in Ravensthorpe from Comet for approximately US$22 million, adding a further 10% in September 2000 following a sale by a third joint venture partner. QNI has recently acquired the remaining 50% in Ravensthorpe.

A feasibility study for Ravensthorpe is underway which could lead to a development decision in late 2002. The project, which would take some two years to construct, would be expected to provide some 40 000 tpa nickel in a concentrated intermediate product for refining at an expanded Yabulu refinery, and to lead to a significant reduction in Yabulu's unit costs.

An acid pressure leach pilot plant to test all facets of the Ravensthorpe circuit was constructed in conjunction with Lakefield Oretest of Canada in November 2000.

World-wide exploration is continuing in both laterite and sulphide regimes. At the San Felipe project in Cuba, in which the BHP Billiton Plc Group holds a 75% interest, geological and metallurgical work is underway, with pressure leaching metallurgical testwork indicating good recoveries. In Canada, drilling has commenced on the Lac Gayot project in Quebec, a 50% joint venture with Virginia Gold Mines Inc. The initial drill results confirmed the presence of potentially significant nickel mineralisation which will be further investigated during the next field season.

Steel and Ferroalloys

The BHP Billiton Plc Group's steel and ferroalloys business consists of the mining and the beneficiation and marketing of mainly manganese ore and alloys, chrome ore and alloys, and manganese metal and stainless steel. The businesses principally comprise a 60% interest in a global chrome and manganese joint venture created with Anglo American Plc. The businesses covered by the joint venture comprise Samancor Limited, Groote Eylandt Mining Co Pty Limited (GEMCO) and Tasmanian Electro Metallurgical Company (Pty) Limited (TEMCO). The majority of output is sold to the global steel industry.

Samancor produces chrome and manganese ores and ferroalloys, with plants located in South Africa. The chrome and manganese operations are managed as separate businesses within Samancor. Samancor also holds a one-third interest in Columbus, a South African stainless steel joint venture, giving the BHP Billiton Plc

INFORMATION ON THE COMPANY CONTINUED

Group an effective 20% interest. On 25 July 2001, the BHP Billiton Plc Group announced its intention to sell 64% of its effective interest to Acerinox SA. This transaction, consideration for which is 5.8 million shares in Acerinox SA, will result in the BHP Billiton Plc Group's effective interest in Columbus reducing to 7.2%. The transaction, expected to be effective 1 January 2002, resulted in a US$50 million charge, after tax and minority interests, against attributable profit in fiscal 2001.

The BHP Billiton Plc Group and Anglo American Plc acquired GEMCO and TEMCO from the BHP Billiton Limited Group in December 1998. The BHP Billiton Plc Group's share of the cost was US$236 million. GEMCO produces various grades of manganese ore for metallurgical and chemical uses and its mining operations are situated on the island of Groote Eylandt off the east coast of the northern territory of Australia. TEMCO produces at a rate of approximately 230 ktpa of manganese alloys from its plant established near Launceston, Tasmania.

For the financial year ended 30 June 2001, the steel and ferroalloys business had production of manganese ore of 3 774 kt, manganese alloys of 642 kt, chrome ore of 3 158 kt and chrome alloys of 908 kt, compared with 3 600 kt, 676 kt, 3 726 kt and 1 055 kt, respectively, in the year ended 30 June 2000.

For the financial year ended 30 June 2001, the steel and ferroalloys business had total turnover of US$1 125 million and operating loss of US$37 million. Its net operating assets at 30 June 2001 were US$1 082 million.

Developments

As a consequence of the rise in LME nickel prices during the financial year ended 30 June 2000, there was a significant increase in the availability of stainless steel scrap, which resulted in lower demand for virgin chrome units. This coincided with the normal third quarter slowdown in stainless steel production, which was exacerbated by some stainless steel de-stocking. The excess availability of chrome units (both scrap and virgin), resulted in Samancor Chrome switching off two 24 MW Ferrometals furnaces, two 18 MW Palmiet furnaces and four 30 MW furnaces at Tubatse, which have a combined installed capacity of 350 ktpa, during the period August to December 2000. These furnaces had the highest costs and required maintenance. A further factor leading to this decision was the discovery of indications of furnace lining failures at three of the furnaces. The furnaces will be accessed after decommissioning to establish whether new furnace linings should be ordered. These furnace shutdowns have allowed for improvement on the company's management and cost structures at the three plants.

A joint venture between Samancor and Xstrata has recently been commissioned. The joint venture production facility, which will utilise Samancor Chrome's Kroondal ore reserve, comprises two new 45 MVA submerged arc furnaces with an annual capacity of 170 ktpa and has been erected at Xstrata's Wonderkop site, at an expected final capital cost of around US$40 million, of which Samancor's share is US$20 million. This plant is expected to have one of the lowest costs of production in the industry.

The construction of a 520 ktpa pelletising plant at Tubatse is currently underway at a projected cost of US$30 million, which should improve efficiency and increase ferrochrome alloy production by 50 ktpa. The project is expected to be commissioned in fiscal 2002.

Titanium Minerals

The BHP Billiton Plc Group's interest in titanium minerals consists of a 50% holding in Richards Bay Minerals (RBM) involving the mining of heavy mineral sands to produce ilmenite, natural rutile and zircon and the beneficiation of ilmenite to produce titanium slag and high purity iron. The business is jointly owned with Rio Tinto Plc. RBM's operations are located at Richards Bay in the province of KwaZulu-Natal, South Africa. RBM beneficiates the ilmenite to produce titanium dioxide slag and high purity iron. RBM is the world's largest producer of chlorinatable titanium dioxide slag as well as the largest single producer of titanium dioxide slag overall.

As at 30 June 1997, RBM had rights to over 1 billion tonnes of heavy mineral sands resources (equivalent to proved and probable reserves of 27.66 million tonnes of titanium dioxide slag) — sufficient to sustain mining for at least 25 years as at 30 June 1997. Since that time, production has been in line with expectations at about 1 million tonnes per year of titanium dioxide slag, indicating that there are currently sufficient reserves for at least a further 20 years production at this rate. The commercial basis on which reserves are currently estimated does not differ materially from the basis applied in June 1997.

For the financial year ended 30 June 2001, the titanium minerals business had total turnover of US$269 million and operating profit of US$162 million. Its net operating assets at 30 June 2001 were US$296 million.

Other Investments

On 26 July 2000, the BHP Billiton Plc Group announced the acquisition of 67% of the total capital (including 39.06% of the voting shares) of Sweet River Investments Limited for US$327 million from Bank of America. Sweet River's only assets comprise 11.56% of Valepar SA, the controlling shareholder of Companhia Vale do Rio Doce (CVRD) of Brazil and a put option on its Valepar shares to Companhia Siderurgica Nacional (CSN). The acquisition agreement with Bank of America provided that, subject to appropriate waivers being obtained from the other Valepar shareholders, Sweet River's voting and non-voting shares would

INFORMATION ON THE COMPANY CONTINUED

be consolidated so that the BHP Billiton Plc Group would then have a 66.97% voting interest in Sweet River.

This acquisition resulted in an effective holding of 7.74% of Valepar's share capital and 2.1% of CVRD's total capital. It provided the BHP Billiton Plc Group with its first participation in the iron ore industry, together with any benefits which may flow from future developments at CVRD. Sweet River has a right to put its Valepar shares to CSN at any time between May 2002 and May 2004, a right which the BHP Billiton Plc Group believes reduces the risk associated with the transaction.

Billiton Capital

Billiton Capital brings together many of the BHP Billiton Plc Group's existing initiatives that are concerned with new business or non-traditional mining opportunities and incorporates the metals distribution business acquired as part of Rio Algom, together with the BHP Billiton Plc Group's exploration, technology and marketing businesses.

North American Metals Distribution

North American Metals Distribution (NAMD) is a large specialty metals distribution business in North America with 52 service centres in the US and Canada, trading as Vincent Metals Goods and Atlas Ideal Metals, respectively. Sales of stainless steel and aluminum account for almost 80 percent of NAMD's revenues.

For the financial year ended 30 June 2001, NAMD had total turnover of US$797 million and operating profit of US$23 million.

On 20 August 2001, the BHP Billiton Plc Group and Alcoa Inc. jointly announced an agreement to merge the BHP Billitons Plc Group's NAMD business with Alcoa Inc's North American metals distribution business, Reynolds Aluminium Supply Company (RASCO). The BHP Billiton Plc Group and Alcoa Inc will each own 50% of the independent company. The merger, subject to necessary regulatory approvals, is expected to close in October 2001.

Exploration and Development

In April 1999, the BHP Billiton Plc Group restructured its exploration and development activities, reducing expenditure and seeking to participate in high-quality, later-stage opportunities brought to the BHP Billiton Plc Group by third parties, often the so-called "junior" exploration companies. The BHP Billiton Plc Group's exploration and development activity is principally focused on five regions —Europe/ Africa/Middle East, Australasia, North America, Latin America and China — with managers based in London, Melbourne, Vancouver, Santiago and Beijing having responsibility for exploration and development activities in their region, including in some cases, such as China and Latin America, providinn support to the the BHP Billiton Plc Group's existing businesses.

Sinre September 1998, the BHP Billiton Plc Group companies, including Rio Algom, have entered into some 70 separate arrangements involving exploration prospects in Australia, Botswana, Burkino Faso, Canada, Chile, China, Ecuador, Honduras, Ireland, Mexico, Namibia, Peru, Sweden, Tunisia, the United States and Zambia.

Minerals Technology

The BHP Billiton Plc Group is involved in bioleaching technologies for treating refractory sulphide, gold, copper, zinc and nickel ores. The commercial success of BIOX® processes for extracting gold has led to the development of similar technologies for the recovery of copper, nickel and zinc (BioCOP®, BioNIC® and BioZINC®). In particular, significant advances have been made in the development of a high temperature version of the technology which employs so-called thermophilic micro-organisms. This has particular significance in the recovery of copper from primary chalcopyrite ores, which constitute the bulk of the world's undeveloped copper resources. The BHP Billiton Plc Group has constructed a full-scale test reactor to prove the industrial viability of this new innovation at a cost of US$2 million.

Marketing

A review of the BHP Billiton Plc Group's marketing and trading operations was conducted in 1999. It was decided that these will operate in the future under the BHP Billiton Plc Group service brand to strengthen the BHP Billiton Plc Group's position in the market. The BHP Billiton Plc Group has since co-located its marketing activities to The Hague, The Netherlands, to benefit from shared marketing and trading systems and infrastructure and to promote best practice across the BHP Billiton Plc Group. With effect from 1 July 1999, each commodity business has retained ownership of the marketing activities for their own product segments and will report marketing results within its business report.

Ore reserves and mineral resources - Basis of preparation

The estimates for the mineral resources and ore reserves quoted for each commodity division have been prepared (except where stated) in accordance with Billiton Ore Reserve Code (BORC1) for reporting of mineral resources and ore reserves. For certain recently acquired operations, mineral resource and ore reserve estimates are still under review and may not yet fully comply with BORC1. Where resources and reserves are under review these have been flagged accordingly and the last public statement of resources and reserves has been used as the best estimates for resources and reserves disclosure.

BORC1 was developed as a corporate standard in order to facilitate the use of the JORC Code at the BHP Billiton Plc Group mining operations outside of Australia. BORC1 embraces the JORC Code in its entirety but extends the definition of the Competent Person to include Recognised Mining Professionals as defined in the Listing Rules to allow sucu persons to qualify their position while holding membershir of a recognised professional institution

INFORMATION ON THE COMPANY CONTINUED

outside of Australia. These Competent Persons are referred to as "BHP Billiton Plc Competent Persons" for the purposes of this document. All BHP Billiton Plc Competent Persons satisfy the provisions of paragraph 19.12 of the Listing Rules regarding qualifications, experience and membership or fellowship of a recognised non-Australian professional body that has agreed to sanction the person if the person does not comply with the requirements of the JORC Code. This applies to all disciplines, inclusive of geologists, mining geologists and mining engineers and, in South Africa, chief surveyors.

A register of BHP Billiton Plc Competent Persons responsible for the mineral resource and ore reserve estimates is held by the chief consulting mining geologist who is based in The Hague, The Netherlands. The register can be viewed on request.

Recent developments in Canada, South Africa, the US and Europe have seen the development of reporting codes/guidleines, which mirror in most part the JORC Code. As a result of this international trend to adopt the principles of the JORC Code in country reporting codes, the BHP Billiton Plc Group is confident that the implementation of BORC1 supports this international trend in reserve and resource reporting best practice.

Reserves and Resources - Aluminium

The table below sets out the estimated bauxite ore reserves and mineral resources relating to each bauxite mining operation in which the BHP Billiton Plc Group had an interest as at 1 January 2001.

	Reserves				Resources[4]			
Country/operation	Proved reserves million tonnes	Grade percent alumina	Probable reserves million tonnes	Grade percent alumina	Measured resources million tonnes	Indicated resources million tonnes	Total resources million tonnes	BHP Billiton Plc Group interest percent
Brazil								
MRN "Crude"	71.0		168.0		0.0	314.0		
Recovery (percent)	71.8		73.8			63.4		
MRN[1] "Washed"	51.0	48.9	124.0	50.4	0.0	199.0	199.0	14.8
Total reserves Brazil: 175.0 million tonnes @ 50.0 percent alumina								
Suriname								
Lelydorp[2]	15.5	52.7	0.0	0.0	0.0	14.5	14.5	76.0
Australia								
Worsley[3]	358.0	30.8	3.0	27.3	0.0	115.0	115.0	86.0
Total reserves Australia: 361.0 million tonnes @ 30.8 percent alumina								

Notes:

(1) Mineração Rio do Norte SA reserves and resources tonnages and grades estimated for January 2001 are under review. The January 2000 estimate quote above is based on washed ore (tonnage at 5 percent nominal moisture). Inferred resources total 460 million tonnes and have an expected recovery rate of 60 percent.

(2) Lelydorp reserves and resources tonnages are quoted on a dry basis at 1 January 2001.

(3) Worsley Alumina Pty Ltd reserves and resources are quoted on a dry basis at 1 January 2001.

(4) The mineral resources are reported exclusive of those resources that have been modified to produce the ore reserves.

INFORMATION ON THE COMPANY CONTINUED

Reserves and Resources – Base Metals

The table below sets out mineral resource and ore reserve estimates of the BHP Billiton Plc Group's base metals business as at 1 January 2001.

Where reserves and resources have been prepared on a basis other than in accordance with BORC1, this is noted below.

		Grade						
Country/operation	Reserves/ resources million tonnes[1]	Copper percent	Moybdenum percent	Zinc percent	Lead percent	Gold grams/ tonne	Silver grams/ tonne	BHP Billiton Plc Group interest percent
Argentina								
Alumbrera								25
Cut Off Grade (Cu Equiv.)		0.32						
Proved reserves	355	0.55				0.64		
Probable reserves	47	0.50				0.62		
Total reserves	402	0.54				0.64		
Canada								
Highland Valley Copper								33.6
Cut Off Grade (Cu Equiv.)		0.25						
Proved reserves								
Valley Mine	253	0.43	0.007					
Lornex Mine	83	0.37	0.011					
Probable reserves								
Valley Mine	29	0.49	0.003					
Lornex Mine	23	0.38	0.009					
Total reserves	388	0.42	0.008					
Selbaie								100
Proved reserves (Pit)	1.4	0.71		1.30	0.05	0.57	18	
Proved reserves (Stockpile)	7.9	0.29		1.20	0.06	0.26	20	
Probable reserves (Pit)	2.7	0.29		1.53	0.12	0.12	45	
Total reserves	12.0	0.34		1.28	0.07	0.26	25	
Chile								
Cerro Colorado								100
Cut Off Grade		0.50						
Proved & probable reserves[2]	194	1.00						
Spence								100
Cut Off Grade (sulphide)		0.40						
(oxide)		0.30						
Indicated resources[2]	398	1.00						
Peru								
Antamina								33.75
Cut Off Grade (Cu Equiv.)		0.70						
Proved reserves	313	1.30	0.030	1.06			14.1	
Probable reserves	246	1.15	0.028	0.99			13.2	
Total reserves	559	1.23	0.029	1.03			13.7	
South Africa								
Pering								100
Cut Off Grade				0.95				
Proved reserves	3.2			2.29	0.47			
Probable reserves	1.5			1.60	0.49			
Total reserves	4.7			2.07	0.48			

Notes:

(1) The mineral resources are reported exclusive of those resources that have been modified to produce the ore reserves.

(2) Rio Algom was acquired by the BHP Billiton Plc Group in October 2000. The reserves and resources of these two properties are still under review and may not be fully BORC1-compliant. The reserves and resources shown above are taken from the Rio Algom, 20 March 2000 Annual Information Form. No adjustment has been made for exploitation.

INFORMATION ON THE COMPANY CONTINUED

Reserves and Resources - Coal

The table below shows the BHP Billiton Plc Group's estimated coal reserves and resources as at 1 January 2001. Where reserves and resources have been prepared on a basis other than in accordance with BORC1, this is noted below.

			Coal Reserves[3]			Coal Resources			
Country/operation	Mine Type[10]	Coal type[1]	Recoverable[2] reserves million tonnes	Calorific value[4] MJ/kg	Sulphur[4] percent	Measured resources million tonnes	Indicated resources million tonnes	Total resources million tonnes	BHP Billiton Plc Group interest percent
South Africa Operating Mines									
Delmas	UG	D	4.0	23.0	0.90		5.1	5.1	100
Douglas	UG/OCt	D/E	273.8	25.3	0.82	403.9	10.2	414.1	83
Khutala	UG/OCt	D	562.2	18.7	1.10	134.6		134.6	100
Koornfontein	UG	D/E	40.3	24.2	1.00	117.7	162.1	279.8	100
Middelburg	OC	D/E	280.6	23.6	1.10	200.4		200.4	83
Optimum	OC	D/E	237.7	23.2	0.90	156.2		156.2	100
Rietspruit	OC/UG	D/E	8.3	23.4	1.00	155.6	3.1	158.7	50
ZAC[5]	UG/OCt	Anth.	6.2	27.3	1.20	14.1	4.0	18.1	100
Sub-Total			1 413.1			1 182.5	184.5	1 367.0	
Projects									
Leandra North	UG	D/E	215.2	23.1	1.10	100	653.0	753.0	100
Leandra South	UG	D					474.0	474.0	100
Khutala 5 Seam	OC/UG	D					138.0	138.0	100
Klipfontein	OC	D				78.7		78.7	100
Rem. Block IV	UG	D					189.1	189.1	50
Weltevreden	OC/UG	D					467.0	467.0	100
Sub-Total			215.2			178.7	1 921.1	2 099.8	
Undeveloped[11]									
Pegasus	OC	D	9.9	24.5	1.00				100
Union	OC	D	87.0	23.0	0.90				100
Miscellaneous[12]	UG	D				50.3	7 267.2	7 317.5	
Sub-Total			96.9			50.3	7 267.2	7 317.5	
Total South Africa			1 725.2			1 411.5	9 372.8	10 784.3	

INFORMATION ON THE COMPANY CONTINUED

			Coal Reserves[3]			Coal Resources[6]			
Country/operation	Mine Type[10]	Coal type[1]	Recoverable[2] reserves million tonnes	Calorific value[4] MJ/kg	Sulphur[4] percent	Measured resources million tonnes	Indicated resources million tonnes	Total resources million tonnes	BHP Billiton Plc Group interest percent
Australia									
Operating Mines									
Bayswater	OCt	D/E	80.1	24.5	0.5	40.0	554.0	594.0	100
Wallarah JV[7]	UG		-	-	-	-	-	-	80
Sub-Total			80.1			40.0	554.0	594.0	
Projects									
Mount Arthur North	OCt	D/E	265.0	23.8	0.77	447.0	91.0	538.0	100
Wyong	UG	E				219.0	1 127.0	1 346.0	78
Togara South	UG	E				304.0	557.0	861.0	100
Sub-Total			265.0	23.8	0.77	970.0	1 775.0	2 745.0	
Total Australia			345.1			1 010.0	2 329.0	3 339.0	
Colombia									
Operating Mines									
Cerrejon Zona Norte[8]	OCt		981	23.2	0.8				16.7
Carbones del Cerrejon[9]	OCt		157	24.5	0.7	124.0	47.0	171.0	33.3
Total Colombia			1 138			124.0	47.0	171.0	

Notes:

(1) D = Domestic supply of thermal coal.
E = Export supply of thermal coal, and
Anth. = Domestic and Export supply of anthracite.

(2) Recoverable Reserves = Proved plus Probable reserves.

(3) Tonnes and quality quoted on an air-dry basis.

(4) Colorific value (CV) and Sulphur (S) quoted on an unbeneficiated basis.

(5) ZAC = Zululand Anthracite Colliery.

(6) The coal resources are reported exclusive of those resources that have been modified to produce the ore reserves.

(7) Reserves and resources for Wallarah J.V. are not included since it is targeted for disposal.

(8) The interest in Cerrejon Zona Norte was acquired by the BHP Billiton Plc Group in November 2000. The reserves and resources shown above are under review and may not be fully BORC1-compliant.

(9) The interest in Carbones del Cerrejon was acquired by the BHP Billiton Plc Group in September 2000. The reserves and resources shown above are under review and may not be fully BORC1-compliant.

(10) OC = Open cast, OCt = Open cut, UG = Underground. In the case of projects and undeveloped properties, mine types shown above are only proposed.

(11) These resources have been evaluated to pre-feasibility level but remain low in priority in the project development pipeline.

(12) This is made up primarily of resources in the Free State, Mpumulanga and in the Springbokvlakte of the Northern Province.

INFORMATION ON THE COMPANY CONTINUED

Reserves – Titanium

The following table sets out RBM's titanium dioxide ore reserves as at 30 June 1997.

	Million tonnes
Titanium dioxide slag[1]	
Proved[2]	6.96
Probable	20.70
Total	27.66

Notes:

(1) These figures are expressed in terms of the recoverable quantity of marketable products.

(2) Reserves are only determined or proved in advance as is required for mine planning purposes.

Reserves and Resources – Nickel

The table below sets out the BHP Billiton Plc Group's information on estimated nickel mineral resources and ore reserves as at 1 January 2000.

Cerro Matoso (CMSA)	Million tonnes	Grade percent nickel
Ore reserves[4]		
Proved	25.4	2.38
Probable	14.5	2.16
Total	39.9	2.30
Mineral resources[4]		
Indicated resources	3.9	2.84

Notes:

(1) Reserves are estimated on the basis of a 1.5 percent nickel cut off grade.

(2) All tonnages are quoted on a dry basis.

(3) The mineral resources are reported exclusive of those resources that have been modified to produce the ore reserves.

(4) The mineral resource and ore reserve models at CMSA are under review. The estimate above is as at 1 January 2000. No adjustment has been made for exploitation during the year.

INFORMATION ON THE COMPANY CONTINUED

Reserves and Resources – Steel and ferroalloys

The tables below set out the BHP Billiton Plc Group's estimate reserves and resources of manganese and chrome ore as at 1 January 2001.

Manganese

	Ore Reserves[1]				Mineral Resources[4,5,6]			
Country/operation	Proved reserves million tonnes	Grade percent manganese	Probable reserves million tonnes	Grade percent manganese	Measured resources million tonnes	Indicated resources million tonnes	Total resources million tonnes	BHP Billiton Plc Group interest percent
South Africa [1]								
Operating Mines								
Wessels	2.4	48.0	17.8	48.0	5.1	39.6	44.7	60
Mamatwan[2]	28.6	37.6	17.5	37.6	31.0	19.0	50.0	60
Total	31.0		35.3		36.1	58.6	94.7	
Total reserves South Africa: 66.3 million tonnes								
Australia								
Operating mines								
GEMCO[3]) "ROM"	48.8	40.0	44.9	40.0	60.6	59.2	119.8	60
Yield (percent)	43.0		42.5					
GEMCO[3] "Washed"	20.8	48.3	18.9	47.9				
Total reserves Australia: 39.7 million tonnes								

Notes:

(1) In South Africa, current manganese reserves and resources are based on 25-year mining areas specified in lease applications and directly associated with current operations. Notification has been received that these areas would most likely be granted in terms of Government policy as indicated in the White Paper on Minerals and Mining and in the Minerals Development Bill published at the end of 2000.

(2) Inferred resources at Mamatwan mine total 31.5 million tonnes.

(3) GEMCO reserves and resources tonnages and grades are based on washed ore. Reserves and resources are quoted on a 40 percent manganese cut off grade and 1.0 metre minimum thickness.

(4) GEMCO inferred resources total 92.8 million tonnes.

(5) All tonnages are quoted on a dry basis.

(6) Measured and indicated resources are reported inclusive of the mineral resources modified to produce the ore reserves.

Chrome

	Ore Reserves[3]				Mineral Resources[2,3]			
Country/operation	Proved reserves million tonnes	Grade percent chrome	Probable reserves million tonnes	Grade percent chrome	Measured resources million tonnes	Indicated resources million tonnes	Total resources million tonnes	BHP Billiton Plc Group interest percent
South Africa [1]								
Operating Mines								
Western Chrome	12.6	41.6	16.7	41.6	104	54	158	60
Eastern Chrome	7.2	42.7	28.8		83	126	209	60
Undeveloped[1]			5.8		9	182	191	60
Total	19.8		51.3		196	362	558	
Total reserves: 71.1 million tonnes								

Notes:

(1) Inferred resources held by Western Chrome, Eastern Chrome and in the, as yet, undeveloped areas total 356 million tonnes.

(2) Measured and indicated resources are reported exclusive of the mineral resources modified to produce the ore reserves.

(3) The tonnage figures are quoted on a dry basis.

INFORMATION ON THE COMPANY CONTINUED

Production

The table below details the production of the BHP Billiton Plc Group for 2000-2001 and 1999-2000. Production data shown is the BHP Billiton Plc Group share unless otherwise stated.

		BHP Billiton Plc Group interest	Units	**Year ended 30 June 2001**	Year ended 30 June 2000	Year ended 30 June 1999
Aluminium						
Alumina	– Worsley (a)	86%	000t	**1 632**	592	520
	– Suriname	45%	000t	**852**	857	807
	– Alumar	36%	000t	**454**	429	394
			000t	**2 938**	1 878	1 721
Aluminium	– Hillside	100%	000t	**498**	494	501
	– Bayside	100%	000t	**178**	177	178
	– Alumar	46.3%	000t	**172**	171	168
	– Valesul	45.5%	000t	**43**	41	42
	– Mozal (b)	47%	000t	**93**	-	-
			000t	**984**	883	889
Base Metals						
Copper	– Selbaie	100%	000t	**13.4**	13.5	18.9
	– Alumbrera (c)	25%	000t	**33.9**	-	-
	– Highland Valley (c)	33.6%	000t	**45.0**	-	-
	– Cerro Colorado (c)	100%	000t	**97.0**	-	-
			000t	**189.3**	13.5	18.9
Zinc	– Selbaie	100%	000t	**43.1**	44.6	48.5
	– Pering	100%	000t	**20.9**	20.7	21.1
			000t	**64.0**	65.3	69.6
Lead	– Pering	100%	000t	**6.0**	6.4	6.1
Gold	– Selbaie	100%	000oz	**40.6**	33.6	65.5
	– Alumbrera (c)	33.6%	000oz	**110.5**	-	-
			000oz	**151.1**	33.6	65.5
Silver	– Selbaie	100%	000oz	**1 884**	2 646	2 812
Coal	– South Africa	100%	mt	**61.3**	66.3	69.2
	– Australia	100%	mt	**5.3**	5.1	4.7
	– Columbia (d)	16%-33%	mt	**2.9**	-	-
			mt	**69.5**	71.4	73.9
Nickel	– CMSA	99.8%	000t	**31.8**	28.9	28.3
	– Yabulu	100%	000t	**29.0**	25.2	25.6
			000t	**60.8**	54.1	53.9
Steel and Ferroalloys	– Managanese ores (e)	60%	000t	**3 774**	3 600	2 659
	– Managanese alloys (e)	60%	000t	**642**	676	569
	– Chrome ores (e)	60%	000t	**3 158**	3 726	3 455
	– Chrome alloys (e)	60%	000t	**908**	1 055	947

(a) Interest in Worsley increased from 30% to 86% effective January 2001.

(b) Mozal produced its first metal in June 2000 and achieved full commissioning of its 253,000 tpa capacity in December 2000.

(c) Included from 1 October 2000, the effective date of the acquisition of Rio Algom.

(d) Colombian thermal coal interests acquired in September and November 2000.

(e) Shown on 100% basis. the BHP Billiton Plc Group interest in saleable production is 60%.

INFORMATION ON THE COMPANY CONTINUED

Group

Exchange rate and interest rate risk

Currency hedging – transactions

The BHP Billiton Limited Group is exposed to exchange rate transaction risk on foreign currency sales and purchases. These risks are managed under a Portfolio Management approach, which uses the effects of diversification rather than individual price risk management programs as the primary means of managing risk. The Portfolio Management approach was approved by the Board of Directors and announced in December 2000. As a result there was a cessation of currency hedging programs, although existing programs remain in place. Refer 'Information on the company – BHP Billiton Limited Group – Market Risk Management Policy'.

Refer 'Financial statements – Notes to financial statements – 37' for details of hedge transactions outstanding at 30 June 2001.

Currency hedging – borrowings

The BHP Billiton Limited Group is exposed to exchange rate translation risk in relation to foreign currency denominated debt. The BHP Billiton Limited Group manages its foreign currency translation exposures so that foreign currency net assets provide a natural hedge against the effect of variations in the exchange rate on the Australian dollar value of foreign currency denominated debt.

Refer 'Financial statements – Notes to financial statements – 37' for details of cross currency swaps outstanding at 30 June 2001.

Interest rate hedging

The BHP Billiton Limited Group is exposed to interest rate risk on its outstanding borrowings and investments. These risks are managed under a Portfolio Management approach, which uses the effects of diversification rather than individual price risk management programs as the primary means of managing risk. The Portfolio Management approach was approved by the Board of Directors and announced in December 2000. As a result there was a cessation of interest rate hedging programs, although existing programs remain in place. Refer 'Information on the company – BHP Billiton Limited Group – Market Risk Management Policy'.

Refer 'Financial statements – Notes to financial statements – 37' for details of interest rate and cross currency swaps outstanding at 30 June 2001.

Commodity hedging

The BHP Billiton Limited Group is exposed to price risk on the commodities that it produces. These risks are managed under a Portfolio Management approach, which uses the effects of diversification rather than individual price risk management programs as the primary means of managing risk. The Portfolio Management approach was approved by the Board of Directors and announced in December 2000. As a result there was a cessation of commodity hedging programs, although existing programs remain in place.

Refer 'Financial statements – Notes to financial statements – 37' for details of hedge transactions outstanding at 30 June 2001.

Research and new technology

Research and development costs, as defined in the accounts before crediting related grants, during 2000-2001, 1999-2000 and 1998-1999 were $35 million, $94 million and $221 million, respectively. Rationalisation of these activities to better align them with business requirements has continued and the research and development (R&D) activities are now firmly embedded within the business units. The number of staff directly employed on these activities has been recently stabilised at about 150, and the number of research centres reduced from four to two by the closure of the Melbourne, Victoria and Reno, Nevada, US facilities. The two remaining research centres have as their main activities:

- Newcastle – ferrous minerals and coal, processing and product performance, and non-ferrous minerals processing; and
- Port Kembla – ironmaking, steelmaking, steel processing and products.

Exploration technologies have been relocated close to the Head Office in Melbourne. Other research laboratory based activities including the maintenance and railways groups have been placed in universites with short term contracts. Two major R&D activities, hot strip casting (Project M) and gravity gradiometry (Project Falcon) are now proceeding to commercialisation.

Investment in Beswick Pty Ltd

At 30 June 2000, the BHP Billiton Limited Group held 100% of the ordinary share capital of Beswick Pty Ltd. The only Beswick shares held externally were redeemable preference shares as follows:

- 'A' redeemable preference shares: 990 000 shares issued at $1000 each, fully paid; franked, cumulative, dividend of 11% per annum; non-participating.
- 'B' redeemable preference shares: 500 000 shares issued at $1000 each, fully paid; franked, cumulative, dividend of 8% per annum; non-participating.

Pursuant to an Agreement dated 25 October 2000, the 500 000 'B' redeemable preference shares were redeemed. In June 2001, 290 000 of the 'A' redeemable preference shares were redeemed.

At 30 June 2001, 700 000 'A' redeemable preference shares remained on issue. It is proposed that these shares will be redeemed on or about the 28 September 2001. Due to contractual arrangements with the holders of these shares, these shares cannot be redeemed before that time.

INFORMATION ON THE COMPANY CONTINUED

Abbreviations

The following is a list of the more frequently used abbreviations in this Annual Report:

ADR	– American Depositary Receipt
ADS	– American Depositary Share
bopd	– barrels of oil per day
NZS	– BHP New Zealand Steel Limited
DRI	– direct reduced iron
EMD	– electrolytic manganese dioxide
FPSO	– floating production storage and offloading (facility)
HBI	– hot briquetted iron
ktpa	– thousand tonnes per annum
LNG	– liquified natural gas
LPG	– liquified petroleum gas
mmscfd	– million standard cubic feet per day
mtpa	– million tonnes per annum
PNG	– Papua New Guinea
PRRT	– Petroleum Resource Rent Tax
PSC	– Production Sharing Contract
PSLA	– Australian Commonwealth Petroleum (Submerged Lands) Act 1967
tpa	– tonnes per annum
UK	– United Kingdom
US	– United States
ZOCA	– the Zone of Co-operation Area A, between Australia and Indonesia

INFORMATION ON THE COMPANY CONTINUED

Definitions

Unless the context otherwise requires, the term BHP Billiton Limited Group includes BHP Billiton Limited and its subsidiaries.

The **financial year** of the BHP Billiton Limited Group ends on 30 June. The financial period (also referred to as the fiscal period) ended
30 June 2001 is referred to in this Annual Report as '2000-2001' and other financial years are referred to in a similar manner. Refer 'Information on the company – BHP Billiton Limited Group – Change in financial year'.

In the context of ADSs and listed investments, the term **'quoted'** means 'traded' on the relevant exchange.

Reference herein is made to **tonnes**, each of which equals 1000 kilograms, approximately 2 205 pounds or 1.102 short tons. Measures of distance referred to herein are stated in **kilometres**, each of which equals approximately 0.62 miles or in **metres**, each of which equals approximately 3.28 feet.

Coal Reserves have the same meaning as Ore Reserves, but specifically concern coal.

Coal Resources have the same meaning as Mineral Resources, but specifically concern coal.

Coking coal, by virtue of its carbonisation properties, is used in the manufacture of coke, which is used in the steelmaking process.

Crude oil is a mixture of hydrocarbons that exist in liquid form in natural underground reservoirs, and remain liquid at atmospheric pressure after being produced at the well head and passing through surface separating facilities. Condensate is a liquid and consists of a mixture of hydrocarbons that are recoverable from gas.

Direct reduced iron (DRI) is metallic iron formed by removing oxygen from iron ore without the formation of, or passage through, a smelting phase. DRI can be used as feedstock for steel production.

Dry gas is a mixture of hydrocarbon gases, inerts and other gases that are in the gaseous phase at pipeline conditions with no free liquids at operating conditions. It is principally composed of methane, ethane and low levels of propanes and butanes depending upon processing and pipeline specifications. When liquified through pressurisation(e.g. gas exports from the North West Shelf project), it is called liquified natural gas or LNG.

Energy coal is used as a fuel source in electrical power generation, cement manufacture and various industrial applications. Energy coal may also be referred to as steam or thermal coal.

Federal unit is a combination of two or more US Minerals Management Service (MMS) defined blocks approved by MMS in circumstances where it can be demonstrated that the blocks are part of the same geological formation.

Hot briquetted iron (HBI) is densified direct reduced iron where the densification is carried out at a temperature greater than 650 degrees Celsius. The resultant product has density greater than 5g/cm3. HBI can be used as feedstock for steel production.

Indicated Coal Resources have the same meaning as Indicated Mineral Resources, but specifically concern coal.

Indicated Mineral Resources are those parts of Minerals Resources for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a reasonable level of confidence. This categorisation is based on exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are too widely or inappropriately spaced to confirm geological and/or grade continuity but are spaced closely enough for continuity to be assumed.

Inferred Coal Resources have the same meaning as Inferred Mineral Resources, but specifically concern coal.

Inferred Mineral Resources are those parts of Minerals Resources for which tonnage, grade and mineral content can be estimated with a low level of confidence. This categorisation is inferred from geological evidence and assumed but not verified geological and/or grade continuity. It is based on information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes which may be limited or of uncertain quality and reliability.

Liquified petroleum gas (LPG) consists of propane and butane and a small amount (less than 2%) of ethane that has been liquified through pressurisation.

Marketable Coal Reserves represents beneficiated or otherwise enchanced coal product and should be read in conjunction with, but not instead of, reports of Coal Reserves.

Measured Coal Resources have the same meaning as Measured Mineral Resources, but specifically concern coal.

Measured Mineral Resources are those parts of Minerals Resources for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a high level of confidence. This categorisation is based on detailed and reliable exploration, sampling and testing information gathering through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are spaced closely enough to confirm geological and/or grade continuity.

Metallurgical coal is a broader term which includes all coals used in steelmaking, such as coal used for the Pulverised Coal Injection (PCI) process.

INFORMATION ON THE COMPANY CONTINUED

Mineral Resources are concentrations or occurrences of material of intrinsic economic interest in or on the Earth's crust in such form and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade, geological characteristics and continuity of a Minerals Resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories.

Ore Reserves are the economically mineable parts of Measured or Indicated Mineral Resources. It includes diluting materials and allowances for losses which may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out, and include consideration of and modifications by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction could reasonably be jusitifed. Ore Reserves are subdivided in order of increasing confidence into Probable Ore Reserves and Proved Ore Reserves.

Petroleum coke is a residue from the refining of heavy fraction oil into light fraction oil.

Probable Ore Reserves are the economically mineable parts of Indicated and, in some circumstances, Measured Mineral Resources. Refer also the definition of 'Ore Reserve'.

Proved Ore Reserves are the economically mineable parts of Measured Mineral Resources. Refer also the definition of 'Ore Reserve'.

Recoverable Coal Reserves are the combination of those Proved and Probable Ore Reserves which specifically concern coal.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis is based on the BHP Billiton Limited Group's accounts as prepared in conformity with Australian laws and accounting standards. For a reconciliation of the material differences between generally accepted accounting principles as followed by the BHP Billiton Limited Group in Australia and those generally accepted in the US (US GAAP) refer 'Financial statements – Notes to financial statements – 50'. The BHP Billiton Limited Group believes that, because of the international scope of its operations and the industries in which it is engaged, numerous factors have an effect on its financial condition and results of operations. Refer 'Key information - Risk factors'.

2000-2001 compared with 1999–2000

In December 1999 the Directors announced that the financial year-end for the BHP Billiton Limited Group would change from 31 May to 30 June with effect from 30 June 2000. In this analysis, all references to 1999–2000 and to the previous period are to the thirteen months ended 30 June 2000. All references to 2000–2001 and the year are to the year ended 30 June 2001, except where indicated otherwise.

Following various asset sales and an internal reorganisation, the Services segment ceased to be reported from 1 July 2000. As a consequence, Transport and Logistics is reported in Steel and remaining services' activities including Shared Business Services, Insurances and Corporate Services are reported in Group and unallocated items. Comparative data has been adjusted accordingly. 1999–2000 data for Services mainly relates to profits from businesses that have been sold.

Translations of amounts from Australian currency into US currency have been made for the convenience of the reader at the noon buying rate in New York City for cable transfers in Australian dollars, as certified for customs purposes by the Federal Reserve Bank of New York on Friday 29 June 2001, at US$0.5100 = A$1.

Results of operations

Consolidated

Net profit (before outside equity interests) for the year ended 30 June 2001 was $1.5 billion (US$0.8) billion, compared with $1.6 billion for the thirteen months ended 30 June 2000. Excluding significant items, net profit (before outside equity interests) was $2.8 billion compared with a profit of $2.0 billion for the thirteen months ended 30 June 2000.

For the analysis below, comparative figures for 1999–2000 reflect the thirteen months ended 30 June 2000 and include the result for the transitional month of June 1999. Major factors affecting net profit for the year ended 30 June 2001 compared with the year ended 30 June 2000 are generally consistent with the major factors for the year ended 30 June 2001 compared to the thirteen months ended 30 June 2000. Net profit (before outside equity interests) for the month of June 1999 was $44 million. There were no significant items in June 1999.

Sales revenue (excluding inter-segment sales) for 2000–2001 was $20.7 (US$10.6) billion compared to $21.5 billion from the previous period. For information relating to sales revenue, refer below under Minerals, Petroleum, Steel and Services and refer 'Information on the company'. The average A$/US$ exchange rate for 2000–2001 was A$1:US$0.538 compared with A$1:US$0.627 in 1999–2000. Refer 'Key information – Exchange rates'.

Other revenue for 2000–2001 of $1.8 (US$0.9) billion is mainly derived from the sale of assets and investments, interest and dividends. The decrease in other revenue of $0.4 (US$0.2) billion from the previous period mainly reflects lower proceeds from asset sales in 2000–2001.

The result for 2000–2001 after borrowing costs (but before tax) was a profit of $2.6 (US$1.3) billion compared with a profit of $1.7 billion for 1999–2000. Refer below for details of significant items.

Net profit (before outside equity interests) for 2000–2001 was $1.5 (US$0.8) billion compared with the previous period's profit of $1.6 billion. The 2000–2001 result includes significant items that resulted in a net charge to profit of $1.2 (US$0.6) billion, comprising:

- in Minerals, a net loss of $1.0 (US$0.5) billion after tax, comprising a $356 (US$182) million charge to profit from the write-off of the equity investment in HBI Venezuela and the establishment of provisions and other associated costs, a charge to profit of $804 (US$410) million after tax for the write-off of the BHP Billiton Limited Group's interest in the Ok Tedi copper mine (Papua New Guinea), a charge to profit of $54 (US$28) million after tax for changes in accounting policy for restoration and rehabilitation, and a charge to profit of $23 (US$12) million after tax for organisation restructuring costs and provisions, partly offset by a profit of $248 (US$127) million (no tax effect) from the equalisation of interests in the Central Queensland Coal Associates (CQCA) and Gregory joint ventures;
- in Petroleum, a credit to profit of $109 (US$56) million after tax for a change in accounting policy for restoration and rehabilitation;
- in Steel, a charge to profit of $29 (US$15) million after tax for organisation restructuring costs and provisions; and
- in Group and unallocated items, a net loss of $334 (US$170) million after tax, comprising a $455 (US$232) million loss representing provisions for financial obligations to banks and other provisions related to the decision to cease further investment in HBI Venezuela, a charge to profit of $71 (US$36) million (no tax effect) for merger transaction costs, a charge to profit of $63 (US$32) million for non-deductibility of financing costs as a consequence of an income tax audit, a charge to profit of $10 (US$5) million after tax for organisation restructuring

OPERATING AND FINANCIAL REVIEW AND PROSPECTS CONTINUED

costs and provisions, partly offset by a credit to profit of $265 (US$135) million after tax for changes in accounting policy for pension plans.

The 1999–2000 result included significant items that resulted in a net charge to profit of $405 million comprising losses from the write-down of assets, provision for closure and restructuring costs and losses from asset sales, partly offset by tax benefits from the finalisation of funding arrangements, the restatement of deferred tax balances following the change in the Australian company tax rate, and profits from asset sales.

Including significant items, in 2000–2001, Minerals reported a profit of $624 (US$318) million compared with a profit of $480 million in 1999–2000. Petroleum profit increased from $1 319 million in 1999–2000 to $1 916 (US$977) million. Steel profit increased by $13 (US$7) million to $323 (US$165) million.

Excluding significant items, there were a number of factors which affected the results for 2000–2001. Foreign currency fluctuations net of hedging had a favourable effect of approximately $610 (US$311) million after tax compared with 1999-2000. Higher prices, after commodity hedging, for petroleum products and higher iron ore prices increased profits by approximately $460 (US$235) million compared with 1999–2000. These price increases were partly offset by lower prices for steel products which decreased profits by approximately $85 (US$43) million after tax compared with 1999–2000. Profits from new operations were approximately $180 (US$92) million after tax higher than the previous year reflecting higher profits from the Laminaria/Corallina oil fields (North West Australia) and equity accounted profits from QCT Resources Limited (QCT). Increased equity accounted losses from HBI Venezuela had an unfavourable effect on results of approximately $80 (US$40) million compared with the corresponding period. The corresponding period included profits from discontinued steel operations of approximately $45 (US$23) million, and profits of approximately $35 (US$18) million from the Kutubu, Gobe and Moran producing fields (Papua New Guinea) and the Buffalo oil field (North West Australia) which have been sold. Exploration expenditure charged to profit was higher by approximately $115 (US$59) million after tax compared to 1999–2000 mainly reflecting petroleum exploration activity in the Gulf of Mexico (USA), Latin America and Algeria, and the write-off of previously capitalised exploration expenditure for the Agua Rica copper project (Argentina). Costs had an unfavourable impact of approximately $80 (US$41) million compared with the corresponding period mainly due to implementation costs associated with the introduction of Shared Business Services, higher development and work-over costs at petroleum operations in the Gulf of Mexico, dragline maintenance shutdowns at Queensland coal operations, higher royalty and diesel costs at West Australian iron ore operations, and higher superannuation contributions following cessation of a contribution holiday in the corresponding period. The transitional month of June 1999 contributed net profit of $44 million in the corresponding period. Refer below to the discussions relating to the relevant businesses for other factors affecting the 2000–2001 results.

Depreciation and amortisation expense increased by $110 (US$56) million to $2 402 (US$1 225) million. This mainly reflects the impact of the change in accounting policy for restoration and rehabilitation, the unfavourable effect of exchange rate variations and higher depreciation on recently commissioned operations. These factors were partly offset by depreciation in the previous period on businesses that have been sold.

Borrowing costs decreased by $170 (US$87) million to $553 (US$282) million, mainly due to significantly lower funding levels and higher capitalised interest, partly offset by higher interest rates and the unfavourable effect of exchange rate movements.

Income tax expense for 2000–2001 was $1 066 (US$543) million, compared with $117 million for 1999–2000. The effective tax rate for 2000–2001 was 41.4% compared with 6.8% in 1999–2000; the nominal Australian tax rate is 34%. The effective tax rate was higher than the nominal rate in 2000–2001, primarily due to the non tax-effecting of the Ok Tedi write-off and the HBI Venezuela equity investment write-off, overseas exploration expenditure for which no deduction is presently available, non-deductibility of financing costs, non-deductible interest expense on preference shares and non-deductible accounting depreciation and amortisation. These factors were partly offset by the recognition of tax benefits in respect of certain prior year overseas exploration expenditure and operating losses and non tax-effected capital gains.

Minerals

Revenue from ordinary activities (including inter-segment sales) was $10.5 (US$5.4) billion during 2000–2001, an increase of 14% over 1999–2000. Sales revenue was $9.5 (US$4.9) billion, an increase of 10% over 1999–2000. The lower A$/US$ exchange rate, higher iron ore volumes and prices, and higher coal prices and volumes favourably affected 2000–2001 sales revenue. Other revenues mainly represent proceeds from sales of non-current assets, including proceeds of approximately $760 (US$388) million from the equalisation of interests in the CQCA and Gregory joint ventures.

The average price booked for copper shipments (after hedging and finalisation adjustments) in 2000–2001 was US$0.78 per pound (1999–2000 – US$0.78). Finalisation adjustments after tax, representing adjustments on prior period shipments settled in 2000–2001, were $16 (US$8) million unfavourable (1999–2000 – $30 million favourable). Unhedged copper shipments not finalised at 30 June 2001 have been brought to account at the London Metal Exchange (LME) copper spot price at 29 June 2001 which was US$0.70 per pound.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS CONTINUED

The net profit for 2000–2001 was $624 (US$318) million, compared with a profit of $480 million in the previous year. The 2000–2001 result includes a net charge to profit of $989 (US$505) million after tax, comprising the write-off of the equity investment in HBI Venezuela and the establishment of provisions and other associated costs, the write-off of the BHP Billiton Limited Group's interest in the Ok Tedi copper mine, changes in accounting policy for restoration and rehabilitation and organisation restructuring costs and provisions, partly offset by a profit from the equalisation of interests in the CQCA and Gregory joint ventures; refer 'Consolidated' above.

The decision to cease further investment in HBI Venezuela was announced in the third quarter following a detailed review of the future economic value of the asset. The review identified that, in the context of changed operating and market conditions, the BHP Billiton Limited Group does not expect the plant to meet the operational and financial performance targets necessary to justify any further investment in the project, nor would it satisfy bank completion requirements for project financing. These factors coupled with possible partner funding issues influenced the decision.

Over the last year the BHP Billiton Limited Group has been negotiating with the other shareholders on the terms and conditions related to its exit from Ok Tedi. Based on the status of these negotiations it has been decided to write-off the BHP Billiton Limited Group's share of Ok Tedi's net assets ($286 million after tax and outside equity interests). The Minerals segment results include an $804 million write-off adjustment reflecting 100% of the net assets of Ok Tedi which is prior to deducting outside equity interests of $518 million. From 1 July 2001 no BHP Billiton Limited Group profit for Ok Tedi will be recognised except to the extent that actual dividends are received by the BHP Billiton Limited Group. Negotiations are continuing with the other shareholders on the terms and conditions related to the BHP Billiton Limited Group's exit from Ok Tedi. These terms and conditions may include short term financial support of a "bridging" nature to assist Ok Tedi immediately after the BHP Billiton Limited Group's withdrawal.

Excluding significant items, the 2000–2001 profit was $1.6 (US$0.8) billion, an increase of $0.4 (US$0.2) billion or 32% compared with the previous period. The significantly lower A$/US$ exchange rate, higher iron ore volumes and prices, and higher coal prices and volumes all contributed to the improved result for 2000–2001. These factors were partly offset by increased equity accounted losses from HBI Venezuela during the year resulting from production ramp-up difficulties and the cessation of interest capitalisation following commissioning, higher costs at Queensland coal operations due to dragline maintenance shutdowns and West Australian iron ore operations due to higher royalty and diesel costs.

Exploration expenditure incurred in 2000–2001 was $137 (US$70) million. The amount charged to profit was $156 (US$80) million, reflecting capitalised expenditure of $14 (US$7) million and the write-off of $33 (US$17) million previously capitalised expenditure. The amount capitalised primarily represents expenditure at Ekati™ and Escondida Norte (Chile). In 1999–2000, the expenditure incurred was $110 million and the amount charged to profit was $101 million, reflecting capitalised expenditure of $9 million.

Depreciation and amortisation expense was $1 050 (US$535) million, an increase of $161 (US$82) million compared with 1999–2000. The higher charge for 2000–2001 reflects the effect of the change in accounting policy for restoration and rehabilitation, the unfavourable effect of exchange rate variations and higher depreciation on recently commissioned operations.

Income tax expense of $646 (US$330) million for 2000–2001 represented an effective tax rate of 50.9% (1999–2000 – 12.0%).

The nominal Australian rate is 34%. The effective tax rate is higher than the nominal tax rate due mainly to the non tax-effecting of the Ok Tedi write-off and the HBI Venezuela equity investment write-off, and overseas exploration expenditure for which no deduction is presently available. These factors were partly offset by non tax-effected capital gains and the recognition of tax benefits in respect of certain prior year overseas exploration expenditure.

The transitional month of June 1999 contributed net profit of $44 million for Minerals in the corresponding period.

Petroleum

Revenue from ordinary activities (including inter-segment sales) was $6.4 (US$3.3) billion during 2000–2001, an increase of $0.8 (US$0.4) billion from the previous period. This comprised sales revenue of $6.3 (US$3.2) billion in 2000–2001, compared with $5.0 billion in 1999–2000 and other revenue of $138 (US$70) million in 2000–2001, compared with $610 million in the previous period. In 2000–2001, the other revenue mainly represents proceeds from the sale of non-current assets.

Sales revenue was favourably affected by the lower A$/US$ exchange rate and the higher average realised oil price net of commodity hedging of US$28.04 (A$52.16) per barrel compared to US$22.43 (A$35.89) per barrel in the previous period. The average realised oil price before commodity hedging was US$29.39 per barrel (2000 - US$24.67 per barrel).

OPERATING AND FINANCIAL REVIEW AND PROSPECTS CONTINUED

Oil and condensate production was 1% lower than the corresponding period due to natural field decline at Bass Strait, the sale of the Buffalo oil field and lower Bruce (UK) production due to shut-ins for repairs. These were partly offset by higher volumes at the Laminaria/Corallina oil fields in their first full year of production, Liverpool Bay (UK) due to strong performance following a major maintenance shutdown, and Griffin (North West Australia) due to the impact of the infill wells and favourable weather conditions for operations.

Natural gas production was 15% higher than the previous year which was largely attributable to higher volumes from Bass Strait, higher volumes from Bruce and Griffin, and the commencement of production at the Zamzama field (Pakistan) late in March 2001. LNG production at the North West Shelf (NWS) in Western Australia was 5% lower than the previous year mainly due to longer than planned maintenance shut-downs in October 2000.

Net profit for 2000–2001 was $1.9 (US$1.0) billion, an increase of $0.6 (US$0.3) billion, compared with the profit of $1.3 billion in the previous year. The 2000–2001 result included a credit to profit of $109 million (US$56) after tax for a change in accounting policy for restoration and rehabilitation. The 1999–2000 result included a net credit to profit of $171 million after tax, comprising profits on the sale of PNG petroleum assets and BHP Billiton Limited's interest in the Bolivia to Brazil pipeline, and a tax benefit from restatement of deferred tax balances, partly offset by restructuring costs and provisions; refer 'Consolidated' above.

Excluding significant items, the profit for 2000–2001 was $1.8 (US$0.9) billion, an increase of $0.7 (US$0.4) billion compared with the 1999–2000 result. In addition to the price and volume factors mentioned above, the 2000–2001 result was affected by higher natural gas, liquified natural gas (LNG) and liquified petroleum gas (LPG) prices, and higher profits from the Laminaria/Corallina oil fields which commenced operations in November 1999. These factors were partly offset by lower Bass Strait (Victoria) oil sales volumes and higher exploration charged to profit reflecting exploration activity in the Gulf of Mexico, Latin America and Algeria.

Exploration expenditure in 2000–2001 was $385 (US$196) million, compared with $263 million in 1999–2000. Exploration charged to profit was $271 (US$138) million in 2000–2001. In 1999–2000 exploration expenditure of $208 million was charged to profit including the write-off of $16 million previously capitalised expenditure.

Depreciation and amortisation expense increased by 14% to $1 007 (US$514) million in 2000–2001, mainly due to the effect of the change in accounting policy for restoration and rehabilitation, the unfavourable effect of exchange rate variations and higher depreciation on recently commissioned operations.

The effective tax rate was 30.3% in 2000–2001, compared with 30.1% in the previous year. The nominal Australian tax rate is 34%. The effective tax rate is lower than the nominal tax rate mainly due to amounts over-provided in prior years and non tax-effected capital gains, partly offset by overseas exploration expenditure for which no deduction is presently available.

The transitional month of June 1999 contributed net profit of $33 million for Petroleum in the corresponding period.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS CONTINUED

Steel

Revenue from ordinary activities (including inter-segment sales) was $6.7 (US$3.4) billion during 2000–2001, a decrease of 30% compared with 1999–2000 due mainly to the OneSteel spin-out. Sales revenue decreased from $8.9 billion in 1999–2000 to $6.6 (US$3.4) billion. Other revenues mainly represent proceeds from the sale of non-current assets.

Steel despatches from flat and coated operations were 5.34 million tonnes, 2% higher than the 1999–2000 despatches of 5.24 million tonnes. Australian domestic despatches were the same at 2.09 million tonnes while export despatches were 7% higher at 2.36 million tonnes. Despatches from New Zealand Steel were down 11% at 0.54 million tonnes and despatches from other overseas plants were the same at 0.36 million tonnes.

Net profit for 2000–2001 was $323 (US$165) million, compared with a profit of $310 million in 1999–2000. The 2000–2001 result included a charge to profit of $29 (US$15) million after tax for organisation restructuring costs and provisions. The 1999–2000 result included a charge to profit of $156 million after tax comprising a loss on the sale of the US west coast steel businesses, and restructuring costs and provisions, partly offset by a tax benefit from the restatement of deferred tax balances; refer 'Consolidated' above.

Excluding significant items, the 2000–2001 profit was $352 (US$180) million, a decrease of $114 (US$58) million compared with the previous year. Lower international prices, lower sales volumes of coated products to the Australian market and the impact of industrial action at Port Kembla steelworks (New South Wales) all contributed unfavourably in 2000–2001. These were partly offset by the favourable effect of the lower A$/US$ exchange rate, improved operating performance from the Asian businesses, one-off benefits realised on the spin-out of OneSteel Ltd and additional tax benefits in respect of losses from New Zealand operations for which no deduction has previously been recognised.

Depreciation and amortisation expense was $321 (US$164) million, a decrease of $173 (US$88) million compared with 1999–2000. The lower charge for 2000–2001 reflects the effect of depreciation in the previous period on assets which have been spun-out, sold or closed.

The effective tax rate was 20.0% in 2000–2001 compared with 24.2% in 1999–2000. The nominal tax rate in Australia is 34%. The effective tax rate is lower than the nominal tax rate mainly due to tax benefits in respect of losses from New Zealand operations for which no deduction has previously been recognised and amounts over provided in previous years.

The transitional month of June 1999 contributed a net profit of $27 million for Steel in the corresponding period.

Group and Unallocated Items

This category represents corporate activities, including Group Treasury operations. The result for 2000–2001 was a loss of $1 011 (US$515) million which included significant items that resulted in a net loss of $334 (US$170) million after tax, comprising a provision for financial obligations to banks and other provisions related to the decision to cease further investment in HBI Venezuela and organisation restructuring costs and provisions, a loss due to non-deductibility of financing costs as a consequence of an income tax audit, partly offset by a credit to profit for changes in accounting policy for defined benefit pension plans. The result for 1999–2000 included significant items that resulted in a net credit to profit of $264 million after tax comprising tax benefits from finalisation of funding arrangements at Beenup and HBI Western Australia, partly offset by losses from the restatement of deferred tax balances, and restructuring costs and provisions; refer 'Consolidated' above.

The transitional month of June 1999 contributed net loss of $22 million for the Group and unallocated items in the corresponding period.

Excluding significant items, the result for 2000–2001 was a loss of $677 (US$345) million, compared with a loss of $364 million in 1999–2000. This was mainly due to losses of $448 (US$228) million after tax from external foreign currency hedging compared with losses of $178 million after tax in the previous year mainly reflecting the lower value of the Australian dollar relative to the US dollar for currency hedging contracts settled during the year. The result also included implementation costs associated with the introduction of Shared Business Services.

Outside Equity Interests

The share of net profit or loss attributable to outside equity interests increased from a loss of $34 million in 1999–2000 to a loss of $498 (US$254) million in 2000–2001. The increase was mainly due to the impact of the Ok Tedi write-off adjustment of $518 (US$264) million reflecting outside equity interest's share of Ok Tedi's net assets at 30 June 2001.

Dividends

Cash dividends declared during 2000–2001 amounted to $0.51 per ordinary share, including a payment in July 2001 of $0.26 per ordinary share, ($0.247 per share declared and $0.126 per share payment adjusted for the bonus issue), unchanged from 1999–2000. Dividends paid or payable during 2000–2001 amounted to $912 (US$465) million, which includes the July 2001 dividend of $0.26 per ordinary share. This compares with dividends or equivalent (the latter being the Bonus Share Plan participation which was suspended in September 1999) paid or payable during 1999–2000 of $903 million. There are no material legal or economic restrictions that limit the ability of subsidiaries to pay dividends or make loans/advances to BHP Billiton Limited at 30 June 2001.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS CONTINUED

Liquidity and Capital Resources

Cash generated from operations in 2000–2001 was $5.6 (US$2.9) billion before payment of income tax of $609 (US$310) million. Net operating cash flow of $5.0 (US$2.6) billion was 27% higher than the 1999–2000 surplus of $3.9 billion.

Funds totalling $769 (US$392) million were raised from borrowings. In addition, $142 (US$72) million was raised through the issue of ordinary stock. Repayments of borrowings of $2.7 (US$1.4) billion together with cash dividends of $926 (US$472) million resulted in a net cash outflow on financing activities amounting to $2.7 (US$1.4) billion.

Funds generated from operations were used for the purchase of property, plant and equipment ($2.0 (US$1.0) billion) and investments ($686 (US$350) million), and on exploration expenditure ($518 (US$264) million). Funds were received from the sale of property, plant and equipment ($163 (US$83) million), from the sale, or partial sale, of controlled entities and joint venture interests ($1 067 (US$544) million), and from the sale or redemption of investments ($456 (US$233) million), with the result that the net investment expenditure for 2000–2001 was $2.2 (US$1.1) billion.

Net operating cash flow exceeded the aggregate of net investment expenditure and the net outflow on financing activities by $119 (US$61) million, which is represented by an increase in the BHP Billiton Limited Group's holdings of cash and cash equivalents.

Total debt at 30 June 2001 (excluding bank overdrafts, finance leases and other borrowings) was $7.0 (US$3.6) billion, a decrease of $1.2 (US$0.6) billion from the previous year. Gearing was 38.3% at 30 June 2001, compared with 42.7% at 30 June 2000. Total debt classified as to maturity dates is as follows:

	BHP Billiton Limited Group			
Borrowings	2001 $m	2001 US$m	2000 $m	1999 $m
The total of current borrowings, long term loans, redeemable preference shares and non-recourse finance classified as to maturity dates				
Current	897	457	2 425	1 219
Due later than one year and not later than two years	1 382	705	1 460	2 744
Due later than two years and not later than three years	490	250	1 368	2 668
Due later than three years and not later than four years	691	352	52	2 112
Due later than four years and not later than five years	1 804	920	451	262
Due later than five years and not later than ten years	149	76	1 111	783
Due later than ten years	1 555	793	1 320	1 272
	6 968	3 553	8 187	11 060

OPERATING AND FINANCIAL REVIEW AND PROSPECTS CONTINUED

Of the total debt at 30 June 2001, the amount classified as non-current (not repayable within 12 months) was $6.1 (US$3.1) billion, of which 56% is effectively payable in US dollars. International investment, in North America and elsewhere, provides the BHP Billiton Limited Group with a natural hedge against exchange rate fluctuations with respect to US dollar debt obligations. Refer 'Key Information – Exchange rates'.

The ratio of current assets to current liabilities increased from 89% at 30 June 2000 to 103% at 30 June 2001. The ratio of current assets (excluding inventories) to current liabilities of 75% at 30 June 2001 increased from 58% at 30 June 2000. Current assets have decreased marginally since 30 June 2000, mainly due to lower inventories, partly offset by higher cash assets.

Interest coverage (pre-tax earnings before interest expense, divided by interest expense plus capitalised interest) was 5.4 times for 2000–2001 and was 3.3 times for 1999–2000. Excluding significant items, the interest coverage for 2000–2001 was 7.7 times and 5.0 times for 1999–2000.

Closing net cash and cash equivalents at 30 June 2001 were $1 111 (US$566) million, compared with $937 million at 30 June 2000. In addition, the BHP Billiton Limited Group had unused credit facilities and standby arrangements amounting to $2.5 (US$1.3) billion at 30 June 2001, compared with $2.1 billion at 30 June 2000.

Capital expenditure incurred during 2000-2001 totalled $2.0 (US$1.0) billion mainly comprising Minerals $1.0 (US$0.5) billion and Petroleum $0.9 (US$0.4) billion. Capital expenditure incurred during 1999-2000 totalled $1.0 billion mainly comprising Petroleum $0.5 billion and Minerals $0.4 billion. In the opinion of the BHP Billiton Limited Group, the working capital of the BHP Billiton Limited Group is sufficient for its present requirements.

Contractual commitments for capital expenditure outstanding at 30 June 2001 amounted to $2 221 (US$1 133) million. These commitments relate mainly to Petroleum (developments in Algeria, Gulf of Mexico, North West Shelf and Bass Strait) and Minerals (Escondida Phase IV). Contractual commitments for operating leases at 30 June 2001 were $2.2 (US$1.1) billion. Contractual commitments for other expenditure outstanding at 30 June 2001 amounted to $4.1 (US$2.1) billion. These commitments relate mainly to the supply of goods and services to the BHP Billiton Limited Group, royalties, exploration expenditure, and various other operating commitments. The BHP Billiton Limited Group expects that these contractual commitments for expenditure, together with other expenditure and liquidity requirements, will be met from internal cash flow and, to the extent necessary, from external sources.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS CONTINUED

1999–2000 compared with 1998–99

In December 1999 the Directors announced that the financial year-end for the BHP Billiton Limited Group would change from 31 May to 30 June with effect from 30 June 2000. In this analysis, all references to 1999–2000 and the financial period are to the thirteen months ended 30 June 2000, while references to 1998–99 and the previous year are to the year ended 31 May 1999.

Comparative figures have been restated to reflect the transfer of internal currency hedging results from Minerals, Petroleum and Steel to Group and unallocated items, following a decision to cease new internal hedging effective 1 June 1999. The results of internal currency hedging now eliminate within Group and unallocated items.

Results of operations

Consolidated (13 months)

Sales revenue (excluding inter-segment sales) for 1999–2000 was $21.5 billion and represented an increase of 12% or $2.3 billion from the previous period. For information relating to sales revenue, refer below under Minerals, Petroleum, Steel, and Services and refer 'Information on the company'. The average A$/US$ exchange rate for 1999–2000 was A$1:US$0.627 compared with A$1:US$0.621 in 1998–99. Refer 'Key information – Exchange rates'.

Other revenue for 1999–2000 of $2.2 billion is mainly derived from the sale of assets and investments, interest and dividends. The decrease in other revenue of $0.5 billion from the previous year mainly reflects lower proceeds from asset sales in 1999–2000.

The result for 1999–2000 after interest expense (but before tax) was a profit of $1.7 billion compared with a loss of $2.1 billion for 1998–99. Refer below for details of significant items.

Net profit (before outside equity interests) for 1999–2000 was $1.6 billion, compared with the previous year's loss of $2.3 billion. The 1999–2000 result includes significant items that resulted in a net charge to profit of $405 million, comprising:

- in Minerals, a net loss of $744 million after tax, comprising a loss of $794 million after tax from the write-off of the Hot Briquetted Iron (HBI) plant in Western Australia and a charge to profit of $8 million after tax for organisation restructuring costs and provisions, partly offset by a tax benefit of $58 million from the restatement of deferred tax balances following the change in the Australian company tax rate;
- in Petroleum, a net profit of $171 million after tax comprising a profit of $80 million (no tax effect) from the sale of PNG petroleum assets, a profit of $69 million after tax from the sale of the BHP Billiton Limited Group's interest in the Bolivia to Brazil pipeline and a tax benefit of $36 million from the restatement of deferred tax balances following the change in the Australian company tax rate, partly offset by a charge to profit of $14 million after tax for organisation restructuring costs and provisions;
- in Steel, a net loss of $159 million after tax, comprising a loss of $223 million after tax from the sale of US west coast steel businesses and a charge to profit of $20 million after tax for organisation restructuring costs and provisions, partly offset by a tax benefit of $84 million from the restatement of deferred tax balances following the change in the Australian company tax rate;
- in Services, a net profit of $63 million after tax, comprising a profit of $63 million (no tax effect) from the sale of the BHP Information Technology business;
- in Net unallocated interest, a loss of $3 million from the restatement of deferred tax balances following the change in the Australian company tax rate; and
- in Group and unallocated items, a net profit of $267 million after tax, comprising tax benefits of $302 million arising from finalisation of funding arrangements related to the Beenup mineral sands operation (Western Australia) ($112 million) and the HBI plant in Western Australia ($190 million), partly offset by a tax expense of $9 million from the restatement of deferred tax balances following the change in the Australian company tax rate and a charge to profit of $26 million after tax for organisation restructuring costs and provisions.

The 1998–99 result included a net loss of $2.7 billion after tax comprising losses from the write-down of assets and provision for closure and restructuring costs of $3.3 billion after tax, partly offset by profits from asset sales of $0.6 billion after tax.

Including significant items, in 1999–2000, Minerals reported a profit of $480 million compared with a loss of $1 971 million in 1998–99. Petroleum profit increased from $232 million in 1998–99 to $1 326 million and Steel profit increased by $88 million to $251 million compared to 1998–99. Services' profit decreased by $155 million to $115 million.

Excluding significant items, there were a number of factors which affected the results for 1999–2000. Higher sales volumes increased profits by approximately $350 million after tax compared with 1998–99, largely reflecting the additional month in the 1999–2000 financial period. Benefits from cost reduction initiatives and lower borrowing costs due to significantly reduced debt levels resulted in lower costs of approximately $330 million after tax compared with the previous year. Decisions to close or cease operations including North America copper and the Hartley platinum mine (Zimbabwe) had a favourable effect on results of approximately $290 million after tax compared with 1998–99. Significantly higher prices after commodity hedging for oil and higher copper, LNG and LPG prices increased profits by approximately $620 million compared with 1998–99. These price increases were partly offset by significantly

OPERATING AND FINANCIAL REVIEW AND PROSPECTS CONTINUED

lower prices for coal and lower prices for iron ore which decreased profits by approximately $380 million after tax compared with 1998–99. Exploration expenditure charged to profit was approximately $140 million after tax lower compared to 1998–99 mainly reflecting a reduction in Minerals' worldwide exploration. Profits from new operations were approximately $125 million after tax higher than 1998–99 reflecting contributions from the recently commissioned Laminaria/Corallina and Buffalo oil fields (North West Australia) and higher profits from diamond sales at the Ekati™ diamond mine, partly offset by increased operating losses from HBI Western Australia. Compared to 1998–99, foreign currency fluctuations net of hedging had a favourable effect of approximately $75 million after tax, while profits from asset sales were approximately $55 million after tax lower than in the previous period. Refer below to the discussions relating to the relevant businesses for other factors affecting the 1999–2000 results.

Depreciation and amortisation expense increased by $74 million to $2 292 million. This mainly reflects an additional month of charges in 1999–2000, depreciation on recently commissioned operations, and higher Petroleum production. These factors were partly offset by lower depreciation following the write-down of certain assets at 31 May 1999, depreciation in the previous period on businesses now closed, ceased or sold, and the favourable effect of exchange rate variations.

Borrowing costs decreased by $9 million to $723 million, mainly due to significantly lower funding levels, largely offset by significantly lower capitalised interest, higher interest rates in the US and Australia, and an additional month of expense in 1999–2000.

Income tax expense of $117 million represented an effective tax rate of 6.8%. The nominal Australian tax rate was 36%. The effective tax rate was lower than the nominal rate in 1999–2000, primarily due a net benefit of $850 million from significant items and the recognition of tax benefits in respect of certain prior year overseas exploration expenditure and prior year over provisions. These factors were partly offset by overseas exploration expenditure for which no deduction is presently available, non-deductible interest expense on preference shares, and non-deductible accounting depreciation and amortisation.

The net benefit from significant items in 1999–2000 mainly represents the tax-effecting of the write-off of the HBI plant and tax benefits arising from certain funding arrangements and the restatement of deferred tax balances.

In 1998–99 income tax expense was $164 million including a net benefit of $402 million from significant items. The net benefit in 1998–99 mainly represents the tax-effecting of the write-downs and provisions relating to certain Minerals' assets.

Excluding significant items, income tax expense for 1999–2000 was $967 million, compared with $566 million for 1998–99.

Consolidated (12 months)

The result for 1999–2000 reflects a thirteen month financial period and includes the result for the transitional month of June 1999. Net profit (before outside equity interests) for the month of June 1999 was $44 million. There were no significant items in June 1999.

Net profit (before outside equity interests) for the year ended 30 June 2000 was $2.0 billion, an increase of $1.6 billion compared with the year ended 30 June 1999. Including significant items, net profit (before outside equity interests) was $1.5 billion compared with a loss of $2.3 billion for the year ended 30 June 1999.

Major factors affecting net profit for the year ended 30 June 2000 compared with the year ended 30 June 1999 are generally consistent with the major factors as described above for the thirteen months ended 30 June 2000 compared with the year ended 31 May 1999. The favourable impact of higher sales volumes for the thirteen months ended 30 June 2000 largely reflects the impact of the additional month.

For details of the results for the year ended 30 June 2000 and related transitional reporting requirements refer 'Financial statements – Notes to financial statements – 52'.

Minerals

Revenue from ordinary activities (including inter-segment sales) was $9.2 billion during 1999–2000, a decrease of 10% over 1998–99. Sales revenue was $8.7 billion, a decrease of $0.5 billion over 1998–99. Significantly lower average US dollar coal prices and lower average US dollar iron ore prices affected 1999–2000 sales revenue, notwithstanding the additional month in the financial period. Other revenues mainly represent proceeds from sales of non-current assets.

The average price booked for copper shipments (after hedging and finalisation adjustments) in 1999–2000 was US$0.78 per pound (1998–99 – US$0.73). Finalisation adjustments after tax, representing adjustments on prior period shipments settled in 1999–2000, were $30 million favourable (1998–99 – $9 million unfavourable). Unhedged copper shipments not finalised at 30 June 2000 have been brought to account at US$0.81 per pound. The London Metal Exchange (LME) copper spot price at 30 June 2000 was US$0.80 per pound.

Net profit for 1999–2000 was $480 million, compared with a loss of $2.0 billion in the previous year. The 1999–2000 result included significant items that resulted in a net charge to profit of $744 million after tax from the write-off of the HBI plant and restructuring costs and provisions, partly offset by a tax benefit

OPERATING AND FINANCIAL REVIEW AND PROSPECTS CONTINUED

from the restatement of deferred tax balances; refer 'Consolidated (13 months)' above. The 1998–99 result included a net charge to profit of $2.6 billion after tax from the write-down and closure of some operations and a write-down of the carrying value of the HBI plant, partly offset by a profit on the sale of the principal manganese assets.

Excluding significant items, the 1999–2000 net profit was $1.2 billion, an increase of 81% compared with the previous year. Benefits from closure or cessation of loss-making operations at North America copper and Hartley platinum, lower operating costs at Australian coal operations and at the Cannington (Queensland) silver-lead-zinc operation, and lower exploration expenditure charged to profit reflecting a reduction in worldwide exploration, all contributed to the improved result before significant items for 1999–2000. Other factors which contributed to the improved result include higher shipments, largely reflecting the additional month in the financial period, higher average copper prices net of hedging, increased profits from the Ekati™ diamond mine, tax benefiting of certain overseas exploration expenditure for which no deduction had previously been recognised and inclusion in the previous period of the write-down of the Moura (Queensland) coal and seam gas assets and the write-off of previously capitalised exploration expenditure. These factors were partly offset by significantly lower average US dollar coal prices for Australian and Indonesian coal operations, lower average US dollar iron ore prices, increased operating losses from HBI Western Australia and the unfavourable effect of the higher Kina/US$ exchange rate at Ok Tedi (PNG).

Exploration expenditure incurred in 1999–2000 was $110 million. The amount charged to profit was $101 million, reflecting capitalised expenditure of $9 million. The amount capitalised primarily represents expenditure for Ekati™ and Escondida Norte (Chile). In 1998–99, the expenditure incurred was $286 million and the amount charged to profit was $278 million, including the write-off of $21 million previously capitalised expenditure.

Depreciation and amortisation expense was $889 million, a decrease of $55 million compared with 1998–99. The lower charge for 1999–2000 reflects the effect of depreciation in the previous period on assets now closed, ceased or sold, partly offset by an additional month of charges in the financial period and depreciation on recently commissioned operations.

Income tax expense of $117 million for 1999–2000 represented an effective tax rate of 7%. The nominal Australian rate was 36%. The effective tax rate was lower than the nominal tax rate due mainly to tax benefits arising from the restatement of deferred tax balances as a consequence of the change in the Australian company tax rate, recognition of tax benefits in respect of certain prior year overseas exploration expenditure and amounts over-provided in prior years, partly offset by non-deductible asset write-offs and provisions.

Petroleum

Revenue from ordinary activities (including inter-segment sales) was $5.6 billion during 1999–2000, an increase of $2.4 billion from the previous year. This comprised sales revenue of $5.0 billion in 1999–2000, compared with $2.8 billion in 1998–99 and other revenue of $610 million in 1999–2000, compared with $386 million in the previous year. In 1999–2000, the other revenue was mainly from the sale of assets including the Southern North Sea assets, PNG petroleum assets and the BHP Billiton Limited Group's interest in the Bolivia to Brazil pipeline.

Sales revenue was favourably affected by the higher average realised oil price before commodity hedging in 1999–2000 of $39.46 per barrel compared with $21.22 per barrel in 1998–99, reflecting higher US$ prices (1999–2000 – US$24.67 per barrel; 1998–99 – US$13.20 per barrel), partly offset by a slightly higher A$/US$ exchange rate. The average realised oil price after commodity hedging was $35.89 per barrel (1998–99 – $21.22 per barrel). US dollar prices after commodity hedging were US$22.43 per barrel (1998–99 – US$13.20 per barrel).

Oil and condensate production was 32% higher than for the previous year reflecting higher production at Bass Strait (Victoria) following recovery from the explosion and subsequent fire at the Longford Gas Plant in the previous year, new production from the recently commissioned Laminaria/Corallina and Buffalo oil fields, higher North West Shelf (Western Australia) production following major refurbishment of Cossack Pioneer in the previous year, and the additional month in the financial period. These were partly offset by the sale of Elang/Kakatua/Kakatua North producing fields (North West Australia) in the previous period, and Kutubu, Gobe and Moran producing fields (PNG) in 1999 – 2000, and lower production at Griffin (Western Australia) due to natural field decline.

Natural gas production was 13% higher compared with the previous year, reflecting a thirteen month period, higher gas production at US producing properties due to increased facility capacity, and higher volumes at Liverpool Bay (UK). These were partly offset by lower gas production in the UK due to the sale of the Southern North Sea assets. North West Shelf LNG production was 10% higher, mainly reflecting a thirteen month period.

Net profit for 1999–2000 was $1.3 billion, an increase of $1.1 billion, compared with the profit of $232 million in the previous year. The 1999–2000 result included significant items that resulted in a net credit to profit of $171 million after tax, comprising profits on the sale of PNG petroleum assets and BHP Billiton Limited's interest in the Bolivia to Brazil pipeline, and a tax benefit from restatement of deferred tax balances, partly offset by restructuring costs and provisions; refer 'Consolidated (13 months)' above. The 1998–99 result included a net charge to profit of $89 million after tax following the write-off of goodwill and the write-down of petroleum mineral rights in the UK, partly offset by an significant profit from the sale of the Timor Sea assets.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS CONTINUED

Excluding significant items, net profit for 1999–2000 was $1.2 billion, an increase of $0.8 billion compared with the 1998–99 result. In addition to the price and volume factors mentioned above, the 1999–2000 result was affected by profits from the new Laminaria/Corallina and Buffalo oil fields, higher LNG and LPG prices, and tax benefiting of certain overseas exploration expenditure for which no deduction had previously been recognised. These factors were partly offset by a net loss of $197 million from oil price hedging.

Depreciation and amortisation expense increased by 26% to $883 million in 1999–2000, mainly due to depreciation charges on recently commissioned operations and higher production from Bass Strait, North West Shelf, UK assets and Gulf of Mexico assets. These were partly offset by the effect of depreciation in the previous period on assets now sold, lower depreciation and amortisation charges resulting from the write-off and write-down of certain UK assets at 31 May 1999, and the favourable effect of exchange rate variations.

Exploration expenditure in 1999–2000 was $263 million, compared with $344 million in 1998–99. Exploration charged to profit was $208 million in 1999–2000, including the write-off of $16 million previously capitalised expenditure. In 1998–99 exploration expenditure of $197 million was charged to profit.

Income tax expense of $569 million for 1999–2000 represented an effective tax rate of 30% (1998–99 – 48%). The nominal Australian tax rate was 36%. The effective tax rate was lower than the nominal tax rate mainly due to tax benefits arising from the restatement of deferred tax balances as a consequence of the change in the Australian company tax rate, non taxable capital gains and amounts over-provided in prior years, partly offset by non-deductible accounting depreciation and amortisation.

Steel

Revenue from ordinary activities (including inter-segment sales) was $8.6 billion during 1999–2000, an increase of 5% compared with 1998–99. Sales revenue increased from $7.7 billion in 1998–99 to $8.0 billion. Other revenues mainly represent proceeds from sales of non-current assets.

Steel despatches from all operations were 8.591 million tonnes, 2% higher than the 1998–99 despatches of 8.386 million tonnes. Australian domestic despatches were 9% higher at 4.430 million tonnes while export despatches were 15% lower at 2.735 million tonnes. Despatches from BHP New Zealand Steel were up 13% at 0.602 million tonnes and despatches from other overseas plants were up 43% to 0.824 million tonnes.

Net profit for 1999–2000 was $310 million, compared with a profit of $186 million in 1998–99. The 1999–2000 result included significant items that resulted in a net charge to profit of $159 million after tax comprising a loss on the sale of the US west coast steel businesses, and restructuring costs and provisions, partly offset by a tax benefit from the restatement of deferred tax balances; refer 'Consolidated (13 months)' above. The 1998–99 result included a loss of $105 million (no tax effect) due to the write-down of the carrying value of the New Zealand Steel assets.

Excluding significant items, the 1999–2000 net profit was $410 million, an increase of $142 million compared with the previous year. Improved performance from US and Asian businesses, increased domestic despatches reflecting strong demand from the construction sector and the additional month in the financial period, and higher export steel prices all contributed favourably in 1999–2000. These were partly offset by lower profits from asset sales compared with the previous year.

Depreciation and amortisation expense was $463 million, a decrease of $25 million compared with 1998–99. The lower charge for 1999–2000 reflects the effect of depreciation in the previous period on assets now closed, and lower depreciation resulting from the write-down of assets at 31 May 1999, partly offset by an additional month of charges in the financial period and depreciation on recently commissioned operations.

Income tax expense of $99 million for 1999–2000 represented an effective tax rate of 24% (1998–99 – 45%). The nominal tax rate in Australia was 36%. The effective tax rate was higher than the nominal tax rate mainly due to non-deductible capital losses and non-deductible accounting depreciation, partly offset by tax benefits arising from the restatement of deferred tax balances as a consequence of the change in the Australian company tax rate, operating profits not tax effected because of the availability of prior year operating losses and non-taxable capital gains.

Services

This segment included assets that were disposed during the financial period namely Engineering, Information Technology, a retail insurance business and the investment in Orbital Engine Corporation Ltd.

Net profit for 1999–2000 was $99 million, a decrease of $142 million compared with the profit of $241 million in 1998–99. The 1999–2000 result included significant items that resulted in a net credit to profit of $63 million after tax from the sale of the BHP Information Technology business. The result for 1998–99 included a significant profit of $173 million after tax from the sale of the BHP Power business.

Group and Unallocated Items

This category represents corporate activities, including Group Treasury operations. The result for 1999–2000 was a loss of $100 million which included significant items that resulted in a net credit to profit of $288 million after tax comprising tax benefits from finalisation of funding arrangements at Beenup and HBI Western Australia, partly offset by losses from the restatement of defer··d tax balances, and restructuring costs and provisions; refer 'Consolidated (13 months)' above. Including significant items,

OPERATING AND FINANCIAL REVIEW AND PROSPECTS CONTINUED

the result for 1998–99 was a loss of $548 million after tax representing a share of a provision for overseas office restructuring costs, partly offset by a profit on early close out of internal hedge transactions following the sale of manganese assets.

Excluding significant items, the result for 1999–2000 was a loss of $367 million, compared with a loss of $541 million in 1998–99. This was mainly due to a lower net loss on foreign currency hedging activities.

Outside Equity Interests

The share of profit or loss attributable to outside equity interests decreased from a profit of $3 million in 1998–99 to a loss of $34 million in 1999–2000. The decrease was due to losses at Ok Tedi copper and adjustments attributable to minority shareholders of the Moura coal mine following completion of the sale in August 1999.

Dividends

Cash dividends declared during 1999–2000 amounted to $0.51 per ordinary share, including a payment in July 2000 of $0.26 per ordinary share, unchanged from 1998–99. Dividends paid or payable during 1999–2000 amounted to $903 (US$539) million, which includes the July 2000 dividend of $0.26 per ordinary share. This compares with dividends or equivalent (the latter being the Bonus Share Plan participation which was suspended in September 1999) paid or payable during 1998–99 of $884 million. The 1998–99 dividends or equivalent paid or payable excludes dividends paid or payable on shares held by previously controlled entities (Beswick Group).

Liquidity and Capital Resources

Cash generated from operations in 1999–2000 was $4.5 billion before payment of income tax of $600 million. Net operating cash flow of $3.9 billion was 8% higher than the 1998–99 surplus of $3.6 billion.

Funds totalling $1.7 billion were raised from borrowings. In addition, $275 million was raised through the issue of ordinary stock. Repayments of borrowings of $4.9 billion together with cash dividends of $498 million resulted in a net cash outflow on financing activities amounting to $3.4 billion.

Funds generated from operations were used for the purchase of property, plant and equipment ($1.1 billion) and investments ($438 million), and on exploration expenditure ($373 million). Funds were received from the sale of property, plant and equipment ($741 million), from the sale, or partial sale, of controlled entities and joint venture interests ($698 million), and from the sale or redemption of investments ($242 million), with the result that the net investment expenditure for 1999–2000 was $232 million.

Net operating cash flow exceeded the aggregate of net investment expenditure and the net outflow on financing activities by $356 million, which is represented by an increase in the BHP Billiton Limited Group's holdings of cash and cash equivalents.

Total debt at 30 June 2000 (excluding bank overdrafts, finance leases and other borrowings) was $8.2 billion, a decrease of $2.8 billion from the previous year. Gearing was 42.7% at 30 June 2000, compared with 54.2% at 31 May 1999.

Of the total debt at 30 June 2000, the amount classified as non-current (not repayable within 12 months) was $5.8 billion, of which 34% is effectively payable in US$. International investment, in North America and elsewhere, provides the BHP Billiton Limited Group with a natural hedge against exchange rate fluctuations with respect to US$ debt obligations. Refer 'Key information – Exchange rates'.

The ratio of current assets to current liabilities decreased from 94% at 31 May 1999 to 89% at 30 June 2000. The ratio of current assets (excluding inventories) to current liabilities of 58% at 30 June 2000 was unchanged from 31 May 1999. Current assets have increased marginally since 31 May 1999, mainly due to increases in cash and investments, partly offset by lower inventories.

Interest coverage (pre-tax earnings before interest expense, divided by interest expense plus capitalised interest) was 3.3 times for 1999–2000 and was negative for 1998–99, since the adjusted earnings figure was a loss. Excluding significant items, the interest coverage for 1999–2000 was 5.0 times and 1.8 times for 1998–99.

Closing net cash and cash equivalents at 30 June 2000 were $937 million, compared with $573 million at 31 May 1999. In addition, the BHP Billiton Limited Group had unused credit facilities and standby arrangements amounting to $2.1 billion at 30 June 2000, compared with $1.6 billion at 31 May 1999.

Capital expenditure incurred during 1999-2000 totalled $1.0 billion mainly comprising Petroleum $0.5 billion and Minerals $0.4 billion. Capital expenditure incurred during 1998-1999 totalled $2.5 billion mainly comprising Minerals $1.3 billion, Petroleum $0.8 billion and Steel $0.4 billion.

Contractual commitments for capital expenditure outstanding at 30 June 2000 amounted to $606 million. These commitments relate mainly to Petroleum (developments in Algeria, Gulf of Mexico and Bass Strait) and Minerals (HBI Western Australia). Contractual commitments for other expenditure outstanding at 30 June 2000 amounted to $3.8 billion. These commitments relate mainly to the supply of goods and services to the BHP Billiton Limited Group, royalties, exploration expenditure, and various other operating commitments. The BHP Billiton Limited Group expects that these contractual commitments for expenditure, together with other expenditure and liquidity requirements, will be met from internal cash flow and, to the extent necessary, from external sources.

In March 2000, the BHP Billiton Limited Group entered into a US$1.2 billion global revolving credit facility. This consolidates into one facility a number of previously existing standby and revolving credit facilities and provides dedicated back-up support for the BHP Billiton Limited Group's domestic, US and Euro commercial paper programs.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and officers of registrant

The business of the BHP Billiton Limited Group is managed by a Board of Directors of not fewer than eight, and not more than 20, in total.

Name	Position	Initially elected or appointed to Board
Mr D R Argus	Chairman (1)	November 1996
Mr P M Anderson	Managing Director and Chief Executive Officer	December 1998
Mr R J McNeilly	Executive Director Global Markets	July 1991
Mr D A Crawford	Director (2)	May 1994
Mr J C Conde	Director (3)	March 1995
Mr M A Chaney	Director	May 1995
Mr J T Ralph	Director (3)	November 1997
Mr B C Alberts	Director (2)	January 2000
Dr D A Jenkins	Director (4)	March 2000
Dr J M Schubert	Director (1)	June 2000
Mr B P Gilbertson	Deputy Chief Executive Officer	June 2001
Mr D C Brink	Director (1) (4)	June 2001
Mr C A Herkströter	Director (2)	June 2001
Mr D L Keys	Director (3)	June 2001
Lord Renwick of Clifton	Director (1)	June 2001
Mr B D Romeril	Director (2)	June 2001
Mr J B Jackson	Director (3)	June 2001

(1) Member of the Nominations Committee.

(2) Member of the Risk Management and Audit Committee.

(3) Member of the Remuneration Committee.

(4) Member of the Health, Safety and Environment Committee

The Directors (other than the Managing Director) are subject to retirement by rotation, at least one-third retiring each year by order of seniority of election, and may not continue to hold office without re-election after the third Annual General Meeting following their last election by the shareholders. Eligible retiring Directors may offer themselves for re-election by the shareholders. After once being elected by the shareholders, a Director who is appointed a Managing Director by the Board is not required to retire by rotation. Directors may be appointed by the Board of Directors up to the total number permitted. Such Directors hold office until the next Annual General Meeting and may be elected by the shareholders at such meeting. A person who has attained the age of 70 may by special resolution be appointed or re-appointed as a Director of BHP Billiton Limited to hold office until the conclusion of BHP Billiton Limited's next annual general meeting. A person who attains the age of 70 during their tenure as a Director may continue to act as a Director during the period that starts on the day on which they turn 70 and ends at the conclusion of the first general meeting of BHP Billiton Limited after that day.

At 30 June 2001, executive officers of the BHP Billiton Limited Group who are not Directors were as follows:

Name	Position	Appointed to position
Mr K C Adams	President Steel	March 2000
Mr P S Aiken	President Petroleum	October 1997
Mr J C Fast	Chief Legal Counsel	December 1999
Mr C W Goodyear	Chief Development Officer/ Acting Chief Financial Officer	June 2001 June 2001
Mr M Salamon	President and Chief Executive Officer Minerals	June 2001

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES CONTINUED

Directors of registrant

At 30 June 2001, the Directors of BHP Billiton Limited were as follows:

Ben Alberts, Pr Eng, BSc (Eng) (Agriculture), BSc (Eng) (Mining), FSAIMM, 61

A Director of BHP Limited since January 2000 and a Director of BHP Billiton Limited and BHP Billiton Plc since June 2001. A member of the Audit Committee. A Director of Xinergistix Limited, a South African company involved in transport and logistic support to industry and Mkhunyane Ecoreserve Pty Ltd, an eco-tourism company. Former Executive Director of Iscor Limited, and Managing Director of its mining division, Iscor Mining. He is also Chairman of the Council of the University of Pretoria, South Africa's largest residential university. Ben brings to the Board his extensive international business experience and his knowledge of the resources industry. He lives in Pretoria, South Africa.

Paul Anderson, BS (Mech Eng), MBA, 56

Managing Director and Chief Executive Officer of BHP Limited since December 1998 and of BHP Billiton Limited and BHP Billiton Plc since June 2001. He was previously President and Chief Operating Officer of Duke Energy Corporation, President, Chairman and Chief Executive Officer of PanEnergy Corporation, a Director of Kerr-McGee Corporation, Baker Hughes Incorporated and TEPPCO Partners, LP. He is an advisory director of Temple-Inland Inc, and of the Stanford University Graduate School of Business and a Global Counsellor for The Conference Board. His leadership skills, clarity of vision and corporate restructuring capabilities were the attributes that led to his selection as Managing Director in 1998. He lives in Melbourne, Australia.

Don Argus, AO, FAIB, FCPA, FAICD, 63

Appointed a Director of BHP Limited in November 1996 and Chairman in April 1999. Chairman of BHP Billiton Limited and BHP Billiton Plc since June 2001. Chairman of the Nominations Committee. Former Managing Director and Chief Executive Officer of the National Australia Bank Limited. He is Chairman of Brambles Industries Limited and a Director of Southcorp Holdings Limited and the Australian Foundation Investment Company Limited. He is also a member of the International Advisory Council of Allianz Aktiengesellschaft. He is a most experienced Chairman and Company Director and has considerable international banking experience as a former chief executive in that industry. He lives in Melbourne, Australia.

David Brink, MSc Engineering (Mining), D.Com (hc), 62

A Director of Billiton Plc since July 1997 and a Director of BHP Billiton Limited and BHP Billiton Plc since June 2001. Chairman of the Health, Safety and Environment Committee and a member of the Nominations Committee. He is Chairman of Murray & Roberts Holdings Limited and Unitrans Limited and Deputy Chairman of ABSA Bank Limited and ABSA Group Limited. He is also a Director of Sanlam Limited and Sappi Limited and President of the South Africa Foundation. An experienced mining engineer and international banker, he lives in Johannesburg, South Africa.

Michael Chaney, BSc, MBA, 51

A Director of BHP Limited since May 1995 and a Director of BHP Billiton Limited and BHP Billiton Plc since June 2001. He is the Managing Director of Wesfarmers Limited and a Director of Gresham Partners Group Limited. He is a trustee of the Committee for the Economic Development of Australia, a member of the Business Council of Australia and the Council of the National Gallery of Australia, a Director of the Centre for Independent Studies and Vice President of the Australia-Japan Business Cooperation Committee. As Chief Executive Officer of one of Australia's most successful public companies, he brings valuable executive experience and considerable financial acumen to the Board's deliberations. He lives in Perth, Australia.

John Conde AO, BSc, BE, MBA, 53

A Director of BHP Limited since March 1995 and a Director of BHP Billiton Limited and BHP Billiton Plc since June 2001. A Director of the BHP Billiton Superannuation Fund trustee, Haematite Pty Ltd, and a member of the Remuneration Committee. He is Chairman of Energy Australia and of Medical Benefits Fund of Australia Limited and a Director of Lumley General Insurance Limited and the Sydney Symphony Orchestra Board of Directors. He is a member of the Commonwealth Remuneration Tribunal. Former Chairman and Managing Director of Broadcast Investments Holdings Pty Ltd and former Chairman of Radio 2UE Sydney Pty Ltd. He is an experienced Chairman and Managing Director, active in community service and brings his broad business acumen to the Board's deliberations. He lives in Sydney, Australia.

David Crawford, B Comm, LLB, FCA, FCPA, 57

A Director of BHP Limited since May 1994 and a Director of BHP Billiton Limited and BHP Billiton Plc since June 2001. Chairman of the BHP Billiton Superannuation Fund trustee, Haematite Pty Ltd, and Chairman of the Audit Committee. A Director of Lend Lease Corporation Limited and former Australian National Chairman of KPMG, Chartered Accountants. He brings to the Board his extensive accounting experience with specialisation in corporate restructuring and turn-around of companies in financial difficulties, having acted either as a consultant, scheme manager, receiver and manager or liquidator to very large and complex groups of companies. He lives in Melbourne, Australia.

Brian Gilbertson, MSc, MBL, 58

Executive Chairman and Chief Executive of Billiton Plc since July 1997 and a Director and Deputy Chief Executive Officer of BHP Billiton Limited and BHP Billiton Plc since June 2001. A Director of the South African Reserve Bank. Former Executive Director of Johannesburg Consolidated Investment Company Limited and Executive Director and Executive Chairman of Gencor Limited.

He has had an extensive career in the mining industry and management and will succeed Paul Anderson as Chief Executive Officer of BHP Billiton Limited and BHP Billiton Plc in calendar 2002. He lives in Melbourne, London and Johannesburg.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES CONTINUED

Cornelius Herkströter, CA, 64

A Director of Billiton Plc since July 1998 and a Director of BHP Billiton Limited and BHP Billiton Plc since June 2001. A member of the Audit Committee. He is Professor of International Management at Amsterdam University, Chairman of the Supervisory Board of the ING Group and a trustee to the Board of the International Accounting Standards Committee. Former President of the Royal Dutch Petroleum Company and Chairman of the Committee of Managing Directors of the Royal Dutch/Shell group of companies. He lives in Wassenaar, the Netherlands.

John Jackson, BA, LLB, 72

A Director of BHP Billiton Plc since June 1997 and was the senior independent non-executive Director of that company. A Director and Deputy Chairman of BHP Billiton Limited and BHP Billiton Plc since June 2001. Chairman of the Remuneration Committee. He is Chairman of Hilton Group Plc, Celltech Group Plc, Oxford Technology Venture Capital Trust Plc, Wyndéham Press Group Plc and Xenova Group Plc. A Director of WPP Group Plc, Brown & Jackson Plc and is non-solicitor Chairman of Mishcon de Reya. He lives in London, United Kingdom.

David Jenkins, BA, PhD (Geology), 62

A Director of BHP Limited since March 2000 and a Director of BHP Billiton Limited and BHP Billiton Plc since June 2001. A member of the Health, Safety and Environment Committee. A Director of Chartwood Resources Ltd, a private company providing consultancy services and business and technology advice to the oil industry. Former Chief Geologist and Chief Executive Technology to the British Petroleum Company. He is a Director of a Houston based technology company, the Information Store Inc. He is a member of the Technology Advisory Committee of the Halliburton Company, the Technology Advisory Board of Landmark Graphics, the Advisory Council of Consort Resources and the Energy Advisory Council of Cambridge Management Consulting. He also chairs the Energy Advisory Panel of Science Applications International Corporation. He brings to the Board broad competencies across all facets of upstream petroleum technology and executive management. He lives in Weybridge, United Kingdom.

Derek Keys, CA(SA), FIBSA, 70

A Director of Billiton Plc since July 1997 and a Director of BHP Billiton Limited and BHP Billiton Plc since June 2001. A member of the Remuneration Committee. A Director of Sanlam Limited. Former Executive Chairman of Gencor Limited and former South African Minister for Finance in the cabinets of de Klerk and Mandela, establishing an all-party economic policy in that country. He lives in Johannesburg, South Africa.

Ron McNeilly, BCom, MBA, FCPA, 58

An Executive Director of BHP Limited since July 1991 and an Executive Director of BHP Billiton Limited and BHP Billiton Plc since June 2001. He is Executive Director, Global Markets, and has held executive positions in BHP as President BHP Minerals from January 1999 to June 2001, Chief Operating Officer from April 1998 to December 1998, Executive Director, Office of the Chief Executive, from October 1997 to March 1998, Executive General Manager and Chief Executive Officer BHP Steel from May 1991 to September 1997. He is Chairman of the Melbourne Business School Limited and a Director of the Melbourne Storm Football Club Limited, the Minerals Council of Australia and the Committee for Melbourne. He is also President of the Australia Chile Business & Investment Council and Vice President of the Australia-Japan Business Cooperation Committee. He brings to the Board his considerable management experience and knowledge of the Company's operations. He lives in Melbourne, Australia.

John Ralph AC, FCPA, FAIM, FAICD, FAUSIMM, 68

A Director of BHP Limited since November 1997 and a Director of BHP Billiton Limited and BHP Billiton Plc since June 2001. Chairman of the Commonwealth Bank of Australia and Pacific Dunlop Limited and Deputy Chairman of Telstra Corporation Limited. Former Chief Executive of CRA Limited and former President of the Australian Institute of Company Directors and the Business Council of Australia. He brings to the Board's deliberations his management skills and knowledge of taxation matters and the mining industry. He lives in Melbourne, Australia.

Lord Renwick of Clifton, KCMG, MA, 63

A Director of Billiton Plc since July 1997 and a Director of BHP Billiton Limited and BHP Billiton Plc since June 2001. A member of the Nominations Committee. Former British Ambassador to the United States and to South Africa, he was subsequently appointed to the House of Lords by Prime Minister Blair. He is Vice Chairman, Investment Banking at J P Morgan Plc, and a Director of British Airways, Fluor Corporation, South African Breweries, Richemont and Harmony Gold, and a trustee of The Economist. He lives in London, United Kingdom.

Barry Romeril, PPE (Hons), ACCA, 57

A Director of Billiton Plc since November 1998 and a Director of BHP Billiton Limited and BHP Billiton Plc since June 2001. A member of the Audit Committee He is a Director, Vice Chairman, and Chief Financial Officer of Xerox Corporation Inc, and non-executive Director of Fuji Xerox, a joint venture between Xerox and Fuji Photo Film. Former Finance Director of British Telecommunications Plc and senior finance executive with BTR Plc and ICI Plc. He lives in Connecticut, USA.

John Schubert, BC Eng, PhD (Chem Eng), FIEAust, FTSE, 58

A Director of BHP Limited since June 2000 and a Director of BHP Billiton Limited and BHP Billiton Plc since June 2001. A member of the Nominations Committee. Deputy Chairman of the Commonwealth Bank of Australia, a Director of Qantas Limited, Hanson PLC, the Australian Graduate School of Management and the Great Barrier Reef Research Foundation. He is also non-executive Chairman of G2 Therapies Limited and of the Advisory Board of Worley Limited and President of the Business Council of Australia. Former Managing Director and Chief Executive Officer of Pioneer International Limited and former Chairman and Managing Director of Esso Australia Limited. Experienced in the petroleum industry and in corporate restructuring. He lives in Sydney, Australia.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES CONTINUED

Executive officers of registrant

At 30 June 2001, the executive officers of BHP Billiton Limited were as follows:

Kirby Adams, BSc Industrial Engineering, MBA, 45

Appointed President Steel in March 2000. Former President BHP Services and former Group General Manager and Chief Executive Officer BHP Service Companies. Former President and CEO Titanium Metals Corporation. He lives in Melbourne, Australia.

Philip Aiken, BE (Chem), 52

Appointed President Petroleum in October 1997. Former Director BTR plc and former Managing Director BTR Nylex, following a long career at BOC plc where his last role was Managing Director Gases Europe. He is a Director of Robert Walters plc, Mt Eliza Business School, and the Australian Institute of Petroleum. He lives in Melbourne, Australia and London, United Kingdom.

John Fast, LLB (Hons), BEcon (Hons), 51

Appointed Chief Legal Counsel in December 1999. Former Senior Commercial Partner Arnold Bloch Leibler. Director of the Medical Research Foundation for Women and Babies. He is a member of the Strategic Advisory Board to the Melbourne Law School's Graduate Program in Law, an Associate of the Securities Institute of Australia and a member of the Markets Policy Group of that Institute; and a member of the Law Institute of Victoria. He lives in Melbourne, Australia.

Charles Goodyear, BSc, MBA, 43

Appointed Chief Development Officer and Acting Chief Financial Officer in June 2001. Former Chief Financial Officer BHP Billiton Limited, former President Goodyear Capital Corporation and former Executive Vice President and Chief Financial Officer Freeport-McMoRan Inc. He lives in Melbourne, Australia.

Miklos Salamon, BSc Mining Engineering, MBA, 46

Appointed President and Chief Executive Officer Minerals in June 2001. Former Chairman Gencor Nickel. He is Chairman of Samancor, Chairman of QNI/Billiton Nickel, Chairman of Columbus Stainless and a Director of Richards Bay Minerals. He lives in Surrey, United Kingdom; Melbourne and Johannesburg.

Compensation of Directors and officers of registrant

For the financial period ended 30 June 2001, the aggregate amount of remuneration paid and accrued by BHP Billiton Limited to the Directors and executive officers of BHP Billiton Limited as a group was $24 537 948.

The aggregate amount set aside or accrued by BHP Billiton Limited during 2000-2001 to provide pension and retirement benefits for Directors and executive officers of BHP Billiton Limited as a group was $1 276 571.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES CONTINUED

Particulars of shares and other interests held by Directors in BHP Billiton Limited as at the date of this report

	Shares (beneficially held unless otherwise indicated) (a)		Shares (partly paid)		Options over shares (b)		Performance Rights (c)	
	2001	2000	2001	2000	2001	2000	2001	2000
D R Argus	183 495	39 012						
P M Anderson	950 856	304 000			1 000 000	1 000 000	500 000	700 000
R J McNeilly	1 090 834 (d)	110 456	610 000 (e)	610 000 (e)	250 000	250 000	57 222	
			200 000 (f)	200 000 (f)				
D A Crawford	9 826	2 758						
J C Conde	32 144	5 565						
	-	902 (g)						
M A Chaney	4 338	2 100						
J T Ralph	29 190	14 134						
B C Alberts	10 326	1 000						
D A Jenkins	10 327	1 000						
J M Schubert	23 675	11 464						
J B Jackson	-	*						
B P Gilbertson	-	*						
D C Brink	-	*						
C A Herkströter	-	*						
D L Keys	-	*						
Lord Renwick of Clifton	1 000	*						
B D Romeril	-	*						

* Not a Director at the date of the 2000 Report to Shareholders. These Directors do hold shares in BHP Billiton Plc.

(a) Beneficially held in own name, in name of trust, or nominee company or private company. There was a bonus issue of 1.0651 shares for every 1 share held on 5 July 2001.

(b) Mr P M Anderson was issued with 1 000 000 options and Mr R J McNeilly with 250 000 options under BHP Billiton Limited's Employee Share Plan after approval by shareholders in General Meeting on 26 February 1999. The strike price for Mr Anderson was $15.73 (adjusted by $0.66 as a result of the OneSteel capital reduction) and $15.72 for Mr McNeilly (adjusted by $0.66 as a result of the OneSteel capital reduction). Whilst there was no reduction in the strike price following the bonus issue on 5 July 2001, bonus shares accrued on each option. The options are not exercisable before 23 April 2002 and are also subject to performance hurdles.

(c) Mr P M Anderson was issued with 1 000 000 Performance Rights after approval by shareholders in the General Meeting on 26 February 1999. Each Performance Right constitutes a right to acquire (after adjustment to take account of the spin off of OneSteel Limited in October 2000 and the bonus issue on 5 July 2001) 2.1411 ordinary BHP Billiton Limited shares upon completion of service conditions or fulfilment of performance conditions. As at the date of the report, 300 000 of the Performance Rights subject to service conditions and 200 000 subject to performance conditions have become exercisable. The Performance Rights have a zero exercise price. Mr R J McNeilly was issued with 57 222 Performance Rights after approval by shareholders in General Meeting on 17 October 2000. Each Performance Right constitutes a right to acquire 2.0651 ordinary shares subject to a performance hurdle relating to total shareholder return. The Performance Rights have a zero exercise price. The Performance Rights are first exercisable on 1 July 2003 and expire on 1 November 2010.

(d) This number includes 862 731 shares issued as part of the bonus issue on 5 July 2001 on Mr McNeilly's partly paid shares held by BHP Billiton Limited in escrow under the terms of the Executive Share Scheme.

(e) Beneficially held, paid to 67 cents, issued under BHP Billiton Limited's Executive Share Scheme.

Number	Date Issued	Strike Price ($) (after adjustment for OneSteel capital reduction)
25 000	5.10.87	9.98
75 000	24. 8.88	7.74
60 000	7. 8.89	9.18
50 000	6 .8.90	10.31
200 000	3. 8.92	12.91
200 000	6.10.93	16.01

(f) Beneficially held, paid to 71 cents, issued under BHP Billiton Limited's Executive Share Scheme on 5 August 1991 at a final call price of $12.81 (after adjustment for OneSteel capital reduction).

(g) *Non-beneficially held.*

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES CONTINUED

Details of remuneration provided to Directors of BHP Billiton Limited and to the most highly remunerated officers of the BHP Billiton Limited Group and BHP Billiton Limited are as follows:

$ Dollars	Salary	Fees	Other benefits (a)	Short-term incentives (b)	Long-term incentives (c)	Superannuation contributions (d)	Total	Number of Performance Rights granted (e)
Executive Directors								
P M Anderson	1 583 333	-	-	6 239 739		-	7 823 072	-
B P Gilbertson (f)	-	-	-	-	-	-	-	-
R J McNeilly	1 026 500	-	3 300	961 956	842 880	111 733	2 946 369	57 222
Non-Executive Directors								
D R Argus		440 000	-			35 200	475 200	
D A Crawford		110 000	-			8 800	118 800	
J C Conde		110 000	-			8 800	118 800	
M A Chaney		110 000	-			8 800	118 800	
J T Ralph		110 000	-			8 800	118 800	
B C Alberts		110 000	-			8 800	118 800	
D A Jenkins		110 000	-			8 800	118 800	
J M Schubert		110 000	-			8 800	118 800	
J B Jackson (f)		-	-			-	-	
D C Brink (f)		-	-			-	-	
C A Herkströter (f)		-	-			-	-	
D L Keys (f)		-	-			-	-	
Lord Renwick of Clifton (f)		-	-			-	-	
B D Romeril (f)		-	-			-	-	

$ Dollars	Salary	Other benefits (a)	Short-term incentives (b)	Long-term incentives (c)	Superannuation contributions (d)	Total	Number of Performance Rights granted (e)
Officers							
C W Goodyear	1 000 000	507 988	1 125 000	1 227 495	-	3 860 483	83 333
K C Adams	875 000	1 074 810	985 200	736 500	127 500	3 799 010	50 000
B A Mills	892 193	476 565	995 086	828 563	199 591	3 391 998	56 250
P S Aiken	997 000	49 036	1 046 849	815 880	202 391	3 111 156	55 389
J C Fast	750 000	-	836 043	644 438	100 962	2 331 443	43 750

The elements of emoluments have been determined on the basis of the cost to BHP Billiton Limited and in accordance with Urgent Issues Group Abstract 14: Directors' Remuneration.

(a) This includes allowances and the value of non-cash benefits where appropriate such as health insurance, housing and expatriate assignment costs. The amounts include Fringe Benefits Tax where applicable.

(b) (i) Remuneration includes short-term cash incentives payable to Executive Directors and executive officers based on the achievement of business performance targets and individual performance for the year ended 30 June 2001. In addition, B A Mills and P S Aiken have elected to participate in the Bonus Equity Share Plan to the extent of 50% of their short-term incentives. Refer note 30 of the 'BHP Billiton Limited Annual Report 2001 – Description of business and financial statements'.

(ii) Short-term incentives include, for the Managing Director, amounts related to Performance Rights for service and performance during the year ended 30 June 2001.

(iii) Non-executive Directors are not entitled to any form of performance-related remuneration.

(c) Long-term incentives for the year ended 30 June 2001 represent amounts related to Performance Rights granted to Executive Directors and executive officers. The value of a Performance Right granted during the year ended 30 June 2001 has been determined by an actuary using modified Black-Scholes option pricing techniques to be $14.73 (pre-bonus issue).

(d) This includes BHP Billiton Limited contributions to superannuation funds and, in most cases, an imputed notional contribution calculated at the determined actuarial rate.

(e) Performance Rights were issued to executive officers under the BHP Performance Share Plan. Each Performance Right constitutes a right, issued by a trustee of a special purpose trust established by BHP Billiton Limited, to require the trustee to acquire a BHP Billiton Limited share on behalf of the executive, upon fulfilment of prescribed performance hurdles. Where a performance hurdle is fulfilled, related Performance Rights are exercisable. The performance hurdles measure the BHP Billiton Limited Group's performance in terms of total shareholder return against the performance of a number of international companies. For Performance Rights issued in the year ended 30 June 2001, first measurement will occur after 30 June 2003 and the Performance Rights lapse if the hurdles have not been achieved by 30 June 2005. Performance Rights have a zero exercise price, they are not transferable and c-.y no right to dividends and no voting rights.

(f) Appointed 29 June 2001.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES CONTINUED

Options to purchase securities from registrant or subsidiaries

At 30 June 2001, outstanding options over 36 135 550 ordinary shares were held by 28 155 employee shareholding accounts. No consideration was payable on the granting of the options. The options are normally exerciseable between 30 June 2001 and 17 December 2010 at exercise prices of between $14.73 and $19.43. Refer 'Financial statements - Notes to financial statements - 30'

Board Practices

Following the DLC transaction, while both the BHP Billiton Limited Group and the BHP Billiton Plc Group will continue to operate as separate public companies, they will operate as though they were a single unified entity under the control of unified boards and management. This structure means that, going forward, most matters considered by the Board will need to be considered by the Boards of BHP Billiton Limited and BHP Billiton Plc.

Each of the BHP Billiton Limited Group and the BHP Billiton Plc Group has well-developed governance policies and practices which have been regularly reported to shareholders and which were designed to meet best practice in the environment in which they operated. Following completion of the DLC transaction, however, existing governance policies and practices of both companies have been subject to review. The aim of the review is to implement a governance framework across the group that meets the highest standards of governance as well as the regulatory requirements in all of the jurisdictions in which the group now operates.

The Board of BHP Billiton Limited

The Board directs and monitors the operations of the BHP Billiton Limited Group on behalf of shareholders and delegates the responsibility for the actual management of the business to the Managing Director and Chief Executive Officer and his management team.

Prior to completion of the DLC transaction, shareholders approved the appointment to the Board of 8 Directors of Billiton Plc, bringing total Board membership to 18, one of whom did not take up his appointment. Hence, the Board currently has 17 members. Of these, 14, including the Chairman and Deputy Chairman, are non-executive Directors. All 14 non-executive Directors are considered by the Board to be independent of management and free from any relationship that could materially interfere with the exercise of their independent judgement.

The Constitution requires one-third of the Directors (other than the Managing Director) to retire from office at each Annual General Meeting. Directors are eligible for re-election by shareholders. The Board intends to delegate to the Nominations Committee responsibility to devise an appropriate process to review the performance of a retiring Director before endorsing his or her re-election. The Constitution provides that a Director who has turned 70 years of age may only be appointed (or re-appointed) if shareholders expressly authorise that appointment (or re-appointment) by special resolution.

The Board works to a rolling calendar and conducts periodic reviews of the business. Open, searching and constructive discussion by Directors is expected and encouraged. The Board recognises that constructive differences of opinion are a positive influence on debate. All Directors are entitled to independent professional advice on any matter relating to the affairs of the BHP Billiton Limited Group.

Directors recognise that the creation of the DLC structure creates a very large business and that they will need to accelerate their learning about the new businesses. Each Director has agreed to attend a program, designed to run over a period of approximately 12 months that will expose him to the new assets and asset managers.

Board committees

The Board has approved three new committees that are fundamental to the maintenance of good corporate governance: Remuneration Committee, Nominations Committee and Health Safety and Environment Committee. In the same process, the Audit Committee has been renamed the Risk Management and Audit Committee.

Membership of all Committees is made up of non-executive Directors, save for the Health Safety and Environment Committee where membership is extended to include suitably qualified and experienced experts.

The Remuneration Committee will support and advise the Board on determining executive remuneration policy, determining the remuneration of executive Directors, reviewing and approving the remuneration of direct reports to the Managing Director and Chief Executive Officer and the Deputy Chief Executive Officer, and reviewing and approving all equity incentive plans. The Committee has the right to seek any information it considers necessary to fulfil its duties, which includes the right to obtain appropriate external advice at BHP Billiton Limited's expense. The members of this Committee are John Jackson (Chair), John Ralph, Derek Keys and John Conde.

The Nominations Committee will support and advise the Board on the assessment of skills required on the Board to enable the Board to operate to the highest level of performance, establish processes for the review of the performance of individual Directors and establish processes for the identification of suitable candidates for

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES CONTINUED

appointment to the Board. The Committee is required to periodically assess the skills required to competently discharge the Board's duties, having regard to the strategic direction of BHP Billiton Limited. The Committee has access to professional advice from employees within BHP Billiton Limited and from appropriate external advisers. The members of this Committee are Don Argus (Chair), John Schubert, Lord Renwick and David Brink.

The Health Safety and Environment Committee is charged with the responsibility of assessing the health, safety, environmental and community standards applied by BHP Billiton Limited, assessing compliance by BHP Billiton Limited with health and safety and environmental legislation, recommending the adoption of acceptable industry practices, and investigating health and safety and environmental incidents. The members of this Committee are David Brink (Chair) and David Jenkins. Non-Director members are Professor Albert Davies, Dr David Slater and Dr Colin Soutar.

The Risk Management and Audit Committee is charged with the responsibility for assisting the Board in a range of matters including oversight of financial reporting, internal control structures, application of accounting policies, risk management systems and internal and external audit functions. The Committee is responsible for recommending to the Board the appointment and dismissal of the external auditors, reviewing half-year and annual financial statements, reviewing the external auditors' summary management report and reviewing the internal audit program. The Committee has access to professional advice from employees within BHP Billiton Limited and from appropriate external advisers. The members of this Committee are David Crawford (Chair), Cornelius Herkströter, Ben Alberts and Barry Romeril.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES CONTINUED

Employees

At 30 June 2001, the BHP Billiton Limited Group had 27 675 employees. A significant proportion of these (approximately 17 000) are employed in Australian based operations, with BHP Billiton Limited Group's other operations in North and South America, New Zealand, Papua New Guinea and South East Asia accounting for the majority of remaining employees. The reduction in employee numbers from the approximately 35 000 reported in 2000 is due primarily to the spin-out of One Steel in October 2000. There has been little change to employee numbers in other parts of the BHP Billiton Limited Group, reflecting the period of consolidation that followed major restructuring of the asset portfolio. There are 600 employees in the Shared Business Services organisation that was established in the second half of calendar 2000. A significant number of these are new employees recruited to the Shared Services Centres in Adelaide, South Australia, and Houston, Texas.

Major redesign and development work on all key Human Resources processes has continued throughout 2001. The BHP Billiton Limited Group's People Strategy continues to provide the context for this work. The strategy emphasises a relationship between the BHP Billiton Limited Group and employees that is based on shared accountability for achieving business and personal success. It supports the development of a high performance work culture and the values and business principles in the BHP Billiton Limited Group's Charter.

A new remuneration system with greater focus on at-risk, performance-based pay has been implemented for senior and executive management and is being translated to apply to employees at other levels in the organisation. New succession planning and talent management processes have been developed, along with work to ensure that the organisation is able to attract and retain world-class talent. The performance management system has been redesigned and a global competency framework for leadership and management skills has been developed.

The focus of the BHP Billiton Limited Group's relationship with labour unions has been on achieving a high performance organisation through significant workplace reform in all businesses. We have pursued desired business outcomes in co-operation with the unions wherever they have been prepared to work constructively with us to deliver required results. In Western Australia Iron Ore we reached a decision that reform could best be achieved through offering individual Workplace Agreements to employees. The majority of employees accepted these contracts with the remaining employees continuing to be covered by collective arrangements. In Queensland Coal we have demonstrated our commitment to achieving competitive industrial outcomes and we are currently negotiating landmark agreements at our mines and port with relevant unions. In Steel at Port Kembla, we are working with the unions to implement outsourcing of maintenance activities and to prepare for the spin-out of the steel business.

Industry	30 June 2001	30 June 2000	31 May 1999
Minerals	**10 795**	10 989	18 884
Petroleum	**1 681**	1 806	1 947
Steel (a)	**14 031**	21 790	25 494
Services (b)	**-**	-	2 333
Group and unallocated	**1 168**	554	708
BHP Billiton Limited Group	**27 675**	35 139	49 366

(a) Includes the OneSteel business, which was spun-out in October 2000.

(b) Following various asset sales and an internal reorganisation, the Services segment ceased to exist from 1 July 2000. As a consequence, Transport and Logistics is reported in Steel and remaining services businesses including Shared Business Services, Insurances and Corporate Services are reported in Group and unallocated items. Comparative data has been adjusted accordingly. 1999 data for Services mainly relates to businesses now sold.

Geography	30 June 2001	30 June 2000	31 May 1999
Australia	**17 171**	24 001	30 028
North America	**2 278**	2 285	6 215
South America	**1 966**	1 913	1 917
United Kingdom	**249**	238	312
Papua New Guinea	**2 369**	2 293	2 115
New Zealand	**1 378**	2 084	2 249
South East Asia	**1 854**	1 769	3 442
Other countries	**410**	556	3 088
BHP Billiton Limited Group	**27 675**	35 139	49 366

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major shareholders

The following table sets forth, as at 29 August 2001, 30 June 2001, 30 June 2000 and 31 May 1999, the holdings of each person known to BHP Billiton Limited to be the owner or beneficial owner of more than 5% of BHP Billiton Limited's voting securities, and the holdings of Directors and executive officers of BHP Billiton Limited, as a group, of BHP Billiton Limited's voting securities.

The BHP Billiton Limited Group is not directly or indirectly controlled by another corporation or by any government. Other than as described in 'Additional information – Dual listed companies structure (DLC)', no major shareholder possesses voting rights that differ from those attaching to all of BHP Billiton Limited's voting securities.

			Percent of Class (a) at			
Title of Class	Identity of Person or Group (b)	Number Owned	29 August 2001	30 June 2001	30 June 2000	31 May 1999
Ordinary shares	Chase Manhattan Nominees Limited	512 577 230	13.83%	15.06%	15.04%	10.37%
	National Nominees Limited	493 985 874	13.33%	10.42%	10.85%	12.81%
	Westpac Custodian Nominees Limited	377 274 059	10.18%	12.89%	10.34%	8.41%
	Directors and executive officers as a group	2 220 449 (c)(d)	0.06%	0.03%	0.02%	0.01%

(a) Represents percentage of fully-paid shares, adjusted for the bonus issue effective 29 June 2001, unless otherwise stated.

(b) The Capital Group of Companies, Inc. by notices dated as follows, advised that it had interests in shares as follows.

Notice dated	Number
14 December 2000	300 878 439
3 August 2000	340 171 869
30 March 2000	299 797 801

The notice dated 14 December 2000 was the only notification current at 29 August 2001. The numbers in the notices have been adjusted to recognise the bonus issue effective from 29 June 2001.

(c) Excludes shares held non-beneficially and fully paid ordinary bonus shares issued effective 29 June 2001 as a result of partly paid shareholdings.

(d) Excludes 610 000 partly-paid shares paid to $0.67 (previously $0.01, adjusted as a result of the OneSteel Interim Call in October 2000) and 200 000 partly-paid shares paid to $0.71 (previously $0.05, adjusted as a result of the OneSteel Interim Call in October 2000) issued to Executive Directors and executive officers, and remaining partly-paid under BHP Billiton Limited's Executive Share Scheme. This represents 0.02% of total paid-up share capital at 29 August 2001.

Nature of trading market

The principal trading market for BHP Billiton Limited's Ordinary Shares is the Australian Stock Exchange Ltd (ASX). BHP Billiton Limited Ordinary Shares are also listed on stock exchanges in the UK (London), Germany (Frankfurt), New Zealand (Wellington), Switzerland (Zurich), and in the form of American Depositary Shares (ADSs) in the US (New York).

ADSs evidenced by American Depositary Receipts (ADRs), for which Morgan Guaranty Trust Company of New York is the Depositary, have been listed for trading on the New York Stock Exchange, Inc (NYSE) since 28 May 1987. Each ADS represents the right to receive two ordinary shares.

Related party transactions

The BHP Billiton Limited Group is a group of more than 250 controlled entities. BHP Billiton Limited is the parent company. The group operates around the world. A list of all entities, together with their place of incorporation and percentage of BHP Billiton Limited Group ownership is listed in note 48 to the financial statements. Refer 'Financial statements – Notes to financial statements – 48'. Related party transactions are outlined in note 49 to the financial statements. Refer 'Fin: ıcial statements - Notes to the financial statements - 49.

FINANCIAL INFORMATION

Financial information

Refer 'Section B – Financial statements'

Legal proceedings

The BHP Billiton Limited Group is involved in legal proceedings of a character normally incidental to its business, including claims and pending actions against the BHP Billiton Limited Group seeking damages in large amounts or clarification of legal rights. In many cases, insurance or other indemnification protection afforded to the BHP Billiton Limited Group relates to such claims. Although there can be no assurance in this regard, the BHP Billiton Limited Group does not believe that adverse decisions in any pending or threatened proceedings, or any amounts that it may be required to pay by reason thereof, would have a material adverse effect on the financial condition or results of operations of the BHP Billiton Limited Group. The discussion below of the more significant claims contains certain forward-looking information. Refer 'Key information – Forward-looking statements'.

Minerals

Magma Copper Company

In June 1996 a former warrant holder of Magma Copper Company initiated a purported class action in the Federal District Court for the District of Arizona against BHP Copper Inc (formerly Magma Copper Company) (Magma), BHP Billiton Limited, certain former Magma directors and others, challenging the adequacy of disclosure made by Magma in May and June of 1995 when it tendered for certain Magma warrants then outstanding, including the absence of any disclosure concerning the possible acquisition of Magma by BHP Billiton Limited. BHP Billiton Limited considers it has good defences to the action and is defending it. Shortly after the action was commenced BHP Billiton Limited filed a Motion to Dismiss. While a ruling was pending on this motion the plaintiff filed an amended complaint on 9 February 2001. BHP Billiton Limited filed a new Motion to Dismiss on 9 March 2001. The plaintiffs are seeking compensatory damages and costs and such other relief as the court considers just. Magma's insurers are on notice of the claim.

Westraint

BHP Iron Ore Pty Ltd (BHPIO) is defending proceedings filed on 17 April 1996 in the Western Australia Supreme Court by Westraint Resources Pty Ltd (Westraint) which alleges that BHPIO breached agreements with Westraint (formerly Hancock Prospecting Pty Ltd) by failing to purchase 275 ore wagons. The claim is currently valued at approximately A$20 million plus interest and costs. Westraint sought leave to amend its claim to include allegations that BHPIO acted unconscionably and with lack of good faith in taking steps designed to reduce the value of an iron ore deposit later purchased by BHP Billiton Limited. Justice Scott of the Western Australian Supreme Court accepted two of the three amended claims. BHP Iron Ore and Westraint have appealed this decision. BHPIO believes, on the basis of the advice of legal counsel, that it has good defences to the current claims and upon available information also believes it has good defences to the new claims.

Ok Tedi Mine

On 7 June 1996, Rex Dagi, Alex Maun and the remaining plaintiffs to Victorian Supreme Court proceedings against BHP Billiton Limited and Ok Tedi Mining Limited (OTML) entered into a Settlement Agreement. The principal terms of the agreement included the following:

1. Each of the parties was required to make public announcements in terms agreed among the parties, to commit to the obligations in the public announcements and to support a process to reach agreement with the Lower Ok Tedi village communities.
2. BHP Billiton Limited agreed to commit as soon as practicable to the implementation of any tailings option recommended by the independent enquiry or review to be conducted by the State (the tailings option) providing BHP Billiton Limited, *bona fide*, considers that option to be economically and technically feasible.
3. BHP Billiton Limited's commitment to implement the tailings option is subject to unexpected or unforeseen circumstances which may render the tailings option economically or technically unfeasible; and obtaining all necessary leases and other approvals required from the landowners and the State.

On 11 April 2000, two legal actions were commenced in the Victorian Supreme Court against OTML and BHP Billiton Limited. Rex Dagi is plaintiff in the first action, Gabia Gagarimabu is plaintiff in the second action on his own behalf and on behalf of the remaining parties to the Settlement Agreement. Both actions seek specific performance of the Settlement Agreement and/or an injunction to require the implementation by BHP Billiton Limited and OTML of a tailings pipeline and storage system and damages. However, the plaintiffs have not identified a tailings retention scheme which could feasibly be implemented. On 27 August 2001 the Supreme Court of Victoria heard an application relating to procedural matters in this action. OTML and BHP Billiton Limited continue to assert that there has been no breach of the settlement agreement and will continue to defend the claims.

Pinal Creek/Miami Wash

BHP Copper Inc (BHP Copper) is involved in litigation concerning groundwater contamination resulting from historic mining operations near the Pinal Creek/Miami wash area located in the State of Arizona.

On 2 April 1994, Roy Wilkes and Diane Dunn initiated a toxic tort class action lawsuit in the Federal District Court for the District of

FINANCIAL INFORMATION CONTINUED

Arizona. On 22 September 2000, the court approved a settlement reached between the parties for a non-material amount, and the terms of the settlement are being implemented.

A State consent order was issued in April, 1998, and a consent decree ("the Decree") was approved by the Federal District Court for the District of Arizona in August, 1998. The Decree authorises and requires groundwater remediation and facility-specific source control activities, and the members of the Pinal Creek Group (which consists of BHP Copper, Phelps Dodge Miami Inc. and Inspiration Consolidated Copper Co.) are jointly and severally liable for performing the non-facility-specific source control activities. Such activities are currently ongoing. BHP Billiton Limited believes that adequate provision has been made in relation to the Decree.

In respect of such litigation, BHP Copper and the other members of the Pinal Creek Group filed a contribution action in November 1991 in the Federal District Court for the District of Arizona against former owners and operators of the properties alleged to have caused the contamination. Such action seeks recovery from these historical owners and operators for remediation and source control costs under state and federal 'Superfund' laws and state common law. BHP Billiton Limited's predecessors-in-interest have asserted a counterclaim in this action against BHP Copper seeking full indemnity from BHP Copper (based upon the historical transaction documents relating to the sale to BHP Copper of the properties) for any liability those predecessors may have at the site. A global settlement conference before the magistrate has been set for October 2001. At this stage in the litigation the amount of BHP Copper's potential liability is unclear.

BHP Copper has also filed suit against a number of insurance carriers seeking to recover under various insurance policies for remediation, response, source control, and other costs noted above incurred by BHP Copper. Discussions, as well as discovery and other proceedings, are currently ongoing.

Beenup

Following the closure of BHP Billiton Limited's titanium minerals mine at Beenup in Western Australia in 1999, Tinfos TTI Holding KS (TTI) has lodged a Notice of Arbitration with the International Court of Arbitration in London claiming damages of approximately US$92 million from BHP Titanium Minerals Pty Ltd for non-performance under its 20 year supply agreement. BHP Billiton Limited's reply to the Notice of Arbitration has been served. BHP Billiton Limited has been advised by its retained lawyers that for a number of reasons its legal position in this dispute is strong and BHP Billiton Limited has responded to the claim accordingly.

Petroleum

Bass Strait – Longford

Following the 25 September 1998 explosion and fire at Longford, Victoria, a class action was commenced in the Federal Court of Australia on behalf of Victorian gas consumers and employees stood down by employers during the shortage of gas following those events (together, the 'Applicants'). On 12 April 2001 the action was transferred to the Supreme Court of Victoria. The action is against Esso Australia Resources Pty Ltd (Esso). Esso has joined the State of Victoria and various entities associated with the State (together the 'State Entities') as cross respondents alleging certain failures and contributory negligence on the part of the State Entities. In turn, the State Entities have joined BHP Petroleum (Bass Strait) Pty Ltd ("BHPP") as a further cross respondent, with the effect that if any sums are recovered against the State Entities they will seek contribution from BHPP. The Applicants' alleged losses have not been quantified. In addition to BHPP's potential liability to the State Entities under the cross claims, in certain circumstances Esso, as operator, is entitled to be indemnified by BHPP as a 50% joint venturer for certain categories of legal costs incurred by Esso and payments made in satisfaction of claims.

In turn, BHPP may have rights against Esso as operator in relation to losses and costs BHPP has incurred in relation to the incident, including under the cross claim by the State Entities. It is unlikely that these issues will be resolved in the near term.

Australian taxation

As a consequence of an income tax audit conducted by the Australian Taxation Office (ATO) an amount of $229 million has been subject to litigation.

The dispute concerns the deductibility of financing costs paid to General Electric Company in connection with BHP Billiton Limited's acquisition of the UTAH Group in the early 1980's. On 23 November 1999, the Federal Court ruled in favour of BHP Billiton Limited. On 18 October 2000, the Full Bench of the Federal Court of Australia ruled in favour of the ATO. BHP Billiton Limited sought leave to appeal to the High Court of Australia (High Court) and the hearing occurred on 10 August 2001. The High Court has refused BHP Billiton Ltd leave to appeal on the general question of deductibility but did allow leave to appeal on the question of whether the ATO had the power to amend the 1985 assessment.

An amount of $79 million was paid in 1992 and up to 2001 was accounted for as a non-current asset. At 30 June 2001, the accounts have been adjusted to include a tax expense of $63 million relating to refusal of the High Court to grant leave to appeal on the deductibility of financing costs. A non current asset of $16 million will be carried forward.

In July 2001, the outstanding balance of $150 million was paid. This amount will also be accounted for as a non-current asset in the 2002 fiscal year. This together with the $16 million carried forward from the 2001 year represents the tax and interest in dispute in relation to the 1985 assessment.

THE OFFER AND THE LISTING

Listing details

The principal trading market for BHP Billiton Limited's Ordinary Shares is the Australian Stock Exchange Ltd (ASX). BHP Billiton Limited Ordinary Shares are also listed on stock exchanges in the UK (London), Germany (Frankfurt), New Zealand (Wellington), Switzerland (Zurich), and in the form of American Depositary Shares (ADSs) in the US (New York).

ADSs evidenced by American Depositary Receipts (ADRs), for which Morgan Guaranty Trust Company of New York is the Depositary, have been listed for trading on the New York Stock Exchange, Inc (NYSE) since 28 May 1987. Each ADS represents the right to receive two ordinary shares.

The following table sets forth, for the periods indicated, the highest and lowest market quotations for Ordinary Shares reported on the Daily Official List of the ASX, and the highest and lowest bid prices for ADSs quoted on the NYSE, adjusted to reflect stock dividends.

		Ordinary Shares (a)(b)		American Depositary Shares (a)(b)	
		High A$	Low A$	High US$	Low US$
1996–97	First quarter	9.10	7.70	14.48	12.00
	Second quarter	8.80	7.61	14.15	11.94
	Third quarter	9.11	8.20	14.06	12.72
	Fourth quarter	9.36	8.00	14.45	12.36
1997–98	First quarter	9.71	8.09	14.53	11.86
	Second quarter	8.39	5.96	12.29	8.57
	Third quarter	7.45	6.09	10.08	8.08
	Fourth quarter	7.80	6.50	10.41	8.05
1998–99	First quarter	7.27	5.83	9.20	6.66
	Second quarter	6.72	5.46	8.45	6.54
	Third quarter	6.27	5.14	7.96	6.27
	Fourth quarter	8.68	5.64	11.56	7.02
1999–2000	First quarter	9.25	7.49	12.14	9.83
	Second quarter	9.00	7.65	11.81	9.66
	Month of December 1999	9.80	8.47	12.86	10.53
	Third quarter	10.66	7.88	13.80	9.08
	Fourth quarter	9.56	8.18	11.56	9.35
2000–2001	First quarter	10.21	8.76	11.26	9.80
	Second quarter	9.62	8.81	10.38	9.05
	Third quarter	10.40	8.87	10.93	9.31
	Fourth quarter	11.37	9.59	11.93	9.31

	Ordinary Shares (a)(b)		American Depositary Shares (a)(b)	
	High A$	Low A$	High US$	Low US$
Month of February 2001	10.23	8.99	10.63	9.68
Month of March 2001	10.40	9.49	10.93	9.34
Month of April 2001	10.82	9.59	11.04	9.31
Month of May 2001	11.37	10.39	11.93	10.65
Month of June 2001	10.91	10.14	11.36	10.42
Month of July 2001	10.98	9.17	11.18	9.45

(a) Each ADS represents the right to receive two ordinary shares.

(b) Under the terms of the DLC structure, for each existing BHP Billiton Limited share held on 5 July 2001, the holder was entitled to 1.0651 additional BHP Billiton Limited shares. Accordingly historical share prices have been restated to reflect this change. Refer 'Additonal information – Bonus issue'

On 30 June 2001, ADSs representing 32 473 500 Ordinary Shares, or approximately 1.8% of the outstanding fully paid Ordinary Shares, were outstanding and held by 1 294 holders.

The total market capitalisation of BHP Billiton Limited at 30 June 2001 was $38.5 billion which represented approximately 5.1% of the total market capitalisation of all Australian based companies listed on the ASX. The total market capitalisation of BHP Billiton Limited at 29 August 2001 was $36.1 billion, and the closing price for BHP Billiton Limited ordinary shares on the ASX on such date was $9.65.

ADDITIONAL INFORMATION

Dual Listed Companies structure (DLC)

On 29 June 2001, BHP Limited and Billiton Plc completed the formation of a Dual Listed Companies structure, or DLC. To effect the DLC, BHP Limited and Billiton Plc entered into certain contractual arrangements which are designed to place the shareholders of both companies in substantially the same position as if they held shares in a single enterprise which owns all of the assets and is subject to all the liabilities of both companies. Coincident with the formation of the DLC, BHP Limited changed its name to BHP Billiton Limited and Billiton Plc changed its name to BHP Billiton Plc. BHP Billiton Limited and BHP Billiton Plc have each retained their separate corporate identities and maintained their separate stock exchange listings. BHP Billiton Limited has a primary listing on the ASX and secondary listings in London, Frankfurt, Wellington, Zurich and, in the form of ADSs, in New York. BHP Billiton Plc has a primary listing in London and secondary listings in Johannesburg and Paris.

The contractual agreements that BHP Billiton Limited and BHP Billiton Plc entered into to effect the DLC consist of the:

- Sharing Agreement;
- Special Voting Shares Deed;
- BHP Deed Poll Guarantee; and
- Billiton Deed Poll Guarantee.

In addition, BHP Billiton Limited adopted a new corporate Constitution, and BHP Billiton Plc adopted a new Memorandum and Articles.

The principles embodied in the Sharing Agreement are that:

- the two companies are to operate as if they were a single unified economic entity, through Boards of Directors which comprise the same individuals and a unified senior executive management;
- the Directors of the two companies will, in addition to their duties to the company concerned, have regard to the interests of holders of shares in BHP Billiton Limited and holders of shares in BHP Billiton Plc as if the two companies were a single unified economic entity and for that purpose the Directors of each company shall take into account in the exercise of their powers the interests of the shareholders of the other; and
- the DLC equalisation principles (discussed below) must be observed.

Management

Each of BHP Billiton Limited and BHP Billiton Plc has a Board of Directors, but each Board is comprised of the same individuals. The Boards of Directors are responsible for the overall direction of the businesses of both companies, including major policy and strategic decisions of both companies. For example, the Boards will be responsible for:

- corporate acquisitions, expenditures and divestments;
- equity and debt capital raising;
- approval of annual budgets;
- dividend policy and authorising the payment of dividends;
- appointment to and removal from the Executive Committee;
- appointment and remuneration of key senior executives; and
- succession planning.

It is currently intended that each Board of Directors will hold seven regularly scheduled meetings each year.

A strategic management committee, called the Executive Committee, has been established. The Executive Committee has been formed under a separate corporate entity that is jointly owned by BHP Billiton Limited and BHP Billiton Plc. The Executive Committee's two main functions are:

- to consider proposals requiring the approval of both Boards of Directors and then make recommendations to the Boards in respect of the proposals, such as proposals regarding new projects or ventures, strategic and business plans, dividend policies and borrowing, treasury and risk management functions, and
- to enter into contracts with other companies in the combined group for the provision of support services.

The Executive Committee will meet regularly and will consist of the following individuals:

- Chief Executive Officer (Mr Paul Anderson);
- Deputy CEO (Mr Brian Gilbertson);
- Acting Chief Financial Officer (Mr Charles Goodyear);
- Chief Development Officer (Mr Charles Goodyear);
- Chief Executive Minerals (Mr Miklos Salamon);
- Chief Executive Petroleum (Mr Philip Aiken);
- Chief Executive Steel (Mr Kirby Adams); and
- Chief Legal Counsel (Mr John Fast).

Equalisation of Economic and Voting Rights

BHP Billiton Limited shareholders and BHP Billiton Plc shareholders have economic and voting interests in the combined group. The economic and voting interests represented by a share in one company relative to the economic and voting interests of a share in the other company is determined by reference to a ratio known as the "Equalisation Ratio". Initially, the economic and voting interests attached to each BHP Billiton Limited share and each BHP Billiton Plc share will be the same, which is based on an Equalisation Ratio of 1:1.

ADDITIONAL INFORMATION CONTINUED

Dividends

The amount of any cash dividend paid by BHP Billiton Limited in respect of each BHP Billiton Limited share will normally be matched by an equivalent cash dividend by BHP Billiton Plc in respect of each BHP Billiton Plc share, and vice versa. If one company has insufficient profits or is otherwise unable to pay the agreed dividend, the other company will, as far as practicable, enter into such transactions as are necessary so as to enable both companies to pay the equivalent quantum of dividends. The matching dividend will be calculated before deduction of any withholding taxes or tax payable by or on behalf of, or any tax benefit arising to, a shareholder.

BHP Billiton Limited's Constitution allows for the issue of an equalisation share to a member of BHP Billiton Plc and BHP Billiton Plc's Articles of Association allows for the issue of an equalisation share to a member of BHP Billiton Limited. If issued, distributions may be made on the equalisation shares. The amount of any such distribution would be such as the relevant board determines to be necessary, for example, to assist or enable the other company to pay matching dividends on its shares. Whether or not equalisation shares are issued, the Boards of Directors retain the flexibility to decide from case to case whether to make contractual payments from one company to the other, or to take any other action considered appropriate by the Boards to ensure the DLC equalisation principals are observed. The shareholders of both companies will not have any interest in any equalisation shares issued and the equalisation shares will carry no voting rights.

BHP Billiton Limited will declare its dividends and other distributions in US dollars but will continue to pay its dividends in Australian dollars or other currencies as its shareholders may elect in cases determined by the BHP Billiton Limited Board. BHP Billiton Plc will continue to declare its dividends and other distributions in US dollars and make payments in pounds sterling to its shareholders registered in the United Kingdom and South African Rand to its shareholders registered in South Africa.

Voting

Under the terms of the DLC Agreements, the BHP Billiton Limited Constitution and the BHP Billiton Plc Articles of Assocation, special voting arrangements have been implemented so that the shareholders of both companies vote together as a single decision-making body on matters affecting the shareholders of each company in similar ways. Matters to be decided by the shareholders of both companies on a combined basis are referred to as "Joint Electorate Actions". For so long as the Equalisation Ratio remains 1:1, each BHP Billiton Limited share will effectively have the same voting rights as each BHP Billiton Plc share on Joint Electorate Actions.

The voting arrangements are secured through the constituent documents of the two companies, the Sharing Agreement, the Special Voting Shares Deed and rights attaching to a specially created Special Voting Share issued by each company and held in each case by a Special Voting Company. The shares in the Special Voting Companies are held legally and beneficially by Law Debenture Trust Corporation Plc.

In the case of certain actions in relation to which the two bodies of shareholders may have divergent interests, which are referred to as "Class Rights Actions", the company wishing to carry out the Class Rights Action would require the prior approval of the shareholders in the other company voting separately and, where appropriate, the approval of its own shareholders voting separately.

There are four categories of matters or actions requiring shareholder decisions consisting of:

- Joint Electorate Actions;
- Class Rights Actions;
- Any action which is neither a Class Rights Action nor a Joint Electorate Action but which, under applicable law or regulation, or under the BHP Billiton Limited corporate Constitution or the BHP Billiton Plc Articles of Association, requires shareholder approval. Such matters require only the approval of holders of shares of the company proposing to take the relevant action, unless the Board of Directors decide that such action should be treated as a Joint Electorate Action or Class Rights Action; and
- Procedural resolutions, when considered at a shareholders' meeting at which the holder of a Special Voting Share is entitled to vote, may be voted on by the relevant Special Voting Company either in person or by proxy given to the chair of the meeting, as it (or the chair) thinks fit.

Matters which will require approval as a Joint Electorate Action are as follows:

- the appointment, removal or re-election of any Director of BHP Billiton Limited or BHP Billiton Plc;
- the receipt or adoption of the annual accounts of each company and any accounts prepared on a combined basis;
- a change of name by BHP Billiton Limited or BHP Billiton Plc;
- the appointment or removal of the auditors of each company;
- any proposed acquisition, disposal or other transaction of the kinds referred to in Chapters 10 and 11 of the ASX Listing Rules or Chapters 10 and 11 of the UK Listing Rules which, in any case, is required under applicable laws and regulations to be authorised by shareholders any proposed acceptance of a third party takeover offer by a member of the BHP Billiton Plc group in respect of any BHP Billiton Limited's shares held by that member;

ADDITIONAL INFORMATION CONTINUED

- any proposed acceptance of a third-party takeover offer by a member of BHP Billiton Limited in respect of any BHP Billiton Plc shares held by that member;
- any matter considered at an annual or extraordinary general meeting of either company; and
- any other matter which the Boards of Directors decide should be approved as a Joint Electorate Action.

Joint Electorate Actions must be submitted to both companies for approval by shareholders voting at separate meetings but acting as a joint electorate. Parallel shareholders' meetings will be held on the same date or as close together in time as possible. A Joint Electorate Action will be taken to have been approved if it is approved by ordinary or special resolution of the holders of shares of one company and the holder of the Special Voting Share, voting as a single class.

At the BHP Billiton Limited shareholders meeting, voting in respect of Joint Electorate Actions will be on a poll which will, as regards the Special Voting Share, remain open for sufficient time to allow the parallel BHP Billiton Plc shareholders meeting to be held and for the votes attaching to the Special Voting Share to be ascertained and cast on the poll. On the poll, each fully paid share will have one vote, each partly paid share will have a fraction of a vote which is equivalent to the proportion which the amounts bears to the issue price of the share, and provided that the Equalisation Ratio is 1:1, the BHP Billiton Limited Special Voting Company will have the same number of votes as were validly cast for and against on the equivalent resolution at the parallel BHP Billiton Plc shareholders meeting. Through this mechanism, the votes of the shareholders at the BHP Billiton Plc meeting will be reflected at the BHP Billiton Limited meeting by the Special Voting Company casting the votes on the Special Voting Share precisely to reflect voting at the parallel BHP Billiton Plc shareholders meeting. Voting at the BHP Billiton Plc shareholders meeting with respect to Joint Electorate Actions will be conducted in the same manner as voting at the BHP Billiton Limited shareholders meeting is conducted with respect to Joint Electorate Actions.

Class Rights Actions are normally those matters on which shareholders of each company may have divergent interests and which require the approval of the holders of shares of the company not proposing to take the action and, in some cases, the approval of the holders of shares of the company proposing to take the action. Matters which require approval as a Class Rights Action include:

- the voluntary liquidation of either company;
- certain amendments to the terms of, or termination of, the Sharing Agreement, the Special Voting Shares Deed, either of the Deed Poll Guarantees;
- amendment, removal or alteration of the effect of (including the ratification of any breach of) any existing provision in the BHP Billiton Limited Constitution or the BHP Billiton Plc Articles of Association;
- any Action by one company in respect of which a matching action is not taken by the other, and in respect of which the Boards of Directors agree that an adjustment to the Equalisation Ratio would not provide an adequate or appropriate adjustment;
- a change of the corporate status of BHP Billiton Limited from a public company limited by shares registered under the Corporations Law with its primary listing on the ASX or of BHP Billiton Plc from a public listed company incorporated in England and Wales with its primary listing on the LSE; and
- any actions or matters which the Boards of Directors agree should be treated as a Class Rights Action.

If a particular matter falls both within the list of matters which constitute Joint Electorate Actions and the list of matters which constitute Class Rights Action, such matter will be treated as a Class Rights Action.

Where a Class Rights Action that benefits the shareholders of one company is proposed, and such company is not, under applicable law and regulations or under its corporate constitution or memorandum and articles, required to seek approval of its shareholders it need not convene a meeting of its shareholders, but can only undertake the action if the holder of the Special Voting Share in the company gives its written consent to the proposed action. The holder of the Special Voting Share will only give its written consent if the shareholders of the other company have passed a resolution by the requisite majority approving the action. Otherwise, the holder of the Special Voting Share must refuse to provide its consent.

At the BHP Billiton Limited shareholders meeting, voting in respect of Class Rights Actions will be on a poll with each fully paid share having one vote and each partly paid share having a fraction of a vote which is equivalent to the proportion which the amounts bears to the issue price of the share. BHP Billiton Limited Special Voting Company will not vote unless the proposed action to which the resolution relates is required to be approved by an equivalent resolution at a BHP Billiton Plc shareholders meeting and the proposed action has not been approved at the parallel BHP Billiton Plc shareholders meeting. In any such case, the Special Voting Company will vote to defeat the resolution at the BHP Billiton Limited shareholders meeting and the Special Voting Share will carry sufficient votes to effect such defeat. Voting at the BHP Billiton Plc shareholders meeting with respect to Class Rights Actions will be conducted in the same manner as voting at the BHP Billiton Limited shareholders meeting is conducted with respect to Class Rights Actions.

ADDITIONAL INFORMATION CONTINUED

Matching Actions

In the case where an action by either BHP Billiton Limited or BHP Billiton Plc is proposed such that the ratio of the economic returns or voting rights in relation to Joint Electorate Actions of a BHP Billiton Limited share relative to a BHP Billiton Plc share would no longer be in proportion to the then existing Equalisation Ratio or which would benefit the holders of shares in one company relative to the holders of shares in the other company, then either a matching action shall be undertaken by such other company unless the Boards of Directors determine that it is not appropriate or practicable or if no matching action is to be undertaken, an appropriate adjustment to the Equalisation Ratio shall be made, in order to ensure that there is equitable treatment as regards the holder of one BHP Billiton Limited share and the holder of one BHP Billiton Plc share. However, if the Boards of Directors determine that it is not appropriate or practicable to undertake either a matching action or adjust the Equalisation Ratio in relation to an action, then the action may be undertaken after it has been approved as a Class Rights Action. In any event, no matching action is required for:

- any action which would not result in the ratio of the economic returns on, or the voting rights in relation to Joint Electorate Actions of, a holder of shares in one company to a holder of shares in the other company not being the same as the then prevailing Equalisation Ratio, or which would not benefit the holders of shares in one company relative to the holders of shares in the other company;
- the issue of securities or the granting of rights over securities by either company pursuant to an employees share scheme
- an issue of any securities in either company other than an offer by way of rights; or
- a buy-back, repurchase or redemption of any shares, including a share cancellation in connection with a reduction of capital, on market in compliance with the rules of the relevant stock exchange and listing rules, at or below market value or pursuant to a general offer to shareholders in both companies which, applying the Equalisation Ratio, is made on equivalent terms.

In addition, there is no requirement for a matching action, an adjustment to the Equalisation Ratio or approval as a Class Rights Action where an action is taken in circumstances where the Boards of Directors consider that the effect of such action upon the holder of a share in one company relative to its effect on the holder of a share in the other company is not material. For this purpose, an effect is taken to be "not material" if:

- the costs to the companies of taking a matching action or seeking approval as a Class Rights Action would be, in the opinion of the Boards of Directors, disproportionate to the effect of such action upon the holders of shares in the company for whose benefit a matching action would otherwise (in the absence of an adjustment to the Equalisation Ratio or approval as a Class Rights Action) be required; and
- the adjustment that would be required to be made to the Equalisation Ratio would result in an adjustment to the relevant element of the Equalisation Ratio of less than 0.1 %.

However, in considering the application of the DLC equalisation principles to any subsequent actions, the Boards of Directors will take into account the effect of all prior unadjusted actions in deciding whether a matching action, an adjustment to the Equalisation Ratio or approval as a Class Rights Action is appropriate.

In relation to any action, when calculating any economic return to the holders of shares in either company, any tax payable by or on behalf of or tax benefit arising to, such holders will be disregarded. The Boards of Directors are not required to take into account fluctuations in exchange rates or in the market value of any securities or any other changes in circumstances arising after the date on which they make a determination as to the form and value of any matching action or the calculation of any adjustment to the Equalisation Ratio.

Cross Guarantees

Each of BHP Billiton Limited and BHP Billiton Plc has executed a Deed Poll Guarantee, pursuant to which creditors of each company that are entitled to the benefit of the Deed Poll Guarantees will, to the extent possible, be placed in the same position as if the relevant debts were owed by the combined group. Each company will in respect of obligations, subject to its Deed Poll Guarantee, unconditionally and irrevocably guarantee those obligations to creditors of the other company, subject to certain exceptions and will undertake to each of them that if for any reason the obligation is not met on its due date, such company will pay the amount due and unpaid to the creditor upon written demand by the creditor. A demand may not be made under the guarantee without a demand first having been made on the other company or the relevant principal debtor or to any other person if such recourse is required under the terms of the relevant obligation. The companies may at any state agree to exclude obligations of a particular type or a particular obligation or obligations, incurred after a future time form the scope of a Deed Poll Guarantee. The Deed Poll Guarantees may be terminated at any time after the Sharing Agreement is terminated or by agreement of the parties.

ADDITIONAL INFORMATION CONTINUED

Takeover Provisions

Amendments have been made to the BHP Billiton Limited Constitution and the BHP Billiton Plc Articles of Association to ensure that a person cannot gain control of one company without having made an equivalent offer to the shareholders of both companies on equivalent terms. Sanctions for breach of these provisions would include withholding of dividends, voting restrictions and the compulsory divestment of shares to the extent a shareholder and its associates exceed the relevant threshold.

BHP Billiton Limited and BHP Billiton Plc will remain separate listed companies and will remain subject to the takeovers laws and rules in Australia and the UK respectively, subject to modifications to those laws in Australia and provisions in the two companies' corporate constitutions, which are intended to have the effect of:

- recognising the substantive effect of the DLC, which is that the two companies should be regarded as a single combined group;
- allowing the two regulatory systems to work together harmoniously and sensibly;
- respecting the acquisition limits of 20% and 30% under Australian takeovers law and the UK takeovers rules respectively; and
- avoiding any unintended impediment to any takeover of the combined group.

It is expected that under Australian takeovers law, as modified, and under the BHP Billiton Limited corporate constitution there will be a limit which prevents a person and its associates from exceeding a voting power threshold of 20% in relation to BHP Billiton Limited on a "stand alone" basis as if there were no Special Voting Share and only counting BHP Billiton Limited's ordinary shares and there will be a separate limit which prevents a person and its associates from exceeding a voting power threshold of 20% in relation to BHP Billiton Limited, calculated having regard to all the voting power on a joint electorate basis.

Under the BHP Billiton Plc Articles of Association there will be a limit which prevents a person and its concert parties from exceeding a voting power threshold of 30% in relation to BHP Billiton Plc on a "stand alone" basis as if there were no Special Voting Share and only counting BHP Billiton Plc's ordinary shares. There will also be a separate limit which prevents a person and its associates from exceeding a voting power threshold of 20% in relation to Billiton, calculated having regard to all the voting power on a joint electorate basis. Under the UK City Code a compulsory offer will be required where a person and persons acting in concert with it acquires 30% of the voting rights of a company will apply to the voting rights of BHP Billiton Plc on the joint electorate basis.

The principal requirement for exceeding a limit is for all shareholders in both companies to be treated in an equivalent manner and sanctions may be imposed for breaches of these provisions. The BHP Billiton Limited Constitution has been amended to provide in effect that a person may only exceed any of these limits if an equivalent opportunity is provided to both BHP Billiton Limited shareholders and BHP Billiton Plc shareholders. In summary, this would require:

- an equivalent procedure for both the shares of both companies, such as an off market takeover offer;
- that each procedure comply with the takeover laws and rules in Australia as regards the offer for the BHP Billiton Limited shares and in the UK as regards the offer for the BHP Billiton Plc shares; and
- equivalent consideration, terms, information and time to consider being offered to the two groups of shareholders, both in relation to an initial offer and any increases or extensions.

With equivalent treatment in terms of the opportunities afforded to each group of shareholders, each group of shareholders will make its own decision as to whether the relevant offer is to be accepted. It is possible that one offer will become unconditional because the minimum acceptance condition is satisfied but that the other offer does not become unconditional because the equivalent minimum acceptance condition is not satisfied. Under the BHP Billiton Limited Constitution and the BHP Billiton Plc Articles of Association, if a person breaches a shareholding limit without providing equivalent opportunities to both groups of shareholders, then each company has the power to deny voting and dividend rights in respect of that number of shares which results in the threshold being exceeded, and powers to dispose of that same number of shares. The powers only extend to that number of shares which exceed the threshold.

Bonus issue

Under the terms of the DLC Implementation Agreement one existing BHP Billiton Plc share had an economic interest equivalent to 0.4842 existing BHP Billiton Limited shares. In order to ensure that the economic and voting interest of each BHP Billiton Limited and BHP Billiton Plc share was equivalent following implementation of the DLC, there was a bonus issue to BHP Billiton Limited shareholders at a ratio of 1.0651 additional BHP Billiton Limited shares for each existing share held. The bonus share issue was effective 29 June 2001.

Summary of BHP Billiton Limited Constitution

BHP Billition Limited is incorporated under the name "BHP Billiton Limited" and is registered in Australia with ABN number 49 004 028 077.

The following text summarises the constitution of BHP Billiton Limited. Note that at BHP Billiton Limited's annual general meeting scheduled for October 2001, BHP Billiton Limited plans to make some further amendments to its constitution, and likewise BHP Billiton Plc shall amend its Articles of Association, so that the documents are, so far as possible, identical for ease of administration.

ADDITIONAL INFORMATION CONTINUED

Directors

The management and control of the business and affairs of BHP Billiton Limited are vested in the Board of Directors (the "Board"), which (in addition to the powers and authorities conferred on them by the constitution) may exercise all powers and do everything which is within the power of BHP Billiton Limited required to be exercised or done by BHP Billiton Limited in general meeting.

Power to vote where materially interested

A Director may not vote in respect of any contract or arrangement or any other proposal in which he or she has a material personal interest. A Director shall not be counted in the quorum at a meeting in relation to any resolution on which he or she is not entitled to vote.

Power to vote in relation to compensation/remuneration

Subject to the provisions of the Australian Corporations Act (2001), a Director is entitled to vote (and be counted in the quorum) in respect of any resolution concerning any of the following matters, namely where the material personal interest –

(a) arises because the Director is a shareholder of BHP Billiton Limited and is held in common with the other shareholders of BHP Billiton Limited; or

(b) arises in relation to the Director's remuneration as a Director of BHP Billiton Limited; or

(c) relates to a contract BHP Billiton Limited is proposing to enter into that is subject to approval by the shareholders and will not impose any obligation on BHP Billiton Limited if it is not approved by the shareholders; or

(d) arises merely because the Director is a guarantor or has given an indemnity or security for all or part of a loan (or proposed loan) to BHP Billiton Limited; or

(e) arises merely because the Director has a right of subrogation in relation to a guarantee or indemnity referred to in sub paragraph (d); or

(f) relates to a contract that insures, or would insure, the Director against liabilities the Director incurs as an officer of BHP Billiton Limited (but only if the contract does not make BHP Billiton Limited or a related body corporate the insurer); or

(g) relates to any payment by BHP Billiton Limited or a related body corporate in respect of a permitted indemnity (as defined under law) or any contract relating to such an indemnity; or

(h) is in a contract, or proposed contract with, or for the benefit of, or on behalf of, a related body corporate and arises merely because the Director is a Director of a related body corporate.

Borrowing powers

Any Director may lend money to BHP Billiton Limited at interest with or without security, or may, for a commission or profit, guarantee the repayment of any money borrowed by BHP Billiton Limited and underwrite or guarantee the subscription of shares or securities of BHP Billiton Limited or of any corporation in which BHP Billiton Limited may be interested. In terms of actual borrowing power, this allows the Board to entrust to any Director holding any executive office any of the powers exercisable under the constitution.

Retirement of directors

A person who has attained the age of 70 may by special resolution be appointed or re-appointed as a Director of BHP Billiton Limited to hold office until the conclusion of BHP Billiton Limited's next annual general meeting. A person who has attained the age of 70 during that person's tenure as a Director may continue to act as a Director during the period that starts on the day on which they turn 70 and ends at the conclusion of the first annual general meeting of BHP Billiton Limited after that day.

In relation to retirement generally, at every general meeting one third of the Directors (other than the Managing Director), or, if their number is not a multiple of three, then the number nearest to but not less than one-third, must retire from office. The Directors to retire are those longest in office since last being elected. As between Directors who were elected on the same day, the Directors to retire are determined by lot (in default of agreement between them). Further, a Director (other than the Managing Director) must retire from office at the conclusion of the third annual general meeting after which the Director was elected or re-elected.

Share qualification

Each Director is required to hold, within two months of their appointment (and thereafter during the period of office), not less than 1,000 Ordinary Shares in BHP Billiton Limited or in BHP Billiton Plc or the equivalent of that number of shares in the form of BHP Billiton Limited American Depositary Shares.

Rights attaching to shares

Dividend rights

Under law, dividends on shares may only be paid out of profits available for distribution. The constitution provides that the Board may determine that a dividend is payable and fix the amount, time for payment and method of payment.

All unclaimed dividends may be invested or otherwise used by the Board for the benefit of BHP Billiton Limited until claimed or otherwise disposed of according to law.

Voting rights

Voting at any general meeting of shareholders is on a show of hands. Every shareholder present (except the holder of the BHP Special Voting Share described in Additional Information – Dual Listed Companies Structure – Voting) has one vote. Where a shareholder has appointed more than one person as representative, proxy or attorney for that shareholder, none of the representatives, proxies or attorneys is entitled to vote on a show of hands. On a poll, however, votes may be given either personally or by proxy.

ADDITIONAL INFORMATION CONTINUED

A poll may be demanded by any of the following:

(a) the Chairman;

(b) any shareholder under the law; or

(c) the holder of the BHP Special Voting Share.

Rights to share in BHP Billiton Limited's profits

The rights attached to the shares of BHP Billiton Limited, as regards the participation in the profits available for distribution, are as follows:

(a) the holders of the preference shares shall be entitled, in priority to any payment of dividend to the holders of any other class of shares, to a preferred right to participate as regards dividends up to but not beyond a specified amount in distribution;

(b) subject to the special rights attaching to any preference shares but in priority to any payment of dividends on all other classes of shares, the holder of Equalisation Shares shall be entitled to be paid such dividends as are declared; and

(c) any surplus remaining after payment of the distributions shall be payable to the holders of BHP Billiton Limited Ordinary Shares and the BHP Special Voting Share in equal amounts per share.

Liquidation

On a return of assets on liquidation, the assets of BHP Billiton Limited remaining available for distribution among shareholders, after giving effect to the payment of all prior ranking amounts owed to all creditors, shall be applied in paying to the holders of the BHP Special Voting Share and the Equalisation Share an amount of up to $2.00 on each such share, on an equal priority with any amount paid to the holders of BHP Billiton Limited Ordinary Shares, and any surplus remaining shall be applied in making payments solely to the holders of BHP Billiton Limited Ordinary Shares in accordance with their entitlements.

Redemption

If BHP Billiton Limited at any time proposes to create and issue any preference shares, the preference shares may be issued, on the terms that they are to be redeemed or, at the option of either or both BHP Billiton Limited and the holder, are liable to be redeemed, whether out of share capital, profits or otherwise.

The preference shares confer on the holders the right to convert the preference shares into ordinary shares if and on the basis the Board determines at the time of issue of the preference shares.

The preference shares are to confer on the holders:

(a) the right (on redemption and in a winding up) to payment in cash in priority to any other class of shares of (i) the amount paid or agreed to be considered as paid on each of the preference shares; and (ii) the amount (if any) equal to the aggregate of any dividends accrued but unpaid and of any arrears of dividends; and

(b) the right, in priority to any payment of dividend on any other class of shares, to the preferential dividend.

Capital calls

The Board may make calls on the shareholders in respect of all moneys unpaid on their shares. Each shareholder is liable to pay the amount of each call in the manner, at the time and at the place specified by the Board. A call is considered to have been made at the time when the resolution of the Board authorising the call was passed.

Share control limits

The constitution and Australian Corporations Act provide for limits. For instance, a person must not acquire a relevant interest in BHP Billiton Limited Ordinary Shares if, owing to the transaction, the person's voting power in the company increases from 20% or below to more than 20%, or from a starting point that is above 20% and below 90%.

Conditions governing general meetings

All provisions relating to general meetings apply to any special meeting of any class of shareholders which may be held. Therefore, the following information relates equally to annual general meetings and extraordinary general meetings.

By resolution of the Board, BHP Billiton Limited may call a general meeting. No shareholder may convene a general meeting of BHP Billiton Limited except where entitled under law to do so. Under the Australian Corporations Act, only members with at least 5% of the votes that may be cast at a general meeting may call a general meeting. Notice of the meeting must be given in the form and manner in which the Board thinks fit. Five shareholders present constitute a quorum for a meeting. A shareholder who is entitled to attend and cast a vote at a general meeting of BHP Billiton Limited may appoint a person as a proxy to attend and vote for the shareholder in accordance with the law.

Limitations on rights to own securities

The constitution does not impose any limitations on the rights to own securities. However the Foreign Acquisition and Takeovers Act (1975) imposes a number of conditions which restrict foreign ownership of Australian-based companies.

Matters affecting change of control

Where offers have been made under a proportional takeover bid in respect of shares included in a class of shares in BHP Billiton Limited, the registration of a transfer (giving effect to a contract resulting from the acceptance of an offer made under the bid) is prohibited unless and until a resolution to approve the bid is passed in accordance with the provisions of the constitution. A prescribed resolution is to be voted on at a meeting, convened and conducted by BHP Billiton Limited, of the persons entitled to vote on the resolution.

ADDITIONAL INFORMATION CONTINUED

Material Contracts

OneSteel Implementation Deed

BHP Billiton Limited and OneSteel Limited entered into the OneSteel Implementation Deed on 26 August 2000 to facilitate the spin out of BHP Billiton Limited's long products steel business to its shareholders. Under the deed, BHP Billiton Limited and OneSteel Limited agreed to take all necessary steps to give effect to the spin-out. The spin-out resulted in eligible shareholders being allocated one share in OneSteel Limited for every four shares in BHP Billiton Limited held by them.

The spin-out was undertaken in October 2000 by way of a capital reduction of A$0.66 for every fully paid BHP Billiton Limited share and approved schemes of arrangement for its ordinary fully paid and partly paid shareholders.

DLC Agreements

DLC Implementation Agreement

The Implementation Agreement sets out the terms under which BHP Limited and Billiton Plc agreed to implement the DLC structure. The agreement was entered into by BHP Limited and Billiton Plc on 19 March 2001. Under the Implementation Agreement, the two parties agreed:

(a) to take all steps necessary or desirable to implement the DLC transaction;

(b) to agree the form of the DLC agreements and the DLC-related documents before the date of the posting of information circulars to shareholders of BHP Limited and Billiton Plc;

(c) to enter into the other DLC agreements;

(d) to appoint, and procure the resignations of, such persons as are necessary to ensure that the Board of Directors of each company comprises the same persons;

(e) not to approach or entertain an approach from any third party with a view to a transaction taking place which would prevent, materially delay or materially impair the relevant company's ability to enter into the DLC transaction; and

(f) in certain circumstances, to pay liquidated damages of US$100 million to the other company if the DLC transaction does not proceed.

The DLC structure was implemented on 29 June 2001. The DLC Agreements entered into upon completion of the DLC arrangement are as follows:

(a) the Sharing Agreement;

(b) the Special Voting Shares Deed;

(c) the BHP Deed Poll Guarantee; and,

(d) the Billiton Deed Poll Guarantee.

The general terms of each of these agreements are set forth below. The effect of each of the agreements on BHP Billiton Limited and the manner in which they operate are described in more detail above in 'Additional Information – Dual Listed Companies structure (DLC)'.

The Sharing Agreement

The Sharing Agreement provides that the relationship between BHP Billiton Limited and BHP Billiton Plc will be underpinned by the DLC structure principles which are as follows:

(a) BHP Billiton Limited and BHP Billiton Plc must operate as if they were a single unified economic entity, through Boards of Directors which comprise the same individuals and a unified senior executive management;

(b) the Directors of BHP Billiton Limited and BHP Billiton Plc shall, in addition to their duties to the company concerned, have regard to the interests of holders of BHP Billiton Limited shares and holders of BHP Billiton Plc shares as if the two companies were a single unified economic entity and for that purpose the Directors of each company shall take into account in the exercise of their powers the interests of the shareholders of the other; and

(c) the DLC equalisation principles governing the economic rights of one BHP Billiton Limited share to one BHP Billiton Plc share, must be observed.

Special Voting Shares Deed

The Special Voting Shares Deed has been entered into between BHP, Billiton, BHP Special Voting Company (as holder of the BHP Special Voting Share), Billiton Special Voting Company (as holder of the Billiton Special Voting Share) and the Special Voting Company Owner as legal and beneficial owner of all of the shares of the Special Voting Companies.

The Special Voting Shares Deed regulates the manner in which the BHP Special Voting Company and Billiton Special Voting Company will exercise the votes attaching to the BHP Special Voting Share and the Billiton Special Voting Share, as described in 'Additional information - Dual Listed Companies structure (DLC) - Voting'.

Deed Poll Guarantees

BHP Billiton Limited and BHP Billiton Plc each entered into Deed Poll Guarantees for the purposes of guaranteeing contractual obligations (whether actual or contingent, primary or secondary) of the other incurred after the DLC completion date, plus other obligations notified to the party giving the guarantee. Each Deed Poll Guarantee is substantially in the same form.

ADDITIONAL INFORMATION CONTINUED

Exchange controls and other limitations affecting security holders

Under existing Australian legislation, the Reserve Bank of Australia does not inhibit the import and export of funds, and no permission is required by the BHP Billiton Limited Group for the movement of funds in and out of Australia. However, payments to or from (or relating to) Iraq, its agencies or nationals, the government or a public authority of Libya, or certain Libyan undertakings, the authorities in the Federal Republic of Yugoslavia (Serbia and Montenegro) or their agencies, the Taliban (also referred to as the Islamic Emirate of Afghanistan), or the National Union for the Total Independence of Angola (also known as UNITA), its senior officials or the adult members of their immediate families, may not be made without the specific approval of the Reserve Bank of Australia.

Accordingly, at the present time, remittances of any dividends, interest or other payment by the BHP Billiton Limited Group to non-resident holders of the BHP Billiton Limited Group's securities in the US are not, subject to the above, restricted by exchange controls or other limitations.

There are no limitations, either under the laws of Australia or under the Constitution of BHP Billiton Limited, to the right of non-residents to hold or vote BHP Billiton Limited Ordinary Shares other than the Commonwealth Foreign Acquisitions and Takeovers Act 1975 (the Takeovers Act). The Takeovers Act may affect the right of non-Australian residents, including US residents, to hold Ordinary Shares but does not affect the right to vote, or any other rights associated with, any Ordinary Shares held in compliance with its provisions. Acquisitions of shares in Australian companies by foreign interests are subject to review and approval by the Treasurer of the Commonwealth of Australia under the Takeovers Act. The Takeovers Act applies to any acquisition of outstanding shares of an Australian company that exceeds, or results in a foreign person or persons controlling the voting power of more than a certain percentage of those shares. The thresholds are 15% where the shares are acquired by a foreign person, or group of associated foreign persons, or 40% in aggregate in the case of foreign persons who are not associated. Any proposed acquisition that would result in an individual foreign person (with associates) holding more than 15% must be notified to the Treasurer in advance of the acquisition. In addition to the Takeovers Act, there are statutory limitations in Australia on foreign ownership of certain businesses, such as banks and airlines, not relevant to the BHP Billiton Limited Group. However, there are no other statutory or regulatory provisions of Australian law or Australian Stock Exchange requirements that restrict foreign ownership or control of BHP Billiton Limited.

At 30 June 2001, approximately 41% of BHP Billiton Limited's fully paid outstanding Ordinary Shares were held by shareholders outside Australia, hence BHP Billiton Limited and its subsidiaries are considered foreign corporations for the purposes of the Takeover Act. This means that BHP Billiton Limited and its subsidiaries must apply to the Treasurer for prior approval under the Takeovers Act before certain activities are undertaken, including acquisition of shareholdings of 15% or more in an Australian company that is valued at A$50 million or more, acquisitions of Australian businesses where the business is valued at A$50 million or more, or purchase of Australian residential real estate.

Taxation

The taxation discussion set forth below describes the material Australian income tax and US federal income tax consequences of owning Ordinary Shares or ADSs. The commentary is based on the Australian and US tax laws currently in effect, as well as on the current double taxation convention between Australia and the US, or the Treaty.

Holders of Ordinary Shares or ADSs should consult their own tax advisors regarding the Australian tax, US federal, state and local tax and other tax consequences of owning and disposing of Ordinary Shares and ADSs in their particular circumstances.

Commonwealth of Australia taxation

Dividends

Under the current double taxation convention between Australia and the US, dividends paid by BHP Billiton Limited to a US resident shareholder of BHP Billiton Limited, including an ADS holder, whose holding is not effectively connected with a permanent establishment in Australia or, in the case of a shareholder who performs independent personal services from a 'fixed base' situated therein, is not connected with that 'fixed base', may be subject to Australian withholding tax at a rate not exceeding 15% of such gross dividend.

Dividends paid to non-residents of Australia are exempt from withholding tax to the extent to which such dividends are 'franked' under Australia's dividend imputation system or paid out of a foreign dividend account (FDA). Dividends are considered to be 'franked' to the extent that they are paid out of post 1986–87 income on which Australian income tax has been levied. The FDA is an accumulation of dividends remitted to Australia by foreign subsidiaries. Any part of a dividend paid to a US resident, which is not 'franked' and is not paid out of an FDA, will generally be subject to Australian withholding tax unless a specific exemption applies.

Sale of ordinary shares and ADSs

A US citizen who is a resident of Australia, or a US corporation that is a resident of Australia (by reason of carrying on business in Australia, and being managed or controlled in Australia, or having its voting power controlled by shareholders who are residents of Australia) may be liable for income tax on any profit

ADDITIONAL INFORMATION CONTINUED

on disposal of Ordinary Shares or ADSs, or Australian capital gains tax on the disposal of Ordinary Shares or ADSs acquired after 19 September 1985.

Under Australian law as currently in effect, no income or other tax is payable on any profit on disposal of Ordinary Shares or ADSs held by persons not resident in Australia except if the profit is of an income nature and sourced in Australia, or the sale is subject to Australian capital gains tax.

The source of any profit on the disposal of Ordinary Shares or ADSs will depend on the factual circumstances of the actual disposal. Where the Ordinary Shares or ADSs are acquired and disposed of pursuant to contractual arrangements entered into and concluded outside Australia, and the seller and the purchaser are non-residents of Australia and do not have permanent establishments in Australia, the profit should not have an Australian source. If the profit is sourced in Australia, it will not be taxable in Australia if it represents business profits of an enterprise of the US and the enterprise does not carry on business in Australia through a permanent establishment situated in Australia.

Any gain upon disposal of Ordinary Shares or ADSs, if held by a person not resident in Australia, may be subject to capital gains tax if the non-resident (together with associates, if any) owns or owned at any time during so much of the period of five years preceding the disposal, 10% or more of the issued shared capital of BHP Billiton Limited (excluding share capital carrying no right to participate beyond a specified amount in a distribution of profits or capital) or (in the case of a disposal of ADSs) 10% at least of the ADSs on issue, or the Ordinary Shares or ADSs have been used by the non-resident in carrying on a trade or business, wholly or partly, at or through a permanent establishment in Australia.

Australian capital gains tax is generally payable upon the profit arising from the sale from assets acquired after 19 September 1985. The profit is calculated as the disposal proceeds less the cost indexed for inflation up to 30 September 1999 for assets held for at least 12 months. However, for non-resident individuals, only 50% of the profit (with no indexation) arising from the sale from assets acquired on or after 11.45am Australian Eastern Standard Time 21 September 1999, is subject to capital gains tax (provided the asset is held for at least 12 months). For assets acquired before 21 September 1999 but sold after 21 September non-resident individuals have the choice of calculating the capital gain as either 50% of the profit with no indexation, or the disposal proceeds less the cost indexed for inflation up to 30 September 1999. Capital losses are not subject to indexation and can only be offset against capital gains.

United States taxation

This section describes the material US federal income tax consequences of owning Ordinary Shares or ADSs. It applies only to Ordinary Shares or ADSs that are held as capital assets for tax purposes. This section does not apply to a holder of Ordinary Shares or ADSs that is a member of a special class of holders subject to special rules, including a dealer in securities, a trader in securities that elects to use a mark-to-market method of accounting for its securities holdings, a tax-exempt organisation, a life insurance company, a person liable for alternative minimum tax, a person that actually or constructively owns 10% or more of the voting stock of BHP Billiton Limited, a person that holds Ordinary Shares or ADSs as part of a straddle or a hedging or conversion transaction, or a person whose functional currency is not the US dollar.

This section is based in part upon the representations of the Depositary and the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms.

For purposes of this section, a US holder is a beneficial owner of Ordinary Shares or ADSs that is a citizen or resident of the US, a domestic corporation, an estate whose income is subject to US federal income tax regardless of its source, or a trust if a US court can exercise primary supervision over the trust's administration and one or more US persons are authorised to control all substantial decisions of the trust.

In general, and taking into account the earlier assumptions, for US federal income tax purposes, a holder of ADRs evidencing ADSs will be treated as the owner of the Ordinary Shares represented by those ADSs. Exchanges of Ordinary Shares for ADSs, and ADSs for Ordinary Shares, generally will not be subject to US federal income tax.

Dividends

Under the US federal income tax laws, a US holder must include in its gross income the gross amount of any dividend paid by BHP Billiton Limited out of its current or accumulated earnings and profits (as determined for US federal income tax purposes). The holder must include any Australian tax withheld from the dividend payment in this gross amount even though the holder does not in fact receive it. The dividend is ordinary income that the holder must include in income when the holder, in the case of Ordinary Shares, or the Depositary, in the case of ADSs, receive the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to US corporations in respect of dividends received from other US corporations. The amount of the dividend distribution that the

ADDITIONAL INFORMATION CONTINUED

holder must include in its income will be the US dollar value of the Australian dollar payments made, determined at the spot Australian dollar/US dollar rate on the date the dividend distribution is includible in the holder's income, regardless of whether the payment is in fact converted into US dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the holder includes the dividend payment in income to the date the holder converts the payment into US dollars will be treated as ordinary income or loss. The gain or loss generally will be income or loss from sources within the US for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for US federal income tax purposes, will be treated as a non-taxable return of capital to the extent of the holder's basis in the Ordinary Shares or ADSs and thereafter as capital gain.

Subject to certain limitations, Australian tax withheld in accordance with the Treaty and paid over to Australia will be creditable against your US federal income tax liability. To the extent a refund of the tax withheld is available to a US holder under Australian law or under the Treaty, the amount of tax withheld that is refundable will not be eligible for credit against the holder's US federal income tax liability.

Dividends will be income from sources outside the US, but generally will be "passive income" or "financial services income" which is treated separately from other types of income for purposes of computing the foreign tax credit allowable to a US holder.

Sale of ordinary shares and ADSs

A US holder that sells or otherwise disposes of Ordinary Shares or ADSs will recognise capital gain or loss for US federal income tax purposes equal to the difference between the US dollar value of the amount realised and its tax basis, determined in US dollars, in those Ordinary Shares or ADSs. Capital gain of a non corporate US holder is generally taxed at a maximum rate of 20% where the property is held more than one year. The gain or loss will generally be income or loss from sources within the US for foreign tax credit limitation purposes.

FINANCIAL STATEMENTS

Contents **Page**

Contents	Page
Statement of Financial Performance	**112**
Statement of Financial Position	**113**
Statement of Cash Flows	**114**
Notes to financial statements	**115**
Directors' declaration	**201**
Independent audit report	**201**
Financial summary 1997-2001	**202**
Glossary of terms	**204**

Notes to financial statements

1	Statement of accounting policies	115
2	Significant items	120
3	Revenue from ordinary activities	123
4	Expenses from ordinary activities excluding depreciation, amortisation and borrowing costs	124
5	Depreciation and amortisation	124
6	Borrowing costs	124
7	Profit and loss items	125
8	Income tax	126
9	Segment results	128
10	Dividends	130
11	Earnings per share	131
12	Receivables (current)	131
13	Other financial assets (current)	132
14	Inventories (current)	132
15	Other assets (current)	132
16	Receivables (non-current)	132
17	Investments accounted for using the equity method	133
18	Other financial assets (non-current)	134
19	Inventories (non-current)	134
20	Property, plant and equipment	135
21	Intangible assets	137
22	Other assets (non-current)	137
23	Payables (current)	137
24	Interest bearing liabilities (current)	137
25	Other provisions (current)	138
26	Payables (non-current)	138
27	Interest bearing liabilities (non-current)	138
28	Other provisions (non-current)	140
29	Contributed equity	141
30	Employee ownership plans	142
31	Reserves	147
32	Retained profits	148
33	Outside equity interests	148
34	Total equity	148
35	Notes to the Statement of Cash Flows	149
36	Standby arrangements, unused credit facilities	152
37	Market risk, financial instruments and commodities	153
38	Contingent liabilities	162
39	Commitments for expenditure	163
40	Superannuation commitments	164
41	Remuneration of auditors	165
42	Remuneration of Directors	165
43	Retirement payments approved in general meeting	166
44	Remuneration of executive officers - domiciled in Australia	166
45	Self-insurance workers' compensation provision	167
46	Major interests in unincorporated joint ventures	168
47	Elements relating to all unincorporated joint ventures	169
48	Controlled entities	169
49	Related party disclosures	174
50	US generally accepted accounting principles disclosures	179
51	Supplementary oil and gas information	190
52	US transitional reporting requirements (unaudited)	196
53	BHP Billiton Group disclosures	200

These financial statements incorporate disclosure requirements under both Australian and US generally accepted accounting principles.

Auditors: Arthur Andersen

STATEMENT OF FINANCIAL PERFORMANCE

FOR THE FINANCIAL PERIOD ENDED (a)

		BHP Billiton Ltd Group				BHP Billiton Ltd	
	Notes	30 June 2001 $m	30 June 2001 US$m (b)	30 June 2000 $m	31 May 1999 $m	30 June 2001 $m	30 June 2000 $m
Revenue from ordinary activities							
Sales revenue	3	**20 698**	**10 556**	21 506	19 229	**142**	1 093
Other revenue	3	**1 781**	**908**	2 147	2 692	**6 223**	5 328
		22 479	**11 464**	23 653	21 921	**6 365**	6 421
deduct							
Expenses from ordinary activities, excluding depreciation, amortisation and borrowing costs	4	**16 978**	**8 659**	18 958	21 116	**3 075**	1 859
Depreciation and amortisation	5	**2 402**	**1 225**	2 292	2 218	**32**	72
Borrowing costs	6	**553**	**282**	723	732	**751**	671
		2 546	**1 298**	1 680	(2 145)	**2 507**	3 819
Share of net profit of associated entities accounted for using the equity method	17	**29**	**15**	30		**-**	-
Profit/(loss) from ordinary activities before income tax	7	**2 575**	**1 313**	1 710	(2 145)	**2 507**	3 819
deduct/(add)							
Income tax expense/(benefit) attributable to ordinary activities	8	**1 066**	**543**	117	164	**(18)**	96
Net profit/(loss)	9	**1 509**	**770**	1 593	(2 309)	**2 525**	3 723
add/(deduct)							
Outside equity interests in net profit/(loss)		**498**	**254**	34	(3)		
Net profit/(loss) attributable to members of BHP Billiton Limited		**2 007**	**1 024**	1 627	(2 312)	**2 525**	3 723
Adjustment for initial adoption of revised accounting standard AASB 1016: Accounting for Investments in Associates				250			-
Net exchange fluctuations on translation of foreign currency net assets and foreign currency interest bearing liabilities net of tax		**636**	**324**	173	(212)		
Total direct adjustments to equity attibutable to members of BHP Billiton Limited		**636**	**324**	423	(212)		-
Total changes in equity other than those resulting from transactions with owners	34	**2 643**	**1 348**	2 050	(2 524)	**2 525**	3 723
Basic earnings per share (c)	11	**54.4**	**27.7**	44.5	(64.6)		
Diluted earnings per share (c)	11	**53.9**	**27.5**	44.1	(64.6)		

(a) 30 June 2001 refers to the year ended 30 June 2001, 30 June 2000 refers to the thirteen months ended 30 June 2000 and 31 May 1999 refers to the year ended 31 May 1999. Refer note 1 (Change of financial year).

(b) Translation of amounts from Australian dollars into US dollars has been made throughout the consolidated financial statements for the convenience of the reader at the noon buying rate in New York City for cable transfers in Australian dollars as certified for customs purposes by the Federal Reserve Bank of New York on Friday 29 June 2001, at US$0.5100 = A$1.

(c) Comparative data has been adjusted to take into account the bonus issue of shares effective 29 June 2001. Refer note 29.

STATEMENT OF FINANCIAL POSITION

AS AT

	Notes	BHP Billiton Ltd Group 30 June 2001 $m	BHP Billiton Ltd Group 30 June 2001 US$m	BHP Billiton Ltd Group 30 June 2000 $m	BHP Billiton Ltd 30 June 2001 $m	BHP Billiton Ltd 30 June 2000 $m
Assets						
Current assets						
Cash assets	35	**1 183**	**603**	1 039	**7**	4
Receivables	12	**2 615**	**1 334**	2 629	**21 116**	22 974
Other financial assets	13	**163**	**83**	4	**-**	-
Inventories	14	**1 621**	**827**	2 138	**16**	235
Other assets	15	**219**	**112**	271	**1**	2
Total current assets		**5 801**	**2 959**	6 081	**21 140**	23 215
Non-current assets						
Receivables	16	**228**	**116**	189	**3 398**	3 011
Investments accounted for using the equity method	17	**498**	**254**	632	**-**	-
Other financial assets	18	**257**	**131**	499	**18 832**	12 852
Inventories	19	**146**	**74**	159	**-**	12
Property, plant and equipment	20	**20 014**	**10 207**	19 586	**72**	730
Intangible assets	21	**2**	**1**	130	**-**	-
Deferred tax assets	8	**906**	**462**	1 268	**210**	131
Other assets	22	**1 335**	**681**	800	**3**	14
Total non-current assets		**23 386**	**11 926**	23 263	**22 515**	16 750
Total assets	9	**29 187**	**14 885**	29 344	**43 655**	39 965
Liabilities						
Current liabilities						
Payables	23	**2 813**	**1 435**	2 566	**23 807**	21 013
Interest bearing liabilities	24	**973**	**496**	2 530	**-**	7
Tax liabilities		**217**	**111**	192	**26**	32
Other provisions	25	**1 608**	**820**	1 535	**596**	537
Total current liabilities		**5 611**	**2 862**	6 823	**24 429**	21 589
Non-current liabilities						
Payables	26	**34**	**18**	45	**-**	-
Interest bearing liabilities	27	**6 257**	**3 191**	5 868	**6 077**	5 814
Deferred tax liabilities	8	**1 844**	**940**	1 896	**-**	-
Other provisions	28	**4 193**	**2 138**	3 707	**191**	237
Total non-current liabilities		**12 328**	**6 287**	11 516	**6 268**	6 051
Total liabilities		**17 939**	**9 149**	18 339	**30 697**	27 640
Net assets	9	**11 248**	**5 736**	11 005	**12 958**	12 325
Equity						
Contributed equity	29	**6 013**	**3 067**	7 093	**5 443**	6 523
Reserves	31	**1 061**	**541**	419	**689**	589
Retained profits	32	**3 930**	**2 004**	2 841	**6 826**	5 213
Total BHP Billiton Limited interest		**11 004**	**5 612**	10 353		
Outside equity interest	33	**244**	**124**	652		
Total equity	34	**11 248**	**5 736**	11 005	**12 958**	12 325

STATEMENT OF CASH FLOWS

FOR THE FINANCIAL PERIOD ENDED (a)

		BHP Billiton Ltd Group				*BHP Billiton Ltd*	
	Notes	30 June 2001 $m	30 June 2001 US$m	30 June 2000 $m	31 May 1999 $m	30 June 2001 $m	30 June 2000 $m
Cash flows related to operating activities							
Receipts from customers		**21 114**	**10 768**	20 959	19 331	**184**	1 141
Payments to suppliers, employees, etc.		**(14 821)**	**(7 558)**	(16 210)	(15 248)	**(530)**	(1 669)
Dividends received		**81**	**41**	46	20	**3 474**	3 720
Interest received		**117**	**60**	91	221	**1 439**	1 205
Borrowing costs		**(650)**	**(332)**	(916)	(1 087)	**(751)**	(670)
HBI Venezuela guarantee payment		**(615)**	**(314)**			**(615)**	
Proceeds from gas sales contract price re-negotiation		**-**	**-**	231	708	**-**	-
Other		**388**	**198**	337	348	**142**	221
Operating cash flows before income tax		**5 614**	**2 863**	4 538	4 293	**3 343**	3 948
Income taxes paid/refunds received		**(609)**	**(310)**	(600)	(708)	**5**	(17)
Net operating cash flows	35	**5 005**	**2 553**	3 938	3 585	**3 348**	3 931
Cash flows related to investing activities							
Purchases of property, plant and equipment		**(1 966)**	**(1 003)**	(1 102)	(2 608)	**(637)**	(68)
Exploration expenditure		**(518)**	**(264)**	(373)	(643)	**-**	-
Purchases of investments		**(686)**	**(350)**	(438)	(137)	**-**	-
Purchases of, or increased investment in, controlled entities and joint venture interests net of their cash		**(704)**	**(359)**	-	(75)	**-**	-
Investing outflows		**(3 874)**	**(1 976)**	(1 913)	(3 463)	**(637)**	(68)
Proceeds from sale of property, plant and equipment		**163**	**83**	741	548	**47**	76
Proceeds from sale or redemption of investments		**456**	**233**	242	361	**8**	79
Proceeds from OneSteel spin-out		**660**	**337**			**575**	
Proceeds from sale or partial sale of controlled entities and joint venture interests net of their cash		**407**	**207**	698	1 290	**523**	2
Net investing cash flows		**(2 188)**	**(1 116)**	(232)	(1 264)	**516**	89
Cash flows related to financing activities							
Proceeds from ordinary share issues, etc.		**142**	**72**	275	149	**82**	271
Proceeds from interest bearing liabilities		**769**	**392**	1 658	2 018	**-**	-
Repayment of interest bearing liabilities		**(2 683)**	**(1 368)**	(4 867)	(4 310)	**-**	-
Dividends paid		**(926)**	**(472)**	(498)	(520)	**(888)**	(463)
Net financing of controlled entities						**(3 026)**	(3 834)
Other		**-**	**-**	82	(14)	**(22)**	-
Net financing cash flows		**(2 698)**	**(1 376)**	(3 350)	(2 677)	**(3 854)**	(4 026)
Net increase/(decrease) in cash and cash equivalents		**119**	**61**	356	(356)	**10**	(6)
Cash and cash equivalents at beginning of period		**937**	**478**	573	949	**(3)**	3
Effect of foreign currency exchange rate changes on cash and cash equivalents		**55**	**27**	8	(20)	**-**	-
Cash and cash equivalents at end of period	35	**1 111**	**566**	937	573	**7**	(3)

(a) 30 June 2001 refers to the year ended 30 June 2001, 30 June 2000 refers to the thirteen months ended 30 June 2000 and 31 May 1999 refers to the year ended 31 May 1999. Refer note 1 (Change of financial year).

NOTES TO FINANCIAL STATEMENTS

1 Statement of accounting policies

The financial statements have been prepared as a general purpose financial report which complies with the requirements of the Corporations Act, Australian Accounting Standards, other authoritative pronouncements of the Australian Accounting Standards Board and Urgent Issues Group Consensus Views.

The policies are consistent with those applied in the prior two years except for:

(a) New accounting standards

Revised Australian Accounting Standard AASB 1041: Revaluation of Non-Current Assets was first adopted from 1 July 2000 resulting in property, plant and equipment and other financial assets previously carried at valuation being reverted to a cost basis of measurement. For the purposes of transitioning to a cost basis, the existing revalued carrying amounts at 1 July 2000 were deemed to be their cost. The change in policy had no impact on net profit attributable to members of BHP Billiton Limited.

Some line items and sub-totals reported in the previous financial year have been reclassified and repositioned in the financial statements as a result of the first time application on 1 July 2000 of the revised standards AASB 1018: Statement of Financial Performance, AASB 1034: Financial Report Presentation and Disclosures and the new AASB 1040: Statement of Financial Position.

(b) Change in accounting policies

As a consequence of the Dual Listed Companies (DLC) structure established between BHP Billiton Limited and BHP Billiton Plc which became effective on 29 June 2001, certain accounting policies of the BHP Billiton Limited Group have been changed to align with the policies of the BHP Billiton Plc Group in order to minimise differences between results reported in the UK and Australian jurisdictions. The following revised accounting policies have been adopted for the year ended 30 June 2001:

Provision for restoration and rehabilitation

In prior periods the BHP Billiton Limited Group had recognised provisions for restoration on a progressive basis over the life of each asset. At 30 June 2001, this policy was changed such that a provision for the full cost expected to be incurred at the end of the life of each asset on a discounted to net present value basis is recognised at the beginning of each project and capitalised as part of the cost of the asset. The capitalised cost is amortised over the life of the operation and the annual increase in the net present value of the provision for the expected cost is included in expenses from ordinary activities. The effect of this policy change for the year ended 30 June 2001 has been an increase in net profit attributable to members of BHP Billiton Limited of $55 million.

Pension costs

In prior periods the BHP Billiton Limited Group had recognised an expense for defined benefit pensions when contributions were paid. At 30 June 2001, this policy was changed such that expenses for defined benefit pension schemes are recognised so as to allocate the cost systematically over the employees' service lives on the basis of independent actuarial advice. A pension obligation or asset is consequently recognised in the Statement of Financial Position to the extent that the contributions paid either lag or precede expense recognition. The effect of this policy change for the year ended 30 June 2001 has been to recognise a net asset representing the fund surplus and an increase in net profit attributable to members of BHP Billiton Limited of $265 million.

Employee compensation costs

In prior periods, the BHP Billiton Limited Group included in the Statement of Financial Performance the cost associated with Performance Rights at the time they were exercised. Costs associated with the exercise of options were not included in the Statement of Financial Performance. At 30 June 2001, this policy was changed such that the estimated cost to the BHP Billiton Limited Group on exercise of Performance Rights and, where applicable, the cost associated with the discount on issue of options is included in the Statement of Financial Performance over the likely vesting period, with a corresponding provision for employee benefits being included in the Statement of Financial Position. At the time the Performance Rights or options vest, an adjustment is made to reflect the actual cost to the BHP Billiton Limited Group. The effect of this policy change for the year ended 30 June 2001 has been a decrease in net profit attributable to members of BHP Billiton Limited of $5 million.

In future periods, compensation cost (ie. 25% uplift) associated with the BHP Billiton Limited Group Bonus Equity Share Plan will be included in the Statement of Financial Performance over the period of entitlement or part thereof.

A reconciliation of the major differences between the financial statements prepared under Australian generally accepted accounting principles (GAAP) and those applicable under US GAAP is included in note 50.

NOTES TO FINANCIAL STATEMENTS CONTINUED

1 Statement of accounting policies continued

Change of company name

During the financial year ended 30 June 2001, The Broken Hill Proprietary Company Limited changed its name to BHP Limited with effect from 30 October 2000, and subsequently to BHP Billiton Limited with effect from 29 June 2001.

Change of financial year

Directors announced on 17 December 1999 that the financial year end for the BHP Billiton Limited Group would change from 31 May to 30 June with effect from 30 June 2000.

Pursuant to Section 340 of the Corporations Act ('the Act'), the Australian Securities and Investments Commission granted relief from the requirements of paragraph 323D(2)(b) of the Act permitting BHP Billiton Limited to change its financial period end and adopt a transitional thirteen month financial year of 1 June 1999 to 30 June 2000.

The current financial period covered by these financial statements is the year ended 30 June 2001. All references to 30 June 2000 is to the thirteen months ended 30 June 2000 and references to 31 May 1999 are to the year ended 31 May 1999.

General system of accounting

Subject to the exceptions noted in the paragraphs below dealing with valuation of investments and property, plant and equipment, the accounts are drawn up on the basis of historical cost principles.

Currency of presentation

All amounts are expressed in Australian dollars unless otherwise stated.

Principles of consolidation

The consolidated accounts of the economic entity referred to as the BHP Billiton Limited Group include the parent entity BHP Billiton Limited and controlled entities as defined by Australian Accounting Standard AASB 1024: Consolidated Accounts. A list of controlled entities is contained in note 48.

In preparing the consolidated accounts, the effects of all transactions between entities within the BHP Billiton Limited Group have been eliminated.

Rounding of amounts

Amounts in this report have, unless otherwise indicated, been rounded to the nearest million dollars.

Comparatives

Where applicable, comparatives have been adjusted to disclose them on a comparable basis with current period figures.

Borrowing costs

Borrowing costs are generally expensed as incurred except where they relate to the financing of qualifying assets under construction where they are capitalised up to the date of commissioning.

Foreign currency transactions

The BHP Billiton Limited Group is Australian-based with significant international operations. The consolidated financial statements are prepared in Australian currency. It has significant transactions denominated in foreign currencies (predominantly US dollars).

- *Transactions of Australian entities*
  Transactions in foreign currencies are translated at rates of exchange which approximate those applicable at the date of each transaction. Foreign currency balances arising from these transactions are translated at the rates of exchange ruling at balance date. The effect of hedging is taken to account in the measurement of relevant transactions. With the exception of interest bearing liabilities hedged by net foreign assets, exchange fluctuations arising from foreign currency transactions and balances are included in the Statement of Financial Performance.
- *Foreign operations*
  Each foreign operation is accounted for in its functional currency, i.e. the currency of its primary economic environment. All foreign operations are self-sustaining operations. As such, the financial statements of these operations are translated using the current rate method.

  No material foreign operation of the BHP Billiton Limited Group is accounted for in a currency having a high rate of inflation.
- *Net foreign assets and foreign currency interest bearing liabilities*
  Exchange fluctuations arising from the translation of net assets of self-sustaining foreign operations are taken to the exchange fluctuation account. Exchange fluctuations on the translation of foreign currency denominated interest bearing liabilities of Australian entities, after allowing for tax as applicable, are taken to the exchange fluctuation account to the extent that such interest bearing liabilities are effectively hedged by net foreign assets, otherwise they are included in the Statement of Financial Performance.

Sales revenue

Revenue from the sale of goods and disposal of other assets is recognised when the economic entity has passed control of the goods or other assets to the buyer.

NOTES TO FINANCIAL STATEMENTS CONTINUED

1 Statement of accounting policies continued

Exploration, evaluation and development expenditure

Exploration and evaluation expenditure is included in the Statement of Financial Performance as incurred, except in the case of areas of interest where:

(a) it is expected that the expenditure will be recouped by future exploitation or sale; or

(b) at balance date, exploration and evaluation activities have not reached a stage which permits a reasonable assessment of the existence of economically recoverable reserves.

In these cases, the expenditure is capitalised. Where the expenditure together with the relevant development costs are capitalised, the amounts so capitalised are depreciated over the period of expected benefit. Each area of interest is reviewed regularly to determine its economic viability, and to the extent that it is considered that the relevant expenditure will not be recovered, it is written off.

Research expenditure

Expenditure for research is included in the Statement of Financial Performance as and when incurred on the basis that continuing research is part of the overall cost of being in business, except to the extent that future benefits deriving from those costs are expected beyond any reasonable doubt to exceed those costs, in which case it is capitalised and amortised over the period of expected benefit.

Provision for restoration and rehabilitation

Provision is made in the accounts for restoration and rehabilitation costs, mainly for areas from which natural resources are extracted.

The expected cost of any committed decommissioning or restoration program, discounted to its net present value, is provided and capitalised at the beginning of each project. The capitalised cost is amortised over the life of the operation and the annual increase in the net present value of the provision for the expected cost is included in expenses from ordinary activities.

Expected cost is based on current costs and current technology, encompassing the closure and removal or disposal of facilities, and site cleanup and rehabilitation. Much of the restoration and rehabilitation work can be done only after the termination of operations, which will generally be many years hence, and accordingly the consideration of work required takes into account current and anticipated legal obligations and industry best practice.

Taxation

Tax effect accounting is applied in respect of income tax and resource rent tax. Deferred tax liabilities, the provision for resource rent tax (non-current liabilities) and deferred tax assets (non-current assets) represent the tax effect of timing differences which arise from the recognition in the accounts of items of revenue and expense in periods different to those in which they are assessable or allowable for income tax or resource rent tax purposes.

Income taxes have not been provided on undistributed overseas earnings of controlled entities to the extent the earnings are intended to remain indefinitely invested in those entities. Any such amount is immaterial.

Future income tax and capital gains tax benefits in respect of losses incurred by BHP Billiton Limited Group companies together with carried forward resource rent tax benefits are included in the Statement of Financial Performance where realisation of the benefits is considered to be virtually certain. In so doing it is recognised that the realisation of the benefits will depend upon:

(a) an expectation that legislation will not change in a manner which would adversely affect the ability of the companies concerned to realise the benefits;

(b) the ability of the companies concerned to comply with the conditions for deductibility imposed by law; and

(c) the ability of the companies concerned to either derive future assessable income of a nature and of sufficient amount to enable the benefits to be realised, or to transfer tax losses to related companies.

Deferred tax assets and liabilities are carried at the rates that are expected to apply when the balances are settled.

Capital gains tax, if applicable, is provided for in establishing period income tax when an asset is sold. Revaluations of non-current assets in prior years, take account of any potential capital gains tax.

Recoverable amounts of non-current assets

All non-current assets are reviewed at least bi-annually to determine whether their carrying amounts require write-down to recoverable amount. Estimated recoverable amount is determined using expected net cash flows discounted at an interest rate based on the long term interest bearing liabilities of the BHP Billiton Limited Group. For the current year the discount rate was 7.1% (2000 - 7.1%).

NOTES TO FINANCIAL STATEMENTS CONTINUED

1 Statement of accounting policies continued

Investments accounted for using the equity method

Investments in associated entities have been accounted for under the equity method in the consolidated financial statements and the cost method in the subsidiary financial statements.

Other financial assets

Investments in controlled entities are recorded at deemed cost following adoption of revised AASB 1041: Revaluation of Non-Current Assets at 1 July 2000.

Other investments are recorded at cost and dividends are credited to profit on a receivable basis. Interest is included in the Statement of Financial Performance on an accrual basis.

Interests in partnerships are recognised by including in the accounts the BHP Billiton Limited Group's portion of the partnership profits. The investment value is affected by the share of profits, equity contributions, advances and any distribution of partnership profits to the equity partners. These are classified in the Statement of Financial Position as other financial assets.

Joint ventures

Interests in unincorporated joint ventures are recognised by including in the accounts under the appropriate items the BHP Billiton Limited Group's proportion of the joint venture costs, assets and liabilities. The major interests in unincorporated joint ventures are listed in note 46, with assets listed in note 47.

Inventories

Inventories, including work in progress, are valued at the lower of cost and net realisable value. Cost is determined primarily on the basis of average costs. In some cases, the first-in-first-out method or actual cost is used. For processed inventories, cost, which includes fixed and variable overheads, is derived on an absorption costing basis.

Deferred overburden removal costs

Where appropriate the costs associated with removing overburden from mines are deferred and included in the Statement of Financial Performance on a unit of production basis utilising average stripping ratios.

Property, plant and equipment

- *Valuation in accounts*

  Property, plant and equipment has been recorded at deemed cost following adoption of revised AASB 1041: Revaluation of Non-Current Assets at 1 July 2000. Comparatives have been restated accordingly.

- *Current values of land and buildings*

  The current value of land is determined mainly by reference to rating authority valuations, or cost for recent acquisitions, except where land is an integral part of a producing asset with no significant value beyond such use, in which case book value is used.

  The current value of buildings is based primarily on depreciated replacement value. Buildings which are integral parts of producing plant are classified as plant and equipment and accordingly excluded from this valuation.

  The current values of land and buildings are disclosed in note 20.

- *Disposals*

  Disposals are taken to account in profit/(loss) from ordinary activities, except where they represent the sale or abandonment of a significant business or all of the assets associated with such a business, and are not considered to be of a recurring nature, in which case they are treated as extraordinary items.

- *Depreciation of property, plant and equipment*

  Depreciation is provided on buildings, plant, machinery, mineral rights and other items used in producing revenue, at rates based on the following expected useful lives:

Buildings	– up to 40 years
Plant, machinery and equipment	– up to 30 years
Mineral rights	– based on the estimated life of reserves
Exploration, evaluation and development expenditures	– based on the estimated life of reserves
Capitalised leased assets	– up to 30 years or life of lease, whichever is shorter
Computer systems	– up to 8 years

Leased assets

Assets acquired under finance leases are capitalised. Lease payments are allocated between borrowing costs and a reduction in the lease liability.

Operating lease assets are not capitalised and, except as described below, rental payments are included in the Statement of Financial Performance in the period in which they are incurred. Provision is made for future operating lease payments in relation to surplus lease space when it is first determined that the space will be of no probable future benefit. Operating lease incentives are recognised as a liability when received and subsequently reduced by allocating lease payments between rental expense and the liability.

NOTES TO FINANCIAL STATEMENTS CONTINUED

1 Statement of accounting policies continued

Intangible assets

Amounts paid for identifiable (patents, trademarks and licences) and unidentifiable (goodwill) intangible assets are capitalised and then amortised on a straight line basis over the expected periods of benefit. The maximum period applied for goodwill is twenty years, and unamortised balances are reviewed at each balance date to assess the probability of continuing future benefits.

Provision for employee benefits

Provision is made in the accounts for all employee benefits, including on-costs. In relation to industry-based long service leave funds, the BHP Billiton Limited Group's share of receivables and payables, including obligations for funding shortfalls, have been recognised.

Expenses for defined benefit pension schemes and unfunded post retirement medical schemes are recognised so as to allocate the cost systematically over the employees' service lives on the basis of independent actuarial advice. A pension obligation or asset is consequently recognised in the Statement of Financial Position to the extent that the contributions paid either lag or precede expense recognition.

Employee ownership plans

For the BHP Billiton Limited Group these comprise an Employee Share Plan, Performance Rights, Bonus Equity Share Plan and an Executive Share Scheme, details of which are described in note 30.

Shares issued under the Employee Share Plan and Bonus Equity Share Plan are treated as equity contributions; where applicable loans to fund the purchase of these shares are shown as receivables. No equity contributions are recognised at the time of issuing either Performance Rights or options under the Employee Share Plan. If exercised, contributions are recognised as equity. Shares issued under the Executive Share Scheme are treated as equity to the extent the shares are paid up.

For the purpose of disclosure required by US Statement of Financial Accounting Standards No. 123, where appropriate a 'fair value' of these securities is determined using modified Black-Scholes option pricing techniques. Refer note 30.

Derivatives

The BHP Billiton Limited Group is exposed to changes in interest rates, foreign currency exchange rates and commodity prices and, in certain circumstances, uses derivative financial instruments to hedge these risks.

When undertaking risk mitigation transactions, hedge accounting principles are applied, whereby derivatives are matched to the specifically identified commercial risks being hedged. These matching principles are applied to both matured and unmatured transactions. Derivatives undertaken as hedges of anticipated transactions are recognised when such transactions are recognised. Upon recognition of the underlying transaction, derivatives are valued at the appropriate market spot rate.

When an underlying transaction can no longer be identified, gains or losses arising from a derivative that has been designated as a hedge of that transaction will be included in the Statement of Financial Performance whether or not such derivative is terminated.

When a hedge is terminated, the deferred gain or loss that arose prior to termination is:

(a) deferred and included in the measurement of the anticipated transaction when it occurs; or

(b) included in the Statement of Financial Performance where the anticipated transaction is no longer expected to occur.

The premiums paid on interest rate options and foreign currency put and call options are included in other assets and are deferred and included in the settlement of the underlying transaction.

When undertaking strategic financial transactions, all gains and losses are included in the Statement of Financial Performance at the end of each reporting period. The premiums paid on strategic financial transactions are included in the Statement of Financial Performance at the inception of the contract.

The BHP Billiton Limited Group's objectives for the use of derivatives are stated in note 37.

NOTES TO FINANCIAL STATEMENTS CONTINUED

2 Significant items		Gross $m	Tax $m	Net $m	Net US$m
Individually significant items (before outside equity interests) included within BHP Billiton Limited Group net profit/(loss):					
2001					
Asset write-offs and provisions:					
Minerals:	Ok Tedi (a)	(832)	28	(804)	(410)
	HBI Venezuela (b)	(356)	-	(356)	(182)
Group and unallocated items:	HBI Venezuela (b)	(672)	217	(455)	(232)
		(1 860)	245	(1 615)	(824)
Asset sales:					
Minerals:	Equalisation of Queensland Coal interests (c)	248	-	248	127
		248	-	248	127
Restructuring costs and provisions:					
Minerals		(32)	9	(23)	(12)
Steel		(44)	15	(29)	(15)
Group and unallocated items		(14)	4	(10)	(5)
		(90)	28	(62)	(32)
Merger costs:					
Group and unallocated items		(71)	-	(71)	(36)
		(71)	-	(71)	(36)
Changes in accounting policy:					
Minerals:	Restoration and rehabilitation	(78)	24	(54)	(28)
Petroleum:	Restoration and rehabilitation	156	(47)	109	56
Group and unallocated items:	Pension plans	379	(114)	265	135
		457	(137)	320	163
Income tax audit – Non-deductibility of financing costs:					
Group and unallocated items (d)			(63)	(63)	(32)
			(63)	(63)	(32)
Total		(1 316)	73	(1 243)	(634)
2000					
Asset write-offs:					
Minerals		(1 138)	344	(794)	
		(1 138)	344	(794)	
Asset sales: (e)					
Petroleum		150	(1)	149	
Steel		(227)	4	(223)	
Services (f)		63	-	63	
		(14)	3	(11)	
Restructuring costs and provisions:					
Minerals		(9)	1	(8)	
Petroleum		(21)	7	(14)	
Steel		(31)	11	(20)	
Group and unallocated items		(42)	16	(26)	
		(103)	35	(68)	
Restatement of deferred tax balances as a consequence of the change in tax rate from 36% to 34% and 30% applicable from 1 July 2000 and 2001 respectively:					
Minerals			58	58	
Petroleum			36	36	
Steel			87	87	
Net unallocated interest			(3)	(3)	
Group and unallocated items			(12)	(12)	
			166	166	

– 2001 and 1999 refer to the years ended 30 June 2001 and 31 May 1999 respectively.
2000 refers to the thirteen months ended 30 June 2000. Refer note 1 (Change of financial year).

NOTES TO FINANCIAL STATEMENTS CONTINUED

2 Significant items continued	Gross $m	Tax $m	Net $m
2000 continued			
Tax benefit on finalisation of funding arrangements:			
Group and unallocated items		302	302
		302	302
Total	(1 255)	850	(405)
1999			
Asset write-downs and provisions:			
Minerals	(3 395)	399	(2 996)
Petroleum	(210)	-	(210)
Steel	(105)	-	(105)
Group and unallocated items	(13)	-	(13)
	(3 723)	399	(3 324)
Asset sales: (g)			
Minerals	343	4	347
Petroleum	120	1	121
Services (f)	172	1	173
Group and unallocated items	9	(3)	6
	644	3	647
Total	(3 079)	402	(2 677)
Individually significant items included within BHP Billiton Limited net profit/(loss):			
2001			
Asset write-off and provision: *HBI Venezuela (b)*	**(672)**	**217**	**(455)**
Merger costs	**(71)**	**-**	**(71)**
Income tax audit – Non-deductibility of financing costs (d)		**(63)**	**(63)**
Total	**(743)**	**154**	**(589)**
2000			
Nil			
1999			
Asset sale (g)	273	-	273

(a) The BHP Billiton Limited Group has been negotiating with the other shareholders on the terms and conditions related to its exit from Ok Tedi. Based upon the status of these negotiations it has been decided to write-off the BHP Billiton Limited Group's share of Ok Tedi's net assets ($286 million after tax and outside equity interests). The Minerals segment results include an $804 million write-off reflecting 100% of the net assets of Ok Tedi which is prior to deducting outside equity interests of $518 million. From 1 July 2001 no BHP Billiton Limited Group profit from Ok Tedi will be recognised except to the extent that actual dividends are received by the BHP Billiton Limited Group.

(b) The BHP Billiton Limited Group announced on 29 March 2001 that it would cease further investment in HBI Venezuela. Based upon changing operating and market conditions, the plant is not expected to meet the operational and financial performance targets necessary to justify further investment in the project. The total loss on the write-off of the equity investment in HBI Venezuela and the establishment of provisions to cover related financial obligations to banks and other associated costs is $811 million, of which $356 million is reported in the Minerals segment and $455 million is reported in Group and unallocated items.

(c) The net profit from the equalisation of Queensland Coal interests of $248 million includes proceeds of $760 million which have been included in other revenue.

(d) Refer page 122 Income tax audit - Non-deductibility of financing costs.

(e) Net profit from asset sales in 2000 includes proceeds of: Petroleum $327 million, Steel $437 million and Services $81 million, which have been included in other revenue.

(f) Following various asset sales and an internal reorganisation, the Services segment ceased to exist from 1 July 2000. As a consequence, Transport and Logistics is reported in the Steel segment and remaining services businesses including Shared Business Services, Insurances and Corporate Services are reported in Group and unallocated items. Comparative data has been adjusted accordingly. 2000 and 1999 data for Services mainly relates to businesses now sold.

(g) Net profit from asset sales in 1999 includes proceeds of: Minerals $619 million, Petroleum $276 million and Services $489 million, which has been included in other revenue. BHP Billiton Limited net profit from the asset sale in 1999 includes proceeds of $438 million, which has been included as other revenue.

NOTES TO FINANCIAL STATEMENTS CONTINUED

2 Significant items continued

Other significant matters related to the BHP Billiton Limited Group:

2001

- ***BHP Billiton DLC structure***
  On 29 June 2001 BHP Billiton Limited (formerly BHP Limited) and BHP Billiton Plc (formerly Billiton Plc) established a DLC structure to create a diversified global resources group, called BHP Billiton. Under the terms of the DLC structure one existing BHP Billiton Plc share had an economic interest equivalent to 0.4842 existing BHP Billiton Limited shares and to ensure that the economic and voting interest of each BHP Billiton Limited and BHP Billiton Plc share was equivalent there was a bonus issue to BHP Billiton Limited shareholders at a ratio of 1.0651 additional BHP Billiton Limited shares for each existing share held on 5 July 2001. The bonus share issue was effective 29 June 2001. The DLC structure means that the existing primary listings on the Australian and London stock exchanges will be maintained, as will the secondary listing on the Johannesburg Stock Exchange, (and an American Depositary Receipt listing on the New York Stock Exchange). For details of the DLC structure and a proforma Statement of Financial Position for the BHP Billiton Group at 30 June 2001, refer to note 53.

- ***Income tax audit – Non-deductibility of financing costs***
  As a consequence of an income tax audit conducted by the Australian Taxation Office (ATO), an amount of $229 million has been subject to litigation.

  The dispute concerns the deductibility of financing costs paid to General Electric Company in connection with the BHP Billiton Limited Group's acquisition of the Utah Group in the early 1980's. On 23 November 1999, the Federal Court ruled in favour of the BHP Billiton Limited Group. On 18 October 2000, the Full Bench of the Federal Court ruled in favour of the ATO. The BHP Billiton Limited Group sought leave to appeal to the High Court of Australia (High Court) and the hearing occurred on 10 August 2001. The High Court has refused the BHP Billiton Limited Group leave to appeal on the general question of deductibility but did allow leave to appeal on the question of whether the ATO had the power to amend the 1985 assessment.

  An amount of $79 million was paid in 1992 and up to 2001 was accounted for as a non-current asset. At 30 June 2001, the accounts have been adjusted to include a tax expense of $63 million relating to refusal of the High Court to grant leave to appeal on the deductibility of financing costs. A non-current asset of $16 million will be carried forward.

  In July 2001, the outstanding balance of $150 million was paid. This amount will also be recorded as a non-current asset in the 2002 fiscal year. This together with the $16 million carried forward from the 2001 year represents the tax and interest in dispute in relation to the 1985 assessment.

- ***Spin-out of steel businesses***
  The long products steel business was spun-out with effect from 31 October 2000 via OneSteel Limited. As a result of this transaction, contributed equity was reduced by $1 244 million, including spin-out costs of $57 million. This reflected a capital reduction of $0.66 per share. The spin-out resulted in BHP Billiton Limited shareholders being issued one OneSteel Limited share for every four shares held in BHP Billiton Limited.

  On 19 March 2001, BHP Billiton Limited announced its intention to spin-out the remaining steel businesses. The spin-out is expected to be completed no later than the end of the 2002 financial year.

- ***Acquisition of Dia Met Minerals Ltd***
  The BHP Billiton Limited Group successfully acquired 98.2% of the Class A subordinate voting shares (Class A shares) and 84.9% of the Class B multiple voting shares (Class B shares) of Dia Met Minerals Ltd (Dia Met) for C$21.00 per share. This price valued Dia Met at $813 million. The BHP Billiton Limited Group intends to exercise its statutory right to compulsorily acquire the remaining Class A shares. Following this, the BHP Billiton Limited Group may consider a "going private" transaction to acquire the remaining Class B shares. Dia Met is a publicly traded Canadian minerals exploration and development company with a primary focus on diamonds. Dia Met's principal asset is a 29% joint venture interest in the Ekati™ diamond mine.

- ***Acquisition of QCT Resources Ltd (QCT)***
  BHP Billiton Limited and Mitsubishi jointly acquired QCT during the current year. In December 2000 a range of integration activities were announced including the closure of South Blackwater (Queensland) underground mining by December 2001 and the combining of the South Blackwater open cut operations with the existing Central Queensland Coal Associates (CQCA) Blackwater mine. Subsequently in June 2001, the BHP Billiton Limited Group and Mitsubishi completed an agreement to move to equal ownership of their interests in the CQCA and Gregory joint ventures. The agreement resulted in the transfer of 18.285% of the CQCA joint venture and 30.325% of the Gregory joint venture from the BHP Billiton Limited Group to Mitsubishi for $1 005 million, comprising net proceeds from the sale of approximately $760 million together with $245 million mainly representing the assumption by Mitsubishi of the BHP Billiton Limited Group's share of debt held by QCT. The BHP Billiton Limited Group and Mitsubishi will jointly operate the assets and market the coal produced.

NOTES TO FINANCIAL STATEMENTS CONTINUED

2 Significant items continued

- ***Share buy-back program***

  BHP Billiton Limited announced an on-market share buy-back program for the purchase of up to 90 million shares (approximately five percent of issued capital). Following implementation of the DLC structure, the buy-back program has been adjusted such that the number of shares to be purchased continues to represent approximately five percent of issued capital. The buy-back program is expected to be completed by September 2002, depending on market circumstances. As at 30 June 2001, there have been no shares bought back under this program.

2000

- ***Change of financial year***

  Directors announced on 17 December 1999 that the financial year end for the BHP Billiton Limited Group would change from 31 May to 30 June with effect from 30 June 2000. All subsequent financial years commence on 1 July and end on 30 June.

1999

- ***Beswick Pty Limited restructure***

  A resolution was passed at an extraordinary general meeting of BHP Billiton Limited shareholders on Friday 26 February 1999, to enter into the BHP Buy-back Agreement. This agreement enabled the buy-back and cancellation of BHP Billiton Limited shares held by the Beswick Group in four separate tranches during March 1999. Total cash outflow of this transaction was $74 million required to buy-back, from Foster's Brewing Group Limited (Foster's) and ANZ Executors and Trustee Company Limited, the shares previously held by them in Beswick Pty Limited.

	BHP Billiton Ltd Group				BHP Billiton Ltd	
3 Revenue from ordinary activities	2001 $m	2001 US$m	2000 $m	1999 $m	2001 $m	2000 $m
Sales revenue						
Sale of goods (a)	**20 056**	**10 229**	20 904	18 549	**142**	1 086
Rendering of services	**642**	**327**	602	680	**-**	7
Total sales revenue	**20 698**	**10 556**	21 506	19 229	**142**	1 093
Other revenue						
Interest income	**110**	**56**	96	175	**1 439**	1 205
Dividend income	**27**	**14**	19	20	**3 474**	3 720
Proceeds from sales of non-current assets	**1 077**	**549**	1 761	2 230	**1 117**	180
Management fees	**43**	**22**	33	35	**189**	159
Other income (b)	**524**	**267**	238	232	**4**	64
Total other revenue	**1 781**	**908**	2 147	2 692	**6 223**	5 328

(a) Cost of goods sold for the BHP Billiton Limited Group was $10 239 million (BHP Billiton Limited - $117 million). Comparative data has not been provided as revised AASB 1018: Statement of Financial Performance does not require this disclosure for prior reporting periods.

(b) 2001 for the BHP Billiton Limited Group includes $379 million arising from the accounting policy change for pension plans. Refer note 1 (Change in accounting policies).

NOTES TO FINANCIAL STATEMENTS CONTINUED

4 Expenses from ordinary activities, excluding depreciation, amortisation and borrowing costs (a)	BHP Billiton Ltd Group 2001 $m	2001 US$m	2000 $m	1999 $m	BHP Billiton Ltd 2001 $m	2000 $m
Employee benefits expense	**2 687**	**1 371**			**209**	
Raw materials and consumables used	**3 091**	**1 577**			**20**	
Changes in inventories of finished goods and work in progress	**104**	**53**			**89**	
Net book value of non-current assets sold	**689**	**351**			**1 261**	
Diminution in value of non-current assets	**1 266**	**645**			**454**	
Other expenses from ordinary activities	**9 141**	**4 662**			**1 042**	
Total expenses from ordinary activities, excluding depreciation, amortisation and borrowing costs	**16 978**	**8 659**	18 958	21 116	**3 075**	1 859

(a) Comparative data has not been provided as revised AASB 1018: Statement of Financial Performance does not require this disclosure for prior reporting periods.

5 Depreciation and amortisation	BHP Billiton Ltd Group 2001 $m	2001 US$m	2000 $m	1999 $m	BHP Billiton Ltd 2001 $m	2000 $m
Depreciation relates to						
Buildings	**141**	**72**	132	123	**12**	5
Plant, machinery and equipment	**1 948**	**993**	1 857	1 780	**20**	66
Mineral rights	**52**	**27**	69	61	**-**	-
Exploration, evaluation and development expenditure	**252**	**128**	213	213	**-**	1
Capitalised leased assets	**4**	**2**	4	8	**-**	-
Total depreciation	**2 397**	**1 222**	2 275	2 185	**32**	72
Amortisation relates to						
Goodwill	**5**	**3**	16	31	**-**	-
Other	**-**	**-**	1	2	**-**	-
Total amortisation	**5**	**3**	17	33	**-**	-
Total depreciation and amortisation	**2 402**	**1 225**	2 292	2 218	**32**	72

6 Borrowing costs	BHP Billiton Ltd Group 2001 $m	2001 US$m	2000 $m	1999 $m	BHP Billiton Ltd 2001 $m	2000 $m
Borrowing costs paid or due and payable						
on interest bearing liabilities	**576**	**294**	738	921	**749**	666
on finance leases	**5**	**2**	4	5	**2**	6
Total borrowing costs	**581**	**296**	742	926	**751**	672
deduct						
Amounts capitalised (a)	**28**	**14**	19	194	**-**	1
Borrowing costs charged against net profit/(loss) from ordinary activities	**553**	**282**	723	732	**751**	671

(a) Amounts have been capitalised at a weighted average rate of 6.6% (2000 - 6.4%) on funds borrowed generally.

– 2001 and 1999 refer to the years ended 30 June 2001 and 31 May 1999 respectively.
2000 refers to the thirteen months ended 30 June 2000. Refer note 1 (Change of financial year).

NOTES TO FINANCIAL STATEMENTS CONTINUED

7 Profit and loss items	BHP Billiton Ltd Group 2001 $m	2001 US$m	2000 $m	1999 $m	BHP Billiton Ltd 2001 $m	2000 $m
Net profit/(loss) from ordinary activities is after crediting the following items:						
Profits from sales of						
investments	**56**	**28**	290	751	**16**	3
property, plant and equipment	**405**	**207**	231	158	**9**	31
Net movement in the doubtful debts provision in respect of						
trade receivables	**5**	**3**	3	(3)	**-**	3
sundry receivables	**(4)**	**(2)**	-	-	**15**	(37)
Net profit/(loss) from ordinary activities is after charging the following items:						
Group centre, general and administrative expenses	**191**	**97**	132	143	**191**	132
Losses from sales of						
investments	**38**	**19**	274	1	**10**	31
property, plant and equipment	**35**	**18**	46	37	**159**	1
Diminution in value of						
investments	**332**	**169**	8	60	**454**	103
property, plant and equipment (excluding depreciation)	**839**	**428**	1 163	2 509	**7**	13
inventories	**14**	**7**	24	132	**-**	-
intangibles	**-**	**-**	-	156	**-**	-
other non-current assets	**81**	**41**	4	59	**-**	-
Exploration, evaluation and development expenditures						
incurred and expensed in current period	**394**	**201**	293	454	**-**	-
previously capitalised, written off as unsuccessful or abandoned	**33**	**17**	16	21	**-**	-
Rental expense in respect of operating leases	**535**	**273**	509	500	**22**	25
Government royalties paid and payable						
to Australian governments	**339**	**173**	285	291	**-**	3
to other	**117**	**60**	141	109	**-**	-
Net foreign exchange gain/(loss)	**56**	**29**	(20)	65	**(1)**	2
Bad debts written off in respect of						
trade receivables	**4**	**2**	5	9	**-**	-
sundry receivables	**-**	**-**	-	1	**-**	-
Research and development costs before crediting related grants	**35**	**18**	94	221	**-**	5
Material transfers to provision for						
resource rent tax	**1 196**	**610**	740	301	**-**	-
employee benefits	**354**	**181**	429	509	**10**	81
restoration and rehabilitation (a)	**125**	**64**	83	113	**-**	3
restructuring	**91**	**46**	130	1 005	**51**	65

(a) 2001 excludes $363 million charged to profit as a result of the change in accounting policy for restoration and rehabilitation. Refer note 1 (Change in accounting policies), and note 28.

NOTES TO FINANCIAL STATEMENTS CONTINUED

8 Income tax	BHP Billiton Ltd Group 2001 $m	2001 US$m	2000 $m	1999 $m	BHP Billiton Ltd 2001 $m	2000 $m
Income tax expense						
Prima facie tax calculated at 34 cents (2000 - 36 cents; 1999 - 36 cents) in the dollar on profit/(loss) from ordinary activities	876	447	616	(772)	852	1 375
deduct/(add) tax effect of						
Investment and development allowance	39	20	56	39	-	-
Rebate for dividends	6	3	2	2	979	1 339
Amounts over/(under) provided in prior years	50	25	103	100	6	(3)
Deferred tax restatement	16	8	166	-	-	-
Non-tax effected gains/(losses)	14	7	(28)	(213)	-	-
Non-tax effected capital gains	140	71	22	234	-	-
Recognition of prior year tax losses	266	136	187	85	-	-
Overseas tax rate changes	31	16	-	5	-	-
Research and development incentive	3	2	1	9	-	-
	311	159	107	(1 033)	(133)	39
add/(deduct) tax effect of						
Non-deductible accounting depreciation and amortisation	32	16	60	67	-	1
Non-deductible dividends on redeemable preference shares	51	26	67	65	-	-
Tax differential - non Australian income	52	27	(12)	-	-	-
Foreign expenditure including exploration not presently deductible	107	54	66	134	-	-
Investment and asset write-offs and associated losses/(gains)	321	164	(236)	916	-	-
Non-deductible financing costs	63	32	-	-	63	-
Foreign exchange/other	129	65	65	15	52	56
Income tax expense/(benefit) attributable to ordinary activites	1 066	543	117	164	(18)	96
deduct/(add)						
Income tax benefit/(expense) arising from items taken to exchange fluctuation account (a)	142	72	56	(112)		
Total income tax taken to account	924	471	61	276	(18)	96

Deferred tax assets (non-current)	BHP Billiton Ltd Group 2001 $m	2001 US$m	2000 $m	BHP Billiton Ltd 2001 $m	2000 $m
Future income tax benefit at period end comprises:					
Timing differences					
Depreciation	(47)	(24)	(12)	26	(47)
Exploration expenditure	254	130	212	-	-
Provisions					
– employee benefits	52	27	66	14	37
– restoration and rehabilitation	75	38	161	35	38
– resource rent tax	169	86	138	-	-
– other	42	21	40	27	12
Foreign exchange losses	164	84	117	-	-
Profit in stocks elimination	10	5	32	-	-
Other	(11)	(6)	(105)	92	12
Tax effected losses	182	93	540	-	-
	890	454	1 189	194	52
Income tax paid subject to litigation (b)	16	8	79	16	79
Total deferred tax assets	906	462	1 268	210	131

– 2001 and 1999 refer to the years ended 30 June 2001 and 31 May 1999 respectively.
2000 refers to the thirteen months ended 30 June 2000. Refer note 1 (Change of financial year).

NOTES TO FINANCIAL STATEMENTS CONTINUED

8 Income tax continued	BHP Billiton Ltd Group			BHP Billiton Ltd	
	2001	2001	2000	2001	2000
Deferred tax liabilities(a)(non-current)	$m	US$m	$m	$m	$m
Provision for deferred income tax at period end comprises:					
Timing differences					
Depreciation	**1 851**	**944**	1 754	-	-
Exploration expenditure	**(16)**	**(8)**	(3)	-	-
Provisions					
– employee benefits	**(44)**	**(22)**	(176)	-	-
– restoration and rehabilitation	**(72)**	**(37)**	(62)	-	-
– resource rent tax	**(38)**	**(19)**	(32)	-	-
– deferred income	**(193)**	**(99)**	(225)	-	-
– other	**(6)**	**(3)**	(32)	-	-
Deferred charges	**88**	**45**	94	-	-
Prepayments	**13**	**6**	19	-	-
Withholding tax	**177**	**90**	258	-	-
Other	**88**	**45**	294	-	-
Tax effected losses	**(53)**	**(27)**	(35)	-	-
Total provision for deferred income tax	**1 795**	**915**	1 854	-	-
Non-current provision for income tax	**49**	**25**	42	-	-
Total deferred tax liabilities	**1 844**	**940**	1 896	-	-

Losses not brought to account

The net operating tax loss and capital tax loss carry-forwards not tax effected were $3 631 million as at 30 June 2001; these tax loss carry-forwards expire as summarised below:

		BHP Billiton Ltd Group	
		2001	2001
Year of expiration		$m	US$m
Income tax losses (foreign)			
2003		**35**	**18**
2004		**40**	**20**
2005		**13**	**7**
2007		**1**	**1**
2010		**2**	**1**
2011		**30**	**15**
2012		**205**	**104**
2013		**80**	**41**
2019		**463**	**236**
2020		**794**	**405**
2021		**339**	**173**
unlimited		**689**	**351**
		2 691	**1 372**
Capital tax losses (domestic)	- unlimited	**617**	**315**
Capital tax losses (foreign)	- 2005	**285**	**145**
	- unlimited	**38**	**20**
		3 631	**1 852**

(a) Refer note 31.

(b) Refer note 38.

NOTES TO FINANCIAL STATEMENTS CONTINUED

9 Segment results

The BHP Billiton Limited Group's predominant activities by industry classification are:

- Minerals (exploration for and mining, processing and marketing of iron ore, coal, diamonds, silver, lead, zinc, copper and copper by-products including gold);
- Petroleum (exploration for and production, processing and marketing of hydrocarbons); and
- Steel (manufacture and marketing of steel products and transport and logistics);

Net unallocated interest represents the net after tax cost of debt funding to the BHP Billiton Limited Group excluding interest received by or paid by business segments involving mainly joint venture partner finance.

Group and unallocated items represent Group Centre functions.

Intersegment sales are made on a commercial basis.

Industry classification (a)	External Revenue	Intersegment Revenue	Depreciation and amortisation	Net profit (b)	Segment assets Gross	Segment assets Net	Capital expenditure (c)
2001 $m							
Minerals	**10 159**	**332**	**1 050**	**624**	**13 403**	**8 788**	**1 001**
Petroleum	**6 354**	**41**	**1 007**	**1 916**	**8 137**	**4 230**	**854**
Steel (d)	**6 054**	**618**	**321**	**323**	**5 223**	**3 543**	**116**
Net unallocated interest	**93**			**(343)**			
Group and unallocated items (e)	**(181)**	**85**	**24**	**(1 011)**	**2 424**	**(5 313)**	**73**
BHP Billiton Limited Group	**22 479**	**1 076**	**2 402**	**1 509**	**29 187**	**11 248**	**2 044**
2001 US$m							
Minerals	**5 181**	**169**	**535**	**318**	**6 835**	**4 482**	**510**
Petroleum	**3 240**	**21**	**514**	**977**	**4 150**	**2 157**	**436**
Steel (d)	**3 088**	**315**	**164**	**165**	**2 664**	**1 807**	**59**
Net unallocated interest	**47**			**(175)**			
Group and unallocated items (e)	**(92)**	**44**	**12**	**(515)**	**1 236**	**(2 710)**	**37**
BHP Billiton Limited Group	**11 464**	**549**	**1 225**	**770**	**14 885**	**5 736**	**1 042**
2000 $m							
Minerals	8 830	365	889	480	11 917	8 291	362
Petroleum	5 625	14	883	1 319	7 409	3 434	488
Steel (d)	9 081	517	494	310	7 937	5 739	158
Services	279	213	11	99	7	(5)	8
Net unallocated interest	65			(515)			
Group and unallocated items (e)	(227)	9	15	(100)	2 074	(6 454)	33
BHP Billiton Limited Group	23 653	1 118	2 292	1 593	29 344	11 005	1 049
1999 $m							
Minerals	9 730	498	944	(1 971)	13 187	8 845	1 316
Petroleum	3 203	10	702	232	7 829	4 209	760
Steel (d)	8 590	416	519	186	9 017	6 605	360
Services	802	418	36	241	214	(10)	15
Net unallocated interest	111			(449)			
Group and unallocated items (e)	(515)	34	17	(548)	1 240	(10 288)	9
BHP Billiton Limited Group	21 921	1 376	2 218	(2 309)	31 487	9 361	2 460

(a) Following various asset sales and an internal reorganisation, the Services segment ceased to exist from 1 July 2000. As a consequence, Transport and Logistics is reported in the Steel segment and remaining services businesses including Shared Business Services, Insurances and Corporate Services are reported in Group and unallocated items. Comparative data has been adjusted accordingly. 2000 and 1999 data for Services mainly relates to businesses now sold.

(b) Net profit is before deducting outside equity interests.

(c) Excluding capitalised borrowing costs and capitalised exploration.

(d) Includes the OneSteel Limited business, which was spun-out in October 2000.

(e) Includes consolidation adjustments.

– 2001 and 1999 refer to the years ended 30 June 2001 and 31 May 1999 respectively.
2000 refers to the thirteen months ended 30 June 2000. Refer note 1 (Change of financial year).

NOTES TO FINANCIAL STATEMENTS CONTINUED

9 Segment results continued

Geographical classification	External Revenue	Intersegment Revenue	Net profit (a)	Gross segment assets
2001 $m				
Australia (b)	14 988	276	1 958	14 982
North America	1 840	-	224	4 460
United Kingdom	1 120	-	289	2 364
South America	2 021	-	(25)	4 865
Papua New Guinea	952	-	(778)	322
New Zealand	534	-	77	607
South East Asia	702	-	70	931
Other countries	229	-	37	656
	22 386	276	1 852	29 187
Net unallocated interest	93		(343)	
BHP Billiton Limited Group	22 479	276	1 509	29 187
2001 US$m				
Australia	7 644	141	999	7 641
North America	938	-	114	2 275
United Kingdom	571	-	148	1 206
South America	1 031	-	(13)	2 481
Papua New Guinea	486	-	(397)	164
New Zealand	272	-	39	309
South East Asia	358	-	36	475
Other countries	117	-	19	334
	11 417	141	945	14 885
Net unallocated interest	47		(175)	
BHP Billiton Limited Group	11 464	141	770	14 885
2000 $m				
Australia (b)	14 573	263	1 143	17 358
North America	3 299	-	73	2 531
United Kingdom	968	-	226	2 225
South America	1 956	1	458	4 150
Papua New Guinea	1 161	-	71	979
New Zealand	682	-	59	602
South East Asia	704	-	22	1 030
Other countries	245	-	56	469
	23 588	264	2 108	29 344
Net unallocated interest	65		(515)	
BHP Billiton Limited Group	23 653	264	1 593	29 344

– 2001 and 1999 refer to the years ended 30 June 2001 and 31 May 1999 respectively.
2000 refers to the thirteen months ended 30 June 2000. Refer note 1 (Change of financial year).

NOTES TO FINANCIAL STATEMENTS CONTINUED

9 Segment results continued

Geographical classification continued	External Revenue	Intersegment Revenue	Net profit (a)	Gross segment assets
1999 $m				
Australia (b)	14 043	199	837	19 225
North America	2 889	27	(2 249)	3 135
United Kingdom	594	5	(4)	2 575
South America	1 558	33	99	3 394
Papua New Guinea	859	-	65	1 100
New Zealand	836	1	(90)	697
South East Asia	786	-	41	930
Other countries	245	-	(559)	431
	21 810	265	(1 860)	31 487
Net unallocated interest	111		(449)	
BHP Billiton Limited Group	21 921	265	(2 309)	31 487

(a) *Net profit is before deducting outside equity interests.*

(b) *Export sales amounting to $7 892 million, $6 489 million and $6 284 million are included in Australian revenue from ordinary activities for 2001, 2000 and 1999 respectively. Approximately 28%, 27% and 27% of such sales during 2001, 2000 and 1999 respectively, were to customers in Japan.*

10 Dividends

	BHP Billiton Ltd Group 2001 $m	2001 US$m	2000 $m	1999 $m	BHP Billiton Ltd 2001 $m	2000 $m
Dividends declared (a)	**466**	**238**	463	453	**466**	463
Dividends paid (b)	**446**	**227**	440	1 868	**446**	440
	912	**465**	903	2 321	**912**	903
deduct Dividends or equivalent paid or payable on shares held by controlled entities and on buy-back of those shares (Beswick Group) (b)				1 437		
				884		
deduct Bonus Share Plan participation - equivalent dividends				118		
Dividends paid or payable to members of BHP Billiton Limited (c)	**912**	**465**	903	766	**912**	903

Dividends per share for 2001 were 51.0 cents (26.0 cents fully franked at a rate of 30% and 25.0 cents unfranked) (2000 - 51.0 cents unfranked; 1999 - 51.0 cents fully franked at 36%).

Dividends per share as declared and adjusted for the bonus issue for 2001 were 24.7 cents (12.6 cents fully franked at a rate of 30% and 12.1 cents unfranked) (2000 - 24.7 cents unfranked; 1999 - 24.7 cents fully franked at 36%).

Dividends per American Depositary Share (ADS) (as declared) for 2001 were 102.0 cents (2000 -102.0 cents; 1999 - 102.0 cents). Dividends per ADS as declared and adjusted for the bonus issue for 2001 were 49.4 cents (2000 - 49.4 cents; 1999 - 49.4 cents). For the periods indicated, each ADS represents two ordinary shares.

(a) Dividends declared at 30 June 2001 were paid on 2 July 2001.

(b) 338 066 630 shares held by the Beswick Group were bought back and cancelled by BHP Billiton Limited in March 1999. The buy-back consideration included a dividend component of $1 352 million. Refer note 29.

(c) The BHP Billiton Limited Group had a franking account balance of $225 million at 34 cents in the dollar, available at 30 June 2001 before the 2 July 2001 dividend payment. An amount of $466 million at 30 cents in the dollar was used as a result of the 2 July 2001 dividend payment. (The BHP Billiton Limited Group had a franking account balance of $24 million at 36 cents in the dollar available at 30 June 2000). It is anticipated that dividends payable in the following year will be fully franked.

- 2001 and 1999 refer to the years ended 30 June 2001 and 31 May 1999 respectively.
2000 refers to the thirteen months ended 30 June 2000. Refer note 1 (Change of financial year).

NOTES TO FINANCIAL STATEMENTS CONTINUED

11 Earnings per share	2001	BHP Billiton Ltd Group 2001 US	2000 (a)	1999 (a)
Basic earnings per share (cents) (b) (c) (d)	**54.4**	**27.7**	44.5	(64.6)
Diluted earnings per share (cents) (e) (f)	**53.9**	**27.5**	44.1	(64.6)
Weighted average number of fully paid shares (millions)				
– basic earnings per share	**3 689**		3 653	3 577
– diluted earnings per share (e) (g)	**3 767**		3 753	3 577

(a) Comparative data has been restated to take into account the bonus share issue effective 29 June 2001. Refer Note 29.

(b) Based on net profit/(loss) attributable to members of BHP Billiton Limited.

	2001	2001 US	2000 (a)	1999 (a)
(c) Basic earnings per American Depositary Share (ADS) (cents) For the periods indicated, each ADS represents two ordinary shares.	**108.8**	**55.4**	89.0	(129.2)

(d) Basic earnings per share would have been 45.8 cents (2000 - 41.2 cents; 1999 - (66.9) cents) had the revised accounting policies for restoration and rehabilitation provisions, pension costs and employee compensation costs been applied throughout the respective financial periods. Refer note 1 (Change in accounting policies).

(e) Performance Rights are excluded and would only be included when an issue of shares is expected to occur.

(f) Diluted earnings per share would have been 45.5 cents (2000 - 40.8 cents; 1999 - (66.9) cents) had the revised accounting policies for restoration and rehabilitation provisions, pension costs and employee compensation costs been applied throughout the respective financial periods. Refer note 1 (Change in accounting policies).

(g) The weighted average diluted number of ordinary shares has been adjusted for the effect of Employee Share Plan options and Executive Share Scheme partly paid shares to the extent they were dilutive at balance date. Refer note 30.

12 Receivables (current)	BHP Billiton Ltd Group 2001 $m	2001 US$m	2000 $m	BHP Billiton Ltd 2001 $m	2000 $m
Trade receivables (a)	**1 832**	**934**	2 025	**22**	114
deduct provision for doubtful debts	**19**	**9**	24	**1**	1
Total trade receivables	**1 813**	**925**	2 001	**21**	113
Sundry receivables					
Employee Share Plan loans	**15**	**8**	14	**14**	12
Other	**793**	**404**	616	**21 103**	22 886
deduct provision for doubtful debts	**6**	**3**	2	**22**	37
Total sundry receivables	**802**	**409**	628	**21 095**	22 861
Total current receivables (b)	**2 615**	**1 334**	2 629	**21 116**	22 974

(a) The value of trade receivables at 30 June 2001 would have been $61 million higher (2000 - $135 million) but for sale of such receivables. Collections of $227 million (2000 - $291 million) were held on behalf of the purchasers of the receivables at 30 June 2001, and have been classified as sundry creditors.

(b) Includes US$ denominated receivables to the value of $1 213 million (2000 - $1 261 million).

– 2001 and 1999 refer to the years ended 30 June 2001 and 31 May 1999 respectively. 2000 refers to the thirteen months ended 30 June 2000. Refer note 1 (Change of financial year).

NOTES TO FINANCIAL STATEMENTS CONTINUED

13 Other financial assets (current)	BHP Billiton Ltd Group 2001 $m	2001 US$m	2000 $m	BHP Billiton Ltd 2001 $m	2000 $m
Securities quoted on prescribed stock exchanges					
Shares in other corporations (a)	163	83	-	-	-
Total book value of quoted securities	163	83	-	-	-
Securities not quoted on prescribed stock exchanges					
Term deposits	-	-	4	-	-
Total book value of not quoted securities	-	-	4	-	-
Total current other financial assets	163	83	4	-	-

(a) Market value of quoted shares in other corporations is $207 million.

14 Inventories (current)	BHP Billiton Ltd Group 2001 $m	2001 US$m	2000 $m	BHP Billiton Ltd 2001 $m	2000 $m
Raw materials and stores					
At cost	453	231	474	-	8
	453	231	474	-	8
Work in progress					
At net realisable value	18	9	23	-	13
At cost	468	239	649	-	148
	486	248	672	-	161
Finished goods					
At net realisable value	53	27	39	-	4
At cost	476	243	773	16	15
	529	270	812	16	19
Spares and other					
At cost	153	78	180	-	47
	153	78	180	-	47
Total current inventories					
At net realisable value	71	36	62	-	17
At cost	1 550	791	2 076	16	218
	1 621	827	2 138	16	235

15 Other assets (current)	BHP Billiton Ltd Group 2001 $m	2001 US$m	2000 $m	BHP Billiton Ltd 2001 $m	2000 $m
Deferred charges and prepayments	219	112	271	1	2

16 Receivables (non-current)	BHP Billiton Ltd Group 2001 $m	2001 US$m	2000 $m	BHP Billiton Ltd 2001 $m	2000 $m
Sundry receivables					
Employee Share Plan loans (a)	41	21	40	34	31
Other	187	95	149	3 364	2 980
Total non-current receivables	228	116	189	3 398	3 011

(a) The value of Employee Share Plan loans at 30 June 2001 would have been $279 million higher (2000 - $452 million) but for sale of such loans. Refer note 12.

NOTES TO FINANCIAL STATEMENTS CONTINUED

17 Investments accounted for using the equity method

Major shareholdings in associated entities	Principal activities	Reporting date	Ownership interest (a)				Carrying value of investment		
			At associate's reporting date		At BHP Billiton Ltd Group reporting date		BHP Billiton Ltd Group		
			2001 %	2000 %	2001 %	2000 %	2001 $m	2001 US$m	2000 $m
Samarco Mineração S.A. (b)	Iron ore mining	31 Dec	50.0	49.0	50.0	50.0	498	254	394
Orinoco Iron C.A.	HBI production	30 Sept	50.0	50.0	50.0	50.0	-	-	238
QCT Resources Ltd (c)	Coal mining	30 Jun	-	-	-	-	-	-	-
							498	254	632

	BHP Billiton Ltd Group		
	2001 $m	2001 US$m	2000 $m
Share of net profit of associated entities			
Profit before income tax	77	39	49
Income tax expense	(48)	(24)	(19)
Share of net profit of associated entities	29	15	30
Share of associated entities' post-acquisition retained profits			
Share of associated entities' retained profits at the beginning of the financial year	258	132	
Share of associated entities' retained profits recognised on initial adoption of AASB 1016: Accounting for Investments in Associates			250
Share of net profit of associated entities	29	15	30
Dividends received/receivable from associated entities	(54)	(28)	(24)
Disposal of associated entities	(38)	(19)	-
Write-off of investment in associated entities	122	62	-
Exchange fluctuation	-	-	2
Share of associated entities' retained profits at the end of the financial year	317	162	258
Movements in carrying amount of investments in associated entities			
Carrying amount of investment in associated entities at the beginning of the financial year	632	322	86
Adjustment on initial adoption of AASB 1016			311
Share of net profit of associated entities	29	15	30
Increased investment in associated entities	495	253	186
Dividends received/receivable from associated entities	(54)	(28)	(24)
Disposal of associated entities	(457)	(233)	-
Write-off of investment in associated entities	(275)	(140)	-
Exchange fluctuation	128	65	43
Carrying amount of investments in associated entities at the end of the financial year	498	254	632
Share of associated entities' contingent liabilities and expenditure commitments			
Contingent liabilities - unsecured	150	77	180
Contracts for capital expenditure not completed	35	18	134
Other commitments	31	16	683

(a) The proportion of voting power held by the BHP Billiton Limited Group corresponds to ownership interest.

(b) Equity accounted results for Samarco Mineração S.A. are now taken up by the BHP Billiton Limited Group on a one month lag (previously on a two month lag, with the $4 million profit impact of the reduced lag reflected in the BHP Billiton Limited Group result in 2001). An additional 1% ownership interest was acquired in June 2000 and was reflected in the BHP Billiton Limited Group result for 2001.

(c) A 50% interest in QCT Resources Ltd was acquired on 20 October 2000 and equity accounted from 1 November 2000 until its disposal on 28 June 2001.

– 2001 and 1999 refer to the years ended 30 June 2001 and 31 May 1999 respectively. 2000 refers to the thirteen months ended 30 June 2000. Refer note 1 (Change of financial year).

NOTES TO FINANCIAL STATEMENTS CONTINUED

18 Other financial assets (non-current) (a)	BHP Billiton Ltd Group 2001 $m	2001 US$m	2000 $m	BHP Billiton Ltd 2001 $m	2000 $m
Securities quoted on prescribed stock exchanges					
Shares in other corporations (b)	-	-	210	-	-
	-	-	210	-	-
Securities not quoted on prescribed stock exchanges					
Shares in controlled entities				18 832	12 852
Shares in other corporations (c)	84	43	132	-	-
	84	43	132	18 832	12 852
Advances and partnerships (d)	173	88	157	-	-
Total book value of not quoted securities	257	131	289	-	-
Total non-current other financial assets	257	131	499	18 832	12 852

(a) Following the adoption of revised Australian Accounting Standard AASB 1041: Revaluation of Non-Current Assets, other financial assets previously carried at Directors valuation have reverted to a deemed cost basis of measurement. Refer note 1 (New accounting standards). For the BHP Billiton Limited Group, 2000 included shares in other corporations of $6 million, previously carried at Directors' valuation. For BHP Billiton Limited, 2000 included shares in controlled entities of $4 362 million previously carried at Directors' valuation.

(b) Market value of quoted securities

Shares in other corporations (e)	-	-	206	-	-
Total market value of non-current quoted securities	-	-	206	-	-

(c) 2001 includes an amount of $52 million representing a 49% interest in Elkem Mangan which was disposed of with effect 1 July 2001, for the purposes of the BHP Billiton Limited Group consolidated result.

(d) Includes 50% investment in North Star BHP Steel, a US steel manufacturer, of $160 million (2000 - $146 million).

(e) These investments were previously carried at cost as it was considered that their carrying value would be recovered.

19 Inventories (non-current)					
Raw materials and stores					
At cost	79	40	46	-	-
	79	40	46	-	-
Spares and other					
At net realisable value	6	3	7	-	-
At cost	61	31	106	-	12
	67	34	113	-	12
Total non-current inventories					
At net realisable value	6	3	7	-	-
At cost	140	71	152	-	12
	146	74	159	-	12

NOTES TO FINANCIAL STATEMENTS CONTINUED

20 Property, plant and equipment	Gross value of assets	Accumulated depreciation 2001 $m	Net value of assets	Net value of assets 2001 US$m	Gross value of assets	Accumulated depreciation 2000 $m	Net value of assets
BHP Billiton Limited Group (a)							
Land and buildings (b) (c)	2 332	948	1 384	706	2 881	1 104	1 777
Plant, machinery and equipment (d)	26 637	12 378	14 259	7 272	26 715	12 123	14 592
Mineral rights (e)	2 708	879	1 829	933	1 935	789	1 146
Exploration, evaluation and development expenditures carried forward in areas of interest (f)							
- now in production	2 460	1 145	1 315	670	2 736	1 315	1 421
- in development stage but not yet producing	722	1	721	368	227	4	223
- in exploration and/or evaluation stage	591	133	458	234	489	114	375
Capitalised leased assets (g)	64	16	48	24	64	12	52
Total property, plant and equipment	35 514	15 500	20 014	10 207	35 047	15 461	19 586
BHP Billiton Limited (a)							
Land and buildings (b) (c)	54	28	26		105	31	74
Plant, machinery and equipment (d)	141	95	46		929	287	642
Exploration, evaluation and development expenditures carried forward in areas of interest (f)							
- now in production	-	-	-		15	1	14
Total property, plant and equipment	195	123	72		1 049	319	730

(a) Following the adoption of revised Australian Accounting Standard AASB 1041: Revaluation of Non-Current Assets, all classes of property, plant and equipment previously carried at Directors' valuation have reverted to a deemed cost basis of measurement. Refer note 1 (New accounting standards). Comparatives presented above include amounts previously carried at Directors' valuation as follows:

	BHP Billiton Ltd Group 2000 $m	BHP Billiton Ltd 2000 $m
Land and buildings	101	31
Plant, machinery and equipment	1 367	376
Mineral rights	189	
Exploration, evaluation and development expenditures carried forward in areas of interest now in production	41	3
Total property, plant and equipment previously carried at Directors' valuation	1 698	410

(b) Current value of land and buildings	BHP Billiton Ltd Group 2001 $m	2001 US$m	2000 $m	BHP Billiton Ltd 2001 $m	2000 $m
Land	442	226	468	15	29
Buildings	1 759	897	2 038	15	127
	2 201	1 123	2 506	30	156

NOTES TO FINANCIAL STATEMENTS CONTINUED

20 Property, plant and equipment continued

	BHP Billiton Ltd Group			BHP Billiton Ltd	
	2001 $m	2001 US$m	2000 $m	2001 $m	2000 $m
(c) Land and buildings					
Balance at the beginning of the financial period	1 777	906	1 993	74	95
Capital expenditure (including capitalised interest)	40	21	53	-	-
Depreciation	(141)	(72)	(132)	(12)	(5)
Net disposals of land and buildings including controlled entities	(252)	(128)	(138)	(29)	(3)
Amounts written off	(156)	(80)	(90)	(6)	(5)
Exchange variations & other movements	116	59	91	(1)	(8)
Balance at the end of the financial period	1 384	706	1 777	26	74
(d) Plant, machinery and equipment					
Balance at the beginning of the financial period	14 592	7 442	17 179	642	694
Capital expenditure (including capitalised interest)	1 486	757	958	29	25
Depreciation	(1 948)	(993)	(1 857)	(20)	(66)
Net disposals of plant, machinery and equipment including controlled entities	(1 020)	(520)	(942)	(549)	(13)
Amounts written off	(449)	(229)	(1 073)	(1)	(8)
Impact of restoration and rehabilitation policy change	787	401		-	
Exchange variations & other movements	811	414	327	(55)	10
Balance at the end of the financial period	14 259	7 272	14 592	46	642
(e) Mineral rights					
Balance at the beginning of the financial period	1 146	585	1 200		
Depreciation	(52)	(27)	(69)		
Net acquisitions of mineral rights of controlled entities	667	340	-		
Exchange variations & other movements	68	35	15		
Balance at the end of the financial period	1 829	933	1 146		
(f) *Exploration, evaluation and development expenditures carried forward*					
Balance at the beginning of the financial period	2 019	1 030	2 166	14	12
Depreciation	(252)	(128)	(213)	-	(1)
Capital expenditure (including capitalised exploration and interest)	674	343	121	-	-
Net acquisitions/(disposals) of exploration expenditures including controlled entities	77	39	(137)	(14)	-
Amounts written off	(234)	(119)	-	-	-
Exchange variations & other movements	210	107	82	-	3
Balance at the end of the financial period (h)	2 494	1 272	2 019	-	14
(g) Capitalised leased assets					
Balance at the beginning of the financial period	52	26	93		
Depreciation	(4)	(2)	(4)		
Exchange variations & other movements	-	-	(37)		
Balance at the end of the financial period	48	24	52		

(h) Includes $10 million (2000 - $146 million) transferred from exploration and/or evaluation stage to development stage, not yet producing, and $32 million (2000 - $278 million) transferred from development stage, not yet producing to now in production.

NOTES TO FINANCIAL STATEMENTS CONTINUED

	BHP Billiton Ltd Group			BHP Billiton Ltd	
	2001	2001	2000	2001	2000
21 Intangible assets	$m	US$m	$m	$m	$m
Goodwill at cost	3	2	264	-	-
deduct amounts amortised	1	1	134	-	-
	2	1	130	-	-
Patents, trademarks and licences at cost	14	7	11	-	-
deduct amounts amortised	14	7	11	-	-
	-	-	-	-	-
Total intangible assets	2	1	130	-	-
22 Other assets (non-current)					
Deferred charges and prepayments	1 335	681	800	3	14
23 Payables (current)					
Trade creditors	1 905	972	1 520	9	116
Sundry creditors	908	463	1 046	23 798	20 897
Total current payables	2 813	1 435	2 566	23 807	21 013
24 Interest bearing liabilities (current) (a) (b)					
Current portion of unsecured long term loans					
- Bank loans	101	51	358	-	-
- Other	-	-	391	-	-
Total current portion of long term loans	101	51	749	-	-
Current portion of - Non-recourse finance (c)	3	2	18	-	-
- Redeemable preference shares	700	357	1 539	-	-
- Finance leases	4	2	3	-	-
Short term interest bearing liabilities					
- Unsecured bank loans	23	11	97	-	-
- Unsecured other	70	36	22	-	-
Bank overdrafts - Unsecured	72	37	102	-	7
Total other interest bearing liabilities	872	445	1 781	-	7
Total current interest bearing liabilities	973	496	2 530	-	7
Current interest bearing liabilities other than finance leases and bank overdrafts, classified as to currency					
Australian dollars (d)	1 076	549	1 222	-	-
US dollars (e) (f)	(423)	(216)	907	-	-
UK pounds (f)	98	50	84	-	-
Canadian dollars (f)	65	33	126	-	-
Other currencies	81	41	86	-	-
	897	457	2 425	-	-

(a) In determining the classification by currency the effect of cross currency swaps has been taken into account.

(b) Refer note 27.

(c) Secured by charges over certain assets.

(d) 2001 includes an amount of $376 million being the Australian dollar obligation on two cross currency swaps issued in May 1999 and maturing in June 2002 related to the 1992 Yankee Bond issue which matures in December 2012 - Refer also footnote (e) below.

(e) 2001 includes an amount of $(495) million (at the exchange rate prevailing at 30 June 2001) being the US dollar receivables on two cross currency swaps issued in May 1999 and maturing in June 2002 related to the 1992 Yankee Bond issue which matures in December 2012 – Refer also footnote (d) above.

(f) *These amounts were effectively hedged. Refer note 1 (Foreign currency transactions).*

NOTES TO FINANCIAL STATEMENTS CONTINUED

	BHP Billiton Ltd Group			BHP Billiton Ltd	
	2001	2001	2000	2001	2000
25 Other provisions (current)	$m	US$m	$m	$m	$m
Deferred income	**226**	**115**	193	**-**	-
Dividends	**466**	**238**	463	**466**	463
Employee benefits (a)	**364**	**186**	458	**17**	50
Insurance claims	**78**	**40**	64	**-**	-
Restoration and rehabilitation (a)	**94**	**48**	78	**-**	2
Restructuring (a)	**260**	**132**	232	**57**	20
Other	**120**	**61**	47	**56**	2
Total current other provisions	**1 608**	**820**	1 535	**596**	537

(a) Refer note 28.

26 Payables (non-current)					
Trade creditors	**32**	**17**	34	**-**	-
Sundry creditors	**2**	**1**	11	**-**	-
Total non-current payables	**34**	**18**	45	**-**	-

27 Interest bearing liabilities (non-current)					
Unsecured long term loans (at weighted average interest rates) (a)					
Bank loans					
- at average fixed interest rates of 8.1%	**191**	**97**	504	**-**	-
- at average floating interest rates of 6.0%	**260**	**133**	421	**-**	-
Commercial paper					
- at average floating interest rates of 5.1%	**50**	**25**	71	**-**	-
Notes and debentures (issued in the US)					
- at average fixed interest rates of 7.5%	**2 601**	**1 327**	2 977	**-**	-
Medium term notes (issued in Australia)					
- at average fixed interest rates of 7.7%	**200**	**102**	200	**-**	-
- at average floating interest rates of 6.2%	**300**	**153**	300	**-**	-
Other					
- at average fixed interest rates of 8.5%	**391**	**199**	329	**-**	-
- at average floating interest rates of 5.3%	**136**	**69**	83	**-**	-
Total long term loans	**4 129**	**2 105**	4 885	**-**	-
less amounts repayable within twelve months (b)	**101**	**51**	749	**-**	-
Total non-current portion of long term loans	**4 028**	**2 054**	4 136	**-**	-
Redeemable preference shares					
Beswick Pty Ltd As (c)	**700**	**357**	990	**-**	-
Beswick Pty Ltd Bs (d)	**-**	**-**	500	**-**	-
BHP Operations Inc (e)	**890**	**454**	749	**-**	-
BHP Steel (Thailand) Ltd (f)	**-**	**-**	27	**-**	-
Total redeemable preference shares	**1 590**	**811**	2 266	**-**	-
less amounts repayable within twelve months (b)	**700**	**357**	1 539	**-**	-
Total non-current portion of redeemable preference shares	**890**	**454**	727	**-**	-

- 2001 and 1999 refer to the years ended 30 June 2001 and 31 May 1999 respectively.
2000 refers to the thirteen months ended 30 June 2000. Refer note 1 (Change of financial year).

NOTES TO FINANCIAL STATEMENTS CONTINUED

27 Interest bearing liabilities (non-current) continued	BHP Billiton Ltd Group 2001 $m	2001 US$m	2000 $m	BHP Billiton Ltd 2001 $m	2000 $m
Non-recourse finance (g)					
US$ loans for the Escondida project with maturities 2002-2004	**1 047**	**534**	899	-	-
Other non-recourse finance	**109**	**56**	18	-	-
Total non-recourse finance	**1 156**	**590**	917	-	-
less amounts repayable within twelve months (b)	**3**	**2**	18	-	-
Total non-current portion of non-recourse finance	**1 153**	**588**	899	-	-
Total non-current portion of long term loans, redeemable preference shares and non-recourse finance	**6 071**	**3 096**	5 762	-	-
Other non-current interest bearing liabilities					
Finance leases	**67**	**34**	68	-	-
Other	**119**	**61**	38	**6 077**	5 814
Total non-current interest bearing liabilities	**6 257**	**3 191**	5 868	**6 077**	5 814
The total of long term loans, redeemable preference shares and non-recourse finance not currently payable classified as to maturity dates					
Due later than one year and not later than two years	**1 382**	**705**	1 460	-	-
Due later than two years and not later than three years	**490**	**250**	1 368	-	-
Due later than three years and not later than four years	**691**	**352**	52	-	-
Due later than four years and not later than five years	**1 804**	**920**	451	-	-
Due later than five years and not later than ten years	**149**	**76**	1 111	-	-
Due later than ten years	**1 555**	**793**	1 320	-	-
	6 071	**3 096**	5 762	-	-
The total of long term loans, redeemable preference shares and non-recourse finance not currently payable classified as to currency (a)					
Australian dollars	**1 771**	**903**	2 827	-	-
US dollars (h)	**3 425**	**1 747**	1 949	-	-
UK pounds (h)	**823**	**420**	837	-	-
Canadian dollars (h)	-	-	64	-	-
Other currencies	**52**	**26**	85	-	-
	6 071	**3 096**	5 762	-	-

(a) Weighted average interest rates and currency classifications take into account the effect of interest rate and cross currency swaps.

(b) Refer note 24.

(c) **Beswick Pty Ltd: 'A' Redeemable preference shares**

700 000 (2000 - 990 000) shares, issued at $1 000 each, fully paid; rebateable, cumulative dividend of 11% per annum; non-participating. The BHP Billiton Limited Group holds options to purchase these shares, subject to certain conditions. The holders have agreed not to exercise their rights of redemption prior to 28 September 2001 (in relation to 700 000 shares) at which time the shares may be redeemed. 290 000 shares were redeemed on 19 June 2001 for $1 000 per share.

(d) **Beswick Pty Ltd: 'B' Redeemable preference shares**

Nil (2000 - 500 000) shares, issued at $1 000 each, fully paid; rebateable, cumulative dividend of 8% per annum; non-participating. Redeemed for $1 000 per share on 28 September 2000.

(e) **BHP Operations Inc: Preferred stock**

- Auction market preferred stock:
  600 (2000 - 1 800) shares issued at US$250 000 each, fully paid preferred stock; cumulative, non-participating, dividend reset on a regular basis reflecting prevailing US market rates; not entitled to any earnings growth or capital appreciation of the issuer. Redeemable at the option of the issuer on any dividend payment date or, if redeemed in full, on any business day.
- Cumulative preferred stock series A:
  3 000 (2000 - nil) shares issued at US$100 000 each, fixed at 6.76% per annum, fully paid and not entitled to any earnings growth or capital appreciation of the issuer. Subject to mandatory redemption on 27 February 2006. Dividends are cumulative and are calculated on the basis of a year of twelve 30 day months.

(f) **BHP Steel (Thailand) Ltd: Preference shares**

Nil (2000 - 6 250 000) shares of 100 Baht each, fully paid, cumulative, dividends zero. Redeemed December 2000.

(g) Secured by charges over certain assets.

(h) These amounts were effectively hedged. Refer note 1 (Foreign currency transactions).

– 2001 and 1999 refer to the years ended 30 June 2001 and 31 May 1999 respectively. 2000 refers to the thirteen months ended 30 June 2000. Refer note 1 (Change of financial year).

NOTES TO FINANCIAL STATEMENTS CONTINUED

28 Other provisions (non-current)	BHP Billiton Ltd Group 2001 $m	2001 US$m	2000 $m	BHP Billiton Ltd 2001 $m	2000 $m
Deferred income	721	368	808	-	-
Employee benefits (a)	803	409	777	39	76
Insurance claims	103	53	112	-	-
Non-executive Directors' retirement benefits	2	1	2	2	1
Resource rent tax	385	196	375	-	-
Restoration and rehabilitation (b) (c) (d)	1 418	723	944	-	6
Restructuring (e)	722	368	689	150	154
Other	39	20	-	-	-
Total non-current other provisions	4 193	2 138	3 707	191	237
(a) Aggregate employee benefits liabilities					
Current (refer note 25)	364	186	458	17	50
Non-current	803	409	777	39	76
	1 167	595	1 235	56	126
(b) Reconciliation of the total provision for restoration and rehabilitation					
Opening balance	1 022	521	1 045	8	5
Charge to profit	125	64	83	-	3
Adjustment for change in accounting policy (d)	363	185		-	-
Amounts paid	(59)	(30)	(59)	-	-
Disposal of businesses and controlled entities	(10)	(5)	(76)	(8)	-
Exchange fluctuations and other movements	71	36	29	-	-
Closing balance	1 512	771	1 022	-	8
Current (refer note 25)	94	48	78	-	2
Non-current	1 418	723	944	-	6
	1 512	771	1 022	-	8
(c) The estimate of total restoration and rehabilitation expenditure (undiscounted) to be incurred by the BHP Billiton Limited Group in the future arising from operations to date including amounts already provided for.	3 171	1 617	2 205		
(d) Refer note 1 (Change in accounting policies).					
(e) Reconciliation of the total provision for restructuring costs					
Opening balance	921	469	1 244	174	258
Charge to profit	91	46	130	51	65
Amounts paid	(124)	(63)	(506)	(18)	(143)
Disposal of controlled entities	(18)	(9)	(18)	-	-
Exchange fluctuations and other movements	112	57	71	-	(6)
Closing balance	982	500	921	207	174
Current (refer note 25)	260	132	232	57	20
Non-current	722	368	689	150	154
	982	500	921	207	174
Total provision for restructuring costs is made up of:					
Remediation and site rehabilitation	661	337	585	151	154
Redundancies	145	74	113	22	19
Business terminations (including contract cancellations)	176	89	223	34	1
	982	500	921	207	174

– 2001 and 1999 refer to the years ended 30 June 2001 and 31 May 1999 respectively.
2000 refers to the thirteen months ended 30 June 2000. Refer note 1 (Change of financial year).

NOTES TO FINANCIAL STATEMENTS CONTINUED

29 Contributed equity	BHP Billiton Ltd Group 2001 $m	2001 US$m	2000 $m	1999 $m	BHP Billiton Ltd 2001 $m	2000 $m
Paid up (a) (b) (c)						
- 3 704 256 885 ordinary shares fully paid (2000 - 1 781 493 241; 1999 - 1 742 907 069)	**6 013**	**3 067**	7 093	6 533	**5 443**	6 523
- 385 000 ordinary shares paid to 71 cents (2000 - 415 000; 1999 - 830 000) (d) (e)	-	-	-	-	-	-
- 3 656 500 ordinary shares paid to 67 cents (2000 - 6 286 500; 1999 - 10 120 000) (d) (e)	-	-	-	-	-	-
- 1 BHP Special Voting Share (2000 - nil; 1999 - nil) (f)	-	-			-	
	6 013	**3 067**	7 093	6 533	**5 443**	6 523

Movements in ordinary fully paid shares for the period	Number of shares 2001	2000	1999
Opening number of shares	**1 781 493 241**	1 742 907 069	2 043 304 785
Shares issued under Dividend Investment Plan (g)	-	21 234 886	20 661 480
Shares issued under Bonus Share Plan (g)	-	3 718 755	7 950 806
Shares issued under Share Purchase Scheme (h)	-	-	4 342 398
Shares issued on exercise of Employee Share Plan options (i)	**7 798 200**	9 309 031	3 004 230
Shares issued on exercise of Performance Rights (i)	**150 920**	75 000	25 000
Bonus shares issued (b)	**1 912 154 524**		
Partly paid shares converted to fully paid (d)	**2 660 000**	4 248 500	1 685 000
Buy-back of shares held by controlled entities (c)			(338 066 630)
Closing number of shares (j)	**3 704 256 885**	1 781 493 241	1 742 907 069

(a) Contributed equity reduced by $1 244 million due to the spin-out of OneSteel Limited, including spin-out costs of $57 million. This reflected a capital reduction of $0.66 per share. The spin-out resulted in BHP Billiton Limited shareholders being issued one OneSteel Limited share for every four shares held in BHP Billiton Limited.

(b) The DLC structure between BHP Billiton Limited and BHP Billiton Plc was established on 29 June 2001. Under the terms of the DLC structure BHP Billiton Limited issued fully paid bonus shares effective 29 June 2001 with the allotment of shares occurring on 9 July 2001. Refer note 53.

(c) 338 066 630 ordinary shares held by the Beswick Group were bought back and cancelled by BHP Billiton Limited during 1999. The consideration for BHP Billiton Limited of $4 067 million was charged against contributed equity ($2 715 million) and retained earnings ($1 352 million). The consideration for the BHP Billiton Limited Group of $74 million was charged against contributed equity. As a consequence of this transaction, the contributed equity for the BHP Billiton Limited Group exceeds the contributed equity for BHP Billiton Limited by $570 million, representing the premium paid by BHP Billiton Limited to the Beswick Group on buy-back. This premium was eliminated on consolidation.

(d) 30 000 (2000 - 415 000; 1999 - 110 000) shares paid to 71 cents and 2 630 000 (2000 - 3 833 500: 1999 - 1 575 000) shares paid to 67 cents were converted to fully paid during 2001. There were no partly paid shares issued during the year (2000 - nil; 1999 - nil).

(e) As a consequence of the OneSteel Limited spin-out an instalment call of $0.66 per share was made on partly paid shares which was then immediately replaced by application of the capital reduction.

(f) Refer note 53 for details of the BHP Special Voting Share.

(g) The Dividend Investment Plan (DIP) and Bonus Share Plan (BSP) each provide shareholders with the opportunity to receive additional shares in lieu of cash dividends. Shares issued during 1999 and 2000 were issued at a discount of 2.5% from the market price. Market price is the average market price of a specified five day period prior to issue. The DIP was suspended following payment of the November 1999 half yearly dividend. Since that dividend was unfranked the BSP was suspended in accordance with BHP Billiton Limited's Constitution and Rule 8 of the BSP on 17 September 1999.

(h) The Share Purchase Scheme enabled shareholders to purchase small parcels of shares at a discount of 2.5% from market price. The scheme was suspended with effect from 1 March 1999.

(i) Refer note 30.

(j) During the period 1 July 2001 to 3 September 2001, 205 000 Executive Share Scheme partly paid shares were paid up in full and 893 566 fully paid ordinary shares (including attached bonus shares) were issued on the exercise of Employee Share Plan options.

NOTES TO FINANCIAL STATEMENTS CONTINUED

30 Employee ownership plans

The following tables relating to options issued under the Employee Share Plan and Performance Rights issued under the BHP Performance Share Plan are presented on a basis excluding the effect of the bonus issue of shares effective 29 June 2001, in accordance with the Rules of the Plans. Refer footnotes (a) and (d) below.

	Employee Share Plan (a)					
	Shares			Options		
	2001	2000	1999	**2001**	2000	1999
Number of shares and options issued since commencement of the plan	**180 981 600**	180 981 600	180 981 600	**79 360 600**	71 978 600	70 933 600
Number of shares and options remaining under the plan	**30 401 200**	42 356 000	63 115 100	**36 135 550**	42 250 800	61 909 850
Loans outstanding ($ million)	**56**	54	136			
During the period						
Shares and options issued	-	-	-	**7 382 000**	1 045 000	29 720 700
Participating employees				**367**	20	46 539
Average issue/exercise price ($)				**18.86**	18.15	16.39
Market value of issues ($ million) (b)				-	-	-
Proceeds from issues ($ million)				-	-	-
Shares issued on exercise of options				**7 798 200**	9 309 031	3 004 230
Employees exercising options				**9 431**	8 562	3 129
Market value of shares on exercise of options ($ million)				**159**	166	47
Proceeds from exercise of options ($ million)				**122**	157	47

	Executive Share Scheme partly paid shares (c)			Performance Rights (d)		
	2001	2000	1999	**2001**	2000	1999
Number of shares and Performance Rights issued since commencement of the plans	**24 468 200**	24 468 200	24 468 200	**3 194 024**	1 000 000	1 000 000
Number of shares and Performance Rights remaining under the plans	**4 041 500**	6 701 500	10 950 000	**2 794 024**	800 000	975 000
During the period						
Shares and Performance Rights issued	-	-	-	**2 194 024**	-	1 000 000
Participating employees				**115**		1
Average issue price ($)				-		-
Market value of issues ($million) (b)				-		-
Proceeds from issues				-		-
Shares issued on exercise of Performance Rights (e)				**150 920**	75 000	25 000
Employees exercising Performance Rights				**1**	1	1
Market value of shares on exercise of Performance Rights ($ million)				**3**	1	-

	Bonus Equity Share Plan (f)		
	2001	2000	1999
Number of shares issued since commencement of the plan	-		

NOTES TO FINANCIAL STATEMENTS CONTINUED

30 Employee ownership plans continued

Employee Share Plan Options and Performance Rights

Month of issue	Number issued	Number of recipients	Number exercised	Shares issued on exercise	Number lapsed	Options and Performance Rights outstanding at Balance date	Options and Performance Rights outstanding at Date of Directors' report	Exercise price (g)(h)	Exercise period
Employee Share Plan options									
December 2000	1 668 000	67	-	-	-	1 668 000	1 668 000	$19.43	July 2003 - Dec 2010
December 2000	1 121 500	59	-	-	-	1 121 500	1 121 500	$19.42	July 2003 - Dec 2010
November 2000	832 500	44	-	-	54 000	778 500	778 500	$18.52	July 2003 - Oct 2010
November 2000	3 760 000	197	-	-	23 500	3 736 500	3 736 500	$18.51	July 2003 - Oct 2010
April 2000	30 000	3	-	-	-	30 000	30 000	$17.13	April 2003 - April 2010
April 2000	454 000	5	-	-	-	454 000	454 000	$17.12	April 2003 - April 2010
December 1999	200 000	1	-	-	-	200 000	200 000	$19.21	April 2002 - April 2009
December 1999	150 000	1	-	-	-	150 000	150 000	$16.92	April 2002 - April 2009
October 1999	60 000	6	-	-	10 000	50 000	25 000	$17.06	April 2002 - April 2009
October 1999	51 000	3	-	-	15 000	36 000	34 000	$17.05	April 2002 - April 2009
July 1999	100 000	1	-	-	-	100 000	100 000	$17.13	April 2002 - April 2009
April 1999	21 536 400	45 595	-	-	8 926 100	12 610 300	12 487 700	$15.73	April 2002 - April 2009
April 1999	8 184 300	944	-	-	2 028 150	6 156 150	5 759 650	$15.72	April 2002 - April 2009
April 1998	177 500	16	29 500	29 500	-	148 000	148 000	$14.74	April 2001 - April 2003
April 1998	140 000	23	42 500	42 500	5 000	92 500	87 500	$14.73	April 2001 - April 2003
November 1997	1 579 400	3 501	748 800	748 800	210 500	620 100	580 500	$15.55	Nov 2000 - Nov 2002
November 1997	7 910 900	16 411	5 447 150	5 447 150	774 250	1 689 500	1 332 850	$15.56	Nov 2000 - Nov 2002
October 1997	5 440 000	511	2 059 500	2 059 500	43 000	3 337 500	3 276 500	$15.32	Oct 2000 - Oct 2002
October 1997	3 992 000	379	1 752 000	1 752 000	120 000	2 120 000	2 043 550	$15.33	Oct 2000 - Oct 2002
July 1997	200 000	1	-	-	-	200 000	200 000	$18.96	July 2000 - July 2002
July 1997	395 500	36	62 500	62 500	55 000	278 000	259 000	$18.97	July 2000 - July 2002
October 1996	848 100	46	436 500	436 500	191 100	220 500	225 500	$15.56	Oct 1999 - Oct 2001
October 1996	1 086 700	66	733 700	733 700	14 500	338 500	293 500	$15.55	Oct 1999 - Oct 2001
April 1996	295 000	5	35 000	35 000	260 000	-	-	$17.63	April 1999 - April 2001
April 1996	45 500	6	45 500	45 500	-	-	-	$17.62	April 1999 - April 2001
October 1995	17 000	3	17 000	17 000	-	-	-	$18.23	Oct 1998 - Oct 2000
October 1995	38 500	5	38 500	38 500	-	-	-	$18.22	Oct 1998 - Oct 2000
July 1995	48 000	2	48 000	48 000	-	-	-	$18.59	July 1998 - July 2000
July 1995	76 000	9	63 000	63 000	13 000	-	-	$18.58	July 1998 - July 2000
						36 135 550	34 991 750		
Performance Rights (e) (i)									
December 2000	187 691	11	-	-	-	187 691	187 691	-	July 2003 - Dec 2010
November 2000	2 006 333	104	-	-	-	2 006 333	1 951 333	-	July 2003 - Dec 2010
March 1999	1 000 000	1	400 000	376 840	-	600 000	500 000	-	Mar 1999 - Mar 2009
						2 794 024	2 639 024		

NOTES TO FINANCIAL STATEMENTS CONTINUED

30 Employee ownership plans *continued*

	2001 Number	2001 Weighted average exercise price (g) (j) $	2000 Number	2000 Weighted average exercise price (j) $	1999 Number	1999 Weighted average exercise price (j) $
Employee Share Plan options						
Outstanding at start of period	**42 250 800**	**16.37**	61 909 850	16.50	37 835 600	16.52
Granted during the period	**7 382 000**	**18.86**	1 045 000	18.15	29 720 700	16.39
Exercised during the period	**(7 798 200)**	**15.67**	(8 777 928)	17.94	(2 757 850)	15.57
Lapsed during the period	**(5 699 050)**	**15.97**	(11 926 122)	17.61	(2 888 600)	16.57
Outstanding at end of period	**36 135 550**	**16.37**	42 250 800	16.37	61 909 850	16.50
Exercisable	**9 044 600**	**15.57**	1 529 200	16.51	10 958 900	17.38
Not exercisable	**27 090 950**	**16.64**	40 721 600	16.36	50 950 950	16.31
Performance Rights						
Outstanding at start of period	**800 000**		975 000		-	
Granted during the period	**2 194 024**		-		1 000 000	
Exercised during the period	**(200 000)**		(175 000)		(25 000)	
Lapsed during the period	**-**		-		-	
Outstanding at end of period	**2 794 024**		800 000		975 000	
Exercisable	**-**		-		-	
Not exercisable	**2 794 024**		800 000		975 000	

	2001	2000	1999
Weighted average fair value of Employee Share Plan options granted during the period (measured at grant date)	**$6.40** (k)	(l)	(l)
Weighted average fair value of Performance Rights granted during the period (measured at grant date)	**$14.73** (k)		$10.75 (m)

The weighted average fair values of Employee Share Plan options and Performance Rights granted were estimated using Black-Scholes option pricing techniques for the purpose of disclosure required by US Statement of Financial Accounting Standards No. 123. Significant assumptions used in applying this formula were as follows:

	2001	2000	1999
Employee Share Plan options (k)			
Risk free interest rate	**6.6%**	(l)	(l)
Estimated life of options	**10 years** (n)	(l)	(l)
Estimated volatility of share price	**30.3%**	(l)	(l)
Estimated amount of dividends per share	**$0.51**	(l)	(l)
Performance Rights (k)			
Risk free interest rate	**6.6%**		5.0%
Estimated life of Performance Rights	**10 years** (n)		2 years
Estimated volatility of share price	**30.3%**		29.9%
Estimated amount of dividends per share	**$0.51**		$0.51

– 2001 and 1999 refer to the years ended 30 June 2001 and 31 May 1999 respectively.
2000 refers to the thirteen months ended 30 June 2000. Refer note 1 (Change of financial year).

NOTES TO FINANCIAL STATEMENTS CONTINUED

30 Employee ownership plans continued

(a) The Employee Share Plan provides eligible employees with the opportunity to acquire fully paid ordinary shares or options for ordinary shares in BHP Billiton Limited at such times as the Directors deem appropriate. Shares and options are issued under the Employee Share Plan on the following terms:

- the limit on the number of shares and outstanding options or other rights issued under the Plan is 8% of issued ordinary capital.
- shares may be offered for subscription for market value (which is the weighted average market price over the five days prior to issue) less a discount not exceeding 10%.
- the Board of Directors may specify an issue price for an option. The exercise price of an option is market value less a discount not exceeding 10%.
- where shares are offered, interest free employee loans are available to fund the purchase of shares for a maximum period of 20 years, repayable by application of dividends or an equivalent amount. Any amounts outstanding are repayable at the end of that 20 year period.
- at cessation of employment an extension of the loan repayment period may be granted if the outstanding loan is in a non profitable position. The extension will be reviewed annually. If during the extension period the shares become profitable, BHP Billiton Limited will arrange for the sale of those shares.
- each option is granted over one unissued share in BHP Billiton Limited plus 1.0651 bonus shares which attach to that share pursuant to the Rules of the Plan.
- exercise price is unaffected by the bonus share issue which took effect on 29 June 2001.
- the Board of Directors may apply performance hurdles to the exercise of options.
- options granted from April 1999 to April 2000 are 10 year options, not exercisable until after three years, and then only if performance hurdles are achieved. These performance hurdles relate to two comparative groups (ASX 100 index and an international comparative group). The BHP Billiton Limited Group's performance in terms of total shareholder return is measured against both of these groups to determine if performance hurdles have been achieved.
- options granted from November to December 2000 do not become exercisable until after 30 June 2003 and then only if performance hurdles are achieved. These performance hurdles relate to the ASX 100 index. The BHP Billiton Limited Group's performance in terms of total shareholder return is measured against this group of companies to determine if the performance hurdles have been achieved. The options lapse if the hurdles have not been achieved within a two year period. If the options are exercisable, they lapse ten years after issue.
- options carry no voting rights.
- unexercised options will expire at the end of the exercise period.

(b) Options, Performance Rights and partly paid shares are not transferable nor are they listed and as such do not have a market value. Refer footnote (k) for estimated fair values.

(c) The Executive Share Scheme provides for senior executives to acquire partly paid ordinary shares in BHP Billiton Limited. Partly paid shares issued under the Executive Share Scheme are issued on the following terms:

- only full-time executive employees (including Executive Directors) are considered eligible. Any eligible executive who continues to participate in the Employee Share Plan is ineligible to participate in the Executive Share Scheme.
- the limit on the number of shares under the Scheme is 2% of issued ordinary capital.
- shares are offered at an issue price determined by the Directors which is not less than a 10% discount nor more than a 10% premium on the appropriate market price.
- the balance outstanding on ordinary shares must be paid not later than 20 years after the date of issue. The balance of the price must also be paid no later than two years after termination of employment, but may be paid at any earlier time chosen by a participant.
- the price payable at the time of compulsory payment may be varied if the market price (adjusted for the effects of any bonus, rights or other issue) is then lower than the issue price.
- there is no entitlement to dividends on the Scheme shares while they remain partly paid, unless the Directors decide otherwise.
- shares issued under the Scheme prior to June 1996 are eligible immediately (even though partly paid) to participate in bonus, rights or other issues on the same basis as BHP Billiton Limited's other ordinary shares. In respect of Executive Share Scheme share issues after June 1996, the issue of bonus shares will be deferred until the underlying Scheme shares are fully paid up. Such bonus shares will not attract or accrue dividends while their issue is deferred.
- bonus shares issued on Scheme shares prior to 28 June 1996 are held in escrow until the Scheme shares are fully paid.
- voting rights attach in proportion to the amount paid up. Full voting rights apply when the shares are fully paid.

(d) Performance Rights have been issued to executive officers under the BHP Performance Share Plan. Performance Rights constitute a right, issued by a trustee of a special purpose trust established by BHP Billiton Limited, to require the trustee to acquire a BHP Billiton Limited share on behalf of the executive, upon fulfilment of prescribed performance hurdles or completion of service conditions. Where a service condition or performance hurdle is fulfilled, related Performance Rights are exercisable. The trustee acquires shares either by purchase on market or subscription, and the shares are then held in trust until the executive requests that they be transferred. In addition to the above, Performance Rights are currently issued on the following terms:

NOTES TO FINANCIAL STATEMENTS CONTINUED

30 Employee ownership plans *continued*

- a Performance Right entitles the beneficiary to one fully paid share in BHP Billiton Limited plus 1.0651 bonus shares which attach to that share pursuant to the Rules of the Plan.
- the exercise price of the Performance Rights is zero.
- Performance Rights are not transferable.
- Performance Rights carry no right to dividends.
- Performance Rights carry no voting rights.
- Performance Rights will lapse if performance hurdles or service conditions are not satisfied or in other specified situations.
- Performance Rights lapse on the tenth anniversary of their date of issue unless previously exercised or lapsed in accordance with their terms of issue.
- the performance hurdles attached to Performance Rights issued from November to December 2000 relate to a global comparator group of companies. The BHP Billiton Limited Group's performance in terms of total shareholder return is measured against this group of companies to determine if the performance hurdles have been achieved. This measurement is first taken after 30 June 2003 and the Performance Rights lapse if the hurdles have not been achieved within the two years following this date.

(e) The number of shares received on exercise of Performance Rights issued in March 1999 have been increased following the OneSteel Limited spin-out to reflect the capital reduction impact on the value of BHP Billiton Limited shares.

(f) The Bonus Equity Share Plan provides eligible employees with the opportunity to take their incentive plan award in ordinary shares in BHP Billiton Limited. As of 30 June 2001, no shares were issued under this Plan. Employees who have elected to take their incentive plan award for the year ended 30 June 2001 in shares under the Plan will also receive an uplift of 25% so that for each $1.00 of award taken as shares, $1.25 worth of shares will be provided. The shares are either subscribed for or purchased on market. The shares awarded under this Plan are held in trust and may not be transferred or disposed of for at least a three year period. The shares are allocated on the following terms:

- while the shares are held in trust, the employees are entitled to receive dividends on those shares, entitled to participate in bonus issues, may participate in rights issues, etc. and may direct the trustee on how to vote those shares at a general meeting of BHP Billiton Limited.
- if employment ceases while the shares are in trust, the shares awarded as part of the 25% uplift (or a portion of that uplift) may or may not be forfeited (depending upon the circumstances of the employment relationship ending).

(g) Following the OneSteel Limited spin-out the exercise price of options issued under the Employee Share Plan prior to 31 October 2000 was reduced by $0.66.

(h) The bonus issue which took effect 29 June 2001 (refer note 29) did not affect the exercise price of options or Performance Rights. However, the number of shares attributed to each option and Performance Right has been increased to reflect the bonus issue.

(i) Shares issued on exercise of Performance Rights include shares purchased on market.

(j) For options issued in May 1995 and prior, the weighted average exercise price has been adjusted to reflect that holders of these options received 11 shares for each 10 options exercised as a result of the 1995 bonus issue.

(k) The values of Employee Share Plan options and Performance Rights granted during the year ended 30 June 2001 and the significant key assumptions used to derive the values have been determined by an actuary at the request of the BHP Billiton Limited Group. The BHP Billiton Limited Group believes the values represent a reasonable estimate. Nevertheless, the assumptions used are not guarantees or predictions of future performance, and involve known and unknown risks, uncertainties and other factors, many of which are outside the control of the BHP Billiton Limited Group. The actual value of Employee Share Plan options and Performance Rights to the holder may differ materially from the values shown. The values of Employee Share Plan options and Performance Rights shown are pre bonus.

(l) Employee Share Plan options granted during the periods ended 30 June 2000 and 31 May 1999 are subject to both a qualifying period and performance hurdles before they become exercisable. The performance hurdles relate to the BHP Billiton Limited Group's performance against either the performance of a number of Australian or international companies. Due to the nature of the performance hurdles which had been established for these options, and in the absence of an appropriate valuation technique, their fair value was considered to be indeterminable. Valuations are not available using the modified Black-Scholes option pricing techniques for options issued in prior periods.

(m) Performance Rights granted during the period ended 31 May 1999 are subject to either service conditions or performance hurdles before they become exercisable. The weighted average fair value of Performance Rights granted quoted on page 144 relates only to the 550 000 Performance Rights which have service conditions attached. Due to the nature of the performance hurdles which had been established for the Performance Rights, and in the absence of an appropriate valuation technique, their fair value was considered to be indeterminable. Valuations are not available using the modified Black-Scholes option pricing techniques for Performance Rights subject to performance hurdles issued in prior periods.

(n) Subject to performance conditions.

Offers to take up shares and options under the Employee Share Plan and the Executive Share Scheme not accepted within the designated period, lapse. Accordingly, no shares or options remain available at balance date for issue to employees.

In (a) and (c) above, market price is the average market price of a specified five day period prior to issue. The market price of fully paid ordinary shares as at Friday 29 June 2001 was $10.39, which has been adjusted to reflect the bonus issue effective 29 June 2001.

– 2001 and 1999 refer to the years ended 30 June 2001 and 31 May 1999 respectively.
2000 refers to the thirteen months ended 30 June 2000. Refer note 1 (Change of financial year).

NOTES TO FINANCIAL STATEMENTS CONTINUED

31 Reserves	BHP Billiton Ltd Group 2001 $m	2001 US$m	2000 $m	1999 $m	BHP Billiton Ltd 2001 $m	2000 $m
General reserve	166	85	170	170	627	527
Asset realisation reserve	-	-	-	-	62	62
Share premium reserve				-		
Exchange fluctuation account	895	456	249	117		
Total reserves	1 061	541	419	287	689	589
Reconciliation of movements in reserves:						
General reserve						
Opening balance	170	87	170	175	527	527
Transfer to retained profits on asset disposal	(4)	(2)	-	(5)	-	-
OneSteel spin-out	-	-			100	
Closing balance	166	85	170	170	627	527
Share premium reserve						
Opening balance				6 226		
Premium on issue of shares				143		
Bonus share plan issue				(4)		
Abolishment of par values on 1 July 1998				(6 365)		
Closing balance				-		
Exchange fluctuation account						
Opening balance	249	127	117	402		
Exchange fluctuations on foreign currency interest bearing liabilities net of tax (a)	(99)	(50)	(68)	198		
Exchange fluctuations on overseas net assets net of tax (b)	735	374	241	(410)		
Transfer to retained profits on sale of assets/closure of operations	10	5	(41)	(73)		
Closing balance	895	456	249	117		

(a) Consolidated income tax benefit applicable $79 million (2000 - $52 million benefit; 1999 - $110 million expense).

(b) Consolidated income tax benefit applicable $63 million (2000 - $4 million benefit; 1999 - $2 million expense).

NOTES TO FINANCIAL STATEMENTS CONTINUED

32 Retained profits	BHP Billiton Ltd Group 2001 $m	2001 US$m	2000 $m	1999 $m	BHP Billiton Ltd 2001 $m	2000 $m
Retained profits at the beginning of the financial period	**2 841**	**1 448**	1 826	4 826	**5 213**	2 393
Adjustment for initial adoption of revised accounting standard AASB 1016: Accounting for Investments in Associates			250			
Dividends provided for or paid (a)	**(912)**	**(465)**	(903)	(766)	**(912)**	(903)
Aggregate of amounts transferred from reserves (b)	**(6)**	**(3)**	41	78	**-**	-
Net profit/(loss)	**2 007**	**1 024**	1 627	(2 312)	**2 525**	3 723
Retained profits at the end of the financial period	**3 930**	**2 004**	2 841	1 826	**6 826**	5 213

(a) Refer note 10.

(b) Refer note 31.

33 Outside equity interests	2001 $m	2001 US$m	2000 $m	1999 $m
Interest in the equity of the consolidated entity				
Contributed equity	**454**	**231**	392	424
Reserves	**156**	**80**	53	17
Retained profits	**(366)**	**(187)**	207	274
Total outside equity interests	**244**	**124**	652	715

34 Total equity		2001 $m	2001 US$m	2000 $m	1999 $m	BHP Billiton Ltd 2001 $m	2000 $m
Total equity at the beginning of the financial period		**11 005**	**5 612**	9 361	12 409	**12 325**	8 945
Total changes in equity recognised in the Statement of Financial Performance		**2 643**	**1 348**	2 050	(2 524)	**2 525**	3 723
Transactions with owners	- contributed equity	**164**	**83**	560	351	**164**	560
	- dividends (a)	**(912)**	**(465)**	(903)	(766)	**(912)**	(903)
OneSteel spin-out	- *capital reduction* (b)	**(1 244)**	**(634)**			**(1 244)**	
	- credited to general reserve	**-**	**-**			**100**	
Total changes in outside equity interests		**(408)**	**(208)**	(63)	(109)		
Total equity at the end of the financial period		**11 248**	**5 736**	11 005	9 361	**12 958**	12 325

(a) Refer note 10.

(b) Refer note 2 (Spin-out of steel businesses).

– 2001 and 1999 refer to the years ended 30 June 2001 and 31 May 1999 respectively.
2000 refers to the thirteen months ended 30 June 2000. Refer note 1 (Change of financial year).

NOTES TO FINANCIAL STATEMENTS CONTINUED

35 Notes to the Statement of Cash Flows

For the purpose of the Statement of Cash Flows, cash is defined as cash and cash equivalents. Cash equivalents include highly liquid investments which are readily convertible to cash, bank overdrafts and interest bearing liabilities at call.

	BHP Billiton Ltd Group				BHP Billiton Ltd	
	2001	2001	2000	1999	2001	2000
	$m	US$m	$m	$m	$m	$m
Reconciliation of cash						
Cash and cash equivalents comprise:						
Cash assets						
Cash	581	296	684	460	7	4
Short term deposits	602	307	355	270	-	-
Total cash assets	1 183	603	1 039	730	7	4
Bank overdrafts (a)	(72)	(37)	(102)	(157)	-	(7)
Total cash and cash equivalents	1 111	566	937	573	7	(3)
Reconciliation of net cash provided by operating activities to net profit/(loss)						
Net profit/(loss)	1 509	770	1 593	(2 309)	2 525	3 723
Depreciation and amortisation	2 402	1 225	2 292	2 218	32	72
Share of net profit of associated entities less dividends	25	13	(6)	-	-	-
Capitalised borrowing costs	(28)	(14)	(19)	(194)	-	(1)
Exploration, evaluation and development expense	427	218	309	475	-	-
Net (gain)/loss on sale of non-current assets	(388)	(198)	(201)	(871)	144	(2)
Write-down of property, plant and equipment, investments and intangibles	1 171	597	1 171	2 725	461	116
Change in assets and liabilities net of effects from acquisitions and disposals of controlled entities and exchange fluctuations						
Decrease/(increase) in inventories	141	72	52	380	177	69
Decrease/(increase) in deferred charges	(297)	(151)	(115)	13	10	(7)
Decrease/(increase) in trade receivables	(106)	(54)	(221)	273	42	51
Decrease/(increase) in sundry receivables	(125)	(64)	50	(36)	(79)	(11)
(Decrease)/increase in income taxes payable	417	212	130	(309)	(6)	31
(Decrease)/increase in deferred taxes	76	38	(631)	(235)	(58)	48
(Decrease)/increase in trade creditors	565	288	(201)	(68)	15	(88)
(Decrease)/increase in sundry creditors	(159)	(81)	(56)	(48)	53	58
(Decrease)/increase in interest payable	(87)	(44)	58	(70)	-	-
(Decrease)/increase in other provisions	(508)	(259)	(293)	1 625	55	(116)
Other movements	(30)	(15)	26	16	(23)	(12)
Net cash provided by operating activities	5 005	2 553	3 938	3 585	3 348	3 931
Acquisitions of controlled entities						
Fair value of assets and liabilities of entities acquired:						
Cash and cash equivalents	29	15	-	-		
Receivables (current)	5	3	-	-		
Other (current)	48	24	-	-		
Property, plant and equipment	982	501	-	-		
Payables and interest bearing liabilities (current)	53	27	-	-		
Provisions (current)	(151)	(77)	-	-		
Payables and interest bearing liabilities (non-current)	(1)	(1)	-	-		
Provisions (non-current)	(132)	(67)	-	-		
Net outside equity interests	(87)	(45)	-	-		
Net identifiable assets	746	380	-	-		
Net consideration paid - cash	733	374	-	-		
- deferred portion	13	6	-	-		
Goodwill on acquisition	-	-	-	-		

– 2001 and 1999 refer to the years ended 30 June 2001 and 31 May 1999 respectively. 2000 refers to the thirteen months ended 30 June 2000. Refer note 1 (Change of financial year).

NOTES TO FINANCIAL STATEMENTS CONTINUED

35 Notes to the Statement of Cash Flows continued	BHP Billiton Ltd Group 2001 $m	2001 US$m	2000 $m	1999 $m	BHP Billiton Ltd 2001 $m	2000 $m
Carrying amount of controlled entities disposed						
Value of assets and liabilities of entities disposed of:						
Cash and cash equivalents	108	55	41	(2)		
Investments (current)	10	5	-	-		
Receivables (current)	305	156	171	80		
Inventories (current)	551	281	109	111		
Other (current)	19	10	6	5		
Receivables (non-current)	-	-	6	-		
Investments (non-current)	131	67	7	-		
Inventories (non-current)	4	2	7	1		
Property, plant and equipment	1 375	700	617	619		
Intangible assets	130	67	-	-		
Other (non-current)	(32)	(16)	95	21		
Payables and interest bearing liabilities (current)	(383)	(196)	(59)	(60)		
Provisions (current)	(111)	(57)	(67)	(35)		
Payables and interest bearing liabilities (non-current)	(674)	(344)	-	-		
Provisions (non-current)	(140)	(71)	(67)	(109)		
Net outside equity interests disposed	(49)	(25)	(13)	-		
Net identifiable assets	1 244	634	853	631		
Net consideration received - cash (b)	-	-	707	1 288		
- deferred cash consideration	-	-	71	2		
- capital reduction	1 244	634	-	-		
(Loss)/profit on disposal	-	-	(75)	659		
Non-cash financing and investing activities						
Shares issued:						
Bonus Share Plan	-	-	61	107	-	61
Dividend Investment Plan	1	1	341	279	1	341
Other:						
Employee Share Plan loan instalments	20	10	28	36	20	28

The Bonus Share Plan is in lieu of dividends and the Dividend Investment Plan is an application of dividends. The Employee Share Plan loan instalments represent the repayment of loans outstanding with the BHP Billiton Limited Group, by the application of dividends.

Material acquisitions and disposals of controlled entities

Acquisitions

Company	Beneficial interest %	Consideration $m	Fair value of net tangible assets acquired $m
2001			
Dia Met Minerals Ltd	89.36	(c)	(c)
Dia Met Minerals (NWT) Ltd	89.36	(c)	(c)
555550 B.C. Ltd	89.36	(c)	(c)
Dia Met Exploration Ltd	89.36	(c)	(c)
Bold Era Mining Ltd	89.36	(c)	(c)
Dia Met Minerals (Africa) Ltd	89.36	(c)	(c)
Oy Alwima Ltd	89.36	(c)	(c)
2000			
There were no material acquisitions during the year.			
1999			
T' ere were no material acquisitions during the year.			

– 2001 and 1999 refer to the years ended 30 June 2001 and 31 May 1999 respectively.
2000 refers to the thirteen months ended 30 June 2000. Refer note 1 (Change of financial year).

NOTES TO FINANCIAL STATEMENTS CONTINUED

35 Notes to the Statement of Cash Flows continued

Material acquisitions and disposals of controlled entities

Disposals

Company	Profit/(loss) attributable to members of BHP Billiton Ltd arising on disposal $m	Fair value of net tangible assets on disposal $m	Beneficial interest remaining %
2001			
OneSteel Limited Group (d)	-	**1 244**	-
2000			
BHP Steel Building Products USA Inc	25	66	-
BHP Coated Steel Corporation	(252)	596	-
BHP Engineering business	4	27	-
BHP Petroleum (PNG) Inc	80	123	-
BHP Information Technology Pty Ltd	63	(1)	-
BHP Copper White Pine Refinery Inc	-	22	-
1999			
BHP Petroleum (91-12) Pty Ltd	71	147	-
BHP Petroleum (Cartier) Pty Ltd	13	10	-
BHP Petroleum (Pipelines) Pty Ltd	28	-	-
Groote Eylandt Mining Company Pty Ltd	(e)	128	-
Tasmanian Electro Metallurgical Company Pty Ltd	(e)	130	-
Nippon Manganese Sales Pty Ltd	(e)	-	-
Pilbara Energy Pty Ltd	180	203	-

(a) Refer note 24.

(b) Cash received in 2000 excludes $32 million deferred consideration for controlled entities sold in prior years. There was no deferred consideration received in 2001 or 1999 for entities sold in prior years.

(c) These entities comprised the principal Dia Met assets acquired collectively. Total consideration was $746 million with $733 million of cash paid in the current year and $13 million of deferred consideration. The fair value of net tangible assets acquired was $746 million.

(d) Refer footnote (m) of note 48 for a full list of the individual entities which comprise the OneSteel Limited Group.

(e) These entities comprised the principal Manganese assets sold collectively. Profit on this sale was $353 million.

NOTES TO FINANCIAL STATEMENTS CONTINUED

36 Standby arrangements, unused credit facilities

BHP Billiton Limited Group	Facility available	2001 $m Drawn down	Unused	Facility available	2001 US$m Drawn down	Unused	Facility available	2000 $m Drawn down	Unused
Bank standby and support facilities									
Revolving credit facilities	**951**	**41**	**910**	**485**	**21**	**464**	845	45	800
Overdraft facilities	**48**	**-**	**48**	**25**	**-**	**25**	86	-	86
Commercial paper	**1 583**	**50**	**1 533**	**807**	**25**	**782**	1 332	71	1 261
Total financing facilities	**2 582**	**91**	**2 491**	**1 317**	**46**	**1 271**	2 263	116	2 147

Details of major standby and support arrangements are as follows:

Global revolving credit facility

The BHP Billiton Limited Group has in place a multi-currency, multi-jurisdiction revolving credit facility of US$1 200 million, comprising Tranche A, US$400 million and Tranche B, US$800 million.

Tranche A provides working capital and other short term cash requirements. Tranche B supports the BHP Billiton Limited Group's commercial paper programs. This facility also provides same day funds to a value of US$160 million. Tranche A is due to mature in March 2002 and Tranche B in March 2006.

Overdraft facilities

Bank overdraft facilities are arranged with a number of banks with the general terms and conditions agreed on a periodic basis.

Commercial paper

The BHP Billiton Limited Group raises short term finance under various commercial paper programs approved by the Board of Directors. The principal programs are: an Australian program to $1 billion, a US program to US$500 million and a Euro program to US$300 million. The total amount drawn down is limited to the equivalent of US$800 million, which is the value of support provided by Tranche B of the global revolving credit facility.
Amounts drawn down as at 30 June 2001 are:
Australian program $50 million (2000 - $30 million), and
US program nil (2000 - US$25 million). There were no draw downs on the Euro program at 30 June 2001, or 30 June 2000.

NOTES TO FINANCIAL STATEMENTS CONTINUED

37 Market risk, financial instruments and commodities

The BHP Billiton Limited Group has Board approved risk management policies for managing the market risks associated with its business activities and with its financial instruments. These risks are categorised under the following headings:

- Liquidity and Credit risk; and
- Price risk.

The nature of these risks, the policies the BHP Billiton Limited Group has for controlling them and any concentrations of exposure are discussed under each risk category.

The BHP Billiton Limited Group's Australian accounting policies for financial instruments are set out in note 1.

Liquidity and Credit risk

Liquidity risk for derivatives arises from the possibility that a market for derivatives may not exist in some circumstances. To counter this risk the BHP Billiton Limited Group only uses derivatives in highly liquid markets.

Credit risk in relation to business trading activities arises from the possibility that counterparties may not be able to settle obligations to the BHP Billiton Limited Group within the normal terms of trade. To manage this risk the BHP Billiton Limited Group periodically assesses the financial viability of counterparties.

Credit risk for derivatives represents the risk of counterparties defaulting on their contractual derivative obligations and is managed by the application of credit approvals, limits and monitoring procedures.

The extent of the BHP Billiton Limited Group's combined trade and derivative credit risk exposure is represented by the aggregate of amounts receivable, reduced by the effects of any netting arrangement with financial institution counterparties. Refer notes 12 and 16.

These risks are categorised under the following headings:

Counterparties

The BHP Billiton Limited Group conducts transactions with the following major types of counterparties:

- *Receivables counterparties*
  Sales to BHP Billiton Limited Group customers are made either on open terms or subject to independent payment guarantees. The BHP Billiton Limited Group has no significant concentration of credit risk with any single customer or group of customers.
- *Payment guarantee counterparties*
  These counterparties are comprised of prime financial institutions. Under payment guarantee arrangements, the BHP Billiton Limited Group has no significant concentration of credit risk with any single counterparty or group of counterparties.
- *Hedge counterparties*
  Counterparties to derivatives consist of a large number of prime financial institutions and physical participants in the relevant markets. The BHP Billiton Limited Group has no significant concentration of credit risk with any single counterparty or group of counterparties.

The BHP Billiton Limited Group does not generally require collateral in relation to the settlement of financial instruments.

Geographic

The BHP Billiton Limited Group trades in all major geographic regions and where appropriate export finance insurance and other risk mitigation facilities are utilised to ensure settlement. Countries in which the BHP Billiton Limited Group has a significant credit exposure are Australia, the US, Japan and others including South Korea, China, Taiwan, the UK, the rest of Europe, South-East Asia, New Zealand and South America.

Terms of trade are continually monitored by the BHP Billiton Limited Group.

Selective receivables are covered for both commercial and sovereign risks by payment guarantee arrangements with various banks and the Australian Export Finance and Insurance Corporation.

Industry

The BHP Billiton Limited Group is not materially exposed to any individual industry or customer.

Price risk

The BHP Billiton Limited Group manages its exposure to price risk, including interest rates, exchange rates and commodity prices through a set of policies, procedures and limits approved by the Board of Directors.

During the year ended 30 June 2001, the BHP Billiton Limited Group conducted a comprehensive review of its strategy in relation to its market price risks, including the disclosure of hedging positions.

NOTES TO FINANCIAL STATEMENTS CONTINUED

37 Market risk, financial instruments and commodities continued

As a result of this review, a new approach to market risk management, Portfolio Risk Management, was approved by the Board of Directors and announced in December 2000.

The objective of the new strategy is to support the delivery of financial targets while protecting future financial security and flexibility.

The strategy entails managing risk at the portfolio level through the adoption of a 'self insurance' model, by taking advantage of the natural hedges provided through the scale, diversity and flexibility of the portfolio as the principal means for managing risk.

There are two components to the Portfolio Risk Management strategy:

- *Risk mitigation* - where risk is managed at the portfolio level within an approved Cash flow at Risk (CFaR) framework to support the achievement of the BHP Billiton Limited Group's broader stategic objectives. The CFaR framework is a means to quantify the variability of the BHP Billiton Limited Group's cash flows after taking into account diversification effects. (CFaR is the worst expected loss relative to projected business plan cash flows over a one-year horizon under normal market conditions at a confidence level of 95%. Cash flow is measured as earnings after interest, but before taxes, depreciation and amortisation).

  Where CFaR is within the Board approved CFaR limit, hedging activities are not undertaken. Based on current CFaR analysis of the BHP Billiton Limited Group corporate business plan, hedging will not be required for the foreseeable future. Hedge positions which existed on the announcement date in December 2000 will be allowed to run-off. There may be circumstances when it becomes appropriate to mitigate risk in order to support broader strategic objectives. In such circumstances, BHP Billiton Limited Group may execute hedge transactions. If required, hedging will be executed rateably across all risk categories where there is a liquid traded market. As at 30 June 2001, CFaR was $1 540 million.

- *Strategic financial transactions* - opportunistic transactions to capture value from perceived market over/under valuations. These transactions occur on an infrequent basis and are treated separately to the risk mitigation transactions, with all gains and losses included in the Statement of Financial Performance at the end of each reporting period. These transactions are strictly controlled under a separate stop-loss and Value at Risk limit framework. There have been no strategic financial transactions undertaken to date.

Risk Mitigation hedging positions

Interest rate risk

The BHP Billiton Limited Group is exposed to interest rate risk on its outstanding interest bearing liabilities and investments. Interest rate risk is managed as part of the Portfolio Risk Management strategy and within the overall CFaR limit. There are no individual hedging guidelines that apply to interest rate risk. When required hedging is undertaken through transactions entered into in interest rate markets. Interest rate and cross currency swaps have been used for hedging purposes under the previous policy.

Interest rate details and maturity profiles of the BHP Billiton Limited Group's interest bearing liabilities, after taking into account the effect of interest rate and cross currency swaps, are disclosed in notes 24 and 27.

The table below presents notional amounts and weighted average interest rates that the BHP Billiton Limited Group has agreed to pay under interest rate swaps that are outstanding at the balance dates indicated. The information is presented in Australian dollar equivalents, which is the BHP Billiton Limited Group's reporting currency. The instruments' actual cash flows are denominated in US dollars, Australian dollars and UK pounds as indicated.

NOTES TO FINANCIAL STATEMENTS CONTINUED

37 Market risk, financial instruments and commodities continued

Interest rate swaps	Weighted average interest rate payable 2001 %	Weighted average interest rate payable 2000 %	Weighted average interest rate receivable 2001 %	Weighted average interest rate receivable 2000 %	BHP Billiton Ltd Group 2001 $m	BHP Billiton Ltd Group 2001 US$m	BHP Billiton Ltd Group 2000 $m
US dollar swaps							
Pay fixed/receive floating (a)							
2000		5.66		6.74			234
2001	**6.30**	5.66	**6.76**	-	**80**	**41**	234
2002	**6.30**	5.66	-	-	**80**	**41**	234
UK pounds swaps							
Pay floating (a)/receive fixed							
2000		6.40		9.49			95
2001	**6.30**	-	**9.49**	9.49	**70**	**36**	63
2002	-	-	**9.49**	9.49	**35**	**18**	32
Australian dollar swaps							
Pay floating (a)/receive fixed							
2000		6.41		7.36			300
2001	**6.18**	-	**7.36**	7.36	**300**	**153**	300
2002	-	-	**7.36**	7.36	**300**	**153**	300
2003	-	-	**7.36**	7.36	**300**	**153**	300
2004	-	-	**7.36**	7.36	**300**	**153**	300
2005	-	-	**7.36**	7.36	**300**	**153**	300

(a) Floating interest rate in future periods will be based on LIBOR for US dollar and UK pounds swaps and BBSW for Australian dollar swaps applicable at the time of the interest rate reset.

Foreign exchange risk - interest bearing liabilities

In addition to transactional exposures related to sales and purchases, the BHP Billiton Limited Group has interest bearing liabilities denominated in foreign currencies. The BHP Billiton Limited Group has a natural hedge between net foreign assets and interest bearing liabilities in certain currencies.

If circumstances arise that render the natural hedge deficient, then specific hedging utilising cross currency swaps may occur. This generally results in shifting the foreign currency exposure to an Australian dollar exposure, although when the natural hedge provided by foreign currency assets is under-utilised, currency swaps may be undertaken to shift the currency exposure to that foreign currency.

Debt maturity profiles and currency analysis of the BHP Billiton Limited Group interest bearing liabilities are disclosed in notes 24 and 27.

Under a cross currency swap agreement, the BHP Billiton Limited Group agrees to exchange, with a counterparty, the principal (and interest) payment obligations of a loan which is denominated in a different currency. Principal amounts are usually exchanged at the commencement of the agreement and on maturity.

NOTES TO FINANCIAL STATEMENTS CONTINUED

37 Market risk, financial instruments and commodities continued

The table below presents principal amounts and weighted average interest rates that the BHP Billiton Limited Group has agreed to pay under cross currency swaps that are outstanding at the balance dates indicated together with the weighted average contracted exchange rates. The information is presented in Australian dollar equivalents, which is the BHP Billiton Limited Group's reporting currency. The instruments' actual cash flows are denominated in US dollars, UK pounds, Japanese yen and Australian dollars as indicated.

Cross currency swaps	Weighted average exchange rate 2001	Weighted average exchange rate 2000	Weighted average interest rate payable 2001 %	Weighted average interest rate payable 2000 %	Weighted average interest rate receivable 2001 %	Weighted average interest rate receivable 2000 %	BHP Billiton Ltd Group (a) 2001 $m	BHP Billiton Ltd Group (a) 2001 US$m	BHP Billiton Ltd Group (a) 2000 $m
US dollar to Australian dollar swaps									
Pay fixed/receive fixed									
2000		0.6457		7.18		7.19			1 936
2001	**0.6579**	0.6579	**7.49**	7.49	**7.49**	7.49	**1 597**	**814**	1 597
2002	**0.6552**	0.6552	**7.19**	7.19	**7.18**	7.18	**1 221**	**623**	1 221
2003	**0.6601**	0.6601	**6.71**	6.71	**6.75**	6.75	**152**	**78**	152
US dollar to UK pounds swaps									
Pay fixed/receive fixed									
2000		1.6662		7.45		6.60			685
2001	**1.6662**	1.6662	**7.45**	7.45	**6.60**	6.60	**754**	**385**	685
2002	**1.6662**	1.6662	**7.45**	7.45	**6.60**	6.60	**754**	**385**	685
2003	**1.6673**	1.6673	**7.37**	7.37	**6.69**	6.69	**502**	**256**	456
2004	**1.6673**	1.6673	**7.37**	7.37	**6.69**	6.69	**502**	**256**	456
2005	**1.6673**	1.6673	**7.37**	7.37	**6.69**	6.69	**502**	**256**	456
Japanese yen to US dollar swaps									
Pay floating (b)/receive fixed									
2000		128.41		6.94		5.71			68
2001	**128.41**	128.41	**7.18**	-	**5.71**	5.71	**80**	**41**	68
2002	**128.41**	128.41	**-**	-	**5.71**	5.71	**80**	**41**	68
Pay fixed/receive fixed									
2000		122.97		9.18		6.38			32
2001	**122.97**	122.97	**9.18**	9.18	**6.38**	6.38	**13**	**7**	21

(a) Amount represents $A equivalent of principal payable under the swap contract.

(b) Floating interest rate on pay leg in future periods will be based on LIBOR applicable at the time of the interest rate reset.

Foreign exchange risk – transactional exposures

The BHP Billiton Limited Group is exposed to exchange rate transaction risk on foreign currency sales and purchases. The most significant exchange rate risk is the anticipated US dollar receipts of Australian based entities. Foreign exchange risk is managed as part of the Portfolio Risk Management strategy and within the overall CFaR limit. There are no individual hedging guidelines that apply to foreign exchange risk.

When required, hedging is undertaken through transactions entered into in foreign exchange markets. Forward exchange contracts and currency option contracts have been used for hedging purposes under the previous policy.

The tables below provide information about the BHP Billiton Limited Group's outstanding foreign exchange contracts which have not been recognised in the accounts.

NOTES TO FINANCIAL STATEMENTS CONTINUED

37 Market risk, financial instruments and commodities continued

Forward contracts - sell US dollars/buy Australian dollars

Term	Weighted average A$/US$ exchange rate 2001	2000	BHP Billiton Ltd Group contract amounts 2001 US$m	2000 US$m
Not later than one year	**0.6884**	0.6963	**1 140**	1 351
Later than one year but not later than two years	**0.6572**	0.6884	**910**	1 140
Later than two years but not later than three years	**0.6170**	0.6572	**360**	910
Later than three years but not later than four years	-	0.6170	-	360
Total	**0.6650**	0.6759	**2 410**	3 761

Forward contracts - sell Australian dollars/buy US dollars

Term	Weighted average A$/US$ exchange rate 2001	2000	BHP Billiton Ltd Group contract amounts 2001 US$m	2000 US$m
Not later than one year	**0.5250**	0.6350	**46**	118
Total	**0.5250**	0.6350	**46**	118

Foreign exchange options - sell US dollars/buy Australian dollars

Term	Weighted average A$/US$ exchange rate 2001 A$ Call options	2001 A$ Put options	Weighted average A$/US$ exchange rate 2000 A$ Call options	2000 A$ Put options	BHP Billiton Ltd Group contract amounts 2001 US$m	2000 US$m
Not later than one year	**0.6260**	**0.6503**	0.6583	0.6259	**590**	480
Later than one year but not later than two years	**0.6126**	**0.6612**	0.6789	0.6503	**180**	230
Later than two years but not later than three years	-	-	0.6912	0.6612	-	60
Total	**0.6227**	**0.6542**	0.6668	0.6357	**770**	770

Forward contracts - sell US dollars/buy New Zealand dollars

Term	Weighted average NZ$/US$ exchange rate 2001	2000	BHP Billiton Ltd Group contract amounts 2001 US$m	2000 US$m
Not later than one year	**0.4869**	0.4858	**20**	17
Later than one year but not later than two years	**0.4544**	0.4869	**17**	20
Later than two years but not later than three years	**0.4000**	0.4818	**7**	12
Total	**0.4584**	0.4852	**44**	49

NOTES TO FINANCIAL STATEMENTS CONTINUED

37 Market risk, financial instruments and commodities continued

Forward contracts - sell Japanese yen/buy New Zealand dollars

Term	Weighted average NZ$/¥ exchange rate 2001	2000	BHP Billiton Ltd Group contract amounts 2001 NZ$m	2000 NZ$m
Not later than one year	**44.5105**	47.1720	**10**	12
Later than one year but not later than two years	**-**	44.5105	**-**	10
Total	**44.5105**	45.9653	**10**	22

Forward contracts - sell Australian dollars/buy Euros

Term	Weighted average Euro/A$ exchange rate 2001	2000	BHP Billiton Ltd Group contract amounts 2001 EURm	2000 EURm
Not later than one year	**-**	0.6296	**-**	1
Total	**-**	0.6296	**-**	1

NOTES TO FINANCIAL STATEMENTS CONTINUED

37 Market risk, financial instruments and commodities continued

Commodity price risk

The BHP Billiton Limited Group is exposed to price risk on the commodities that it produces and utilises in its production processes. Commodity price risk is managed as part of the Portfolio Risk Management strategy and within the overall CFaR limit. There are no individual hedging guidelines that apply to commodity price risk. Hedging is undertaken through transactions entered into in the forward markets of the respective commodities, including both exchange traded and over the counter markets.

The following table provides information about the BHP Billiton Limited Group's material derivative contracts, which have not been recognised in the accounts.

Contract amounts are used to calculate the contractual payments and quantity of inventory to be exchanged under the contracts.

BHP Billiton Limited Group	Volume		Units	Average rate		Term to maturity (months)	Notional amount (a)	
	2001	2000		2001 US$	2000 US$		2001 US$m	2000 US$m
Copper								
Forwards (sell)	-	33	million lbs	-	0.82	0-12	-	27
Collars	-	146	million lbs	-	0.74-0.90	0-12	-	109
Purchased puts	-	66	million lbs	-	0.79	0-12	-	52
Purchased calls	-	146	million lbs	-	0.90	0-12	-	132
Gold								
Forwards (sell)	**70 963**	193 890	troy oz	**322**	316	0-12	**23**	61
	-	70 963	troy oz	-	322	13-24	-	23
Total	**70 963**	264 853	troy oz				**23**	84
Forwards (buy)	**44 380**	87 090	troy oz	**286**	277	0-12	**13**	24
	-	44 380	troy oz	-	286	13-24	-	13
Total	**44 380**	131 470	troy oz				**13**	37
Silver								
Forwards (sell)	**1 390 000**	5 795 000	troy oz	**5.52**	5.50	0-12	**8**	32
	400 000	1 390 000	troy oz	**5.50**	5.52	13-24	**2**	8
	-	400 000	troy oz	-	5.50	25-36	-	2
Total	**1 790 000**	7 585 000	troy oz				**10**	42
Collars	-	900 000	troy oz	-	5.25-6.10	0-12	-	5
Aluminium								
Forwards (buy)	**3 227**	10 756	tonnes	**1 541.16**	1 509.79	0-12	**5**	16
	-	1 282	tonnes	-	1 551.81	13-24	-	2
Total	**3 227**	12 038	tonnes				**5**	18
Zinc								
Forwards (buy)	**9 659**	31 410	tonnes	**1 145.20**	1 123.66	0-12	**11**	35
	-	4 369	tonnes	-	1 135.27	13-24	-	5
Total	**9 659**	35 779	tonnes				**11**	40
Crude Oil								
Forwards (sell)	-	12	mbbls	-	21.00	0-12	-	245

(a) The notional amount represents the face value of each transaction and accordingly expresses the volume of these transactions, but is not a measure of exposure.

NOTES TO FINANCIAL STATEMENTS CONTINUED

37 Market risk, financial instruments and commodities continued

Other Financial Instruments

During 1999 the BHP Billiton Limited Group entered into two amortising swap agreements with notional principals of US$95 million and US$71 million, which mature on 31 May 2005. Under the swap agreements, the BHP Billiton Limited Group pays LIBOR plus 1% per annum to the counterparty and receives 9.02% per annum fixed and LIBOR plus 0.5% per annum respectively. As at 30 June 2001, the outstanding notional principals were US$65 million (2000 - US$77million) and US$48 million (2000 - US$58 million) respectively.

Fair value of financial instruments

Financial instruments are held to maturity in the normal course of business and accordingly are recorded at cost or redemption amount as appropriate. The recorded amount is described below as the carrying amount, otherwise known as book value.

Fair value is defined as the amount at which the instrument could be exchanged in a current transaction between knowledgeable willing parties, other than in a forced or liquidation sale.

The following methods and assumptions are used to estimate the fair value of each class of financial instruments:

Cash and current receivables

The carrying amount approximates fair value because of the short period to maturity of these instruments.

Other current financial assets

Except as otherwise indicated, the carrying amount approximates fair value because of the short period to maturity of these investments. Refer note 13.

Non-current other financial assets

The fair values are estimated based on quoted market prices for those financial assets (or similar) where prices are available.

For other financial assets where there are no quoted market prices, a reasonable estimate of fair value has been calculated based on the expected cash flows or the underlying net asset base for each asset. The financial assets have not been written down as the carrying value is considered recoverable.

Employee Share Plan loans

The fair value of loans is based on the present value of anticipated future receipts. The loans have not been written down as the carrying value is considered recoverable.

Non-current receivables (excluding Employee Share Plan loans)

The fair values are estimated based on the present value of anticipated future receipts. The receivables have not been written down as the carrying value is considered recoverable.

Short term interest bearing liabilities

The carrying amount approximates fair value because of the short period to maturity of these instruments.

Long term interest bearing liabilities

The fair value of the BHP Billiton Limited Group's long term loans is based on the quoted market price for the same or similar issues or on the current rates available for debt with the same maturity profile.

Fair value of derivatives

The fair value of derivatives is based upon market valuations.

Future service fee obligations

The fair value represents the present value of service fees payable over the term of the agreement for the sale of Employee Share Plan receivables.

The following table gives a comparison of carrying amounts and estimated fair values for material instruments based on current market circumstances. Short term instruments, where carrying amounts and estimated fair values are identical, are omitted.

The carrying amounts in the following table are included in the Statement of Financial Position under the indicated captions.

NOTES TO FINANCIAL STATEMENTS CONTINUED

37 Market risk, financial instruments and commodities continued BHP Billiton Limited Group		Carrying amount 2001 $m	Fair value 2001 $m	Carrying amount 2001 US$m	Fair value 2001 US$m	Carrying amount 2000 $m	Fair value 2000 $m
Items included in the Statement of Financial Position							
Assets (non-current)							
Other financial assets		84	103	43	53	342	341
Employee Share Plan loans		41	31	21	16	40	28
Receivables		187	162	95	83	149	124
Liabilities (non-current)							
Interest bearing liabilities	– debt	(6 567)	(6 697)	(3 349)	(3 415)	(5 990)	(6 068)
	– cross currency swaps	496	496	253	253	228	228
Finance leases		(67)	(67)	(34)	(34)	(68)	(68)
Other		(119)	(92)	(61)	(47)	(38)	(24)
Items not included in the Statement of Financial Position							
Interest rate swaps			18		9		17
Cross currency swaps			63		32		(40)
Foreign exchange contracts			(1 190)		(607)		(636)
Copper							5
Gold			6		3		12
Silver			4		2		5
Aluminium			-		-		2
Zinc			(5)		(3)		2
Crude oil							(151)
Future service fee obligations			(42)		(21)		(91)

NOTES TO FINANCIAL STATEMENTS CONTINUED

38 Contingent liabilities	BHP Billiton Ltd Group 2001 $m	2001 US$m	2000 $m	BHP Billiton Ltd 2001 $m	2000 $m
Contingent liabilities at balance date, not otherwise provided for in these accounts, are categorised as arising from					
Joint ventures - unsecured	**105**	**54**	490	**-**	-
Other - unsecured (a)	**1 259**	**642**	1 699	**15 331**	19 683
Total contingent liabilities	**1 364**	**696**	2 189	**15 331**	19 683

(a) Includes loan and performance guarantees.

Ok Tedi Mining Limited

On 7 June 1996, Rex Dagi, Alex Maun and the remaining plaintiffs to Victorian Supreme Court proceedings against BHP Billiton Limited and Ok Tedi Mining Limited (OTML) entered into a Settlement Agreement. The principal terms of the agreement included the following:

- Each of the parties was required to make public announcements in terms agreed among the parties, to commit to the obligations in the public announcements and to support a process to reach agreement with the Lower Ok Tedi village communities.
- BHP Billiton Limited agreed to commit as soon as practicable to the implementation of any tailings option recommended by the independent enquiry or review to be conducted by the State (the tailings option) providing BHP Billiton Limited bona fide considers that option to be economically and technically feasible.
- BHP Billiton Limited's commitment to implement the tailings option is subject to unexpected or unforeseen circumstances which may render the tailings option economically or technically unfeasible; and obtaining all necessary leases and other approvals required from the landowners and the State.

On 11 April 2000, two legal actions were commenced in the Victorian Supreme Court against OTML and BHP Billiton Limited. Rex Dagi is plaintiff in the first action, Gabia Gagarimabu is plaintiff in the second action on his own behalf and on behalf of the remaining parties to the Settlement Agreement. Both actions seek specific performance of the Settlement Agreement and/or an injunction to require the implementation by BHP Billiton Limited and OTML of a tailings pipeline and storage system and damages. However, the plaintiffs have not identified a tailings retention scheme which could feasibly be implemented. On 27 August 2001 the Supreme Court of Victoria heard an application relating to procedural matters in this action. OTML and BHP Billiton Limited continue to assert that there has been no breach of the Settlement Agreement and will continue to defend the claims.

Bass Strait - Longford

Following the 25 September 1998 explosion and fire at Longford, a class action was commenced in the Federal Court of Australia on behalf of Victorian gas consumers and employees stood down by employers during the shortage of gas following those events (together the "Applicants"). On 12 April 2001 the action was transferred to the Supreme Court of Victoria. The action is against Esso Australia Resources Pty Ltd (Esso). Esso has joined the State of Victoria and various entities associated with the State (together the "State Entities") as cross respondents alleging certain failures and contributory negligence on the part of the State Entities. In turn, the State Entities have joined BHP Petroleum (Bass Strait) Pty Ltd ("BHPP") as a further cross respondent, with the effect that if any sums are recovered against the State Entities they will seek contribution from BHPP. The Applicants' alleged losses have not been quantified.

In addition to BHPP's potential liability to the State Entities under the cross claims, in certain circumstances Esso, as operator, is entitled to be indemnified by BHPP as a 50% joint venturer for certain categories of legal costs incurred by Esso and payments made in satisfaction of claims.

In turn, BHPP may have rights against Esso as operator in relation to losses and costs BHPP has incurred in relation to the incident, including under the cross claim by the State Entities. It is unlikely that these issues will be resolved in the near term.

DLC structure

Refer note 53 for information about cross guarantees which result from the DLC structure established between BHP Billiton Limited and BHP Billiton Plc.

Income tax audit

Refer note 2 (Non-deductibility of financing costs).

NOTES TO FINANCIAL STATEMENTS CONTINUED

39 Commitments for expenditure	BHP Billiton Ltd Group 2001 $m	BHP Billiton Ltd Group 2001 US$m	BHP Billiton Ltd Group 2000 $m	BHP Billiton Ltd 2001 $m	BHP Billiton Ltd 2000 $m
Capital expenditure commitments not provided for in the accounts					
Due not later than one year	1 493	762	389	-	-
Due later than one year and not later than five years	728	371	217	-	-
Total capital expenditure commitments	2 221	1 133	606	-	-
Lease expenditure commitments					
Finance leases (a)					
Due not later than one year	8	4	7	-	-
Due later than one year and not later than five years	34	17	29	-	-
Due later than five years	64	33	64	-	-
Total commitments under finance leases	106	54	100	-	-
deduct future financing charges	36	18	29	-	-
Finance lease liability	70	36	71	-	-
Operating leases (b)					
Due not later than one year	517	263	492	22	25
Due later than one year and not later than five years	911	465	1 084	29	52
Due later than five years	738	376	697	-	1
Total commitments under operating leases	2 166	1 104	2 273	51	78
Other commitments (c) (d)					
Due not later than one year					
Supply of goods and services	339	173	247	-	-
Royalties	43	22	38	-	-
Exploration expenditure	67	34	87	-	-
Chartering costs	99	50	109	-	-
	548	279	481	-	-
Due later than one year and not later than five years					
Supply of goods and services	1 228	626	970	-	-
Royalties	184	94	143	-	-
Exploration expenditure	64	33	77	-	-
Chartering costs	184	94	142	-	-
	1 660	847	1 332	-	-
Due later than five years					
Supply of goods and services	1 525	777	1 561	-	-
Royalties	325	166	282	-	-
Chartering costs	168	86	161	-	-
	2 018	1 029	2 004	-	-
Total other commitments	4 226	2 155	3 817	-	-

(a) Finance leases are predominantly related to leases of dry bulk carriers for the Transport and Logistics business. Refer notes 24 and 27.

(b) Operating leases are entered into as a means of acquiring access to property, plant and equipment. Rental payments are generally fixed, but with inflation escalation clauses on which contingent rentals are determined. Certain leases contain extension and renewal options.

(c) Included in other commitments is an amount of $1 298 million (2000 - $1 364 million) representing HBI Western Australia's continuing operating commitments under a number of take or pay contracts for supply of products/services.

(d) In addition to the amounts shown above, BHP Billiton Limited has announced an on-market share buy-back program for the purchase of up to 90 million shares (approximately five percent of issued capital). Following implementation of the DLC structure, the buy-back program has been adjusted such that the number of shares continues to represent approximately five per cent of issued capital. The buy-back program is expected to be completed by September 2002, depending on market circumstances. As at 30 June 2001, there have been no shares bought back under this program. Five per cent of issued capital at 30 June 2001 represents approximately 185 million fully paid ordinary shares and is valued at approximately $1 914 million based on the market price of fully paid ordinary shares as at Friday 29 June 2001 of $10.39 (which has been adjusted to reflect the bonus issue effective 29 June 2001).

NOTES TO FINANCIAL STATEMENTS CONTINUED

40 Superannuation commitments

The BHP Billiton Limited Group contributes to a number of superannuation funds which exist to provide benefits for employees and their dependants on retirement, disability or death. The funds include company sponsored funds, multi-employer industry funds and statutory retirement funds and are either defined benefit or defined contribution arrangements. The BHP Billiton Limited Group and employee members make contributions as specified in the rules of the respective funds.

The total amount of BHP Billiton Limited Group contributions to all funds was $171 million, $152 million and $135 million for 2001, 2000 and 1999 respectively.

The BHP Billiton Limited Group's contribution to retirement plans for all BHP Billiton Limited Group sponsored plans was $153 million, $130 million and $110 million for 2001, 2000 and 1999 respectively.

The BHP Billiton Limited Group contributed $18 million, $22 million and $25 million for 2001, 2000 and 1999 respectively, for employees covered by various multi-employer industry and statutory retirement plans. Information from the plans' administrators which would permit the BHP Billiton Limited Group to determine its share of accumulated plan benefits or net assets available for benefits under all such plans is not available.

Expenses for defined benefit pension schemes are recognised so as to allocate the cost systematically over the employees service lives on the basis of independent actuarial advice. A pension obligation or asset is recognised in the Statement of Financial Position. In addition, provision is made in the accounts for retirement benefits payable to non-executive Directors.

Independent actuarial reviews of BHP Billiton Limited Group sponsored defined benefit funds are generally undertaken every three years. The actuarial reviews of the BHP Billiton Limited Group sponsored funds included below disclosed actuarial surpluses in the funds, other than the BHP New Zealand Steel Pension Fund, and that there were sufficient funds to meet any benefits that would have vested under the plans in the event of termination of the plans or the voluntary or compulsory termination of the employment of each employee member.

The following is a review of the major funds in which the BHP Billiton Limited Group participates:

			Accrued benefits (a) (b)		Plan assets (a)		Net surplus/ (deficit) (a)		Vested benefits (a) (b)	
			2001	2000	**2001**	2000	**2001**	2000	**2001**	2000
Name of fund	Fund type	Last reporting date	**$m**	$m	**$m**	$m	**$m**	$m	**$m**	$m
BHP Superannuation Fund (b) (c)	Defined benefit/ Defined contribution	30 June 2001	**2 609**	3 143	**2 818**	3 404	**209**	261	**2 798**	3 370
Other plans			**891**	805	**883**	994	**(8)**	189	**877**	752
Total for BHP Billiton Limited Group sponsored plans (d)			**3 500**	3 948	**3 701**	4 398	**201**	450	**3 675**	4 122

(a) Accrued benefits, plan assets, net surplus/(deficit) and vested benefits are measured as at the last reporting date of each fund listed above. The reporting dates for the other plans are between 1 January 2001 and 31 March 2001.

(b) Vested benefits are benefits which are not conditional upon continued membership of the respective fund or any other factor other than resignation from the fund. Accrued benefits are calculated by the actuary as the present value of future benefit payments in relation to membership up to the dates noted in (a) above. In respect of the BHP Superannuation Fund, the last actuarial review was undertaken as at 30 June 2000. The results of this review were made available after completion of the 2000 annual report, and comparative data presented above has been restated accordingly. The accrued benefits as at 30 June 2001 are estimated.

(c) Enforceable legal obligation on the BHP Billiton Limited Group to contribute. Contributions are made by the member and the BHP Billiton Limited Group and are based on a percentage of a member's salary or wage.

(d) This does not include multi-employer sponsored plans for which the information relating to BHP Billiton Limited Group employees is not available.

NOTES TO FINANCIAL STATEMENTS CONTINUED

41 Remuneration of auditors	BHP Billiton Ltd Group				BHP Billiton Ltd	
	2001 $m	2001 US$m	2000 $m	1999 $m	2001 $m	2000 $m
Amounts received or due and receivable by the auditors and its affiliates of BHP Billiton Limited for						
Auditing accounts of BHP Billiton Limited and its controlled entities	**6.085**	**3.103**	5.849	6.346	**1.361**	1.003
Information systems design and implementation	-	-	-	0.862	-	-
Other services	**5.675**	**2.894**	5.701	2.293	**2.871**	3.081
Amounts received or due and receivable by auditors other than the auditors of BHP Billiton Limited for						
Auditing accounts of certain controlled entities	**0.441**	**0.225**	0.752	0.625		

42 Remuneration of Directors	BHP Billiton Ltd Group		BHP Billiton Ltd	
	2001 $m	2000 $m	2001 $m	2000 $m
Amounts received or due and receivable by Directors of BHP Billiton Limited (a) (b) (c) (d) (e)			**12.076**	12.153
Amounts received or due and receivable by Directors of BHP Billiton Limited Group controlled entities (a) (b) (c) (d) (e)	**171.901**	127.551		

Directors whose total income was between ($)	BHP Billiton Ltd 2001 Number	BHP Billiton Ltd 2000 Number
0 - 9 999	**7**	1
30 000 - 39 999	-	1
50 000 - 59 999	-	1
110 000 - 119 999	**7**	6
460 000 - 469 999	-	1
470 000 - 479 999	**1**	-
1 330 000 - 1 339 999	-	1
2 470 000 - 2 479 999	-	1
2 940 000 - 2 949 999	**1**	-
7 090 000 - 7 099 999	-	1
7 820 000 - 7 829 999	**1**	-

(a) Directors' remuneration has been determined in accordance with Urgent Issues Group Abstract 14 - Directors' Remuneration. For some Executive Directors, remuneration includes BHP Billiton Limited contributions to superannuation funds and an imputed notional contribution calculated at the determined actuarial rate. Where Executive Directors have Employee Share Plan loans an imputed interest component is included in remuneration.

(b) Options granted during 2001 and 2000 under the Employee Share Plan are subject to both a qualifying period and performance hurdles before they become exercisable. The performance hurdles relate to the BHP Billiton Limited Group's performance against the performance of a number of Australian companies. These options have an exercise price equivalent to market price at date of issue less, in the case of some options, a discount of one cent. The value of an Employee Share Plan option granted during the year ended 30 June 2001 has been determined by an actuary using modified Black-Scholes option pricing techniques to be $6.40 (pre bonus issue). Remuneration for 2001 includes amounts in relation to options granted during the year. The aggregate remuneration of $171. 901 million includes $9.050 million for options granted in 2001. In 2000, due to the nature of the performance hurdles which had been established for these options, and in the absence of an appropriate valuation technique, their value was considered to be indeterminable. Valuations are not available using the modified Black-Scholes option pricing techniques for options issued in the prior period. Refer to note 30 for details of all issues.

(c) Performance Rights granted during 2001 are subject to both a qualifying period and performance hurdles before they become exercisable. The performance hurdles relate to the BHP Billiton Limited Group's performance against the performance of a number of international companies. The value of a Performance Right granted during the year ended 30 June 2001 has been determined by an actuary using modified Black-Scholes option pricing techniques to be $14.73 (pre bonus issue). Remuneration for 2001 includes amounts in relation to Performance Rights granted during the year. The aggregate remuneration of $171.901 million includes $15.402 million for Performance Rights granted in 2001. Refer to note 30 for details of all issues.

(d) Remuneration for 2001 includes incentives payable to Executive Directors based on the achievement of business performance targets and individual performance for the year ended 30 June 2001. Remuneration for 2000 includes incentives paid to Executive Directors for the financial period ended 30 June 2000 and also includes the payment of incentives related to 1999 performance. A change in the basis of reporting incentive payments was made in the financial period ended 30 June 2000. Non-executive Directors are not entitled to any form of performance related remuneration.

(e) Directors' remuneration for 2000 excludes benefits of $0.033 million provided to a former Executive Director in accordance with severance arrangements.

NOTES TO FINANCIAL STATEMENTS CONTINUED

43 Retirement payments approved in general meeting	BHP Billition Ltd Group and BHP Billiton Ltd (a) 2001 $m	2000 $m
Prescribed benefits in connection with the retirement of Directors approved in general meeting of BHP Billiton Limited		
W F Blount	-	0.053
M A Jackson	-	0.296
	-	0.349

(a) Directors of the BHP Billiton Limited Group receiving prescribed benefits in connection with retirement are also Directors of BHP Billiton Limited.

44 Remuneration of executive officers - domiciled in Australia	BHP Billition Ltd Group and BHP Billiton Ltd (a) 2001 $m	2000 $m
Amounts received or due and receivable by executive officers (including Executive Directors) whose total income equals or exceeds $100 000 (a) (b) (c) (d) (e) (f)	**60.686**	40.868

Executive officers whose total income was between ($)	BHP Billiton Ltd Group and BHP Billiton Ltd (a) 2001 Number	2000 Number
110 000 - 119 999	-	2
130 000 - 139 999	-	1
150 000 - 159 999	-	1
270 000 - 279 999	-	1
290 000 - 299 999	1	-
340 000 - 349 999	-	1
360 000 - 369 999	1	-
400 000 - 409 999	-	1
410 000 - 419 999	1	-
540 000 - 549 999	1	-
550 000 - 559 999	1	1
570 000 - 579 999	1	-
580 000 - 589 999	1	-
590 000 - 599 999	1	-
610 000 - 619 999	1	-
620 000 - 629 999	-	1
640 000 - 649 999	-	3
660 000 - 669 999	1	-
670 000 - 679 999	-	1
770 000 - 779 999	-	1
800 000 - 809 999	1	-
820 000 - 829 999	-	1
890 000 - 899 999	-	1
900 000 - 909 999	1	-
920 000 - 929 999	2	-
940 000 - 949 999	2	1
950 000 - 959 999	1	-
1 010 000 - 1 019 999	-	1
1 080 000 - 1 089 999	1	-
1 110 000 - 1 119 999	1	1
1 120 000 - 1 129 999	1	-
1 200 000 - 1 209 999	1	-
1 280 000 - 1 289 999	1	-
1 330 000 - 1 339 999	-	1
1 460 000 - 1 469 999	1	-
1 470 000 - 1 479 999	1	-
1 480 000 - 1 489 999	1	-
1 570 000 - 1 579 999	-	1
1 610 000 - 1 619 999	-	1
1 650 000 - 1 659 999	1	-
1 660 000 - 1 669 999	1	-
1 670 000 - 1 679 999	1	-
1 930 000 - 1 939 999	-	1
1 960 000 - 1 969 999	-	1
2 030 000 - 2 039 999	1	-
2 060 000 - 2 069 999	-	1
2 200 000 - 2 209 999	-	1
2 250 000 - 2 259 999	1	-
2 260 000 - 2 269 999	1	-
2 330 000 - 2 339 999	1	-
2 450 000 - 2 459 999	-	1
2 470 000 - 2 479 999	-	1
2 530 000 - 2 539 999	-	1
2 690 000 - 2 699 999	-	1
2 940 000 - 2 949 999	1	-
3 110 000 - 3 119 999	1	-
3 390 000 - 3 399 999	1	-
3 790 000 - 3 799 999	1	-
3 860 000 - 3 869 999	1	-
7 090 000 - 7 099 999	-	1
7 820 000 - 7 829 999	1	-
	38	31

NOTES TO FINANCIAL STATEMENTS CONTINUED

44 Remuneration of executive officers - domiciled in Australia continued

(a) An executive officer is a person who is directly accountable and responsible for the strategic direction and operational mangement of the BHP Billiton Limited Group. Executive officers of the BHP Billiton Limited Group are also the executive officers of BHP Billiton Limited.

(b) Executive officers' remuneration has been determined in accordance with Urgent Issues Group Abstract 14 - Directors' Remuneration. For some executive officers, remuneration includes contributions by the BHP Billiton Limited Group to superannuation funds and an imputed notional contribution calculated at the determined actuarial rate. Where executive officers have Employee Share Plan loans an imputed interest component is included in remuneration.

(c) Options granted during 2001 and 2000 under the Employee Share Plan are subject to both a qualifying period and performance hurdles before they become exercisable. The performance hurdles relate to the BHP Billiton Limited Group's performance against the performance of a number of Australian companies. These options have an exercise price equivalent to market price at date of issue less, in the case of some options, a discount of one cent. The value of an Employee Share Plan option granted during the year ended 30 June 2001 has been determined by an actuary using modified Black-Scholes option pricing techniques to be $6.40 (pre bonus issue). Remuneration for 2001 includes amounts in relation to options granted during the year. In 2000, due to the nature of the performance hurdles which had been established for these options, and in the absence of an appropriate valuation technique, their value was considered to be indeterminable. Valuations are not available using the modified Black-Scholes option pricing techniques for options issued in the prior period. Refer to note 30 for details of all issues.

(d) Performance Rights granted during 2001 are subject to both a qualifying period and performance hurdles before they become exercisable. The performance hurdles relate to the BHP Billiton Limited Group's performance against the performance of a number of international companies. The value of a Performance Right granted during the year ended 30 June 2001 has been determined by an actuary using modified Black-Scholes option pricing techniques to be $14.73 (pre bonus issue). Remuneration for 2001 includes amounts in relation to Performance Rights granted during the year. The aggregate remuneration of executive officers of $60.686 million includes $12.965 million for Performance Rights granted in 2001. Refer to note 30 for details of all issues.

(e) Remuneration for 2001 includes incentives payable to executive officers based on the achievement of business performance targets and individual performance for the year ended 30 June 2001. Remuneration for 2000 includes incentives paid to executive officers for the financial period ended 30 June 2000 and also includes the payment of incentives related to 1999 performance. A change in the basis of reporting incentive payments was made in the financial period ended 30 June 2000.

(f) Executive officers' remuneration for 2000 excludes benefits of $0.033 million provided to a former executive officer in accordance with severance arrangements.

	BHP Billiton Ltd Group	
45 Self-insurance workers' compensation provision	**2001 $m**	**2000 $m**
Obligations under self-insurers workers' compensation licences included in provisions for employee benefits:		
New South Wales	**93**	74
South Australia	**2**	7
Victoria	**5**	7
Western Australia	**5**	-
Queensland	**17**	5
	122	93

NOTES TO FINANCIAL STATEMENTS CONTINUED

46 Major interests in unincorporated joint ventures

Joint venture	Countries where business carried on	Principal activities	BHP Billiton Ltd Group interest in share of output 2001 %	2000 %
Petroleum				
Bass Strait	Australia	Hydrocarbons production and exploration	**50**	50
Griffin	Australia	Hydrocarbons production and exploration	**45**	45
Laminaria	Australia	Hydrocarbons production and exploration	**25-33**	25-33
North West Shelf	Australia	Hydrocarbons production and exploration	**8-17**	8-17
Liverpool Bay	UK	Hydrocarbons production and exploration	**46**	46
North Sea	UK	Hydrocarbons production and exploration	**3-60**	3-60
Gulf of Mexico	US	Hydrocarbons production	**25-45**	25-45
Gulf of Mexico	US	Hydrocarbons exploration	**5-100**	11-100
Latin America	Bolivia	Hydrocarbons production and exploration	**50**	50
Ohanet	Algeria	Hydrocarbons development	**45**	60
Blocks 401a/402a	Algeria	Hydrocarbons exploration and development	**45**	45
Zamzama	Pakistan	Hydrocarbons exploration and development	**48**	48
Minerals				
Mt Newman	Australia	Iron ore mining	**85**	85
Mt Goldsworthy	Australia	Iron ore mining	**85**	85
Yandi	Australia	Iron ore mining	**85**	85
Central Queensland Coal Associates	Australia	Coal mining	**50** (a)	52
Gregory	Australia	Coal mining	**50** (a)	64
Ekati™	Canada	Diamond mining	**80** (b)	51
Hartley	Zimbabwe	Platinum mining	**-** (c)	67
Escondida	Chile	Copper mining	**57.5**	57.5

(a) The BHP Billiton Limited Group's interest in Central Queensland Coal Associates and Gregory joint ventures decreased to 50% in June 2001.

(b) The BHP Billiton Limited Group's effective interest at 30 June 2001 is 77% with 3% attributable to outside equity interests in Dia Met Minerals Ltd.

(c) The BHP Billiton Limited Group's interest in Hartley was disposed of in January 2001.

– 2001 and 1999 refer to the years ended 30 June 2001 and 31 May 1999 respectively.
2000 refers to the thirteen months ended 30 June 2000. Refer note 1 (Change of financial year)

NOTES TO FINANCIAL STATEMENTS CONTINUED

47 Elements relating to all unincorporated joint ventures	BHP Billiton Ltd Group 2001 $m	2001 US$m	2000 $m
Current assets			
Cash assets	104	53	137
Receivables	381	194	372
Inventories	488	249	528
Other	27	14	20
Non-current assets			
Receivables	34	17	35
Other financial assets	-	-	2
Inventories	68	35	58
Property, plant and equipment	13 373	6 820	11 508
Other	795	406	654
BHP Billiton Limited Group share of assets employed in joint ventures	15 270	7 788	13 314
Contingent liabilities - unsecured (a)	105	54	490
Contracts for capital expenditure not completed (b)	2 025	1 033	497

(a) Included in contingent liabilities arising from joint venture operations. Refer note 38.

(b) Included in capital expenditure commitments. Refer note 39.

48 Controlled entities

BHP Billiton Limited Group accounts include a consolidation of the following :

Entity	Place of incorporation
BHP Billiton Limited (a) (b)	Vic
The following entities are wholly owned except as otherwise noted:	
555550 B.C. Ltd (89.36%) (c)	Canada
Amari Wolff Steel Pty Ltd	Vic
Australian Iron & Steel Pty Ltd (b)	Vic
Beswick Pty Ltd	ACT
BHP (USA) Investments Inc	Delaware, USA
BHP Adhill Inc	Delaware, USA
BHP Arizona Railroad Company	Arizona, USA
BHP Asia Pacific Nickel Pty Ltd	Vic
BHP Asia Sdn Bhd	Malaysia
BHP Boliviana de Petroleo Inc	Delaware, USA
BHP Brasil Ltda	Brazil
BHP Canadian Diamonds Company (c)	Canada
BHP Capital No 20 Pty Ltd	Vic
BHP Chile Inc	Delaware, USA
BHP Coal Holdings Pty Ltd (c)	NSW
BHP Coal Pty Ltd	Qld
BHP Consulting Services (New Zealand) Ltd	New Zealand
BHP Copper Inc	Delaware, USA
BHP Development Finance Pty Ltd	Vic
BHP Diamonds (Belgium) NV	Belgium
BHP Diamonds Australia Pty Ltd (c)	Vic
BHP Diamonds Inc	Canada
BHP Direct Reduced Iron Pty Ltd	WA
BHP do Brasil Investimentos Ltda	Brazil
BHP Employee Plan Pty Ltd	Vic
BHP Empreendimentos Minerais Ltda	Brazil
BHP Engineering (Malaysia) Sdn Bhd	Malaysia
BHP Escondida Inc	Delaware, USA
BHP Finance (International) Inc	Delaware, USA
BHP Finance (Investments) USA Inc	Delaware, USA
BHP Finance (USA) Inc	Delaware, USA
BHP Finance (USA) Ltd	Vic
BHP Finance Investments (I) Pty Ltd	Vic
BHP Finance Ltd	ACT
BHP Financial Services (UK) Ltd	Guernsey
BHP Group Operations Pty Ltd (b)	Vic
BHP Group Resources Pty Ltd	Vic
BHP Hawaii Inc	Hawaii, USA
BHP Holdings (International) Inc	Delaware, USA
BHP Holdings (Operations) Inc	Delaware, USA
BHP Holdings (Resources) Inc	Delaware, USA
BHP Holdings (USA) Inc	Delaware, USA
BHP Holdings International (Investments) Inc	Delaware, USA
BHP Information Technology Sdn Bhd	Malaysia

NOTES TO FINANCIAL STATEMENTS CONTINUED

48 Controlled entities continued

Entity	Place of incorporation
BHP Innovation Pty Ltd	ACT
BHP Internacional Participacoes Ltda (b)	Brazil
BHP International Finance Corporation	Delaware, USA
BHP International Holdings Ltd	Hong Kong
BHP International Marine Transport Inc	Delaware, USA
BHP International Trading (Shanghai) Co, Ltd	China
BHP Investment Holdings Ltd	UK
BHP Investments (Europe) Ltd	UK
BHP Iron Ore (Jimblebar) Pty Ltd	WA
BHP Iron Ore Pty Ltd	WA
BHP Iron Pty Ltd	WA
BHP Japan Pty Ltd	Vic
BHP Khanij Anveshana Private Limited	India
BHP Lysaght (Hong Kong) Ltd	Hong Kong
BHP Lysaght Rabaul Ltd (80%)	PNG
BHP Madagascar SARL	Madagascar
BHP Marine & General Insurances Pty Ltd	Vic
BHP Mineral Resources Inc	Delaware, USA
BHP Minerals Asia Inc	Delaware, USA
BHP Minerals Asia Pacific Pty Ltd	WA
BHP Minerals Europe Ltd	UK
BHP Minerals Exploration Inc	Delaware, USA
BHP Minerals Ghana Inc	Delaware, USA
BHP Minerals Holdings Pty Ltd	Vic
BHP Minerals India Pvt Ltd	India
BHP Minerals International Exploration Inc	Delaware, USA
BHP Minerals International Inc	Delaware, USA
BHP Minerals Norway Pty Ltd	WA
BHP Minerals Pacific Inc	Nevada, USA
BHP Minerals Pty Ltd	WA
BHP Minerals Service Company	Delaware, USA
BHP Minerals Sulawesi Inc	Delaware, USA
BHP Mitsui Coal Pty Ltd (80%)	Qld
BHP Navajo Coal Company	Delaware, USA
BHP Nevada Mining Company	Delaware, USA
BHP Nevada Railroad Company	Nevada, USA
BHP New Zealand Steel Holdings Ltd	New Zealand
BHP New Zealand Steel Ltd	New Zealand
BHP New Zealand Steel Mining Ltd	New Zealand
BHP Nickel Nouvelle Caledonie SAS	New Caledonia
BHP Nominees Investments No 1 Pty Ltd	ACT
BHP Nominees Investments No 2 Pty Ltd	Vic
BHP Nominees Pty Ltd	Vic
BHP Operations Inc (75%) (d)	Delaware, USA
BHP Peru Holdings Inc	Delaware, USA
BHP Petroleum (Americas) Inc	Delaware, USA
BHP Petroleum (Angola 21) Inc	Canada
BHP Petroleum (Angola 22) Inc	Canada
BHP Petroleum (Argentina) SA	Argentina
BHP Petroleum (Ashmore Operations) Pty Ltd	Vic
BHP Petroleum (Asia/Pacific) Inc	Delaware, USA
BHP Petroleum (Australia) Pty Ltd	Vic
BHP Petroleum (Bass Strait) Pty Ltd	Vic
BHP Petroleum (Cambodia) Pty Ltd	Vic
BHP Petroleum (Canada) Inc	Canada
BHP Petroleum (Deepwater) Inc	Delaware, USA
BHP Petroleum (Exploration) Inc	Delaware, USA
BHP Petroleum (GOM) Inc	Delaware, USA
BHP Petroleum (India) Pvt Ltd	India
BHP Petroleum (International Exploration) Pty Ltd	Vic
BHP Petroleum (LNG Ships) Pty Ltd	Vic
BHP Petroleum (North West Shelf) Pty Ltd	Vic
BHP Petroleum (Otiti) Inc	Canada
BHP Petroleum (Pakistan) Pty Ltd	Qld
BHP Petroleum (Pipelines Investments) Pty Ltd	ACT
BHP Petroleum (Tankers) Ltd	Bermuda
BHP Petroleum (Tolo) Inc	Canada
BHP Petroleum (Trinidad) Ltd	Canada
BHP Petroleum (Trinidad - 2AB) Ltd	Canada
BHP Petroleum (UK) Corporation	Delaware, USA
BHP Petroleum (UK) Ltd	UK
BHP Petroleum (Victoria) Pty Ltd	Vic
BHP Petroleum Great Britain Ltd	UK
BHP Petroleum international Pty Ltd	Vic
BHP Petroleum Licences Ltd	UK
BHP Petroleum Ltd	UK
BHP Petroleum North Sea Ltd	UK
BHP Petroleum Pty Ltd	Vic
BHP Petroleum Trading and Marketing (Asia) Pte Ltd	Singapore
BHP Petroleum Trading & Marketing Inc	Delaware, USA
BHP Petroleum Trading and Marketing Pty Ltd	NSW
BHP PNG Services Ltd	PNG
BHP Queensland Coal Limited	Nevada, USA
BHP Refractories Pty Ltd	Vic
BHP Resources Inc	Delaware, USA
BHP Shared Business Services Pty Ltd	Vic
BHP Steel (AIS) Pty Ltd	NSW
BHP Steel (JLA) Pty Ltd	NSW
BHP Steel (Malaysia) Sdn Bhd (60%)	Malaysia
BHP Steel (Thailand) Ltd (87.5%) (e)	Thailand
BHP Steel Americas Inc	Delaware, USA
BHP Steel Asia Pte Ltd	Singapore
BHP Steel Building Products (B) Sdn Bhd (60%)	Brunei
BHP Steel Building Products (Guangzhou) Ltd	China
BHP Steel Building Products (Hong Kong) Ltd	Hong Kong
BHP Steel Building Products (Malaysia) Sdn Bhd (60%)	Malaysia
BHP Steel Building Products (Sabah) Sdn Bhd (49%) (f)	Malaysia
BHP Steel Building Products (Shanghai) Ltd	China
BHP Steel Building Products (Thailand) Ltd (75%)	Thailand

– 2001 and 1999 refer to the years ended 30 June 2001 and 31 May 1999 respectively.
2000 refers to the thirteen months ended 30 June 2000. Refer note 1 (Change of financial year).

NOTES TO FINANCIAL STATEMENTS CONTINUED

48 Controlled entities continued

Entity	Place of incorporation
BHP Steel Building Products (Vanuatu) Ltd (39%) (g)	Vanuatu
BHP Steel Building Products Lanka (Pvt) Ltd (81.81%) (h)	Sri Lanka
BHP Steel Building Products New Caledonia SA (65%) (i)	New Caledonia
BHP Steel Building Products PNG Ltd (80%)	PNG
BHP Steel Building Products Singapore Pte Ltd	Singapore
BHP Steel Building Products South Pacific Ltd (64%)	Fiji
BHP Steel Building Products Taiwan Ltd (80%)	Taiwan
BHP Steel Building Products Vietnam Co Ltd	Vietnam
BHP Steel Canada Inc	Canada
BHP Steel Europe, Middle East Ltd	UK
BHP Steel India Private Ltd	India
BHP Steel International Holdings SA	Panama
BHP Steel Investments Inc	Delaware, USA
BHP Steel Middle East Investments Pty Ltd	Vic
BHP Steel N Asia Ltd	Hong Kong
BHP Steel Southern Africa Pty Ltd	South Africa
BHP Steel Technology Inc	Delaware, USA
BHP Steel-Coal Terminal Management Pty Ltd	NSW
BHP Stevedoring Pty Ltd	NSW
BHP Tintaya SA (99.95%) (j)	Peru
BHP Titan Limited (80%)	PNG
BHP Titanium Minerals Pty Ltd	NSW
BHP Trading New Zealand Ltd	New Zealand
BHP Transport (Belgium) Ltd	Belgium
BHP Transport and Logistics (Europe) Ltd	UK
BHP Transport and Logistics (Malaysia) Sdn Bhd	Malaysia
BHP Transport and Logistics (New Zealand) Ltd	New Zealand
BHP Transport and Logistics (S.E. Asia) Pte Ltd	Singapore
BHP Transport and Logistics (USA) Inc	Delaware, USA
BHP Transport and Logistics Pty Ltd	Vic
BHP Venezuela DRI Ltd	UK
BHP Venezuela Inc	Delaware, USA
BHP Venture Investments Pty Ltd	Vic
BHP Vietnam Pty Ltd	Vic
BHP World Exploration Inc	Canada
BIEC International Inc	Delaware, USA
Bold Era Mining Ltd (89.36%) (c)	Nevada, USA
Broken Hill Proprietary (USA) Inc	Delaware, USA
Bulkers Ltd	Liberia
CEM Minerals Ltd (c)	Cyprus
Clinton International North Sea Ltd	UK
Copper Holdings International, LLC (70%) (c)	Delaware, USA
County Shipping Company Limited	Hong Kong
Dampier Coal (Queensland) Pty Ltd	ACT
Dia Met Exploration Ltd (89.36%) (c)	Canada
Dia Met Minerals (Africa) Ltd (89.36%) (c)	Cayman Islands
Dia Met Minerals (NWT) Ltd (89.36%) (c)	Canada
Dia Met Minerals Ltd (89.36%) (c)	Canada

Entity	Place of incorporation
Endeavour Industries Pty Ltd (c)	British Virgin Islands
Eloff Mining Company (Pty) Ltd (70%)	South Africa
Fathom Management Corporation	Delaware, USA
Florence Copper Inc	Delaware, USA
Glenbrook Holdings Pty Ltd	Vic
Glenbrook Representatives Ltd	New Zealand
Global BHP Copper Ltd	Cayman Islands
Groote Eylandt Manganese Sales Pty Ltd (51%) (k)	Vic
Hamilton Brothers Corporation	Delaware, USA
Hamilton Brothers Exploration Company	Delaware, USA
Hamilton Brothers Petroleum Corporation	Delaware, USA
Hamilton Oil Company Inc	Delaware, USA
Hay Point Services Pty Ltd	Qld
Independent Steels Pty Ltd (b)	Vic
International Resources (b)	Russian Federation
IPS USA Inc	Delaware, USA
John Lysaght (Australia) Pty Ltd	Vic
Keithen Ltd	Vic
Kendilo Coal Inc (80%)	Delaware, USA
Marcona International SA	Panama
MetCoal Holdings (Qld) Pty Ltd (c)	NSW
Minera Agua Rica, LLC (c)	Delaware, USA
Minera BHP SA de CV	Mexico
Minera Bruno SA	Argentina
Minera Pedro SA	Argentina
Nanegai Holdings Pty Ltd	NSW
New Zealand Steel (Australia) Pty Ltd	Vic
New Zealand Steel Development Ltd	New Zealand
Ok Tedi Mining Ltd (52%)	PNG
Oy Alwima Ltd (89.36%) (c)	Finland
Pacific Liner Services Pty Ltd (b)	WA
Pilbara Gas Pty Ltd	ACT
PRI Eastern Ltd	Cook Islands
PT Arutmin Indonesia (80%)	Indonesia
PT BHP Indonesia	Indonesia
PT BHP Kendilo Coal Indonesia (80%)	Indonesia
PT BHP Sipirok Minerals	Indonesia
PT BHP Steel Building Products Indonesia	Indonesia
PT BHP Steel Indonesia (74%)	Indonesia
PT BRC Lysaght Distribution (80%)	Indonesia
PT Gag Nikel (75%)	Indonesia
PT Gorontalo Minerals (80%)	Indonesia
PT Juloi Coal	Indonesia
PT Kalteng Coal	Indonesia
PT Lahai Coal	Indonesia
PT Maruwai Coal	Indonesia
PT Pari Coal	Indonesia
PT Ratah Coal	Indonesia
PT Sumber Barito Coal	Indonesia
San Juan Coal Company	Delaware, USA
San Juan Transportation Company	Delaware, USA

NOTES TO FINANCIAL STATEMENTS CONTINUED

48 Controlled entities continued

Entity	Place of incorporation
San Manuel Arizona Railroad Company	Arizona, USA
San Manuel Power Co. LLC (c)	Delaware, USA
Southeastern Petroleum Sales Corporation (72%)	Delaware, USA
Steel Holdings Co Ltd (25%) (l)	Thailand
Steltech Structural Ltd	New Zealand
Tasman Steel Holdings Ltd	New Zealand
Tavela Pty Ltd	NSW
The Broken Hill Proprietary Company Pty Ltd (b)	Vic
The Norwegian Oil Corporation (DNO-US)	Delaware, USA
The World Marine & General Insurances Plc	UK
Tortilla Acquisitions Inc (c)	Canada
Toward Industries Ltd	New Zealand
Transition Benefits Fund Pty Ltd	Vic
Tugs Pty Ltd	Qld
UMAL Consolidated Pty Ltd	NSW
These entities were disposed of during 2001	
A J Forsyth & Co Ltd (75%) (m)	Canada
Aquila Steel Company Pty Ltd (m)	NSW
Australian Wire Industries Pty Ltd (m)	Vic
AWI Holdings Pty Ltd (m)	Vic
BHP Mhondoro Mining Company Limited	Zimbabwe
BHP Mhondoro Platinum Holdings Limited	Zimbabwe
BHP Minerals Zimbabwe Pty Ltd	Vic
Corumba Pty Ltd (m)	ACT
CP Reinforcing Ltd (50%) (m)	New Zealand
CP Steel Ltd (50%) (m)	New Zealand
David Crozier Ltd (50%) (m)	New Zealand
EMCO Group Ltd (50%) (m)	New Zealand
Fastening Supplies Ltd (50%) (m)	New Zealand
Hartley Platinum Mines (Private) Ltd (67%)	Zimbabwe
J Murray-More (Holdings) Pty Ltd (m)	NSW
John Stansfield-Smith Pty Ltd (m)	NSW
Longrun Industries Ltd (50%) (m)	New Zealand
Macinery Ltd (50%) (m)	New Zealand
Metal Sales Ltd (50%) (m)	New Zealand
Metpol Pty Ltd (m)	NSW
NZMC Ltd (50%) (m)	New Zealand
OneSteel Limited (b) (m)	Vic
OneSteel Finance Pty Limited (c) (m)	NSW
OneSteel Investments Pty Limited (b) (m)	NSW
OneSteel Manufacturing Pty Limited (m)	Vic
OneSteel NSW Pty Limited (m)	NSW
OneSteel Queensland Pty Limited (m)	Qld
OneSteel Reinforcing Pty Limited (m)	Vic
OneSteel Wire Pty Limited (m)	NSW
Reosteel Pty Ltd (m)	NSW
Steel & Tube Holdings Ltd (50%) (m)	New Zealand
Steel & Tube New Zealand Ltd (50%) (m)	New Zealand
Stewart Steel Ltd (50%) (m)	New Zealand
Stube Industries Ltd (50%) (m)	New Zealand
Tubemakers of Australia Ltd (m)	SA
Tubemakers of New Zealand Ltd (m)	New Zealand
Tubemakers Properties Pty Ltd (m)	NSW
Tubemakers Somerton Pty Ltd (m)	Vic
These entities were liquidated during 2001	
A.C.N. 008 406 362	ACT
A.C.N. 008 575 317	ACT
A.C.N. 008 611 309	ACT
A.C.N. 056 108 055	SA
Amcast Foundry Pty Ltd	Vic
Australian Manganese Company Pty Ltd	Qld
B.E. Pty Ltd	NSW
BHP Copper Service Company	Delaware, USA
BHP Countertrade Pte Ltd	Singapore
BHP Engineering International Pte Ltd	Singapore
BHP Mexico Copper Exploration Inc	Delaware, USA
BHP Minerals (Iran) Pty Ltd	NSW
BHP Minerals de Espana Inc	Delaware, USA
BHP Petroleum (Algerie) Inc	Delaware, USA
BHP Petroleum (Angola) Inc	Delaware, USA
BHP Petroleum (Peru) Inc	Delaware, USA
BHP Seamgas Pty Ltd	WA
BHP Services Inc	Delaware, USA
BHP Zimbabwe Inc	Delaware, USA
County Shipping Investments Limited	Hong Kong
Magma Gold Ltd	Delaware, USA
Minera Rodo Huasi Inc	British Virgin Islands
Oro Huasi Exploration Inc	British Virgin Islands
Panary Pty Ltd	Vic
TBW Pty Ltd	NSW
WALLCO Finance Pty Ltd	NSW
These entites were merged during 2001	
BHP Petroleum (95-15) Inc	Delaware, USA
BHP Petroleum (95-17) Inc	Delaware, USA
BHP Petroleum (APAC) Inc	Delaware, USA
BHP Petroleum (Bolivia) Inc	Delaware, USA
BHP Petroleum (Colombia) Inc	Delaware, USA
BHP Petroleum (Latin America) Inc	Delaware, USA
BHP Petroleum (New Ventures) Inc	Delaware, USA
BHP Petroleum (Overseas Exploration) Inc	Delaware, USA
BHP Petroleum Pacific Islands Inc	Hawaii, USA
BHP Power New Zealand Ltd	New Zealand
Green Shoal Pipeline Corporation	Delaware, USA
Hamilton Brothers Oil Company	Texas, USA
Lovera Pipeline Co	Texas, USA

– 2001 and 1999 refer to the years ended 30 June 2001 and 31 May 1999 respectively.
2000 refers to the thirteen months ended 30 June 2000. Refer note 1 (Change of financial year)

NOTES TO FINANCIAL STATEMENTS CONTINUED

48 Controlled entities continued

Entity	Place of incorporation
These entities are in liquidation as at 30 June 2001	
BHP Power Pty Ltd	Vic
PT Obi Minerals	Indonesia
IP Oil Services Ltd	UK
Phoenix Mining Finance Company (Pty) Ltd	South Africa
BHP Petroleum Services Ltd	UK
BHP Petroleum (91-01) Pty Ltd	Vic
BHP Petroleum (Buffalo Operations) Pty Ltd (b)	Vic

(a) BHP Billiton Limited is the ultimate parent entity in the BHP Billiton Limited Group.

(b) The names of these entities were changed in 2001:

New name	Previous name
Australian Iron & Steel Pty Ltd	Independent Steels Pty Ltd
BHP Billiton Limited	BHP Limited
BHP Group Operations Pty Ltd	BHP Aitken Hill (Global Leadership Centre) Pty Ltd
BHP Internacional Participacoes Ltda	BHP-Utah International Participacoes Ltda
BHP Limited	The Broken Hill Proprietary Company Ltd
BHP Petroleum (Buffalo Operations) Pty Ltd	BHP Superannuation Investment Company Pty Ltd
Independent Steels Pty Ltd	Australian Iron and Steel Pty Ltd
International Resources	BHP International Resources
OneSteel Limited	OneSteel Pty Limited
OneSteel Investments Pty Ltd	Votraint No 1243 Pty Ltd
Pacific Liner Services Pty Ltd	BHP Papua New Guinea Pty Ltd
The Broken Hill Proprietary Company Pty Ltd	BHP Nominees Investments No 3 Pty Ltd

(c) These entities were acquired/incorporated/formed in 2001.

(d) The BHP Billiton Limited Group's 100% ownership of the ordinary share capital in this entity represents a beneficial interest of 75% of the entity. Outside interests own 100% of the preference share capital, representing a beneficial interest of 25%.

(e) Ownership interest increased from 75% in 2000.

(f) The BHP Billiton Limited Group holds an ownership interest of 49% in BHP Steel Building Products (Sabah) Sdn Bhd, which is classified as a controlled entity pursuant to Australian Accounting Standard AASB 1024: Consolidated Accounts because the BHP Billiton Limited Group can exercise voting control.

(g) Ownership interest decreased from 54% in 2000. The BHP Billiton Limited Group's ownership of the ordinary share capital in this entity represents a beneficial interest of 39% represented by its 65% ownership in BHP Steel Building Products New Caledonia SA, which in turn has 60% ownership of this entity.

(h) Ownership interest increased from 79% in 2000.

(i) Ownership interest decreased from 90% in 2000.

(j) Ownership interest decreased from 100% in 2000.

(k) Ownership interest increased to 100% with effect from 1 July 2001, for the purposes of the BHP Billiton Limited Group consolidated result.

(l) The BHP Billiton Limited Group holds an ownership interest of 25% in Steel Holdings Co Ltd, which is classified as a controlled entity pursuant to Australian Accounting Standard AASB 1024: Consolidated Accounts because the BHP Billiton Limited Group can exercise voting control.

(m) These entities formed part of the OneSteel Limited Group which was spun-out with effect from 31 October 2000.

NOTES TO FINANCIAL STATEMENTS CONTINUED

49 Related party disclosures

Directors of BHP Billiton Limited who held office during the year were:

D R Argus AO	D A Crawford	R J McNeilly
P M Anderson	B P Gilbertson (a)	J T Ralph AC
B C Alberts	C A Herkströter (a)	Lord Renwick of Clifton (a)
D C Brink (a)	J B Jackson (a)	B D Romeril (a)
M A Chaney	D A Jenkins	J M Schubert
J C Conde AO	D L Keys (a)	

(a) Appointed on 29 June 2001.

Share transactions with Directors and Director-related entities

There were no shares issued by BHP Billiton Limited under the Dividend Investment Plan, Bonus Share Plan and Share Purchase Scheme to Directors of BHP Billiton Limited and their Director-related entities during the current year (2000 - 2 436 ordinary shares).

The Managing Director and Chief Executive Officer received 201 840 ordinary shares during the year ended 30 June 2001 (2000 - 150 000) on exercise of Performance Rights. A further 25 000 exercisable rights are held and are excercisable by the Managing Director and Chief Executive Officer. On the exercise of these rights the Managing Director and Chief Executive Officer will receive 53 528 ordinary shares.

During July 2001 the Managing Director and Chief Executive Officer was issued with 352 378 ordinary shares as part of the bonus issue, which took effect from 29 June 2001, with the allotment occuring on 9 July 2001.

57 222 Performance Rights were issued to a Director of BHP Billiton Limited on 1 November 2000, which are not exercisable until July 2003.

Shares, options and Performance Rights held by Directors and Director-related entities at balance date

The aggregate number of shares, options and Performance Rights held in BHP Billiton Limited by Directors of BHP Billiton Limited and their Director-related entities at balance date were:

	2001	2000
Fully paid ordinary shares	**595 141**	381 147
Ordinary shares paid to 71 cents	**200 000**	200 000
Ordinary shares paid to 67 cents	**610 000**	610 000
Employee Share Plan options	**1 250 000**	1 250 000
Performance Rights	**682 222**	800 000

Directors and their Director-related entities receive the same dividends and bonus share entitlements as those available to other holders of the same class of shares. Partly paid shares do not participate in dividends.

Refer to note 30 for details of the employee ownership plans referred to above. All share transactions with Directors and their Director-related entities were conducted on an arm's length basis.

	BHP Billiton Ltd Group			BHP Billiton Ltd	
	2001 $m	2001 US$m	2000 $m	2001 $m	2000 $m
Loans made to Directors					
Aggregate amount of loans made during the financial year to Directors, not being Directors of BHP Billiton Limited					
- Directors of controlled entities	**0.004**	**0.002**	0.006	**-**	-
(all loans were concessional)					
Loan repayments from Directors					
Aggregate amount of repayments received during the financial year from Directors, not being Directors of BHP Billiton Limited					
Employee Share Plan loans					
- Directors of controlled entities	**1.597**	**0.814**	2.523	**1.589**	2.503
Other loans					
- Directors of controlled entities	**0.003**	**0.002**	0.006	**-**	-
(all loans were concessional)					

– 2001 and 1999 refer to the years ended 30 June 2001 and 31 May 1999 respectively.

NOTES TO FINANCIAL STATEMENTS CONTINUED

49 Related party disclosures continued

The following were Executive Directors during the year, and received loans and/or made loan repayments. (There are no loans to non-executive Directors):

Adams M H*	Desouza J*	Heath G J*	McGowan B W*	Wandke S C*
Allen N T*	Di Pietro P*	Hedges M E*	McMath G M*	Warner G C*
Archibald T J*	Dickson I J*	Henderson T L*	Miller R B*	Waters G A*
Armour W*	Dorairaj M*	Hermecz A*	Miller W G*	Watts R*
Bartholomew I*	Dummett H T*	Higgins R J*	Moore E K*	Weatherstone C*
Batchelor N W /	Dynon J N*	Hill M D*	Moss W J*	Whalan B*
Bell S*	Eades C R*	Hohnen M A*	Murray R P*	White J L*
Benjamin C J*	Edney I C*	Howell A F*	Netterfield D J*	Whiting T H*
Biggs D A J*	Edwards K A*	Huggins D A*	Nevison S J*	Wilkins W A*
Bissell D F*	Ellefson C*	Hunt G P*	Nicol B A*	Williams M L*
Blake S A*	Ellis J T*	Hunter K C*	Nuttall J*	Williams P J*
Bond G*	Etournaud D H*	Jarman R P*	Oppenheimer M C*	Wirth B A*
Bradford A N C*	Excell J D*	Jasper I C*	Paul G J*	Wirth C W*
Brannon J R*	Farrell K P*	John D W*	Pettigrew E A*	Woolfrey J*
Bull V A*	Finocchiaro A J*	Johnston W G*	Pickering K W*	Worthington P A*
Button A*	Fogarty C G*	Jones C*	Plummer G J*	Zimmerman D R*
Cain M*	Ford S L*	Jones E Y*	Quek H H*	Zimmerman W E*
Callaghan G C*	Franklin D*	Jones J H*	Quinn G W*	Zugai M*
Cameron J K*	Fraser D C*	Jones P A*	Reynolds A E*	Zwaan J P*
Campbell J A*	Gilzean M*	Jordan J R*	Roberts B A*	
Carroll D A*	Giorgini S*	Kapitola R H*	Robinson G R*	
Carroll R A*	Glendinning A ‡	Keast C R*	Robinson P S*	
Cheung P L K*	Glover G W*	Kellow G L*	Rothwell J R*	
Christie A D*	Gourlay J F*	King G M*	Samson P N /	
Clarebrough J A*	Greene B B*	King P W*	Saxelby W R*	
Cleary J W*	Gregory O R*	Kirkby R W*	Schissel D J*	
Cobley M A*	Grimson K*	Kong W M*	Schoer A J*	
Collins D F*	Grint W*	Kruger B*	Schulz D*	
Courtnall M*	Grubb J W*	Kuhns R J*	Selleck L J*	
Cousins B L*	Grubbs R K*	Landy B M*	Skrzeczynski R H*	
Cox B M*	Gunn N D*	Lane R C*	Smith C E*	
Crawford R*	Hadwen S J*	LaPirow S M*	Spitzer P R*	
Crookshank N*	Hall J W*	Lim M S W*	Stockden J M*	
Czyzewski J J*	Hargreaves T J*	Locke P R*	Stone M J*	
Dart I*	Harmon R G*	Lyons J S*	Szecsodi G A*	
Day G M*	Harvey G D*	Martin D G*	Tan H C*	
de Zwart P A*	Harvey P J*	Massey J C*	Twine D J*	
Dean L A*	Harvey R D ‡	Matthys J L*	Vine J A*	

* Employee Share Plan loan repayments.
/ Other loans received.
‡ Other loan repayments.

NOTES TO FINANCIAL STATEMENTS CONTINUED

49 Related party disclosures continued	BHP Billiton Ltd Group 2001 $m	2001 US$m	2000 $m	BHP Billiton Ltd 2001 $m	2000 $m
Related party transactions and balances included throughout the financial statements are as follows:					
Interest received or due and receivable from related parties					
Controlled entities				1 433.151	1 204.641
Associated entities	4.330	2.208	4.004	-	-
	4.330	2.208	4.004	1 433.151	1 204.641
Dividends received or due and receivable from related parties					
Controlled entities				3 474.148	3 720.126
Associated entities	64.879	33.088	31.114	-	-
	64.879	33.088	31.114	3 474.148	3 720.126
Borrowing costs paid or due and payable to related parties					
Controlled entities				748.445	665.531
Associated entities	0.957	0.488	0.790	-	0.004
	0.957	0.488	0.790	748.445	665.535
Current trade receivables due from related parties					
Controlled entities				13.618	38.441
Other Director related entities	0.600	0.306	-	-	-
Associated entities	4.339	2.213	7.231	-	-
	4.939	2.519	7.231	13.618	38.441
Current sundry receivables due from related parties					
Controlled entities				21 063.018	22 860.494
Associated entities	4.762	2.428	1.759		
Directors					
- of controlled entities (a)	1.556	0.794	1.985	1.556	1.985
	6.318	3.222	3.744	21 064.574	22 862.479
Non-current sundry receivables due from related parties					
Associated entities	0.508	0.259	0.495	-	-
	0.508	0.259	0.495	-	-
Non-current sundry receivables due from related parties					
Controlled entities				3 340.346	2 957.240
Associated entities	4.532	2.312	4.617	-	-
Directors					
- of controlled entities (a)	3.720	1.897	4.765	3.630	4.630
	8.252	4.209	9.382	3 343.976	2 961.870
Current trade creditors due to related parties					
Controlled entities				2.654	17.392
Other Director related entities	-	-	0.024	-	-
Associated entities	0.034	0.017	0.090	-	-
	0.034	0.017	0.114	2.654	17.392

– 2001 and 1999 refer to the years ended 30 June 2001 and 31 May 1999 respectively.
2000 refers to the thirteen months ended 30 June 2000. Refer note 1 (Change of financial year)

NOTES TO FINANCIAL STATEMENTS CONTINUED

49 Related party disclosures continued	BHP Billiton Ltd Group 2001 $m	2001 US$m	2000 $m	BHP Billiton Ltd 2001 $m	2000 $m
Current sundry creditors due to related parties					
Controlled entities				23 680.221	20 828.311
Associated entities	1.001	0.511	4.838	-	-
	1.001	0.511	4.838	23 680.221	20 828.311
Non-current interest bearing liabilities due to related parties					
Controlled entities				6 076.455	5 813.673
Related party contingent liabilities at balance date, not otherwise provided for in these financial statements, are categorised as arising from:					
Controlled entities - unsecured (b)				13 265.859	15 983.504
Amounts uncalled on shares				49.509	49.509
Associated entities - unsecured	97.510	49.730	421.936	-	499.584
	97.510	49.730	421.936	13 315.368	16 532.597

(a) Current and non-current sundry receivables due from Directors represent the appropriate portion of loans to Directors engaged in full-time employment within the BHP Billiton Limited Group, mainly for acquisition of shares in BHP Billiton Limited.

(b) BHP Billiton Limited amount includes guarantees, mainly in relation to funding arrangements and financial instruments, given in regard to certain controlled entities which are eliminated on consolidation. BHP Billiton Limited has given written assurances to certain controlled entities which may lead to it becoming liable to those controlled entities in respect of debts incurred by them.

Investments in associated entities are shown in note 17.

Directors' remuneration is shown in note 42.

Major interests in unincorporated joint ventures are shown in note 46.

Details of controlled entities are shown in note 48.

Transactions with Director-related entities

A number of Directors of BHP Billiton Limited hold positions in other companies, where it may be said they control or significantly influence the financial or operating policies of these entities. Accordingly, the following entities are considered to be Director-related entities for the purpose of the disclosure requirements of Australian Accounting Standard AASB 1017: Related Party Disclosures:

Other Director transactions with BHP Billiton Limited Group entities

Where the Director was an employee of the BHP Billiton Limited Group, transactions include:

- reimbursement of transfer expenses;
- minor purchases of products and stores; and
- insurance with BHP Billiton Limited Group insurance companies.

All these transactions (which were trivial in amount) were conducted on conditions no more beneficial than those available to other employees.

Director of BHP Billiton Limited	Director-related entity	Position held in Director-related entity
D A Crawford (a)	KPMG	Chairman and Partner
J C Conde (b)	Broadcast Investments Pty Ltd (and related entities)	Chairman and Managing Director
M A Chaney	Wesfarmers (Group)	Managing Director

(a) D A Crawford resigned as Chairman and Partner of KPMG on 28 June 2001.

(b) J C Conde resigned as Chairman and Managing Director of Broadcast Investments Pty Ltd on 21 March 2001.

NOTES TO FINANCIAL STATEMENTS CONTINUED

49 Related party disclosures continued

Transactions between the BHP Billiton Limited Group and these Director-related entities are detailed below:

- the chartered accounting firm KPMG (worldwide) received $2.454 million (2000 - $2.158 million) in fees for services provided to the BHP Billiton Limited Group. At 30 June 2001 there were no outstanding payables to KPMG (2000 - $0.024 million).
- the Wesfarmers Group received $3.980 million (2000 - $3.381 million) for products and services provided to the BHP Billiton Limited Group. The BHP Billiton Limited Group did not recieve any dividends from shares held in the Wesfarmers Group during the current year (2000 - $0.012 million). The Wesfarmers Group paid $13.889 million (2000 - $50.798 million) to the BHP Billiton Limited Group for various products. At 30 June 2001 outstanding receivables from the Wesfarmers Group were $0.600 million (2000 - nil).

Transactions with associated entities

The following material transactions with a related party of the BHP Billiton Limited Group occurred:

- sales of services to Australian LNG Shipping amounting to $18.679 million for the twelve months ended June 2001, (2000 - $17.074 million). These sales were conducted under normal commercial terms and conditions.

– 2001 and 1999 refer to the years ended 30 June 2001 and 31 May 1999 respectively.
2000 refers to the thirteen months ended 30 June 2000. Refer note 1 (Change of financial year).

NOTES TO FINANCIAL STATEMENTS CONTINUED

50 US generally accepted accounting principles disclosures

(A) Reconciliation to US GAAP

The consolidated financial statements of the BHP Billiton Limited Group are prepared in accordance with accounting principles generally accepted in Australia (Australian GAAP). Additional US GAAP disclosures are included in other notes to the financial statements. Material differences between generally accepted accounting principles as followed by the BHP Billiton Limited Group in Australia and those generally accepted in the US (US GAAP) are summarised below.

Dual Listed Companies arrangement with BHP Billiton Plc

On 29 June 2001 BHP Billiton Limited and BHP Billiton Plc established a Dual Listed Companies (DLC) structure. A full description of the structure is provided in the "BHP Billiton Limited Annual Report 2001 – Description of Business and Financial Statements" commencing on page 100. For US GAAP, the DLC structure is accounted for as a purchase business combination of BHP Billiton Plc by BHP Billiton Limited. Under Australian GAAP, the primary financial statements of BHP Billiton Limited give no recognition to the DLC structure. The adjustment to US GAAP involves determination of an imputed purchase consideration and fair value adjustments to the assets and liabilities of BHP Billiton Plc. Deferred tax must be provided on all fair value adjustments to tangible assets on acquisition with a consequential increase in the amount allocated to intangible assets. Purchase business combination costs which have been included in the Statement of Financial Performance under Australian GAAP have been capitalised and incorporated in the fair value of assets acquired for US GAAP purposes. The purchase accounting presented below is preliminary pending completion of comprehensive fair value determinations. Any impact arising from the final purchase price allocation cannot presently be quantified.

Fair value accounting for derivatives

For the purpose of deriving US GAAP information, Statement of Financial Accounting Standards No. 133: Accounting for Derivative Instruments and Hedging Activities (FAS 133) became applicable to the BHP Billiton Limited Group on 1 July 2000. FAS 133 requires that each derivative instrument be recorded in the Statement of Financial Position as either an asset or liability measured at its fair value. Derivative instruments are recognised in the financial statements under Australian GAAP to the extent described in note 1. On transition to FAS 133: an accumulated loss of $531 million has been recognised in respect of the fair value of derivative instruments held on 1 July 2000 which qualify as cash flow hedge transactions. This amount has been reported as a component of other comprehensive income; an accumulated gain of $19 million has been recognised in respect of the fair value of derivative instruments which qualify as fair value hedge transactions and their associated hedged liabilities held at 1 July 2000. This amount has been taken directly to profit and loss.

Subsequent gains and losses on cash flow hedges are taken to other comprehensive income and are reclassified to profit and loss in the same period the hedged transaction is recognised. Gains and losses on fair value hedges continue to be taken to profit and loss in subsequent periods, as are offsetting gains and losses on hedged liabilities. In both cases, these gains and losses are not recognised under Australian GAAP until the hedged transaction is recognised.

FAS 133 requires that any component of the gain or loss which is deemed to be ineffective be taken to the Statement of Financial Performance immediately. For Australian GAAP any ineffectiveness is recognised over the term of the derivative.

Asset write-downs

Under Australian GAAP the impairment test for determining the recoverable amount of non-current assets may be applied using either discounted or undiscounted estimated future cash flows. At 31 May 1998 the BHP Billiton Limited Group changed its policy to a discounted basis using the weighted average pre-tax interest rate of the BHP Billiton Limited Group's long-term interest bearing liabilities. This test is applied both to determine impairment and to the calculation of the write-down.

Under US GAAP, an impairment test is required utilising undiscounted cash flows, followed by the application of discounting to any impaired asset.

These differences created adjustments to the Statement of Financial Performance in prior years representing the lower charge to profit and resultant higher asset values for the write-downs calculated under US GAAP. In subsequent financial periods, the difference in asset carrying values is reduced through the inclusion of additional depreciation charges in the profit and loss. Refer 'Depreciation' below.

The charge to profit and loss for the period ended 30 June 2000 reflects the additional write-off of the West Australian HBI plant for US GAAP.

Depreciation

Revaluations of property, plant and equipment and investments are permitted in Australia with upward adjustments to the historical cost values reflected in a revaluation reserve which is part of total equity. In the case of property, plant and equipment, the depreciation charged against income increases as a direct result of such a revaluation. Since US GAAP does not permit property, plant and equipment to be valued at above historical cost, the BHP Billiton Limited Group depreciation charge has been restated to reflect historical cost depreciation.

NOTES TO FINANCIAL STATEMENTS CONTINUED

50 US generally accepted accounting principles disclosures continued

(A) Reconciliation to US GAAP continued

Following smaller asset write-downs, the higher asset values under US GAAP are being depreciated in accordance with asset utilisation. Refer 'Asset write-downs' above.

Employee benefits

In accordance with Australian GAAP, provisions for redundancies associated with organisational restructuring can be recognised where positions have been identified as being surplus to requirements, provided the circumstances are such that a constructive liability exists. Under US GAAP a provision for redundancies involving voluntary severance offers is restricted to employees who have accepted these offers. The adjustment is reversed over subsequent periods as the offers are accepted.

Pension costs

The BHP Billiton Limited Group recognises periodic pension cost based on actuarial advice in a manner similar to US GAAP. However, differences in the actuarial method used and the timing of recognition of expense components results in different periodic costs and pension assets or liabilities.

Realised net exchange gains on closure of operations

Australian GAAP permits net exchange gains or losses reported in the exchange fluctuation account which relate to assets that have been sold, closed or written down to be transferred to retained earnings. US GAAP requires these net exchange gains or losses be recognised in the profit and loss reflecting that they have, in substance, been realised.

Exploration, evaluation and development expenditures

The BHP Billiton Limited Group follows the 'area of interest' method in accounting for petroleum exploration, evaluation and development expenditures. This method differs from the 'successful efforts' method followed by some US companies, and adopted in this reconciliation to US GAAP, in that it permits certain exploration costs in defined areas of interest to be capitalised. Such expenditure capitalised under Australian GAAP is amortised in subsequent years.

Employee Share Plan loans

Under the Employee Share Plan, loans have been made to employees for the purchase of shares in BHP Billiton Limited. Under US GAAP the amount outstanding as an obligation to the BHP Billiton Limited Group, which has financed equity, is required to be eliminated from total equity.

Employee compensation costs

Under US GAAP, compensation expense arising from variable share, option and Performance Rights plans are recognised based on movements in their intrinsic value. Changes to the exercise terms for certain shares and options arising from the OneSteel spin-out (refer note 2) caused the related plan to become variable. This change required recognition of an expense for the movement in intrinsic value since grant date. Under Australian GAAP, compensation expense is determined in accordance with note 1.

Costs of start-up activities

The BHP Billiton Limited Group capitalises as part of property, plant and equipment, costs associated with start-up activities at new plants or operations which are incurred prior to commissioning date. These capitalised costs are depreciated in subsequent years. Under US GAAP costs of start-up activities should be expensed as incurred. In subsequent financial periods, amounts amortised for Australian GAAP purposes which have been expensed for US GAAP purposes will be added back when determining the profit result according to US GAAP.

Profit on asset sales

Under US GAAP, profits arising from the sale of assets cannot be recognised in the period in which the sale occurs where the vendor has a significant continuing association with the purchaser. In such circumstances, any profit arising from a sale is recognised over the life of the continuing arrangements.

For the period ended 30 June 2000, the profit on the sale and leaseback of plant and equipment was deferred for US GAAP purposes and will be recognised over the life of the operating lease.

Consolidation of Tubemakers of Australia Ltd (TOA)

Prior to consolidation, TOA was accounted for as an associated entity and included in the equity accounting calculations. Under US GAAP equity accounting is included in the consolidated results, while prior to the year ended 30 June 1999 Australian GAAP only permitted disclosure by way of note to the accounts. Thus under US GAAP the carrying value of the original equity interest in TOA is higher than under Australian GAAP, and the difference is reflected in higher goodwill capitalised and amortised in accordance with US GAAP. The spin-out of OneSteel Limited eliminates this reconciling item.

Equity accounting

For years ended on or after 30 June 1999, Australian GAAP requires the effect of accounting for associated entities on an equity basis to be shown in the consolidated results, as required by US GAAP. In prior periods, Australian GAAP permitted the effect of accounting for associated companies on an equity basis to be shown as supplementary information.

The Australian GAAP adjustment to retained earnings on initial adoption of equity accounting is recognised in the result for the period ended 30 June 2000 for US GAAP.

The following is a summary of the estimated adjustments to profit for 2001, 2000 and 1999 and BHP Billiton Limited equity as at 30 June 2001 and 2000 which would be required if US GAAP had been applied instead of Australian GAAP.

– 2001 and 1999 refer to the years ended 30 June 2001 and 31 May 1999 respectively.
2000 refers to the thirteen months ended 30 June 2000. Refer note 1 (Change of financial year).

NOTES TO FINANCIAL STATEMENTS CONTINUED

50 US generally accepted accounting principles disclosures continued

(A) Reconciliation to US GAAP continued

Net profit/(loss) for the financial period ended	BHP Billiton Ltd Group 2001 $m	2001 US$m	2000 $m	1999 $m
Net profit/(loss) attributable to members as reported in the consolidated Statement of Financial Performance	2 007	1 024	1 627	(2 312)
Estimated adjustment required to accord with US GAAP:				
add/(deduct)				
- Pension plans	(236)	(120)	(30)	(24)
- Employee compensation costs	(216)	(110)	-	-
- Purchase business combination costs	71	36		
- Depreciation - write-downs	(34)	(17)	(51)	(36)
- revaluations	10	5	12	10
- Employee benefits	43	22	26	(21)
- Fair value accounting for derivatives	(43)	(22)		
- Realised net exchange (losses)/gains on sale of assets/closure of operations	13	6	41	73
- Exploration, evaluation and development expenditures	(6)	(3)	(5)	(4)
- Start-up costs	5	2	(16)	-
- Profit on asset sales	2	1	(30)	-
- Consolidation of Tubemakers of Australia Ltd	(2)	(1)	(6)	(6)
- Asset write-downs	-	-	(907)	456
- Equity accounting			250	(6)
Total adjustment	(393)	(201)	(716)	442
Net profit/(loss) according to US GAAP	1 614	823	911	(1 870)

	BHP Billiton Ltd Group 2001 $	2001 US$	2000 $	1999 $
Earnings per share - US GAAP (a) (b)	0.437	0.223	0.249	(0.523)
Earnings per American Depositary Share (ADS) - US GAAP (a) (b) (c)	0.874	0.446	0.498	(1.046)

(a) Based on the weighted average number of shares on issue for the period, excluding shares held by controlled entities.

(b) Comparative data has been adjusted to take into account the bonus share issue effective 29 June 2001. Refer note 29.

(c) For the periods indicated, each ADS represents two ordinary shares.

Equity attributable to members	BHP Billiton Ltd Group 2001 $m	2001 US$m	2000 $m
Total equity	11 248	5 736	11 005
deduct outside equity interests	244	124	652
Total equity attributable to members	11 004	5 612	10 353
Estimated adjustment required to accord with US GAAP:			
add/(deduct)			
- Purchase business combination of BHP Billiton Plc	22 741	11 598	
- Purchase business combination costs	71	36	
- Fair value of accounting for derivatives	(872)	(444)	
- Asset write-downs	341	174	391
- Pension plans	(164)	(84)	72
- Property, plant and equipment revaluations	(135)	(69)	(145)
- Employee Share Plan loans	(98)	(50)	(145)
- Employee benefits	74	38	31
- Exploration, evaluation and development expenditures	(64)	(33)	(58)
- Profit on asset sales	(28)	(14)	(30)
- Start-up costs	(11)	(6)	(16)
- Consolidation of Tubemakers of Australia Ltd	-	-	93
Total adjustment	21 855	11 146	193
Total equity attributable to members according to US GAAP	32 859	16 758	10 546

– 2001 and 1999 refer to the years ended 30 June 2001 and 31 May 1999 respectively. 2000 refers to the thirteen months ended 30 June 2000. Refer note 1 (Change of financial year).

NOTES TO FINANCIAL STATEMENTS CONTINUED

50 US generally accepted accounting principles disclosures continued

(A) Reconciliation to US GAAP continued

The following are the material variations in major line items of the Statement of Financial Position for the BHP Billiton Limited Group under US GAAP as at 30 June 2000. Components of the variations at 30 June 2000 and details of variations as at 30 June 2001 are set out below in (B) Purchase business combination of the BHP Billiton Plc Group.

		2000	
Statement of Financial Position	Australian Balance Sheet $m	Variation $m	US Balance Sheet $m
Current receivables	2 629	(14)	2 615
Non-current receivables	189	(182)	7
Property, plant and equipment	19 586	108	19 694
Deferred tax assets	1 268	13	1 281
Non-current other assets	800	203	1 003
Current tax liabilities	192	8	200
Current provisions	1 535	(16)	1 519
Deferred tax liabilities	1 896	(71)	1 825
Non-current provisions	3 707	15	3 722

Purchase business combination of the BHP Billiton Plc Group

The following consolidated financial information is derived from the historical consolidated financial statements of the BHP Billiton Limited Group and the fair value of the assets and liabilities of the BHP Billiton Plc Group at the date of acquisition - 29 June 2001. The consolidated financial information reflects the acquisition under US GAAP of the BHP Billiton Plc Group by the BHP Billiton Limited Group in a business combination accounted for using the purchase method of accounting. The Statement of Financial Position at 30 June 2001 presents the consolidated BHP Billiton Group, based on preliminary fair value assessments of the assets and liabilities of the BHP Billiton Plc Group, in accordance with purchase business combination accounting. The proforma Statements of Financial Performance present the results of the BHP Billiton Group had the purchase been completed as of 1 July 1999 and 2000 respectively.

The preliminary fair value assessments of the assets and liabilities of the BHP Billiton Plc Group have been undertaken through the quantification of the purchase price and the preliminary allocation of this to individual businesses and to the underlying assets and liabilities of the individual businesses. The preliminary allocation has entailed review and assessment of various valuations, with preliminary adjustments made to the appropriate Statement of Financial Position line-items. Additional work will be undertaken in the year ending 30 June 2002 to finalise the fair value assessments of the assets and liabilities of the BHP Billiton Plc Group. This additional work will include completion of definitive assessments of matters such as mineral reserves, plant condition and replacement values. Changes as a result of this additional work are most likely to impact each of the Statement of Financial Position non-current asset line-items.

The proforma consolidated financial information in part (B) does not include any realisation of cost savings from operating efficiencies, synergies or other restructurings resulting from the transaction and does not contemplate the liabilities that may be incurred in any related restructurings. In addition, management of the BHP Billiton Group is in the process of assessing and formulating integration plans, which are expected to include employee separations, elimination of duplicative facilities, employee relocations and other restructuring actions. Also, the consolidated financial information does not reflect the impact of any potential sale of acquired assets.

In addition, no adjustment has been made to exclude DLC merger costs of $102 million from the BHP Billiton Group proforma consolidated Statement of Financial Performance for the year ended 30 June 2001. These were the costs incurred by the BHP Billiton Plc Group during that year. No such costs are reflected in the proforma consolidated Statement of Financial Performance for the year ended 30 June 2000 and these costs will not be reflected in the reported net profit for the year ending 30 June 2002.

– 2001 and 1999 refer to the years ended 30 June 2001 and 31 May 1999 respectively.
2000 refers to the thirteen months ended 30 June 2000. Refer note 1 (Change of financial year)

NOTES TO FINANCIAL STATEMENTS CONTINUED

50 US generally accepted accounting principles disclosures continued

Purchase business combination of the BHP Billiton Plc Group continued

Consolidated Statement of Financial Position

as at 30 June 2001

	Historical BHP Billiton Ltd Group per A GAAP $m	Historical BHP Billiton Ltd Group US GAAP adjustments (a) $m	Historical BHP Billiton Plc Group per US GAAP $m	Purchase accounting adjustments $m	BHP Billiton Group US GAAP $m	BHP Billiton Group US GAAP US$m
Assets						
Current assets						
Cash assets	1 183		1 359		2 542	1 296
Receivables	2 615	(15)	1 710		4 310	2 198
Other financial assets	163		261		424	216
Inventories	1 621		1 708	315	3 644	1 859
Other assets	219		38		257	131
Total current assets	5 801	(15)	5 076	315	11 177	5 700
Non-current assets						
Receivables	228	(101)	162		289	147
Investments accounted for using the equity method	498		2 331	2 046	4 875	2 486
Other financial assets	257	71	843	8	1 179	601
Inventories	146		65		211	108
Property, plant and equipment	20 014	59	17 097	5 701	42 871	21 864
Intangible assets	2		2 869	3 820	6 691	3 412
Deferred tax assets	906	393	249		1 548	790
Other assets	1 335	(225)	14		1 124	574
Total non-current assets	23 386	197	23 630	11 575	58 788	29 982
Total assets	29 187	182	28 706	11 890	69 965	35 682
Liabilities						
Current liabilities						
Payables	2 813	626	1 698		5 137	2 620
Interest bearing liabilities	973	1	2 594	(23)	3 545	1 808
Tax liabilities	217		376		593	302
Other provisions	1 608	(103)	461		1 966	1 003
Total current liabilities	5 611	524	5 129	(23)	11 241	5 733
Non-current liabilities						
Payables	34	366	249		649	331
Interest bearing liabilities	6 257	253	6 622	(35)	13 097	6 679
Deferred tax liabilities	1 844	(115)	2 535	1 908	6 172	3 148
Other provisions	4 193	40	803		5 036	2 568
Total non-current liabilities	12 328	544	10 209	1 873	24 954	12 726
Total liabilities	17 939	1 068	15 338	1 850	36 195	18 459
Net assets	11 248	(886)	13 368	10 040	33 770	17 223
Equity						
Total BHP Billiton interest	11 004	(886)	12 701	10 040	32 859	16 758
Outside equity interest	244	-	667		911	465
Total equity	11 248	(886)	13 368	10 040	33 770	17 223

NOTES TO FINANCIAL STATEMENTS CONTINUED

50 US generally accepted accounting principles disclosures continued

Purchase business combination of the BHP Billiton Plc Group continued

(a) Components of the variations for the BHP Billiton Limited Group excluding purchase accounting for the BHP Billiton Plc Group business combination, as set out in the second column of the previous page are:

	BHP Billiton Limited Group		
	2001 $m	2001 US$m	2000 $m
Current receivables			
Employee Share Plan	(15)	(8)	(14)
Non-current receivables			
Employee Share Plan	(101)	(51)	(182)
Non-current other financial assets			
Purchase business combination costs	71	36	
Property, plant and equipment			
Revaluation	(135)	(69)	(145)
Exploration, evaluation and development	(132)	(67)	(126)
Asset write-downs	343	175	404
Start-up costs	(17)	(9)	(25)
	59	30	108
Deferred tax assets			
Future income tax benefit - fair value accounting for derivatives	374	191	
Future income tax benefit - asset write-downs	(2)	(1)	(13)
Future income tax benefit - profit on asset sales	15	8	17
Future income tax benefit - start-up costs	6	3	9
	393	201	13
Non-current other assets			
Pension plans	(225)	(115)	110
Consolidation of Tubemakers of Australia Ltd	-	-	93
	(225)	(115)	203
Current payables			
Fair value accounting for derivatives	626	319	
Current interest bearing liablities			
Fair value accounting for derivatives	1	1	
Current tax liabilities			
Employee benefits	-	-	8
Current other provisions			
Employee benefits	(106)	(54)	(22)
Deferred income - profit on asset sales	3	2	6
	(103)	(52)	(16)
Non-current payables			
Fair value accounting for derivatives	366	186	
Non-current interest bearing liabilities			
Fair value accounting for derivatives	253	129	
Deferred tax liabilities			
Deferred income tax - exploration, evaluation and development	(68)	(34)	(68)
Deferred income tax - employee share plans	(18)	(9)	(51)
Deferred income tax - pension plans	(61)	(31)	38
Deferred income tax - employee benefits	32	16	10
	(115)	(58)	(71)
Non-current other provisions			
Deferred income - profit on asset sales	40	20	42
Employee benefits	-	-	(27)
	40	20	15

– 2001 and 1999 refer to the years ended 30 June 2001 and 31 May 1999 respectively.
2000 refers to the thirteen months ended 30 June 2000. Refer note 1 (Change of financial year).

NOTES TO FINANCIAL STATEMENTS CONTINUED

50 US generally accepted accounting principles disclosures continued

(B) Proforma effect of purchase business combination of the BHP Billiton Plc Group on consolidated Statement of Financial Performance (unaudited)

Set forth below is the proforma consolidated Statement of Financial Performance of the BHP Billiton Group for 2000 and 2001 as if the acquisition of BHP Billiton Plc had taken place on 1 July 1999 and 1 July 2000 respectively.

Proforma Consolidated Statement of Financial Performance (unaudited) for the year ended 30 June 2001

	Historical BHP Billiton Ltd Group per A GAAP $m	Historical BHP Billiton Ltd Group US GAAP adjustments $m	Historical BHP Billiton Plc Group per US GAAP $m	Proforma adjustments $m	BHP Billiton Group proforma $m
Revenue from ordinary activities					
Sales revenue	20 698		12 379		33 077
Other revenue	1 781	(995)	379		1 165
	22 479	(995)	12 758		34 242
deduct					
Expenses from ordinary activities, excluding depreciation, amortisation and borrowing costs	16 978	(526)	9 871		26 323
Depreciation and amortisation	2 402	25	1 154	341 (a)	3 922
Borrowing costs	553		574	(29) (b)	1 098
	2 546	(494)	1 159	(312)	2 899
Share of net profit of associates accounted for using the equity method	29		99	(52) (c)	76
Profit from ordinary activities before income tax	2 575	(494)	1 258	(364)	2 975
deduct					
Income tax expense attributable to ordinary activities	1 066	(101)	414	(72) (d)	1 307
Net profit	1 509	(393)	844	(292)	1 668
add/(deduct)					
Outside equity interests in net profit	498		48		546
Net profit attributable to members	2 007	(393)	892	(292)	2 214

Proforma Consolidated Statement of Financial Performance (unaudited) for the year ended 30 June 2000

	Historical BHP Billiton Ltd Group per A GAAP $m	Historical BHP Billiton Ltd Group US GAAP adjustments $m	Historical BHP Billiton Plc Group per US GAAP $m	Proforma adjustments $m	BHP Billiton Group proforma $m
Revenue from ordinary activities					
Sales revenue	19 872		7 830		27 702
Other revenue	2 052	(1 240)	234		1 046
	21 924	(1 240)	8 064		28 748
deduct					
Expenses from ordinary activities, excluding depreciation, amortisation and borrowing costs	17 549	220	6 161		23 930
Depreciation and amortisation	2 140	38	684	305 (a)	3 167
Borrowing costs	664		273	(25) (b)	912
	1 571	(1 498)	946	(280)	739
Share of net profit of associates accounted for using the equity method	29		163	(45) (c)	147
Profit from ordinary activities before income tax	1 600	(1 498)	1 109	(325)	886
deduct					
Income tax expense attributable to ordinary activities	51	(536)	231	(61) (d)	(315)
Net profit	1 549	(962)	878	(264)	1 201
add/(deduct)					
Outside equity interests in net profit	[illegible]2		(50)		(18)
Net profit attributable to members	1 581	(962)	828	(264)	1 183

NOTES TO FINANCIAL STATEMENTS CONTINUED

50 US generally accepted accounting principles disclosures continued

(B) Proforma effect of purchase business combination of the BHP Billiton Plc Group on consolidated Statement of Financial Performance (unaudited) continued

The assumptions and related proforma adjustments give effect to the business combination of BHP Billiton Limited and BHP Billiton Plc under US GAAP as if it occurred on 1 July 1999 and 1 July 2000 for the proforma consolidated Statements of Financial Performance for the years ended 30 June 2000 and 2001 respectively.

	2001 $m	2000 $m
(a) Depreciation and amortisation		
- This proforma adjustment records the estimated increase in depreciation, depletion and amortisation expense related to the estimated increase in tangible assets of property, plant and equipment and undeveloped property recorded in connection with the purchase business combination of the BHP Billiton Plc Group. This proforma adjustment has been determined based on the estimated life of each asset acquired, consistent with the depreciation lives described in note 1.	**261**	223
- This proforma adjustment records the estimated goodwill amortisation expense of the goodwill recognised in the purchase business combination of the BHP Billiton Plc Group. This proforma adjustment has been determined based on the estimated life of the business operations associated with goodwill, consistent with the goodwill policy described in note 1.	**186**	158
- This proforma adjustment reverses the goodwill amortisation expense in the historical financial statements of the BHP Billiton Plc Group.	**(106)**	(76)
	341	305
(b) Borrowing costs		
This proforma adjustment accretes the discount arising on the difference between the fair value and the carrying amount of the long term debt of BHP Billiton Plc.	**(29)**	(25)
(c) Share of net profit of associates accounted for using the equity method		
This proforma adjustment reflects the amortisation of the estimated fair value uplift of assets in a joint venture, accounted for under the equity method.	**(52)**	(45)
(d) Income tax expense attributable to ordinary activities		
The estimated income tax effect of the proforma adjustments has been recorded based on the effective tax rate of the operating unit to which the proforma adjustment relates.		
A provision for proforma income tax expense has been recorded for proforma adjustments to the proforma consolidated Statement of Financial Performance resulting from proforma purchase price allocation adjustments.	**(72)**	(61)

(e) Proforma weighted average earnings per share are estimated as follows:

	2001 $	2000 $
Basic	**0.372**	0.207
Diluted	**0.367**	0.207
Average number of basic shares (millions)	**5 944**	5 725
Average number of diluted shares (millions)	**6 035**	5 728

(C) Other revenue

Under Australian GAAP sales of non-current assets are shown gross, and shown as other revenue, whereas under US GAAP the net gain or loss is shown as a component of other revenue. Refer note 3 for disclosure of proceeds from asset sales and note 7 for profits or losses from asset sales.

(D) Foreign currency

The BHP Billiton Limited Group's Australian accounting policy for hedged foreign currency transactions is substantially the same as that required by US GAAP. Refer note 37 for disclosure of the amount of unrealised gains or losses.

– 2001 and 1999 refer to the years ended 30 June 2001 and 31 May 1999 respectively.
2000 refers to the thirteen months ended 30 June 2000. Refer note 1 (Change of financial year).

NOTES TO FINANCIAL STATEMENTS CONTINUED

50 US generally accepted accounting principles disclosures continued

(E) Pension plans

The BHP Billiton Limited Group's retirement plans are discussed in note 40. The net periodic pension debit/(credit), calculated in accordance with US Statement of Financial Accounting Standards No. 87, of the BHP Billiton Limited Group's significant defined benefit plan (BHP Superannuation Fund) is summarised as follows:

	BHP Billiton Ltd Group			
	2001 $m	2001 US$m	2000 $m	1999 $m
Service cost for year with interest	82	42	135	128
Interest cost on projected benefit obligation	81	41	98	95
Actual return on assets	(86)	(44)	(187)	(90)
Amortisation of transition asset	(22)	(11)	(30)	(30)
Deferral	(30)	(15)	28	(71)
Amortisation of prior service cost	2	1	3	3
Notional transfer - employee section	-	-	56	31
	27	14	103	66
Gain on plan curtailment and settlement	(5)	(3)	-	-
Pension cost before tax under US GAAP	22	11	103	66
BHP Billiton Limited - Group contribution	(66)	(34)	(57)	(28)
- Movement in prepaid pension asset	379	193		
deduct income tax effect	(99)	(50)	(16)	(14)
Charged to US GAAP net profit/(loss)	**236**	**120**	30	24
The funded status of the BHP Billiton Limited Group's significant defined benefit plan is summarised as follows:				
Market value of assets as at 31 March (1 March for 1999)	1 157	590	1 711	2 010
deduct				
Actuarial present value of benefit obligations				
Accumulated benefits				
- vested	1 148	586	1 543	1 766
- non-vested	-	-	-	34
Future salary increases	18	9	38	109
Fund (shortfall)/surplus	(9)	(5)	130	101
deduct income tax effect	2	1	29	36
Net after tax effect of the fund (shortfall)/surplus to BHP Billiton Limited	(7)	(4)	101	65
deduct				
Amount not recognised in US GAAP BHP Billiton Limited total equity reconciliation	(108)	(55)	29	(37)
Amount recognised in US GAAP BHP Billiton Limited total equity reconciliation	101	51	72	102
deduct				
Prepaid pension asset for Australian GAAP	265	135		
Net adjustment to US GAAP BHP Billiton Limited total equity reconciliation	(164)	(84)	72	102
Assumptions used in FAS 87 accounting were:				
Discount rate (per annum)	6.0%		5.0%	5.0%
Expected rate of return on plan assets (per annum)	8.0%		7.5%	7.5%
Salary inflation rate (per annum)	4.0%		3.5%	3.5%

Movements in plan assets and benefit obligations, other than those reported as part of net benefit cost, comprise employee contributions of $43 million (2000 - $50 million), employer contributions of $86 million (2000 - $28 million), net transfers out of $270 million (2000 - $388 million), benefits paid $478 million (2000 - $102 million) and fund expenses of $21 million (2000 - $19 million).

NOTES TO FINANCIAL STATEMENTS CONTINUED

50 US generally accepted accounting principles disclosures continued

(F) Statement of Comprehensive Income

In accordance with US Statement of Financial Accounting Standards No. 130, the following statement of comprehensive income reports changes in shareholders' equity excluding those resulting from investments by shareholders and distributions to shareholders. The amounts presented have been prepared in accordance with Australian GAAP, with adjustments as required to reflect the US GAAP position.

	BHP Billiton Ltd Group			
	2001 $m	2001 US$m	2000 $m	1999 $m
Total changes in equity other than those resulting from transactions with owners - per Australian GAAP	**2 643**	**1 348**	2 050	(2 524)
Adjustments to reflect comprehensive income in accordance with US GAAP, net of income tax:				
(deduct)/add				
Total adjustment to net income per (A) Reconciliation to US GAAP above	**(393)**	**(201)**	(716)	442
Reclassification adjustment for net exchange gains included in net income (a)	**13**	**6**	(41)	(73)
Net loss on qualifying cash flow hedging instruments as at 1 July 2000	**(531)**	**(270)**		
Gains/losses on qualifying cash flow hedging instruments	**(596)**	**(304)**		
Net transfer to earnings on maturity of cash flow hedging instruments	**298**	**152**		
Adjustment for initial adoption of revised accounting standard AASB1016:Accounting for Investments in Associates			(250)	
Comprehensive income - per US GAAP (b)	**1 434**	**731**	1 043	(2 155)
Accumulated other comprehensive income comprises:				
- Exchange fluctuation account	**910**	**464**	249	117
- Qualifying cash flow hedging instruments	**(829)**	**(423)**		
(a) Tax benefit/(expense) of other comprehensive income items:				
- Movements in exchange fluctuation account	**148**	**75**	56	(112)
- Reclassification adjustment for exchange gains included in net income	-	-	47	176

(b) Estimated losses expected to be reclassified from other comprehensive income to earnings in the year ended 30 June 2002 are approximately $400 million after tax.

NOTES TO FINANCIAL STATEMENTS CONTINUED

50 US generally accepted accounting principles disclosures continued

(G) Future impact of new accounting standards

In July 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 141: Business Combinations (FAS141) and Statement of Financial Accounting Standard No. 142: Goodwill and Other Intangible Assets (FAS142). In August, the FASB also issued Statement of Financial Accounting Standards No. 143: Accounting for Asset Retirement Obligations (FAS143).

For the purpose of deriving US GAAP financial information of the BHP Billiton Limited Group, FAS141 applies to purchase business combinations entered into after 30 June 2001, and is not available for application to earlier transactions. FAS142 will apply for the year ending 30 June 2003 (early adoption is permitted in certain circumstances) and FAS143 will apply for the year ending 30 June 2003 (early adoption is permitted). The BHP Billiton Limited Group has not adopted any of these standards early for the purpose of the 30 June 2001 financial statements and has made no decision concerning early adoption for the following year.

FAS141 changes the accounting for business combinations to a single purchase accounting method. FAS141 also changes the recognition criteria for intangible assets other than goodwill, and expands disclosure requirements in relation to business combinations. FAS142 changes the accounting for acquired goodwill and other intangible assets by requiring that goodwill and intangible assets with indefinite useful lives not be amortised. Under FAS142, the carrying amount of such assets will be subject to impairment tests at least on an annual basis. FAS143 changes accounting for the retirement of tangible long-lived assets by requiring that the fair value of legal obligations associated with the retirement of such assets be recognised as a liability and capitalised as part of the cost of those assets.

The BHP Billiton Limited Group has not evaluated the potential impact of any of these new standards on its future financial performance or financial position. The nature and degree of their impact, if any, will depend on matters such as the final determination of purchase accounting for the business combination of the BHP Billiton Plc Group and the determination of fair values of site restoration and rehabilitation obligations of the BHP Billiton Limited Group.

(H) Employee compensation costs

The BHP Billiton Limited Group has applied the principles of US Accounting Principles Board Opinion No. 25 in the determination of employee compensation costs arising from the Employee Share Plan options and Performance Rights schemes. Had the fair value basis of accounting in US Statement of Financial Accounting Standards No. 123 been used to account for compensation costs, the following net income and earnings per share amounts would result:

	BHP Billiton Ltd Group		
	2001	2000	1999
	$m	$m	$m
Net income / (loss)			
- As reported	**2 007**	1 627	(2 312)
- Proforma	**1 818**	1 627	(2 318)
	cents	cents	cents
Basic earnings per share (a) (b)			
- As reported	**54.4**	44.5	(64.6)
- Proforma	**49.3**	44.5	(64.8)
Diluted earnings per share (b) (c)			
- As reported	**53.9**	44.1	(64.6)
- Proforma	**48.3**	44.1	(64.8)

(a) Based on net profit/(loss) attributable to members of BHP Billiton Limited Group.
(b) Comparative data has been adjusted to take into account the bonus share issue effective 29 June 2001. Refer note 29.
(c) Refer note 11.

NOTES TO FINANCIAL STATEMENTS CONTINUED

51 Supplementary oil and gas information

Capitalised costs and costs incurred relating to oil and gas producing activities

The following table shows the aggregate capitalised costs relating to oil and gas producing activities and related accumulated depreciation, depletion and amortisation and valuation allowances in accordance with Australian GAAP except as otherwise indicated.

Capitalised costs include mineral rights attributable to the acquired oil and gas operations of Hamilton Oil Corporation (HOC) which was shown as an intangible in the BHP Billiton Limited Group's consolidated Statement of Financial Position. In accordance with Australian GAAP, the gross property costs and accumulated depreciation, depletion and amortisation and valuation allowances attributable to the acquisition of HOC were recorded in the accounts of the BHP Billiton Limited Group using the purchase accounting method. In addition, amounts shown below also include revaluations of fixed assets above original costs, permissible under Australian GAAP.

	BHP Billiton Ltd Group		
	2001 $m	2001 $USm	2000 $m
Capitalised costs			
Unevaluated properties	**538**	**274**	417
Production properties	**12 372**	**6 310**	10 971
Total costs (a)	**12 910**	**6 584**	11 388
less accumulated depreciation, depletion and amortisation and valuation allowances (a)	**6 039**	**3 080**	5 200
Net costs	**6 871**	**3 504**	6 188

(a) Includes $560 million (2000 - $560 million) attributable to prior year revaluations of fixed assets above historical costs pursuant to Australian GAAP and related accumulated amortisation thereof of $425 million in 2001 (2000 - $415 million).

NOTES TO FINANCIAL STATEMENTS CONTINUED

51 Supplementary oil and gas information *continued*

Costs incurred relating to oil and gas producing activities

The following table shows costs incurred relating to oil and gas producing activities (whether charged to expense or capitalised). Amounts shown include interest capitalised in accordance with Australian GAAP.

Property acquisition costs represent costs incurred to purchase or lease oil and gas properties. Exploration costs include costs of geological and geophysical activities and drilling of exploratory wells. Expenditure to drill and equip development wells and construct production facilities to extract, treat and store oil and gas are included in development costs.

	BHP Billiton Ltd Group					
	Australia	Americas	United Kingdom	Other	Total worldwide	Total worldwide
			2001 $m			US$m
Acquisition of proved property	-	**109**	-	-	**109**	**56**
Acquisitions of unevaluated property	-	**36**	-	-	**36**	**18**
Exploration (a)	**56**	**233**	**1**	**59**	**349**	**178**
Development	**197**	**204**	**111**	**233**	**745**	**380**
	253	**582**	**112**	**292**	**1 239**	**632**
			2000 $m			
Acquisitions of unevaluated property	-	4	-	-	4	
Exploration (a)	35	180	2	42	259	
Development	319	87	64	29	499	
	354	271	66	71	762	
			1999 $m			
Acquisitions of unevaluated property	-	29	-	-	29	
Exploration (a)	53	173	4	85	315	
Development	601	37	118	30	786	
	654	239	122	115	1 130	

(a) Represents gross exploration expenditure.

Results of operations from oil and gas producing activities

The following information is similar to the disclosures in note 9 but differs in several respects as to the level of detail and geographic presentation. Except as otherwise indicated, amounts shown are prepared on the basis of Australian GAAP. Amounts shown in the following table exclude interest income and borrowing costs, general corporate administrative costs and downstream processing of oil and gas into other products for resale. Petroleum general and administrative costs relating to oil and gas activities are included. Amortisation of goodwill, which under US GAAP is classified as mineral rights, attributable to acquired oil and gas producing operations of HOC is included in depreciation, depletion and amortisation.

Income taxes were determined by applying the applicable statutory rates to pretax income with adjustments for permanent differences and tax credits. Certain allocations of tax provisions among geographic areas were necessary and are based on management's assessment of the principal factors giving rise to the tax obligation.

Revenues are reflected net of royalties but before reduction for windfall profit taxes (these are included in operating costs). Revenues include sales to affiliates but amounts are not significant.

NOTES TO FINANCIAL STATEMENTS CONTINUED

51 Supplementary oil and gas information continued

	Australia	Americas	United Kingdom	Other	Total worldwide	Total worldwide
	BHP Billiton Ltd Group 2001 $m					US$m
Oil and gas sales	**4 481**	**398**	**959**	**9**	**5 847**	**2 982**
Deduct/(add)						
Operating costs (a)	**1 416**	**141**	**227**	**(4)**	**1 780**	**908**
Exploration expenses	**57**	**198**	**1**	**51**	**307**	**157**
Depreciation, depletion and amortisation (b) (c)	**532**	**121**	**297**	**18**	**968**	**493**
Other, net (d)	**(47)**	**-**	**-**	**-**	**(47)**	**(24)**
	2 523	**(62)**	**434**	**(56)**	**2 839**	**1 448**
Income taxes	**847**	**(64)**	**117**	**(10)**	**890**	**454**
Results of oil and gas producing activities (e)	**1 676**	**2**	**317**	**(46)**	**1 949**	**994**
	2000 $m					
Oil and gas sales	3 484	219	795	52	4 550	
Deduct/(add)						
Operating costs (a)	1 254	71	184	21	1 530	
Exploration expenses	34	135	2	38	209	
Depreciation, depletion and amortisation (b) (c)	494	60	311	20	885	
Other, net (d)	(36)	-	(61)	(76)	(173)	
	1 738	(47)	359	49	2 099	
Income taxes	619	(15)	132	(49)	687	
Results of oil and gas producing activities (e)	1 119	(32)	227	98	1 412	
	1999 $m					
Oil and gas sales	1 673	96	585	82	2 436	
Deduct/(add)						
Operating costs (a)	690	51	197	28	966	
Exploration expenses	47	79	4	65	195	
Depreciation, depletion and amortisation (b) (c)	317	41	297	37	692	
Other, net	(121) (f)	26	210 (g)	1	116	
	740	(101)	(123)	(49)	467	
Income taxes	219	(36)	28	(6)	205	
Results of oil and gas producing activities (e)	521	(65)	(151)	(43)	262	

(a) Includes Resource Rent Tax of $1 196 million (2000 - $732 million; 1999 - $294 million).

(b) Amortisation includes $12 million in 1999 attributable to goodwill associated with the acquisition of HOC which, under US GAAP would be treated as mineral rights. There is no such amortisation in 2001 and 2000 due to the write-off of this goodwill in 1999.

(c) Includes $10 million (2000 - $12 million; 1999 - $14 million) attributable to amortisation of prior year revaluations of fixed assets in excess of costs pursuant to Australian GAAP.

(d) Predominantly includes gain on asset sales plus Australian corporate tax rate adjustment in 2000.

(e) Amounts shown exclude general corporate overheads, interest income and borrowing costs, and downstream processing of oil and gas into products for resale and, accordingly, do not represent all of the operations attributable to the BHP Billiton Limited Group's petroleum segment presented in note 9. There are no outside equity interests.

(f) Gain on asset sales.

(g) Includes write-off of goodwill and write-down of mineral rights associated with the acquisition of HOC.

NOTES TO FINANCIAL STATEMENTS CONTINUED

51 Supplementary oil and gas information continued

Standardised measure of discounted future net cash flows relating to proved oil and gas reserves ('Standardised Measure') (unaudited)

The purpose of this disclosure is to provide data with respect to the estimated future net cash flows from future production of proved developed and undeveloped reserves of crude oil, condensate, natural gas liquids and natural gas.

The Standardised Measure is based on the BHP Billiton Limited Group's estimated proved reserves, (as presented in the section Reserves) and this data should be read in conjunction with that disclosure which is hereby incorporated by reference into this section. The standardised measures reflect the adoption of uniform reserve reporting standards which resulted in the removal of royalties from Australian reserves and restatement of proved reserves for the UK.

The Standardised Measure is prepared on a basis which presumes that year-end economic and operating conditions will continue over the periods in which year-end proved reserves would be produced. The effects of future inflation, future changes in exchange rates and expected future changes in technology, taxes and operating practices have not been included.

The Standardised Measure is prepared by projecting the estimated future annual production of proved reserves owned at period end and pricing that future production at prices in effect at period end to derive future cash inflows. Future price increases may be considered only to the extent that they are provided by fixed contractual arrangements in effect at period end and are not dependent upon future inflation or exchange rate changes.

Future cash inflows are then reduced by future costs of producing and developing the period end proved reserves based on costs in effect at period end without regard to future inflation or changes in technology or operating practices. Future development costs include the costs of drilling and equipping development wells and construction of platforms and production facilities to gain access to proved reserves owned at period end. They also include future costs, net of residual salvage value, associated with the abandonment of wells, dismantling of production platforms and restoration of drilling sites. Future cash inflows are further reduced by future income taxes based on tax rates in effect at period end and after considering the future deductions and credits applicable to proved properties owned at period end. The resultant annual future net cash flows (after deductions of operating costs including resource rent taxes, development costs and income taxes) are discounted at 10% per annum to derive the Standardised Measure.

There are many important variables, assumptions and imprecisions inherent in developing the Standardised Measure, the most important of which are the level of proved reserves and the rate of production thereof. The Standardised Measure is not an estimate of the fair market value of the BHP Billiton Limited Group's oil and gas reserves. An estimate of fair value would also take into account, among other things, the expected recovery of reserves in excess of proved reserves, anticipated future changes in prices, costs and exchange rates, anticipated future changes in secondary tax and income tax rates, and alternative discount factors representing the time value of money and adjustments for risks inherent in producing oil and gas.

NOTES TO FINANCIAL STATEMENTS CONTINUED

51 Supplementary oil and gas information continued

Standardised Measure of discounted future net cash flows (unaudited)	Australia	Americas	United Kingdom	Other	Total worldwide	Total worldwide
	BHP Billiton Ltd Group 2001 $m					US$m
Future cash inflows	**38 611**	**5 217**	**4 899**	**1 416**	**50 143**	**25 573**
Future production costs	**(12 212)**	**(1 483)**	**(1 414)**	**(477)**	**(15 586)**	**(7 949)**
Future development costs	**(5 116)**	**(1 285)**	**(115)**	**(321)**	**(6 837)**	**(3 487)**
Future income taxes	**(6 229)**	**(821)**	**(992)**	**(98)**	**(8 140)**	**(4 151)**
Future net cash flows	**15 054**	**1 628**	**2 378**	**520**	**19 580**	**9 986**
Discount at 10% per annum	**(7 501)**	**(580)**	**(582)**	**(216)**	**(8 879)**	**(4 528)**
Standardised Measure	**7 553**	**1 048**	**1 796**	**304**	**10 701**	**5 458**
	2000 $m					
Future cash inflows	42 033	1 948	6 171	1 390	51 542	
Future production costs	(14 954)	(361)	(1 629)	(395)	(17 339)	
Future development costs	(2 741)	(253)	(258)	(344)	(3 596)	
Future income taxes	(7 354)	(441)	(1 181)	(76)	(9 052)	
Future net cash flows	16 984	893	3 103	575	21 555	
Discount at 10% per annum	(9 235)	(258)	(847)	(297)	(10 637)	
Standardised Measure	7 749	635	2 256	278	10 918	
	1999 $m					
Future cash inflows	23 694	639	4 844	728	29 905	
Future production costs	(8 952)	(271)	(1 556)	(232)	(11 011)	
Future development costs	(3 059)	(56)	(281)	(155)	(3 551)	
Future income taxes	(4 063)	(55)	(874)	(14)	(5 006)	
Future net cash flows	7 620	257	2 133	327	10 337	
Discount at 10% per annum	(3 880)	(70)	(736)	(177)	(4 863)	
Standardised Measure	3 740	187	1 397	150	5 474	

Changes in the Standardised Measure are presented in the following table. The beginning of year and end of year totals are shown after reduction for income taxes and these, together with the changes in income tax amounts, are shown in discounted amounts (at 10% per annum). All other items of change represent discounted amounts before consideration of income tax effects.

The principal reasons for significant changes in the Standardised Measure are explained in notes to the table.

– 2001 and 1999 refer to the years ended 30 June 2001 and 31 May 1999 respectively.
2000 refers to the thirteen months ended 30 June 2000. Refer note 1 (Change of financial year).

NOTES TO FINANCIAL STATEMENTS CONTINUED

51 Supplementary oil and gas information continued

Changes in the standardised Measure of discounted future net cash flows (unaudited)	BHP Billiton Ltd Group 2001 $m	2001 US$m	2000 $m	1999 $m
Standardised Measure - beginning of period	**10 918**	**5 568**	5 474	5 928
Revisions:				
Prices, net of production costs	**(397)**	**(202)**	8 085	(1 246) (a)
Revisions of quantity estimates (b)	**(53)**	**(27)**	839	612
Accretion of discount	**1 528**	**779**	848	901
Changes in production timing and other (c)	**844**	**430**	(466)	(294)
	12 840	**6 548**	14 780	5 901
Sales of oil and gas, net of production costs	**(4 148)**	**(2 115)**	(2 894)	(1 414)
Acquisitions of reserves-in-place	**139**	**71**	-	-
Sales of reserves-in-place	**(47)** (d)	**(24)**	(118) (e)	(122) (f)
Development costs incurred which reduced previously estimated development costs	**639**	**326**	410	703
Extensions and discoveries, net of future costs	**919**	**469**	851	72
Changes in future income taxes	**359**	**183**	(2 111)	334
Standardised Measure - end of period	**10 701**	**5 458**	10 918	5 474

(a) Mainly reduction in gas prices resulting from renegotiation of future gas price contractual arrangements for Liverpool Bay, consideration for which is included in deferred income. Refer note 25 and 28.

(b) Changes in reserves quantities are discussed in the notes to 'Oil and Gas Reserves'.

(c) Includes the effect of foreign exchange.

(d) Reflects sale of Buffalo oil field in Northern Australia on 30 March 2001.

(e) Reflects the sale of PNG assets in December 1999.

(f) Reflects sale of Ravenspurn North and Johnston gas fields in the North Sea to Eastern Group Plc, completed on 5 July 1999.

NOTES TO FINANCIAL STATEMENTS CONTINUED

52 US transitional reporting requirements (unaudited)

Following the change in balance date to 30 June, in accordance with US Securities and Exchange Commission (SEC) Rule 15D-10, unaudited consolidated financial statements, reconciled to US GAAP have been furnished with the annual report, covering the transitional month of June 1999 and the 12 month period ended 30 June 2000.

Summary management discussion and analysis comments referencing major transactions occuring in the month of June 1999 are included on page 82 and should be read in conjunction with the following financial statements.

(A) Statement of Financial Performance	Corresponding annual report note (a)	BHP Billiton Ltd Group 12 months ended 30 June 2000 $m	US$m (b)	One month ended 30 June 1999 $m	US$m (b)
Operating revenue					
Sales revenue	3	19 872	11 866	1 634	1 080
Other revenue	3	2 052	1 225	95	63
		21 924	13 091	1 729	1 143
deduct					
Expenses from ordinary activities, excluding depreciation, amortisation and borrowing costs	4	17 549	10 479	1 409	932
Depreciation and amortisation	5	2 140	1 278	152	100
Borrowing costs	6	664	396	59	39
Profit from ordinary activities before income tax		1 571	938	109	72
Share of net profit of associated entities accounted for using the equity method	17	29	17	1	1
Profit from ordinary activities before income tax	7	1 600	955	110	73
deduct					
Tax expense attributable to ordinary activities	8	51	30	66	44
Net profit		1 549	925	44	29
Outside equity interests in net profit		32	19	2	1
Net profit attributable to members of BHP Billiton Limited		1 581	944	46	30
Adjustment for initial adoption of revised accounting standard AASB 1016: Accounting for Investments in Associates				250	166
Net exchange fluctuations on translation of foreign currency net assets and foreign currency interest bearing liabilities net of tax		280	167	(107)	(71)
Total direct equity adjustments to equity attibutable to members of BHP Billition Limited		280	167	143	95
Total changes in equity other than those resulting from transactions with owners	34	1 861	1 111	189	125

(a) Corresponding annual report notes provide further details of results for the thirteen month period to 30 June 2000.

(b) Translation of amounts from Australian currency into US currency has been made throughout this note for the convenience of the reader at the noon buying rate in New York City for cable transfers in Australian dollars as certified for customs purposes by the Federal Reserve Bank of New York on Friday 30 June 2000 (US$0.5971 = A$1), and Wednesday 30 June 1999 (US$0.6611 = A$1).

NOTES TO FINANCIAL STATEMENTS CONTINUED

52 US transitional reporting requirements (unaudited) continued

(B) Statement of Financial Position	Corresponding annual report note	BHP Billiton Ltd Group As at 30 June 2000 $m	As at 30 June 2000 US$m	As at 30 June 1999 $m	As at 30 June 1999 US$m
Assets					
Current assets					
Cash assets	35	1 039	620	774	512
Receivables	12	2 629	1 570	2 623	1 734
Other financial assets	13	4	2	3	2
Inventories	14	2 138	1 277	2 389	1 579
Other assets	15	271	162	228	151
Total current assets		6 081	3 631	6 017	3 978
Non-current assets					
Receivables	16	189	113	303	200
Investments accounted for under the equity method	17	632	377	310	205
Other financial assets	18	499	298	583	386
Inventories	19	159	95	188	124
Property, plant and equipment	20	19 586	11 695	22 404	14 811
Intangible assets	21	130	78	175	116
Deferred tax assets	8	1 268	757	1 105	731
Other assets	22	800	477	715	472
Total non-current assets		23 263	13 890	25 783	17 045
Total assets	9	29 344	17 521	31 800	21 023
Liabilities					
Current liabilities					
Payables	23	2 566	1 532	2 517	1 664
Interest bearing liabilities	24	2 530	1 511	1 760	1 164
Tax liabilities		192	115	150	99
Other provisions	25	1 535	916	1 662	1 098
Total current liabilities		6 823	4 074	6 089	4 025
Non-current liabilities					
Payables	26	45	27	36	24
Interest bearing liabilities	27	5 868	3 504	10 060	6 651
Deferred tax liabilities	8	1 896	1 132	2 330	1 540
Other provisions	28	3 707	2 213	3 500	2 314
Total non-current liabilities		11 516	6 876	15 926	10 529
Total liabilities		18 339	10 950	22 015	14 554
Net assets	9	11 005	6 571	9 785	6 469
Equity					
Contributed equity	29	7 093	4 235	6 684	4 419
Reserves	31	419	250	284	187
Retained profits	32	2 841	1 696	2 122	1 403
Total BHP Billiton Limited interest		10 353	6 181	9 090	6 009
Outside equity interest	33	652	390	695	460
Total equity	34	11 005	6 571	9 785	6 469

NOTES TO FINANCIAL STATEMENTS CONTINUED

52 US transitional reporting requirements (unaudited) continued

(C) Statement of Cash Flows	Corresponding annual report note	BHP Billiton Ltd Group 12 months ended 30 June 2000 $m	12 months ended 30 June 2000 US$m	One month ended 30 June 1999 $m	One month ended 30 June 1999 US$m
Cash flows related to operating activities					
Receipts from customers		19 250	11 494	1 709	1 130
Payments to suppliers, employees, etc.		(14 582)	(8 707)	(1 628)	(1 076)
Dividends received		46	27	-	-
Interest received		88	53	3	2
Borrowing costs		(801)	(478)	(115)	(76)
Proceeds from gas sales contract price re-negotiation		-	-	231	153
Other		277	165	60	39
Operating cash flows before income tax		4 278	2 554	260	172
Income taxes paid		(636)	(379)	36	23
Net operating cash flows	35	3 642	2 175	296	195
Cash flows related to investing activities					
Purchases of property, plant and equipment		(983)	(587)	(119)	(79)
Exploration expenditure		(349)	(208)	(24)	(16)
Purchases of investments		(338)	(202)	(100)	(66)
Investing outflows		(1 670)	(997)	(243)	(161)
Proceeds from sale of property, plant and equipment		717	428	24	16
Proceeds from sale or redemption of investments		229	137	13	9
Proceeds from sale or partial sale of controlled entities and joint venture interests net of their cash		693	413	5	3
Net investing cash flows		(31)	(19)	(201)	(133)
Cash flows related to financing activities					
Proceeds from ordinary share issues, etc.		251	150	24	16
Proceeds from interest bearing liabilities		1 263	754	395	261
Repayment of interest bearing liabilities		(4 822)	(2 879)	(45)	(30)
Dividends paid		(251)	(150)	(247)	(163)
Other		63	38	19	13
Net financing cash flows		(3 496)	(2 087)	146	97
Net increase in cash and cash equivalents		115	69	241	159
Cash and cash equivalents at beginning of period		789	471	573	379
Effect of foreign currency exchange rate changes on cash and cash equivalents		33	19	(25)	(17)
Cash and cash equivalents at end of period	35	937	559	789	521

NOTES TO FINANCIAL STATEMENTS CONTINUED

52 US transitional reporting requirements (unaudited) continued

(D) Reconciliation to US GAAP

Refer note 50 for description of reconciling items.

	BHP Billiton Ltd Group			
	12 months ended 30 June 2000		One month ended 30 June 1999	
Net profit/(loss) for the financial period	$m	US$m	$m	US$m
Net profit attributable to members of BHP Billiton Limited as reported in the consolidated Statement of Financial Performance	1 581	944	46	30
Estimated adjustment required to accord with US GAAP (a):				
add/(deduct)				
- Depreciation				
- write-downs	(47)	(28)	(4)	(2)
- revaluations	11	6	1	1
- Exploration, evaluation and development expenditures	(5)	(3)	-	-
- Pension plans	(28)	(17)	(2)	(1)
- Equity accounting	-	-	250	165
- Consolidation of Tubemakers of Australia Ltd	(6)	(4)	-	-
- Employee benefits	24	15	2	1
- Realised net exchange gains on sale of assets/closure of operations	41	24	-	-
- Asset write-downs	(907)	(541)	-	-
- Start-up costs	(15)	(8)	(1)	(1)
- Profit on asset sales	(30)	(18)	-	-
Total adjustment	(962)	(574)	246	163
Estimated profit according to US GAAP	619	370	292	193

	BHP Billiton Ltd Group			
	As at 30 June 2000		As at 30 June 1999	
Equity attributable to members of BHP Billiton Limited	$m	US$m	$m	US$m
Total equity	11 005	6 571	9 785	6 469
deduct outside equity interests	652	390	695	460
Equity attributable to members of BHP Billiton Limited	10 353	6 181	9 090	6 009
Estimated adjustment required to accord with US GAAP (a):				
add/(deduct)				
- Property, plant and equipment revaluations	(145)	(87)	(156)	(103)
- Exploration, evaluation and development expenditures	(58)	(35)	(53)	(35)
- Pension plans	72	43	100	66
- Consolidation of Tubemakers of Australia Ltd	93	56	99	65
- Employee benefits	31	19	7	5
- Employee Share Plan loans	(54)	(32)	(119)	(78)
- Asset write-downs	391	233	1 345	889
- Start-up costs	(16)	(9)	(1)	(1)
- Profit on asset sales	(30)	(18)	-	-
Total adjustment	284	170	1 222	808
Estimated equity attributable to members of BHP Billiton Limited according to US GAAP	10 637	6 351	10 312	6 817

(a) Reconciliation amounts for the 12 months ended 30 June 2000 are estimated equivalents based on thirteen months to June 2000 data.

NOTES TO FINANCIAL STATEMENTS CONTINUED

53 BHP Billiton Group disclosures

On 29 June 2001 BHP Billiton Limited (formerly BHP Limited) and BHP Billiton Plc (formerly Billiton Plc) established a DLC structure to create a diversified global resources group, called BHP Billiton (the BHP Billiton Group). Under the terms of the DLC structure one existing BHP Billiton Plc share had an economic interest equivalent to 0.4842 existing BHP Billiton Limited shares and to ensure that the economic and voting interest of each BHP Billiton Limited and BHP Billiton Plc share was equivalent there was a bonus issue to BHP Billiton Limited shareholders at a ratio of 1.0651 additional BHP Billiton Limited shares for each existing share held on 5 July 2001. The bonus share issue was effective 29 June 2001.

A full description of the DLC structure (including management, equalisation of economic and voting rights, dividends, voting, matching actions, cross guarantees, takeover provisions and the bonus issue) is provided in the 'BHP Billiton Limited Annual Report 2001 – Description of Business and Financial Statements', commencing on page 100.

To comply with Australian regulatory requirements, the BHP Billiton Limited Group has produced an Annual Report for BHP Billiton Limited which complies with Australian generally accepted accounting principles (GAAP) and is presented in Australian dollars. Australian regulatory requirements do not allow the inclusion this year, in the BHP Billiton Limited Annual Report, of a Statement of Financial Performance, a Statement of Cash Flows or notes to the financial statements for the BHP Billiton Group. Australian regulatory requirements allow the inclusion of a proforma Statement of Financial Position for the BHP Billiton Group as provided in this note.

The proforma Statement of Financial Position combines the accounts of the BHP Billiton Limited Group and the BHP Billiton Plc Group, each being prepared in accordance with Australian GAAP. It is prepared on the historical cost basis, with no fair value adjustments.

To comply with UK regulatory requirements, the BHP Billiton Group has also produced an Annual Report for BHP Billiton Plc.

The BHP Billiton Plc Annual Report complies with UK GAAP and reports the 2001 financial year and the corresponding period on a combined BHP Billiton Group basis. It includes financial statements (and associated notes to financial statements) presented in US dollars. The BHP Billiton Plc Annual Report is available from the BHP Billiton Share Department or, alternatively, can be viewed on the BHP Billiton web site (www.bhpbilliton.com).

To comply with US Securities Exchange Commission filing requirements, consolidated financial information of the BHP Billiton Group has been prepared in accordance with US GAAP. Refe note 50.

Proforma Statement of Financial Position	**30 June 2001 $m**
Assets	
Current assets	
Cash assets	2 542
Receivables	4 445
Other financial assets	424
Inventories	3 329
Other assets	257
Total current assets	10 997
Non-current assets	
Receivables	766
Investments accounted for using the equity method	2 445
Other financial assets	1 088
Inventories	211
Property, plant and equipment	36 889
Intangible assets	1 203
Deferred tax assets	1 155
Other assets	1 349
Total non-current assets	45 106
Total assets	56 103
Liabilities	
Current liabilities	
Payables	4 510
Interest bearing liabilities	3 567
Tax liabilities	593
Other provisions	2 069
Total current liabilities	10 739
Non-current liabilities	
Payables	283
Interest bearing liabilities	12 905
Deferred tax liabilities	2 950
Other provisions	5 012
Total non-current liabilities	21 150
Total liabilities	31 889
Net assets	24 214
Equity	
Contributed equity	9 480
Reserves	1 061
Retained profits	12 911
Total BHP Billiton Group interest	23 452
Outside equity interest	762
Total equity	24 214

DIRECTORS' DECLARATION

In accordance with a resolution of the Directors of BHP Billiton Limited, the Directors declare that the financial statements and notes, set out on pages 112 to 200:

(a) comply with applicable Accounting Standards and Corporations Regulations; and

(b) give a true and fair view of the financial position of BHP Billiton Limited and the BHP Billiton Limited Group as at 30 June 2001 and of their performance, as represented by the results of their operations and their cash flows, for the year ended on that date; and

In the Director's opinion:

(a) the financial statements and notes are in accordance with the Corporations Act.; and

(b) there are reasonable grounds to believe that BHP Billiton Limited will be able to pay its debts as and when they become due and payable.

Signed in accordance with a resolution of the Board of Directors.



D R Argus - Director

Dated at Melbourne this 3rd day of September 2001

INDEPENDENT AUDIT REPORT

To the members of BHP Billiton Limited:

Scope

We have audited the financial report of BHP Billiton Limited for the year ended 30 June 2001 as set out on pages 112 to 201. The financial report includes the consolidated financial statements of the consolidated entity comprising the company and the entities it controlled at 30 June 2001 or from time to time during the financial year. The company's Directors are responsible for the financial report. We have conducted an independent audit of the financial report in order to express an opinion on it to the members of the company.

Our audit has been conducted in accordance with Australian and United States auditing standards, to provide reasonable assurance whether the financial report is free of material misstatement.

Our procedures included examination, on a test basis, of evidence supporting the amounts and other disclosures in the financial report, and the evaluation of accounting policies and significant accounting estimates. These procedures have been undertaken to form an opinion whether, in all material respects, the financial report is presented fairly in accordance with Accounting Standards and other mandatory professional reporting requirements and statutory requirements, in Australia, so as to present a view which is consistent with our understanding of the company's and the consolidated entity's financial position, and performance as represented by the results of their operations and their cash flows.

The audit opinion expressed in this report has been formed on the above basis.

Audit Opinion

In our opinion, the financial report of BHP Billiton Limited is in accordance with:

(a) the Corporations Act (2001), including:

  (i) giving a true and fair view of the company's and consolidated entity's financial position as at 30 June 2001 and of their performance for the year ended on that date; and

  (ii) complying with Accounting Standards and the Corporations Regulations (2001); and

(b) other mandatory professional reporting requirements.

Reconciliation to United States Accounting Principles

Accounting practices used by BHP Billiton Limited in preparing the financial report conform with accounting principles generally accepted in Australia but do not conform with accounting principles generally accepted in the United States. A description of these differences and a complete reconciliation of consolidated net profit and total equity to accounting principles generally accepted in the United States is set forth in note 50.



Arthur Andersen - Chartered Accountants



G A Hounsell - Partner

Dated at Melbourne this 3rd day of September 2001

FINANCIAL SUMMARY 1997-2001

This financial summary includes selected information restated on a 12 months to June basis, which has not been subject to audit review.

All data presented has been prepared in accordance with Australian generally accepted accounting principles and accounting policies applying to each period, except for the year ended 30 June 1997 which has been restated to reflect adoption of *AASB 1033: Presentation and Disclosure of Financial Instruments*. Adoption of this standard resulted in certain redeemable preference shares which exhibited the characteristics of liabilities being reclassified from outside equity interest to interest bearing liabilities.

	Years ended 30 June					
Statement of Financial Performance items	2001 $m	2001 US$m	2000 $m	1999 $m	1998 $m	1997 $m
Sales to Australian customers						
- from Australia	**5 456**	**2 783**	6 397	5 920	6 738	6 820
- from outside Australia	-	-	104	88	44	95
Sales to non-Australian customers						
- from Australia	**7 993**	**4 076**	6 092	6 395	6 844	5 957
- from outside Australia	**7 249**	**3 697**	7 279	6 884	7 659	7 957
Total sales revenue	**20 698**	**10 556**	19 872	19 287	21 285	20 829
Other revenue	**1 781**	**908**	2 052	2 732	1 907	2 961
Total revenue from ordinary acivities	**22 479**	**11 464**	21 924	22 019	23 192	23 790
Depreciation and amortisation	**2 402**	**1 225**	2 140	2 203	2 218	1 979
Borrowing costs	**553**	**282**	664	718	752	784
Share of net profit of associated entities accounted for using the equity method	**29**	**15**	29			
Income tax expense	**1 066**	**543**	51	148	541	856
Net profit /(loss)	**1 509**	**770**	1 549	(2 302)	(1 638)	510
Outside equity interests in net profit/(loss)	**498**	**254**	32	3	47	(52)
Net profit/(loss) attributable to members of BHP Billiton Limited	**2 007**	**1 024**	1 581	(2 299)	(1 591)	458
Statement of Financial Performance statistics						
Basic earnings per share (a)(b)	**$0.544**	**$0.277**	$0.433	$(0.642)	$(0.454)	$0.135
Dividends or equivalent as declared ($ million)	**912**	**465**	903	884	866	836
Dividends per fully paid share						
- as declared	**$0.510**	**$0.260**	$0.510	$0.510	$0.510	$0.510
- as declared adjusted for bonus issue	**$0.247**	**$0.126**	$0.247	$0.247	$0.247	$0.247
Dividend cover (times) (c)	**2.2**		1.8	(d)	(d)	0.5
Dividend payout ratio (times) (e)	**0.5**		0.6	(d)	(d)	1.8
EBIT interest cover (times) (f)	**5.4**		3.3	(d)	(d)	2.3
EBITDA Interest cover (times) (g)	**9.6**		6.5	0.9	1.9	4.4

(a) Based on net profit/(loss) attributable to members of BHP Billiton Limited divided by the weighted average number of fully paid shares.

(b) Comparative data has been restated to take into account the bonus share issue effective 29 June 2001. Refer note 29.

(c) Calculated on dividends or equivalent declared.

(d) Figure is negative.

(e) Calculated as dividends per share (adjusted for bonus issue) divided by earnings per share (adjusted for bonus issue).

(f) Calculated as net profit/(loss) before borrowing costs and income tax expense divided by total borrowing costs.

(g) Calculated as net profit/(loss) before borrowing costs, income tax, depreciation and amortisation expense, divided by total borrowing costs.

FINANCIAL SUMMARY 1997-2001 CONTINUED

Statement of Financial Position items	2001 $m	2001 US$m	2000 $m	1999 $m	1998 $m	1997 $m
	As at 30 June					
Current assets	**5 801**	**2 959**	6 081	6 017	7 415	7 889
Non-current investments and other financial assets	**755**	**385**	1 131	893	853	770
Property, plant and equipment	**20 014**	**10 207**	19 586	22 404	26 413	26 061
Intangible assets	**2**	**1**	130	175	387	389
Other non-current assets	**2 615**	**1 333**	2 416	2 311	2 610	1 659
Total assets	**29 187**	**14 885**	29 344	31 800	37 678	36 768
deduct						
Current liabilities	**5 611**	**2 862**	6 823	6 089	5 895	6 889
Non-current interest bearing liabilities	**6 257**	**3 191**	5 868	10 060	13 452	11 126
Other non-current liabilities	**6 071**	**3 096**	5 648	5 866	5 634	4 981
Net assets	**11 248**	**5 736**	11 005	9 785	12 697	13 772
Equity						
- attributable to members of BHP Billiton Limited	**11 004**	**5 612**	10 353	9 090	11 860	12 952
- attributable to outside equity interests	**244**	**124**	652	695	837	820
Total equity	**11 248**	**5 736**	11 005	9 785	12 697	13 772
Statement of Financial Position statistics						
Total interest bearing liabilities (a) as a percentage of total interest bearing liabilities and equity	**38.3%**		42.7%	53.7%	53.2%	48.8%
Net tangible assets attributable to members of BHP Billiton Limited (b)	**$2.97**	**$1.51**	$2.77	$2.43	$3.16	$3.51
Return on shareholders' equity at year end	**18.2%**		15.3%	(25.3)%	(13.4)%	3.5%
Return on capital (c)	**9.9%**		9.9%	(7.5)%	(4.1)%	3.9%
US GAAP statistics						
Profit/(loss) from ordinary activities after income tax, attributable to members of BHP Billiton Limited						
- per fully paid share (b) (d) (e)	**$0.437**	**$0.223**	$0.350	$(1.070)	$(0.415)	$0.320
- per ADS (b) (d) (f)	**$0.874**	**$0.446**	$0.699	$(2.141)	$(0.829)	$0.641
Dividends provided for or paid						
- per fully paid share (d) (g)	**$0.510**	**$0.260**	$ 0.510	$0.510	$0.510	$0.510
- per ADS (d) (f) (g)	**$1.020**	**$0.520**	$ 1.020	$1.020	$1.020	$1.020
Return on equity	**4.9 %**		5.8%	(17.8)%	(5.5)%	4.0%

(a) Calculated as total interest bearing liabilities (current and non-current), excluding finance leases, bank overdrafts and other divided by total interest bearing liabilities and net assets.

(b) Comparative data has been restated to take into account the bonus share issue effective 29 June 2001. Refer note 29.

(c) Calculated as net profit/(loss) before net unallocated interest, as a percentage of average capital employed, where average capital employed equals total equity plus current and non-current interest bearing liabilities (long term loans, redeemable preference shares and non-recourse finance).

(d) All amounts are adjusted for stock dividends during the periods indicated.

(e) Based on the weighted average number of shares on issue calculated as if the shares held by the Beswick Group in years ended 30 June 1996 to 1998 were treated as Treasury stock. There were no shares held by the Beswick Group at 30 June 1999, 2000 and 2001.

(f) Assumes that, for the periods indicated, each ADS represents two ordinary shares.

(g) As declared.

GLOSSARY OF TERMS

To assist readers in understanding unfamiliar terms the following Glossary is presented.

Australian terminology	**US equivalent**
Total Equity	Stockholders' Equity
Contributed equity	Subscribed Capital Stock
Ordinary Shares	Common Stock
Reserve, e.g. General Reserve forms part of Shareholders' Equity	Appropriated Surplus or Retained Earnings
Share Premium Reserve	Paid-in Surplus
Retained Profits	Retained Earnings
Provision - accrued liability, i.e. not part of Total Equity	Reserve - can represent either part of Stockholder's Equity, accrued liability or estimated depletion in the cost of an asset
Bonus Issue	Stock Dividend
Investment Allowance	Investment Tax Credit
Controlled Entity	Subsidiary
Depreciation	Depreciation and depletion

Item 19. Exhibits

The following exhibits are filed with this annual report on Form 20-F or incorporated by reference.

Number	Description
1	Constitution of BHP Billiton Limited
4.1	DLC Merger Implementation Deed, dated March 19, 2001, between BHP Limited and Billiton Plc.
4.2	DLC Structure Sharing Agreement, dated June 29, 2001, between BHP Limited and Billiton Plc.
4.3	SVC Special Voting Shares Deed, dated June 29, 2001, among BHP Limited, BHP SVC Pty Limited, Billiton Plc, Billiton SVC Limited and The Law Debenture Trust Corporation p.l.c.
4.4	SVC Special Voting Shares Amendment Deed, dated August 13, 2001, among BHP Limited, BHP SVC Pty Limited, Billiton Plc, Billiton SVC Limited and The Law Debenture Trust Corporation p.l.c.
4.5	Deed Poll Guarantee, dated June 29, 2001, of BHP Limited.
4.6	Deed Poll Guarantee, dated June 29, 2001, of Billiton Plc.
4.7	Implementation Deed, dated August 26, 2000, between The Broken Hill Proprietary Company Limited and OneSteel Limited.
4.8	Terms of Employment, dated November 2, 1998, between The Broken Hill Proprietary Company Limited and Paul M. Anderson
4.9	Letter agreement and terms of employment, dated November 17, 1998, between R. J. McNeilly and The Broken Hill Proprietary Company Limited.
4.10	Service Agreement, dated June 29, 2001 between Brian P. Gilbertson and Billiton Services Jersey Limited.
4.11	Service Agreement, dated June 29, 2001, between Brian P. Gilbertson and Billiton Plc.
4.12	Service Agreement, dated June 29, 2001, between Brian P. Gilbertson and BHP Limited.
4.13	Service Agreement, dated July 12, 2001, between Brian P. Gilbertson and Billiton International Services Limited.
8	List of subsidiaries of BHP Billiton Limited
10	Consent of Arthur Andersen

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BHP BILLITON LIMITED
(Registrant)



By:
Name: Charles W Goodyear
Title: Chief Development officer.

Dated: November 15, 2001

MELBOURNE: 35427.1

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BHP BILLITON LIMITED
(Registrant)

By: /s/ Charles W. Goodyear
Name: Charles W. Goodyear
Title: Chief Development Officer

Dated: November 15, 2001